Filed Pursuant to Rule 424(b)(3)
Registration No. 333-284993

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Pulmatrix, Inc. and Cullgen Inc.,
Pulmatrix, Inc., a Delaware corporation (“Pulmatrix”) and Cullgen Inc., a Delaware corporation (“Cullgen”), entered into an Agreement and Plan of Merger and Reorganization on November 13, 2024, as amended by Amendment No. 1 thereto on April 7, 2025 (the “Merger Agreement”), pursuant to which, among other matters, PCL Merger Sub, Inc., a direct, wholly owned subsidiary of Pulmatrix (“Merger Sub”), will merge with and into Cullgen, with Cullgen surviving as a wholly owned subsidiary of Pulmatrix, and the surviving corporation of the merger (the “Merger”). Pulmatrix following the Merger is referred to herein as the “Combined Company.”
At the effective time of the Merger (the “Effective Time”): (i) each then-outstanding share of Cullgen common stock, other than dissenting shares, will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 145 of the accompanying proxy statement/prospectus (the “Exchange Ratio”); (ii) each then-outstanding share of Cullgen preferred stock, other than dissenting shares, will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the number of shares of Cullgen common stock issuable upon conversion of such share of Cullgen preferred stock multiplied by the Exchange Ratio; and (iii) each outstanding and unexercised option to purchase shares of Cullgen common stock, whether vested or unvested, will be assumed by Pulmatrix and will be converted into an option to purchase shares of Pulmatrix common stock, with necessary adjustments to reflect the Exchange Ratio and as set forth in the Merger Agreement. See the section titled “The Merger Agreement—Treatment of Cullgen Options” beginning on page 147 of the accompanying proxy statement/prospectus.
In connection with the Merger: (i) each share of Pulmatrix common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the proposed Pulmatrix reverse stock split, will be unaffected by the Merger; (ii) each option to acquire shares of Pulmatrix common stock outstanding but then not vested or exercisable shall be accelerated in full; (iii) each option to acquire shares of Pulmatrix common stock with an exercise price per share greater than $10.00 per share shall be cancelled for no consideration; (iv) each option to acquire shares of Pulmatrix common stock with an exercise price less than or equal to the Pulmatrix Closing Price (as defined in the Merger Agreement as the “Parent Closing Price”) will be converted into the right to receive the number of shares underlying such Pulmatrix option, reduced as set forth in the Merger Agreement; (v) each option to acquire shares of Pulmatrix common stock with an exercise price greater than the Pulmatrix Closing Price, but less than $10.00 per share, will remain outstanding; and (vi) each warrant to acquire shares of Pulmatrix common stock that is outstanding and unexercised immediately prior to the Effective Time shall survive the closing of the Merger (the “Closing”) and remain outstanding in accordance with its terms; provided that the holders of any such warrants which remain outstanding following closing may elect to require Pulmatrix to pay such holders cash in exchange for the termination of the remaining unexercised portion of such warrants if contemplated by the terms of such warrants. See the sections titled “The Merger Agreement—Treatment of Pulmatrix Common Stock,” “The Merger Agreement—Treatment of Pulmatrix Options” and “The Merger Agreement—Treatment of Pulmatrix Warrants” beginning on pages 148, 133 and 148 of the accompanying proxy statement/prospectus, respectively.
Based on Pulmatrix’s and Cullgen’s capitalization and Pulmatrix’s cash position, each as of November 13, 2024, each share of Cullgen capital stock is currently estimated to be entitled to receive approximately 1.2491 shares of Pulmatrix common stock. This estimated exchange ratio does not give effect to the proposed Pulmatrix reverse stock split and is subject to adjustment if Pulmatrix’s estimated Net Cash (as defined in the Merger Agreement as the “Parent Net Cash”) at the closing of the Merger is less than $2,500,000 or if there is a change to the number of shares underlying Pulmatrix’s stock options or warrants that are outstanding and in the money immediately prior to the Effective Time as described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 145 of the accompanying proxy statement/prospectus.
Immediately after the Merger, based solely on the estimated exchange ratio as described in the accompanying proxy statement/prospectus, Pulmatrix securityholders as of immediately prior to the Merger are expected to own approximately 3.6145% of the outstanding shares of the Combined Company on a fully-diluted basis and Cullgen securityholders are expected to own approximately 96.3655% of the outstanding shares of the Combined Company on a fully-diluted basis.
Shares of Pulmatrix common stock are currently listed on Nasdaq under the symbol “PULM.” Pulmatrix has filed an initial listing application for the Combined Company with Nasdaq. After completion of the Merger, Pulmatrix will be renamed “Cullgen Inc.” and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “CUGN.” On May 5, 2025, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Pulmatrix common stock was $6.41 per share.
Pulmatrix stockholders are cordially invited to attend the special meeting in lieu of the annual meeting of Pulmatrix stockholders. Pulmatrix is holding its special meeting in lieu of the annual meeting of stockholders (the “Pulmatrix Special Meeting”), on June 16, 2025, at 8:30 a.m. Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The Pulmatrix Special Meeting will be conducted exclusively online. Pulmatrix stockholders will be able to attend and participate in the Pulmatrix Special Meeting online by visiting www.virtualshareholdermeeting.com/PULM2025SM, where they will be able to listen to the meeting live, submit questions and vote. At the Pulmatrix Special Meeting, Pulmatrix will ask its stockholders to:
1.
Approve (i) the issuance of shares of Pulmatrix common stock, which will represent more than 20% of the shares of Pulmatrix common stock outstanding immediately prior to the Merger, to Cullgen stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.
Approve an amendment to the amended and restated certificate of incorporation of Pulmatrix (the “Pulmatrix Charter”) to effect a reverse stock split of the issued and outstanding Pulmatrix common stock at a ratio determined by the Pulmatrix board of directors and agreed to by Cullgen, of one new share of Pulmatrix common stock for every 2 to 10 shares (or any number in between) of outstanding Pulmatrix common stock, in the form attached as Annex B to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.
Approve an amendment to the Pulmatrix Charter to increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue from 200,000,000 to 250,000,000, in the form attached as Annex C (the “Authorized Share Increase Proposal” or “Proposal No. 3”);

4.	Approve the Cullgen Inc. 2025 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);
5.	Approve the Cullgen Inc. 2025 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);
6.
Elect the Class II director, Richard Batycky, Ph.D., to the Pulmatrix board of directors and to hold office until Pulmatrix’s 2028 annual meeting of stockholders and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal (the “Director Election Proposal” or “Proposal No. 6”), provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the Pulmatrix board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement;

7.
Ratify the appointment of CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm for fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal” or “Proposal No. 7”), provided that Ernst & Young Hua Ming LLP is expected to be appointed for that fiscal year if the Merger is completed as the Combined Company’s independent registered public accounting firm;

8.
Approve an adjournment of the Pulmatrix Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 7 (the “Adjournment Proposal” or “Proposal No. 8”); and

9.	Transact such other business as may properly come before the stockholders at the Pulmatrix Special Meeting or any adjournment or postponement thereof.
As described in the accompanying proxy statement/prospectus, certain Cullgen stockholders who in the aggregate owned approximately 98% of the outstanding shares of Cullgen capital stock as of November 13, 2024, are party to stockholder support agreements with Pulmatrix and Cullgen, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including adoption of the Merger Agreement and approval of the Merger. Following the effectiveness of the registration statement of which the accompanying proxy statement/prospectus forms a part and pursuant to the Merger Agreement, Cullgen stockholders holding a sufficient number of shares of Cullgen capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.
Further, prior to the Effective Time, if the proposals described in the accompanying proxy statement/prospectus are approved, and if Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below, then the Pulmatrix board of directors expects to declare and set aside the aggregate cash amount to be paid in accordance with a pre-closing special cash dividend (the “Cash Dividend”) to holders of record of outstanding shares of Pulmatrix common stock as of a record date prior to the Effective Time, to be set by the Pulmatrix board of directors as close as reasonably practicable to (but not later than) the anticipated closing. The ex-dividend date in respect of such cash dividend will be determined by Nasdaq. Pulmatrix stockholders of record who continue to hold their eligible shares of Pulmatrix common stock until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. The Cash Dividend will be equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash (as determined pursuant to the Merger Agreement) will exceed $2,500,000, subject to certain adjustments and limitations. There is no guarantee that Pulmatrix’s Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and the Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
After careful consideration, each of the Pulmatrix and Cullgen boards of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement and have determined that it is advisable to consummate the Merger. The Pulmatrix board of directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.
Cullgen faces various risks and uncertainties related to doing business in the People’s Republic of China (the “PRC”). A significant portion of Cullgen’s business is operated through Cullgen’s wholly owned subsidiary, Cullgen (Shanghai), Inc. (“Cullgen Shanghai”), a company organized under the laws of the PRC. For a detailed description of risks related to doing business in the PRC, see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC” in the accompanying proxy statement/prospectus.
The PRC government’s significant authority in regulating the Combined Company’s operations and its oversight and control over offerings conducted overseas by, and foreign investment in, PRC-based issuers could significantly limit or completely hinder the Combined Company’s ability to offer or continue to offer securities to investors and cause the value of the Combined Company securities to significantly decline or be worthless if the Merger is consummated. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature could result in a material change in the Combined Company’s operations and may cause the value of the Combined Company securities to significantly decline or become worthless if the Merger is consummated. Risks and uncertainties arising from the legal system in the PRC, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the PRC could result in a material adverse change in the Combined Company’s operations and the value of the Combined Company common stock if the Merger is consummated. For example, in recent years, the PRC government has made statements and taken regulatory actions to regulate certain market players or to improve its supervision of the market in general, such as those related to data security or anti-monopoly concerns. There is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on the Combined Company. If any such rules or regulations are adopted, the Combined Company may be subject to more stringent regulatory scrutiny for its operation and financing efforts, which may in turn result in more compliance costs and expenses for the Combined Company, delay the Combined Company’s investment and financing activities, or otherwise impact the Combined Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange following the Merger. For more details, see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC—The PRC government may exert substantial influence over Cullgen’s operations at any time, which could result in an adverse change in Cullgen’s operations” in the accompanying proxy statement/prospectus.
Pursuant to the Cybersecurity Review Measures published by the Cybersecurity Administration of China, which became effective on February 15, 2022, critical information infrastructure operators purchasing network products and services which affect or may affect national security, or online platform operators possessing personal information of more than one million users, seeking to be listed on foreign stock markets must apply for a cybersecurity review by the Cybersecurity Review Office. For a detailed description, see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC—The PRC government may exert substantial influence over Cullgen’s operations at any time, which could result in an adverse change in Cullgen’s operations” in the accompanying proxy statement/prospectus.
The Special Administrative Measures for Foreign Investment (2024 Edition) (“Negative List”) sets out in a unified manner the special management measures for the access of foreign investments such as requirements for equity and senior management. Any field falling outside the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. Domestic enterprises engaged in businesses in fields prohibited from investment by the Negative List must be reviewed and approved by the relevant competent authorities of the state before issuing shares abroad and listing for trading. Foreign investors are not allowed to participate in the operation and management of the enterprises and their equity ratio are governed with reference to the relevant regulations on the management of domestic securities investment by overseas investors. For a detailed description, please see the section titled “Cullgen’s Business—Government Regulation—Regulatory Requirements in the PRC—Foreign Investments” in the accompanying proxy statement/prospectus.
However, applicable PRC laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If Cullgen or Cullgen Shanghai fail to obtain and maintain such approvals, licenses, or permits required for its business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment Cullgen or Cullgen Shanghai could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect its business, operating results, financial condition and the value of the Combined Company common stock, significantly limit or completely hinder the Combined Company’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.
Generally, cash is transferred through Cullgen’s organization in the following manner: (i) funds are transferred to Cullgen Shanghai from Cullgen, in the form of capital contributions or shareholder loans; and (ii) dividends or other distributions may be paid by Cullgen Shanghai to Cullgen.

Cullgen may not be able to transfer funds out of Cullgen Shanghai, or Cullgen might face difficulties in transferring funds from investors in the PRC should Cullgen decide to solicit investments from investors in the PRC, in a timely manner due to restrictions imposed by the PRC authorities.
Under PRC laws and regulations, Cullgen’s operating subsidiary in the PRC, Cullgen Shanghai, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise, such as Cullgen Shanghai, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the enterprise.
In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Any limitation on the ability of Cullgen Shanghai to pay dividends or make other distributions to Cullgen could materially and adversely limit Cullgen’s ability to grow, make investments or acquisitions that could be beneficial to Cullgen’s business, pay dividends, or otherwise fund and conduct its business.
Since Cullgen’s inception to the date of this proxy statement/prospectus, there were no transfers, dividends, or distributions between Cullgen Shanghai and Cullgen, or to investors (excluding shareholder capital contributions). In addition, since Cullgen Shanghai’s inception, Cullgen Shanghai has not paid a dividend to Cullgen. Cullgen intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Combined Company board of directors deems relevant. For more details, see the sections titled “Cullgen’s Business—Regulatory Requirements in the PRC—Dividends, Distributions and Other Transfers”, Cullgen’s audited financial statements for the years ended December 31, 2024, and 2023 and “Unaudited Pro Forma Condensed Combined Financial Information” included in the accompanying proxy statement/prospectus.
In addition, Cullgen’s auditor is located in China, a jurisdiction where the Public Company Accounting Oversight Board (“PCAOB”) was unable to conduct inspections without the approval of the PRC authorities. Cullgen’s auditor, Ernst & Young Hua Ming LLP, was identified as a firm subject to the determinations announced by the PCAOB in December 2021. Trading in the Combined Company common stock on the Nasdaq or over-the-counter may be prohibited, and as a result, the Combined Company common stock may be delisted under the Holding Foreign Companies Accountable Act (“HFCAA”) if the PCAOB determines that it has been unable to inspect or investigate completely the Combined Company’s auditor located in the PRC for two consecutive years following the Merger. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including Cullgen’s auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021, determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of the Combined Company and its auditor’s, control, including positions taken by authorities of the PRC.
The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of Combined Company securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and the Combined Company uses such accounting firm to conduct audit work following the Merger, the Combined Company would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if the Combined Company was so identified for two consecutive years, trading in the Combined Company securities on U.S. markets would be prohibited under the HFCAA. For a detailed description of risks of and impacts on the Combined Company relating to the HFCAA and related regulations, please see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC—The enacted ‘Holding Foreign Companies Accountable Act’ and the ‘Accelerating Holding Foreign Companies Accountable Act’ call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the market for the Combined Company common stock” in the accompanying proxy statement/prospectus.
YOUR VOTE IS IMPORTANT. Even if you plan to attend the Pulmatrix Special Meeting virtually, Pulmatrix requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Pulmatrix Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Pulmatrix Special Meeting.
More information about Pulmatrix, Cullgen, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Pulmatrix urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 31 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.
Pulmatrix and Cullgen are excited about the opportunities the Merger brings to Pulmatrix and Cullgen stockholders and thank you for your consideration and continued support.
Sincerely,

Peter Ludlum	Ying Luo
Interim Chief Executive Officer	President and Chief Executive Officer
Pulmatrix, Inc.	Cullgen Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the issuance of Pulmatrix securities in connection with the Merger or the other transactions described in the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated May 9, 2025, and is first being mailed to Pulmatrix stockholders on or about May 9, 2025.

PULMATRIX, INC.
945 Concord Street, Suite 1217
Framingham, MA 01701
(888) 355-4440
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS IN LIEU OF
ANNUAL MEETING OF STOCKHOLDERS
To the stockholders of Pulmatrix, Inc.:
NOTICE IS HEREBY GIVEN that a virtual special meeting in lieu of the annual meeting of stockholders of Pulmatrix, Inc. (the “Pulmatrix Special Meeting”), will be held on June 16, 2025, at 8:30 a.m. Eastern Time, unless postponed or adjourned to a later date. The Pulmatrix Special Meeting will be held exclusively online. You will be able to attend and participate in the Pulmatrix Special Meeting online by visiting www.virtualshareholdermeeting.com/PULM2025SM, where you will be able to listen to the meeting live, submit questions and vote.
You are cordially invited to attend the Pulmatrix Special Meeting to be held for the following purposes:
1.
To approve (i) the issuance of shares of Pulmatrix, Inc. (“Pulmatrix”) common stock, which will represent more than 20% of the shares of Pulmatrix common stock outstanding immediately prior to the merger, to Cullgen Inc. (“Cullgen”) stockholders, pursuant to the terms of the Agreement and Plan of Merger and Reorganization among Pulmatrix, Cullgen, PCL Merger Sub, Inc. (“Merger Sub”) and PCL Merger Sub II, LLC (“Merger Sub II”), dated as of November 13, 2024, a copy of which is attached as Annex A-1 to the accompanying proxy statement/prospectus, as amended by Amendment No. 1 thereto (the “Merger Agreement Amendment”), dated as of April 7, 2025, which is referred to in this Notice collectively as the “Merger Agreement,” and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.
To approve an amendment to the amended and restated certificate of incorporation of Pulmatrix (the “Pulmatrix Charter”) to effect a reverse stock split of Pulmatrix’s issued and outstanding common stock at a ratio determined by the Pulmatrix board of directors and agreed to by Cullgen, of one new share of Pulmatrix common stock for every 2 to 10 shares (or any number in between) of outstanding Pulmatrix common stock in the form attached as Annex B to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.
To approve an amendment to the Pulmatrix Charter to increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue from 200,000,000 to 250,000,000, in the form attached as Annex C (the “Authorized Share Increase Proposal” or “Proposal No. 3”);

4.	To approve the Cullgen Inc. 2025 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);
5.	To approve the Cullgen Inc. 2025 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);
6.
To elect the Class II director, Richard Batycky, Ph.D., to the Pulmatrix board of directors and to hold office until Pulmatrix’s 2028 annual meeting of stockholders and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal (the “Director Election Proposal” or “Proposal No. 6”), provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the Pulmatrix board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement;

7.
To ratify the appointment of CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm for fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal” or “Proposal No. 7”), provided that Ernst & Young Hua Ming LLP is expected to be appointed for that fiscal year if the Merger is completed as the Combined Company’s independent registered public accounting firm;

8.
To approve an adjournment of the Pulmatrix Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 7 (the “Adjournment Proposal” or “Proposal No. 8”); and

9.	To transact such other business as may properly come before the stockholders at the Pulmatrix Special Meeting or any adjournment or postponement thereof.

Record Date: The Pulmatrix board of directors has fixed May 1, 2025, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Pulmatrix Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of Pulmatrix common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Pulmatrix Special Meeting. At the close of business on the Record Date, Pulmatrix had 3,652,285 shares of common stock outstanding and entitled to vote.
As further described in this proxy statement/prospectus, subject to the terms and conditions of the Merger Agreement: Merger Sub will merge with and into Cullgen, with Cullgen surviving as a wholly owned subsidiary of Pulmatrix, and the surviving corporation of the merger (the “Merger”). At the effective time of the Merger (the “Effective Time”): (i) each then-outstanding share of Cullgen common stock, other than dissenting shares, will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 145 of the accompanying proxy statement/prospectus (the “Exchange Ratio”); (ii) each then-outstanding share of Cullgen preferred stock, other than dissenting shares, will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the number of shares of Cullgen common stock issuable upon conversion of such share of Cullgen preferred stock multiplied by the Exchange Ratio; and (iii) each outstanding and unexercised option to purchase shares of Cullgen common stock, whether vested or unvested, will be assumed by Pulmatrix and will be converted into an option to purchase shares of Pulmatrix common stock, with necessary adjustments to reflect the Exchange Ratio and as set forth in the Merger Agreement. See the section titled “The Merger Agreement—Treatment of Cullgen Options” beginning on page 147 of the accompanying proxy statement/prospectus.
In connection with the Merger: (i) each share of Pulmatrix common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the proposed Pulmatrix reverse stock split, will be unaffected by the Merger; (ii) each option to acquire shares of Pulmatrix common stock outstanding but then not vested or exercisable shall be accelerated in full; (iii) each option to acquire shares of Pulmatrix common stock with an exercise price per share greater than $10.00 per share shall be cancelled for no consideration; (iv) each option to acquire shares of Pulmatrix common stock with an exercise price less than or equal to the Pulmatrix Closing Price (as defined in the Merger Agreement as the “Parent Closing Price”) will be converted into the right to receive the number of shares underlying such Pulmatrix option, reduced as set forth in the Merger Agreement; (v) each option to acquire shares of Pulmatrix common stock with an exercise price greater than the Pulmatrix Closing Price, but less than $10.00 per share, will remain outstanding and (vi) each warrant to acquire shares of Pulmatrix common stock that is outstanding and unexercised immediately prior to the Effective Time shall survive the Closing and remain outstanding in accordance with its terms; provided that the holders of any such warrants which remain outstanding following closing may elect to require Pulmatrix to pay such holders cash in exchange for the termination of the remaining unexercised portion of such warrants if contemplated by the terms of such warrants. See the sections titled “The Merger Agreement—Treatment of Pulmatrix Common Stock,” “The Merger Agreement—Treatment of Pulmatrix Options” and “The Merger Agreement—Treatment of Pulmatrix Warrants” beginning on pages 148, 133 and 148 of the accompanying proxy statement/prospectus, respectively.
The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, a copy of the Merger Agreement. You are urged to read carefully this proxy statement/prospectus in its entirety, including each of the Annexes hereto and the accompanying financial statements provided herein.
Your vote is important. The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on such matters, voting affirmatively or negatively (excluding abstentions and broker non-votes), assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5, 7 and 8. A plurality of the votes cast “FOR” their election by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on such election is required for approval of Proposal No. 6. Approval of each of Proposal Nos. 1, 2 and 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.
Even if you plan to attend the Pulmatrix Special Meeting virtually, Pulmatrix requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Pulmatrix Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Pulmatrix Special Meeting.

THE PULMATRIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO PULMATRIX AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE PULMATRIX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PULMATRIX STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.
Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting to Be Held on June 16, 2025 at 8:30 a.m. Eastern Time via the internet.
The proxy statement/prospectus, which also serves as the annual report to stockholders in connection with the special meeting in lieu of annual meeting, is available to stockholders at www.pulmatrix.com.
By Order of the Pulmatrix Board of Directors,
Peter Ludlum
Interim Chief Executive Officer
May 9, 2025

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Pulmatrix that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Pulmatrix’s corporate secretary at 945 Concord Street, Suite 1217, Framingham, MA 01701 or by calling (888) 355-4440.
To ensure timely delivery of these documents, any request should be made no later than June 2, 2025 to receive them before the Pulmatrix Special Meeting.
For additional details about where you can find information about Pulmatrix, please see the section titled “Where You Can Find More Information” beginning on page 328 of this proxy statement/prospectus.
i

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Pulmatrix, constitutes a prospectus of Pulmatrix under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Pulmatrix common stock to be issued to Cullgen equity holders pursuant to the Merger Agreement. This document also constitutes a proxy statement of Pulmatrix under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a Notice of Special Meeting of Stockholders in Lieu of Annual Meeting of Stockholders of Pulmatrix.
Pulmatrix has supplied all information contained in this proxy statement/prospectus relating to Pulmatrix, and Cullgen has supplied all such information relating to Cullgen. Pulmatrix and Cullgen have both contributed to the information related to the Merger contained in this proxy statement/prospectus.
You should rely only on the information contained in this proxy statement/prospectus. Pulmatrix and Cullgen have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 9, 2025, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
Further, you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the stated date. Neither the mailing of this proxy statement/prospectus to Pulmatrix stockholders nor the issuance by Pulmatrix of shares of its common stock pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.
The following section provides answers to frequently asked questions about the Merger and the Pulmatrix Special Meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because you have been identified as a Pulmatrix stockholder as of the Record Date (as defined below), and you are entitled to vote to approve the matters set forth herein. This document serves as:

•	a proxy statement of Pulmatrix used to solicit proxies by the Pulmatrix board of directors for the Pulmatrix Special Meeting to vote on the matters set forth herein;
•
a prospectus of Pulmatrix used to offer shares of Pulmatrix common stock issued in exchange for shares of Cullgen common stock and Cullgen preferred stock in the Merger (other than dissenting shares); and

•	the annual report of Pulmatrix provided in connection with the special meeting in lieu of an annual meeting.
Information about the Pulmatrix Special Meeting, the Merger, the Merger Agreement and the other business to be considered by Pulmatrix stockholders at the Pulmatrix Special Meeting is contained in this proxy statement/prospectus. Pulmatrix stockholders should read this information carefully and in its entirety, including the annexes and the documents incorporated by reference. You are invited to participate in the Pulmatrix Special Meeting and to vote on the proposals described in this proxy statement/prospectus. The proxy materials are being mailed to Pulmatrix stockholders on or about May 9, 2025.
Q:	What is a proxy?
A:
A proxy is another person that you legally designate to vote your stock. If you designate someone as your proxy in a written document, that document is also called a “proxy” or a “proxy card.” If you are a “street name” holder, you must obtain a proxy from your broker or nominee in order to vote your shares during the Pulmatrix Special Meeting.

Q:	What is a proxy statement?
A:	A proxy statement is a document that regulations of the SEC require that we give to you when we ask you to sign a proxy card to vote your stock at the Pulmatrix Special Meeting.
Q:	What is the Merger?
A:
Pulmatrix, Cullgen, Merger Sub and Merger Sub II entered into (i) the Merger Agreement on November 13, 2024 and (ii) the Merger Agreement Amendment on April 7, 2025, copies of which are attached to this proxy statement/prospectus as Annex A. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into Cullgen, with Cullgen continuing as a wholly owned subsidiary of Pulmatrix and the surviving corporation of the Merger. This transaction is referred to in this proxy statement/prospectus as the “Merger.” In connection with the Merger, Pulmatrix will change its corporate name to “Cullgen Inc.”

Q:	What will Cullgen securityholders receive in the Merger?
A:
At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Cullgen common stock will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 145 of this proxy statement/prospectus), and (ii) each then-outstanding share of Cullgen preferred stock will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the number of shares of Cullgen common stock issuable upon conversion of each share of Cullgen preferred stock multiplied by the Exchange Ratio.

For a more complete description of the treatment of Cullgen securities in the Merger, please see the sections titled “The Merger Agreement—Merger Consideration,” and “The Merger Agreement—Exchange Ratio” beginning on pages 144 and 145, respectively, of this proxy statement/prospectus.
Q:	What will Pulmatrix securityholders receive in the Merger?
A:
Each share of Pulmatrix common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the proposed reverse stock split, will be unaffected by the Merger. Each option to acquire shares of Pulmatrix common stock outstanding but then not vested or exercisable shall be accelerated in full. Each option to acquire shares of Pulmatrix common stock with an exercise price per share greater than $10.00 per share shall be cancelled for no consideration. Each option to acquire shares of Pulmatrix common stock with an exercise price less than or equal to the Pulmatrix Closing Price (as defined in the Merger Agreement as the “Parent Closing Price”) will be converted into the right to receive the number of shares underlying such Pulmatrix option, reduced as set forth in the Merger Agreement. Each option to acquire shares of Pulmatrix common stock with an exercise price greater than the Pulmatrix Closing Price, but less than $10.00 per share, will remain outstanding. Each warrant to acquire shares of Pulmatrix common stock that is outstanding and unexercised immediately prior to the Effective Time will survive the closing of the Merger (the “Closing”) and remain outstanding in accordance with its terms; provided that the holders of any such warrants which remain outstanding following closing may elect to require Pulmatrix to pay such holders cash in exchange for the termination of the remaining unexercised portion of such warrants if contemplated by the terms of such warrants.

For a more complete description of the treatment of Pulmatrix securities in the Merger, please see the sections titled “The Merger Agreement—Treatment of Pulmatrix Common Stock,” “The Merger Agreement—Treatment of Pulmatrix Options” and “The Merger Agreement—Treatment of Pulmatrix Warrants” beginning on pages 148, 133 and 148 of the accompanying proxy statement/prospectus, respectively. Immediately after the Merger, Pulmatrix securityholders as of immediately prior to the Merger are expected to own approximately 3.6145% of the outstanding shares of Pulmatrix following the Merger (the “Combined Company”) on a fully-diluted basis, former Cullgen securityholders are expected to own approximately 96.3655% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Pulmatrix’s Net Cash as of Closing being at least $2,500,000.
In addition, prior to the Effective Time, if the proposals described in this proxy statement/prospectus are approved, and if Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below, then the Pulmatrix board of directors expects to declare the Cash Dividend to Pulmatrix stockholders of record of outstanding shares of Pulmatrix common stock as of a record date, to be set by the Pulmatrix board of directors as close as reasonably practicable to (but not later than) the Effective Time. The ex-dividend date in respect of such Cash Dividend will be determined by Nasdaq. Pulmatrix stockholders of record who continue to hold their eligible shares of Pulmatrix common stock until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. The Cash Dividend will be up to an amount equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash (as determined pursuant to the Merger Agreement) will exceed $2,500,000 (such amount, the “Cash Dividend Amount”), provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the Cash Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000. There is no guarantee that Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date for the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
For a more complete description of the treatment of Pulmatrix securities in the Merger, please see the sections titled “Comparative Market Price and Dividend Information,” “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on pages 30, 144 and 145 respectively, of this proxy statement/prospectus.

Q:	Why are the two companies proposing to merge?
A:
Pulmatrix and Cullgen believe that combining the two companies will result in a company focused on the discovery and development of targeted protein degrader therapies designed to improve the lives of patients suffering from critical conditions such as pain, cancer and inflammation. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger—Pulmatrix’s Reasons for the Merger” and “The Merger—Cullgen’s Reasons for the Merger” beginning on pages 114 and 118, respectively, of this proxy statement/prospectus.

Q:	What will happen to Pulmatrix if, for any reason, the Merger with Cullgen does not close?
A:
Pulmatrix has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger with Cullgen. In the event the Merger does not close, Pulmatrix will have a limited ability to continue its current operations indefinitely. Although the Pulmatrix board of directors may elect, among other things, to attempt to complete another strategic transaction if the Merger with Cullgen does not close, the Pulmatrix board of directors may instead take steps necessary to liquidate or dissolve Pulmatrix’s business and assets if a viable alternative strategic transaction is not available. If Pulmatrix decides to dissolve and liquidate its assets, Pulmatrix would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of Pulmatrix and setting aside funds for reserves.

Q:	What will happen to Pulmatrix if, for any reason, it does not sell its historical assets and operations in connection with the Merger?
A:
Pulmatrix intends to dispose of its historical assets and operations in connection with the Merger, which would result in it being a shell company. If Pulmatrix is unable to sell its historical assets and operations, Pulmatrix may not have enough Net Cash to be able to declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. See the section titled “Risk Factors—Risks Related to the Merger—Pulmatrix’s expected disposal of its historical assets and operations in connection with its proposed Merger with Cullgen will make it a shell company. As a result, Pulmatrix will be subject to more stringent reporting requirements, offering limitations and resale restrictions.”

Q:	What proposals will be voted on at the Pulmatrix Special Meeting in connection with the Merger?
A:
Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the Pulmatrix Special Meeting in order for the Merger to close (the “Merger Proposals”):

•
Proposal No. 1 — The Nasdaq Stock Issuance Proposal to approve (i) the issuance of shares of Pulmatrix common stock, which will represent more than 20% of the shares of Pulmatrix common stock outstanding immediately prior to the Merger, to Cullgen stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A, to this proxy statement/prospectus, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

•
Proposal No. 2 — The Reverse Stock Split Proposal to approve an amendment to the amended and restated certificate of incorporation of Pulmatrix (the “Pulmatrix Charter”) to effect a reverse stock split of Pulmatrix’s issued and outstanding common stock at a ratio determined by the Pulmatrix board of directors and agreed to by Cullgen, of one new share of Pulmatrix common stock for every 2 to 10 shares (or any number in between) of outstanding Pulmatrix common stock in the form attached as Annex B to this proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”); and

•
Proposal No. 3 — The Authorized Share Increase Proposal to approve an amendment to the Pulmatrix Charter to increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue from 200,000,000 to 250,000,000, in the form attached as Annex C to this proxy statement/prospectus (the “Authorized Share Increase Proposal” or “Proposal No. 3”).

Approval of each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of Pulmatrix common stock in connection with the Merger and the change of control resulting from the Merger will not take place unless Proposal No. 1 is approved by the Pulmatrix stockholders and the Merger is consummated. The amendment to the Pulmatrix Charter to effect a reverse stock split of Pulmatrix’s issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the requisite Pulmatrix stockholders and the Merger is consummated. The amendment to the Pulmatrix Charter to increase the number of authorized shares of Pulmatrix common stock will not take place unless Proposal No. 3 is approved by the requisite Pulmatrix stockholders and the Merger is consummated.
The Pulmatrix board of directors may determine to effect a reverse stock split if the Reverse Stock Split Proposal is approved by the Pulmatrix stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal. However, if Pulmatrix stockholders do not approve the Nasdaq Stock Issuance Proposal, the Pulmatrix board of directors is not permitted to effect the increase in the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue, even if the Authorized Share Increase Proposal is approved by the Pulmatrix stockholders.
In addition to the requirement of obtaining Pulmatrix stockholder approval, the Closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 156 of this proxy statement/prospectus.
Q:	What proposals are to be voted on at the Pulmatrix Special Meeting, other than the Merger Proposals?
A:	At the Pulmatrix Special Meeting, the holders of Pulmatrix common stock will also be asked to consider the following proposals:
•	Proposal No. 4 — The Stock Plan Proposal to approve the Cullgen Inc. 2025 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);
•	Proposal No. 5 — The ESPP Proposal to approve the Cullgen Inc. 2025 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);
•
Proposal No. 6 — The Director Election Proposal to elect one Class II director nominee named in this proxy statement/prospectus to the Pulmatrix board of directors, to serve until Pulmatrix’s 2028 annual meeting of stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal (the “Director Election Proposal” or “Proposal No. 6”), provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the Pulmatrix board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement;

•
Proposal No. 7 — The Auditor Ratification Proposal to ratify the selection of CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal” or “Proposal No. 7”), provided that Ernst & Young Hua Ming LLP is expected to be appointed for that fiscal year if the Merger is completed as the Combined Company’s independent registered public accounting firm; and

•
Proposal No. 8 — The Adjournment Proposal to approve an adjournment of the Pulmatrix Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 7 (the “Adjournment Proposal” or “Proposal No. 8”).

The approvals of Proposal Nos. 4, 5, 6, 7 and 8 are not conditions to the Merger.
Q:	What is the quorum requirement?
A:
The presence, by accessing online or being represented by proxy, at the Pulmatrix Special Meeting of the holders of one-third of the voting power of all the shares of Pulmatrix common stock outstanding and entitled to vote at the Pulmatrix Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Proposals.

Your shares will be counted toward the quorum only if you submit a valid proxy (or a valid proxy is submitted on your behalf by your broker, bank or other agent) or if you attend the Pulmatrix Special Meeting virtually and vote. Abstentions and broker non-votes, if any, will be counted toward the quorum requirement. If there is no quorum, the chair of the Special Meeting or the holders of a majority of shares of common stock present at the Special Meeting, either virtually or represented by proxy, may adjourn the Special Meeting to another time or date.
Q:	What stockholder votes are required to approve the proposals at the Pulmatrix Special Meeting?
A:	Proposal No. 1 — The Nasdaq Stock Issuance Proposal
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Nasdaq Stock Issuance Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker-non votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal.
Proposal No. 2 — The Reverse Stock Split Proposal
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Reverse Stock Split Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Reverse Stock Split Proposal. Abstentions and broker non-votes, if any, will have no effect on the Reverse Stock Split Proposal.
Proposal No. 3 — The Authorized Share Increase Proposal
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Authorized Share Increase Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Authorized Share Increase Proposal. Abstentions and broker non-votes, if any, will have no effect on the Authorized Share Increase Proposal.
Proposal No. 4 — The Stock Plan Proposal
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Stock Plan Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Stock Plan Proposal. Abstentions and broker non-votes, if any, will have no effect on the Stock Plan Proposal.
Proposal No. 5 — The ESPP Proposal
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the ESPP Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the ESPP Proposal. Abstentions and broker non-votes, if any, will have no effect on the ESPP Proposal.
Proposal No. 6 — The Director Election Proposal
A nominee will be elected as a director at the Pulmatrix Special Meeting if the nominee receives a plurality of the votes cast “FOR” their election by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Director Election Proposal. “Plurality” means that the individual who receives the highest number of votes cast “FOR” is elected as a director. Broker non-votes, if any, and votes that are withheld will not be counted as votes cast on the matter and will have no effect on the outcome of the election. Stockholders do not have cumulative voting rights for the election of directors.

Proposal No. 7 — The Auditor Ratification Proposal
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Auditor Ratification Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Auditor Ratification Proposal. Abstentions and broker non-votes, if any, will have no effect on the Auditor Ratification Proposal.
Proposal No. 8 — The Adjournment Proposal
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Adjournment Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Adjournment Proposal. Abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.
Q:	Who counts the votes?
A:	Votes will be counted by the inspector of election appointed for the Pulmatrix Special Meeting. Broadridge Financial Solutions, Inc. has been engaged as Pulmatrix’s inspector of election.
Q:	Why is Pulmatrix seeking stockholder approval to issue shares of Pulmatrix common stock to existing Cullgen stockholders in the Merger?
A:
Because the Pulmatrix common stock is listed on Nasdaq, Pulmatrix is subject to the Nasdaq rules. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of Pulmatrix common stock when, among other instances, (i) the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Pulmatrix common stock before the issuance and (ii) any director, officer or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Nasdaq Listing Rule 5635(b) also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between the company and the investor or group. Nasdaq Listing Rule 5635(d) also requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

In the case of the Merger, Pulmatrix expects to issue approximately 97.5 million shares of Pulmatrix common stock and Pulmatrix common stock to be issued pursuant to the Merger Agreement will represent greater than 20% of its voting stock outstanding before the issuance. Accordingly, Pulmatrix is seeking stockholder approval of the issuance pursuant to the Merger under the Nasdaq rules.
Q:	Will the common stock of the Combined Company trade on an exchange?
A:
Shares of Pulmatrix common stock are currently listed on Nasdaq under the symbol “PULM.” Pulmatrix has filed an initial listing application for the common stock of the Combined Company with Nasdaq. After completion of the Merger, Pulmatrix will be renamed “Cullgen Inc.” and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “CUGN.” It is a condition to the consummation of the Merger that Pulmatrix will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Pulmatrix will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.

On May 5, 2025 the last trading day before the date of this proxy statement/prospectus, the closing sale price of Pulmatrix common stock was $6.41 per share.
Q:	Who will be the directors of the Combined Company following the Merger?
A:
Immediately following the Merger, the Combined Company board of directors will be composed of seven members, six of whom have been designated by Cullgen and one of whom has been designated by Pulmatrix and agreed to by Cullgen. Effective as of the Effective Time, the Pulmatrix board of directors will appoint the following Cullgen designees: Ying Luo, Ph.D., Thomas Eastling, Yue Xiong, Ph.D., Claire Weston, Ph.D., Maxwell Kirkby, and Feng Tian, Ph.D., and the following Pulmatrix designee: Peter Ludlum, to the board of directors of the Combined Company and concurrently therewith, all of Pulmatrix’s current directors will resign from their positions as directors of the Pulmatrix board of directors. Dr. Luo is expected to be appointed as Chair of the board of directors of the Combined Company. The staggered structure of the Pulmatrix board of directors will remain in place for the Combined Company following the completion of the Merger. For additional information, please see the section titled “Management Following the Merger” beginning on page 289 of this proxy statement/prospectus.

Q:	Who will be the executive officers of the Combined Company immediately following the Merger?
A:	Immediately following the Merger, the executive management team of the Combined Company is expected to consist of members of the Cullgen executive management team prior to the Merger, including:

Name	Title
Ying Luo, Ph.D.	Chief Executive Officer
Thomas Eastling	Chief Financial Officer
Yue Xiong, Ph.D.	Chief Scientific Officer

Q:	What is the relationship between Cullgen and GNI Japan ?
A:
Cullgen is currently a consolidated subsidiary of GNI Group Ltd., a company incorporated under the laws of Japan with limited liability (“GNI Japan”). Cullgen was founded by Yue Xiong, Ph.D., and Jian Jin, Ph.D., who conducted pioneering research in intracellular protein degradation carried out by the ubiquitin-proteasome system, and their scientific insights were complemented by the entrepreneurial skills of the leadership team at the GNI Japan after the founding. Following the Merger, GNI Japan is expected to continue to own a significant minority equity interest in the Combined Company; however, the Combined Company will not be a subsidiary of GNI Japan and GNI Japan will not control the Combined Company’s operations. There are no material contracts between Cullgen and GNI Japan.

Q:	As a Pulmatrix stockholder, how does the Pulmatrix board of directors recommend that I vote?
A:
The Pulmatrix board of directors, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and: (i) determined that the Merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Pulmatrix and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement and the Subscription Agreement, including the issuance of shares of Pulmatrix common stock, in connection with the Merger, respectively; and (iii) recommends that Pulmatrix stockholders vote “FOR” each of the Merger Proposals.

The Pulmatrix board of directors also recommends that Pulmatrix stockholders vote “FOR” the director nominee in Proposal No. 6 and “FOR” Proposal Nos. 4, 5, 7 and 8.
Q:	What if another matter is properly brought before the Pulmatrix Special Meeting?
A:
As of the date of filing this proxy statement/prospectus, the Pulmatrix board of directors knows of no other matters that will be presented for consideration at the Pulmatrix Special Meeting. If any other matters requiring the vote of the stockholders are properly brought before the Pulmatrix Special Meeting, it is the intention of the persons named as proxies in the proxy card to vote on such matters in accordance with their best judgment.

Q:	What risks should I consider in deciding whether to vote in favor of the Merger?
A:
You should carefully review the section titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Combined Company’s business will be subject, and risks and uncertainties to which each of Pulmatrix and Cullgen, as independent companies, are subject.

Q:	When do you expect the Merger to be consummated?
A:
The Merger is anticipated to close in the first half of 2025, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 156 of this proxy statement/prospectus.

Q:	What do I need to do now? How do I vote?
A:
Pulmatrix urges you to read this proxy statement/prospectus carefully and in its entirety, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

Stockholder of Record: Shares Registered in Your Name
If you are a stockholder of record, you may vote at the Pulmatrix Special Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card, the form of which is attached as Annex J. Whether or not you plan to attend the meeting, Pulmatrix urges you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote even if you have already voted by proxy.
•
To vote at the Pulmatrix Special Meeting, attend the Pulmatrix Special Meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/PULM2025SM. Simply attending the Pulmatrix Special Meeting will not, by itself, revoke your proxy and/or change your vote.

•
To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Pulmatrix Special Meeting, Pulmatrix will vote your shares in accordance with the proxy card.

•	To vote over the telephone, call the toll-free found on the proxy card and follow the recorded instructions. You will be asked to provide the company number and control number found on the proxy card.
•	To vote through the Internet, follow the instructions provided on the proxy card. You will be asked to provide the company number and control number from the proxy card.
Your signed proxy card, telephonic proxy instructions or internet proxy instructions must be received by 11:59 p.m. Eastern Time on June 15, 2025 to be counted.
Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent
If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received voting instructions from that organization rather than from Pulmatrix. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote at the Pulmatrix Special Meeting, you must contact your broker, bank, or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the Pulmatrix Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent for instructions.
Q:	May I attend the Pulmatrix Special Meeting and vote in person? What is a Record Date?
A:
Only Pulmatrix stockholders of record as of the close of business on May 1, 2025 (the “Record Date” of the Pulmatrix Special Meeting) will be able to attend and participate in the Pulmatrix Special Meeting online by accessing www.virtualshareholdermeeting.com/PULM2025SM. At the close of business on the Record Date, 3,652,285 shares of Pulmatrix common stock were issued and outstanding. To join the Pulmatrix Special Meeting, you will need to have your control number which is included on your proxy card. If your shares are held in “street name,” you should contact your broker, bank or other agent if you did not receive a control number.

Q:	How can I participate in the virtual Pulmatrix Special Meeting?
A:
Pulmatrix stockholders of record as of as of the close of business on the Record Date are entitled to participate in and vote at the Pulmatrix Special Meeting. To participate in the Pulmatrix Special Meeting, including to vote and ask questions, stockholders of record should go to the meeting website at www.virtualshareholdermeeting.com/PULM2025SM, enter the 16-digit control number found on your proxy card, and follow the instructions on the website. If your shares are held in street name and your voting instruction form indicates that you may vote those shares through www.proxyvote.com, then you may access, participate in and vote at the Pulmatrix Special Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their broker, bank or other agent and obtain a “legal proxy” in order to be able to attend, participate in or vote at the Pulmatrix Special Meeting.

Pulmatrix will endeavor to answer as many stockholder-submitted questions as time permits that comply with the Pulmatrix Special Meeting rules of conduct. Pulmatrix reserves the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or Pulmatrix’s business. If Pulmatrix receives substantially similar questions, it may group such questions together and provide a single response to avoid repetition.
The meeting webcast will begin promptly at 8:30 a.m. Eastern Time. Online check-in will begin approximately 15 minutes before then, and Pulmatrix encourages you to allow ample time for check-in procedures. If you experience technical difficulties during the check-in process or during the meeting, please call the number listed on the meeting website for technical support. Additional information regarding the rules and procedures for participating in the Pulmatrix Special Meeting will be set forth in Pulmatrix’s meeting rules of conduct, which stockholders can view during the meeting at the meeting website.
Q:	What is the difference between holding shares as a registered stockholder and as a beneficial owner?
A:	Stockholder of Record: Shares Registered in Your Name
If your shares of Pulmatrix common stock are registered directly in your name with Pulmatrix’s transfer agent, VStock Transfer, LLC, you are considered to be, with respect to those shares of Pulmatrix common stock, the registered stockholder, and these proxy materials are being sent directly to you by Pulmatrix.
Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent
If your shares of Pulmatrix common stock are held by a broker, bank or other agent, you are considered the beneficial owner of shares of Pulmatrix common stock held in street name, and these proxy materials are being forwarded to you from that broker, bank or other agent.
Q:	What happens if I do not vote?
A:	Stockholder of Record: Shares Registered in Your Name
If you are the registered stockholder and do not vote in one of the ways described above, your shares will not be voted at the Pulmatrix Special Meeting and will not be counted toward the quorum requirement.
Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent
If you are the beneficial owner and do not direct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, which Pulmatrix refers to as a “broker non-vote.” Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, Pulmatrix urges you to direct your broker, bank or other agent how to vote your shares on all proposals to ensure that your vote is counted.
Q:	What if I sign and return a proxy card or otherwise vote but do not indicate specific choices?
A:	Stockholder of Record: Shares Registered in Your Name
The shares represented by each signed and returned proxy will be voted at the Pulmatrix Special Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card.

However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Pulmatrix board of directors. Your shares will be counted toward the quorum requirement.
Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent
If you are the beneficial owner and do not direct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a broker non-vote with respect to such proposals. Accordingly, if you hold your shares beneficially in street name please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank or other agent.
Q:	May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?
A:	Stockholder of Record: Shares Registered in Your Name
Pulmatrix stockholders of record may revoke and/or change their vote at any time before their proxy is voted at the Pulmatrix Special Meeting in one of four ways:
•	You may submit another properly completed proxy with a later date by mail or via the internet.
•	You can provide your proxy instructions via telephone at a later date.
•
You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Pulmatrix’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Pulmatrix’s corporate secretary before 5:00 p.m., Eastern Time, on June 13, 2025. Such written notice of revocation or subsequent proxy card should be sent to Pulmatrix’s principal executive offices at Pulmatrix, Inc., 945 Concord Street, Suite 1217, Framingham, MA 01701, Attention: Corporate Secretary.

•
You may attend the Pulmatrix Special Meeting online and vote during the meeting by following the instructions at www.virtualshareholdermeeting.com/PULM2025SM, although attendance at the Pulmatrix Special Meeting will not, by itself, revoke and/or change your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by June 15, 2025, 11:59 p.m. Eastern Time to be counted.
Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent
If a Pulmatrix stockholder who beneficially owns Pulmatrix shares in street name has instructed a broker, bank or other agent to vote its shares of Pulmatrix common stock, the stockholder must follow directions received from its broker, bank or other agent to change and/or revoke those instructions.
Q:	Why is the Pulmatrix Special Meeting being held virtually?
A:
Pulmatrix has adopted a virtual meeting format for the Pulmatrix Special Meeting to provide a consistent experience to all stockholders regardless of geographic location. Pulmatrix believes this expands stockholder access, improves communications and lowers our costs while reducing the environmental impact of the meeting. In structuring Pulmatrix Special Meeting, Pulmatrix’s goal is to enhance rather than constrain stockholder participation in the meeting, and Pulmatrix has designed the meeting to provide stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

Q:	What if during the check-in time or during the Pulmatrix Special Meeting I have technical difficulties or trouble accessing the virtual meeting website?
A:
We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website for the Pulmatrix Special Meeting. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time for the Pulmatrix Special Meeting, please call the technical support number found on the Pulmatrix Special Meeting website.

Q:	Do I have any dissenters’ or appraisal rights with respect to any of the matters to be voted on at the Pulmatrix Special Meeting?
A:
No. Pulmatrix stockholders do not have any dissenters’ or appraisal rights under Delaware law in connection with the Merger or with respect to any of the matters to be voted on at the Pulmatrix Special Meeting.

Q:	How many votes do I have?
A:
If you are a holder of Pulmatrix common stock, you are entitled to one vote on each proposal to be considered at the Pulmatrix Special Meeting for each share of Pulmatrix common stock that you owned as of the close of business on May 1, 2025, which is the Record Date.

Q:	What does it mean if I receive more than one set of proxy materials?
A:
If you receive more than one set of proxy materials, your shares may be registered in more than one name or held in different accounts. Please cast your vote with respect to each set of proxy materials that you receive to ensure that all of your shares are voted.

Q:	Who is paying for this proxy solicitation?
A:
Pulmatrix and Cullgen will share equally the cost of the solicitation of proxies including the printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Pulmatrix common stock for the forwarding of solicitation materials to the beneficial owners of Pulmatrix common stock. Pulmatrix will reimburse these brokers, banks, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Pulmatrix has retained Campaign Management LLC (“Campaign Management”) to assist it in soliciting proxies using the means referred to above. Pulmatrix will pay the fees of Campaign Management, which Pulmatrix expects to be approximately $12,000 plus reimbursement of out-of-pocket expenses. Solicitations also may be made by personal interview, mail, telephone, and electronic communications by directors, officers, and other employees without additional compensation.

Q:	How can I find out the voting results?
A:	Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Pulmatrix Special Meeting.
Q:	What are the U.S. federal income tax considerations of the Merger to a U.S. Holder of Pulmatrix capital stock?
A:
Pulmatrix stockholders will not sell, exchange or dispose of any shares of Pulmatrix common stock as a result of the Merger. Thus, there will be no U.S. federal income tax considerations to Pulmatrix stockholders as a result of the Merger.

Q:	What are the U.S. federal income tax considerations of the Merger to a U.S. Holder of Cullgen capital stock?
A:
Subject to the limitations and qualifications described in the section titled “The Merger—U.S. Federal Income Tax Considerations—The Merger” beginning on page 109 of this proxy statement/prospectus, each of Cullgen and Pulmatrix intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder of Cullgen stock (as defined therein) will not recognize gain or loss upon the exchange of its Cullgen stock for Pulmatrix stock. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, please see the section titled “The Merger—U.S. Federal Income Tax Considerations—The Merger” beginning on page 109 of this proxy statement/prospectus.

Q:	What are the U.S. federal income tax considerations of the reverse stock split to a U.S. Holder of Pulmatrix common stock?
A:
A U.S. Holder of Pulmatrix common stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Pulmatrix common stock, and subject to the discussion in the section titled “The Merger—U.S. Federal Income Tax Considerations—The Reverse Stock Split” beginning on page 141 of this proxy statement/prospectus. Please review the information in the section titled “The Merger—U.S. Federal Income Tax Considerations—The Reverse Stock Split” beginning on page 141 of this proxy statement/prospectus for a more complete description of the U.S. federal income tax considerations of the reverse stock split to a U.S. Holder of Pulmatrix common stock.
Q:	What are the U.S. federal income tax considerations of the Cash Dividend that Pulmatrix plans to declare and pay to a U.S. Holder of Pulmatrix common stock?
A:
The U.S. federal income tax considerations of a U.S. Holder’s receipt of the Cash Dividend generally should be treated first as a dividend to the extent of Pulmatrix’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in Pulmatrix common stock, and then as capital gain from the sale or exchange of Pulmatrix common stock with respect to any remaining amount. Please review the information in the section titled “The Merger—U.S. Federal Income Tax Considerations—The Cash Dividend” beginning on page 141 of this proxy statement/prospectus for a discussion of the U.S. federal income tax considerations of the Cash Dividend to a U.S. Holder of Pulmatrix common stock.

Q:	What is “householding” and how does it affect me?
A:
We and some U.S. brokers have adopted “householding,” a procedure under which stockholders who have the same address will receive a single set of proxy materials, unless one or more of these stockholders provides notice that they wish to continue receiving individual copies. If you participate in householding and wish to receive a separate set of proxy materials, or if you wish to receive separate copies of future notices, annual reports, and proxy statements, please contact your broker directly, our Proxy Solicitation Agent, or our Corporate Secretary, Pulmatrix, Inc., at 945 Concord Street, Suite 1217, Framingham, MA 01701; telephone number (888) 355-4440.

Q:	Who can help answer my questions?
A:
If you are a Pulmatrix stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact Pulmatrix’s Proxy Solicitation Agent, Campaign Management:

North American Toll-Free Phone: +1 (844) 264-9255
Email: info@campaign-mgmt.com
Call Collect Outside North America: +1 (212) 632-8422

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Pulmatrix Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 328 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.
The Companies
Pulmatrix, Inc.
945 Concord Street, Suite 1217
Framingham, MA 01701
(888) 355-4440
Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using Pulmatrix’s patented iSPERSE™ technology. Pulmatrix’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix’s product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes.
Pulmatrix designs and develops inhaled therapeutic products based on its proprietary dry powder delivery technology, iSPERSE™, which enables delivery of small or large molecule drugs to the lungs by inhalation for local or systemic applications. The iSPERSE™ powders are engineered to be small, dense particles with highly efficient dispersibility and delivery to airways. iSPERSE™ powders can be used with an array of dry powder inhaler technologies and can be formulated with a broad range of drug substances including small molecules and biologics. Pulmatrix believes the iSPERSE™ dry powder technology offers enhanced drug loading and delivery efficiency that outperforms traditional lactose-blend inhaled dry powder therapies.
Cullgen Inc.
12730 High Bluff Drive, Suite 250
San Diego, CA 92130
(858) 284-0115
Cullgen is a clinical-stage biopharmaceutical company focused on the discovery and development of targeted protein degrader therapies designed to improve the lives of patients suffering from critical conditions such as pain, cancer and inflammation. Cullgen has created a portfolio of highly selective targeted protein degrader product candidates designed to potently and efficiently eliminate therapeutically relevant proteins in patients. By leveraging its expertise in targeted protein degraders, Cullgen believes its product candidates have many distinct advantages over other therapeutic modalities, including higher selectivity, improved therapeutic profile and avoidance of known toxicities. Cullgen’s lead product candidate, CG001419, is an oral pan-tropomyosin receptor kinase (“TRK”) degrader that is currently being studied in a Phase 1 trial in healthy volunteers with the intended indication of acute post-operative pain and in a Phase 1 trial for the treatment of solid tumors. Both trials are currently enrolling patients. Cullgen expects to report data from the Phase 1 trial in healthy volunteers in the fourth quarter of 2025 and complete enrollment for the dose escalation portion of the Phase 1 trial in patients with solid tumors in the second quarter of 2025. Cullgen’s second product candidate, CG009301, is a GSPT1 degrader being studied in a Phase 1 trial for the treatment of blood cancers, including relapsed/refractory acute myeloid leukemia (“AML”), higher-risk myelodysplastic syndrome and acute lymphoblastic leukemia. In addition to CG001419 and CG009301, Cullgen is also progressing a number of preclinical programs, including certain partnered programs, targeting indications within oncology and inflammatory diseases.

Cullgen’s Operations in the PRC
Cullgen faces various risks and uncertainties related to doing business in the People’s Republic of China (the “PRC”). A significant portion of Cullgen’s business is operated through Cullgen’s wholly owned subsidiary, Cullgen (Shanghai), Inc. (“Cullgen Shanghai”), a company organized under the laws of the PRC. For a detailed description of risks related to doing business in the PRC, see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC” in this proxy statement/prospectus.
The PRC government’s significant authority in regulating the Combined Company’s operations and its oversight and control over offerings conducted overseas by, and foreign investment in, PRC-based issuers could significantly limit or completely hinder the Combined Company’s ability to offer or continue to offer securities to investors and cause the value of the Combined Company securities to significantly decline or be worthless if the Merger is consummated. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature could result in a material change in the Combined Company’s operations and may cause the value of the Combined Company securities to significantly decline or become worthless if the Merger is consummated. Risks and uncertainties arising from the legal system in the PRC, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the PRC could result in a material adverse change in the Combined Company’s operations and the value of the Combined Company common stock if the Merger is consummated. For example, in recent years, the PRC government has made statements and taken regulatory actions to regulate certain market players or to improve its supervision of the market in general, such as those related to data security or anti-monopoly concerns. There is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on the Combined Company. If any such rules or regulations are adopted, the Combined Company may be subject to more stringent regulatory scrutiny for its operation and financing efforts, which may in turn result in more compliance costs and expenses for the Combined Company, delay the Combined Company’s investment and financing activities, or otherwise impact the Combined Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange following the Merger. For more details, see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC—The PRC government may exert substantial influence over Cullgen’s operations at any time, which could result in an adverse change in Cullgen’s operations” in this proxy statement/prospectus.
Pursuant to the Cybersecurity Review Measures published by the Cybersecurity Administration of China, which became effective on February 15, 2022, critical information infrastructure operators purchasing network products and services which affect or may affect national security, or online platform operators possessing personal information of more than one million users, seeking to be listed on foreign stock markets must apply for a cybersecurity review by the Cybersecurity Review Office. For a detailed description, please see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC—The PRC government may exert substantial influence over Cullgen’s operations at any time, which could result in an adverse change in Cullgen’s operations” in this proxy statement/prospectus.
The Special Administrative Measures for Foreign Investment (2024 Edition) (“Negative List”) sets out in a unified manner the special management measures for the access of foreign investments such as requirements for equity and senior management. Any field falling outside the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. Domestic enterprises engaged in businesses in fields prohibited from investment by the Negative List must be reviewed and approved by the relevant competent authorities of the state before issuing shares abroad and listing for trading. Foreign investors are not allowed to participate in the operation and management of the enterprises and their equity ratio are governed with reference to the relevant regulations on the management of domestic securities investment by overseas investors. For a detailed description, please see the section titled “Cullgen’s Business—Government Regulation—Regulatory Requirements in the PRC—Foreign Investments” in this proxy statement/prospectus.
However, applicable PRC laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If Cullgen or Cullgen Shanghai fail to obtain and maintain such approvals, licenses, or permits required for its business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment Cullgen or Cullgen Shanghai could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect its business, operating results, financial condition and the value of the Combined Company common stock, significantly limit or completely hinder the Combined Company’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.
Generally, cash is transferred through Cullgen’s organization in the following manner: (i) funds are transferred to Cullgen Shanghai from Cullgen, in the form of capital contributions or shareholder loans; and (ii) dividends or other distributions may be paid by Cullgen Shanghai to Cullgen.
Cullgen may not be able to transfer funds out of Cullgen Shanghai, or Cullgen might face difficulties in transferring funds from investors in the PRC should Cullgen decide to solicit investments from investors in the PRC, in a timely manner due to restrictions imposed by the PRC authorities.
Under PRC laws and regulations, Cullgen’s operating subsidiary in the PRC, Cullgen Shanghai, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise, such as Cullgen Shanghai, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the enterprise.
In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Any limitation on the ability of Cullgen Shanghai to pay dividends or make other distributions to Cullgen could materially and adversely limit Cullgen’s ability to grow, make investments or acquisitions that could be beneficial to Cullgen’s business, pay dividends, or otherwise fund and conduct its business.
Since Cullgen’s inception to the date of this proxy statement/prospectus, there were no transfers, dividends, or distributions between Cullgen Shanghai and Cullgen, or to investors (excluding shareholder capital contributions). In addition, since Cullgen Shanghai’s inception, Cullgen Shanghai has not paid a dividend to Cullgen. Cullgen intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Combined Company board of directors deems relevant. For more details, see the sections titled “Cullgen’s Business—Regulatory Requirements in the PRC—Dividends, Distributions and Other Transfers”, Cullgen’s audited financial statements for the years ended December 31, 2024 and 2023 and “Unaudited Pro Forma Condensed Combined Financial Information” included in this proxy statement/prospectus.
In addition, Cullgen’s auditor is located in China, a jurisdiction where the Public Company Accounting Oversight Board (“PCAOB”) was unable to conduct inspections without the approval of the PRC authorities. Cullgen’s auditor, Ernst & Young Hua Ming LLP, was identified as a firm subject to the determinations announced by the PCAOB in December 2021. Trading in the Combined Company common stock on the Nasdaq or over-the-counter may be prohibited, and as a result, the Combined Company common stock may be delisted under the Holding Foreign Companies Accountable Act (“HFCAA”) if the PCAOB determines that it has been unable to inspect or investigate completely the Combined Company’s auditor located in the PRC for two consecutive years following the Merger. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including Cullgen’s auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of the Combined Company and its auditor’s, control, including positions taken by authorities of the PRC.
The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of Combined Company securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and the Combined Company uses such accounting firm to conduct audit work following the Merger, the Combined Company would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if the Combined Company was so identified for two consecutive years, trading in the Combined Company securities on U.S. markets would be prohibited under the HFCAA. For a detailed description of risks of and impacts on the Combined Company relating to the HFCAA and related regulations, please see the section titled “Risk Factors—Risks Related to Cullgen—Risks Related to Cullgen’s Business Operations in the PRC—The enacted ‘Holding Foreign Companies Accountable Act’ and the ‘Accelerating Holding Foreign Companies Accountable Act’ call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the market for the Combined Company common stock” in this proxy statement/prospectus.
PCL Merger Sub, Inc.
945 Concord Street, Suite 1217
Framingham, MA 01701
(888) 355-4440
Merger Sub is a direct, wholly owned subsidiary of Pulmatrix and was formed solely for the purpose of carrying out the Merger.
The Merger (see page 109)
Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement, Merger Sub will merge with and into Cullgen, with Cullgen continuing as a wholly owned subsidiary of Pulmatrix and the surviving corporation of the Merger.
Pulmatrix’s Reasons for the Merger (see pages 114 to 118)
In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Pulmatrix board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including the following (which factors are not necessarily presented in any order of relative importance):
•	the financial condition and prospects of Pulmatrix and the risks associated with continuing to operate Pulmatrix on a stand-alone basis as well as the risks of accomplishing those objectives;
•
the Pulmatrix board of directors’ view that, after a thorough review of strategic alternatives, including further advancing the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Pulmatrix’s management, financial advisors and legal counsel, the Merger is more favorable to Pulmatrix stockholders than the potential value that might have resulted from other strategic alternatives available to Pulmatrix;

•
the Pulmatrix board of directors’ belief that the $8.0 million enterprise value ascribed to Pulmatrix would provide the existing Pulmatrix stockholders significant value and afford the Pulmatrix stockholders a significant opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated exchange ratio while also receiving a potential cash payment on account of the special cash dividend; and

•
the Pulmatrix board of directors’ view, following a review with Pulmatrix’s management and advisors of Cullgen’s current development and clinical trial plans, of the likelihood that the Combined Company would possess sufficient cash resources at the Closing to fund development of Cullgen’s product candidates through upcoming value inflection points, including Cullgen’s three degrader programs that are each in Phase 1 clinical testing.

Cullgen’s Reasons for the Merger (see pages 118 to 120)
In the course of reaching its decision to approve the Merger, the Cullgen board of directors consulted with Cullgen’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Cullgen board of directors concluded that a merger with Pulmatrix was the best option to generate capital resources to support the advancement of Cullgen’s pipeline.
Additional factors the Cullgen board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):
•
the Merger will potentially expand access to capital and the range of investors available as a public company to support the clinical development of Cullgen’s pipeline, compared to the capital and investors Cullgen could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Cullgen and its pipeline;
•
the Cullgen board of directors’ belief that no alternatives to the Merger were reasonably likely to create greater value for Cullgen stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Cullgen board of directors;

•
the Cullgen board of directors’ expectation that the Merger would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•
the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and clinical trials);

•	the business, history, operations, financial resources, assets, technology and credibility of Pulmatrix; and
•	the terms and conditions of the Merger Agreement.
The Cullgen board of directors also considered a number of uncertainties and risks in its consideration of the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•
the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Cullgen and the ability of Cullgen to obtain financing in the future in the event the Merger is not completed;

•
that the Exchange Ratio used to establish the number of shares of Pulmatrix common stock to be issued to Cullgen stockholders in the Merger is fixed, except for adjustments due to Pulmatrix’s Net Cash balance and thus the relative percentage ownership of Pulmatrix stockholders and Cullgen stockholders in the Combined Company immediately following the completion of the Merger is similarly fixed;

•	the potential reduction of Pulmatrix’s Net Cash prior to the Closing;
•
the possibility that Pulmatrix could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•
the costs involved in connection with completing the Merger, the time and effort of Cullgen senior management required to complete the Merger, the related disruptions or potential disruptions to Cullgen’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Cullgen, and related administrative challenges associated with combining the companies;

•
the additional expenses and obligations to which Cullgen’s business will be subject to following the Merger that Cullgen has not previously been subject to, and the operational changes to Cullgen’s business, in each case that may result from being a public company; and

•	various other risks associated with the Combined Company and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

Interests of Pulmatrix Directors, Officers and Affiliates in the Merger (see pages 133 and 134)
In considering the recommendation of the Pulmatrix board of directors with respect to issuing shares of Pulmatrix common stock in the Merger and the other matters to be acted upon by the Pulmatrix stockholders at the Pulmatrix Special Meeting, the Pulmatrix stockholders should be aware that Pulmatrix directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Pulmatrix stockholders generally. These interests may present Pulmatrix directors and executive officers with actual or potential conflicts of interest. These interests include the following:
•
in connection with the Merger, each option to purchase shares of Pulmatrix common stock held by Pulmatrix’s executive officers and directors will accelerate and fully vest, and (i) each option to acquire shares of Pulmatrix common stock with an exercise price less than or equal to the Pulmatrix Closing Price will be cancelled and converted into the right to receive a number of shares of Pulmatrix common stock equal to (a) the number of shares underlying such option reduced by (b) a number of shares of Pulmatrix common stock equal to the quotient of (x) the number of shares underlying such option multiplied by the exercise price per share of the Pulmatrix common stock underlying such option, divided by (y) the Pulmatrix Closing Price; (ii) each option to acquire shares of Pulmatrix common stock with an exercise price greater than the Pulmatrix Closing Price, but less than $10.00 per share, will remain outstanding; (iii) each other option with an exercise price above $10.00 to acquire shares of Pulmatrix common stock will be cancelled for no consideration; and (iv) each warrant to acquire shares of Pulmatrix common stock that is outstanding and unexercised immediately prior to the Effective Time shall survive the Closing and remain outstanding in accordance with its terms; provided that the holders of any such warrants which remain outstanding following closing may elect to require Pulmatrix to pay such holders cash in exchange for the termination of the remaining unexercised portion of such warrants if contemplated by the terms of such warrants;

•	Mr. Ludlum received certain retention payments following the completion of Pulmatrix’s annual meeting of stockholders in the fourth quarter of 2024;
•
prior to the closing of the Effective Time, if the proposals described in this proxy statement/prospectus are approved, and if the Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below, then Pulmatrix expects to declare a cash dividend to the pre-Merger Pulmatrix stockholders up to an amount equal, in the aggregate, to Pulmatrix’s reasonable, good faith approximation of the amount Pulmatrix’s Net Cash (as determined in accordance with the terms of the Merger Agreement) will exceed $2,500,000, provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the Cash Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000, and any of Pulmatrix directors and executive officers that are also Pulmatrix stockholders will share in any such cash dividend proportionally to their pre-Merger ownership of Pulmatrix common stock (see the section titled “Principal Stockholders of Pulmatrix” beginning on page 322 of this proxy statement/prospectus for additional information regarding Pulmatrix directors’ and officers’ holdings of Pulmatrix common stock); and

•	under the Merger Agreement, Pulmatrix directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.
Interests of Cullgen Directors, Officers and Affiliates in the Merger (see pages 134 and 135)
In considering the recommendation of the Cullgen board of directors with respect to approving the Merger, stockholders should be aware that Cullgen’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Cullgen stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:
•
as of March 14, 2025, Cullgen’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 19.0% of the shares of Cullgen capital stock, which for purposes of this subsection excludes any Cullgen shares issuable upon exercise or settlement of Cullgen options held by such individual;

•
as of March 14, 2025, the entities affiliated with GNI Group Ltd., a company incorporated under the laws of Japan with limited liability (“GNI Japan”), including GNI USA, Inc., a wholly owned subsidiary of GNI Japan (“GNI USA”), an affiliate of Dr. Ying Luo, a Cullgen director and executive officer, beneficially owned, in the aggregate, approximately 40.3% of the shares of Cullgen capital stock;

•
in connection with the Merger, each option to purchase shares of Cullgen common stock held by Cullgen’s executive officers and directors, whether or not vested, will be converted into an option to purchase shares of the Combined Company’s common stock, on the same terms and conditions (including any vesting and acceleration provisions);

•	Cullgen’s directors and executive officers are expected to become directors and executive officers of the Combined Company upon completion of the Merger; and
•	Cullgen’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.
The Cullgen board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Cullgen stockholders approve the Merger as contemplated by this proxy statement/prospectus.
Opinion of Pulmatrix’s Financial Advisor (see page 120)
On November 11, 2024, Lucid Capital Markets, LLC (“Lucid”) orally rendered its opinion to the Pulmatrix board of directors (which was subsequently confirmed in writing by delivery of Lucid’s written opinion addressed to the Pulmatrix board of directors dated November 11, 2024), that, as of such date and based upon and subject to the various assumptions and limitations made, and such other factors Lucid deemed relevant upon the review undertaken by Lucid in preparing its opinion, the exchange ratio proposed to be paid by Pulmatrix pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to the holders of Pulmatrix common stock.
The full text of the written opinion of Lucid, dated November 11, 2024, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Lucid’s financial advisory services and opinion were provided for the information and assistance of the Pulmatrix board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Pulmatrix board of directors’ consideration of the Merger and the opinion of Lucid addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Pulmatrix common stock of the exchange ratio proposed to be paid by Pulmatrix pursuant to the terms of the Merger Agreement. The opinion of Lucid did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of Pulmatrix or Cullgen as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.
The full text of the written opinion of Lucid should be read carefully in its entirety for a description of the assumptions made and qualifications and limitations upon the review undertaken by Lucid in preparing its opinion.
Overview of the Merger Agreement and Agreements Related to the Merger Agreement
Merger Consideration and Adjustment (see page 136)
At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Cullgen common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Pulmatrix common stock equal to the Exchange Ratio (described in more detail below): (ii) each then-outstanding share of Cullgen preferred stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Pulmatrix common stock equal to (a) the number of shares of Cullgen common stock issuable upon conversion of each share of Cullgen preferred stock pursuant to the Cullgen Charter and as set forth in the Merger Agreement multiplied by (b) the Exchange Ratio; and (iii) each then-outstanding option to purchase Cullgen common stock will be assumed by Pulmatrix, subject to adjustment based on the Exchange Ratio as set forth in the Merger Agreement.
Immediately after the Merger, based solely on the estimated exchange ratio as described in the accompanying proxy statement/prospectus, Pulmatrix securityholders as of immediately prior to the Merger are expected to own approximately 3.6145% of the outstanding shares of the Combined Company on a fully-diluted basis and Cullgen securityholders are expected to own approximately 96.3655% of the outstanding shares of the Combined Company on a fully-diluted basis.

In addition, prior to the Effective Time, if the proposals described in this proxy statement/prospectus are approved, and if Closing Pulmatrix Net Cash exceeds $2,500,000, as described in more detail below, then Pulmatrix expects to declare the Cash Dividend to the pre-Merger Pulmatrix stockholders equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash (as determined pursuant to the Merger Agreement) will exceed $2,500,000, provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the amount of the Cash Dividend, if declared, shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000. There is no guarantee that Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
Treatment of Cullgen Options (see page 147)
Under the terms of the Merger Agreement, each option to purchase shares of Cullgen common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of Pulmatrix common stock.
Accordingly, from and after the Effective Time: (i) each outstanding Cullgen stock option assumed by Pulmatrix may be exercised solely for shares of Pulmatrix common stock; (ii) the number of shares of Pulmatrix common stock subject to each outstanding Cullgen stock option assumed by Pulmatrix will be determined by multiplying (A) the number of shares of Cullgen common stock that were subject to such Cullgen stock option assumed by Pulmatrix, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Pulmatrix common stock; and (iii) the per share exercise price of each Cullgen stock option assumed by Pulmatrix will be determined by dividing (A) the per share exercise price of such Cullgen stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Cullgen stock option assumed by Pulmatrix will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Pulmatrix stock option will otherwise remain unchanged.
To the extent provided under the terms of a Cullgen stock option assumed by Pulmatrix in accordance with the terms of the Merger Agreement, such Cullgen stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Cullgen common stock subsequent to the Effective Time. Following the completion of the Merger, the Combined Company board of directors or a committee thereof will succeed to the authority and responsibility of the Cullgen board of directors or any committee thereof with respect to each Cullgen stock option assumed by Pulmatrix in accordance with the terms of the Merger Agreement.
Treatment of Pulmatrix Common Stock (see page 148)
Except as contemplated by the proposed increase in the number of authorized shares of Pulmatrix common stock described in Proposal No. 3 of this proxy statement/prospectus and the proposed reverse stock split of issued and outstanding Pulmatrix common stock described in Proposal No. 2 of this proxy statement/prospectus, Pulmatrix common stock will remain unaffected by the Merger.
Treatment of Pulmatrix Options (see page 133)
Under the terms of the Merger Agreement, prior to the Closing, each option to acquire shares of Pulmatrix common stock that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. Immediately prior to the closing of the Merger, (i) each option to acquire shares of Pulmatrix common stock with an exercise price less than or equal to the Pulmatrix Closing Price will be cancelled and converted into the right to receive a number of shares of Pulmatrix common stock equal to (a) the number of shares underlying such option reduced by (b) a number of shares of Pulmatrix common stock equal to the quotient of (x) the number of shares underlying such option multiplied by the exercise price per share of the Pulmatrix common stock underlying such option, divided by (y) the Pulmatrix Closing Price; (ii) each option to acquire shares of Pulmatrix common stock with an exercise price greater than the Pulmatrix Closing Price, but less than $10.00 per share, will remain outstanding; and (iii) each other option with an exercise price above $10.00 to acquire shares of Pulmatrix common stock will be cancelled for no consideration.
Treatment of Pulmatrix Warrants (see page 148)
Under the terms of the Merger Agreement, each warrant to acquire shares of Pulmatrix common stock that is outstanding and unexercised immediately prior to the Effective Time shall survive the Closing and remain outstanding in accordance with its terms; provided that the holders of any such warrants which remain outstanding following closing may elect to require Pulmatrix to pay such holders cash in exchange for the termination of the remaining unexercised portion of such warrants if contemplated by the terms of such warrants.
Regulatory Approvals (see page 138)
In the United States, Pulmatrix must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Pulmatrix common stock, to Cullgen stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Pulmatrix and Cullgen do not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.
On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which took effect on March 31, 2023. The CSRC later circulated No. 1 to No. 6 Supporting Guidance Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC (collectively, the “Guidance Rules and Notice”).
Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland (collectively, “Indirect Oversea Listing Conditions”). The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. In addition, the required filing scope is not limited to the initial public offering, but also includes (i) subsequent overseas securities offering; (ii) overseas direct or indirect listing through single or multiple acquisition(s), share swap, transfer of shares or other means; and (iii) a secondary listing or dual major listing of issuers already listed overseas. For direct or indirect listing through single or multiple acquisitions, share swaps, transfers of shares or other means, the filing entity shall file with the CSRC within three working days following its submission of listing application. Where application documents are not required, the filing with the CSRC shall be made within three working days after the listed company’s first public disclosure of specific arrangements of the transaction.
Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The Trial Measures stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1,000,000 to RMB10,000,000, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Failure to comply with the Trial Measures will result in warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined an amount ranging from RMB500,000 to RMB5,000,000.

Given that the Merger meets the Indirect Oversea Listing Conditions and might be conducted through single or multiple acquisition(s), share swap, transfer of shares or other means, the Merger will result in indirect overseas listing of Cullgen Shanghai. Pursuant to the Merger Agreement, Cullgen is required to obtain approval from the CSRC of the transactions contemplated by the Merger Agreement. Cullgen shall fulfill the filing procedure with the CSRC as per the requirements of the Trial Measures. On November 18, 2024, Cullgen submitted the filing materials to the CSRC, and the filing with the CSRC is still under review. Cullgen may need to further update the filing materials if any of the aforementioned material events occurs.
If Cullgen fails to comply with the Trial Measures or any other applicable regulations in the future, these regulatory authorities may impose fines or penalties on Cullgen.
Pursuant to the Revised Cybersecurity Administration of China (“CAC”) Measures, critical information infrastructure operators procuring network products and services, and online platform operators (as opposed to “data processors” in the Revised Draft CAC Measures) carrying out data processing activities which affect or may affect national security, shall conduct a cybersecurity review pursuant to the provisions therein. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. On November 14, 2021, the CAC further published the Regulations on Network Data Security Management (Draft for Comment), or the Draft Management Regulations, under which data processors refer to individuals and organizations who determine the data processing activities in terms of the purpose and methods at their discretion. The Draft Management Regulations reiterate that data processors shall be subject to cybersecurity review if (i) they process personal information of more than one million persons and they are aiming to list on foreign stock markets or (ii) their data processing activities affect or may affect PRC national security. The Draft Management Regulations also request data processors seeking to list on foreign stock markets to annually assess their data security by themselves or through data security service organizations, and submit the assessment reports to relevant competent authorities. As the Draft Management Regulations are released only for public comment, the final version and the effective date thereof is subject to change.
As of the date of this proxy statement/prospectus, Cullgen has not received any notice from any PRC regulatory authority identifying Cullgen as a “critical information infrastructure operator,” “online platform operator” or “data processor,” or requiring Cullgen to go through the cybersecurity review procedures pursuant to the Revised CAC Measures and the Draft Management Regulations. Based on Cullgen’s understanding of the Revised CAC Measures, and the Draft Management Regulations if enacted as currently proposed, Cullgen does not expect to become subject to cybersecurity review by the CAC for issuing securities to foreign investors because: (i) the clinical and preclinical data Cullgen handles in its business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and (ii) Cullgen has not processed, and does not anticipate to process in the foreseeable future, personal information for more than one million users or persons. However, there remains uncertainty as to how the Revised CAC Measures, and the Draft Management Regulations, if enacted as currently proposed, will be interpreted or implemented. Furthermore, there remains uncertainty as to whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition, to the Revised CAC Measures and the Draft Management Regulations. While Cullgen intends to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, Cullgen cannot guarantee that its business and operations will not be adversely affected by the potential impact of the Revised CAC Measures, the Draft Management Regulations or other laws and regulations related to privacy, data protection and information security.
Conditions to the Completion of the Merger (see page 156)
To complete the Merger, Pulmatrix stockholders must approve Proposal Nos. 1, 2 and 3 and Cullgen stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. In addition, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 152)
Each of Pulmatrix and Cullgen have agreed that, except as described below, Pulmatrix and Cullgen and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;
•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction; or
•	publicly propose to do any of the foregoing.
An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Cullgen, on the one hand, or Pulmatrix on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.
An “Acquisition Proposal” means, with respect to either party, any proposal or offer, whether written or oral from any person (other than an offer or proposal made or submitted by or on behalf of Cullgen or any of its affiliates, on the one hand, or by or on behalf of Pulmatrix or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to an Acquisition Transaction with such party.
An “Acquisition Transaction” means any transaction or series of related transactions (other than a Pulmatrix Legacy Transaction) involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Pulmatrix or Cullgen or any of their respective subsidiaries or (ii) in which Pulmatrix, Cullgen or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Pulmatrix or Cullgen and their respective subsidiaries, as applicable, taken as a whole.

Board Recommendation Change (see page 153)
Under the Merger Agreement, subject to certain exceptions described below, both Cullgen and Pulmatrix agreed that their respective board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of such party’s board of directors in a manner adverse to the other party except for in limited circumstances described below.
At any time prior to the approval of the Merger by each party’s respective stockholders, if (i) such party has received a bona fide written Acquisition Proposal that such party’s board of directors determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that such party meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (C) any Pulmatrix Legacy Transaction) that affects the business, assets or operations of such party and occurs or arises after the date the Merger Agreement was executed.

In the case of a change recommendation due to a material development or change in circumstance, such party’s board of directors must first promptly notify the other party, in writing, at least four business days before making a change in its recommendation, stating the material facts and circumstances related to the applicable material development or change in circumstance and that such party’s board of directors intends to make a change in its recommendation.
In the case of a change its recommendation due to a Superior Offer, such party’s board of directors must first:
•
determine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

•
negotiate with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, during the required four business day notice period and provide the other party with certain information regarding such Superior Offer.

If the other party delivers a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the party considering a change in the recommendation of its board of directors must redetermine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement).
A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach of the Merger Agreement, (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.
A “Pulmatrix Legacy Transaction” is the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the business of Pulmatrix as conducted at any time prior to the date of the Merger Agreement.
Termination of the Merger Agreement (see page 157)
Either Pulmatrix or Cullgen may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.
Termination Fees Payable by Pulmatrix (see page 159)
If the Merger Agreement is terminated under certain circumstances, Pulmatrix could be required to pay Cullgen a termination fee of $420,000.
Termination Fees Payable by Cullgen (see page 159)
If the Merger Agreement is terminated under certain circumstances, Cullgen could be required to pay Pulmatrix a termination fee of $2,800,000 or $8,400,000.
Support Agreements (see page 160)
Certain Cullgen stockholders holding approximately 98% of the outstanding shares of Cullgen capital stock have entered into Cullgen Support Agreements with Pulmatrix and Cullgen to vote all of their shares of Cullgen capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals.
Lock-Up Agreements (see page 160)
Certain of the Cullgen executive officers, directors and stockholders have entered into, and a current Pulmatrix director who is expected to serve on the Combined Company board of directors will enter into, lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Pulmatrix common stock or any securities convertible into or exercisable or exchangeable for Pulmatrix common stock, currently or thereafter owned until 180 days after the effective time in the case of certain stockholders and until up to 24 months after the effective time subject to a tiered release schedule in the case of executive officers, directors and certain institutional investors.
Registration Rights Agreement (see page 160)
Pursuant to the registration rights agreement, the Combined Company will agree to prepare and file a resale registration statement covering the resale of the Pulmatrix common stock within 45 days of the Closing pursuant to Rule 415 and to use its reasonable best efforts to keep such registration statement continuously effective under the Securities Act until the earlier of (a) the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144 of the Securities Act (“Rule 144”), or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Combined Company to be in compliance with the current public information requirement under Rule 144, and (b) five years after the date of the registration rights agreement.
Pursuant to the registration rights agreement, the Combined Company will agree that neither the Combined Company nor the Combined Company securityholders may have “piggyback” registration rights and that the Combined Company will be prohibited from filing any other registration statements until all of the registerable securities subject to the registration rights agreement are registered pursuant to an effective registration statement, subject to certain exceptions. The registration rights agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.
Organizational Structure
The following diagram illustrates in simplified terms the current organizational structure of Cullgen:

Management Following the Merger (see page 289)
The following table sets forth the name, age as of May 1, 2025 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Position
Executive Officers:
Ying Luo, Ph.D.	59	Chief Executive Officer and Chair
Thomas Eastling	65	Chief Financial Officer and Director
Yue Xiong, Ph.D.	66	Chief Scientific Officer and Director
Non-Employee Directors:
Claire Weston, Ph.D.	51	Director
Maxwell Kirkby	58	Director
Feng Tian, Ph.D.	57	Director
Peter Ludlum	69	Director

Material U.S. Federal Income Tax Considerations (see page 139)
As discussed in detail in the section titled “The Merger—U.S. Federal Income Tax Considerations—The Merger,” subject to the limitations and qualification described therein, Pulmatrix and Cullgen intend that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Assuming the Merger so qualifies, a U.S. Holder of Cullgen stock (as defined therein) will not recognize gain or loss upon the exchange of its Cullgen stock for Pulmatrix stock. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, please see the section titled “The Merger—U.S. Federal Income Tax Considerations—The Merger” beginning on page 109 of this proxy statement/prospectus.
Risk Factors (see page 31)
Both Pulmatrix and Cullgen are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:
Risks Related to the Merger:
•
There is no assurance when or if the Merger will be completed. Any delay in completing the Merger may substantially reduce the potential benefits that Pulmatrix and Cullgen expect to obtain from the Merger.

•
The issuance of shares of Pulmatrix common stock to Cullgen stockholders in the Merger will substantially dilute the voting power of current Pulmatrix stockholders. Having a minority share position will reduce the influence that current stockholders have on the management of Pulmatrix.

•	The issuance, or expected issuance, of Pulmatrix common stock in connection with the Merger could decrease the market price of Pulmatrix common stock.
•
Pulmatrix’s expected disposal of its historical assets and operations in connection with its proposed Merger with Cullgen will make it a shell company. As a result, Pulmatrix will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

•
Directors and officers of Pulmatrix and Cullgen may have interests in the Merger that are different from, or in addition to, those of Pulmatrix stockholders and Cullgen stockholders generally that may influence them to support or approve the Merger.

•	Pulmatrix has never paid and, other than in connection with the Merger with Cullgen, does not intend to pay any cash dividends in the foreseeable future.
Risks Related to the Proposed Reverse Stock Split:
•	The proposed reverse stock split may not increase the Combined Company’s common stock price over the long term.
•	The proposed reverse stock split may decrease the liquidity of Pulmatrix common stock.

•
The proposed reverse stock split would have been the effect of increasing the amount of common stock that the Combined Company is authorized to issue without further approval by the Combined Company stockholders.

•	The proposed reverse stock split may lead to a decrease in overall market capitalization of the Combined Company.
Risks Related to Pulmatrix:
•	Pulmatrix has a history of net losses and may experience future losses.
•
Pulmatrix will need to raise additional capital to meet its business requirements in the future and such capital raises may be costly or difficult to obtain and could dilute its stockholders’ ownership interests.

•
Pulmatrix has historically been a clinical development stage biopharmaceutical company and has never been profitable. Pulmatrix expects to incur additional losses in the future and may never be profitable.

•	All of Pulmatrix’s product candidates are still under development, and there can be no assurance of successful commercialization of any of its products.
•
Pulmatrix’s product candidates must undergo rigorous nonclinical and clinical testing, and it must obtain regulatory approvals, which could be costly and time-consuming and subject it to unanticipated delays or prevent it from marketing any products. Pulmatrix cannot be certain that any of its current and future product candidates will receive regulatory approval, and without regulatory approval it will not be able to market its product candidates.

•
Pulmatrix may be unable to adequately protect or enforce its rights to intellectual property, causing it to lose valuable rights. Loss of patent rights may lead it to lose market share and anticipated profits.

Risks Related to Cullgen:
•
Cullgen is a clinical-stage biopharmaceutical company and has incurred significant losses since its inception, and Cullgen expects to incur losses for the foreseeable future. Cullgen has no products approved for commercial sale, has never generated revenue from product sales, and may never achieve or maintain profitability.

•
Cullgen will require additional funding in order to complete development of its product candidates and commercializes its products, if approved. Additional funding may not be available on acceptable terms, or at all. If Cullgen is unable to raise capital when needed, it could be forced to delay, reduce, or eliminate its product development programs and other operations.

•
Cullgen is early in its development efforts. If Cullgen is unable to advance its product candidates through clinical development, develop, obtain regulatory approval for and commercialize its product candidates or experiences significant delays in doing so, Cullgen’s business may be materially harmed.

•
Product development is a lengthy and expensive process, with an uncertain outcome. Cullgen may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of Cullgen’s product candidates.

•
The development and commercialization of biopharmaceutical products is subject to extensive regulation, and the regulatory approval processes of the FDA, NMPA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If Cullgen is ultimately unable to obtain regulatory approval for Cullgen’s product candidates on a timely basis, if at all, Cullgen’s business will be substantially harmed.

•	The PRC government may exert substantial influence over Cullgen’s operations at any time, which could result in an adverse change in Cullgen’s operations.
•
Cullgen’s success depends upon its ability to obtain and maintain patents and other intellectual property rights to protect its technology, including CG001419 and CG009301, methods used to manufacture those product candidates, formulations thereof, and the methods for treating patients using those product candidates.

•
Cullgen’s business has a significant presence in China, which creates greater geopolitical risks, and could more generally be adversely affected by economic downturns, international trade policies, trade disputes or the emergency of a trade war, inflation, fluctuating interest rates, natural disasters, public health crises, such as pandemics, political crises, geopolitical events, or other macroeconomic conditions, which could have a material and adverse effect on Cullgen’s results of operations and financial condition.
•
The enacted “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the market for the Combined Company common stock.

Risks Related to the Combined Company:
•	The market price of the Combined Company common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
•	The Combined Company may incur losses for the foreseeable future and may never achieve profitability.
•	The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
•
After completion of the Merger, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval.

•
The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. Pulmatrix and Cullgen both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 138)
Each of Pulmatrix and Cullgen will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.
Nasdaq Stock Market Listing (see page 142)
Pulmatrix has filed an initial listing application for the Combined Company common stock with Nasdaq. If such application is accepted, Pulmatrix anticipates that the common stock of the Combined Company will be listed on Nasdaq following the Closing under the trading symbol “CUGN.” It is a condition to the consummation of the Merger that Pulmatrix will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Pulmatrix will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.
Anticipated Accounting Treatment (see page 142)
The Merger will be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Under this method of accounting, Cullgen is considered to be the accounting acquirer for financial reporting purposes since immediately following the Merger: (i) Cullgen’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Cullgen’s largest stockholder will retain the largest interest in the Combined Company; (iii) Cullgen will designate all but one of the initial members of the Combined Company board of directors; and (iv) Cullgen’s executive management team will become the management of the Combined Company. Accordingly, the Merger is expected to be treated for accounting purposes as the equivalent of Cullgen issuing stock to acquire the net assets of Pulmatrix. As a result of Cullgen being treated as the accounting acquirer, Cullgen’s assets and liabilities will be recorded at their pre-combination carrying amounts and the net assets of Pulmatrix will be stated at fair value, which approximate carrying value, with no goodwill or other intangible assets recorded. Upon completion of the Merger, the historical financial statements of Cullgen will become the historical consolidated financial statements of Pulmatrix. Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 297 of this proxy statement/prospectus for additional information.
Appraisal Rights and Dissenters’ Rights (see page 142)
Holders of Pulmatrix common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Cullgen capital stock are entitled to appraisal rights in connection with the Merger under Delaware law.
Comparison of Stockholder Rights (see page 309)
Both Pulmatrix and Cullgen are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law (“DGCL”). If the Merger is completed, Cullgen stockholders will become Pulmatrix stockholders, and their rights will be governed by the DGCL, the Pulmatrix Bylaws and the Pulmatrix Charter, as may be further amended by Proposal Nos. 2 and 3 if approved by the Pulmatrix stockholders at the Pulmatrix Special Meeting. The rights of Pulmatrix stockholders contained in the Pulmatrix Charter and Pulmatrix Bylaws differ from the rights of Cullgen stockholders under the Cullgen Charter and Cullgen Bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Pulmatrix Capital Stock and Cullgen Capital Stock” beginning on page 309 of this proxy statement/prospectus.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION
The Pulmatrix common stock has been listed on The Nasdaq Capital Market under the symbol “PULM” since June 16, 2015.
Cullgen is a privately held company, and there is no established public trading market for its securities.
The following table sets forth the closing sale prices per share of Pulmatrix common stock on November 12, 2024, the last full trading day immediately preceding the public announcement of the Merger Agreement, and on May 5, 2025, the latest practicable date prior to the date of this proxy statement/prospectus:

	Pulmatrix Common Stock	Cullgen Common Stock
May 5, 2025	$6.41	N/A
November 12, 2024	$2.05	N/A

Stockholders of Pulmatrix and Cullgen are urged to obtain current market quotations for Pulmatrix common stock and to review carefully the other information contained in this proxy statement/prospectus or documents filed with the SEC. See the section titled “Where You Can Find More Information” beginning on page 328 of this proxy statement/prospectus.
Holders
As of May 5, 2025, the latest practicable date prior to the date of this proxy statement/prospectus, there were 43 holders of record of Pulmatrix common stock.
As of May 5, 2025, the latest practicable date prior to the date of this proxy statement/prospectus, there were approximately 14 holders of record of Cullgen common stock.
Dividends
Pulmatrix has never declared or paid any cash dividends on the Pulmatrix common stock and does not anticipate paying cash dividends on the Pulmatrix common stock for the foreseeable future, except for the pre-Closing potential special cash dividend (the “Cash Dividend”) that Pulmatrix plans to declare and pay to the holders of record of outstanding shares of Pulmatrix common stock as of a record date prior to the Effective Time, to be set by the Pulmatrix board of directors as close as reasonably practicable to (but not later than) the anticipated closing date of the Merger (the “Closing Date”), if the proposals described in this proxy statement/prospectus are approved and if Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below. The Cash Dividend will be up to an amount equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash will exceed the Cash Dividend Amount, provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the Cash Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000. There is no guarantee that the Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Cullgen has never paid or declared any cash dividends on Cullgen capital stock. If the Merger does not occur, Cullgen does not anticipate paying any cash dividends on the Cullgen capital stock in the foreseeable future, and Cullgen intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Cullgen board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Cullgen board of directors deems relevant.

RISK FACTORS
In evaluating the business of the Combined Company, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in the Combined Company speculative or risky in addition to the other information included in this proxy statement/prospectus and additional information about Pulmatrix set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is filed with the SEC, incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 328 of this proxy statement/prospectus for further information regarding the documents incorporated by reference into this proxy statement/prospectus. A manifestation of any of the following risks and uncertainties could, in circumstances Pulmatrix or Cullgen may or may not be able to accurately predict, materially and adversely affect the business and operations, growth, reputation, prospects, operating and financial results, financial condition, cash flows, liquidity and stock price of Pulmatrix, Cullgen or the Combined Company. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect Pulmatrix and Cullgen’s beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect Pulmatrix, Cullgen or the Combined Company in the future. The risks and uncertainties described below are not the only ones Pulmatrix or Cullgen face or the Combined Company may face. The operations of Pulmatrix, Cullgen or the Combined Company could also be affected by factors, events or uncertainties that are not presently known to Pulmatrix or Cullgen or that Pulmatrix or Cullgen currently do not consider to present significant risks to the business of Pulmatrix, Cullgen or the Combined Company. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that Pulmatrix, Cullgen or the Combined Company face.
Risks Related to the Merger
There is no assurance when or if the Merger will be completed. Any delay in completing the Merger may substantially reduce the potential benefits that Pulmatrix and Cullgen expect to obtain from the Merger.
Completion of the Merger is subject to the satisfaction or waiver of a number of conditions, as set forth in the Merger Agreement, including the approval by Pulmatrix stockholders, approval by Nasdaq of Pulmatrix’s application for the initial listing of Pulmatrix common stock to be issued in connection with the Merger, and other customary closing conditions. There can be no assurance that Pulmatrix and Cullgen will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived. For a discussion of the conditions to the completion of the Merger, see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 156 of this proxy statement/prospectus. If the conditions are not satisfied or waived, the Merger may not occur or may not be completed within the expected timeframe, and Pulmatrix and Cullgen each may materially and adversely lose some or all of the potential benefits that Pulmatrix and Cullgen expect to achieve as a result of the Merger and could result in additional transaction costs or other effects associated with uncertainty about the Merger. In addition, pursuant to the Merger Agreement, Pulmatrix may extend the originally scheduled End Date (defined in the Merger Agreement as August 13, 2025) by up to 60 calendar days (to October 12, 2025). Moreover, each of Pulmatrix and Cullgen has incurred and expects to continue to incur significant expenses related to the Merger, such as legal and accounting fees, some of which must be paid even if the Merger is not completed.
Pulmatrix and Cullgen can agree at any time to terminate the Merger Agreement, even if Pulmatrix stockholders and/or Cullgen securityholders have already adopted the Merger Agreement and thereby approved the Merger and the other transactions contemplated by the Merger Agreement. Pulmatrix and Cullgen can also terminate the Merger Agreement under other specified circumstances.
In addition, if the Merger Agreement is terminated and the Pulmatrix or the Cullgen board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, the Pulmatrix board of directors may elect to, among other things, divest all or a portion of Pulmatrix’s business, or take the steps necessary to liquidate all of Pulmatrix’s business and assets, and in either such case, the consideration that Pulmatrix receives may be less attractive than the consideration to be received by Pulmatrix pursuant to the Merger Agreement.

If the Merger Agreement is not consummated, it is anticipated that Pulmatrix will be delisted from The Nasdaq Capital Market and may need to consider whether to remain a public company. For risks related to a delisting from The Nasdaq Capital Market, see “—In the event that the Combined Company fails to satisfy any of the listing requirements of The Nasdaq Capital Market, its common stock may be delisted, which could affect its market price and liquidity.”
Pulmatrix may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction Pulmatrix Legacy Business.
There can be no assurance that Pulmatrix will be able to conduct such transactions on favorable terms. Likewise, if the Merger is not completed, the ongoing businesses of Pulmatrix would be significantly impacted if assets of the Pulmatrix Legacy Business are divested prior to the non-completion of the merger.
The issuance of shares of Pulmatrix common stock to Cullgen stockholders in the Merger will substantially dilute the voting power of current Pulmatrix stockholders. Having a minority share position will reduce the influence that current stockholders have on the management of Pulmatrix.
Pursuant to the terms of the Merger Agreement, at the Effective Time, Pulmatrix will issue (or reserve for future issuance) approximately 97,519,045 shares of its common stock using the assumed Exchange Ratio of 1.2491 (which is subject to change depending on the net amount of cash Pulmatrix has and the number of outstanding securities of Pulmatrix and Cullgen at the Effective Time), without giving effect to the proposed reverse stock split contemplated by the Reverse Stock Split Proposal, to Cullgen stockholders as merger consideration. As a result, upon completion of the Merger, the Pulmatrix securityholders as of immediately prior to the Merger are expected to own approximately 3.6145% of the outstanding shares of the Combined Company on a fully-diluted basis, as further described under “The Merger—Exchange Ratio” in this proxy statement/prospectus. Accordingly, the issuance of the shares of Pulmatrix common stock to Cullgen stockholders in the Merger will significantly reduce the ownership stake and relative voting power of each share of Pulmatrix common stock held by current Pulmatrix stockholders. Consequently, following the Merger, the ability of current Pulmatrix stockholders to influence Combined Company management will be substantially reduced.
The issuance, or expected issuance, of Pulmatrix common stock in connection with the Merger could decrease the market price of Pulmatrix common stock.
In connection with the Merger and as part of the merger consideration, Pulmatrix expects to issue shares of Pulmatrix common stock to Cullgen stockholders. The anticipated issuance of Pulmatrix common stock in the Merger may result in fluctuations in the market price of Pulmatrix common stock, including a stock price decrease. In addition, the perception in the market that the holders of a large number of shares of Pulmatrix common stock may intend to sell shares could reduce the market price of Pulmatrix common stock.
The intended benefits of the Merger may not be realized.
The Merger poses risks for Pulmatrix’s and Cullgen’s ongoing operations, including, among others:
•	that senior management’s attention may be diverted from the management of Pulmatrix’s and Cullgen’s current operations and development of its products;
•	costs and expenses associated with any undisclosed or potential liabilities; and
•	unforeseen difficulties may arise in integrating Cullgen’s and Pulmatrix’s business in the Combined Company.
As a result of the foregoing, the Combined Company may be unable to realize the full strategic and financial benefits currently anticipated from the Merger, and Pulmatrix or Cullgen cannot assure you that the Merger will be accretive to Pulmatrix or Cullgen in the near term or at all. Furthermore, if Pulmatrix or Cullgen fails to realize the intended benefits of the Merger, the market price of the Combined Company’s common stock could decline to the extent that the market price reflects those benefits. Pulmatrix stockholders will have experienced substantial dilution of their ownership interests in Pulmatrix without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

Because the lack of a public market for Cullgen common stock makes it difficult to evaluate the fairness of the Merger, Cullgen stockholders may receive consideration in the Merger that is greater than or less than the fair market value of Cullgen common stock.
The outstanding Cullgen common stock is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Cullgen shares. Since the percentage of Pulmatrix common stock to be issued to Cullgen stockholders was determined based on negotiations between the parties, it is possible that the value of the Pulmatrix common stock to be issued in connection with the Merger will be greater than the fair market value of Cullgen shares. Alternatively, it is possible that the value of the shares of Pulmatrix common stock to be issued in connection with the Merger will be less than the fair market value of Cullgen shares.
Transfers of the Combined Company’s securities utilizing Rule 144 of the Securities Act may be limited.
To the extent that Pulmatrix completes a sale of the assets of the Pulmatrix Legacy Business prior to completion of the Merger or is otherwise deemed a shell company, a significant portion of the Combined Company’s securities will be restricted from immediate resale. Holders should be aware that transfers of the Combined Company’s securities pursuant to Rule 144 may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. Pulmatrix’s expected disposal of its historical assets and operations in connection with the Merger with Cullgen will make it a shell company. Pulmatrix anticipates that following the consummation of the Merger, the Combined Company will no longer be a shell company. As a result, Pulmatrix anticipates that holders will not be able to sell their restricted Combined Company securities pursuant to Rule 144 without registration until one year after Pulmatrix files the Current Report on Form 8-K following the Closing that includes the required Form 10 information that reflects that the Combined Company is no longer a shell company.
Pulmatrix’s expected disposal of its historical assets and operations in connection with its proposed Merger with Cullgen will make it a shell company. As a result, Pulmatrix will be subject to more stringent reporting requirements, offering limitations and resale restrictions.
Pulmatrix is seeking to divest its three remaining ongoing development programs, PUR3100, PUR1800 and its legacy technology and intellectual property. If deemed necessary by Pulmatrix, a Pulmatrix Legacy Transaction may be contingent upon obtaining stockholder approval for such transaction. As such, if successful in the divestment or if otherwise is deemed a shell company, Pulmatrix expects to become a shell company prior to or upon consummation of the Merger, and its Merger with Cullgen would be subject to the requirements applicable to shell company business combinations; provided, however, that if the Merger is not consummated, the disposal of Pulmatrix’s legacy technology and intellectual property is not expected to occur and Pulmatrix would therefore not expect to become a shell company.
The requirements applicable to shell company business combinations are as follows:
•	the Combined Company will need to file a Form 8-K to report the Form 10 type information after Closing with the SEC reflecting its status as an entity that is not a shell company;
•	Pulmatrix is not, and the Combined Company will not be, eligible to use a Form S-3 until 12 full calendar months after Closing;
•	the Combined Company will need to wait at least 60 calendar days after closing to file a Form S-8 for any equity plans or awards;
•
the Combined Company will be an “ineligible issuer” for three years following the closing, which will prevent the Combined Company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus, or (iii) taking advantage of well-known seasoned issuer status despite its public float;

•
investors who (i) are affiliates of Cullgen at the time the Merger is submitted for the vote or consent of Cullgen stockholders, (ii) receive securities of the Combined Company in the Merger (i.e., Rule 145(c) securities) and (iii) publicly offer or sell such securities, will be deemed to be engaged in a distribution of such securities, and therefore to be underwriters with respect to resales of those securities, and accordingly such securities may not be included in the Form S-1 resale registration statement anticipated to be filed after the closing of the Merger unless such securities are sold only in a fixed price offering in which such investors are named as underwriters in the prospectus; and

•
Rule 144(i)(2) will limit the ability to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the Combined Company per Rule 144 (i.e., holders of restricted securities and any affiliates of the public company are also affected) until one year after the Form 10 information is filed with the SEC.

The foregoing SEC requirements would increase the Combined Company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Further, such requirements will add burdensome restrictions on the resale of Combined Company shares by affiliates of Cullgen and any holders of “restricted” or “control” securities.
Directors and officers of Pulmatrix and Cullgen may have interests in the Merger that are different from, or in addition to, those of Pulmatrix stockholders and Cullgen stockholders generally that may influence them to support or approve the Merger.
The Pulmatrix and Cullgen officers and directors may have interests in the Merger that are different from, or are in addition to, those of Pulmatrix stockholders and Cullgen stockholders generally. Effective upon the Closing, Ying Luo, Ph.D., Thomas Eastling and Yue Xiong, Ph.D. are expected to be employed as executive officers by the Combined Company. It is expected that six directors designated by Cullgen, Drs. Luo, Xiong and Tian, Mr. Eastling, Claire Weston, Ph.D. and Maxwell Kirkby, and one director designated by Pulmatrix and agreed to by Cullgen, Peter Ludlum, are to be appointed as Combined Company directors after the completion of the Merger and will receive cash and equity compensation in consideration for such service as described in more detail in the section titled “Management Following the Merger” beginning on page 289 of this proxy statement/prospectus. Upon the Merger, the vesting of outstanding equity awards held by Pulmatrix directors and officers will accelerate. Each outstanding option to acquire shares of Cullgen common stock held by Cullgen executive officers and directors will be converted into an option to acquire shares of Pulmatrix common stock. In addition, the Pulmatrix and Cullgen directors and executive officers also have certain rights to indemnification or to directors’ and officers’ liability insurance that will survive the completion of the Merger. These interests may have influenced the Pulmatrix and Cullgen directors and executive officers to support or recommend the proposals presented to Pulmatrix and Cullgen stockholders. See the sections titled “The Merger—Interests of Pulmatrix Directors and Executive Officers in the Merger” beginning on page 133 and “The Merger—Interests of Cullgen Directors and Executive Officers in the Merger” beginning on page 134 of this proxy statement/prospectus.
If the Merger is completed, Cullgen executive officers and Cullgen appointees to the Combined Company board of directors will have the ability to significantly influence the Combined Company’s management and business affairs, as well as matters submitted to the Combined Company board of directors or stockholders for approval, especially if they decide to act together with the current Cullgen stockholders.
Upon completion of the Merger, the former Cullgen securityholders are expected to own approximately 96.3655% of the outstanding shares of the Combined Company on a fully diluted basis, excluding the effects of adjustments based on Pulmatrix’s Net Cash. If the Merger is completed, the Combined Company is expected to be led by Cullgen executive officers. Furthermore, the Combined Company’s anticipated board of directors will consist of seven members, six of which will be designated by Cullgen pursuant to the terms of the Merger Agreement and one of which will be designated by Pulmatrix and agreed to by Cullgen. As a result, such persons, if they choose to act together, will have the ability to significantly influence the Combined Company’s management and business affairs, as well as matters submitted to the Combined Company board of directors or stockholders for approval.
The announcement and pendency of the Merger could have an adverse effect on Pulmatrix’s or Cullgen’s business, financial condition, results of operations or business prospects.
The announcement and pendency of the Merger could disrupt Pulmatrix’s and/or Cullgen’s businesses in the following ways, among others:
•
Pulmatrix’s or Cullgen’s current and prospective employees could experience uncertainty about their future roles within the Combined Company, and this uncertainty might adversely affect Pulmatrix’s or Cullgen’s ability to retain, recruit and motivate key personnel;

•
the attention of Pulmatrix or Cullgen management may be directed towards the completion of the Merger and other transaction-related considerations and may be diverted from the day-to-day business operations of Pulmatrix or Cullgen, as applicable, and matters related to the Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Pulmatrix or Cullgen, as applicable;

•
customers, prospective customers, suppliers, collaborators and other third parties with business relationships with Pulmatrix or Cullgen may decide not to renew or may decide to seek to terminate, change or renegotiate their relationships with Pulmatrix or Cullgen as a result of the Merger, whether pursuant to the terms of their existing agreements with Pulmatrix or Cullgen; and

•	the market price of Pulmatrix common stock may decline to the extent that the current market price reflects a market assumption that the proposed Merger will be completed.
Should they occur, any of these matters could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of, Pulmatrix or Cullgen.
During the pendency of the Merger, Pulmatrix or Cullgen may not be able to enter into a business combination with another party and will be subject to contractual limitations on certain actions because of restrictions in the Merger Agreement.
Covenants in the Merger Agreement impede the ability of Pulmatrix or Cullgen to make dispositions or acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger, potential spin-off of all or a portion of Pulmatrix’s assets prior to the consummation of the Merger, other than the Parent Restructuring (as defined in the Merger Agreement) and certain permitted financings as set forth in the Merger Agreement. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition, a tender offer, a merger or other business combination outside the ordinary course of business. These restrictions may prevent each of Pulmatrix and Cullgen from pursuing otherwise attractive business opportunities or other capital structure alternatives and making other changes to their business or executing certain of their business strategies prior to the completion of the Merger, which could be favorable to Pulmatrix stockholders or Cullgen stockholders. See the section titled “The Merger Agreement—Non-Solicitation” beginning on page 152 of this proxy statement/prospectus.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Pulmatrix and Cullgen from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances if the Pulmatrix board of directors determines in good faith, after consultation with its independent financial advisor and outside counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the Pulmatrix board of directors. In the event that the Pulmatrix board of directors withdraws or modifies its recommendation for Nasdaq Stock Issuance Proposal based on such superior competing proposal, Cullgen may terminate the Merger Agreement. See the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 157 of this proxy statement/prospectus.
The rights of Cullgen stockholders who become Pulmatrix stockholders in the Merger and Pulmatrix stockholders following the Merger will be governed by the Pulmatrix Charter, as amended.
Upon consummation of the Merger, outstanding shares of Cullgen common stock will be converted into the right to receive shares of Pulmatrix common stock. Cullgen stockholders who receive shares of Pulmatrix common stock in the Merger will become Pulmatrix stockholders. As a result, Cullgen stockholders who become stockholders in Pulmatrix will be governed by the Pulmatrix Charter, rather than being governed by the Cullgen Charter. Pursuant to the Merger Agreement, the Pulmatrix Charter will be amended, subject to Pulmatrix stockholders’ approval of Proposal Nos. 2 and 3, immediately prior to the effective time of the Merger. See the section titled “Comparison of Rights of Holders of Pulmatrix Capital Stock and Cullgen Capital Stock” beginning on page 309 of this proxy statement/prospectus.
The Exchange Ratio is not adjustable based on the market price of Pulmatrix common stock, so the Merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.
The Merger Agreement has set the Exchange Ratio formula for the Cullgen common stock, and the Exchange Ratio is only adjustable upward or downward to reflect Pulmatrix’s and Cullgen’s equity capitalization as of immediately prior to the effective time of the Merger and the excess cash Pulmatrix has at the effective time of the

Merger. Any changes in the market price of common stock before the completion of the Merger will not affect the number of shares Cullgen securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Pulmatrix common stock declines from the market price on the date of the Merger Agreement, then Cullgen securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the Merger, the market price of Pulmatrix common stock increases from the market price on the date of the Merger Agreement, then Cullgen securityholders could receive merger consideration with substantially more value for their shares of Cullgen common stock than the parties had negotiated for in the establishment of the Exchange Ratio. For a discussion of the Exchange Ratio, see the section titled “The Merger Agreement—Exchange Ratio” beginning on page 145 of this proxy statement/prospectus.
Pulmatrix is expected to incur substantial expenses related to the Merger with Cullgen.
Pulmatrix has incurred, and expects to continue to incur, substantial expenses in connection with the Merger, as well as operating as a public company. Pulmatrix will incur significant fees and expenses relating to legal, accounting, financial advisory and other transaction fees and costs associated with the Merger. Actual transaction costs may substantially exceed Pulmatrix’s estimates and may have an adverse effect on the Combined Company’s financial condition and operating results.
Failure to complete the Merger could negatively affect the value of Pulmatrix common stock and the future business and financial results of both Pulmatrix and Cullgen.
If the Merger is not completed, the ongoing businesses of Pulmatrix and Cullgen could be adversely affected. Moreover, each of Pulmatrix and Cullgen will be subject to a variety of risks associated with the failure to complete the Merger, including without limitation the following:
•	diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the Merger;
•	reputational harm due to the adverse perception of any failure to successfully complete the Merger; and
•	having to pay certain costs relating to the Merger, such as legal, accounting, financial advisory, filing and printing fees.
If the Merger is not completed, the market price of Pulmatrix common stock and the business and financial results of both Pulmatrix (including the cessation of its operations) and Cullgen could be materially affected.
The Merger is expected to result in a limitation on the Combined Company’s ability to utilize its net operating loss carryforward.
Under Section 382 of the Code, use of Pulmatrix’s net operating loss carryforwards (“NOLs”) will be limited if Pulmatrix experiences a cumulative change in ownership of greater than 50% in a moving three-year period. As of December 31, 2024, Pulmatrix had approximately $70.0 million of net operating loss carryforwards, of which $3.8 million will expire, if unused, between the years 2026 and 2037. Pulmatrix may experience an ownership change as a result of the Merger and therefore its ability to utilize its NOLs and certain credit carryforwards remaining at the effective time of the Merger may be limited. The limitation would be determined by the fair market value of Pulmatrix common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. Limitations imposed on Pulmatrix’s ability to utilize NOLs could cause U.S. federal and state income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs.
The analysis received by the Pulmatrix board of directors from Lucid has not been, and is not expected to be, updated to reflect changes in circumstances that may have occurred since the date of the analysis.
Such analysis was one of many factors considered by the Pulmatrix board of directors in approving the Merger. The analysis does not speak as of the time the Merger will be completed or any date other than the date of such analysis. Subsequent changes in the operation and prospects of Pulmatrix or Cullgen, general market and economic conditions and other factors that may be beyond the control of Pulmatrix or Cullgen, may significantly alter the value of Pulmatrix or Cullgen or the prices of the shares of Pulmatrix common stock by the time the Merger is to be completed. The analysis does not address the fairness of the merger consideration from a financial point of view to Pulmatrix at the time the Merger is to be completed, or as of any other date other than the date of such analysis, and the Merger Agreement does not require that the analysis be updated, revised or reaffirmed prior to the Closing to reflect any changes in circumstances between the date of the signing of the Merger Agreement and the completion of the Merger as a condition to closing the Merger. See the section titled “The Merger—Opinion of Pulmatrix's Financial Advisor” beginning on page 120 to this proxy statement/prospectus.
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes or other causes.
In general, either party can refuse to complete the Merger if there is a material adverse effect affecting the other party between November 13, 2024, the date of the Merger Agreement, and the Closing of the Merger. However, some types of changes do not permit either party to refuse to complete the Merger, even if such changes would have a material adverse effect on Pulmatrix or Cullgen, as the case may be:
•	changes or events affecting the industries in which the parties operate generally;
•
any natural disaster, calamity or epidemics, pandemics or other force majeure events or any act or threat of terrorism or war, any armed hostilities or terrorist events anywhere in the world or any governmental or other response or reaction to any of the foregoing; or

•	changes in U.S. GAAP or other applicable law or the interpretation thereof.
If adverse changes occur but Pulmatrix and Cullgen must still complete the Merger, the market price of Pulmatrix common stock may suffer. For a more complete discussion of what constitutes a material adverse effect on Pulmatrix or Cullgen under the Merger Agreement, see the section titled “The Merger Agreement— Representations and Warranties” beginning on page 149 of this proxy statement/prospectus.
Pulmatrix, the Pulmatrix Board of Directors, Cullgen, and/or Cullgen’s Board of Directors may become involved in securities litigation or stockholder derivative litigation in connection with the Merger, and this could divert the attention of Pulmatrix and Cullgen management and harm Pulmatrix, Cullgen, and/or the Combined Company’s business, and insurance coverage may not be available or sufficient to cover all related costs, expenses and damages.
Securities litigation or stockholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. Pulmatrix, the Pulmatrix Board of Directors, Cullgen, and/or the Cullgen Board of Directors may become involved in this type of litigation in connection with the Merger, and the Combined Company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of Pulmatrix, Cullgen and the Combined Company.
In connection with the Merger Agreement and the proxy statement/prospectus, Pulmatrix has received multiple demand letters from purported Pulmatrix stockholders demanding that Pulmatrix disclose certain additional information related to the merger (the “Demands”). Pulmatrix cannot predict the outcome of the Demands. Pulmatrix believes that the claims asserted in the Demands are without merit and intends to defend against them vigorously. Additional demand letters or lawsuits arising out of the Merger may also be received or filed in the future.
Pulmatrix has never paid and, other than in connection with the Merger with Cullgen, does not intend to pay any cash dividends in the foreseeable future.
Pulmatrix has never paid cash dividends on any of its capital stock. Pursuant to the terms of the Merger Agreement, and if the proposals in this proxy statement/prospectus are approved and if Closing Pulmatrix Net Cash exceeds $2,500,000, as described in more detail below, then Pulmatrix expects to declare and pay a special cash dividend to Pulmatrix stockholders of record prior to the Merger. The Cash Dividend will be up to an amount equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash will exceed the Cash Dividend Amount, provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the Cash Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000. There is no guarantee that the Closing Pulmatrix Net Cash will exceed $2,500,000. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Pulmatrix does not currently anticipate declaring or paying any other cash dividends on its capital stock in the foreseeable future.

Pulmatrix is substantially dependent on Pulmatrix’s remaining employees, key contractors and consultants to facilitate the consummation of the Merger.
Pulmatrix’s ability to successfully complete the Merger depends in large part on Pulmatrix’s ability to retain certain remaining personnel, in addition to key contractors and consultants. Despite Pulmatrix’s efforts to retain these employees, as well as key contractors and consultants, one or more may terminate their employment or services with Pulmatrix on short notice. The loss of the service of certain employees, key contractors or consultants could potentially harm Pulmatrix’s ability to consummate the Merger and run Pulmatrix’s day-to-day business operations, as well as fulfill Pulmatrix’s reporting obligations as a public company.
Risks Related to the Proposed Reverse Stock Split
The proposed reverse stock split may not increase the Combined Company’s common stock price over the long term.
If the Reverse Stock Split Proposal is approved, the Combined Company anticipates effecting a reverse stock split with a ratio between 1-for-2 and 1-for-10 immediately following the Merger in order to cause its stock price to increase. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the Combined Company common stock upon effectiveness of the proposed reverse stock split, it cannot be assured that the proposed reverse stock split will result in any sustained proportionate increase in the market price of the Combined Company common stock, which is dependent upon many factors, including the business and financial performance of the Combined Company, general market conditions, and prospects for future success, which are unrelated to the number of shares of the Combined Company common stock outstanding. While the Combined Company common stock price might meet the initial listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.
The proposed reverse stock split would have the effect of increasing the amount of common stock that the Combined Company is authorized to issue without further approval by the Combined Company stockholders.
As a result of the reverse stock split, and after giving effect to the Merger, the Combined Company expects that it will have between approximately 44,979,406 shares and 8,995,881 shares of common stock outstanding, excluding shares underlying options, compared to approximately 89,958,812 shares of common stock outstanding of the Combined Company after giving effect to the Merger and without giving effect to the proposed reverse stock split, based on the assumed Exchange Ratio of 1.2491. The proposed amendment to the Pulmatrix Charter in connection with the Authorized Share Increase Proposal is anticipated to authorize the Combined Company to issue up to 250,000,000 shares of common stock and does not anticipate reducing this amount in connection with the proposed reverse stock split. As a result, it is anticipated that, following the reverse stock split, the Combined Company will have the ability to issue between approximately 205,020,594 and 241,004,119 additional shares of common stock, excluding shares that may be issued pursuant to awards that have been granted and shares reserved for equity incentive plans and the employee stock purchase plan, if approved. Except in certain instances, as required by law or by the rules of the securities exchange that lists the Combined Company common stock, these additional shares may be issued by the Combined Company without further vote of the Combined Company stockholders. If the Combined Company board of directors chooses to issue additional shares of the Combined Company common stock, such issuance could have a dilutive effect on the equity, earnings and voting interests of the Combined Company stockholders.
The proposed reverse stock split may decrease the liquidity of Pulmatrix common stock.
Although the Pulmatrix board of directors believes that the anticipated increase in the market price of Pulmatrix common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Pulmatrix common stock.
The proposed reverse stock split may lead to a decrease in overall market capitalization of the Combined Company.
Should the market price of Pulmatrix common stock decline after the proposed reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the overall market capitalization of the Combined Company. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels and, accordingly, it cannot be assured that the total market value of Pulmatrix common stock will remain the same after the reverse stock split is effected, or that the proposed reverse stock split will not have an adverse effect on Pulmatrix common stock price due to the reduced number of shares outstanding after the proposed reverse stock split.
Risks Related to Pulmatrix
Risks Related to Pulmatrix’s Business
Pulmatrix has a history of net losses and may experience future losses.
Pulmatrix has yet to establish any history of profitable operations. Pulmatrix reported a net loss of $9.6 million and $14.1 million for the years ended December 31, 2024, and 2023, respectively. As of December 31, 2024, Pulmatrix had an accumulated deficit of $297.2 million. Pulmatrix expects to incur additional operating losses for the foreseeable future. There can be no assurance that Pulmatrix will be able to achieve sufficient revenues throughout the year or be profitable in the future.
Pulmatrix will need to raise additional capital to meet its business requirements in the future and such capital raises may be costly or difficult to obtain and could dilute its stockholders’ ownership interests.
Pulmatrix’s current capital will be sufficient to enable it to continue operations for at least 12 months following the date of this proxy statement/prospectus. In order to continue its operations and to fully realize all of its business objectives, absent any non-dilutive funding from a strategic partner or some other strategic transactions, Pulmatrix will need to raise additional capital, which may not be available on reasonable terms, or at all. For instance, Pulmatrix will need to raise additional funds to accomplish the following:
•	advancing the research and development of its therapeutic candidates;
•	investing in protecting and expanding its intellectual property portfolio, including filing for additional patents to strengthen its intellectual property rights;
•	hiring and retaining qualified management and key employees;
•	responding to competitive pressures; and
•	maintaining compliance with applicable laws.
Any additional capital raised through the sale of equity or equity backed securities will dilute Pulmatrix stockholders’ ownership percentages and could also result in a decrease in the market value of its equity securities.
The terms of any securities issued by Pulmatrix in future financing transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of Pulmatrix’s securities then outstanding.
Furthermore, any additional capital financing that Pulmatrix may need in the future may not be available on terms favorable to it, or at all. If Pulmatrix is unable to obtain such additional financing on a timely basis, it may have to curtail its development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on its business, financial condition and results of operations, and ultimately could be forced to discontinue its operations and liquidate, in which event it is unlikely that stockholders would receive any distribution on their shares. Further, Pulmatrix may not be able to continue operating if it does not generate sufficient revenues from operations needed to stay in business.
In addition, Pulmatrix may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. Pulmatrix may also be required to recognize non-cash expenses in connection with certain securities it issues, such as convertible notes and warrants, which may adversely impact its financial condition and cause further dilution to its stockholders.
Pulmatrix has historically been a clinical development stage biopharmaceutical company and has never been profitable. Pulmatrix expects to incur additional losses in the future and may never be profitable.
Pulmatrix has historically been a clinical development stage biopharmaceutical company. Pulmatrix has not commercialized any product candidates or recognized any revenues from its product sales. All of Pulmatrix’s product candidates are still in the preclinical or clinical development stage, and none have been approved for marketing or are currently being marketed or commercialized. Pulmatrix’s product candidates will require substantial additional development, clinical studies, regulatory clearances, and additional investments of time and capital before they can be commercialized. Pulmatrix cannot be certain when or if any of its product candidates will obtain the required regulatory approval.
Pulmatrix has never been profitable and has incurred net losses each year since its inception. Pulmatrix’s losses are principally a result of research and development and general administrative expenses in support of its operations. Pulmatrix may incur substantial additional losses as it continues to focus its resources on prioritizing, selecting and advancing its product candidates. Pulmatrix’s ability to generate revenue and achieve profitability depends mainly upon its ability, alone or with others, to successfully develop its product candidates, obtain the required regulatory approvals in various territories and commercialize its product candidates. Pulmatrix may be unable to achieve any or all of these goals with regard to its product candidates. As a result, Pulmatrix may never be profitable or achieve significant and/or sustained revenues.
All of Pulmatrix’s product candidates are still under development, and there can be no assurance of successful commercialization of any of its products.
All of Pulmatrix’s research and development programs are in developmental stages. One or more of Pulmatrix’s product candidates may fail to meet safety and efficacy standards in human testing, even if those product candidates are found to be effective in animal studies. To develop and commercialize inhaled therapeutic treatment for allergic bronchopulmonary aspergillosis (“ABPA”), acute migraine, and other iSPERSE™-based product candidates, Pulmatrix must provide the Food and Drug Administration (“FDA”) and foreign regulatory authorities with human clinical and non-clinical animal data that demonstrate adequate safety and effectiveness. To generate these data, Pulmatrix will have to subject its product candidates to substantial additional research and development efforts, including extensive non-clinical studies and clinical testing. Pulmatrix’s approach to drug development may not be effective or may not result in the development of any drug. Currently Pulmatrix’s development efforts are primarily focused on PUR3100, PUR1800 and PUR1900. Even if PUR3100, PUR1800 and PUR1900 or Pulmatrix’s other product candidates are successful when tested in animals, such success would not be a guarantee of the safety or effectiveness of such product candidates in humans. It can take several years for a product to be approved and Pulmatrix may not be successful in bringing any therapeutic candidates to the market. A new drug may appear promising at an early stage of development or after clinical trials and never reach the market, or it may reach the market and not sell, for a variety of reasons. For example, the drug may:
•	be shown to be ineffective or to cause harmful side effects during preclinical testing or clinical trials;
•	fail to receive regulatory approval on a timely basis or at all;
•	be difficult to manufacture on a large scale;
•	not be economically viable;
•	not be prescribed by doctors or accepted by patients;
•	fail to receive a sufficient level of reimbursement from government, insurers or other third-party payors; or
•	infringe on intellectual property rights of any other party.
If Pulmatrix’s delivery platform technologies or product development efforts fail to generate product candidates that lead to the successful development and commercialization of products, its business and financial condition will be materially adversely affected.
Drug development is a long, expensive and inherently uncertain process with a high risk of failure at every stage of development, and results of earlier studies and trials may not be predictive of future trial results.
Pulmatrix has a number of proprietary drug candidates in research and development ranging from the early research phase through preclinical testing and clinical trials. Preclinical testing and clinical trials are long, expensive and highly uncertain processes. It will take Pulmatrix several years to complete clinical trials and it may not have the resources to complete the development and commercialization of any of its proposed drug candidates. The start or end of a clinical trial, such as Pulmatrix’s Phase 2b trial for PUR1900 and future trials, can often be delayed or halted due to changing regulatory requirements, manufacturing challenges, required clinical trial administrative actions, slower than anticipated patient enrollment, changing standards of care, availability or prevalence of use of a competitor drug or required prior therapy, clinical outcomes, or financial constraints of Pulmatrix and its partners.
Drug development is a highly uncertain scientific and medical endeavor, and failure can unexpectedly occur at any stage of preclinical and clinical development. Typically, there is a high rate of attrition for drug candidates in preclinical and clinical trials due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. The risk of failure is heightened for Pulmatrix’s drug candidates that are based on new technologies, such as the application of Pulmatrix’s dry powder delivery platform, iSPERSE™, including PUR3100, PUR1800, PUR1900 and other iSPERSE™-based drug candidates currently in research or preclinical development. The failure of one or more of Pulmatrix’s iSPERSE™-based drug candidates could have a material adverse effect on its business, financial condition, and results of operations.
In addition, the results of preclinical studies and clinical trials of previously published iSPERSE™-based products may not necessarily be indicative of the results of Pulmatrix’s future clinical trials. The design of Pulmatrix’s clinical trials is based on many assumptions about the expected effects of inhaled drugs used historically in the industry and if those assumptions are incorrect, the trials may not produce statistically significant results. Preliminary results may not be confirmed upon full analysis of the detailed results of an early clinical trial. Product candidates in later stages of clinical trials may fail to show safety and efficacy sufficient to support intended use claims despite having progressed through initial clinical trials. The data collected from clinical trials of Pulmatrix’s product candidates may not be sufficient to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, Pulmatrix cannot determine if, or when, it may have an approved product for commercialization or whether it will ever achieve sales of or profits on its product candidates or those it may pursue in the future.
If Pulmatrix’s collaborators are not successful, or breach their agreements with it, Pulmatrix may not effectively develop and market some of its therapeutic candidates.
At this time, Pulmatrix has entered into a co-development agreement regarding one of its therapeutic candidates and, as a result, it no longer has complete control over the development of this candidate. Pulmatrix may also enter into co-development agreements for its other therapeutic candidates in the future. If Pulmatrix’s collaborators do not successfully carry out their contractual duties or meet expected deadlines, or they otherwise breach their contractual obligations to it, Pulmatrix may be delayed or may not obtain regulatory approval for, or commercialize, its product candidates. Pulmatrix is also subject to the terms of such co-development agreements that may affect its ability to develop and manufacture its therapeutic candidates. As a result of such limitations, Pulmatrix may be unable to pursue the most efficient or profitable path in developing its therapeutic candidates.
If Pulmatrix’s relationships with these collaborators terminate, Pulmatrix believes that it would be able to enter into arrangements with alternative third parties. However, replacing any collaborator could delay Pulmatrix’s clinical trials and could jeopardize its ability to obtain regulatory approvals and commercialize its product candidates on a timely basis, if at all.
Pulmatrix may not be able to attract, retain, or manage highly qualified personnel, which could adversely impact its business.
Pulmatrix’s future success and ability to compete in the biopharmaceutical industry is substantially dependent on its ability to identify, attract, and retain highly qualified key managerial, scientific, medical, and operations personnel. The market for key employees in the biopharmaceutical, pharmaceutical and biotechnology industries is competitive. The loss of the services of any of Pulmatrix’s principal members of management or key employees without an adequate replacement or its inability to hire new employees as needed could delay its product development efforts, harm Pulmatrix’s ability to sell its products or otherwise negatively impact its business.
The scientific, research and development personnel upon whom Pulmatrix has historically relied to operate its business have expertise in certain aspects of drug development and clinical development, and it may be difficult to retain or replace these individuals. Pulmatrix has previously conducted its operations within the greater Boston area, and this region is headquarters to many other biopharmaceutical, biotechnology, pharmaceutical, and medical technology companies, as well as many academic and research institutions, and, therefore, Pulmatrix faces increased competition for technical and managerial personnel in this region.
In addition, Pulmatrix has scientific, medical and clinical advisors who assist it in designing and formulating its products and with development and clinical strategies. These advisors are not Pulmatrix’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Pulmatrix, or may have arrangements with other companies to assist in the development of products that may compete with Pulmatrix’s.
Despite Pulmatrix’s efforts to retain valuable employees, members of its management and scientific and development teams may terminate their employment with it at any time. Although Pulmatrix has written employment offer letter agreements with its executive officers, its executive officers can leave their employment at any time, for any reason, with 30 days’ notice. A sustained labor shortage or increased turnover rates within Pulmatrix’s employee base could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect its ability to efficiently operate its manufacturing and distribution facilities and overall business. If Pulmatrix is unable to hire and retain employees capable of performing at a high-level, or if mitigation measures it may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, its business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on Pulmatrix’s operations, results of operations, liquidity or cash flows. The loss of the services of any of Pulmatrix’s executive officers or its other key employees and its inability to find suitable replacements could potentially harm its business, financial condition and prospects. Pulmatrix does not maintain “key man” insurance policies on the lives of these individuals or the lives of any of its other employees.
Pulmatrix faces substantial competition in the development of its product candidates and may not be able to compete successfully, and its product candidates may be rendered obsolete by rapid technological change.
The pharmaceutical and biotechnology industry is highly competitive, and Pulmatrix faces substantial competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which Pulmatrix is currently developing therapeutic candidates or for which it may develop product candidates in the future.
Many of Pulmatrix’s existing or potential competitors have, or have access to, substantially greater financial, research and development, production, and sales and marketing resources than Pulmatrix does and have a greater depth and number of experienced managers. As a result, Pulmatrix’s competitors may be better equipped than it to develop, manufacture, market and sell competing products. In addition, gaining favorable reimbursement is critical to the success of Pulmatrix’s product candidates. Pulmatrix is aware of many established pharmaceutical companies in the United States and other parts of the world that have or are developing technologies for inhaled drug delivery for the prevention and treatment of respiratory diseases, including GlaxoSmithKline, Mereo BioPharma, Mylan, Savara, Insmed, Satsuma, Bristol-Meyers, TFF Pharmaceuticals, Zambon Pharma and Pulmocide, which Pulmatrix considers its potential competitors in this regard. If Pulmatrix is unable to compete successfully with these and other potential future competitors, it may be unable to grow or generate revenue.
The rapid rate of scientific discoveries and technological changes could result in one or more of Pulmatrix’s product candidates becoming obsolete or noncompetitive. Pulmatrix’s competitors may develop or introduce new products that render its iSPERSE™ delivery technology and other product candidates less competitive, uneconomical or obsolete. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to Pulmatrix’s drug candidates. Pulmatrix’s future success will depend not only on its ability to develop its product candidates but to improve them and keep pace with emerging industry developments. Pulmatrix cannot assure you that it will be able to do so.
Pulmatrix also expects to face increasing competition from universities and other non-profit research organizations. These institutions carry out substantial research and development in the areas of respiratory diseases. These institutions are becoming increasingly aware of the commercial value of their findings and are more active in seeking patent and other proprietary rights as well as licensing revenues.
The potential acceptance of therapeutics that are alternatives to Pulmatrix’s may limit market acceptance of its product candidates, even if commercialized. Respiratory diseases, including Pulmatrix’s targeted diseases and conditions, can also be treated by other medication or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for Pulmatrix’s product candidates to receive widespread acceptance if commercialized.

If the third parties on which Pulmatrix relies to conduct its clinical trials and to assist it with preclinical development do not perform as contractually required or expected, it may not be able to obtain regulatory clearance or approval for, or to commercialize, its products.
Pulmatrix does not have the ability to independently conduct its preclinical and clinical trials for its products and it must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Pulmatrix’s clinical protocols or regulatory requirements or for other reasons, Pulmatrix’s preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and it may not be able to obtain regulatory approval for, or successfully commercialize, its products on a timely basis, if at all, and its business, operating results and prospects may be adversely affected. Furthermore, Pulmatrix’s third-party clinical trial investigators may be delayed in conducting its clinical trials for reasons outside of its control, such as, but not limited to, patient enrollment.
Pulmatrix relies on third-party contract vendors to manufacture and supply it with high quality active pharmaceutical ingredients and manufacture its therapeutic candidates in the quantities it requires on a timely basis.
Pulmatrix currently does not manufacture any active pharmaceutical ingredients (“APIs”). Instead, Pulmatrix relies on third-party vendors for the manufacture and supply of its APIs that are used to formulate its therapeutic candidates. Pulmatrix also does not currently own or operate manufacturing facilities and therefore relies, and expect to continue to rely, on third parties to manufacture clinical and commercial quantities of its therapeutic candidates and for quality assurance related to regulatory compliance. If these suppliers or manufacturers are incapable or unwilling to meet Pulmatrix’s current or future needs at its standards or on acceptable terms, if at all, it may be unable to locate alternative suppliers or manufacturers on acceptable terms, if at all, or produce necessary materials or components on its own.
While there may be several alternative suppliers of API in the market, changing API suppliers or finding and qualifying new API suppliers can be costly and can take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next. Pulmatrix could experience a delay in conducting clinical trials of or obtaining regulatory approval for PUR3100, PUR1800, PUR1900 or its other drug candidates and incur additional costs if it changed API suppliers for any reason. Similarly, replacing Pulmatrix’s manufacturers could cause it to incur added costs and experience delays in identifying, engaging, qualifying and training any such replacements.
If Pulmatrix is not able to find stable, affordable, high quality, or reliable supplies of the APIs, or if it is unable to maintain its existing or future third-party manufacturing arrangements, it may not be able to produce enough supply of its therapeutic candidates or commercialize any therapeutic candidates on a timely and competitive basis, which could adversely affect Pulmatrix’s business, financial condition or results of operations.
Supply chain and shipping disruptions may result in shipping delays, a significant increase in shipping costs, and could increase product costs and result in lost sales and reputational damage, which may have a material adverse effect on Pulmatrix’s business, operating results and financial condition.
Pulmatrix’s third-party manufacturers and suppliers have experienced, and may continue to experience, supply chain disruption and shipping disruptions, including disruptions or delays in loading container cargo in ports of origin or off-loading cargo at ports of destination, as a result of congestion in port terminal facilities, labor supply and shipping container shortages, inadequate equipment and persons to load, dock and offload container vessels and for other reasons. These disruptions may impact Pulmatrix’s ability to receive its raw materials and certain components required for the manufacture of its clinical trial materials or products in the future, to distribute its products in a cost-effective and timely manner and to meet demand, all of which could have an adverse effect on its financial condition and results of operations. There can be no assurance that further unforeseen events impacting the supply chain will not have a material adverse effect on Pulmatrix in the future. Additionally, the impacts that supply chain disruptions have on Pulmatrix’s third-party manufacturers and suppliers are not within its control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruption that may impact Pulmatrix or its manufacturers and suppliers could interrupt or delay its clinical trials, product manufacturing, increase raw material and product lead times, increase raw material and product costs, impact its ability to meet customer demand and result in lost sales and reputational damage, all of which could have a material adverse effect on its business, financial condition and results of operations.

Pulmatrix may not be successful in negotiating for an appropriate price in a future sale or assignment of its rights related to its current drug candidates.
Pulmatrix may seek to sell or assign its rights related to its current drug candidates. If completed, any such sale or assignment may be at a substantial discount, the consideration received may not accurately represent the value of the assets sold or assigned and its stockholders may not be entitled to participate in the future prospects of such drug candidates and such sale or assignment may not contribute materially to the planned dividend.
Pulmatrix’s failure to successfully acquire, develop and market additional drug candidates or approved drug products could impair its ability to grow.
As part of Pulmatrix’s growth strategy, it may evaluate, acquire, license, develop and/or market additional product candidates and technologies, subject to the availability of adequate financing. However, Pulmatrix’s internal research capabilities are limited, and it may be dependent upon pharmaceutical and biotechnology companies, academic scientists and other researchers to sell or license products or technology to it. The success of this strategy depends partly upon Pulmatrix’s ability to identify, select and acquire promising pharmaceutical product candidates and products. The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with Pulmatrix for the license or acquisition of product candidates and approved products. Pulmatrix has limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into its current infrastructure. Moreover, Pulmatrix may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or it may fail to realize the anticipated benefits of such efforts. Pulmatrix may not be able to acquire the rights to additional product candidates on terms that it finds acceptable, or at all.
Any product candidate that Pulmatrix acquires may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, Pulmatrix cannot provide assurance that any products that it develops or approved products that it acquires will be manufactured profitably or achieve market acceptance. Pulmatrix cannot guarantee that it will be able to successfully conduct the preclinical studies of the identified potential product candidates as anticipated.
Pulmatrix’s business strategy may include entry into additional collaborative or license agreements. Pulmatrix may not be able to enter into collaborative or license agreements or may not be able to negotiate commercially acceptable terms for these agreements.
Pulmatrix’s current business strategy may include the entry into additional collaborative or license agreements for the development and commercialization of its product candidates and technologies. The negotiation and consummation of these types of agreements typically involve simultaneous discussions with multiple potential collaborators or licensees and require significant time and resources. In addition, in attracting the attention of pharmaceutical and biotechnology company collaborators or licensees, Pulmatrix competes with numerous other third parties with product opportunities as well as the collaborators’ or licensees’ own internal product opportunities. Pulmatrix may not be able to consummate collaborative or license agreements, or it may not be able to negotiate commercially acceptable terms for these agreements.
If Pulmatrix does enter into such arrangements, it could be dependent upon the subsequent success of these other parties in performing their respective responsibilities and the cooperation of its partners. Pulmatrix’s collaborators may not cooperate with it or perform their obligations under Pulmatrix’s agreements with them. Pulmatrix cannot control the amount and timing of its collaborators’ resources that will be devoted to researching its product candidates pursuant to its collaborative agreements with them. Pulmatrix’s collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with it. If Pulmatrix does not consummate collaborative or license agreements, it may use its financial resources more rapidly on its product development efforts, continue to defer certain development activities or forego the exploitation of certain geographic territories, any of which could have a material adverse effect on its business prospects. Further, Pulmatrix may not be successful in overseeing any such collaborative arrangements. If Pulmatrix fails to establish and maintain necessary collaborative or license relationships, its business prospects could suffer.

Pulmatrix may be subject to claims that its employees, independent consultants or agencies have wrongfully used or inadvertently disclosed confidential information of third parties.
Pulmatrix employs individuals and contracts with independent consultants and agencies that may have previously worked at or conducted business with third parties; and, it may be subject to claims that it or its employees, consultants or agencies have inadvertently or otherwise used or disclosed confidential information of its employees’ former employers or other third parties. Pulmatrix may also be subject to claims that its employees’ former employers or other third parties have an ownership interest in its patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if Pulmatrix is successful, litigation could result in substantial cost and be a distraction to its management and other employees.
Market and economic conditions may negatively impact Pulmatrix’s business, financial condition and share price.
Concerns over inflation, geopolitical issues, the United States financial markets and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Pulmatrix’s general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. In addition, there is a risk that one or more of Pulmatrix’s current and future service providers, manufacturers, suppliers, hospitals and other medical facilities, its third-party payors, and other partners could be negatively affected by difficult economic times, which could adversely affect its ability to attain its operating goals on schedule and on budget or meet its business and financial objectives.
If Pulmatrix fails to maintain proper and effective internal controls, its ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of it.
Ensuring that Pulmatrix has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires public companies to conduct an annual review and evaluation of their internal controls. Pulmatrix’s failure to maintain the effectiveness of its internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on its business. Pulmatrix could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the price of its common stock.
Pulmatrix’s ability to use its net operating loss carryforwards to offset future taxable income may be subject to certain limitations.
Pulmatrix’s ability to use its net operating loss carryforwards to offset future taxable income may be subject to certain limitations. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to use its pre-change net operating loss carryforwards or other tax attributes (“NOLs”), to offset future taxable income or reduce taxes. Pulmatrix’s past issuances of stock and other changes in its stock ownership may have resulted in ownership changes within the meaning of Section 382 of the Code; accordingly, Pulmatrix’s pre-change NOLs may be subject to limitation under Section 382. If Pulmatrix determines that it has not undergone an ownership change, the Internal Revenue Service could challenge its analysis, and Pulmatrix’s ability to use its NOLs to offset taxable income could be limited by Section 382 of the Code. Future changes in Pulmatrix’s stock ownership, some of which are outside of Pulmatrix’s control, could result in ownership changes under Section 382 of the Code further limiting Pulmatrix’s ability to utilize its NOLs. Furthermore, Pulmatrix’s ability to use NOLs of companies that it may acquire in the future may be subject to limitations. For these reasons, Pulmatrix may not be able to use a material portion of the NOLs, even if it attains profitability.
Pulmatrix’s business is subject to cybersecurity risks.
Pulmatrix’s operations are increasingly dependent on information technologies and services. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow, and include, among other things, storms and natural disasters, terrorist attacks, utility outages, theft, viruses, phishing, malware, design defects, human error, and complications encountered as existing systems are maintained, repaired, replaced, or upgraded. Risks associated with these threats include, among other things:
•	theft or misappropriation of funds;
•	loss, corruption, or misappropriation of intellectual property, or other proprietary, confidential or personally identifiable information (including supplier, clinical data or employee data);
•	disruption or impairment of Pulmatrix and its business operations and safety procedures;
•	damage to its reputation with its potential partners, patients and the market;
•	exposure to litigation; and
•	increased costs to prevent, respond to or mitigate cybersecurity events.
Although Pulmatrix utilizes various procedures and controls to mitigate its exposure to such risk, cybersecurity attacks and other cyber events are evolving and unpredictable. Moreover, Pulmatrix has no control over the information technology systems of third parties conducting its clinical trials, its suppliers, and others with which its systems may connect and communicate. As a result, the occurrence of a cyber incident could go unnoticed for a period of time.
Pulmatrix has cybersecurity insurance coverage in the event it becomes subject to various cybersecurity attacks, however, it cannot ensure that it will be sufficient to cover any particular losses it may experience as a result of such cyberattacks. Any cyber incident could have a material adverse effect on Pulmatrix’s business, financial condition and results of operations.
Risks Related to Pulmatrix Regulatory Matters
Pulmatrix’s product candidates must undergo rigorous nonclinical and clinical testing, and it must obtain regulatory approvals, which could be costly and time-consuming and subject it to unanticipated delays or prevent it from marketing any products. Pulmatrix cannot be certain that any of its current and future product candidates will receive regulatory approval, and without regulatory approval it will not be able to market its product candidates.
Pulmatrix’s ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of its product candidates. Pulmatrix currently has no products approved for sale, and it cannot guarantee that it will ever have marketable products. The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation, including regulation for safety, efficacy and quality, by the FDA in the United States and comparable regulatory authorities in other countries, with regulations differing from country to country. The FDA regulations and the regulations of comparable foreign regulatory authorities are wide-ranging and govern, among other things:
•	product design, development, manufacture and testing;
•	product labeling;
•	product storage and shipping;
•	pre-market clearance or approval;
•	advertising and promotion; and
•	product sales and distribution.
Clinical testing can be costly and take many years, and the outcome is uncertain and susceptible to varying interpretations. Pulmatrix cannot predict whether its current or future trials and studies will adequately demonstrate the safety and efficacy of any of its product candidates or whether regulators will agree with its conclusions regarding the preclinical studies and clinical trials it has conducted to date, including the clinical trials for PUR1900. The clinical trials of Pulmatrix’s product candidates may not be completed on schedule, the FDA or foreign regulatory agencies may order it to stop or modify its research, or these agencies may not ultimately approve any of its product candidates for commercial sale. The data collected from Pulmatrix’s clinical trials may not be sufficient to support regulatory approval of its various product candidates. Even if Pulmatrix believes the data collected from its clinical trials are sufficient, the FDA has substantial discretion in the approval process and may disagree with its interpretation of the data. If the FDA believes Pulmatrix’s clinical trials fail to demonstrate the requisite safety and efficacy of a product candidate, Pulmatrix will not obtain regulatory approval.
Pulmatrix is not permitted to market its product candidates in the United States until it receives approval of an NDA from the FDA. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and it may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. Pulmatrix cannot be certain that any of its submissions will be accepted for filing and review by the FDA.
The requirements governing the conduct of clinical trials and manufacturing and marketing of Pulmatrix’s product candidates outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different clinical trial designs. Foreign regulatory approval processes include essentially all of the risks associated with the FDA approval processes. Some of those agencies also must approve prices of the products. Approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries, or vice versa. In addition, changes in regulatory policy in the United States or in foreign countries for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections.
If Pulmatrix is unable to obtain approval from the FDA or other regulatory agencies for its product candidates, or if, subsequent to approval, it is unable to successfully market and commercialize its product candidates, it will not be able to generate sufficient revenue to become profitable. Furthermore, the introduction of government price controls or other price-reducing regulations may affect the prices Pulmatrix obtains on its product candidates, if approved and commercialized.
Pulmatrix has limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede its ability to obtain timely approvals from the FDA or foreign regulatory agencies, if at all.
Before obtaining regulatory approval, the FDA requires the sponsor to file a marketing application, which must include all required information detailed in FDA regulations. If the application is incomplete, the FDA may refuse to review the application until the application is complete, which may, for example, require additional clinical trials. As a company, Pulmatrix has no experience in late-stage regulatory filings, such as preparing and submitting NDAs, which may place it at risk of delays, overspending and human resources inefficiencies. Any delay in obtaining, or inability to obtain, regulatory approval could harm Pulmatrix’s business.
Any failure by Pulmatrix to comply with existing regulations could harm its reputation and operating results.
Pulmatrix will be subject to extensive regulation by United States federal and state and foreign governments in each of the markets where it intends to sell its product candidates if and after it is approved. If Pulmatrix fails to comply with applicable regulations, including the FDA’s pre-or post-approval cGMP requirements, then the FDA or other foreign regulatory authorities could sanction it. Even if a drug is FDA-approved, regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies.
If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of the product, the regulatory agency may impose restrictions on that product or Pulmatrix, including requiring withdrawal of the product from the market. If Pulmatrix fails to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:
•	issue warning letters;
•	impose civil or criminal penalties;
•	suspend regulatory approval;
•	suspend any of its ongoing clinical trials;
•	refuse to approve pending applications or supplements to approved applications submitted by it;
•	impose restrictions on its operations, including closing its contract manufacturers’ facilities; or
•	seize or detain products or require a product recall.

Any government investigation of alleged violations of law could require Pulmatrix to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Pulmatrix’s ability to commercialize and generate revenue from its product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, Pulmatrix’s value and operating results will be adversely affected. Additionally, if Pulmatrix is unable to generate revenue from sales of its product candidates, its potential for achieving profitability will be diminished and the capital necessary to fund its operations will be increased.
Any action against Pulmatrix for violation of these laws, even if it successfully defends against it, could cause it to incur significant legal expenses, divert management’s attention from the operation of its business and damage its reputation. Pulmatrix expends significant resources on compliance efforts and such expenses are unpredictable and might adversely affect its results. Changing laws, regulations and standards might also create uncertainty, higher expenses and increase insurance costs.
While Pulmatrix believes it understands the current laws and regulations to which its products are and will be subject, laws and regulations are constantly changing, as are administrative interpretations of laws and regulations. If Pulmatrix fails to comply with future changes in laws, regulations, or administrative interpretations, it may be unable to gain regulatory approval. In addition, any changes in current laws or regulations may result in an increase in costs for clinical trials and other requirements to gain regulatory approval. Finally, if Pulmatrix is slow to comply with new laws or regulations, its ability to gain regulatory approval may be substantially delayed.
Recently, President Trump’s administration issued a memorandum instructing U.S. executive agencies to prepare for reductions in workforce at governmental agencies, which likely includes the FDA. If the new administration takes action that substantially reduces FDA’s workforce, in particular, at the Center for Drug Evaluation and Research, Pulmatrix may face significant delay in obtaining approval and subsequently marketing its product candidates.
Pulmatrix and its third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.
Pulmatrix and its contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA or other foreign regulatory authorities setting forth current good manufacturing practices (“cGMP”). These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to Pulmatrix’s therapeutic candidates. Pulmatrix and its third-party manufacturers may not be able to comply with applicable laws, regulations and guidelines. Pulmatrix and its contract manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the United States. Pulmatrix’s failure, or the failure of its third-party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on it, including fines, injunctions, civil penalties, refusal of regulatory authorities to grant marketing approval of its therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of its therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of Pulmatrix’s therapeutic candidates, and materially and adversely affect its business, financial condition and results of operations.
Failure to establish that Pulmatrix’s manufacturing capabilities are sufficient to comply with FDA regulatory requirements during clinical trials, including cGMP requirements, may result in an inability to gain regulatory approval for Pulmatrix’s product candidates. While Pulmatrix currently believes its iSPERSE technology will allow it to deliver its product candidates in compliance with FDA cGMPs and other manufacturing regulations, the FDA may disagree. This could result in an inability to receive timely regulatory approval, if at all, for Pulmatrix’s iSPERSE product candidates.
Even if Pulmatrix obtains regulatory approvals, its therapeutic candidates will be subject to ongoing regulatory review. If Pulmatrix fails to comply with continuing United States and applicable foreign laws, regulations and guidelines, it could lose those approvals, and its business would be seriously harmed.
Even if Pulmatrix’s therapeutic candidates receive regulatory approval, it or its commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the FDA or other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations and/or the imposition of new product labeling (such as warnings) and/or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the therapeutic candidate. In addition, the manufacturer and the manufacturing facilities that Pulmatrix or its commercialization partners use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:
•	restrictions on such therapeutic candidate, manufacturer or manufacturing process;
•	warning letters from the FDA or other foreign regulatory authorities;
•	withdrawal of the therapeutic candidate from the market;
•	suspension or withdrawal of regulatory approvals;
•	refusal to approve pending applications or supplements to approved applications submitted by Pulmatrix or its commercial partners;
•	voluntary or mandatory recall;
•	fines;
•	refusal to permit the import or export of its therapeutic candidates;
•	product seizure or detentions;
•	injunctions or the imposition of civil or criminal penalties; or
•	adverse publicity.
If Pulmatrix or its commercialization partners, suppliers, third-party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, Pulmatrix or its commercialization partners may lose marketing approval for any of its therapeutic candidates if any of its therapeutic candidates are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.
Pulmatrix employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.
Pulmatrix is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with any regulations applicable to Pulmatrix, to provide accurate information to regulatory authorities, to comply with manufacturing standards it may have established, to comply with federal and state healthcare fraud and abuse laws and regulations, or to report financial information or data accurately or disclose unauthorized activities to it. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Pulmatrix’s reputation. Pulmatrix has adopted a Code of Business Conduct, but it is not always possible to identify and deter employee misconduct, and the precautions it takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risk.
If Pulmatrix fails to comply with federal or state “fraud and abuse” laws, the failure to comply with these laws may adversely affect its business, financial condition and results of operations.
In the United States, Pulmatrix will be subject to various federal and state health care “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse the healthcare industry, which could affect Pulmatrix, particularly upon successful commercialization of its products in the United States. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on Pulmatrix’s behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration in exchange for or to induce the referral of an individual for, or the purchase, order or recommendation of, any good or service, including the purchase, order or prescription of a particular drug for which payment may be made under a federal health care program, such as Medicare or Medicaid. Under federal government regulations, some arrangements, known as safe harbors, are deemed not to violate the federal Anti-Kickback Statute. However, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that Pulmatrix’s practices may be challenged under the federal Anti-Kickback Statute. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payors, including government payors, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks has resulted in the submission of false claims to governmental health care programs. Under the Health Insurance Portability and Accountability Act of 1996, Pulmatrix is prohibited from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines, penalties and/or exclusion or suspension from federal and state health care programs such as Medicare and Medicaid and debarment from contracting with the United States government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.
Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for, or purchase, order or recommendation of, goods or services reimbursed by any source, not just governmental payors. The scope and enforcement of these laws are uncertain and subject to change in the current environment of healthcare reform. Pulmatrix cannot predict the impact on its business, financial condition nor results of operations of any changes in these laws. Any state or federal regulatory review of Pulmatrix, regardless of the outcome, would be costly and time-consuming. Law enforcement authorities are increasingly focused on enforcing these laws, and if Pulmatrix is challenged under of one of these laws, it could be required to pay a fine and/or penalty and could be suspended or excluded from participation in federal or state health care programs, and its business, results of operations and financial condition may be adversely affected.
Legislative or regulatory reform of the U.S. healthcare system may adversely affect Pulmatrix’s business.
On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) (the “ACA”) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals which could result in lower pricing and/or reduced market acceptance for any drug products Pulmatrix may commercialize in the U.S. in the future. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.
Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued for over a decade. However, as of the Supreme Court’s ruling ordering the dismissal of, arguably, the most promising case challenging the ACA to-date on June 17, 2021, it appears that the ACA will remain in-effect in its current form for the foreseeable future; however, Pulmatrix cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have Pulmatrix’s our business. The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in August 2022, the Inflation Reduction Act (“IRA”) was signed into law, which will, among other things, allow U.S. Department of Health and Human Services (“HHS”) to negotiate the selling price of certain drugs and biologics that the Centers for Medicare & Medicaid Services (“CMS”) reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2023, the IRA also began penalizing drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. Additionally, in December 2023, the Biden-Harris Administration announced further related initiatives under the IRA to lower prescription costs and increase competition with help from HHS, the DOJ, and the FTC.
There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, Pulmatrix cannot yet assess the impact that President Trump’s second term will have on healthcare programs and regulations or the pharmaceutical industry in general. However, it is possible that such initiatives could have an adverse effect on Pulmatrix’s ability to obtain approval and/or successfully commercialize products in the U.S. in the future, as applicable.
Risks Related to Pulmatrix’s Financial Position and Need for Additional Capital
Pulmatrix will be required to raise additional capital to fund its operations, and it may not be able to continue as a going concern if it is unable to do so.
Pharmaceutical product development, which includes research and development, preclinical and clinical studies and human clinical trials, is a time-consuming and expensive process that takes years to complete. Pulmatrix anticipates that its expenses will remain at a high level as it terminates its PUR1900 Phase 2b trial and pursue development of PUR3100 and PUR1800 or other iSPERSE™-based product candidates, and/or pursue development of iSPERSE™-based pharmaceuticals in additional indications. Based upon Pulmatrix’s current expectations, it believes that its existing capital resources will enable it to continue planned operations for at least 12 months following the filing date of this proxy statement/prospectus. Pulmatrix cannot assure you, however, that its plans will not change or that changed circumstances will not result in the depletion of its capital resources more rapidly than it currently anticipates. Pulmatrix will need to raise additional funds, whether through the sale of equity or debt securities, the entry into strategic business collaborations, the establishment of other funding facilities, licensing arrangements, or asset sales or other means, in order to continue its research and development and clinical trial programs for its iSPERSE™-based product candidates and to support its other ongoing activities. However, it may be difficult for Pulmatrix to raise additional funds on reasonable terms or at all. Since inception, Pulmatrix has incurred losses each year and has an accumulated deficit of $257.2 million as of December 31, 2024, which may raise concerns about its solvency and affect its ability to raise additional capital.
The amount of additional funds Pulmatrix need will depend on a number of factors, including:

•	rate of progress and costs of its clinical trials and research and development activities, including costs of procuring clinical materials and operating its manufacturing facilities;
•
its success in establishing strategic business collaborations or other sales or licensing of assets, and the timing and amount of any payments it might receive from any such transactions it is able to establish;

•	actions taken by the FDA and other regulatory authorities affecting its products and competitive products;
•	its degree of success in commercializing any of its product candidates;
•	the emergence of competing technologies and products and other adverse market developments;
•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others;
•	the level of its legal expenses; and
•	the costs of discontinuing projects and technologies.
Pulmatrix has raised capital in the past primarily through debt and public offerings and private placements of stock. Pulmatrix may in the future pursue the sale of additional equity and/or debt securities, or the establishment of other funding facilities including asset-based borrowings. There can be no assurances, however, that Pulmatrix will be able to raise additional capital through such an offering on acceptable terms, or at all. Issuances of additional debt or equity securities could impact the rights of the holders of Pulmatrix common stock and may dilute their ownership percentage. Moreover, the establishment of other funding facilities may impose restrictions on Pulmatrix’s operations. These restrictions could include limitations on additional borrowing and specific restrictions on the use of Pulmatrix’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.
Pulmatrix also may seek to raise additional capital by pursuing opportunities for the licensing or sale of certain intellectual property and other assets. Pulmatrix cannot offer assurances, however, that any strategic collaborations, sales of securities or sales or licenses of assets will be available to it on a timely basis or on acceptable terms, if at all.
In the event that sufficient additional funds are not obtained through strategic collaboration opportunities, sales of securities, funding facilities, licensing arrangements and/or asset sales on a timely basis, Pulmatrix will be required to reduce expenses through the delay, reduction or curtailment of its projects, including PUR3100, PUR1800 or PUR1900 development activities, or reduction of costs for facilities and administration. Moreover, if Pulmatrix does not obtain such additional funds, doubt may arise about its ability to continue as a going concern and increased risk of insolvency and loss of investment to the holders of its securities. If Pulmatrix is or becomes insolvent, investors in its stock may lose the entire value of their investment.
Pulmatrix’s long-term capital requirements are subject to numerous risks.
Pulmatrix’s long-term capital requirements are expected to depend on many potential factors, including, among others:
•	the number of product candidates in development;
•	the regulatory clarity and path of each of its product candidates;
•	the progress, success and cost of its clinical trials and research and development programs, including manufacturing;
•	the costs, timing and outcome of regulatory review and obtaining regulatory clarity and approval of its product candidates and addressing regulatory and other issues that may arise post-approval;
•	the costs of enforcing its issued patents and defending intellectual property-related claims;
•	the costs of manufacturing, developing sales, marketing and distribution channels;
•	its ability to successfully commercialize its product candidates, including securing commercialization agreements with third parties and favorable pricing and market share; and
•	its consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Pulmatrix may engage in strategic transactions that could impact its liquidity, increase its expenses and present significant distractions to its management.
From time to time, Pulmatrix may consider strategic transactions, such as acquisitions of companies, business combinations, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that Pulmatrix may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require Pulmatrix to incur non-recurring or other charges, may increase its near- and long-term expenditures and may pose significant integration challenges or disrupt its management or business, which could adversely affect its business, financial condition and results of operations. These transactions may entail numerous operational and financial risks, including:
•	exposure to unknown liabilities;
•	disruption of Pulmatrix’s business and diversion of its management’s time and attention in order to develop acquired products, product candidates or technologies;
•	incurrence of substantial debt or dilutive issuances of equity securities to pay for such transactions;
•	higher-than-expected transaction and integration costs;
•	write-downs of assets or goodwill or impairment charges;
•	increased amortization expenses;
•	difficulty and cost in combining the operations and personnel of any acquired businesses or product lines with its operations and personnel;
•	impairment of relationships with key suppliers or customers of any acquired businesses or product lines due to changes in management and ownership; and
•	inability to retain key employees of any acquired businesses.
Accordingly, although there can be no assurance that Pulmatrix will undertake or successfully complete any transactions of the nature described above, any transactions that it does complete may be subject to the foregoing or other risks and could have a material adverse effect on its business, financial condition and results of operations.
Risks Related to Pulmatrix’s Intellectual Property
Pulmatrix may be unable to adequately protect or enforce its rights to intellectual property, causing it to lose valuable rights. Loss of patent rights may lead it to lose market share and anticipated profits.
Pulmatrix’s success, competitive position and future revenues depend, in part, on its ability to obtain patent protection for its products, methods, processes and other technologies, to preserve its trade secrets, to prevent third parties from infringing on its proprietary rights and to operate without infringing the proprietary rights of third parties. Despite Pulmatrix’s efforts to protect its proprietary technologies and processes, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes.
Pulmatrix tries to protect its proprietary position by, among other things, filing U.S., European and other patent applications related to its product candidates, methods, processes and other technologies, to prevent third parties from infringing on its proprietary rights and to operate without infringing the proprietary rights of third parties.
Because the patent position of pharmaceutical companies involves complex legal and factual questions, Pulmatrix cannot predict the validity and enforceability of patents with certainty. Pulmatrix’s issued patents may not provide it with any competitive advantages or may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Pulmatrix’s competitors may also independently develop inhaled drug delivery technologies or products similar to iSPERSE™ and iSPERSE™-based product candidates or design around or otherwise circumvent patents issued to it. Thus, any patents that Pulmatrix owns may not provide any protection against competitors. Pulmatrix’s pending patent applications, those it may file in the future or those it may license from third parties may not result in patents being issued. Even if these patents are issued, they may not provide Pulmatrix with proprietary protection or competitive advantages. The degree of future protection to be afforded by Pulmatrix’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect its rights or permit it to gain or keep its competitive advantage.

Furthermore, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide Pulmatrix with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around Pulmatrix’s patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. Pulmatrix may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets by consultants, vendors, former employees and current employees.
Patent rights are territorial, and accordingly, the patent protection Pulmatrix does have will only extend to those countries in which it has issued patents. Even so, the laws of certain countries do not protect Pulmatrix’s intellectual property rights to the same extent as do the laws of the United States and the European Union. Competitors may successfully challenge Pulmatrix’s patents, produce similar drugs or products that do not infringe its patents, or produce drugs in countries where it has not applied for patent protection or that do not respect its patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.
Pulmatrix has not pursued or maintained, and may not pursue or maintain in the future, patent protection for its product candidates in every country or territory in which it may sell its products, if approved. The laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Pulmatrix may not be able to prevent third parties from infringing its patents in all countries outside the United States, or from selling or importing products that infringe its patents in and into the United States or other jurisdictions.
Indeed, several companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property rights, which could make it difficult for Pulmatrix to stop the infringement, misappropriation or other violation of its intellectual property rights generally. Proceedings to enforce Pulmatrix’s intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against it. Pulmatrix may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful.
After the completion of prosecution and granting of Pulmatrix’s patents, third parties may still manufacture and/or market therapeutic candidates in infringement of its patent protected rights. Such manufacture and/or market of Pulmatrix’s product candidates in infringement of its patent protected rights is likely to cause it damage and lead to a reduction in the prices of its product candidates, thereby reducing its anticipated profits.
In addition, due to the extensive time needed to develop, test and obtain regulatory approval for Pulmatrix’s therapeutic candidates, any patents that protect its product candidate may expire during early stages of commercialization. This may reduce or eliminate any market advantages that such patents may give Pulmatrix. Following patent expiration, Pulmatrix may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.
In addition, in some cases Pulmatrix may rely on its licensors to conduct patent prosecution, patent maintenance or patent defense on its behalf. Therefore, Pulmatrix’s ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect its rights in its therapeutic products. Any failure by Pulmatrix’s licensors or development partners to properly conduct patent prosecution, patent maintenance or patent defense could harm its ability to obtain approval or to commercialize its products, thereby reducing its anticipated profits.
Furthermore, Pulmatrix’s ability to enforce its patent rights depend on its ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product, particularly in litigation in countries other than the United States that do not provide an extensive discovery procedure. Any litigation to enforce or defend Pulmatrix’s patent rights, if any, even if it were to prevail, could be costly and time-consuming and would divert the attention of its management and key personnel from its business operations. Pulmatrix may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded if it was to prevail may not be commercially meaningful.

If Pulmatrix is unable to protect the confidentiality of its trade secrets or know-how, such proprietary information may be used by others to compete against it.
In addition to filing patents, Pulmatrix generally tries to protect its trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as its development and/or commercialization partners, employees, contractors and consultants. Pulmatrix also enters into agreements that purport to require the disclosure and assignment to it of the rights to the ideas, developments, discoveries and inventions of its employees, advisors, research collaborators, contractors and consultants while employed or engaged by Pulmatrix. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose Pulmatrix’s confidential information, or its competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage Pulmatrix may have over any such competitor.
To the extent that any of Pulmatrix’s employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of its products, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of Pulmatrix’s rights can be costly and unpredictable, and a court may determine that the right belongs to a third party.
Legal proceedings or third-party claims of intellectual property infringement and other challenges may require Pulmatrix to spend substantial time and money and could prevent it from developing or commercializing its product candidates.
Pulmatrix’s commercial success also depends upon its ability, and the ability of any third party with which it may partner, to develop, manufacture, market and sell its product candidates and/or products, if approved, and use its patent-protected technologies without infringing the patents of third parties. There is considerable patent litigation in the pharmaceutical industry. As the pharmaceutical industry expands and more patents are issued, Pulmatrix faces increased risks that there may be patents issued to third parties that relate to its product candidates and technology of which it is not aware or that it must challenge to continue its operations as currently contemplated.
Pulmatrix may not have identified all patents, published applications or published literature that affect its business either by blocking its ability to commercialize its products or product candidates, by preventing the patentability of one or more aspects of its products or product candidates to it or its licensors, or by covering the same or similar technologies that may affect its ability to market its products and product candidates. For example, Pulmatrix (or the licensor of a product or product candidate to it) may not have conducted a patent clearance search sufficient to identify potentially obstructing third-party patent rights. Moreover, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, or the USPTO, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside of the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Pulmatrix cannot be certain that it or its licensors were the first to invent, or the first to file, patent applications covering its products and candidates. Pulmatrix also may not know if its competitors filed patent applications for technology covered by its pending applications or if it were the first to invent the technology that is the subject of its patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with its patents.
The development, manufacture, use, offer for sale, sale or importation of Pulmatrix’s product candidates may therefore infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to Pulmatrix, and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty or other mechanisms. Pulmatrix may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to Pulmatrix of any intellectual property litigation or other infringement proceeding, even if resolved in its favor, could be substantial. Some of Pulmatrix’s competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation, continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on Pulmatrix’s ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, Pulmatrix is unable to guarantee that it will be able to manufacture, use, offer for sale, sell or import its therapeutic candidates in the event of an infringement action.
In the event of patent infringement claims, or to avoid potential claims, Pulmatrix may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if Pulmatrix were able to obtain a license, the rights may be non-exclusive, which could potentially limit its competitive advantage. Ultimately, Pulmatrix could be prevented from commercializing a product candidate or be forced to cease some aspect of its business operations if, as a result of actual or threatened patent infringement or other claims, it is unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm Pulmatrix’s business significantly.
Pulmatrix may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.
In addition to infringement claims against Pulmatrix, it may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference, re-examination inter partes review, or post grant review proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to Pulmatrix’s therapeutic candidates, as well as other disputes regarding intellectual property rights with development and/or commercialization partners, or others with whom Pulmatrix has contractual or other business relationships. Post-issuance oppositions are not uncommon and Pulmatrix or its development and/or commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that Pulmatrix may not prevail, which could harm its business significantly.
Obtaining and maintaining patent protection depends on compliance with various procedures and other requirements, and Pulmatrix’s patent protection could be reduced or eliminated in case of non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the relevant patent agencies in several stages over the lifetime of the patents and/or applications. The relevant patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which the failure to comply with the relevant requirements can result in the abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Pulmatrix’s competitors might be able to use its technologies and know-how which could have a material adverse effect on its business, prospects, financial condition and results of operation.
If Pulmatrix fails to comply with its obligations under its license agreements, it could lose the rights to intellectual property that is important to its business.
Pulmatrix’s current license agreements impose various development obligations, payment of royalties and fees based on achieving certain milestones as well as other obligations. If Pulmatrix fails to comply with its obligations under these agreements, the licensor may have the right to terminate the license. In addition, if the licensor fails to enforce its intellectual property, the licensed rights may not be adequately maintained. The termination of any license agreements or failure to adequately protect such license agreements could prevent Pulmatrix from commercializing its product candidates or possible future products covered by the licensed intellectual property. Any of these events could materially adversely affect Pulmatrix’s business, prospects, financial condition and results of operation.
Pulmatrix may be subject to damages resulting from claims that it or its employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Pulmatrix’s employees may have been previously employed at other companies in the industry, including its competitors or potential competitors. Although Pulmatrix is not aware of any claims currently pending against it, it may be subject to claims that these employees or it have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of the former employers of its employees. Litigation may be necessary to defend against these claims. Even if Pulmatrix is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If Pulmatrix fails in defending such claims, in addition to paying money claims, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Pulmatrix’s ability to commercialize products, which would materially adversely affect its commercial development efforts.

Risks Related to Pulmatrix Common Stock
The price of Pulmatrix common stock is subject to fluctuation and has been and may continue to be volatile.
The stock market in general, and Nasdaq in particular, as well as biotechnology companies, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. The market price of Pulmatrix common stock may fluctuate as a result of, among other factors:
•	the announcement of new products, new developments, services or technological innovations by Pulmatrix or its competitors;
•	actual or anticipated quarterly increases or decreases in revenue, gross margin or earnings, and changes in Pulmatrix’s business, operations or prospects;
•	announcements relating to strategic relationships, mergers, acquisitions, partnerships, collaborations, joint ventures, capital commitments, or other events by it or its competitors;
•	conditions or trends in the biotechnology and pharmaceutical industries;
•	changes in the economic performance or market valuations of other biotechnology and pharmaceutical companies;
•
general market conditions or domestic or international macroeconomic and geopolitical factors unrelated to its performance or financial condition (including, for example, the coronavirus outbreak, the conflicts in Ukraine and Israel, supply chain and recent inflationary pressures);

•	purchase or sale of its common stock by stockholders, including executives and directors;
•	volatility and limitations in trading volumes of its common stock;
•	its ability to obtain financings to conduct and complete research and development activities including, but not limited to, its human clinical trials, and other business activities;
•	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of its planned preclinical and clinical trials;
•	ability to secure resources and the necessary personnel to conduct clinical trials on its desired schedule;
•	failures to meet external expectations or management guidance;
•	changes in its capital structure or dividend policy, future issuances of securities, sales or distributions of large blocks of its common stock by stockholders;
•	its cash position;
•	announcements and events surrounding financing efforts, including debt and equity securities;
•	its inability to enter into new markets or develop new products;
•	reputational issues;
•	analyst research reports, recommendations and changes in recommendations, price targets, and withdrawals of coverage;
•	departures and additions of key personnel;
•	disputes and litigation related to intellectual property rights, proprietary rights, and contractual obligations;
•	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and
•	other events or factors, many of which may be out of Pulmatrix’s control.
In addition, if the market for stocks in Pulmatrix’s industry or industries related to its industry, or the stock market in general, experiences a loss of investor confidence, the trading price of its common stock could fluctuate or decline for reasons unrelated to its business, financial condition and results of operations. If any of the foregoing occurs, it could cause Pulmatrix stock price to fall and may expose it to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and Pulmatrix’s management may be required to devote substantial time to compliance matters.
As a publicly traded company, Pulmatrix incurs significant additional legal, accounting and other expenses. The obligations of being a public reporting company require significant expenditures, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and The Nasdaq Capital Market. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and corporate governance practices, among many other complex rules that are often difficult and time consuming to implement, monitor and maintain compliance with. Moreover, despite reforms made possible by the Jumpstart Our Business Startups Act of 2012, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly as Pulmatrix is no longer an “emerging growth company.”
In addition, these rules and regulations make it more difficult and more expensive for Pulmatrix to obtain director and officer liability insurance. Compliance with such requirements also places demands on management’s time and attention.
In the foreseeable future, Pulmatrix does not intend to pay cash dividends on shares of its common stock, except the potential Cash Dividend in connection with the Merger, so any investor gains will be limited to the value of its shares.
Pulmatrix has not paid dividends to its stockholders since inception. Pursuant to the terms of the Merger Agreement, and if the proposals described in this proxy statement/prospectus are approved and if Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below, then Pulmatrix expects to declare and pay the Cash Dividend. The Cash Dividend will be up to an amount equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Closing Pulmatrix Net Cash will exceed the Cash Dividend Amount, provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the Cash Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Parent Net Cash in excess of $7,000,000. There is no guarantee that the Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders. Pulmatrix does not currently anticipate declaring or paying any other cash dividends on its capital stock in the foreseeable future.
Pulmatrix may be at risk of securities class action litigation.
Pulmatrix may be at risk of securities class action litigation. This risk is especially relevant due to Pulmatrix’s dependence on positive clinical trial outcomes and regulatory approvals. In the past, biotechnology and pharmaceutical companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If Pulmatrix faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business and result in a decline in the market price of its common stock.
In the event that Pulmatrix fails to satisfy any of the listing requirements of Nasdaq, its common stock may be delisted, which could affect its market price and liquidity.
Pulmatrix common stock is listed on Nasdaq. For continued listing on Nasdaq, Pulmatrix will be required to comply with the continued listing requirements, including the minimum market capitalization standard, the minimum stockholders’ equity requirement, the corporate governance requirements and the minimum closing bid price requirement, among other requirements. In the event that Pulmatrix fails to satisfy any of the listing requirements of Nasdaq, its common stock may be delisted. If its securities are delisted from trading on the Nasdaq Stock Market, and it is not able to list its securities on another exchange or to have them quoted on the Nasdaq Stock Market, its securities could be quoted on the OTC Markets. As a result, Pulmatrix could face significant adverse consequences including:
•	a limited availability of market quotations for its securities;

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a determination that its common stock is a “penny stock,” which would require brokers trading in its common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form S-3 or obtain additional financing in the future).
Pulmatrix is likely to issue additional equity securities in the future, which are likely to result in dilution to existing investors.
Pulmatrix may seek the additional capital necessary to fund its operations through public or private equity offerings, debt financings, and collaborative and licensing arrangements. To the extent Pulmatrix raises additional capital by issuing equity securities, including in a debt financing where it issues convertible notes or notes with warrants and any shares of its common stock to be issued in a private placement, its stockholders may experience substantial dilution. Pulmatrix may, from time to time, sell additional equity securities in one or more transactions at prices and in a manner it determines. If Pulmatrix sells additional equity securities, existing stockholders may be materially diluted. In addition, new investors could gain rights superior to existing stockholders, such as liquidation and other preferences. In addition, the exercise or conversion of outstanding options or warrants to purchase shares of capital stock may result in dilution to Pulmatrix stockholders upon any such exercise or conversion.
In addition, as of March 14, 2025, 963,666 shares remained available to be awarded under Pulmatrix’s Amended and Restated 2013 Employee, Director and Consultant Equity Incentive Plan (the “Pulmatrix Incentive Plan”). Further, an aggregate of 34,046 shares of Pulmatrix common stock could be delivered upon the exercise or conversion of outstanding stock options or restricted stock units under the Pulmatrix Incentive Plan and other equity incentive plans it previously assumed. Pulmatrix may also issue additional options, warrants and other types of equity in the future as part of stock-based compensation, capital raising transactions, technology licenses, financings, strategic licenses or other strategic transactions. To the extent these options are exercised, existing stockholders would experience additional ownership dilution. In addition, the number of shares available for future grant under Pulmatrix’s equity compensation plans may be increased in the future, as its equity compensation plan contains an “evergreen” provision, pursuant to which additional shares may be authorized for issuance under the plan each year.
Pulmatrix currently takes advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in Pulmatrix common stock being less attractive to investors.
Pulmatrix has a public float of less than $250 million and therefore qualifies as a smaller reporting company under the rules of the SEC. As a smaller reporting company, Pulmatrix is able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in its SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze Pulmatrix’s results of operations and financial prospects. Pulmatrix cannot predict if investors will find its common stock less attractive if Pulmatrix relies on these exemptions. If some investors find Pulmatrix’s common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. Pulmatrix may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once Pulmatrix has a public float greater than $250 million. In that event, Pulmatrix could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.
Anti-takeover provisions under Delaware corporate law may make it difficult for Pulmatrix stockholders to replace or remove its board of directors and could deter or delay third parties from acquiring it, which may be beneficial to its stockholders.
Pulmatrix is subject to the anti-takeover provisions of Delaware law, including Section 203 of the General Corporation Law of Delaware (the “DGCL”). Under these provisions, if anyone becomes an “interested stockholder,” Pulmatrix may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203 of the DGCL, “interested stockholder” means, generally, someone owning 15% or more of Pulmatrix’s outstanding voting stock or an affiliate that owned 15% or more of its outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203 of the DGCL.

Protective provisions in the Pulmatrix Charter and the Pulmatrix Bylaws could prevent a takeover which could harm Pulmatrix stockholders.
The Pulmatrix Charter and Pulmatrix Bylaws contain a number of provisions that could impede a takeover or prevent Pulmatrix from being acquired, including, but not limited to, a classified board of directors and limitations on the ability of its stockholders to remove a director from office without cause. Each of these charter and bylaw provisions give the Pulmatrix board of directors the ability to render more difficult or costly the completion of a takeover transaction that its stockholders might view as being in their best interests.
Risks Related to Cullgen
Risks Related to Cullgen’s Business, Cullgen’s Financial Condition and Capital Requirements
Cullgen is a clinical-stage biopharmaceutical company and has incurred significant losses since its inception, and Cullgen expects to incur losses for the foreseeable future. Cullgen has no products approved for commercial sale, has never generated revenue from product sales, and may never achieve or maintain profitability.
Cullgen is a clinical stage biopharmaceutical company and will need to raise substantial additional capital to continue to fund its operations in the future. Cullgen based its estimates on assumptions that may prove to be wrong, and could exhaust its available financial resources sooner than it currently anticipates.
Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Cullgen has incurred significant operating losses since inception. For the years ended December 31, 2024 and 2023, Cullgen reported a net loss of $1.2 million and a net loss of $7.4 million, respectively. As of December 31, 2024, Cullgen had an accumulated deficit of $106.6 million. Cullgen expects to continue to incur significant operating losses for the foreseeable future, particularly as Cullgen conducts preclinical studies, clinical trials of, and seeks regulatory approval for CG001419 and CG009301, and advances discovery efforts with respect to any future product candidates. Cullgen expects to invest significant funds into the research and development of its current product candidates to advance to potential regulatory approval. To become and remain profitable, Cullgen must succeed in developing and eventually commercializing products that generate significant revenue. Cullgen may never succeed in these activities and, even if Cullgen does, Cullgen may never generate revenue that is sufficient to achieve profitability.
Cullgen expects to continue to incur significant expenses and increasing operating losses for the foreseeable future and its expenses will increase substantially if and as it:
•	continues the clinical development of Cullgen’s most advanced product candidate, CG001419, and other product candidate, CG009301;
•	continues efforts to discover and develop new product candidates;
•	establishes clinical and commercial-scale cGMP capabilities through third-party manufacturing facilities;
•	initiates additional preclinical and nonclinical studies or clinical trials for its product candidates;
•	seeks regulatory and marketing approvals for its product candidates;
•	establishes a sales, marketing, and distribution infrastructure to commercialize any products for which it may obtain marketing approval and market for itself;
•	seeks to maintain, protect, and expand its intellectual property portfolio; and
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experiences any delays or encounters issues with the development and potential regulatory approval of its clinical trials and product candidates, such as safety issues, manufacturing delays, clinical trial accrual delays, longer follow-up for planned studies or trials, additional major studies or trials, or supportive trials necessary to support marketing approval.

Cullgen will require additional funding in order to complete development of its product candidates and commercializes its products, if approved. Additional funding may not be available on acceptable terms, or at all. If Cullgen is unable to raise capital when needed, it could be forced to delay, reduce, or eliminate its product development programs and other operations.
Based on Cullgen’s current business plans, Cullgen estimates that its existing cash and cash equivalents and investments will enable Cullgen to fund its operating expenses into the second half of 2026. Cullgen has based this estimate on assumptions that may prove to be wrong, and it could use its capital resources sooner than it currently expects, requiring Cullgen to seek additional funds sooner than planned through private equity or debt financings or other sources, such as strategic collaborations. In addition, Cullgen may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans. Attempting to secure additional financing may divert Cullgen’s management from its day-to-day activities, which may materially and adversely affect the development of its product candidates. Cullgen’s ability to raise additional funds will depend on financial, economic, and market conditions and other factors, over which Cullgen may have no or limited control. Additional funds may not be available when Cullgen needs them, on terms that are acceptable to Cullgen or at all.
Raising additional capital may cause dilution to Cullgen’s existing stockholders, restrict its operations, or require Cullgen to relinquish rights to its technologies or product candidates.
If Cullgen raises additional capital through the sale of equity or convertible debt securities, the ownership interests of existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect Cullgen existing stockholders’ rights as holders of Cullgen common stock. In addition, the possibility of such issuance may cause the value of Cullgen common stock to decline. Debt financing, if available, may result in increased fixed payment obligations and involve agreements that include covenants limiting or restricting Cullgen’s ability to take certain actions, such as incurring additional debt, making capital expenditures, making additional product acquisitions, or declaring dividends, which could materially and adversely impact Cullgen’s ability to conduct its business.
If Cullgen raises additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Cullgen may be required to relinquish valuable rights to its research programs or product candidates or grant licenses on terms that may not be favorable to Cullgen. If Cullgen is unable to raise additional funds through equity or debt financings or other arrangements with third parties when needed, it may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to third parties to develop and market product candidates that Cullgen would otherwise prefer to develop and market itself.
Cullgen’s ability to compete depends on retaining its key personnel and recruiting additional qualified personnel.
Cullgen’s success depends upon the continued contributions of its key management, scientific, and technical personnel, many of whom have been instrumental for Cullgen and have substantial experience with its product candidates, uSMITE™ platform and related technologies. Although Cullgen has employment agreements with certain of its key employees, including its Chief Executive Officer, these employment agreements provide for at-will employment, which means that any of Cullgen’s employees could leave its employment at any time, with or without notice.
In the future, Cullgen expects to experience periods of growth in the number of its employees and the scope of Cullgen’s operations, particularly in the areas of drug development, clinical operations, business development, manufacturing, regulatory affairs, quality assurance, human resources, legal, accounting and finance, and, ultimately, sales and marketing. The competition for qualified personnel in the biotechnology and pharmaceutical industries is intense, and Cullgen’s future success depends upon its ability to attract, retain, and motivate highly skilled scientific, technical, and managerial employees. If Cullgen’s recruitment and retention efforts are unsuccessful, when needed, in the future, it may be difficult for Cullgen to implement its business strategy, which could have a material adverse effect on Cullgen’s business.
To manage any future growth, Cullgen must continue to implement and improve its managerial, operational, and financial systems, and expand its facilities. Due to Cullgen’s limited financial resources, Cullgen may not be able to effectively manage the expansion of its operation systems and facilities. These activities may lead to significant costs and may divert Cullgen’s management and other resources. Any inability to manage growth could delay the execution of Cullgen’s business plans or disrupt its operations.
In addition, Cullgen is a small company with limited resources and its business prospects are uncertain. For some or all of the foregoing reasons, Cullgen may not be able to recruit all of the management, technical, and other personnel that Cullgen requires or Cullgen may be unable to retain all of its existing personnel. In such event, Cullgen may be required to limit its growth and expansion efforts and Cullgen’s business and financial results may suffer.

Cullgen’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.
Since its inception in 2018, Cullgen has devoted a significant portion of its resources to developing its product candidates, its other research and development efforts, building its intellectual property portfolio, raising capital, and providing general and administrative support for these operations. Cullgen has not yet demonstrated its ability to successfully complete clinical trials (including Phase 3 or other pivotal clinical trials), obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third-party to do so on Cullgen’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Additionally, Cullgen expects its financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond Cullgen’s control. Consequently, any predictions you or Cullgen may make about Cullgen’s future success or viability may not be as accurate as they could be if Cullgen had a longer operating history.
Cullgen’s future growth may depend, in part, on its ability to operate in foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties.
Cullgen’s future growth may depend, in part, on its ability to develop and commercialize its product candidates in foreign markets for which it may rely on collaboration with third parties. Cullgen is not permitted to market or promote any of its product candidates before it receives regulatory approval from the applicable foreign regulatory authority, and may never receive such regulatory approval for any of its product candidates. To obtain separate regulatory approval in many other countries, Cullgen must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of its product candidates, and Cullgen cannot predict success in these jurisdictions. If Cullgen fails to comply with the regulatory requirements in international markets and receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected. Moreover, even if Cullgen obtains approval of its product candidates and ultimately commercializes its product candidates in foreign markets, Cullgen would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.
Risks Related to the Discovery and Development of Cullgen’s Product Candidates
Cullgen is early in its development efforts. If Cullgen is unable to advance its product candidates through clinical development, develop, obtain regulatory approval for and commercialize its product candidates or experiences significant delays in doing so, Cullgen’s business may be materially harmed.
Cullgen is in the early stages of clinical development for its most advanced product candidate, CG001419, with two Phase 1 clinical trials underway, and initiated a Phase 1 clinical trial for its other product candidate, CG009301, in April 2025, and risk of failure is high. Cullgen has invested substantially all of its efforts and financial resources in building its uSMITE™ platform, in the identification and preclinical development of Cullgen’s current product candidates and in the conduction of, preparation for and initiation of Phase 1 clinical trials for Cullgen’s product candidates. Cullgen’s ability to generate revenue from product sales, which Cullgen does not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of Cullgen’s product candidates. The success of Cullgen’s product candidates will depend on several factors, including the following:
•	sufficiency of Cullgen’s financial and other resources;
•	successful completion of pre-clinical studies;
•	successful submission of investigation new drug applications (“INDs”) or clinical trial applications and initiation of clinical trials;
•	successful patient enrollment in, and completion of, clinical trials;
•	receipt and related terms of marketing approvals from applicable regulatory authorities;
•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for Cullgen’s product candidates as well as obtaining relevant exclusivity extensions;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of Cullgen’s product candidates;
•	achieving desirable therapeutic properties for Cullgen’s product candidates’ intended indications;
•	establishing sales, marketing and distribution capabilities and launching commercial sales of Cullgen’s products, if and when approved, whether alone or in collaboration with others;
•	receiving and maintaining acceptance of Cullgen’s products, if and when approved, by patients, the medical community and third-party payors;
•	obtaining and maintaining third-party coverage and adequate reimbursement;
•	establishing a continued acceptable safety profile of Cullgen’s product candidates and maintaining such a profile following approval; and
•	effectively competing with other therapies.
If Cullgen does not successfully achieve one or more of these factors in a timely manner, or at all, Cullgen could experience significant delays or an inability to successfully commercialize its product candidates, which could materially harm Cullgen’s business. Moreover, if Cullgen does not receive regulatory approvals, it may not be able to continue Cullgen’s operations.
Cullgen’s approach to the discovery and development of product candidates through its uSMITE™ platform and DACs is unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing any products.
Treating diseases using targeted protein degradation is a relatively new treatment modality. Cullgen’s future success depends on the successful development of this therapeutic approach. Very few small molecule product candidates designed to control cellular protein levels, such as Cullgen’s TRK and GSPT1 degraders, have been tested in humans, none have been approved in the United States, and the data underlying the feasibility of developing these therapeutic products is both preliminary and limited. Discovery and development of targeted protein degraders that harness ligases to degrade protein targets have been impeded largely by the complexities and limited understanding of the functions, biochemistry and structural biology of E3 ligases as well as by challenges of engineering compounds that promote protein-protein interactions.
Cullgen is in the early stages of clinical development of CG001419 and currently has limited safety data of CG001419 in humans. Although Cullgen’s product candidates have produced observable results in animal studies, these product candidates may not demonstrate the same chemical and pharmacological properties in humans, and may interact with human biological systems in unforeseen, ineffective or harmful ways. As such, there may be adverse effects from treatment with any of Cullgen’s current or future product candidates that Cullgen cannot predict at this time.
Additionally, the regulatory approval process for novel product candidates such as Cullgen’s can be more expensive and take longer than for other, better-known or extensively-studied product candidates. Although other companies are also developing therapeutics based on targeted protein degradation, no regulatory authority has granted approval for any such therapeutic. As a result of these factors, it is more difficult for Cullgen to predict the time and cost of targeted protein degrader product candidate development, and Cullgen cannot predict whether targeted protein degradation will result in the development and marketing approval of any products. Any development problems Cullgen experiences in the future related to any of Cullgen’s targeted protein degrader research programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Advancing Cullgen’s targeted protein degrader product candidates creates significant challenges for Cullgen, including:
•	educating medical personnel regarding the potential efficacy and safety benefits, as well as the challenges, of incorporating Cullgen’s product candidates, if approved, into treatment regimens; and
•	establishing the sales and marketing capabilities to gain market acceptance, if approved.
Any of these factors may prevent Cullgen from completing its preclinical studies or any clinical trials that Cullgen is conducting or may initiate, or from commercializing any targeted protein degrader product candidates Cullgen may develop on a timely or profitable basis, if at all.

Product development is a lengthy and expensive process, with an uncertain outcome. Cullgen may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of Cullgen’s product candidates.
Cullgen’s product candidates are in the early stages of clinical development and their risk of failure is high. Cullgen is unable to predict when or if any of its product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, Cullgen must conduct extensive clinical trials to demonstrate the safety and efficacy of its product candidates in humans.
Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. A failure of one or more clinical trials can occur at any stage of testing. Clinical trials may produce negative or inconclusive results, and Cullgen or any future collaborators may decide, or regulators may require Cullgen, to conduct additional clinical trials or preclinical studies. Cullgen will be required to demonstrate with substantial evidence through adequate and well-controlled clinical trials that Cullgen’s product candidates are safe and effective for use in treating specific conditions in order to obtain marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that any future larger registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate safety and efficacy to the satisfaction of the FDA, the National Medical Products Administration (“NMPA”) in China and comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Product candidates that have shown promising results in preclinical studies and early-stage clinical trials may still suffer significant setbacks in subsequent larger registration clinical trials. Additionally, the outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later-stage clinical trials.
Cullgen may experience numerous unforeseen events during, or as a result of, clinical trials, that could delay or prevent Cullgen’s ability to receive marketing approval or commercialize Cullgen’s product candidates, including:
•	Cullgen may experience delays in reaching, or may fail to reach, a consensus with regulators on trial design;
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the supply or quality of Cullgen’s product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing and delivery of product candidates to the clinical sites by Cullgen or by third parties with whom Cullgen has contracted to perform certain of those functions;

•	Cullgen may experience delays in reaching, or may fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
•	regulators or institutional review boards (“IRBs”) may not authorize Cullgen or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•	Cullgen may receive feedback from regulatory authorities that requires Cullgen to modify the design of its clinical trials;
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Cullgen may experience difficulty in designing clinical trials and in selecting endpoints for diseases that have not been well-studied and for which the natural history and course of the disease is poorly understood;

•	the selection of certain clinical endpoints may require prolonged periods of clinical observation or analysis of the resulting data;
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the number of patients required for clinical trials of Cullgen’s product candidates may be larger than Cullgen anticipates, enrollment in these clinical trials may be slower than Cullgen anticipates or participants may drop out of these clinical trials at a higher rate than Cullgen anticipates;

•	Cullgen’s product candidates may have undesirable side effects or other unexpected characteristics, causing Cullgen or its investigators, regulators or IRBs to suspend or terminate the trials;
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Cullgen may have to suspend or terminate clinical trials of Cullgen’s product candidates for various reasons, including a partial or full clinical hold based on a finding that Cullgen’s product candidates have undesirable side effects or other unexpected characteristics, or that the participants are being exposed to unacceptable health risks;

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the data collected from clinical trials of Cullgen’s product candidates may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and Cullgen may be required to conduct additional clinical trials;

•	Cullgen’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Cullgen in a timely manner, or at all;
•	regulators or IRBs may require that Cullgen or its investigators suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements;
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clinical trials of Cullgen’s product candidates may produce negative or inconclusive results, and Cullgen may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs;

•	the cost of clinical trials of Cullgen’s product candidates may be greater than it anticipate;
•	the supply or quality of Cullgen’s product candidates or other materials necessary to conduct clinical trials of Cullgen’s product candidates may be insufficient or inadequate;
•	regulators may revise the requirements for approving Cullgen’s product candidates, or such requirements may not be as Cullgen anticipates;
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any future collaborators that conduct clinical trials may face any of the above issues and may also conduct clinical trials in ways they view as advantageous to them but that are suboptimal for Cullgen; and

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disruptions caused by macroeconomic, political and market conditions, including supply chain disruptions, may increase the likelihood that Cullgen encounters such difficulties or delays in initiating, enrolling, conducting or completing Cullgen’s planned and ongoing clinical trials.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Cullgen does not know whether any clinical trials Cullgen may conduct will demonstrate consistent or adequate safety and efficacy sufficient to obtain marketing approval for Cullgen’s product candidates.
If Cullgen is required to conduct additional clinical trials or other testing of Cullgen’s product candidates beyond those that it currently contemplates, if Cullgen is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Cullgen may:
•	be delayed in obtaining regulatory approval for Cullgen’s product candidates;
•	not obtain regulatory approval at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements or changes in the way the product is administered; or
•	have the product removed from the market after obtaining marketing approval.
Cullgen’s product development costs also will increase if Cullgen experiences delays in preclinical studies or clinical trials or in obtaining marketing approvals. Cullgen does not know whether any of its preclinical studies or clinical trials will continue or begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which Cullgen may have the exclusive right to commercialize Cullgen’s product candidates, or could allow Cullgen’s competitors to bring products to market before Cullgen does and impair Cullgen’s ability to successfully commercialize its product candidates, which may harm Cullgen’s business, results of operations, financial condition and prospects.
Further, cancer therapies sometimes are characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for third-line or later use, meaning for use after two or more other treatments have failed. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, immunotherapy, radiation therapy, surgery, targeted therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy was ineffective. For patients with cancer, Cullgen’s current and planned clinical trials for its product candidates CG001419 and CG009301 are and will be with patients who have received one or more prior treatments. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, Cullgen may seek approval potentially as a first-line therapy, but any product candidates Cullgen develops, even if approved, may not be approved for first-line therapy, and, prior to any such approvals, Cullgen may have to conduct additional clinical trials.
If serious adverse events, undesirable side effects or unexpected characteristics are identified during the development of any product candidates Cullgen may develop, Cullgen may need to abandon or limit its further clinical development of those product candidates.
Cullgen has recently begun to evaluate its most advanced product candidate in human clinical trials, and there have been very few clinical trials to date involving small molecule product candidates designed to control cellular protein levels through targeted protein degradation. It is impossible to predict when or if any product candidates Cullgen may develop will prove safe in humans. There is a limited safety data set for the effects of CG001419 and CG009301 in animals. There can be no assurance that Cullgen’s current product candidates or any future product candidate will not cause undesirable side effects. Unforeseen side effects from Cullgen’s product candidates could arise at any time during preclinical or clinical development.
A potential risk in any protein modulation product is that healthy proteins or proteins not targeted for modulation will be modulated or that the modulation of the targeted protein in itself could cause adverse events, undesirable side effects or unexpected characteristics. It is possible that healthy proteins or proteins not targeted for modulation could be modulated by Cullgen’s product candidates in any of Cullgen’s current or future preclinical studies or clinical trials. There also is the potential risk of delayed adverse events following treatment with Cullgen’s product candidates.
If any product candidates Cullgen develops are associated with serious adverse events or undesirable side effects, or have characteristics that are unexpected, including in preclinical studies, Cullgen may need to abandon their development or limit development to certain uses or subpopulations in which the adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, any of which would have a material adverse effect on Cullgen’s business, financial condition, results of operations and prospects. For example, increased bleeding risk and cardiac arrhythmia such as atrial fibrillation have been reported side effects of approved TRK inhibitors. In addition, although previous third party clinical trials have demonstrated targeting TRK has the potential to alleviate pain, previous attempts to clinically modulate TRK activity have encountered safety and tolerability issues that have impaired their development. Furthermore, CG009301 could activate the immune response to unsafe levels and may have the potential to induce hypercytokinemia, or cytokine storm, which is the overstimulation of immune cells and subsequent overproduction of their activating compounds. Many product candidates that initially showed promise in early-stage testing for treating cancer or other diseases later have been found to cause side effects that prevented further clinical development of the product candidates or limited their competitiveness in the market. In addition, although opioids are highly effective analgesics, they are associated with a high risk of dependency. Because of the high risk of dependency, treatment guidelines recommend limiting the use of opioids and direct clinicians to prescribe other analgesics, such as NSAIDs, which may not be as effective for many types of acute and chronic pain. No new non-NSAID, non-opioid therapies have been approved by the FDA for the treatment of acute pain in the last 25 years.
The results of preclinical studies and early-stage clinical trials may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained in later-stage trials or when these trials are completed.
The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials Cullgen commences may not be predictive of the results of the later-stage clinical trials or when these trials are completed. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. In particular, the small number of patients in Cullgen’s planned early clinical trials may make the results of these trials less predictive of the outcomes of later clinical trials. For example, even if successful, the results of Cullgen’s Phase 1 clinical trials for CG001419 and CG009301 may not be predictive of the results of further clinical trials of these product candidates or any of Cullgen’s other product candidates. Moreover, preclinical and clinical data often are susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain marketing approval of their products. Cullgen’s future clinical trials may not ultimately be successful or support further clinical development of any of Cullgen’s product candidates. There is a high failure rate for product candidates proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving encouraging results in earlier studies and clinical trials. Any such setbacks in Cullgen’s clinical development could materially harm Cullgen’s business, results of operations, financial condition and prospects.
Interim top-line and preliminary data from Cullgen’s current and planned clinical trials that Cullgen announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, Cullgen may publish interim top-line or preliminary data from its current and planned clinical trials. Interim data from clinical trials that Cullgen may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Cullgen previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm Cullgen’s reputation, business, results of operations, financial condition and prospects.
If Cullgen experiences delays or difficulties in enrolling patients in clinical trials, Cullgen’s receipt of necessary marketing approvals could be delayed or prevented.
Cullgen may not be able to initiate or continue clinical trials for its product candidates if Cullgen is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, NMPA or comparable foreign regulatory authorities. In particular, Cullgen is currently conducting a Phase 1 clinical trial for its most advanced product candidate, CG001419, for the treatment of solid tumors, expects to report data from a second Phase 1 trial for CG001419 in patients with acute post-operative pain in the fourth quarter of 2025, and has initiated a Phase 1 clinical trial of CG009301 for the treatment of AML in April 2025. Cullgen cannot predict how difficult it will be to enroll patients for these trials. Therefore, Cullgen’s ability to identify and enroll eligible patients for its CG001419 and CG009301 clinical trials may be limited or may result in slower enrollment than Cullgen anticipates. In addition, some of Cullgen’s competitors have ongoing clinical trials for product candidates that treat the same indications as Cullgen’s product candidates, and patients who otherwise would be eligible for Cullgen’s current and planned clinical trials instead may enroll in clinical trials of Cullgen’s competitors’ product candidates. Moreover, the size of the relevant patient populations for the oncology indications that Cullgen’s current product candidates target is small, and as more companies begin to focus attention and resources on product candidates to treat the same indications as Cullgen’s product candidates, Cullgen may experience delays or be unable to successfully recruit and enroll a sufficient number of eligible patients in Cullgen’s clinical trials. Patient enrollment is affected by other factors including:
•	the severity of the disease under investigation;
•	the size of the patient population and process for identifying patients;
•	the availability and efficacy of approved medications for the disease under investigation;
•	the eligibility criteria for the trial in question;
•	the perceived risks and benefits of the product candidates under study;
•	the efforts to facilitate timely enrollment in clinical trials;
•	physicians’ attitudes and practices with respect to clinical trial enrollment;
•	the burden on patients due to inconvenient procedures;
•	the ability to monitor patients adequately during and after treatment; and
•	the proximity and availability of clinical trial sites for prospective patients.

Cullgen’s inability to enroll a sufficient number of patients for its current or planned clinical trials would result in significant delays and could require Cullgen to abandon one or more clinical trials altogether. Enrollment delays in Cullgen’s current or planned clinical trials may result in increased development costs for Cullgen’s product candidates, which would cause the value of Cullgen’s company to decline and limit Cullgen’s ability to obtain additional financing.
Cullgen may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because Cullgen has limited financial resources, Cullgen focuses on research programs and product candidates that Cullgen identifies for specific indications. As a result, Cullgen may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Cullgen’s resource allocation decisions may cause Cullgen to fail to capitalize on viable commercial products or profitable market opportunities. Cullgen’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If Cullgen does not accurately evaluate the commercial potential or target market for a particular product candidate, Cullgen may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Cullgen to retain sole development and commercialization rights to such product candidate.
The manufacture of drugs is complex, and Cullgen and its third-party manufacturers are early in Cullgen’s manufacturing efforts.
Cullgen has established manufacturing relationships with a limited number of suppliers to manufacture raw materials and the drug substance of any product candidate for which Cullgen is currently pursuing, or may in the future pursue, preclinical or clinical development. The actual cost to manufacture and process Cullgen’s product candidates could be greater than Cullgen expects and could materially and adversely affect the commercial viability of Cullgen’s product candidates. Cullgen or any of its third-party manufacturers may encounter difficulties in production, including contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If Cullgen or any of its third-party manufacturers encounter such difficulties, Cullgen’s ability to provide supply of its current or future product candidates for clinical trials, Cullgen’s ability to obtain regulatory approval or Cullgen’s ability to provide supply of Cullgen’s product candidates for patients, if approved, could be delayed or stopped. There can be no assurance that Cullgen can address any issues resulting in any future partial or full clinical hold in a timely manner or at all, and Cullgen may incur additional expenses in connection with its efforts to address a partial or full clinical hold or advance Cullgen’s clinical programs.
Cullgen may not be successful in its efforts to identify or discover additional potential product candidates.
A key element of Cullgen’s strategy is to expand its portfolio of product candidates for in-house development through investments in Cullgen’s drug discovery programs, including those that are based on ligands to novel E3 ligases discovered through the uSMITE™ platform and DACs. Cullgen’s research programs initially may show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:
•	the research methodology used may not be successful in identifying potential product candidates;
•
potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval or achieve market acceptance; or

•	potential product candidates may not be effective in treating their targeted diseases.
Research programs to identify new product candidates require substantial technical, financial and human resources. Cullgen may choose to focus its efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. If Cullgen is unable to identify suitable product candidates for preclinical and clinical development, Cullgen will not be able to obtain revenues from the sale of products in future periods, which likely would result in significant harm to Cullgen’s financial position.

Cullgen may not be successful in its efforts to expand the breadth of Cullgen’s uSMITE™ platform.
A key element of Cullgen’s strategy is to expand the capabilities of its uSMITE™ platform and leverage its platform to discover, develop and potentially commercialize additional product candidates beyond its current portfolio to target E3 ligases that have yet to be addressed by pharmacologic agents and generate selective ligands to a prioritized subset of these ligases. These enhancements require substantial technical, financial and human resources, and may not result in the discovery or development of additional product candidates or therapies. Cullgen may pursue what Cullgen believes is a promising opportunity to leverage its platform only to discover that certain of Cullgen’s risk or resource allocation decisions were incorrect or insufficient, or that individual products or Cullgen’s science in general has technology or biology risks that were previously unknown or underappreciated. Cullgen’s strategy of pursuing the value of its uSMITE™ platform over a long time horizon and across a broad array of human diseases may not be effective. In the event material decisions in any of these areas turn out to be incorrect or sub-optimal, Cullgen may experience a material adverse impact on its business and ability to fund Cullgen’s operations and Cullgen may never realize what it believes is the potential of its uSMITE™ platform.
Cullgen faces substantial competition in an environment of rapid technological change, which may result in others discovering, developing or commercializing products before or more successfully than Cullgen does.
The development and commercialization of new drug products is highly competitive. Moreover, the biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Cullgen faces and will continue to face competition from third parties that use protein modulation, antibody therapy, adoptive cell therapy, inhibitory nucleic acid, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecule inhibitors. The competition is likely to come from multiple sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research institutions that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.
Cullgen is aware of three monovalent TPDs that have been approved by the FDA, all for the treatment of multiple myeloma, thalidomide, lenalidomide and pomalidomide. Although bifunctional TPDs have entered clinical trials, no bifunctional TPD has been approved by the FDA. Cullgen is aware of multiple efforts by biopharmaceutical companies attempting to develop therapeutics that drive targeted degradation of potential therapeutic targets. In addition, three inhibits of the kinase activity of TRK have been approved by the FDA, all for the treatment of tumors with TRK fusions that are refractory to other therapies, Larotrectinib, entrectinib and repotrectinib. Both entrectinib and repotrectinib are also approved to treat tumors with fusions to the cancer-associated gene ROS1, which encodes a protein kinase outside of the TRK family.
For the treatment of pain, opioids are highly effective analgesics, but they are associated with a high risk of dependency. However, on January 30, 2025, the FDA approved suzetrigine, a non-opioid analgesic, for the treatment of moderate to severe acute pain in adults. Suzetrigine is the first drug to be approved in this new class of non-opioid pain management medicines.
Many of Cullgen’s current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Cullgen does. Further, mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Cullgen’s competitors. Smaller or early-stage companies also may prove to be significant competitors, particularly through collaborative arrangements with large and established companies. All of these competitors also compete with Cullgen in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Cullgen’s programs. Cullgen’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products Cullgen may develop. Cullgen’s competitors also may obtain FDA, NMPA or other regulatory approval for their products more rapidly than Cullgen may obtain approval for its products, if approved, which could result in Cullgen’s competitors establishing a strong market position before Cullgen is able to enter the market. In addition, Cullgen’s ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that Cullgen is pursuing, and additional products are expected to become available on a generic basis over the coming years. If Cullgen’s product candidates are approved, Cullgen expects that they will be priced at a significant premium over competitive generic products.
If Cullgen does not achieve its projected development goals in the time frames Cullgen expects and announces, the commercialization of Cullgen’s products, if approved, may be delayed.
From time to time, Cullgen estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Cullgen sometimes refers to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings and may be associated with payments from third-party collaborators. From time to time, Cullgen may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to Cullgen’s estimates, in some cases for reasons beyond Cullgen’s control. If Cullgen does not meet these milestones as publicly announced, or at all, Cullgen’s revenue may be lower than expected, the commercialization of Cullgen’s products, if approved, may be delayed or never achieved.
Cullgen’s estimated market opportunities for its product candidates are subject to numerous uncertainties and may prove to be inaccurate. If Cullgen has overestimated the size of its market opportunities, Cullgen’s future growth may be limited.
Cullgen’s estimated addressable markets and market opportunities for Cullgen’s product candidates are based on a variety of inputs, including data published by third parties, Cullgen’s own market insights and internal market intelligence and internally generated data and assumptions. Cullgen has not independently verified any third-party information and cannot be assured of its accuracy or completeness. Market opportunity estimates, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove inaccurate. Although Cullgen believes its market opportunity estimates are reasonable, such information is inherently imprecise. In addition, Cullgen’s assumptions and estimates of market opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this proxy statement/prospectus. If this third-party or internally generated data prove to be inaccurate or if Cullgen makes errors in its assumptions based on that data, Cullgen’s actual market may be more limited than Cullgen estimates it to be. In addition, these inaccuracies or errors may cause Cullgen to misallocate capital and other critical business resources, which could harm Cullgen’s business.
Breakthrough Therapy designation by the FDA or NMPA for any product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that the product candidate will receive regulatory approval.
Cullgen may, in the future, apply for Breakthrough Therapy designation in China, the United States, or the equivalent thereof in other foreign jurisdictions (where available), for its product candidates, depending on robustness of the clinical benefit in clinical trials. Breakthrough Therapy designation is intended to facilitate the development and expedite the review of new therapies to treat serious conditions with unmet medical needs by providing sponsors with the opportunity for frequent interactions and additional drug development guidance with the FDA and its senior managers. Breakthrough Therapy designation applies to the combination of the drug candidate and the specific indication for which it is being studied. Product candidates that receive Breakthrough Therapy designation may receive more frequent interactions with the FDA regarding the product candidate’s development plan and clinical trials and may be eligible for the FDA’s rolling review. Product candidates designated as Breakthrough Therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the NDA.
Designation as a Breakthrough Therapy is within the discretion of the FDA or NMPA, as applicable. Accordingly, even if Cullgen believes that one of its product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA or NMPA may disagree and instead determine not to make such designation. Breakthrough Therapy designation may not actually benefit from faster clinical development or regulatory review or approval any sooner than other product candidates that do not have such designation, or at all. Furthermore, such a designation does not increase the likelihood that Cullgen’s product candidates, if designated, will receive regulatory approval in China or the United States, as applicable. The FDA or NMPA may also rescind Breakthrough Therapy designation if it determines that such product candidate no longer meets the relevant criteria.

Risks Related to Cullgen’s Regulatory Environment
The development and commercialization of biopharmaceutical products is subject to extensive regulation, and the regulatory approval processes of the FDA, NMPA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If Cullgen is ultimately unable to obtain regulatory approval for Cullgen’s product candidates on a timely basis, if at all, Cullgen’s business will be substantially harmed.
The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing, distribution, adverse event reporting (including the submission of safety and other post-marketing information and reports), and other possible activities relating to Cullgen’s product candidates are subject to extensive regulation by the FDA, NMPA and by comparable foreign regulatory authorities.
In addition, the FDA, NMPA or comparable foreign authorities may change the requirements for clinical development and approval, which may alter Cullgen’s clinical development plans and increase Cullgen’s costs. If the FDA or NMPA does not believe Cullgen has sufficiently demonstrated that the selected doses for Cullgen’s product candidates maximize not only the efficacy of such candidate, but the safety and tolerability as well, Cullgen’s ability to progress its clinical trials and ultimately commercialize a product candidate may be delayed and its costs may be increased.
Any regulatory approvals that Cullgen may receive for its programs will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the program, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA or NMPA may require a risk evaluation and mitigation strategy in order to approve Cullgen’s programs, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, NMPA or comparable foreign regulatory authorities approve Cullgen’s programs, Cullgen’s programs and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA, NMPA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current cGMPs and GCPs for any clinical trials that Cullgen conducts following approval.
If Cullgen or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or Cullgen, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, restrictions on Cullgen’s ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. The occurrence of any event or penalty described above may inhibit Cullgen’s ability to commercialize Cullgen’s product candidates and generate revenue and could require Cullgen to expend significant time and resources in response and could generate negative publicity.
Cullgen may not be able to meet requirements for the chemistry, manufacturing and control of Cullgen’s programs.
In order to receive approval of its products by the FDA, NMPA and comparable foreign regulatory authorities, Cullgen must show that Cullgen and its CMO partners are able to characterize, control and manufacture Cullgen’s drug products safely and in accordance with regulatory requirements. This includes manufacturing the active ingredient, developing an acceptable formulation, manufacturing the drug product, performing tests to adequately characterize the formulated product, documenting a repeatable manufacturing process, and demonstrating that Cullgen’s product candidates meet stability requirements. Meeting these chemistry, manufacturing and control requirements is a complex task that requires specialized expertise. If Cullgen and the third-party contract manufacturing organizations (“CMOs”) that are producing cGMP clinical supply of CG001419 and CG009301 are not able or continue to meet the chemistry, manufacturing and control requirements, Cullgen may not be successful in getting its products, including CG001419 and CG009301, approved.

Disruptions at the FDA, NMPA and other government agencies could negatively affect the review of Cullgen’s regulatory submissions, which could negatively impact Cullgen’s business.
The ability of the FDA, NMPA and other comparable foreign regulatory authorities to review and approve regulatory submissions can be affected by a variety of factors, including disruptions caused by government shutdowns, changes in leadership at the FDA, NMPA and/or the department of health and human services, layoffs of federal workers by the federal government, or public health crises. Such disruptions could significantly impact the ability of the FDA, NMPA or other regulatory authorities to timely review and process Cullgen’s regulatory submissions, which could have a material adverse effect on Cullgen’s business.
Cullgen’s research and development activities could be affected or delayed as a result of possible restrictions on animal testing.
Certain laws and regulations require Cullgen to test Cullgen’s compounds on animals before initiating clinical trials involving humans. To the extent the activities of animal rights groups are successful, Cullgen’s research and development activities may be interrupted, delayed, or become more expensive.
Current and future laws and regulations may increase the difficulty and cost for Cullgen, and any collaborators, to obtain marketing approval of and commercialize Cullgen’s product candidates and affect the prices Cullgen, or they, may obtain.
Heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Cullgen expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies, which could result in reduced demand for Cullgen’s product candidates or additional pricing pressures. In August 2022, President Biden signed into law the IRA, which, among other provisions, included several measures intended to lower the cost of prescription drugs and enact related healthcare reforms. Cullgen cannot be sure whether additional legislation or rulemaking related to the IRA will be issued or enacted, or what impact, if any, such changes will have on the profitability of any of Cullgen’s product candidates, if approved for commercial use, in the future.
Cullgen’s business operations and current and future relationships with healthcare professionals, principal investigators, consultants, vendors, customers, and third-party payors are subject to applicable healthcare laws, which could expose Cullgen to penalties.
Cullgen’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose Cullgen to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Cullgen conduct its operations, including how Cullgen researches, markets, sells, and distributes Cullgen’s product candidates, if approved. See the section titled “Cullgen’s Business—Government Regulation—Post Approval Requirements” in this proxy statement/prospectus for a more detailed description of the laws that may affect Cullgen’s ability to operate.
Ensuring that Cullgen’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If Cullgen’s operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to Cullgen, Cullgen may be subject to significant penalties, including civil, criminal, and administrative penalties, as well as damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits, and the curtailment or restructuring of Cullgen’s operations. Further, defending against any such actions can be costly, time-consuming, may require significant personnel resources, and may impair Cullgen’s business even if Cullgen is successful in defending against such claims. Therefore, even if Cullgen is successful in defending against any such actions that may be brought against Cullgen, Cullgen’s business may be impaired.
Cullgen’s employees, independent contractors, principal investigators, contract research organizations (“CROs”), consultants, commercial partners, suppliers, and vendors acting for Cullgen or on Cullgen’s behalf may engage in misconduct or other improper activities, including noncompliance with applicable laws and regulations.
Cullgen has adopted a code of conduct, but it is not always possible to identify and deter such misconduct, and the precautions Cullgen takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Cullgen from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.
If Cullgen fails to comply with environmental, health and safety laws and regulations, Cullgen could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Cullgen’s business.
Cullgen is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Cullgen’s operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, Cullgen may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Cullgen’s research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Cullgen is conducting and may conduct future clinical trials for its product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.
Cullgen is conducting its Phase 1 clinical trial for CG001419 in solid tumors and Phase 1 clinical trial for CG009301 in AML in China and plans to conduct its Phase 1 clinical trial for CG001419 for pain in Australia, and Cullgen may choose to conduct one or more of its future clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that Cullgen conducts outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt Cullgen’s development of the applicable product candidates. Even if the FDA accepted such data, it could require us to modify Cullgen’s planned clinical trials to receive clearance to initiate such trials in the United States or to continue such trials once initiated.
Further, conducting international clinical trials presents additional risks that may delay completion of Cullgen’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs that could restrict or limit Cullgen’s ability to conduct its clinical trials, the administrative burdens of conducting clinical trials under multiple sets of foreign regulations, foreign exchange fluctuations, diminished protection of intellectual property in some countries, as well as political and economic risks relevant to foreign countries.
Risks Related to Cullgen’s Business Operations in the PRC
The PRC government may exert substantial influence over Cullgen’s operations at any time, which could result in an adverse change in Cullgen’s operations.
The PRC government has some oversight and discretion over the conduct of Cullgen’s business in the PRC and may intervene in or exert substantial influence over Cullgen’s operations, which could have an adverse effect on Cullgen’s operations. The PRC government has recently published new policies that significantly affected certain industries, and Cullgen cannot rule out the possibility that it will in the future do the same regarding Cullgen’s industry, including policies that could require Cullgen to seek permission from the PRC authorities to continue to operate Cullgen’s business in the PRC.
The central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on Cullgen’s part to ensure its compliance with such regulations or interpretations. For instance, regulations introduced by the NMPA concerning drug inspection, investigation, evidence collection and disposal are relatively new, and because of the limited volume of published judicial decisions, which are non-binding in nature, the interpretation and enforcement of these laws and regulations may be determined on an ad hoc basis depending on the facts and circumstances. Any unexpected changes may affect Cullgen’s judgment on the relevance of legal requirements and Cullgen’s ability to enforce its contractual rights or tort claims. Cullgen may incur penalties for any failure to comply with PRC laws and regulations. In addition, any litigation in the PRC, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, unexpected regulatory changes may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from Cullgen. If Cullgen was to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material and potentially adverse change in Cullgen’s operations in the PRC.
Furthermore, the PRC government has indicated an intent to increase oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets. For example, in July 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. In February 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which came into effect on March 31, 2023. The Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.
In February 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. Given the recent nature of the introduction of the Trial Measures and the Confidentiality Provisions, uncertainties exist as to the interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.
If (i) Cullgen mistakenly concludes that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) Cullgen is required to obtain such filings, permissions or approvals in the future, Cullgen may be unable to obtain them in a timely manner, or at all, and such filings, permissions or approvals may be denied or rescinded even if obtained. Cullgen may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if Cullgen is unable to comply with such requirements, which may result in fines and penalties, restrictions on Cullgen’s operations, having to delist from a stock exchange outside of China, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect Cullgen’s operations and the interest of Cullgen’s investors.
In addition, the risks that the PRC government exert substantial influence Cullgen’s operations in the PRC at any time could significantly limit or completely hinder Cullgen’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
The pharmaceutical industry in the PRC is highly regulated and such regulations are subject to change, which may affect approval and commercialization of Cullgen’s product candidates.
The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. For details of a discussion of regulatory requirements that are applicable to Cullgen’s current and planned business in the PRC, see the section titled “Cullgen’s Business—Regulatory Requirements in the PRC” in this proxy statement/prospectus. Cullgen believes its strategy and approach are consistent with the PRC government’s policies, but Cullgen cannot ensure that its strategy and approach will continue to be consistent. In recent years, the regulatory framework for the pharmaceutical industry in the PRC has undergone significant changes, and Cullgen expects that it will continue to undergo significant changes. Any such changes or amendments may result in:
•	increased compliance costs on Cullgen’s business;
•	delays in or prevention of successful development or commercialization of Cullgen’s product candidates; or

•	reduction of the current benefits Cullgen experiences and believes are available to it from developing and manufacturing drugs in the PRC.
The PRC authorities have also become increasingly vigilant in enforcing laws in the pharmaceutical industry, and any failure by Cullgen to maintain compliance with applicable laws and regulations may result in the suspension or termination of Cullgen’s business activities in the PRC.
Changes in political, economic and other policies of the PRC government could have a material adverse effect on the demand for Cullgen’s future products, if approved, or otherwise materially and adversely affect Cullgen’s business, operations or competitive position.
Cullgen’s business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in the PRC. The PRC economy has experienced significant growth over the past decades since the implementation of China’s reform and opening-up policy. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources, but some of these measures may have a negative effect on Cullgen. For example, if the business environment in the PRC changes, Cullgen’s business and growth prospects may be adversely affected.
The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could materially and adversely affect Cullgen and cause the Combined Company securities to significantly decline in value or become worthless.
The PRC legal system is a civil law system based on written codes and statutes. Unlike the common law system, prior court decisions may be cited as persuasive authority, but have limited precedential value. Since the late 1970s, the PRC government has promulgated a comprehensive system of laws, rules and regulations governing economic matters in general. However, as many of these laws and regulations are relatively new and may continue to evolve, these laws and regulations maybe subject to further interpretation. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection Cullgen may experience compared to developed legal systems. These uncertainties may impede Cullgen’s ability to enforce the contracts it has entered into and could materially and adversely affect Cullgen’s business, financial condition and results of operation.
Furthermore, PRC laws and regulations afford protection to state-owned assets. Contributions that may lead to losses of state-owned assets are subject to heightened scrutiny by the competent authorities, and the competent authorities have significant discretion in interpreting and implementing the relevant laws and regulations. In the event Cullgen or its affiliates conduct transactions with state-owned enterprises or their affiliates, Cullgen is exposed to risks and uncertainties involving the potential of loss of state-owned assets, which may subject Cullgen to liabilities and could materially and adversely affect Cullgen’s business, financial condition and results of operation.
The PRC legal system is continually evolving in response to changing economic and other conditions, and any non-compliance with any existing or new laws and regulations may adversely affect the legal protections and remedies that are available to investors and Cullgen. As a result, Cullgen may not be aware of its violation of these policies and rules until after the occurrence of the violation.
U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the operations of Cullgen’s operating subsidiary in China.
The SEC, the U.S. Department of Justice and other U.S. authorities may be limited in their ability to bring and enforce actions against Cullgen Shanghai or its directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

It may be challenging to effect service of legal process, enforce foreign judgments or bring actions in China against Cullgen Shanghai or its management based on foreign laws.
It may be difficult for you to effect service of process upon Cullgen Shanghai’s management inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against Cullgen Shanghai and its officers and directors who do not currently reside in the United States or have substantial assets in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against Cullgen Shanghai or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
Implementation of the labor laws and regulations in the PRC may adversely affect Cullgen’s business and results of operations, and failure to fully comply with PRC labor-related laws may expose Cullgen to potential liabilities and penalties.
Pursuant to the PRC Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Cullgen’s employment policies and practices may violate the labor contract law or its implementation rules, and Cullgen may thus be subject to related penalties, fines or legal fees.
Compliance with the labor contract law and its implementation rules may increase Cullgen’s operating expenses, in particular, Cullgen’s personnel expenses. In the event that Cullgen decides to terminate some of its employees or otherwise change its employment or labor practices, the labor contract law and its implementation rules may also limit Cullgen’s ability to effect those changes in a desirable or cost-effective manner, which could adversely affect Cullgen’s business and results of operations. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance, and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. Recently, the PRC government enhanced its measures relating to social insurance collection, which may lead to stricter enforcement.
Cullgen expects its labor costs to increase due to the implementation of these laws and regulations. Compliance with the Social Insurance Law and its implementation rules may increase Cullgen’s operating expenses, in particular, Cullgen’s personnel expenses. If Cullgen is deemed to have violated relevant labor laws and regulations, Cullgen could be required to provide additional compensation to its employees and its business, financial condition and results of operations could be materially and adversely affected.
Fluctuations in exchange rates may result in foreign currency exchange losses.
The change in the value of the Renminbi against other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and the PRC’s foreign exchange policies, as well as supply and demand in the local market. Cullgen Shanghai is exposed to the risks of market forces or government policies and their impact on the exchange rate between Renminbi or other currencies in the future. Substantially all of Cullgen Shanghai’s revenue and costs are denominated in Renminbi and most of Cullgen Shanghai’s financial assets are also denominated in Renminbi. Any significant fluctuations in the value of the Renminbi may materially and adversely affect Cullgen Shanghai’s liquidity and cash flows and the value of Cullgen Shanghai’s financial assets.
Cullgen Shanghai’s operations are subject to and may be affected by changes in PRC tax laws and regulations.
The PRC government from time to time adjusts or changes its tax laws and regulations, and future adjustments or changes to PRC tax laws and regulations, together with any uncertainty resulting therefrom, could have an adverse effect on Cullgen Shanghai’s results of operations. Any future changes to the VAT policies may negatively impact the selling price of Cullgen’s future products, if approved by the NMPA.

Furthermore, under the amended Individual Income Tax Law, foreign nationals who have no domicile in the PRC, but have resided in the PRC for a total of 183 days or more in a tax year, are subject to PRC individual income tax on their income gained within or outside the PRC. The amended Individual Income Tax Law may materially affect Cullgen Shanghai’s ability to attract and retain highly skilled foreign scientists and research technicians to work in the PRC. Cullgen Shanghai is also subject to periodic examinations on fulfillment of Cullgen Shanghai’s tax obligation under the PRC tax laws and regulations by PRC tax authorities, and there can be no assurance that any such examinations by PRC tax authorities would not result in fines, other penalties or actions that could adversely affect Cullgen Shanghai’s business, financial condition and results of operations, as well as Cullgen Shanghai’s reputation.
Cullgen may be restricted from transferring its scientific data abroad or using human genetic resources collected in the PRC.
On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data (the “Scientific Data Measures”), which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in the PRC must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Upon approval by the competent authorities, the enterprise shall undergo the required procedures, and enter into the confidentiality agreements with the users of the scientific data. Further, any researcher conducting research funded at least in part by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given that the term “state secret” is not clearly defined, if and to the extent any data collected or generated in connection with Cullgen’s research and development of medical drug candidates are subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, there can be no assurance that Cullgen can always obtain relevant approvals for sending scientific data (such as the results of Cullgen’s pre-clinical studies or clinical trials conducted within the PRC) abroad or to Cullgen’s foreign partners in the PRC. As a result, Cullgen may be subject to fines and other administrative penalties imposed by those government authorities.
In addition, pursuant to the Service Guide, the sampling, collection or research activities of human genetic resources through clinical trials is required to be filed online with the China Human Genetic Resources Management Office. Furthermore, the Administrative Regulations on Human Genetic Resources of the PRC stipulates that collecting human genetic resources of the PRC’s important genetic families and specific regions, or collecting those human genetic resources in such categories and quantities as prescribed by the administrative department for science and technology under the State Council, preserving the PRC’s human genetic resources and providing the basic platform for scientific research, utilization of the PRC’s human genetic resources for international cooperation in scientific research, as well as transporting the PRC’s materials of human genetic resources abroad shall be subject to the approval of the administrative department for science and technology under the State Council.
If Cullgen is unable to obtain necessary approvals or comply with the regulatory requirements in a timely manner, or at all, Cullgen’s research and development of drug candidates may be hindered. If the relevant government authorities consider the transmission of Cullgen’s scientific data or collection and usage of human genetic resources to be in violation of the requirements under applicable PRC laws and regulations, Cullgen may be subject to fines and other administrative penalties imposed by those government authorities. Furthermore, it is possible that the regulation may be interpreted and applied in a manner that is inconsistent with Cullgen’s clinical trial practices, potentially resulting in the confiscation of human genetic resources samples and associated data and administrative fines.
Changes in the political and economic policies of the PRC government or relations between the PRC and the United States may affect Cullgen’s business, financial condition and results of operations.
Due to its operations in the PRC, Cullgen’s business, results of operations and financial condition may be influenced to a certain degree by economic, political, legal and social conditions in the PRC or changes in government relations between the PRC and the United States or other governments. There is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. The PRC’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on

Cullgen. In addition, in the past, the PRC government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause a decrease in economic activity in the PRC, which may affect Cullgen’s business and results of operations.
During the years ended December 31, 2024 and 2023, Cullgen directly and indirectly relied on certain overseas suppliers to obtain raw materials, and Cullgen has directly and indirectly relied on collaboration with entities in foreign countries and regions in connection with Cullgen’s business operations. Cullgen may also pursue partnerships with entities in foreign countries and regions in the future. Cullgen’s business is therefore subject to changing international economic, regulatory, social and political conditions, and local conditions in foreign countries and regions. As a result, the PRC’s political relationships with those foreign countries and regions may affect development and commercialization of Cullgen’s product candidates.
Additionally, the PRC’s political relationships with those foreign countries and regions may also affect Cullgen’s current and future relationships with third parties. There can be no assurance that Cullgen’s existing or potential collaborators will not alter their perception of Cullgen or their preferences as a result of adverse changes to the state of political relationships between the PRC and the relevant foreign countries or regions, and such alteration may cause a decline in the demand for Cullgen’s future products, if approved, and adversely affect Cullgen’s business, financial condition, results of operations, cash flows and prospects.
In July 2021, the PRC government provided new guidance on the PRC-based companies raising capital outside of the PRC, including through arrangements called variable interest entities (“VIEs”). In light of such developments, the SEC has imposed enhanced disclosure requirements on the PRC-based companies seeking to register securities with the SEC. Although Cullgen does not have a VIE structure, due to Cullgen’s operations in the PRC, any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with operations in the PRC could affect Cullgen’s business and results of operations. If the business environment in the PRC deteriorates from the perspective of domestic or international investment, or if relations between the PRC and the United States or other governments deteriorate, the PRC government may exert substantial influence over Cullgen’s operations and Cullgen’s business in the PRC and United States.
Changes in U.S. and PRC regulations may impact Cullgen’s business, Cullgen’s operating results and Cullgen’s ability to raise capital.
The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or the PRC, including imposing several rounds of tariffs affecting certain products manufactured in the PRC, imposing certain sanctions and restrictions in relation to the PRC and issuing statements indicating enhanced review of companies with certain operations based in the PRC. It is unknown whether and to what extent new legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to the United States or to the PRC, Cullgen’s industry or on Cullgen. Cullgen conducts research activities and has business operations both in the United States and the PRC. Any unfavorable government policies on cross-border relations and/or international trade, including increased scrutiny on companies with certain operations based in the PRC, capital controls or tariffs, may affect the competitive position of Cullgen’s product candidates, the hiring of scientists and other research and development personnel, import or export of raw materials in relation to drug development or Cullgen’s ability to raise capital. Furthermore, the SEC has issued statements primarily focused on companies with certain operations based in the PRC, such as Cullgen. For example, on July 30, 2021, Gary Gensler, former Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in the PRC, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with certain operations based in the PRC. The statement also addressed risks inherent in companies with VIE structures. Cullgen does not have a VIE structure and is not in an industry that is subject to foreign ownership limitations by the PRC according to the Negative List. However, it is possible that the Combined Company’s periodic reports and other filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect Cullgen’s or, after consummation of the Merger, the Combined Company’s ability to effectively raise capital in the United States.
In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021 that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of the PRC-based companies listed in the United States so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.”
If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated, if the U.S. or the PRC governments take retaliatory actions due to the recent U.S.-PRC tension or if the PRC government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on Cullgen’s business, financial condition and results of operations, and Cullgen’s ability to raise capital.
Compliance with the PRC’s new Data Security Law, Cyber Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme on cyber security and any other future laws and regulations may entail significant expenses and could affect Cullgen’s business.
The PRC has implemented or will implement rules and is considering a number of additional proposals relating to data protection. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in the PRC from transferring data stored in the PRC to foreign law enforcement agencies or judicial authorities without prior approval by the PRC government.
Additionally, the PRC’s Cyber Security Law and the Administrative Measures for the Hierarchical Protection of Information Security requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Under the multi-level protection scheme, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level of the entity’s information and network systems. These levels range from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.
Pursuant to the Revised Cybersecurity Administration of China (“CAC”) Measures, critical information infrastructure operators procuring network products and services, and online platform operators (as opposed to “data processors” in the Revised Draft CAC Measures) carrying out data processing activities which affect or may affect national security, shall conduct a cybersecurity review pursuant to the provisions therein. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. On November 14, 2021, the CAC further published the Regulations on Network Data Security Management (Draft for Comment), or the Draft Management Regulations, under which data processors refer to individuals and organizations who determine the data processing activities in terms of the purpose and methods at their discretion. The Draft Management Regulations reiterate that data processors shall be subject to cybersecurity review if  (i) they process personal information of more than one million persons and they are aiming to list on foreign stock markets or (ii) their data processing activities affect or may affect PRC national security. The Draft Management Regulations also request data processors seeking to list on foreign stock markets to annually assess their data security by themselves or through data security service organizations, and submit the assessment reports to relevant competent authorities. As the Draft Management Regulations are released only for public comment, the final version and the effective date thereof is subject to change.
As of the date of this proxy statement/prospectus, Cullgen has not received any notice from any PRC regulatory authority identifying Cullgen as a “critical information infrastructure operator,” “online platform operator” or “data processor,” or requiring Cullgen to go through the cybersecurity review procedures pursuant to the Revised CAC Measures and the Draft Management Regulations. Based on Cullgen’s understanding of the Revised CAC Measures, and the Draft Management Regulations if enacted as currently proposed, Cullgen does not expect to become subject to cybersecurity review by the CAC for issuing securities to foreign investors because: (i) the clinical and preclinical data Cullgen handles in its business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and (ii) Cullgen has not processed, and does not anticipate to process in the foreseeable future, personal information for more than one million users or persons. However, there remains uncertainty as to how the Revised CAC Measures, and the Draft Management Regulations, if enacted as currently proposed, will be interpreted or implemented. Furthermore, there remains uncertainty as to whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition, to the Revised CAC Measures and the Draft Management Regulations. While Cullgen intends to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, Cullgen cannot guarantee that its business and operations will not be adversely affected by the potential impact of the Revised CAC Measures, the Draft Management Regulations or other laws and regulations related to privacy, data protection and information security.
Furthermore, the Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in the PRC, and the processing of personal information of persons in the PRC outside of the PRC if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in the PRC. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by PRC cyberspace regulators are also required to store in the PRC personal information generated or collected in the PRC, and to pass a security assessment administered by PRC cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to approximately $7.2 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. Cullgen does not maintain, nor does it intend to maintain in the future, personally identifiable health information of patients in the PRC.
Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC’s new Cyber Security Law and Data Security Law could significantly increase the cost to Cullgen of providing its service offerings, require significant changes to Cullgen’s operations or even prevent Cullgen from providing certain service offerings in jurisdictions in which Cullgen currently operates or in which Cullgen may operate in the future. Despite Cullgen’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Cullgen’s practices, offerings or platform could fail to meet all of the requirements imposed on Cullgen by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on Cullgen’s part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage Cullgen’s reputation, discourage new and existing counterparties from contracting with Cullgen or result in investigations, fines, suspension or other penalties by PRC government authorities and private claims or litigation, any of which could adversely affect Cullgen’s business, financial condition and results of operations. Even if Cullgen’s practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Cullgen’s reputation and brand and adversely affect Cullgen’s business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law, the Revised CAC Measures and the recent PRC government actions could adversely affect Cullgen’s ability, on favorable terms, to raise capital.
Restrictions on currency exchange, including the risks of transferring cash outside of the PRC, may limit Cullgen’s ability to receive and use effectively financing in foreign currencies or Cullgen’s ability to transfer cash from Cullgen Shanghai or other potential investors in the PRC.
Cullgen’s ability to obtain currency exchange is subject to significant foreign exchange controls and, in the case of transactions under the capital account, requires the approval of and/or registration with PRC government authorities, including the State Administration of Foreign Exchange, or SAFE. In particular, if Cullgen finances by means of foreign debt from Cullgen’s Chinese subsidiary, Cullgen (Shanghai), Inc. (“Cullgen Shanghai”) or other foreign lenders, the amount is not allowed to, among other things, exceed the statutory limits and such loans must be registered with the local branch of SAFE. If Cullgen finances by means of additional capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the MOFCOM, or its local branch or registration with other governmental authorities in the PRC.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC-based entities by offshore holding companies, there can be no assurance that Cullgen will be able to complete the necessary government requirements or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by Cullgen Shanghai. If Cullgen fails to adhere to such requirements or obtain such approval, Cullgen’s ability to capitalize or otherwise fund Cullgen’s PRC operations, including Cullgen’s technology development may be negatively affected, which could materially and adversely affect Cullgen’s ability to fund and expand its business.
Cullgen may not be able to transfer funds out of Cullgen Shanghai, or Cullgen might face difficulties in transferring funds from investors in the PRC should Cullgen decide to solicit investments from investors in the PRC, in a timely manner due to restrictions imposed by the PRC authorities.
PRC regulations relating to the establishment of offshore special purpose companies by residents in the PRC may subject Cullgen’s PRC resident beneficial owners in the PRC to liability or penalties, or may otherwise adversely affect Cullgen.
The Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37 requires residents of the PRC to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by residents of the PRC in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. If the shareholders of the offshore holding company who are residents of the PRC do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from making distributions of profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore parent company and from carrying out subsequent cross-border foreign exchange activities, and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.
Certain residents of the PRC may hold direct or indirect interests in Cullgen, and Cullgen will request residents of the PRC who Cullgen knows hold direct or indirect interests in Cullgen, if any, to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, Cullgen may not at all times be fully aware or informed of the identities of Cullgen stockholders or beneficial owners that are required to make such registrations, and Cullgen cannot provide any assurance that these residents will comply with Cullgen’s requests to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, Cullgen’s business operations and Cullgen’s ability to make distributions to you could be materially and adversely affected.
Any failure to comply with PRC regulations regarding the registration requirements for Cullgen Shanghai’s employee equity incentive plans may subject Cullgen Shanghai to fines and other legal or administrative sanctions, which could adversely affect Cullgen’s business, financial condition and results of operations.
Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules and other relevant rules and regulations, PRC citizens or non-PRC citizens residing in the PRC for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain procedures. Cullgen’s, including Cullgen Shanghai’s, employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who participate in Cullgen’s stock incentive plans will be subject to such regulation. Cullgen plans to assist its employees to register their equity awards. However, any failure of PRC individual beneficial owners and holders of equity awards under Cullgen’s stock incentive plans to comply with the SAFE registration requirements may subject them to fines and legal sanctions.

Cullgen may rely on dividends and other distributions on equity paid by its PRC subsidiary to fund any cash and financing requirements Cullgen may have, and any limitation on the ability of its PRC subsidiary to make payments to Cullgen could have a material and adverse effect on Cullgen’s ability to conduct its business.
Cullgen may rely principally on dividends and other distributions on equity paid by its PRC subsidiary, Cullgen Shanghai, for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to Cullgen’s stockholders and service any debt Cullgen may incur. If Cullgen Shanghai incurs debt on its own behalf in the future, the instruments governing the debt may restrict Cullgen Shanghai’s ability to pay dividends or make other distributions to Cullgen.
Under PRC laws and regulations, Cullgen’s operating subsidiary in the PRC, Cullgen Shanghai, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise, such as Cullgen Shanghai, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the enterprise.
In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Any limitation on the ability of Cullgen Shanghai to pay dividends or make other distributions to Cullgen could materially and adversely limit Cullgen’s ability to grow, make investments or acquisitions that could be beneficial to Cullgen’s business, pay dividends, or otherwise fund and conduct its business.
Since Cullgen Shanghai is a legal entity registered in Shanghai, PRC, it is classified as a PRC tax resident for PRC income tax purposes by default, and such classification results in unfavorable tax consequences to Cullgen Shanghai and Cullgen.
Under Article 2 of the PRC Enterprise Income Tax Law, a resident enterprise is an enterprise that is established within the territory of the PRC or an enterprise established with a “de facto management body” within the PRC.
Cullgen Shanghai is a PRC tax resident for PRC tax purposes by default because it is a legal entity registered in Shanghai, PRC. Because Cullgen Shanghai is a PRC tax resident for PRC enterprise income tax purposes, Cullgen Shanghai is subject to PRC tax at a rate of 25% on its world-wide income, which materially reduces Cullgen’s net income. In addition, Cullgen Shanghai is also subject to PRC tax resident income tax reporting obligations.
Cullgen, its stockholders and Cullgen Shanghai face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or other assets attributable to a PRC establishment of a non-PRC company. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential offshore restructuring transactions or sales of the shares of Cullgen’s offshore holding companies or investments where PRC taxable assets are involved.
The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise, the State Administration of Taxation (“SAT”) issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises. Pursuant to the Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Bulletin 7”) an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.
According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immoveable properties located in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income mainly derives from the PRC; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in the PRC or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions involving the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.
Bulletin 7 may be determined by the tax authorities to be applicable to some of Cullgen’s offshore restructuring transactions or sales of the shares of Cullgen’s offshore holding companies or investments where PRC taxable assets are involved. The transferors and the transferees may be subject to tax filing or withholding and tax payment obligations, while Cullgen may be requested to assist in such filings. Furthermore, the transferors or the transferees (as withholding agent) may be required to spend valuable resources to comply with Bulletin 7 or to establish that the transferors should not be taxed under Bulletin 7, for Cullgen’s previous and future restructuring or disposal of shares of Cullgen’s offshore subsidiaries. The PRC tax authorities have the discretion under Bulletin 7 to adjust the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities adjust the taxable income of the transactions under Bulletin 7, income tax costs on the transferor side associated with such potential acquisitions or disposals will increase.
Cullgen faces uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in Cullgen by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request Cullgen to assist in the filing. As a result, non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that its non-resident enterprises should not be taxed under these circulars.
The PRC tax authorities have the discretion under SAT Bulletin 7 and Bulletin 37 to adjust the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although Cullgen currently has no plans to pursue any acquisitions in the PRC or elsewhere in the world, Cullgen may pursue acquisitions in the future that may involve complex corporate structures. Because Cullgen Shanghai is a PRC tax resident by default, and if the PRC tax authorities adjust the taxable income of the transactions under SAT Bulletin 7 and Bulletin 37, Cullgen’s income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on Cullgen’s financial condition and results of operations.
The enacted “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the market for the Combined Company common stock.
The HFCAA requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trading on a national exchange or through other methods. In December 2022, the

AHFCAA amended the HFCAA by decreasing the number of non-inspection years from three to two, thus reducing the time period before the Combined Company common stock may be prohibited from trading or delisted if the PCAOB were to determine that it could not inspect its auditor.
In March 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. In December 2021, the SEC adopted amendments finalizing such rules to require that any such identified registrant is required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and is also required to disclose in the registrant’s annual report the audit arrangements of, and governmental influence on, such a registrant.
In December 2021, the PCAOB issued a Determination Report which found that the PCAOB was then unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China, because of a position taken by one or more authorities in mainland China; and (ii) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.
In August 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in the PRC and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. In December 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, if the PCAOB is not able to inspect and investigate completely the Combined Company’s auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to the Combined Company’s access to the U.S. capital markets and trading of the Combined Company’s securities may be prohibited under the HFCAA.
Cullgen’s auditor, Ernst & Young Hua Ming LLP, an independent public accounting firm registered with the PCAOB, and an auditor of publicly traded companies in the United States, is expected to be the independent public accounting firm of the Combined Company and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Ernst & Young Hua Ming LLP was identified as a firm subject to the determinations announced by the PCAOB in December 2021. Cullgen’s auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations before 2022. The PCAOB Board vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Should the PCAOB be unable to fully conduct inspection of the Combined Company’s auditor’s work papers in mainland China, it will make it difficult to evaluate the effectiveness of the Combined Company’s auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in the Combined Company’s reported financial information and procedures or quality of the financial statements, which would adversely affect the Combined Company and its securities. Moreover, if trading in the Combined Company’s securities is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate the Combined Company’s auditor at such future time, if the Combined Company’s securities were then traded on an exchange, that exchange may determine to delist the Combined Company’s securities.

Risks Related to Cullgen’s Dependence on Third Parties
Cullgen relies on third parties to supply raw materials and to manufacture Cullgen’s product candidates. The manufacture of Cullgen’s product candidates is complex and Cullgen’s third-party manufacturers may encounter difficulties in production, which could delay or entirely halt their ability to supply Cullgen’s product candidates for clinical trials or, if approved, for commercial sale.
The process of manufacturing Cullgen’s current and future product candidates is complex and highly regulated. Cullgen does not currently own or operate any cGMP manufacturing facilities, and Cullgen does not currently have any in-house cGMP manufacturing capabilities. Consequently, Cullgen expects to rely on third-party contract manufacturers to produce sufficient quantities of Cullgen’s current and future product candidates for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards. There can be no assurance that a third-party contract manufacturer will be able to successfully produce satisfactory product on a timely basis. With legacy programs in the past, the manufacture of Cullgen’s product candidates by third-party manufacturers has, in the normal course of business, been negatively impacted by equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. If Cullgen is unable to successfully and timely produce sufficient supply of Cullgen’s current and future product candidates, Cullgen’s planned clinical trials may be delayed and materially and adversely harm Cullgen’s business.
As part of its process development efforts, Cullgen also may make changes to its manufacturing processes at various points during development for various reasons, such as controlling costs, achieving scale, decreasing processing time, increasing manufacturing success rate, or other reasons.
In addition, the FDA, NMPA and other regulatory authorities require that Cullgen’s product candidates be manufactured according to cGMPs and similar foreign standards relating to methods, facilities, and controls used in the manufacturing, processing, packing, storage, and distribution of the product, which are intended to ensure that biological products are safe and that they consistently meet applicable requirements and specifications. Cullgen is dependent on third parties for all of these activities, and Cullgen has limited ability to prevent or control the risk that such activities will not be in compliance with cGMP. In addition, the storage and distribution of Cullgen’s product candidates for use in clinical trials is subject to extensive regulation by the FDA, NMPA and other regulatory authorities. Any failure by Cullgen’s third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in Cullgen’s clinical trials and development efforts, or a delay in or failure to obtain regulatory approval of any of Cullgen’s product candidates.
Pharmaceutical manufacturers are also subject to extensive oversight by the FDA, NMPA and comparable regulatory authorities in other jurisdictions, which include continual review and periodic unannounced and announced inspections by the FDA and NMPA, as applicable, to assess compliance with cGMP requirements. If an FDA inspection of a manufacturer’s facilities reveals conditions that the FDA determines not to comply with applicable regulatory requirements, the FDA may issue observations through a Notice of Inspectional Observations, commonly referred to as a “Form FDA 483” report. If observations in the Form FDA 483 report are not addressed in a timely manner and to the FDA’s satisfaction, the FDA may issue a Warning Letter or proceed directly to other forms of enforcement action. Any failure by one of Cullgen’s contract manufacturers to comply with cGMP or to provide adequate and timely corrective actions in response to deficiencies identified in a regulatory inspection could result in further enforcement action that could lead to a shortage of products and harm Cullgen’s business. The failure of a manufacturer to address any concerns raised by the FDA, NMPA or foreign regulators could also lead to plant shutdown or the delay or withholding of product approval by the FDA or NMPA in additional indications, as applicable, or by foreign regulators in any indication. Moreover, if the FDA or NMPA determines that Cullgen’s third-party manufacturers are not in compliance with applicable laws and regulations, including those governing cGMPs, the FDA or NMPA, respectively, may deny NDA approval until the deficiencies are corrected or Cullgen replaces the manufacturer in Cullgen’s NDA with a manufacturer that is in compliance. Certain countries may impose additional requirements on the manufacturing of drug products or drug substances, and on manufacturers, as part of the regulatory approval process for products in such countries. The failure by Cullgen’s third-party manufacturers to satisfy such requirements could impact Cullgen’s ability to obtain or maintain approval of Cullgen’s products in such countries.

Cullgen relies, and expects to continue to rely, on third parties to conduct preclinical studies, nonclinical studies, and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements, or meet expected deadlines, Cullgen may not be able to obtain regulatory authorizations or approvals required to develop or commercialize Cullgen’s product candidates and Cullgen’s business could be materially and adversely affected.
Cullgen has relied, and plans to continue to rely, upon third parties, including independent clinical investigators and third-party CROs, to help establish and conduct certain preclinical studies, nonclinical studies, and future clinical trials and to monitor, record, and manage data for Cullgen’s ongoing preclinical and nonclinical programs and future clinical programs. Cullgen currently and in future expects to rely on these parties for execution of certain preclinical studies and clinical trials, and control only certain aspects of their activities. As a result, Cullgen will have less direct control over the conduct, timing, and completion of these preclinical studies, nonclinical studies, and clinical trials and the management of data developed through these preclinical studies and clinical trials than would be the case if Cullgen was relying entirely upon Cullgen’s own staff. If Cullgen or any of these third parties fail to comply with applicable good laboratory practice (“GLP”), or good clinical practice regulations, such data may be deemed unreliable and the FDA, NMPA or comparable foreign regulatory authorities may require Cullgen to perform additional preclinical or nonclinical studies, or clinical trials before approving Cullgen’s marketing applications. Moreover, Cullgen’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
There is a limited number of third-party service providers that specialize in or have the expertise required to achieve Cullgen’s business objectives. If any of Cullgen’s relationships with these third parties terminate, Cullgen may not be able to enter into arrangements with alternative third parties or to do so in a timely manner or on commercially reasonable terms. If the third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines; if they need to be replaced; or if the quality or accuracy of the preclinical, nonclinical, or clinical data they obtain is compromised due to the failure to adhere to Cullgen’s preclinical or clinical protocols, regulatory requirements, or for other reasons, Cullgen’s preclinical studies, nonclinical studies, or clinical trials may be extended, delayed, or terminated and Cullgen may not be able to obtain regulatory approval for or successfully commercialize Cullgen’s product candidates.
In addition, Cullgen currently relies on foreign CROs and CMOs and will likely continue to rely on foreign CROs and CMOs in the future. Foreign CMOs may be subject to U.S. legislation, including the proposed BIOSECURE Act, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to Cullgen, delay the procurement or supply of such material or have an adverse effect on Cullgen’s ability to secure significant commitments from governments to purchase its potential therapies.
For example, the biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on Cullgen’s operations and collaborators in China which could have an adverse effect on Cullgen’s business, financial condition, results of operations and prospects. Evolving changes in China’s public health, economic, political, and social conditions could also negatively impact Cullgen’s ability to manufacture its product candidates for Cullgen’s planned clinical trials or have an adverse effect on its ability to secure government funding, which could adversely affect its financial condition and cause us to delay its clinical development programs. It is unknown whether and to what extent new tariffs, export controls, trade restrictions, or other new laws or regulations imposed by either the new U.S. administration or by China will be adopted, or the effect that any such actions would have on us or our industry. Sustained uncertainty about, or the further escalation of, trade and political tensions between the United States and China could result in a disadvantageous research and manufacturing environment in China, particularly for U.S.-based companies, including retaliatory restrictions that hinder or potentially inhibit our ability to rely on our CROs and CMOs and other service providers that operate in China. For example, the BIOSECURE Act could prohibit, among other things, the use of U.S. government executive agency contract, grant, or loan funding to provide or to enter into, extend or renew contracts involving the use of certain equipment or services produced or provided by certain Chinese companies. While we have not started commercialization of drug candidates, any unfavorable government policies on international trade, such as export controls, capital controls, tariffs or other trade restrictions, may affect the demand for our drug products, the competitive position of our product candidates, and import or export of raw materials and finished product candidate used in our preclinical studies and clinical trials, particularly with respect to any manufactured product candidates that we import from China. If any new tariffs, export controls, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. For more details, see the section titled “—Risks Related to Cullgen’s Business Operations in the PRC—Changes in the political and economic policies of the Chinese government or relations between China and the United States may affect Cullgen’s business, financial condition and results of operations” in this proxy statement/prospectus.
Cullgen may not realize the benefits of any current or future collaborative or licensing arrangement, and if Cullgen fails to enter into new strategic relationships Cullgen’s business, financial condition, commercialization prospects, and results of operations may be materially and adversely affected.
Cullgen is currently party to, and may decide in the future to enter into, collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of Cullgen’s product candidates. Cullgen cannot be certain that, following a strategic transaction or license, Cullgen will achieve the results, revenue, or specific net income that justifies such transaction. Cullgen may not be able to control the amount and timing of resources that is required of Cullgen to complete Cullgen’s development obligations or that the collaboration partner devotes to the product development or marketing programs. Cullgen also may not be able to ensure that Cullgen’s collaboration partner adequately protects and does not misuse Cullgen’s intellectual property. Cullgen and Cullgen’s future collaboration partner may disagree regarding the research plan or the development plan for product candidates on which Cullgen is collaborating and disputes could arise between the collaborators and Cullgen that result in the delay or termination of the research, development or commercialization of Cullgen’s product candidates or that result in costly litigation or arbitration that diverts management attention and resources. If Cullgen’s strategic collaborations do not result in the successful development and commercialization of product candidates or if one of Cullgen’s collaborators fails to act under the collaboration agreement or terminates its agreement with Cullgen, Cullgen may not receive any future research funding or milestone or royalty payments under the collaboration. In addition, if a collaboration is terminated, it may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. If Cullgen licenses products or businesses, Cullgen may not be able to realize the benefit of such transactions if Cullgen is unable to successfully integrate such products or business into Cullgen’s existing operations and company culture.
If Cullgen is unable to obtain sufficient raw and intermediate materials on a timely basis or if Cullgen experiences other supply difficulties, Cullgen’s business may be materially and adversely affected.
Cullgen works closely with its suppliers to ensure the continuity of supply of raw and intermediate materials but cannot guarantee these efforts will always be successful. Cullgen may experience raw and intermediate materials supply shortages, which may contribute to manufacturing delays and impact the progress of Cullgen’s clinical trials. Further, while Cullgen works to diversify Cullgen’s sources of raw and intermediate materials, in certain instances Cullgen may acquire raw and intermediate materials from a sole supplier in the future, and there can be no assurance that Cullgen will be able to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Cullgen’s ability to manufacture its product candidates in a timely or cost-effective manner and could delay completion of Cullgen’s early-stage clinical trials, product testing, and potential regulatory approval of Cullgen’s product candidates.
Risks Related to Cullgen’s Intellectual Property and Information Technology
Cullgen’s success depends upon its ability to obtain and maintain patents and other intellectual property rights to protect its technology, including CG001419 and CG009301, methods used to manufacture those product candidates, formulations thereof, and the methods for treating patients using those product candidates.
The prosecution, enforcement, defense, and maintenance of intellectual property rights is often challenging, costly, and uncertain. Contributors to these challenges and uncertainty include the early stage of Cullgen’s products and Cullgen’s intellectual property portfolio development; the unpredictability of what patent claim scope will ultimately be issued to protect Cullgen’s products and how the law will change or develop as to scope, length, and enforcement of patent protection; the competitive and crowded inflammatory and oncology space; complicated and unforgiving procedural, documentary, and fee requirements of the U.S. PTO, and foreign patent offices; lack of perfect visibility into what Cullgen’s competitors are doing and the patent claim scope they are obtaining; lack of perfect ability to determine what prior art may exist; and the expense and time consuming nature of patent portfolio development across relevant jurisdictions. For at least these reasons, the issuance, scope, validity, enforceability, and commercial value of Cullgen’s current or future patent rights are highly uncertain. Cullgen cannot be sure that patent coverage will issue, or will be maintained, to protect Cullgen’s products in some or all relevant jurisdictions. Cullgen cannot be sure that it will not encounter freedom-to-operate challenges in the development and commercialization of Cullgen’s product candidates. Cullgen cannot be sure Cullgen’s trademarks and trade names will be sufficient to build name recognition in Cullgen’s markets of interest. Cullgen cannot be sure its measures to protect its trade secrets will be sufficient. Failure to protect or enforce these rights adequately could harm Cullgen’s ability to develop and market Cullgen’s product candidates and could impair Cullgen’s business.
Others may challenge Cullgen’s patents or other intellectual property as invalid or unenforceable.
Cullgen’s patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Cullgen’s intellectual property may not provide Cullgen with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if patents do successfully issue and even if such patents cover Cullgen’s product candidates and extend for a commercially-relevant time, third parties may initiate invalidity, non-infringement, opposition, interference, re-examination, post-grant review, inter partes review, nullification, or derivation actions in court, before patent offices, or similar proceedings challenging the validity, inventorship, ownership, enforceability, or scope of such patents, which may result in the patent claims being narrowed, invalidated, held unenforceable, or circumvented. Such challenges and potential negative results could materially and adversely affect Cullgen’s business.
Furthermore, even where Cullgen has a valid and enforceable patent, Cullgen may not be able to exclude others from practicing Cullgen’s invention, such as where the other party can show that they used the invention in commerce before Cullgen’s filing date or the other party benefits from a compulsory license. Additionally, some countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties; and some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Additionally, Cullgen’s competitors or other third parties may be able to evade Cullgen’s patent rights by developing new fusion proteins, antibodies, biosimilar antibodies, or alternative technologies or products in a non-infringing manner. These risks may impact Cullgen’s ability to enjoy the protection Cullgen obtains, and may materially and adversely impact Cullgen’s business.
Cullgen’s commercial success depends, in part, on Cullgen’s ability to develop, manufacture, market, and sell Cullgen’s product candidates without infringing or otherwise violating the intellectual property and other proprietary rights of third parties.
Others may accuse Cullgen of infringing their intellectual property. Contested proceedings are lengthy, time consuming, and costly, and Cullgen cannot guarantee that Cullgen’s operations and activities do not, or will not in the future, infringe existing or future patents. Cullgen also cannot guarantee that any of Cullgen’s patent searches or analyses, including the identification of relevant patents, the scope of patent claims, or the expiration of relevant patents, are complete or thorough, nor can Cullgen be certain that Cullgen has identified each and every third-party patent and pending application in China, the United States and abroad that is relevant to Cullgen’s product candidates or necessary for the commercialization of Cullgen’s product candidates in any jurisdiction. Furthermore, Cullgen may be subject to third-party claims asserting that Cullgen’s employees, consultants, contractors, collaborators, or advisors have misappropriated or wrongfully used or disseminated their intellectual property, or claiming ownership of what Cullgen regards as its own intellectual property. These and related risks to defending against third-party claims may materially and adversely affect Cullgen’s business.
Cullgen’s competitors in China, the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with Cullgen’s ability to make, use, and sell Cullgen’s product candidates. Cullgen does not always conduct independent reviews of pending patent applications of and patents issued to third parties. As such, there may be applications of third parties now pending or recently revived patents of which Cullgen is unaware.
Cullgen’s interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact Cullgen’s ability to market its product candidates. Cullgen may incorrectly determine that Cullgen’s product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Cullgen’s determination of the expiration date of any patent in China, the United States or abroad that Cullgen considers relevant may be incorrect, which may negatively impact Cullgen’s ability to develop and market Cullgen’s product candidates. Cullgen cannot provide any assurances that third-party patents do not exist that might be enforced against Cullgen’s current technology, including Cullgen’s platform technologies, product candidates and their respective methods of use, manufacture, and formulations thereof, and could result in either an injunction prohibiting Cullgen’s manufacture, future sales, or, with respect to Cullgen’s future sales, an obligation on Cullgen’s part to pay royalties and/or other forms of compensation to third parties, which could be significant.
Cullgen may need to obtain licenses of third-party technology that may not be available to Cullgen or are available only on commercially unreasonable terms, and which may cause Cullgen to operate Cullgen’s business in a more costly or otherwise adverse manner that was not anticipated.
Cullgen’s competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover Cullgen’s methods or elements thereof, Cullgen’s manufacture or uses relevant to Cullgen’s development plans, Cullgen’s product candidates or other attributes of Cullgen’s product candidates. In such cases, Cullgen may not be in a position to develop or commercialize product candidates unless Cullgen successfully pursues litigation to nullify or invalidate the third-party intellectual property right concerned, which can be expensive and time-consuming, or Cullgen may have to enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and Cullgen may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to the development process of Cullgen’s product candidates. Parties making claims against Cullgen may seek and obtain injunctive or other equitable relief, which could effectively block Cullgen’s ability to further develop and commercialize Cullgen’s product candidates. The targets of Cullgen’s product candidates have also been the subject of research by many companies that have filed patent applications or have patents related to such targets and therapeutics methods related to the targets.
Cullgen may need to obtain licenses from others for continued development and commercialization of Cullgen’s product candidates, and Cullgen may be unable to secure those licenses on commercially reasonable terms or at all. Should Cullgen be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use, or sell Cullgen’s product candidates, the growth of Cullgen’s business will likely depend in part on Cullgen’s ability to acquire, in-license, maintain, or use these proprietary rights. The inability to obtain any third-party license required to develop or commercialize any of Cullgen’s product candidates could cause Cullgen to abandon any related efforts, which could seriously harm Cullgen’s business and operations.
In addition, companies that perceive Cullgen to be a competitor may be unwilling to assign or license rights to Cullgen. Cullgen also may be unable to license or acquire third-party intellectual property rights on terms that would allow Cullgen to make an appropriate return on Cullgen’s investment. Even if Cullgen is able to obtain a license, it may be non-exclusive, thereby giving Cullgen’s competitors access to the same technologies licensed to Cullgen. If Cullgen is unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, Cullgen may have to abandon development of that product candidate or program and Cullgen’s business and financial condition could suffer.
In addition, Cullgen’s competitors may independently develop substantially equivalent trade secrets, proprietary information, or know-how and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, Cullgen’s competitors could limit Cullgen’s use of its trade secrets and/or confidential know-how. Under certain circumstances, and to make it more likely that Cullgen has its freedom to operate, Cullgen may also decide to publish some know-how to make it difficult for others to obtain patent rights covering such know-how, at the risk of potentially exposing Cullgen’s trade secrets to Cullgen’s competitors. Any of the foregoing could have a material adverse effect on Cullgen’s competitive position, business, financial conditions, results of operations, and prospects.

Cullgen may depend on intellectual property licensed from third parties in the future and if Cullgen fails to comply with Cullgen’s obligations under any license or other agreements, Cullgen may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting Cullgen’s product candidates or Cullgen could lose certain rights to grant sublicenses.
Any future licenses Cullgen enters into are likely to impose various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and/or other obligations on Cullgen. If Cullgen breaches any of these obligations, or uses the intellectual property licensed to Cullgen in an unauthorized manner, Cullgen may be required to pay damages and the licensor may have the right to terminate the license, which could result in Cullgen being unable to develop, manufacture, and sell any future products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, Cullgen’s licensors may own or control intellectual property that has not been licensed to Cullgen and, as a result, Cullgen may be subject to claims, regardless of their merit, that Cullgen is infringing or otherwise violating the licensor’s rights. In addition, while Cullgen cannot determine currently the amount of the royalty obligations Cullgen would be required to pay on sales of future products, if any, the amounts may be significant. The amount of Cullgen’s future royalty obligations will depend on the technology and intellectual property Cullgen uses in products that Cullgen successfully develops and commercializes, if any. Therefore, even if Cullgen successfully develops and commercializes products, Cullgen may be unable to achieve or maintain profitability.
Cullgen may enjoy only limited geographical protection with respect to certain patents and may not be able to protect Cullgen’s intellectual property rights throughout the world.
Patents are of national or regional effect. While Cullgen will endeavor to try to protect its technologies, products and product candidates with intellectual property rights such as patents throughout the world, as appropriate, the process of obtaining patents is time-consuming, expensive, and sometimes unpredictable. In addition, differences in patent laws throughout the world may make it difficult to obtain uniform patent coverage in the jurisdictions where Cullgen has patent protection. Cullgen may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, Cullgen may not pursue or obtain patent protection in all markets. Cullgen has not, and will not, file for patent protection in all national and regional jurisdictions where such protection may be available. Filing, prosecuting, and defending patents on all of Cullgen’s research programs, compounds, and product candidates in all countries throughout the world would be prohibitively expensive, and, therefore, the scope and strength of Cullgen’s intellectual property rights will vary from jurisdiction to jurisdiction.
Changes in patent laws in China, the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing Cullgen’s ability to protect its products.
Changes in either the patent laws or interpretation of the patent laws in China, the United States or in foreign jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. The patent laws of China, the United States and foreign jurisdictions, as well as the rules of the China National Intellectual Property Administration (the “CNIPA”), U.S. PTO and foreign patent offices, change from time to time. Further changes to the patent laws and/or rules of the CNIPA, U.S. PTO and foreign patent offices may have a significant impact on Cullgen’s ability to protect its technology and enforce Cullgen’s intellectual property rights. The Supreme Court and other federal courts also regularly rule on patent cases, including those involving the life sciences. Those decisions can change the interpretation of patent laws; for example, narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. These changes to patent laws and subsequent court decisions related to patent rights have created uncertainty with respect to the value of patents once obtained. Depending on decisions by Congress, the federal courts and the U.S. PTO, and similar legislative and regulatory bodies in other countries in which Cullgen may pursue patent protection, the laws and regulations governing patents could change in unpredictable ways that would weaken Cullgen’s ability to obtain new patents or to enforce Cullgen’s existing patents and patents that Cullgen might obtain in the future.
Cullgen may become subject to claims challenging the inventorship or ownership of Cullgen’s patents and other intellectual property.
Cullgen generally enters into confidentiality and intellectual property assignment agreements with Cullgen’s employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to Cullgen will be Cullgen’s exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to Cullgen. Moreover, there may be some circumstances where Cullgen is unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If Cullgen is subject to a dispute challenging Cullgen’s rights in or to patents or other intellectual property, such a dispute could be expensive and time consuming. If Cullgen was unsuccessful, Cullgen could lose valuable rights in intellectual property that Cullgen regards as its own.
Intellectual property rights do not necessarily address all potential threats to Cullgen’s competitive advantage.
The degree of future protection afforded by Cullgen’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Cullgen’s business, or permit Cullgen to maintain Cullgen’s competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Cullgen’s technology, Cullgen may not be able to fully exercise or extract value from Cullgen’s intellectual property rights. The following examples are illustrative:
•	others may be able to make product candidates similar to Cullgen’s product candidates but that are not covered by the claims of the patents that Cullgen owns or has exclusively licensed;
•	the patents of third parties may have a material and adverse effect on Cullgen’s business;
•
Cullgen or any future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that Cullgen owns or has exclusively licensed;

•	Cullgen or any future strategic partners might not have been the first to file patent applications covering certain of Cullgen’s inventions;
•
others may independently develop similar or alternative technologies or duplicate any of Cullgen’s technologies without infringing, misappropriating, or otherwise violating Cullgen’s intellectual property rights;

•	Cullgen’s pending patent applications might not lead to issued patents;
•
issued patents that Cullgen owns or has exclusively licensed may not provide Cullgen with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by Cullgen’s competitors;

•
Cullgen cannot predict the degree and range of protection any issued patents will afford Cullgen against competitors, whether or not others will obtain patents claiming aspects similar to those covered by Cullgen’s patents and patent applications, or whether Cullgen will need to initiate litigation or administrative proceedings which may be costly whether Cullgen wins or loses;

•
Cullgen’s competitors might conduct research and development activities in countries where it does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Cullgen’s major commercial markets;

•	third parties performing manufacturing or testing for Cullgen using Cullgen’s product candidates or technologies could use the intellectual property of others without obtaining a proper license; and
•	Cullgen may not develop additional technologies that are patentable.
Should any of these events occur, they could significantly harm Cullgen’s business, results of operations, and prospects.
Cullgen relies on trade secret and proprietary know-how, which can be difficult to trace and enforce and, if Cullgen is unable to protect the confidentiality of Cullgen’s trade secrets, Cullgen’s business and competitive position would be harmed.
Trade secrets and/or proprietary know-how can be difficult to protect or maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, Cullgen generally requires its employees, consultants, contractors, collaborators, advisors, and other third parties to enter into confidentiality agreements with Cullgen. Despite these efforts, any of these parties may unintentionally or willfully breach the agreements and disclose Cullgen’s confidential information, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Monitoring unauthorized uses and disclosures is difficult, and Cullgen does not know whether the steps Cullgen has taken to protect Cullgen’s proprietary technologies will be effective. Enforcing a claim that a third party illegally obtained and is using trade secrets and/or confidential know-how is also expensive, time-consuming, and unpredictable.
The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. The laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Cullgen may encounter significant problems in protecting and defending Cullgen’s intellectual property both in the United States and abroad. Furthermore, if a competitor lawfully obtained or independently developed any of Cullgen’s trade secrets, Cullgen would have no right to prevent such competitor from using that technology or information to compete with Cullgen, which could harm Cullgen’s competitive position. Additionally, if the steps taken to maintain Cullgen’s trade secrets are deemed inadequate, Cullgen may have insufficient recourse against third parties for misappropriating the trade secret. In addition, some courts inside and outside the United States are less willing or are unwilling to protect trade secrets or other proprietary information.
Any sort of contested proceeding related to intellectual property, whether offensive or defensive, may cause Cullgen to incur significant expenses and would be likely to divert significant resources from Cullgen’s core business, including distracting Cullgen’s technical and management personnel from their normal responsibilities, and may impact Cullgen’s reputation.
There could be public announcements of the results of or developments in hearings, motions or other interim proceedings and if securities analysts or investors perceive these results or developments to be negative, it could have a material and adverse effect on Cullgen’s reputation. Such litigation or proceedings could substantially increase Cullgen’s operating losses and reduce Cullgen’s resources available for development activities. Cullgen may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Cullgen’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Cullgen can because of their greater financial resources. Infringement or related suits against Cullgen by others could result in damages awards against Cullgen or injunction or other equitable relief precluding continued commercialization of Cullgen’s products. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Cullgen’s ability to compete in the marketplace.
Obtaining and maintaining Cullgen’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and Cullgen’s patent protection could be reduced or eliminated for noncompliance with these requirements.
Periodic maintenance and annuity fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process and in order to maintain the patent once issued. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents within prescribed time limits. If Cullgen fails to maintain the patents and patent applications covering Cullgen’s product candidates or if Cullgen otherwise allows its patents or patent applications to be abandoned or lapse, Cullgen’s competitors might be able to enter the market, which would have a material and adverse effect on Cullgen’s business.
Cullgen’s information technology systems, or those used by Cullgen’s CROs or other contractors or consultants, may fail or suffer security breaches, which could materially and adversely affect Cullgen’s business.
In the ordinary course of Cullgen’s business, Cullgen collects, stores, and transmits large amounts of confidential information in digital form. Despite the implementation of security measures, Cullgen’s information technology systems and data, and those of Cullgen’s current or future CROs or other contractors and consultants, are vulnerable to compromise or damage from computer hacking, malicious software, fraudulent activity, employee misconduct, human error, telecommunication and electrical failures, natural disasters, or other cybersecurity attacks or accidents. While Cullgen continues to make investments to improve the protection of data and information technology, there can be no assurance that Cullgen’s efforts will prevent service interruptions or security breaches. Although, to Cullgen’s knowledge, Cullgen has not experienced any material cybersecurity incident to date, if such an event were to occur, it could seriously harm Cullgen’s development programs and Cullgen’s business operations, materially impact Cullgen’s relationships with CROs, contractors or consultants or subject Cullgen to litigation or regulatory actions taken by governmental authorities. See the section titled “Cullgen’s Business—Government Regulation—Data Privacy and Security Laws” in this proxy statement/prospectus. Further, a cybersecurity incident may disrupt Cullgen’s business or damage Cullgen’s reputation, which could have a material adverse effect on Cullgen’s business, prospects, operating results, stockholder value, and financial condition. Cullgen could also incur substantial remediation costs, including the costs of investigating the incident, repairing or replacing damaged systems, restoring normal business operations, implementing increased cybersecurity protections, and paying increased insurance premiums.
In addition, because Cullgen collects, stores and transmits confidential information in digital form, Cullgen, and third parties who Cullgen works with, are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. Cullgen is or may become subject to the terms of contractual obligations related to privacy, data protection, and data security. Cullgen’s obligations may also change or expand as Cullgen’s business grows. The actual or perceived failure by Cullgen or third parties related to Cullgen to comply with such laws, regulations and obligations could increase Cullgen’s compliance and operational costs, expose Cullgen to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on Cullgen’s business, financial condition, and results of operations. See the section titled “Cullgen’s Business—Government Regulation—Data Privacy and Security Laws” in this proxy statement/prospectus for a more detailed description of the laws that may affect Cullgen’s ability to operate. See the section titled “—Risks Related to Cullgen’s Business Operations in the PRC—Compliance with the PRC's new Data Security Law, Cyber Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme on cyber security and any other future laws and regulations may entail significant expenses and could affect Cullgen’s business” in this proxy statement/prospectus for a detailed description of the implications of Cullgen’s collection of sensitive personal data in China.
Cullgen’s General Risk Factors
Cullgen’s business has a significant presence in China, which creates greater geopolitical risks, and could more generally be adversely affected by economic downturns, international trade policies, trade disputes or the emergency of a trade war, inflation, fluctuating interest rates, natural disasters, public health crises, such as pandemics, political crises, geopolitical events, or other macroeconomic conditions, which could have a material and adverse effect on Cullgen’s results of operations and financial condition.
The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, fluctuating interest rates, and uncertainty about economic stability. For example, fluctuating interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending, and ongoing military conflicts throughout the world have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect Cullgen’s business or the third parties on whom Cullgen relies. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect Cullgen by increasing Cullgen’s costs, including labor and employee benefit costs.
Cullgen has experienced and may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on Cullgen’s results of operations and financial condition.
Trade policies and geopolitical disputes (including as a result of China-Taiwan relations) and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect Cullgen’s business, particularly if these measures occur in regions where Cullgen sources its components or raw materials. In addition, tensions between the United States and China have led to a series of tariffs being imposed by the United States on imports from China mainland, as well as other business restrictions. Tariffs increase the costs of the components and raw materials Cullgen sources. Countries may also adopt other measures, such as controls on imports or exports of goods, technology or data, that could adversely impact the Company’s operations and supply chain. For details regarding the risks related to the relations between China and the United States, see “—Risks Related to Cullgen’s Business Operations in the PRC—Changes in the political and economic policies of the Chinese government or relations between China and the United States may affect Cullgen’s business, financial condition and results of operations” in this proxy statement/prospectus.
Further, military conflicts or wars (such as the ongoing conflicts between Russia and Ukraine and in the Middle East) can cause exacerbated volatility and disruptions to various aspects of the global economy. The uncertain nature, magnitude, and duration of hostilities stemming from such conflicts, including the potential effects of sanctions and counter-sanctions, or retaliatory cyber-attacks on the world economy and markets, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect Cullgen’s business and operations, such as worldwide supply chain issues. It is not possible to predict the short and long-term implications of military conflicts or wars or geopolitical tensions which could include further sanctions, uncertainty about economic and political stability, increases in inflation rate and energy prices, cyber-attacks, supply chain challenges and adverse effects on currency exchange rates and financial markets.
Additionally, Cullgen’s operations and facilities, as well as operations of Cullgen’s suppliers and manufacturers, may be located in areas that are prone to earthquakes, wildfires and other natural disasters. Such operations and facilities are also subject to the risk of interruption by drought, power shortages, nuclear power plant accidents and other industrial accidents, terrorist attacks and other hostile acts, ransomware and other cybersecurity attacks, labor disputes, public health crises, and other events beyond Cullgen’s control. Global climate change is resulting in certain types of natural disasters occurring more frequently or with more intense effects. Such events can create delays or interruptions to Cullgen’s development efforts and inefficiencies in Cullgen’s supply and manufacturing chain. Significant delays in Cullgen’s development efforts could materially impact its ability to obtain regulatory approval and to commercialize Cullgen’s products, if approved. Any insurance Cullgen maintains against damage to Cullgen’s property and the disruption of its business due to disaster may not be sufficient to cover all of Cullgen’s potential losses and may not continue to be available to Cullgen on acceptable terms, or at all. Further, because Cullgen relies on single or limited sources for the supply and manufacture of many critical components, a business interruption affecting such sources would exacerbate any negative consequences to Cullgen.
In addition, any future public health crises, may affect Cullgen’s operations and those of third parties on which Cullgen relies, including its business partners and suppliers. Cullgen may in the future experience:
•	delays in receiving authorization from regulatory authorities to initiate any planned clinical trials, inspections, reviews and approvals of products;
•	delays or difficulties enrolling patients in Cullgen’s clinical trials;
•	delays in or disruptions to the conduct of preclinical programs and clinical trials;
•	constraints on the movement of products and supplies through the supply chain, which can disrupt Cullgen’s ability to conduct clinical trials and develop its product candidates;
•	price increases in raw materials and capital equipment, as well as increasing price competition in Cullgen’s markets;
•	adverse impacts on Cullgen’s workforce and/or key employees; and
•	increased risk that counterparties to Cullgen’s contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations.
Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect Cullgen’s business, financial condition or results of operations.
Cullgen’s cash held in non-interest-bearing and interest-bearing accounts exceeds the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. If such banking institutions were to fail, Cullgen could lose all or a portion of those amounts held in excess of such insurance limitations. The FDIC may not make all account holders whole in the event of bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed.

Any material loss that Cullgen may experience in the future or inability for a material time period to access Cullgen’s cash and cash equivalents could have an adverse effect on Cullgen’s ability to pay Cullgen’s operational expenses or make other payments, which could adversely affect Cullgen’s business.
Litigation filed against Cullgen could harm Cullgen’s business, and insurance coverage may not be sufficient to cover all related costs and damages.
Cullgen may face the threat of legal claims and regulatory matters involving various aspects of Cullgen’s business. Litigation is inherently uncertain, and adverse rulings may occur, including awards of monetary damages, that may have a material adverse impact on Cullgen’s business. These lawsuits may also divert management’s attention and resources, and may require Cullgen to incur substantial costs, some of which will not be covered by insurance.
Cullgen may become exposed to costly and damaging liability claims, either when testing a product candidates in the clinic or at the commercial stage, and Cullgen’s product liability insurance may not cover all damages from such claims.
Cullgen is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. While Cullgen currently has no products that have been approved for commercial sale, the future use of a product candidates in clinical trials, and the sale of any approved products in the future, may expose Cullgen to liability claims. These claims may be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such products. Any claims against Cullgen, regardless of their merit, could be difficult and costly to defend and could materially and adversely affect the market for Cullgen’s product candidates or any prospects for commercialization of Cullgen’s product candidates. Although Cullgen currently maintains adequate product liability insurance for Cullgen’s product candidates, it is possible that any liabilities could exceed Cullgen’s insurance coverage or that in the future Cullgen may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Cullgen for uninsured liabilities or in excess of insured liabilities, Cullgen’s assets may not be sufficient to cover such claims and Cullgen’s business operations could be impaired.
Provisions in the Cullgen Charter and the Cullgen Bylaws and Delaware law might discourage, delay, or prevent a change in control of Cullgen or changes in Cullgen’s management and, therefore, adversely affect Cullgen’s business.
The Cullgen Charter and the Cullgen Bylaws each contain provisions that could discourage, delay, or prevent a change in control of Cullgen or changes in Cullgen’s management that Cullgen stockholders may deem advantageous. As a Delaware corporation, Cullgen is subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of Cullgen.
The Cullgen Charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between Cullgen and its stockholders, which could limit Cullgen stockholders’ ability to obtain a favorable judicial forum for disputes.
The Cullgen Charter provides that the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction) is the exclusive forum for certain actions. It also provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage lawsuits. In addition, there is uncertainty as to whether a court would enforce such provisions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in the Cullgen Charter to be inapplicable or unenforceable in an action, Cullgen may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially and adversely affect Cullgen’s business.

Cullgen’s ability to use its net operating loss carryforwards and other tax attributes may be limited.
As of December 31, 2024 Cullgen utilized all of its U.S. federal net operating loss (“NOL”) and no longer has U.S. federal NOL carryforwards. As of December 31, 2024, Cullgen had U.S. state NOL carryforwards of $6.0 million, which may be available to offset future taxable income. The U.S. state NOL carryforwards will begin to expire in 2038. As of December 31, 2024 Cullgen has foreign net operating loss carryforwards of $52.5 million of which $52.2 million were generated in China beginning in 2019 and have a carryforward period of 10 years and $0.3 million were generated in Australia beginning in 2024 and have an unlimited carryforward period. As of December 31, 2024, Cullgen also had gross federal tax credits of $0.2 million, which may be used to offset future tax liabilities. This tax credit carryforward may be carried forward indefinitely. Use of Cullgen’s NOL carryforwards and tax credit carryforwards depends on many factors, including having current or future taxable income, which cannot be assured.
Risks Related to the Combined Company
If any of the events described in “Risks Related to Pulmatrix” or “Risks Related to Cullgen” occur, those events could cause potential benefits of the Merger not to be realized.
Following completion of the Merger, the Combined Company will be susceptible to many of the risks described in the sections titled “Risks Related to Pulmatrix” and “Risks Related to Cullgen” in this proxy statement/prospectus. To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the Combined Company could be adversely affected in a material way. This could cause the market price of the Combined Company common stock to decline.
The market price of the Combined Company common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
The market price of the Combined Company common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Combined Company common stock to fluctuate include:
•
results of clinical trials and preclinical studies of the Combined Company’s product candidates, or those of the Combined Company’s competitors or the Combined Company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the Combined Company may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;
•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Combined Company or its competitors;
•	actions taken by regulatory agencies with respect to the Combined Company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Company’s ability to obtain patent protection for its technologies;
•	additions or departures of key personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the Combined Company’s business, or if they issue adverse or misleading opinions regarding its business and stock;
•	changes in the market valuations of similar companies;
•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;
•	sales of securities by the Combined Company or its securityholders in the future;
•	if the Combined Company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of the Combined Company common stock;
•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;
•	the introduction of technological innovations or new therapies that compete with the products and services of the Combined Company; and
•	period-to-period fluctuations in the Combined Company’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Combined Company common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the Combined Company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the Combined Company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.
The Combined Company may incur losses for the foreseeable future and may never achieve profitability.
The Combined Company may never become profitable, even if it is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the Combined Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.
If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.
The Combined Company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the Combined Company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the Combined Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.
The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
The Combined Company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of CG001419, CG009301 and Cullgen’s future product candidates. The Combined Company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute the Combined Company stockholders’ ownership interests or inhibit the Combined Company’s ability to achieve its business objectives. If the Combined Company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the Combined Company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Combined Company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Combined Company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the Combined Company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the Combined Company or its stockholders.
The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.
The Combined Company will incur significant legal, accounting and other expenses as a public company that Cullgen did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The Combined Company’s management team will consist of the executive officers of Cullgen prior to the Merger. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the Combined Company complies with all of these requirements. Any changes the Combined Company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.
Upon completion of the Merger, failure by the Combined Company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.
Upon completion of the Merger, Pulmatrix, under the new name “Cullgen Inc.” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Pulmatrix agreed to use its commercially reasonable efforts to cause the shares of Pulmatrix common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the effective time of the Merger. In order to ensure that Pulmatrix is able to meet the $4.00 minimum bid price initial listing requirement at the Closing, the Pulmatrix board of directors intends to effect a reverse stock split of the shares of Pulmatrix common stock at a ratio of between 2:1 to 10:1. In addition, often a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the Combined Company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq.
Upon a potential delisting from Nasdaq, if the common stock of the Combined Company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the Combined Company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the Combined Company. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the Combined Company and could have a material adverse effect on the Combined Company.
Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the Combined Company will be subject to additional laws and regulations affecting public companies that will increase the Combined Company’s costs and the demands on management and could harm the Combined Company’s operating results and cash flows.
The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC, annual, quarterly and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, the Combined Company may take advantage of exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the Combined Company’s periodic reports and proxy statements. In addition, if the Combined Company is a smaller reporting company with less than $100.0 million in annual revenue, it would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the Combined Company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of the Combined Company common stock may be harmed. For example, if the Combined Company or its independent auditor identifies deficiencies in the Combined Company’s internal control over financial reporting that are deemed to be material weaknesses the Combined Company could face additional costs to remedy those deficiencies, the market price of the Combined Company common stock could decline or the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.
If the Combined Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.
Provided the Combined Company continues to be listed on Nasdaq, the Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective disclosure controls and procedures and internal control over financial reporting. The Combined Company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Cullgen has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Merger, the Combined Company will be required to incur substantial professional fees and internal costs to expand its accounting and finance functions and expend significant management efforts. The Combined Company may experience difficulty in meeting these reporting requirements in a timely manner.
The Combined Company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Combined Company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If the Combined Company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the Combined Company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
The unaudited pro forma condensed combined financial information for Pulmatrix and Cullgen included in this proxy statement/prospectus are preliminary, and the Combined Company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma financial information for Pulmatrix and Cullgen included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the Combined Company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The Combined Company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 297 of this proxy statement/prospectus.
Pulmatrix and Cullgen do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future other than the Cash Dividend that Pulmatrix plans to declare and pay to the holders of record of outstanding shares of Pulmatrix common stock as of a record date prior to the effective time of the Merger, to be set by the Pulmatrix board of directors as close as reasonably practicable to (but not later than) the anticipated Closing Date.
Other than the Cash Dividend, the current expectation is that the Combined Company will retain its future earnings, if any, to fund the growth of the Combined Company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the Combined Company will be your sole source of gain, if any, for the foreseeable future.
An active trading market for the Combined Company common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Merger, there had been no public market for shares of Cullgen capital stock. An active trading market for the Combined Company’s shares of common stock may never develop or be sustained. If an active market for the Combined Company common stock does not develop or is not sustained, it may be difficult for the Combined Company stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the Combined Company common stock price to decline.
If existing securityholders of Pulmatrix and Cullgen sell, or indicate an intention to sell, substantial amounts of the Combined Company common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the Combined Company could decline. Based on shares outstanding as of May 1, 2025, after giving effect to the estimated Exchange Ratio and shares expected to be issued upon completion of the Merger but prior to giving effect to the anticipated Pulmatrix reverse stock split, the Combined Company is expected to have outstanding a total of approximately 101.2 million shares of common stock immediately following the completion of the Merger. Approximately 3.7 million shares will be freely tradeable upon completion of the Merger and approximately 97.5 million shares will become available for sale in the public market beginning 180 days after the Closing as a result of the expiration of lock-up agreements between Pulmatrix on the one hand and certain securityholders of Cullgen on the other hand (and without giving effect to any restrictions on resale under securities laws). In addition, shares of common stock that are subject to outstanding options of Cullgen will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the Combined Company common stock could decline.
After completion of the Merger, the Combined Company executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company stockholders for approval.
Upon the completion of the Merger, it is anticipated that the Combined Company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 70.0% of the Combined Company’s outstanding shares of common stock (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, Pulmatrix’s Net Cash as of Closing being at least $2,500,000. Pulmatrix management currently anticipates Pulmatrix’s Net Cash as of Closing will be approximately $3,500,000, before allocating $2,500,000 to Cullgen and before giving effect to the Cash Dividend, which is expected to be approximately $1,000,000, and the currently estimated ownership percentages reflect this projection. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the Combined Company stockholders for approval, as well as the Combined Company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the Combined Company’s assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.
The trading market for the Combined Company common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the Combined Company common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company. You may not agree with the Combined Company’s decisions, and its use of the proceeds may not yield any return on your investment. The Combined Company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Combined Company’s cash resources.
The Combined Company’s ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.
As discussed above, Pulmatrix has incurred losses during its history, and the Combined Company does not expect to become profitable in the near future and may never achieve profitability. As of December 31, 2024, Pulmatrix had federal and state NOL carryforwards of approximately $70.0 million and $22.3 million, respectively. Pulmatrix had approximately $1.9 million of federal and state research and development credits that may be used to offset future taxable income. Under current law, Pulmatrix’s U.S. federal NOLs of $66.2 million incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Combined Company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company’s future cash flows could be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and the documents incorporated by reference herein contain forward-looking statements relating to Pulmatrix, Cullgen, the Merger and the other proposed transactions contemplated thereby.
These forward-looking statements include express or implied statements relating to each of the Pulmatrix and Cullgen management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Pulmatrix, Cullgen or the proposed transaction will be those that have been anticipated.
These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pulmatrix’s or Cullgen’s control) or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks. uncertainties and other factors include, but are not limited to: the risk that the conditions to the Closing are not satisfied, including the failure to obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Pulmatrix and Cullgen to consummate the Merger; risks related to Pulmatrix’s continued listing on the Nasdaq Stock Market until closing of the Merger; risks related to Pulmatrix’s and Cullgen’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the Combined Company upon closing of the Merger and other events and unanticipated spending and costs that could reduce the Combined Company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; statements regarding the Cash Dividend that Pulmatrix may pay the Pulmatrix stockholders in connection with the completion of the Merger; the effect of the announcement or pendency of the Merger on Pulmatrix’s or Cullgen’s business relationships, operating results and business generally; costs related to the Merger; the outcome of any legal proceedings that may be instituted against Pulmatrix, Cullgen or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of Cullgen to protect its intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; adverse legislative, regulatory, political and economic developments; the initiation, timing and success of preclinical studies, clinical trials and research and development programs for Pulmatrix’s and Cullgen’s current and future product candidates; the costs related to Pulmatrix’s and Cullgen’s preclinical studies, clinical trials and research and development programs; success in retaining, or changes required in, Pulmatrix’s and Cullgen’s officers, key employees or directors; Pulmatrix’s public securities’ potential liquidity and trading; regulatory actions with respect to Pulmatrix’s and Cullgen’s product candidates or their respective competitors’ products and product candidates; Pulmatrix’s and Cullgen’s ability to manufacture its product candidates in conformity with the FDA’s requirements and to scale up manufacturing of its product candidates to commercial scale, if approved; Pulmatrix’s and Cullgen’s reliance on third-party contract development and manufacturer organizations to manufacture and supply product candidates; the beneficial characteristics, and the potential safety, efficacy and therapeutic effects of Pulmatrix’s and Cullgen’s product candidates; Pulmatrix’s and Cullgen’s ability to successfully commercialize product candidates, if approved, and the rate and degree of market acceptance of such product candidates; and developments and projections relating to Pulmatrix’s and Cullgen’s competitors or industry. Should one or more of these risks or uncertainties materialize, or should any of Pulmatrix’s or Cullgen’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Pulmatrix considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Pulmatrix’s and Cullgen’s forward-looking statements only speak as of the date they are made, and Pulmatrix and Cullgen do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
For a discussion of the factors that may cause Pulmatrix, Cullgen or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Pulmatrix and Cullgen to complete the Merger and the effect of the Merger on the business of Pulmatrix, Cullgen and the Combined Company, please see the section titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 328 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Pulmatrix, Cullgen or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Pulmatrix and Cullgen do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF PULMATRIX STOCKHOLDERS
Date, Time and Place
The Pulmatrix Special Meeting will be held on June 16, 2025, commencing at 8:30 a.m. Eastern Time, unless postponed or adjourned to a later date. The Pulmatrix Special Meeting will be held exclusively online. You will be able to attend and participate in the Pulmatrix Special Meeting online by visiting www.virtualshareholdermeeting.com/PULM2025SM, where you will be able to listen to the meeting live, submit questions and vote. Pulmatrix is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Pulmatrix board of directors for use at the Pulmatrix Special Meeting and any adjournments or postponements of the Pulmatrix Special Meeting. This proxy statement/prospectus is first being mailed to Pulmatrix stockholders on or about May 9, 2025.
Purposes of the Pulmatrix Special Meeting
The purposes of the Pulmatrix Special Meeting are:
1.
To approve (i) the issuance of shares of Pulmatrix common stock, which will represent more than 20% of the shares of Pulmatrix common stock outstanding immediately prior to the Merger, to Cullgen stockholders pursuant to the terms of the Agreement and Plan of Merger and Reorganization among Pulmatrix, Cullgen, Merger Sub and Merger Sub II, dated as of November 13, 2024, as amended by the Merger Agreement Amendment, copies of which are attached as Annex A to this proxy statement/prospectus, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.
To approve an amendment to the Pulmatrix Charter to effect a reverse stock split of Pulmatrix’s issued and outstanding common stock at a ratio determined by the Pulmatrix board of directors and agreed to by Cullgen, of one new share of Pulmatrix common stock for every 2 to 10 shares (or any number in between) of outstanding Pulmatrix common stock in the form attached as Annex B; to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.
Approve an amendment to the Pulmatrix Charter to increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue from 200,000,000 to 250,000,000, in the form attached as Annex C (the “Authorized Share Increase Proposal” or “Proposal No. 3”);

4.	Approve the Cullgen Inc. 2025 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);
5.	Approve the Cullgen Inc. 2025 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);
6.
Elect the Class II director, Richard Batycky, Ph.D., to the Pulmatrix board of directors and to hold office until Pulmatrix’s 2028 annual meeting of stockholders and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal (the “Director Election Proposal” or “Proposal No. 6”), provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the Pulmatrix board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement;

7.
Ratify the appointment of CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm for fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal” or “Proposal No. 7”), provided that Ernst & Young Hua Ming LLP is expected to be appointed for that fiscal year if the Merger is completed as the Combined Company’s independent registered public accounting firm;

8.
To approve an adjournment of the Pulmatrix Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 7 (the “Adjournment Proposal” or “Proposal No. 8”); and

9.	To transact such other business as may properly come before the stockholders at the Pulmatrix Special Meeting or any adjournment or postponement thereof.
Each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of Pulmatrix common stock in connection with the Merger, the amendment to the Pulmatrix Charter to effect a reverse stock split of Pulmatrix’s issued and outstanding common stock and the amendment to the Pulmatrix Charter to increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue will not take place unless approved by the requisite Pulmatrix stockholders and the Merger is consummated. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.
Recommendation of the Pulmatrix Board of Directors
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The Pulmatrix board of directors has determined and believes that the issuance of shares of Pulmatrix common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders and has approved such issuance. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 1 to approve the issuance of shares of Pulmatrix common stock pursuant to the Merger Agreement and the change of control resulting from the Merger.

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The Pulmatrix board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders to approve the amendment to the Pulmatrix Charter to effect the reverse stock split, as described in this proxy statement/prospectus. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 2 to approve the reverse stock split.

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The Pulmatrix board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders to approve the amendment to the Pulmatrix Charter to increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue from 200,000,000 to 250,000,000, as described in this proxy statement/prospectus. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 3 to approve the increase of authorized shares of Pulmatrix common stock.

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The Pulmatrix board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders to approve the Cullgen Inc. 2025 Stock Incentive Plan, as described in this proxy statement/prospectus. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 4 to approve the Cullgen Inc. 2025 Stock Incentive Plan.

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The Pulmatrix board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders to approve the Cullgen Inc. 2025 Employee Stock Purchase Plan, as described in this proxy statement/prospectus. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 5 to approve the Cullgen Inc. 2025 Employee Stock Purchase Plan.

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The Pulmatrix board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders to elect Richard Batycky, Ph.D. to serve on the Pulmatrix board of directors in the class of directors with terms expiring at Pulmatrix’s 2028 annual meeting of stockholders, provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the Pulmatrix board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 6 to elect Richard Batycky, Ph.D. to serve on the Pulmatrix board of directors in the class of directors with terms expiring at Pulmatrix’s 2028 annual meeting of stockholders.

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The Pulmatrix board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders to ratify the selection of CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm for the fiscal year ending December 31, 2025, provided that Ernst & Young Hua Ming LLP is expected to be appointed for that fiscal year if the Merger is completed as the Combined Company’s independent registered public accounting firm. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 7 to ratify the selection of CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

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The Pulmatrix board of directors has determined and believes that adjourning the Pulmatrix Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 7 is fair to, in the best interests of, and advisable to, Pulmatrix and its stockholders and has approved and adopted the proposal. The Pulmatrix board of directors unanimously recommends that Pulmatrix stockholders vote “FOR” Proposal No. 8 to adjourn the Pulmatrix Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 7.
Record Date and Voting Power
Only holders of record of Pulmatrix common stock at the close of business on the record date, May 1, 2025 (the “Record Date”), are entitled to notice of, and to vote at, the Pulmatrix Special Meeting. At the close of business on the Record Date, there were 43 holders of record of Pulmatrix common stock and there were 3,652,285 shares of Pulmatrix common stock issued and outstanding. Each share of Pulmatrix common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. A complete list of registered stockholders entitled to vote at the Pulmatrix Special Meeting will be available for inspection at the principal executive offices of Pulmatrix during regular business hours for the 10 calendar days prior to the Pulmatrix Special Meeting. The list will also be available online during the Pulmatrix Special Meeting.
Voting and Revocation of Proxies
This proxy statement/prospectus is solicited on behalf of the Pulmatrix board of directors for use at the Pulmatrix Special Meeting.
If, as of the Record Date referred to above, your shares were registered directly in your name with the transfer agent for Pulmatrix common stock, VStock Transfer, then you are a stockholder of record. Whether or not you plan to attend the Pulmatrix Special Meeting virtually, Pulmatrix urges you to fill out and return the proxy card, the form of which is attached hereto as Annex J, or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.
The procedures for voting are as follows:
If you are a stockholder of record, you may vote at the Pulmatrix Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Pulmatrix Special Meeting virtually, Pulmatrix encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Pulmatrix Special Meeting, you may still attend the Pulmatrix Special Meeting and vote. In such case, your previously submitted proxy will be disregarded.
•	To vote at the Pulmatrix Special Meeting, attend the Pulmatrix Special Meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/PULM2025SM.
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To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Pulmatrix Special Meeting, Pulmatrix will vote your shares in accordance with the proxy card.

•	To vote by proxy over the internet, follow the instructions provided on the proxy card.
•	To vote by telephone, you may vote by proxy by calling the toll free number found on the proxy card.
If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received voting instructions with these proxy materials from that organization rather than from Pulmatrix. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote online at the Pulmatrix Special Meeting, you must contact your broker, bank or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the Pulmatrix Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent for instructions.
Pulmatrix provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.
If you hold shares beneficially in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a “broker non-vote” with respect to such proposals. Accordingly, if you hold your shares beneficially in street name, please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank or other agent.
All properly executed proxies that are not revoked will be voted at the Pulmatrix Special Meeting and at any adjournments or postponements of the Pulmatrix Special Meeting in accordance with the instructions contained in the proxy. If a holder of Pulmatrix common stock properly executes and returns a proxy without giving specific instructions, it is the intention of the persons named in the accompanying proxy card to vote the shares represented by that proxy “FOR” all of the proposals in accordance with the recommendation of the Pulmatrix board of directors.
If you are a stockholder of record of Pulmatrix, you may change your vote at any time before your proxy is voted at the Pulmatrix Special Meeting in any one of the following ways:
•	You may submit another properly completed proxy with a later date by mail or via the internet.
•	You can provide your proxy instructions via telephone at a later date.
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You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Pulmatrix’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Pulmatrix’s corporate secretary prior to the taking of the vote at the Pulmatrix Special Meeting. Such written notice of revocation or subsequent proxy card should be sent to Pulmatrix’s principal executive offices at Pulmatrix, Inc., 945 Concord Street, Suite 1217, Framingham, MA 01701, Attention: Corporate Secretary.

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You may attend the Pulmatrix Special Meeting and vote during the meeting by following the instructions at www.virtualshareholdermeeting.com/PULM2025SM, although attendance at the Pulmatrix Special Meeting will not, by itself, revoke and/or change your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.
Required Vote
The presence at the Pulmatrix Special Meeting of the holders of one-third of the voting power of all the shares of Pulmatrix common stock outstanding and entitled to vote at the Pulmatrix Special Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes, if any, will be counted towards a quorum. The affirmative vote of a majority of votes cast by the holders of Pulmatrix common stock, present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on such matters, voting affirmatively or negatively (excluding abstentions and broker non-votes), assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5, 7 and 8. A nominee will be elected as a director at the Pulmatrix Special Meeting if the nominee receives a plurality of the votes cast “FOR” their election by the holders of Pulmatrix common stock, present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on such election of directors. “Plurality” means that the individual who receives the highest number of votes cast “FOR” is elected as a director. Stockholders do not have cumulative voting rights for the election of directors. Each of Proposal Nos. 1, 2 and 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The issuance of Pulmatrix common stock in connection with the Merger and the change of control resulting from the Merger, the amendment to the Pulmatrix Charter to effect a reverse stock split of Pulmatrix’s issued and outstanding common stock and the amendment to the Pulmatrix Charter to increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue will not take place unless approved by the requisite Pulmatrix stockholders and the Merger is consummated.
Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes, if any. An abstention or failure to instruct your broker how to vote with respect to Proposals Nos. 1, 2, 3, 4, 5, 6, 7 and 8 will not be counted as an affirmative or negative vote and will have no effect on the outcome of the vote with respect to Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8.
Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of Pulmatrix may solicit proxies from Pulmatrix stockholders by personal interview, telephone, email, fax or otherwise. Pulmatrix and Cullgen will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Pulmatrix common stock for the forwarding of solicitation materials to the beneficial owners of Pulmatrix common stock. Pulmatrix will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Pulmatrix has retained Campaign Management to assist it in soliciting proxies using the means referred to above. Pulmatrix will pay the fees of Campaign Management, which Pulmatrix expects to be approximately $12,000 plus reimbursement of out-of-pocket expenses. Solicitations also may be made by personal interview, mail, telephone, and electronic communications by directors, officers, and other employees without additional compensation.
As of the date of this proxy statement/prospectus, the Pulmatrix board of directors does not know of any business to be presented at the Pulmatrix Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Pulmatrix Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Householding of Proxy Statement/Prospectus
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single set of the proxy materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
In connection with the Pulmatrix Special Meeting, a number of brokers with account holders who are Pulmatrix stockholders will be “householding” Pulmatrix’s proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from his or her broker that the broker will be “householding” communications to such stockholder’s address, “householding” will continue until the stockholder is notified otherwise or until the stockholder revokes his or her consent. If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such stockholder should notify his or her broker or Pulmatrix. Direct the written request to Pulmatrix, Inc., 945 Concord Street, Suite 1217, Framingham, MA 01701, Attention: Corporate Secretary, telephone: (888) 355-4440. Stockholders who currently receive multiple copies of the proxy materials at their addresses and would like to request “householding” of their communications should contact their brokers.

THE MERGER
This section and the section titled “The Merger Agreement” beginning on page 144 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While Pulmatrix and Cullgen believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 328 of this proxy statement/prospectus.
Background of the Merger
The following chronology summarizes certain key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalog every contact or communication involving Pulmatrix, Cullgen, Merger Sub, Merger Sub II, the Pulmatrix board of directors, Pulmatrix management or any other parties, including their respective representatives.
This discussion of the Merger is qualified by reference to the Merger Agreement, as amended by the Merger Agreement Amendment, copies of which are attached as Annex A to this proxy statement/prospectus. You should read the entire Merger Agreement carefully because it is the legal document that governs the Merger.
We are asking our stockholders to vote on and approve the transactions contemplated in the Merger Agreement, including Proposal Nos. 1-8.
The Pulmatrix board of directors and management regularly review Pulmatrix’s operating and strategic plans to enhance stockholder value. This review involves, among other things, discussions of opportunities and risks associated with Pulmatrix’s product candidates, development programs, financial condition, and market, as well as a consideration of strategic alternatives available to Pulmatrix.
In May 2022, Pulmatrix was approached by a potential counterparty who expressed interest in acquiring Pulmatrix. The negotiations lapsed shortly thereafter, but given the interest expressed by this counterparty on July 25, 2022, Pulmatrix engaged MTS Health Partners (“MTS”) to act as its exclusive financial advisor in connection with a potential business combination transaction or out-licensing arrangements of Pulmatrix’s products. MTS, as Pulmatrix’s exclusive financial advisor, performed typical and customary financial advisory services.
In September 2022, the Pulmatrix board of directors decided to form a committee of the Pulmatrix board of directors (the “Deal Committee”) for the purpose of evaluating potential strategic options with respect to any business combination or any other transaction involving Pulmatrix or all or substantially all of its assets. The Deal Committee was not formed for the purposes of addressing potential or actual conflicts of interest of any director or officer of Pulmatrix. The Pulmatrix board of directors appointed Messrs. Teofilo Raad, Michael J. Higgins, Todd Bazemore, and Anand Varadan to serve on the Deal Committee. The Pulmatrix board of directors delegated to the Deal Committee the full power and authority to negotiate the terms of a transaction; provided that the full Pulmatrix board of directors retained the responsibility to approve the final definitive documentation governing any transaction.
In September 2022, MTS began outreach to 46 potential strategic merger partners and 21 potential out-licensing partners. As a result of this outreach, Pulmatrix signed non-disclosure agreements with no standstill or fallaway provisions for a term of five years with 18 parties, held 34 management and diligence meetings, and engaged in mutual due diligence with five parties.
On December 19, 2022, MTS, on behalf of Pulmatrix, sent process letters, with a bid deadline of December 23, 2022, to five of the parties that were contacted. Four of those parties submitted bids to Pulmatrix, with one party (“Party A”) submitting two bids with different proposed transaction structures (a stock for stock equity transaction and an asset transaction involving Pulmatrix’s PUR1900 and PUR1800 assets). Party A was a diversified public company with an over $1 billion market capitalization, while the other three parties were private companies, and proposed transactions which would have required a concurrent financing.
On December 30, 2022, the Pulmatrix Deal Committee met to discuss the various proposals received by Pulmatrix, resulting in the determination that Pulmatrix should continue to engage in negotiations with each of the four interested parties and to seek improved terms of the bids.
On January 4, 2023, Pulmatrix announced the successful completion of a Phase 1 trial evaluating safety and pharmacokinetics of PUR3100 in healthy volunteers.

Throughout January 2023, Pulmatrix held calls with each of the four interested parties to provide an update on the PUR3100 data, to answer diligence questions, to receive updates on the private counterparties’ concurrent financings efforts, and to generally continue negotiations. During this time, MTS reached out to an additional 19 large pharmaceutical companies on the data analysis of PUR3100 to gauge interest in a potential transaction, but none of the large pharmaceutical companies expressed interest in acquiring or in-licensing PUR3100.
On January 24, 2023, Pulmatrix’s management determined that Party A, being a diversified public company, was the most likely opportunity to enhance stockholder value with a higher probability of closing. The other three private companies that had expressed interest lacked cash on hand to fund their upcoming planned trials and the Deal Committee had considerable doubts regarding those parties’ ability to raise the requisite funds to close a transaction with Pulmatrix and to fund their own programs post-closing.
On January 26, 2023, after meeting with the Deal Committee, Pulmatrix’s management recommended to the Pulmatrix board of directors at a meeting of the Pulmatrix board of directors to negotiate the asset deal with Party A.
Over the subsequent months, Pulmatrix and Party A held over 25 due diligence meetings covering financial, clinical, human resources, information technology, and legal aspects of the contemplated transaction and the companies, including all-hands calls with each company’s respective management teams, and their respective legal and other advisors.
On March 17, 2023, Party A informed Pulmatrix that it was no longer interested in pursuing the asset transaction.
On March 20, 2023, Party A offered Pulmatrix a revised stock for stock equity transaction structure with less favorable terms. The Pulmatrix board of directors met to discuss Party A’s revised offer on March 27, 2023, which consisted of an upfront payment component plus and a CVR, which payment was contingent upon receipt of the FDA approval of PUR1900 and on mutually agreed upon PUR1900 sales milestones. One of the closing conditions for Party A, however, was the consent of Pulmatrix’s clinical partner for PUR1900, Cipla, to co-promote the asset in the United States.
Party A and Cipla engaged in negotiations over the subsequent weeks regarding the co-promotion but were unable to reach a mutually agreeable solution, and Party A withdrew from the negotiations.
Following Party A’s disengagement, MTS reconnected with the parties that had previously submitted bids and reached out to an additional 13 potential strategic merger candidates. All the companies that expressed interest lacked cash to develop their own programs and lacked investor support for a concurrent financing.
On June 1, 2023, managements of each of Pulmatrix and Party B met to discuss the possibility of a transaction. Subsequently, the companies started to conduct mutual due diligence.
On June 13, 2023, Party B submitted a non-binding proposal for a merger with Pulmatrix. Under the proposal, Party B would own 80% and Pulmatrix would own 20% of the combined company, with Pulmatrix having an implied valuation of $20 million.
On June 21, 2023, the Deal Committee met to discuss the offer from Party B and determined to continue the negotiations with Party B.
On June 27, 2023, Party B submitted a revised offer based on conversations with Pulmatrix’s management and Party B’s advisors. Party B’s revised offer contemplated the signing and closing of the transaction on July 31, 2023, and theoretically valued the combined company at $100 million, with a 25% ownership by Pulmatrix and a 75% ownership by Party B.
On June 28, 2023, the Deal Committee met to discuss the revised proposal by Party B and determined that Pulmatrix should enter a period of exclusivity with Party B. On June 29, 2023, Pulmatrix and Party B executed a term sheet with an exclusivity period through July 31, 2023.
On July 7, 2023, the Deal Committee met again to discuss the status of the proposed transaction with Party B.
On July 17, 2023, the Pulmatrix board of directors met to discuss Party B’s proposal. Pulmatrix’s management and MTS provided an update on the status of the due diligence review. Party B was invited to attend this meeting to present Party B’s clinical programs and its potential financing efforts to support a potential transaction. Based on the discussion at the meeting, the Pulmatrix board of directors and Pulmatrix management decided to continue the scientific diligence on Party B’s programs.

On August 11, 2023, with the authorization of the Deal Committee, Pulmatrix presented a revised term sheet to Party B to reflect the perceived risks associated with Party B’s clinical programs. The proposal was for a 50/50 ownership split with Party B’s stockholders receiving a CVR that would result in Party B’s stockholders owning 75% of the pro forma company following positive Phase 1b data. The revised term sheet assumed that Pulmatrix would have enough cash at the closing of the proposed transaction to get through its ongoing Phase 2b trial for PUR1900, estimated to be $10-15 million, and Party B would bring at least $15 million in additional investment, which would be sufficient to reach Party B’s next clinical milestone. The revised term sheet also extended the prior exclusivity period to September 30, 2023.
On August 21, 2023, Pulmatrix engaged Destum Partners, Inc. (“Destum”) as its financial advisor in connection with a renewed search for out-licensing partners for PUR3100.
On September 6, 2023, Party B and Pulmatrix mutually agreed to end negotiations. The Pulmatrix board of directors did not believe that Party B had the requisite investor support to finance a transaction and Pulmatrix did not have excess cash to fund both its ongoing Phase 2b trial for PUR1900 and Party B’s proposed trial. On November 7, 2023, the Pulmatrix board of directors met to discuss the current progress of the Phase 2b study and tactics to improve patient enrollment for PUR1900. Destum had reached out to 33 parties regarding the licensing of PUR3100 but received few responses. With slow enrollment of the trial and limited M&A or out-licensing opportunities at the time, Pulmatrix began to consider a reverse merger. The Pulmatrix board of directors discussed that if Pulmatrix were to proceed in the direction of seeking a reverse merger, Pulmatrix had to settle its obligations to Cipla and its lease obligations, as those had previously been the major barriers to consummating a transaction. Pulmatrix would also need to conserve cash to make it an attractive reverse merger target to maximize stockholder value.
On January 8, 2024, Pulmatrix announced that it would stop patient enrollment in its Phase 2b trial and close the study for PUR1900.
On January 20, 2024, Pulmatrix received a letter of intent from Party A to acquire all of the outstanding shares of Pulmatrix for $8 million in cash and a 50% CVR on any cash paid on a licensing arrangement for PUR3100 prior to June 30, 2024.
On January 23, 2024, the Pulmatrix board of directors met to discuss Party A’s offer and, based on Pulmatrix’s management recommendation given the landscape of strategic options available at that time, the Pulmatrix board of directors decided to continue negotiations with Party A.
On January 25, 2024, after a meeting between the Chief Executive Officer of Pulmatrix and the Chief Executive Officer of Party A, Party A presented a summary of a series of transactions including cross license of technology, takeover of the Pulmatrix long-term lease and a services agreement.
On February 26, 2024, the Pulmatrix board of directors met and considered revisiting (i) a potential financing for PUR3100, (ii) a potential merger without the Cipla commitments or lease (enabled by a potential transaction with Party A), or (iii) a consider and quantify a potential liquidation scenario. At this time, the Pulmatrix board of directors reviewed projected liquidation values of (i) ($4.25 million) absent a potential transaction with Party A and (ii) $9.5 million post a potential transaction with Party A. These assessments were both based off a December 31, 2023, starting point for the analysis and assumed a long-form dissolution that could potentially take up to three years.
Beginning in March 2024, at the direction of the Pulmatrix board of directors, MTS sent a process letter to 50 companies, with a bid deadline of April 5, 2024, regarding a reverse merger opportunity with Pulmatrix. Eight companies signed non-disclosure agreements for a term of five years with no standstill or fallaway provisions, and each submitted a letter of intent.
On April 8, 2024, Pulmatrix’s management provided the Deal Committee with an update on the bids received and identified Party C and another company as being the most interested parties that they wanted to present to the Deal Committee.
On April 9, 2024, Pulmatrix’s management and MTS met with Party C and, on April 15, 2024, Pulmatrix’s management met with the other company.
On April 15, 2024, the Deal Committee met and determined that Party C had the most likely opportunity to enhance stockholder value because it proposed an accelerated due diligence, signing and closing process.

On April 18, 2024, the Chairman of the Pulmatrix board of directors and Pulmatrix’s management met with Party C to discuss the bid and next steps.
On April 19, 2024, Party C revised its bid and proposed a three-way transaction with Pulmatrix and Party D.
On April 22, 2024, the Pulmatrix board of directors met to discuss Party C’s revised bid, which it viewed as appealing given Party C’s desire to close the proposed transaction on an accelerated timeline, and approved the execution of the term sheet with Party C.
On May 10, 2024, Pulmatrix entered into a 30-day exclusivity period with Party C and Party D. Over the subsequent 30-day period, Pulmatrix held multiple due diligence meetings with Party C and Party D, which covered financial, scientific and legal aspects of the contemplated transaction.
On June 9, 2024, the 30-day exclusivity period lapsed, and the parties did not extend the exclusivity period.
Between June 10, 2024, and September 2024, Pulmatrix met with numerous merger candidates and engaged in due diligence review and negotiations with a select group of more attractive candidates.
On July 8, 2024, Pulmatrix closed a series of transactions with Party A, including a cross license of technology, takeover of the Pulmatrix long-term lease and a services agreement, to better enable a potential reverse merger transaction now that Pulmatrix was no longer responsible for its former long term facility lease.
On July 9, 2024, the Pulmatrix board of directors met to discuss Pulmatrix’s strategic options. Management recommended for consideration the liquidation of Pulmatrix and a potential stockholder dividend, which was previously discussed at the April 22, 2024, meeting of the Pulmatrix board of directors. At this time, the Pulmatrix board of directors reviewed a projected liquidation value of $7.3 million. This assessment was based off a June 1, 2024, starting point for the analysis and assumed a long-form dissolution that could potentially take up to three years.
In July 2024, Party C reapproached Pulmatrix and expressed interest in a reverse merger transaction with Pulmatrix given that Party C was unable to complete a transaction with Party D.
On August 25, 2024, Pulmatrix received a term sheet from a potential counterparty which valued Pulmatrix at an implied $13 million, with a 22% ownership in the combined company.
Also in August 2024, another potential counterparty, which had previously expressed interest in Pulmatrix, reapproached Pulmatrix with an interest in a reverse merger transaction with Pulmatrix.
On August 28, 2024, Pulmatrix received a term sheet from that potential counterparty which valued Pulmatrix at an implied $12 million, with a 19.3% ownership in the combined company.
On September 17, 2024, Pulmatrix received a revised term sheet from Party C, which valued Pulmatrix at an implied $13 million, with an 18.6% ownership in the combined company. The implied $13 million was based on an enterprise value of $7 million and net cash at closing of $6 million. This revised term sheet was also dependent on Party C completing a financing.
From August 2024 through October 2024, the potential counterparties that submitted reverse merger term sheets in August and Party C held multiple meetings with Pulmatrix’s management and its advisors to discuss proposed term sheets, financial projections, current capitalization, clinical programs and, particularly, financing prospects.
On September 30, 2024, the Pulmatrix board of directors met to review strategic opportunities and discussed the potential transactions with its most promising merger candidates in addition to a potential liquidation scenario. However, it was determined that each of these potential transactions would require financing at or prior to closing, which Pulmatrix’s management and its advisors viewed as difficult to obtain in the current financing environment on reasonable terms, and therefore created the risk of inability to consummate the transaction. The Pulmatrix board of directors also reviewed a projected liquidation value of $6.8 million. This assessment was based off a September 30, 2024, starting point for the analysis and assumed a long-form dissolution that could potentially take up to three years. No decisions or actions regarding a potential liquidation alternative were taken at the meeting.
On October 21, 2024, Pulmatrix and Cullgen were introduced to each other by Wedbush Securities, Inc. (“Wedbush”), a financial advisor to Cullgen.

On October 22, 2024, Pulmatrix and Cullgen signed a mutual non-disclosure agreement for a term of one year with confidentiality obligations surviving for seven years following the agreement date and no standstill or fallaway provisions.
On October 23, 2024, Pulmatrix’s management and its advisors, including MTS, met with Cullgen’s management and its advisors, including Wedbush, for an introductory call to discuss Cullgen’s programs and development timelines.
On October 25, 2024, Cullgen submitted a term sheet to Pulmatrix proposing a reverse merger, which valued Pulmatrix at an implied $10 million, comprised of $7 million in enterprise value and $3 million in cash, with legacy Pulmatrix stockholders owning 3.5% of the combined company. The term sheet also permitted excess cash above $3 million as of the Closing to be distributed to the legacy Pulmatrix stockholders via a special dividend.
Pulmatrix’s management and Cullgen’s management had a meeting to discuss the terms on the same day. Based on these discussions, it was determined by Pulmatrix’s management and MTS at that time that Cullgen had adequate cash on its balance sheet and would not require financing in advance of the closing of a proposed transaction. This differentiated Cullgen’s term sheet from the other term sheets previously received by Pulmatrix. Pulmatrix’s management began to conduct financial, scientific and legal due diligence to determine whether Cullgen’s programs presented an opportunity to enhance Pulmatrix’s stockholder value.
Based on the strength of the proposal from Cullgen, Pulmatrix reached out to a few of the other companies Pulmatrix had been in discussions with previously regarding their financing prospects, including Party C, and suggested a larger percentage of interest in the combination for Pulmatrix. None of these parties, including Party C, subsequently presented Pulmatrix with an offer that was as attractive as Cullgen’s offer.
On October 27, 2024, Cullgen submitted a revised term sheet, adding a standstill provision to the term sheet for a period of thirty days following the date of the term sheet.
On October 28, 2024, Cullgen made a presentation to the Deal Committee. On the same day, Cullgen submitted the final term sheet that valued Cullgen at $280 million and Pulmatrix at $10.5 million (comprised of $8 million in enterprise value and $2.5 million in cash), with legacy Pulmatrix stockholders owning 3.61% of the Combined Company. The term sheet also permitted excess cash above $2.5 million as of the Closing to be distributed to the legacy Pulmatrix stockholders via a special dividend up to a total of $4.5 million.
The Deal Committee authorized Pulmatrix’s entry into the term sheet and on October 29, 2024, the parties signed the term sheet. Upon the execution of such term sheet, all negotiations with other parties, including Party C, were terminated.
On October 31, 2024, Cullgen and Pulmatrix had an organizational kickoff meeting with their respective advisors and legal counsels. Over the subsequent weeks, the parties engaged in mutual scientific, financial, and legal due diligence. Pulmatrix engaged an outside consultant to review Cullgen’s preclinical data. Pulmatrix’s scientific diligence team was impressed with the potential of Cullgen’s programs following the scientific due diligence. During the same period, respective advisors and legal counsels of Pulmatrix and Cullgen negotiated the terms and conditions of the Merger Agreement at the direction of and in coordination with the Pulmatrix board of directors and Pulmatrix’s management. Negotiations largely focused on which Pulmatrix options would count towards the Pulmatrix outstanding options and the amount of Pulmatrix net cash.
Negotiations also permitted that if excess cash was to be greater than $7.0 million, in addition to the above-mentioned potential $4.5 million being available for a special dividend, Pulmatrix would be able to add 50% of such excess cash over $7.0 million to a potential special dividend, all with the understanding that there is no assurance to the potential level of excess cash. On November 6, 2024, Pulmatrix entered into an engagement letter with Lucid Capital Markets, LLC (“Lucid”), engaging Lucid to render an opinion to the Pulmatrix board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Pulmatrix common stock (the “fairness opinion”). Lucid was retained by Pulmatrix after MTS informed Pulmatrix that it could not provide a fairness opinion without long-term financial projections from Cullgen, which Cullgen had not prepared in connection with the proposed Merger and are not commonly prepared in connection with reverse merger transactions, particularly for pre-revenue clinical development companies where commercialization is distant and uncertain.
On November 11, 2024, the Pulmatrix board of directors held a video conference meeting with members of Pulmatrix’s management team, representatives of MTS, Lucid and Pulmatrix’s legal counsel in attendance. At the meeting, the Pulmatrix board of directors was provided with an overview of the proposed Merger (including the potential benefits and the risks related thereto), the material terms of the Merger Agreement and related ancillary documents, and its fiduciary duties. Lucid then presented its fairness opinion, which determined that the Exchange Ratio was fair, from a financial point of view, to the holders of Pulmatrix common stock. The Pulmatrix board of directors also reviewed the proposed resolutions approving the entry into the proposed Merger and the related transactions.
Based on the factors described below under the caption “The Merger—Pulmatrix’s Reasons for the Merger,” on November 11, 2024, the Pulmatrix board of directors adopted and approved, among other things, the entry into the Merger Agreement and the consummation of the transactions contemplated thereunder.
On November 13, 2024, the parties entered into the Merger Agreement and the related ancillary documents. Later that same day, Pulmatrix and Cullgen issued a joint press release, and Pulmatrix filed a Current Report on Form 8-K, announcing the entry into the Merger Agreement and discussing the key terms of the proposed transaction. Pursuant to the Merger Agreement, the valuations attributed to Cullgen and Pulmatrix remained unchanged from the final term sheet, which were $280 million and $10.5 million (including $2.5 million in cash), respectively.
On March 14, 2025, Cullgen’s external counsel sent Pulmatrix’s external counsel the proposed Merger Agreement Amendment which, among other things, (i) makes a clarifying amendment to the fractional shares provision and (ii) revises the transaction structure from a two-step merger to a one-step merger. Such amendment to the Merger Agreement was approved by Cullgen’s board of directors on April 6, 2025, and by Pulmatrix’s board of directors on April 7, 2025. The Merger Agreement Amendment was entered into by Cullgen, Pulmatrix, Merger Sub and Merger Sub II on April 7, 2025.
Pulmatrix’s Reasons for the Merger
The Pulmatrix board of directors, at a meeting held on November 11, 2024, unanimously (i) determined that the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to Pulmatrix and its stockholders and that it is in the best interests of Pulmatrix and its stockholders that Pulmatrix consummates the Merger, and (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Pulmatrix board of directors also unanimously resolved that the Merger Agreement be submitted for consideration to the Pulmatrix stockholders and recommended that the Pulmatrix stockholders adopt and approve the Merger Agreement. The Pulmatrix board of directors consulted with members of Pulmatrix management and Pulmatrix’s outside financial and legal advisors at various times and considered a number of factors, including the following principal factors (not in any relative order of importance) that the Pulmatrix board of directors believes support its decision:
•	The financial condition and prospects of Pulmatrix and the risks associated with continuing to operate Pulmatrix on a stand-alone basis in light of:
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Pulmatrix’s decision, announced on January 8, 2024, to initiate a process to explore strategic alternatives in light of Pulmatrix’s announcement to stop patient enrollment of the Phase 2b study of PUR1900 at eight subjects and close the study;

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investor interest and value perception for possible further development of its programs, the product candidates’ efficacy and safety profiles, stage of development, regulatory agencies’ feedback regarding development pathways, and probability of success in relation to the requisite time and costs; and

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difficulties encountered in Pulmatrix’s related business development efforts to license, sell or otherwise partner its assets that could result in meaningful new capital or shared future development costs;

•	Cullgen’s product pipeline and development candidates;
•	Cullgen’s cash position and the lack of a financing requirement prior to closing of the Merger;
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The Pulmatrix board of director’s view that, after a thorough review of strategic alternatives, including further advancing the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Pulmatrix management, financial advisors and legal counsel, the Merger is more favorable to Pulmatrix stockholders than the potential value that might have resulted from other strategic alternatives available to Pulmatrix;

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The Pulmatrix board of director’s belief that the $8.0 million enterprise value ascribed to Pulmatrix would provide the existing Pulmatrix stockholders significant value and afford the Pulmatrix stockholders a significant opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated exchange ratio while also receiving a cash payment on account of the Cash Dividend;

•
The Pulmatrix board of director’s belief, after thorough discussions with Pulmatrix management, financial advisors and legal counsel, that a potential liquidation and dissolution was not reasonably likely to create greater value for Pulmatrix stockholders than the Merger based on, among other things, the last liquidation assessment by the Pulmatrix board of directors on September 20, 2024, for a projected liquidation value of $6.8 million that could potentially take up to three years to complete, the need to hold back a potential meaningful amount of Pulmatrix’s current cash balance to cover current and potential unknown future liabilities and the potential multi-year delay in payment of a dividend due to the statutory process;

•
The Pulmatrix board of director’s belief that, as a result of arm’s length negotiations with Cullgen, the terms of the Merger Agreement include the most favorable terms to Pulmatrix in the aggregate that were achievable and consistent with other similar transactions;

•
The Pulmatrix board of director’s view that Cullgen’s product candidates have the potential to create meaningful value for the Combined Company stockholders and an opportunity for Pulmatrix stockholders to participate in the growth of the Combined Company, based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by Pulmatrix management and advisors (which included diligence calls and a comprehensive review of Cullgen’s due diligence materials) regarding:

○	the regulatory pathway for, and market opportunity of, Cullgen’s product candidates, including in light of the stage of development of Cullgen’s product candidates;
○	the quality and scope of the preclinical and clinical results available for Cullgen as opposed to other parties with which Pulmatrix engaged in discussions;
○
Astellas Pharma, Inc., the large pharmaceutical partner that Cullgen was able to attract and contract with on Cullgen’s research and development, specifically for a program targeting breast cancer and other solid tumors that is partnered with Astellas Pharma, Inc.;

○
Cullgen’s current status as a subsidiary of a publicly held company on the Tokyo Stock Exchange has prepared it better for life as a public company compared to other reverse merger candidates with which Pulmatrix engaged in discussions;

○	Cullgen’s plans to explore the potential of its product candidates to treat other diseases, including through collaborations; and
○	the likelihood of value inflection milestones prior to the time at which the Combined Company would need to raise additional financing;
•
The Pulmatrix board of director’s consideration that Cullgen’s cash position eliminates the need for financing prior to closing of the Merger and in addition, Cullgen’s cash position and strong pipeline set it up well for future fund-raising efforts when and if needed;

•
The Pulmatrix board of director’s view, following a review with Pulmatrix management and advisors of Cullgen’s current development and clinical trial plans, of the likelihood that the Combined Company would possess sufficient cash resources at the Closing to fund development of Cullgen’s product candidates through upcoming value inflection points, including Cullgen’s three degrader programs that are each in Phase 1 clinical testing;

•
the expected operations, management structure, operating plans and cash burn rate of the Combined Company and the expected cash resources of the Combined Company (including the ability to support the Combined Company’s current and planned clinical trials and operations);

•
the ability of Cullgen to take advantage of the potential benefits resulting from becoming a public reporting company listed on Nasdaq, should it be required to raise additional capital in the future through the sale of equity or debt securities;

•
the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Pulmatrix based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by the Deal Committee, Pulmatrix management and its advisors;

•
The Pulmatrix board of director’s view that the Combined Company will be led by an experienced senior management team from Cullgen, many members of which have extensive experience in drug development and research and development and possess business and regulatory expertise; and

•
the financial analysis reviewed by Lucid with the Pulmatrix board of directors as well as the oral opinion of Lucid rendered to the Pulmatrix board of directors on November 11, 2024 (which was subsequently confirmed in writing by delivery of Lucid’s written opinion dated November 11, 2024, addressed to the Pulmatrix board of directors), as to, as of November 11, 2024, the fairness of the Exchange Ratio from a financial point of view, to holders of Pulmatrix common stock, as more fully described below under the caption “The Merger—Opinion of Pulmatrix’s Financial Advisor,” beginning on page 120 in this proxy statement/prospectus.

The Pulmatrix board of directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:
•	the calculation of the Exchange Ratio, Pulmatrix’s Net Cash and the estimated number of shares of Pulmatrix common stock to be issued in the Merger;
•
Pulmatrix’s potential ability to dividend Net Cash (as determined in accordance with the terms of the Merger Agreement) in excess of $2,500,000 to the current Pulmatrix stockholders and to dividend 50% of Net Cash (as determined in accordance with the terms of the Merger Agreement) in excess of $7,000,000;

•
that the merger agreement permits the divestment of Pulmatrix’s technology and clinical assets to add to Net Cash, however there is no assurance that such divestments can be made on favorable terms or a timely basis;

•
the number and nature of the conditions to Cullgen’s and Pulmatrix’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, including the fact that Cullgen’s obligation to complete the Merger would be conditioned on Pulmatrix having Net Cash at Closing of at least $1.00, as more fully described below under the caption “The Merger Agreement —Conditions to the Completion of the Merger,” beginning on page 156 in this proxy statement/prospectus;

•
the respective rights of, and limitations on, Pulmatrix and Cullgen under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement—Non-Solicitation,” beginning on page 152 in this proxy statement/prospectus;

•
the potential termination fee of $420,000, in the case of the fee payable by Pulmatrix, or $2,800,000 or $8,400,000 (as applicable as set forth in the Merger Agreement), in the case of the fee payable by Cullgen, if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement—Termination and Termination Fees,” beginning on page 157 in this proxy statement/prospectus;

•
the lock-up agreements, pursuant to which certain executive officers, directors and stockholders of Cullgen and a certain director of Pulmatrix have, subject to certain exceptions, agreed not to transfer their shares of Pulmatrix common stock for the 180-day period following the completion of the Merger, and the majority of such directors, officers and institutional investors of Cullgen have, subject to certain exceptions, agreed not to transfer their shares of Pulmatrix common stock subject to a tiered release schedule extended up to 24 months after the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger—Lock-Up Agreements,” beginning on page 160 in this proxy statement/prospectus;

•
the support agreements, pursuant to which certain Cullgen stockholders have agreed, solely in their capacities as stockholders, to vote all of their shares of Cullgen capital stock in favor of the proposals submitted to them in connection with the Merger and against any alternative acquisition proposals, as more fully described below under the caption “Agreements Related to the Merger—Support Agreements,” beginning on page 160 in this proxy statement/prospectus; and
•
the expectation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and the Merger Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a), with the result that Cullgen stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Cullgen stock for Pulmatrix common stock pursuant to the Merger Agreement, as more fully described below under the caption “The Merger—U.S. Federal Income Tax Considerations—The Merger,” beginning on page 140 in this proxy statement/prospectus.

In the course of its deliberations, the Pulmatrix board of directors also considered a variety of risks, uncertainties and other countervailing factors related to entering into the Merger, including:
•	the risk that the potential benefits of the Merger may not be fully achieved, or may not be achieved within the expected timeframe;
•	the costs involved in connection with completing the Merger, the time and effort of Pulmatrix required to complete the Merger, which if such merger does not close, limits Pulmatrix’s future options;
•	the potential reduction of Pulmatrix’s Net Cash prior to the Closing reducing or eliminating cash available for the special dividend;
•	the risk that the future financial performance of Cullgen may not meet the Pulmatrix board of director’s expectations due to factors both in and outside of Cullgen’s control;
•
the risk that, while the Pulmatrix management team performed an extensive due diligence review of Cullgen, there may have been relevant Cullgen information not considered by the Pulmatrix management team, and accordingly, Pulmatrix may not have properly valued Cullgen;

•
the potential effect of the $420,000 termination fee payable by Pulmatrix upon the occurrence of certain events in deterring other potential companies from proposing an alternative acquisition proposal that may be more advantageous to the Pulmatrix stockholders;

•	Pulmatrix’s obligation to not solicit alternative acquisition proposals during the pendency of the Merger;
•	the substantial expenses to be incurred by Pulmatrix in connection with the Merger;
•	the possible volatility of the trading price of the Pulmatrix common stock resulting from the announcement, pendency or completion of the Merger;
•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Cullgen’s product candidates; and
•	various risks impacting the financial condition, results of operations and prospects for Pulmatrix, including:
○
the risks and challenges associated with pursuing any strategic alternative to the Merger available to Pulmatrix, including the discussions that Pulmatrix management and the Pulmatrix board of directors previously conducted with other potential transaction partners, and the time to negotiate and complete an alternative strategic transaction and anticipated cash burn;

○
the risks and delays associated with, and uncertain value and costs to Pulmatrix stockholders of, liquidating Pulmatrix, including the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash until contingent liabilities are resolved, and the risks and costs associated with being a shell company prior to cash distribution;

○
the risks and challenges of attempting to continue to operate Pulmatrix on a stand-alone basis, including, without limitation, (i) the considerable time and resources that would have been required to successfully address the further clinical development of PUR3100 and PUR1800, (ii) the inability to finance Pulmatrix’s continuing operations through the sale of securities in the capital markets due to, among other things, the lack of near term data catalysts and the general downturn in the U.S. capital markets for biotechnology companies and (iii) Pulmatrix’s other product candidate profiles, stage of development, feedback from regulatory agencies regarding development pathway, and probability of success in relation to the requisite time and costs required as well as management’s related business development efforts to license, sell or otherwise partner the assets;
○	the challenges or retaining or rebuilding staff with limited cash runway;
○	the challenges of maintaining Pulmatrix’s Nasdaq listing without completing the Merger and the transactions contemplated in the Merger Agreement, including the Nasdaq Reverse Split; and
○
the various other risks associated with the Combined Company and the Merger, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

In addition, the Pulmatrix board of directors was aware of and considered the interests of its directors, officers and affiliates that may be different from, or in addition to, the interests of the Pulmatrix stockholders generally when approving the Merger Agreement and the Merger, and to recommend that the Pulmatrix stockholders approve the proposals to be presented to the Pulmatrix stockholders for recommendation at the Pulmatrix Special Meeting as contemplated by this proxy statement/prospectus. For more information, see section titled “Interests of Pulmatrix Directors and Executive Officers in the Merger” beginning on page 133 of this proxy statement/prospectus.
The foregoing information and factors considered by the Pulmatrix board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Pulmatrix board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Pulmatrix board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Pulmatrix board of directors may have given different weight to different factors. The Pulmatrix board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Pulmatrix management team and the legal and financial advisors of Pulmatrix, and considered the factors overall to be favorable to, and to support, its determination.
Cullgen’s Reasons for the Merger
In the course of reaching its decision to approve the Merger, the Cullgen board of directors consulted with Cullgen’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Cullgen board of directors concluded that a merger with Pulmatrix was the best option to generate capital resources to support the advancement of Cullgen’s pipeline.
Additional factors the Cullgen board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):
•
the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Cullgen’s pipeline, compared to the capital and investors Cullgen could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Cullgen and its pipeline;
•	the historical and current information concerning Cullgen’s business, including its financial performance and condition, operations, management and preclinical data;
•	the competitive nature of the industry in which Cullgen operates;
•	the Cullgen board of directors’ fiduciary duties to Cullgen stockholders;
•
the Cullgen board of directors’ belief that no alternatives to the Merger were reasonably likely to create greater value for Cullgen stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Cullgen board of directors;

•
the Cullgen board of directors’ expectation that the Merger would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•
the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and clinical trials);

•	the business, history, operations, financial resources, assets, technology and credibility of Pulmatrix;

•
the availability of appraisal rights under the Delaware General Corporation Law (“DGCL”) to holders of Cullgen capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Cullgen capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:
○
the determination that the expected relative percentage ownership of Pulmatrix stockholders and Cullgen stockholders in the Combined Company was appropriate, based on the Cullgen board of directors’ judgment and assessment of the approximate valuations of Pulmatrix (including the value of the Net Cash that Pulmatrix is expected to provide to the Combined Company) and Cullgen;

○
the intention that the Merger qualifies as a reorganization for U.S. federal income tax purposes, with the intended result that the Cullgen stockholders generally do not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;

○	the limited number and nature of the conditions of the obligation of Pulmatrix to consummate the Merger;
○	the rights of Cullgen under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Cullgen receive a superior offer;
○
the rights of Cullgen under the Merger Agreement to effect a change in recommendation in favor of the Merger as a result of a material development or change in circumstances (i.e., applicable Company Intervening Events (as defined in the Merger Agreement));

○
the conclusion of the Cullgen board of directors that the potential termination fees payable by Pulmatrix or Cullgen to the other party, and the circumstances when such fee may be payable, were reasonable; and

○
the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•
the shares of Pulmatrix common stock issued to Cullgen stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Cullgen stockholders who are not affiliates of Cullgen and who are not parties to lock-up agreements;

•
the support agreements, pursuant to which certain directors, officers and stockholders of Cullgen have agreed, solely in their capacity as stockholders of Cullgen, to vote all of their shares of Cullgen capital stock in favor of the adoption of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to Cullgen Inc. prior to or upon the Closing; and
•	the likelihood that the Merger will be consummated on a timely basis.
The Cullgen board of directors also considered a number of uncertainties and risks in its consideration of the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•
the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Cullgen and the ability of Cullgen to obtain financing in the future in the event the Merger is not completed;

•
that the Exchange Ratio used to establish the number of shares of Pulmatrix common stock to be issued to Cullgen stockholders in the Merger is fixed, except for adjustments due to Pulmatrix’s Net Cash balance and thus the relative percentage ownership of Pulmatrix stockholders and Cullgen stockholders in the Combined Company immediately following the completion of the Merger is similarly fixed;

•	the potential reduction of Pulmatrix’s Net Cash prior to the Closing;
•
the possibility that Pulmatrix could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•
the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Pulmatrix to obtain the required stockholder vote, and the potential adverse effect on the reputation of Cullgen and the ability of Cullgen to obtain financing in the future in the event the Merger is not completed;

•
the costs involved in connection with completing the Merger, the time and effort of Cullgen senior management required to complete the Merger, the related disruptions or potential disruptions to Cullgen’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Cullgen, and related administrative challenges associated with combining the companies;

•
the additional expenses and obligations to which Cullgen’s business will be subject to following the Merger that Cullgen has not previously been subject to, and the operational changes to Cullgen’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing;
•
the risk that future sales of common stock by existing Pulmatrix stockholders may cause the price of Pulmatrix common stock to fall, thus reducing the potential value of Pulmatrix common stock received by Cullgen stockholders following the Merger; and

•	various other risks associated with the Combined Company and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.
The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Cullgen board of directors in its consideration of the Merger Agreement and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Cullgen’s senior management and legal counsel, the Cullgen board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Cullgen board of directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.
Opinion of Pulmatrix’s Financial Advisor
As stated above, pursuant to an engagement letter dated November 6, 2024 (the “Engagement Letter”), Pulmatrix retained Lucid to render an opinion to the Pulmatrix board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Pulmatrix common stock (the “Lucid Opinion”). On November 11, 2024, at the request of the Pulmatrix board of directors, Lucid rendered an oral opinion, subsequently confirmed by delivery of the Lucid Opinion dated November 11, 2024, to the Pulmatrix board of directors, that the Exchange Ratio was fair, from a financial point of view, to the holders of Pulmatrix common stock as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein.
The full text of the Lucid Opinion is attached as Annex D to this proxy statement/prospectus and is incorporated by reference. Pulmatrix encourages its stockholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. Lucid provided the Lucid Opinion for the benefit and use by the Pulmatrix board of directors in its consideration of the Merger. The Lucid Opinion is not a recommendation to the Pulmatrix board of directors or to any stockholder as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.
In connection with the Lucid Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:
•	Reviewed a draft of the Merger Agreement;
•	Reviewed and analyzed certain publicly available financial and other information for each of Pulmatrix and Cullgen;

•	Discussed with certain members of the management of Pulmatrix the historical and current business operations, financial condition and prospects of Pulmatrix and Cullgen;
•	Reviewed and analyzed the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;
•	Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;
•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant; and
•
Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of the Lucid Opinion.

In conducting Lucid’s review and arriving at the Lucid Opinion, Lucid, with Pulmatrix’s consent, assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with Lucid by Pulmatrix and Cullgen, respectively (or their respective employees, representatives or affiliates), or which was publicly available or was otherwise reviewed by Lucid. Lucid did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information.
Lucid expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Lucid Opinion of which Lucid becomes aware after the date of the Lucid Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Pulmatrix or Cullgen since the date of the last financial statements made available to Lucid. Lucid did not obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Pulmatrix or Cullgen, nor was Lucid furnished with such materials. In addition, Lucid did not evaluate the solvency or fair value of Pulmatrix or Cullgen under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Lucid Opinion does not address any legal, tax or accounting matters related to the Merger, as to which Lucid assumed that Pulmatrix and the Pulmatrix board of directors had received such advice from legal, regulatory, tax and accounting advisors as each determined appropriate. The Lucid Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of Pulmatrix common stock. Lucid expresses no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Lucid Opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of the Lucid Opinion. It should be understood that although subsequent developments may affect the Lucid Opinion, Lucid does not have any obligation to update, revise or reaffirm the Lucid Opinion and Lucid expressly disclaims any responsibility to do so.
Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board (“FASB”), or any similar foreign regulatory body or board.
For purposes of rendering the Lucid Opinion, Lucid assumed, with the consent of the Pulmatrix board of directors, that except as would not be in any way material to Lucid’s analysis, (i) the final form of the Merger Agreement would not differ from the draft Merger Agreement reviewed by Lucid, (ii) the representations and warranties of each party contained in the Merger Agreement were true and correct, (iii) each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement, and (iv) the transactions contemplated by the Merger Agreement would be consummated in accordance with the terms of the Merger Agreement, without any waiver or amendment of any term or condition thereof. Lucid also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on Pulmatrix, Cullgen or the contemplated benefits of the Merger. Lucid assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.
For purposes of rendering the Lucid Opinion, Lucid, with the consent of the Pulmatrix board of directors, assumed that (i) prior to the Closing, the Cash Dividend would occur, (ii) the Exchange Ratio would be approximately 1.2491, and (iii) upon closing of the Merger, the holders of Cullgen common stock, Cullgen preferred stock, options to purchase Cullgen common stock would in the aggregate hold approximately 96.3655% of the fully-diluted shares of Combined Company common stock and the holders of Pulmatrix common stock and warrants to purchase Pulmatrix common stock would in the aggregate hold approximately 3.6145% of the fully-diluted shares of Combined Company common stock immediately following the Merger, after giving effect to the Cash Dividend.
The Lucid Opinion is intended for the benefit and use of the Pulmatrix board of directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in the Engagement Letter, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Lucid’s prior written consent, except that the Lucid Opinion may be included in its entirety in any filing related to the Merger to be filed with the SEC and the proxy statement/prospectus to be mailed to the Pulmatrix stockholders. The Lucid Opinion does not constitute a recommendation to the Pulmatrix board of directors of whether or not to approve the Merger or to any Pulmatrix stockholder or any other person as to how to vote with respect to the transactions contemplated by the Merger Agreement (including the Merger) or any other matter. The Lucid Opinion does not address Pulmatrix’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Pulmatrix. Lucid expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Pulmatrix, would trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on Pulmatrix, Cullgen or the transactions contemplated by the Merger Agreement. Lucid was not requested to opine as to, and the Lucid Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the Pulmatrix stockholders in connection with the Merger or with respect to the fairness of any such compensation.
Principal Financial Analyses
The following is a summary of the principal financial analyses performed by Lucid to arrive at the Lucid Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below and reviewed with the Pulmatrix board of directors the assumptions on which such analyses were based and other factors, including the historical financial results of Pulmatrix and Cullgen.
Transaction Overview as of the Date of the Lucid Opinion
Based upon the Exchange Ratio of 1.2491 at the time of the signing of the Merger Agreement, it was estimated that at the Closing: (a) Cullgen equity holders as of immediately prior to the Merger will own approximately 96.3655% of the fully-diluted shares of Pulmatrix common stock at the Closing, and (b) the Pulmatrix equity holders as of immediately prior to the Merger will own approximately 3.6145% of the fully-diluted shares of Pulmatrix common stock at the Closing, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein.
Cullgen Valuation
For the purpose of the Lucid Opinion, Lucid utilized a Cullgen equity value of $280.0 million, which was the value attributed to Cullgen in the Merger Agreement (the “Cullgen Valuation”).

Analysis of Selected Solid Tumor-Focused Initial Public Offering Transactions
Lucid reviewed certain publicly available information for the initial public offerings (“IPOs”) of 20 solid tumor-focused biopharmaceutical companies that have completed an IPO since September 2018 and whose lead product at the time of IPO was in early-stage clinical development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent Solid Tumor-Focused IPO Companies,” were:
•	Adagene
•	Bicara Therapeutics
•	Bicycle Therapeutics
•	Black Diamond Therapeutics
•	Bolt Biotherapeutics
•	CureVac N.V.
•	Gritstone Bio
•	Janux Therapeutics
•	Lyell Immunopharma
•	Nuvectis Pharma
•	Omega Therapeutics
•	ORIC Pharmaceuticals
•	Prelude Therapeutics
•	Pyxis Oncology
•	Relay Therapeutics
•	Tharimmune
•	Turnstone Biologics
•	Tyra Biosciences
•	Werewolf Therapeutics
•	Xilio Therapeutics
The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent Solid Tumor-Focused IPO Companies had total enterprise values between $32.1 million and $3.1 billion. Lucid derived a median total enterprise value of $321.5 million for the Selected Precedent Solid Tumor-Focused IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $289.4 million to $641.1 million. This compares to the Cullgen Valuation as per the Merger Agreement of $280.0 million.
Selected Precedent Solid Tumor-Focused IPO Companies

Filing Date	Issuer	Enterprise Value ($M)
9/13/2024	Bicara Therapeutics	$412.8
2/9/2024	Adagene	786.1
7/21/2023	Turnstone Biologics	137.1

Filing Date	Issuer	Enterprise Value ($M)
2/4/2022	Nuvectis Pharma	41.9
1/13/2022	Tharimmune	32.1
10/22/2021	Xilio Therapeutics	218.8
10/7/2021	Pyxis Oncology	222.2
9/15/2021	Tyra Biosciences	346.6
7/29/2021	Omega Therapeutics	557.9
6/17/2021	Lyell Immunopharma	3,098.2
6/11/2021	Janux Therapeutics	413.8
5/4/2021	Werewolf Therapeutics	236.0
2/4/2021	Bolt Biotherapeutics	437.6
9/25/2020	Prelude Therapeutics	618.8
8/14/2020	CureVac N.V.	2,619.9
7/16/2020	Relay Therapeutics	1,025.3
4/24/2020	ORIC Pharmaceuticals	261.3
1/30/2020	Black Diamond Therapeutics	296.3
5/22/2019	Bicycle Therapeutics	127.7
9/27/2018	Gritstone Bio	278.4

Analysis of Selected Inflammation-Focused Initial Public Offering Transactions
Lucid reviewed certain publicly available information for the IPOs of eleven inflammation-focused biopharmaceutical companies that have completed an IPO since May 2018 and whose lead product at the time of IPO was in early-stage clinical development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent Inflammation-Focused IPO Companies,” were:
•	Apogee Therapeutics
•	Applied Molecular Transport
•	Azitra
•	Biora Therapeutics
•	Contineum Therapeutics
•	Dice Therapeutics
•	Evelo Biosciences
•	Hoth Therapeutics
•	Morphic Holding
•	Prometheus Biosciences
•	Ventyx Biosciences
The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent Inflammation-Focused IPO Companies had total enterprise values between $45.5 million and $637.6 million. Lucid derived a median total enterprise value of $325.3 million for the Selected Precedent Inflammation-Focused IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $239.0 million to $495.7 million. This compares to the Cullgen Valuation as per the Merger Agreement of $280.0 million.

Selected Precedent Inflammation-Focused IPO Companies

Filing Date	Issuer	Enterprise Value ($M)
4/5/2024	Contineum Therapeutics	$174.2
7/13/2023	Apogee Therapeutics	384.3
6/15/2023	Azitra	58.6
10/20/2021	Ventyx Biosciences	489.4
9/14/2021	Dice Therapeutics	374.1
3/11/2021	Prometheus Biosciences	471.0
6/19/2020	Biora Therapeutics	637.6
6/9/2020	Applied Molecular Transport	283.6
6/26/2019	Morphic Holding	167.8
2/14/2019	Hoth Therapeutics	45.5
5/11/2018	Evelo Biosciences	325.3

Analysis of Selected Protein Degradation & Targeted Oncology Initial Public Offering Transactions
Lucid reviewed certain publicly available information for the IPOs of six protein degradation & targeted oncology-focused biopharmaceutical companies that have completed an IPO since June 2020 and whose lead product at the time of IPO was in early-stage clinical development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent Protein Degradation & Targeted Oncology IPO Companies,” were:
•	C4 Therapeutics
•	Foghorn Therapeutics
•	Nurix Therapeutics
•	Nuvectis Pharma
•	Prelude Therapeutics
•	Tyra Biosciences
The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent Protein Degradation & Targeted Oncology IPO Companies had total enterprise values between $41.8 million and $618.9 million. Lucid derived a median total enterprise value of $369.0 million for the Selected Precedent Protein Degradation & Targeted Oncology IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $395.6 million to $478.9 million. This compares to the Cullgen Valuation as per the Merger Agreement of $280.0 million.
Selected Precedent Protein Degradation & Targeted Oncology IPO Companies

Filing Date	Issuer	Enterprise Value ($M)
2/7/2022	Nuvectis Pharma	$41.8
9/15/2021	Tyra Biosciences	346.6
10/23/2020	Foghorn Therapeutics	391.3
10/2/2020	C4 Therapeutics	417.4
9/25/2020	Prelude Therapeutics	618.9
7/24/2020	Nurix Therapeutics	321.2

Analysis of Selected Publicly Traded Solid Tumor Companies
Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Cullgen within the biopharmaceutical industry, Lucid selected financial data of 15 publicly traded companies (referred to as the “Selected Publicly Traded Solid Tumor Companies”). Each of the Selected Publicly Traded Solid Tumor Companies had a lead candidate in early-stage clinical development and focused on solid tumors. Furthermore, Lucid concentrated its analysis on comparable companies reporting cash balances exceeding $50.0 million, aligning with Cullgen’s anticipated cash balance of $68.0 million at the time of closing. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on November 11, 2024. The Selected Publicly Traded Solid Tumor Companies were:
•	Bicara Therapeutics
•	Bolt Biotherapeutics
•	Context Therapeutics
•	Corbus Pharmaceuticals
•	CytomX Therapeutics
•	Enliven Therapeutics
•	Fate Therapeutics
•	Immatics
•	InstilBio
•	Janux Therapeutics
•	Mersana Therapeutics
•	ORIC Pharmaceuticals
•	Prelude Therapeutics
•	TScan Therapeutics
•	Tyra Biosciences
The Selected Publicly Traded Solid Tumor Companies had implied total enterprise values between negative $88.1 million and $2.2 billion. Lucid derived a median implied total enterprise value of $151.9 million for the Selected Publicly Traded Solid Tumor Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $67.3 million to $526.0 million. This compares to the Cullgen Valuation as per the Merger Agreement of $280.0 million.
Selected Publicly Traded Solid Tumor Companies

Company Name	Enterprise Value ($M)
Janux Therapeutics	$2,159.1
Enliven Therapeutics	992.8
Bicara Therapeutics	745.4
Tyra Biosciences	498.0
ORIC Pharmaceuticals	418.1
Immatics	360.5
Mersana Therapeutics	173.0
InstilBio	151.9

Company Name	Enterprise Value ($M)
Corbus Pharmaceuticals	77.9
Context Therapeutics	68.4
TScan Therapeutics	34.7
CytomX Therapeutics	(36.2)
Bolt Biotherapeutics	(49.4)
Fate Therapeutics	(60.5)
Prelude Therapeutics	(88.1)

Analysis of Selected Publicly Traded Inflammation Companies
Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Cullgen within the biopharmaceutical industry, Lucid selected financial data of five publicly traded companies (referred to as the “Selected Publicly Traded Inflammation Companies”). Each of the Selected Publicly Traded Inflammation Companies had a lead candidate in early-stage clinical development and focused on inflammatory diseases. Furthermore, Lucid concentrated its analysis on comparable companies reporting cash balances exceeding $50.0 million, aligning with Cullgen’s anticipated cash balance of $68.0 million at the time of closing. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on November 11, 2024. The Selected Publicly Traded Inflammation Companies were:
•	AbCellera Biologics
•	Absci
•	Oruka Therapeutics
•	Spyre Therapeutics
•	Third Harmonic Bio
The Selected Publicly Traded Inflammation Companies had implied total enterprise values between $285.1 million and $1.6 billion. Lucid derived a median implied total enterprise value of $398.4 million for the Selected Publicly Traded Inflammation Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $415.0 million to $524.7 million. This compares to the Cullgen Valuation as per the Merger Agreement of $280.0 million.
Selected Publicly Traded Inflammation Companies

Company Name	Enterprise Value ($M)
Spyre Therapeutics	$1,609.6
Oruka Therapeutics	456.7
Third Harmonic Bio	398.4
Absci	347.0
AbCellera Biologics	285.1

Analysis of Selected Publicly Traded Protein Degradation & Targeted Oncology Companies
Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Cullgen within the biopharmaceutical industry, Lucid selected financial data of six publicly traded companies (referred to as the “Selected Publicly Traded Protein Degradation & Targeted Oncology Companies”). Each of the Selected Publicly Traded Protein Degradation & Targeted Oncology Companies had a lead candidate in early-stage clinical development and focused on the protein degradation

& targeted oncology space. Furthermore, Lucid concentrated its analysis on comparable companies reporting cash balances exceeding $50.0 million, aligning with Cullgen’s anticipated cash balance of $68.0 million at the time of closing. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on November 11, 2024. The Selected Publicly Traded Protein Degradation & Targeted Oncology Companies were:
•	C4 Therapeutics
•	Context Therapeutics
•	Foghorn Therapeutics
•	Nurix Therapeutics
•	Prelude Therapeutics
•	Tyra Biosciences
The Selected Publicly Traded Protein Degradation & Targeted Oncology Companies had implied total enterprise values between negative $88.1 million and $1.5 billion. Lucid derived a median implied total enterprise value of $204.0 million for the Selected Publicly Traded Protein Degradation & Targeted Oncology Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $159.2 million to $503.6 million. This compares to the Cullgen Valuation as per the Merger Agreement of $280.0 million.
Selected Publicly Traded Protein Degradation & Targeted Oncology Companies

Company Name	Enterprise Value ($M)
Nurix Therapeutics	$1,545.3
Tyra Biosciences	498.0
Foghorn Therapeutics	248.5
C4 Therapeutics	159.4
Context Therapeutics	68.4
Prelude Therapeutics	(88.1)

Selected Precedent Solid Tumor-Focused M&A Transactions
Lucid reviewed the financial terms, to the extent the information was publicly available, of the nine most recent qualifying merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in early-stage clinical development and focused on solid tumors (referred to as the “Selected Precedent Solid Tumor-Focused M&A Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Cullgen to which they are being compared. Lucid reviewed the total enterprise values of the target companies (not inclusive of potential future milestone payments). These transactions, including the date each was closed, were as follows below.
The Selected Precedent Solid Tumor-Focused M&A Transactions had total implied enterprise values between $110.0 million and $2.4 billion. Lucid derived a median total enterprise value of $509.0 million for the Selected Precedent Solid Tumor-Focused M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total enterprise values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $268.0 million to $1.2 billion. This compares to Cullgen’s Valuation as per the Merger Agreement of $280.0 million.

Selected Precedent Solid Tumor-Focused M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
7/29/2024	Nerio Therapeutics	Boehringer Ingelheim	$1,300.0
5/2/2024	Mariana Oncology	Novartis	1,000.0
4/3/2024	Kinnate Biopharma	XOMA Royalty	115.3
11/22/2023	T3 Pharma	Boehringer Ingelheim	509.0
1/16/2023	Neogene	AstraZeneca	200.0
9/7/2022	Good Therapeutics	Roche	250.0
12/10/2021	NBE Therapeutics	Boehringer Ingelheim	1,180.0
1/23/2020	Synthorx	Sanofi	2,350.0
5/31/2018	AurKa Pharma	Eli Lilly	110.0

Selected Precedent Inflammation-Focused M&A Transactions
Lucid reviewed the financial terms, to the extent the information was publicly available, of the seven most recent qualifying merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in early-stage clinical development and focused on the inflammation space (referred to as the “Selected Precedent Inflammation-Focused M&A Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Cullgen. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Cullgen to which they are being compared. Lucid reviewed the total enterprise values of the target companies (not inclusive of potential future milestone payments). These transactions, including the date each was closed, were as follows below.
The Selected Precedent Inflammation-Focused M&A Transactions had total implied enterprise values between $20.0 million and $1.0 billion. Lucid derived a median total enterprise value of $90.0 million for the Selected Precedent Inflammation-Focused M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total enterprise values for Cullgen (by adding an estimated $68.0 million in net cash at closing), which was approximately $126.6 million to $648.0 million. This compares to Cullgen’s Valuation as per the Merger Agreement of $280.0 million.
Selected Precedent Inflammation-Focused M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
6/21/2024	Proteologix	Johnson & Johnson	$850.0
3/13/2024	IFM Due	Novartis	90.0
2/15/2024	Aiolos Bio	GSK	1,000.0
12/1/2021	Origimm Biotechnology	Sanofi	62.3
3/20/2021	Rodeo Therapeutics	Amgen	55.0
5/7/2019	IFM Tre	Novartis	310.0
8/8/2017	Confluence Life Sciences	Aclaris Therapeutics	20.0

Pulmatrix Valuation
For the purpose of the Lucid Opinion, Lucid utilized a Pulmatrix equity value of $8.0 million, which was the value attributed to Pulmatrix in the Merger Agreement (the “Pulmatrix Valuation”).

Analysis of Precedent Reverse Merger Transactions
Lucid reviewed the financial terms, to the extent the information was publicly available, of life sciences reverse merger transactions dating back to January 2018 (referred to as the “Selected Precedent Reverse Merger Transactions”). Lucid reviewed the total premium to cash delivered to each target. These transactions, including the date each was closed, are as follows:
Selected Precedent Reverse Merger Transactions

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($ mm’s)
10/17/2024	TuHURA Biosciences	Kintara Therapeutics (Nasdaq: KTRA)	$11
10/9/2024	Wex Pharmaceuticals	Virios Therapeutics (Nasdaq: VIRI)	6
10/4/2024	OnKure, Inc.	Reneo Pharmaceuticals (Nasdaq: RPHM)	20
9/3/2024	Oruka Therapeutics	ARCA Biopharma (Nasdaq: ABIO)	6
8/12/24	Firefly Neurosciences	WaveDancer (Nasdaq: WAVD)	14
6/20/24	Tetonic Therapeutics	AVROBIO (Nasdaq: AVRO)	13
4/1/2024	Tawsfynydd Therapeutics	Onconova Therapeutics (Nasdaq: ONTX)	11
3/26/2024	Serina Therapeutics	AgeX Therapeutics (Nasdaq: AGE)	6
3/25/2024	Q32 Bio	Homology Medicines (Nasdaq: FIXX)	20
3/21/2024	LENZ Therapeutics	Graphite Bio (Nasdaq: GRPH)	12
3/14/2024	Immunogenx	First Wave BioPharma (FWBI)	15
3/6/2024	Adaptive Phage Therapeutics	Biomx (NYSEAM: PHGE)	NA
12/27/2023	Cyclo Therapeutics (Nasdaq: CYTH)	Applied Molecular Transport (Nasdaq: AMTI)	1
12/18/2023	Neurogene	Neoleukin Therapeutics (Nasdaq: NLTX)	14
12/15/2023	ProteoMedix (Onconetix)	Blue Water Biotech (Nasdaq: BWV)	NA
11/13/2023	Cartesian Therapeutics	Selecta Biosciences (Nasdaq: RNAC)	13
11/3/2023	Korro Bio	Frequency Therapeutics (Nasdaq: FREQ)	15
10/31/2023	Lung Therapeutics	Aileron Therapeutics (Nasdaq: ALRN)	10
10/16/2023	Notable Labs	Vascular Biogenics Ltd. (Nasdaq: VBLT)	20
9/11/2023	Dianthus Therapeutics	Magenta Therapeutics (Nasdaq: MGTA)	20
8/16/2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10
6/29/2023	TeraImmune	Baudax Bio (Nasdaq: BXRX)	3
6/22/2023	Spyre Therapeutics	Aeglea BioTherapeutics (Nasdaq: AGLE)	25
6/1/2023	Elicio Therapeutics	Angion Biomedica (Nasdaq: ANGN)	7
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq: VLON)	29
3/20/2023	CalciMedica	Graybug Vision (Nasdaq: GRAY)	15
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq: SESN)	15
2/23/2023	Enliven Therapeutics	Imara (Nasdaq: IMRA)	10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE: RMED)	4
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq: GMTX)	10
12/27/2022	GNI Group (Gyre Therapeutics)	Catalyst Biosciences (Nasdaq: CBIO)	9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq: YMTX)	26
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq: SBTX)	5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq: IDRA)	7
9/15/2022	Lisata Therapeutics (Cend)	Caladrius Biosciences (Nasdaq: CLBS)	25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq: EYES)	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq: SYRS)	Tyme Technologies (Nasdaq: TYME)	8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS: APRE)	15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq: APOP)	13

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($ mm’s)
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO)	15
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq: INDP)	10
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq: CBLI)	NA
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq: MLND)	19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq: OBLN)	15
4/27/2021	Leading BioSciences, Inc. (Palisade)	Seneca Biopharma, Inc. (Nasdaq: SNCA)	30
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq: AKER)	5
3/31/2021	StemoniX Inc. (Vyant Bio)	Cancer Genetics, Inc. (Nasdaq: CGIX)	15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq: ANCN)	15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq: SNSS)	16
1/28/2021	Quellis Biosciences, Inc. (Astria)	Catabasis Pharmaceuticals (Nasdaq: CATB)	25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq: PTI)	34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM: NTRP)	4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	23
11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq: REXN)	16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM: MGEN)	15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS: TORC)	8
9/14/2020	Anelixis Therapeutics (Eledon)	Novus Therapeutics, Inc. (NasdaqCM: NVUS)	5
7/6/2020	Kiq Bio (Cogent)	Unum Therapeutics, Inc. (NASDAQ: UMRX)	17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS: TOCA)	8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS: ZFGN)	5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq: CNAT)	23
5/22/2020	Qualigen, Inc.	Ritter Pharmaceuticals (Nasdaq: RTTR)	NA
5/18/2020	Timber Pharmaceuticals, Inc.	BioPharmX Corporation (AMEX: BPMX)	16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM: OPGN)	7
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (NASDAQ: PRTO)	5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (NASDAQ: GEMP)	8
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (NASDAQ: HAIR)	20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (NASDAQ: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (NASDAQ: VICL)	4
7/31/2019	ESSA Pharma (NASDAQ: EPIX)	Realm Therapeutics plc (NASDAQ: RLM)	1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (NASDAQ: FLKS)	4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (NASDAQ: OHRP)	7
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (NASDAQ: GTXI)	9
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (NASDAQ: SBOT)	2
5/9/2019	Armata Pharmaceuticals (f/k/a C3J)	Ampliphi Biosciences (NYSE: APHB)	10

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($ mm’s)
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (NASDAQ: ALQA)	3
4/23/2019	Mereo BioPharma (AIM: MPH)	Oncomed Pharmaceuticals (NASDAQ: OMED)	20
4/12/2019	Immunic AG	Vital Therapies, Inc. (NASDAQ: VTL)	10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (NASDAQ: ORPN)	5
3/18/2019	PDS Biotechnology Corp.	Edge Therapeutics, Inc. (NASDAQ: EDGE)	5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (NASDAQ: ASNS)	29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (NASDAQ: APRI)	8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (NASDAQ: OVAS)	5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (NASDAQ: VSAR)	0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (NASDAQ: AVIR)	44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (NASDAQ: MSDI)	6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (NASDAQ: NEOT)	29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals (NASDAQ: ITEK)	5

Lucid reviewed the value delivered for the public vehicle (net of cash) from the Selected Precedent Reverse Merger Transactions, which ranged from $0.0 million to $44.0 million. Lucid derived the median for the value delivered for the public vehicle (net of cash) to be $11.0 million. The 25th percentile and the 75th percentile for the value delivered for the public vehicle (net of cash), was $6.0 million and $16.0 million respectively. This compares to the Pulmatrix Valuation as per the Merger Agreement of $8.0 million in equity value, a $1.0 million increase from the initial term sheet submitted by Cullgen.
The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised the Pulmatrix board of directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Lucid Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Pulmatrix and Cullgen. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Pulmatrix, Cullgen, Lucid or any other person assumes responsibility if future results are materially different from those assumed. The analyses supplied by Lucid and the Lucid Opinion were among several factors taken into consideration by the Pulmatrix board of directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such a decision.
Lucid was selected by the Pulmatrix board of directors to render an opinion to the Pulmatrix board of directors because Lucid is a nationally recognized investment banking firm and as part of its investment banking business, Lucid is regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Lucid or certain of its affiliates, as well as investment funds in which Lucid or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Pulmatrix, Cullgen or any other party that may be involved in the Merger and/or their respective affiliates, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Lucid has not had a relationship with Pulmatrix or its affiliates and has not received any fees from Pulmatrix or any of its affiliates, except as described below. In the two years preceding the date hereof, Lucid has not had a relationship with Cullgen or any of its affiliates and has not received any fees from Cullgen or any of its affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Pulmatrix and Cullgen and/or their respective affiliates and expect to receive fees for the rendering of these services.
Pursuant to the Engagement Letter between Lucid and Pulmatrix, Lucid received a fee for the Lucid Opinion of $400,000. Additionally, Pulmatrix has agreed to reimburse Lucid for its out-of-pocket expenses and has agreed to indemnify Lucid against certain liabilities, including liabilities under the federal securities laws; provided that Lucid shall not be entitled to reimbursement of expenses in excess of $15,000 in the aggregate without the prior written consent of the Company. The terms of the fee arrangement with Lucid, which are customary in transactions of this nature, were negotiated at arm’s length between Pulmatrix and Lucid, and the Pulmatrix board of directors was aware of the arrangement.
Interests of Pulmatrix Directors and Executive Officers in the Merger
In considering the recommendation of the Pulmatrix board of directors with respect to issuing shares of Pulmatrix common stock in the Merger and the other matters to be acted upon by the Pulmatrix stockholders at the Pulmatrix Special Meeting, the Pulmatrix stockholders should be aware that Pulmatrix directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Pulmatrix stockholders generally. These interests may present Pulmatrix directors and executive officers with actual or potential conflicts of interest.
The Pulmatrix board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Pulmatrix stockholders approve the proposals to be presented to the Pulmatrix stockholders for consideration at the Pulmatrix Special Meeting as contemplated by this proxy statement/prospectus.
Treatment of Pulmatrix Options
Under the terms of the Merger Agreement, prior to the Closing, each option to acquire shares of Pulmatrix common stock that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. Immediately prior to the closing of the Merger, (i) each option to acquire shares of Pulmatrix common stock with an exercise price less than or equal to the Pulmatrix Closing Price will be cancelled and converted into the right to receive a number of shares of Pulmatrix common stock equal to (a) the number of shares underlying such option reduced by (b) a number of shares of Pulmatrix common stock equal to the quotient of (x) the number of shares underlying such option multiplied by the exercise price per share of the Pulmatrix common stock underlying such option, divided by (y) the Pulmatrix Closing Price; (ii) each option to acquire shares of Pulmatrix common stock with an exercise price greater than the Pulmatrix Closing Price, but less than $10.00 per share, will remain outstanding; and (iii) each other option with an exercise price above $10.00 to acquire shares of Pulmatrix common stock will be cancelled for no consideration.
The following table sets forth, for each member of the Pulmatrix board of directors the aggregate number of Pulmatrix stock options that were unvested and vested as of December 31, 2024 and the weighted-average exercise price. Pulmatrix’s sole executive officer does not own any Pulmatrix stock options.

Name of Director	Unvested Pulmatrix Options (#)	Weighted-Average Exercise Price of Unvested Pulmatrix Options ($)	Vested Pulmatrix Options (#)	Weighted-Average Exercise Price of Vested Pulmatrix Options ($)
Richard Batycky, Ph.D.	1,141	$5.15	4,414	$20.42
Todd Bazemore	1,141	$5.15	3,914	$16.69
Christopher Cabell, M.D.	1,141	$5.15	3,914	$22.90
Michael J. Higgins	1,702	$5.30	7,449	$88.46
Anand Varadan	1,343	$6.86	2,962	$10.76

Employment Agreements
Mr. Peter Ludlum entered into a retention letter agreement with Pulmatrix, dated as of July 15, 2024, and effective as of July 20, 2024 (the “Ludlum Retention Agreement”). Pursuant to the terms of the Ludlum Retention Agreement, Pulmatrix agreed to pay to Mr. Ludlum two bonuses to reflect his increased role with Pulmatrix. Pulmatrix paid Mr. Ludlum a lump sum $30,000 bonus in July 2024 and an additional $20,000 following the completion of Pulmatrix’s 2024 annual meeting of stockholders (the “Pulmatrix 2024 Annual Meeting”) held on December 18, 2024. Pursuant to this agreement, Mr. Ludlum must be providing services to Pulmatrix on the date of the Pulmatrix 2024 Annual Meeting (such date, the “Ludlum Retention Date” and each bonus, a “Ludlum Retention Bonus”). See the section titled “Pulmatrix Executive Compensation” beginning on page 168 of this proxy statement/prospectus for further information.
Cash Dividend
Prior to the closing of the Merger and in accordance with Section 5.1(c)(ii) of the Merger Agreement, if the proposals in this proxy statement/prospectus are approved, and if Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below, then Pulmatrix expects to declare a cash dividend (the “Cash Dividend”) to the pre-Merger Pulmatrix stockholders, up to an amount equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash will exceed $2,500,000, provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the amount of the Cash Dividend, if declared, shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000, and any Pulmatrix directors and executive officers that are also Pulmatrix stockholders will share in any such cash dividend proportionally to their pre-Merger ownership of Pulmatrix common stock (see the section titled “Principal Stockholders of Pulmatrix” beginning on page 322 of this proxy statement/prospectus for additional information regarding Pulmatrix directors’ and officers’ holdings of Pulmatrix common stock). There is no guarantee that Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. The aggregate amount of the Cash Dividend is expected to be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
Indemnification and Insurance
Under the Merger Agreement, Pulmatrix directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage. For a discussion of the indemnification and insurance provisions related to the Pulmatrix directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 155 of this proxy statement/prospectus.
Interests of Cullgen Directors and Executive Officers in the Merger
In considering the recommendation of the Cullgen board of directors with respect to approving the Merger, stockholders should be aware that Cullgen directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Cullgen stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
The Cullgen board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Cullgen stockholders approve the Merger as contemplated by this proxy statement/prospectus.
Ownership Interests
As of March 14, 2025, Cullgen’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 59.3% of the shares of Cullgen capital stock, which for purposes of this subsection excludes any Cullgen shares issuable upon exercise or settlement of Cullgen options held by such individual. Each of Cullgen’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 160 of this proxy statement/prospectus.

Dr. Jian Jin, a non-employee director of Cullgen, Dr. Yue Xiong, Chief Scientific Officer and director of Cullgen, and the entities affiliated with GNI Japan, including GNI USA, an affiliate of Dr. Ying Luo, Chief Executive Officer, President and Chairman of the board of directors of Cullgen, currently hold shares of Cullgen capital stock. The table below sets forth the ownership of Cullgen capital stock by Dr. Jian Jin, Dr. Yue Xiong and the entities affiliated with GNI Japan as of March 14, 2025. For a more detailed discussion of these relationships, please see the section titled “Certain Relationships and Related Party Transactions of the Combined Company—Cullgen Transactions” beginning on page 295 of this proxy statement/prospectus.

Stockholder	Number of Shares of Capital Stock held
Dr. Jian Jin	5,000,000
Dr. Yue Xiong	5,000,000
Entities affiliated with GNI Japan	27,370,360

Cullgen Options
In connection with the Merger, each outstanding and unexercised option to purchase shares of Cullgen common stock will be converted into an option to purchase shares of Pulmatrix common stock, with necessary adjustments to reflect the exchange ratio. Pulmatrix will assume Cullgen’s 2018 Stock Incentive Plan and each such outstanding option to purchase shares of Cullgen common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Cullgen’s 2018 Stock Incentive Plan and the terms of the stock option agreement by which such option to purchase shares of Cullgen common stock is evidenced. In connection with the Merger, Pulmatrix will change its corporate name to “Cullgen Inc.” and all Cullgen options it assumed in the Merger will be options to purchase combined company common stock.
The table below sets forth information regarding the Cullgen stock options held as of March 14, 2025 by each of Cullgen’s current executive officers. Neither Dr. Xiong nor any of Cullgen’s non-employee directors hold Cullgen stock options. The number of shares of common stock underlying such options and the exercise price will be adjusted appropriately to reflect the exchange ratio.

Name	Number of Vested Options Held (#)	Weighted Average Exercise Price of Vested Options ($)	Number of Unvested Options Held (#)	Weighted Average Exercise Price of Unvested Options ($)
Executive Officers
Ying Luo	3,826,666	0.62	668,334	1.90
Thomas Eastling	559,999	0.72	230,001	1.63

Limitations of Liability, Indemnification and Insurance
The Cullgen fourth amended and restated certificate of incorporation (the “Cullgen Charter”) and Cullgen bylaws (the “Cullgen Bylaws”) contain indemnification obligations pursuant to which Cullgen directors and executive officers are indemnified for reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Cullgen. Cullgen believes that the Cullgen Charter provisions and Cullgen Bylaws provisions are necessary to attract and retain qualified persons as directors and officers.
For a discussion of the indemnification and insurance provisions related to the Cullgen directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 155 of this proxy statement/prospectus.
Form of the Merger
Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Cullgen, with Cullgen continuing as a wholly owned subsidiary of Pulmatrix and the surviving corporation of the Merger.

Merger Consideration and Adjustment
At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Cullgen common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Pulmatrix common stock equal to the Exchange Ratio (described in more detail below): (ii) each then-outstanding share of Cullgen preferred stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Pulmatrix common stock equal to (a) the number of shares of Cullgen common stock issuable upon conversion of each share of Cullgen preferred stock pursuant to the Cullgen Charter and as set forth in the Merger Agreement multiplied by (b) the Exchange Ratio; and (iii) each then-outstanding option to purchase Cullgen common stock will be assumed by Pulmatrix, subject to adjustment based on the Exchange Ratio as set forth in the Merger Agreement.
No fractional shares of Pulmatrix common stock and no certificates or scrip for any such fractional shares shall be issued. Each holder of shares of Cullgen capital stock who would otherwise have been entitled to receive a fraction of a share of Pulmatrix common stock (after aggregating all fractional shares of Pulmatrix common stock issuable to such holder) shall receive from Pulmatrix, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with the Merger Agreement and any accompanying documents as required therein: (i) one share of Pulmatrix common stock if the aggregate amount of fractional shares of Pulmatrix common stock such holder of Cullgen common stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Pulmatrix common stock if the aggregate amount of fractional shares of Pulmatrix common stock such holder of Cullgen capital stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.
Determination of Pulmatrix’s Net Cash
Pursuant to the terms of the Merger Agreement, Pulmatrix’s “Net Cash” means, as of the close of business on the Closing Date (the “Cash Determination Time”), the sum (without duplication) of the following:
•	Pulmatrix’s unrestricted cash, cash equivalents and short-term investments; and
•
(i) $325,000 for each month, or portion thereof, after April 30, 2025 by which Closing is delayed and (ii) an additional $432,000 after June 15, 2025, (except where such delay is caused due to the failure of Pulmatrix to complete the conditions set forth in the Merger Agreement, and net of any amounts remaining under Pulmatrix’s current director and officer insurance policy which are creditable against the costs of obtaining the director and officer insurance policy required to be obtained pursuant to the Merger Agreement) (for example, if the Closing is delayed until (A) May 31, 2025, then $325,000 will be added to Pulmatrix’s Net Cash or (B) June 30, 2025, then $1,082,000 (net of any amounts remaining under Pulmatrix’s current director and officer insurance policy which are creditable against the costs of obtaining the director and officer insurance policy required to be obtained pursuant to the Merger Agreement) will be added to Pulmatrix’s Net Cash).

minus the sum (without duplication) of the following:
•
Pulmatrix’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date (including the aggregate amount of any termination fees payable to holders of Pulmatrix warrants);

•
the aggregate amount (without duplication) of all fees and expenses incurred by Pulmatrix prior to the Effective Time in connection with the transactions contemplated by the Merger Agreement or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the business of Pulmatrix as conducted at any time prior to the date of the Merger Agreement (such business, the “Pulmatrix Legacy Business” and any such transaction, a “Pulmatrix Legacy Transaction”) or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of all or a portion of the Pulmatrix Legacy Business, including: (i) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Pulmatrix in connection with the transactions contemplated by the Merger Agreement or a Pulmatrix Legacy Transaction; (ii) 50% of the fees paid to the SEC in connection with filing this Registration Statement and any amendments and supplements hereto, with the SEC; (iii) 50% of the fees and expenses in connection with the printing, mailing and distribution of the proxy statement which is a part of this Registration Statement and any amendments and supplements thereto; (iv) 50% of any Nasdaq fees associated with certain actions contemplated by the Merger Agreement, including any fees related to the engagement of a consultant; (v) (x) if Pulmatrix’s Net Cash (without regard to fees related to obtaining a fairness opinion) is less than $7,000,000, 50% of the fees related to obtaining a fairness opinion, or (y) if Pulmatrix’s Net Cash (without regard to fees related to obtaining a fairness opinion) is greater than or equal to $7,000,000, 100% of the fees related to obtaining a fairness opinion; (vi) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the transactions contemplated by the Merger Agreement or any Pulmatrix Legacy Transaction, together with any payroll taxes associated therewith; (vii) the dividend of any excess Closing Pulmatrix Net Cash (but only to the extent declared and unpaid) and all costs and expenses associated therewith; and (viii) the costs associated with obtaining the director and officer insurance policy required to be obtained pursuant to the Merger Agreement, in each case, to the extent unpaid as of the Effective Time;
•	all remaining rent payments and any other liabilities under Pulmatrix’s lease obligations;
•	any unpaid taxes of Pulmatrix and its subsidiaries for tax periods (or portions thereof) ending on or before the Closing Date; and
•
all costs and expenses to be mutually agreed by Pulmatrix and Cullgen relating to the winding down of Pulmatrix Legacy Business, including the sale, license or other disposition of any or all of the Pulmatrix Legacy Business to the extent unpaid as of the Closing, including certain costs incurred costs incurred by Pulmatrix following the Closing pursuant to the Merger Agreement and any costs incurred by Pulmatrix relating to lease terminations.

No later than five business days prior to the anticipated Closing Date, (i) Pulmatrix will deliver to Cullgen a net cash schedule setting forth, in reasonable detail, Pulmatrix’s good faith estimated calculation of its Net Cash as of the close of business on the anticipated Closing Date, prepared and certified by Pulmatrix’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), as the case may be, and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Cullgen will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Pulmatrix (referred to herein as a “dispute notice”). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Pulmatrix’s Net Cash calculation.
If Cullgen disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Pulmatrix and Cullgen. The determination of the amount of Net Cash made by such auditor shall be final and binding on Pulmatrix and Cullgen.
Pulmatrix’s Net Cash balance is subject to numerous factors, including whether Pulmatrix can sell any of its assets prior to Closing, but others of which are outside of Pulmatrix’s control. The actual amount of Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if Pulmatrix and Cullgen are not able to agree upon the amount of Pulmatrix’s Net Cash as of the Cash Determination Time.
Procedures for Exchanging Cullgen Stock Certificates
On or prior to the Closing Date, Pulmatrix will select an exchange agent and, immediately prior to the Effective Time, Pulmatrix will deposit with the exchange agent evidence of book-entry shares representing the shares of Pulmatrix common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Cullgen common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) calculated in accordance with the Merger Agreement.
As soon as reasonably practicable after the Effective Time, Pulmatrix and Cullgen shall cause the exchange agent to mail to each record holder of Cullgen capital stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates and identifying the record holder’s book-entry shares in exchange for the Merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates and identification of book-entry shares, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Pulmatrix common stock issuable to such holder pursuant to the Merger Agreement and any dividends or other distributions payable pursuant to the Merger Agreement. The surrendered certificates representing shares of Cullgen common stock or Cullgen preferred stock will be canceled.
After the Effective Time, each certificate or book-entry share representing Cullgen common stock or Cullgen preferred stock that has not been surrendered will represent only the right to receive the Merger consideration payable in respect thereof pursuant to the Merger Agreement.
HOLDERS OF CULLGEN COMMON STOCK OR CULLGEN PREFERRED STOCK SHOULD NOT SEND IN THEIR CULLGEN STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF CULLGEN STOCK CERTIFICATES.
Effective Time of the Merger
The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Cullgen stockholders and the approval by the Pulmatrix stockholders of the issuance of Pulmatrix common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of a certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time as is agreed by Pulmatrix and Cullgen and specified in the Certificate of Merger. Neither Pulmatrix nor Cullgen can predict the exact timing of the consummation of the Merger.
Regulatory Approvals
In the United States, Pulmatrix must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Pulmatrix common stock, to Cullgen stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Pulmatrix and Cullgen do not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.
On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which took effect on March 31, 2023. The CSRC later circulated No. 1 to No. 6 Supporting Guidance Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC (collectively, the “Guidance Rules and Notice”).
Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland (collectively, “Indirect Oversea Listing Conditions”). The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. In addition, the required filing scope is not limited to the initial public offering, but also includes (i) subsequent overseas securities offering; (ii) overseas direct or indirect listing through single or multiple acquisition(s), share swap, transfer of shares or other means; and (iii) a secondary listing or dual major listing of issuers already listed overseas. For direct or indirect listing through single or multiple acquisitions, share swaps, transfers of shares or other means, the filing entity shall file with the CSRC within three working days following its submission of listing application. Where application documents are not required, the filing with the CSRC shall be made within three working days after the listed company’s first public disclosure of specific arrangements of the transaction.
Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The Trial Measures stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1,000,000 to RMB10,000,000, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Failure to comply with the Trial Measures will result in warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined an amount ranging from RMB500,000 to RMB5,000,000.
Given that the Merger meets the Indirect Oversea Listing Conditions and might be conducted through single or multiple acquisition(s), share swap, transfer of shares or other means, the Merger will result in indirect overseas listing of Cullgen Shanghai. Pursuant to the Merger Agreement, Cullgen is required to obtain approval from the CSRC of the transactions contemplated by the Merger Agreement. Cullgen shall fulfill the filing procedure with the CSRC as per the requirements of the Trial Measures. On November 18, 2024, Cullgen submitted the filing materials to the CSRC, and the filing with the CSRC is still under review. Cullgen may need to further update the filing materials if any of the aforementioned material events occurs.
If Cullgen fails to comply with the Trial Measures or any other applicable regulations in the future, these regulatory authorities may impose fines or penalties on Cullgen.
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations (i) to U.S. Holders (as defined below) of Cullgen common stock or Cullgen preferred stock (collectively, “Cullgen stock”) of the Merger, (ii) to U.S. Holders of Pulmatrix common stock of the Cash Dividend and reverse stock split. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Internal Revenue Code of 1986 (the “Code”), Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Neither Cullgen nor Pulmatrix has sought or will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger, Cash Dividend, or reverse stock split.
This discussion is limited to a U.S. Holder that holds Cullgen stock or Pulmatrix common stock, as applicable, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation. the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•
persons holding Cullgen stock or Pulmatrix common stock, as applicable, as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Cullgen stock or Pulmatrix common stock, as applicable;

•
partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell Cullgen stock or Pulmatrix common stock, as applicable, under the constructive sale provisions of the Code;
•	persons who hold or receive Cullgen stock or Pulmatrix common stock, as applicable, pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax-qualified retirement plans; and
•	persons that own, or have owned, actually or constructively, more than 5% of Cullgen stock or Pulmatrix stock, as applicable.
If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Cullgen stock or Pulmatrix common stock, as applicable, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Cullgen stock or Pulmatrix common stock, as applicable, and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Merger, Cash Dividend, and reverse stock split.
For purpose of this discussion, a “U.S. Holder” is any beneficial owner of Cullgen stock or Pulmatrix common stock, as applicable, that, for U.S. federal income tax purposes, is or is treated as any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger, Cash Dividend, and reverse stock split arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.
The Merger
Each of Cullgen and Pulmatrix intends that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder will not recognize gain or loss upon the exchange of its Cullgen stock for Pulmatrix common stock. A U.S. Holder will have the same aggregate basis in its Pulmatrix common stock after the Merger as such U.S. Holder had in the corresponding Cullgen stock immediately prior to the Merger. A U.S. Holder’s holding period in the Pulmatrix common stock immediately following the Merger will include such U.S. Holder’s holding period in the corresponding Cullgen stock immediately prior to the Merger. If a U.S. Holder holds different blocks of Cullgen stock (generally, Cullgen stock acquired on different dates or at different prices), such U.S. Holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Pulmatrix common stock received in the Merger.
Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to them under state, local and non-U.S. tax laws and other federal tax laws.
Information Reporting
Each U.S. Holder who receives Pulmatrix common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Cullgen is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such U.S. Holder’s Cullgen stock surrendered in the Merger, the fair market value of such Cullgen stock, the date of the Merger, and the name and employer identification number of each of Cullgen and Pulmatrix. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.
The Cash Dividend
The distribution of the Cash Dividend generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of the Pulmatrix’s current or accumulated earnings and profits. Distributions in excess of Pulmatrix’s current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in Pulmatrix common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations. Dividends received by certain individuals and other non-corporate U.S. Holders generally are subject to a reduced rate of U.S. federal income tax, provided certain holding period and other requirements are satisfied. Each U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal income tax considerations to it of the receipt of the Cash Dividend.
The Reverse Stock Split
The reverse stock split is intended to qualify as a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Pulmatrix common stock, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in the shares of Pulmatrix common stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the Pulmatrix common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Pulmatrix common stock), and such U.S. Holder’s holding period in the shares of Pulmatrix common stock received should include the holding period in the shares of Pulmatrix common stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Pulmatrix common stock surrendered to the shares of Pulmatrix common stock received in a recapitalization pursuant to the proposed reverse stock split. Each U.S. Holder of shares of Pulmatrix common stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.
Cash in Lieu of Fractional Shares
A U.S. Holder that receives cash in lieu of a fractional share of Pulmatrix common stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Pulmatrix common stock surrendered that is allocated to such fractional share of Pulmatrix common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Pulmatrix common stock surrendered exceeded one year at the effective time of the reverse stock split.
Tax Reporting
Assuming the reverse stock split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. Holder who receives shares of Pulmatrix common stock in the reverse stock split is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of Pulmatrix or who owned securities in Pulmatrix with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in the holder’s Pulmatrix common stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

This discussion of U.S. federal income tax considerations is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax considerations of the Merger, Cash Dividend, and reverse stock split to a U.S. Holder may be complex and will depend on such U.S. Holder’s specific situation and on factors that are not within Pulmatrix’s or Cullgen’s knowledge or control. Each prospective investor is urged to consult its tax advisor with respect to the application of U.S. federal income tax laws to its specific situation as well as any tax considerations arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.
Nasdaq Stock Market Listing
Shares of Pulmatrix common stock are currently listed on Nasdaq under the symbol “PULM.” Pulmatrix has agreed to use commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Pulmatrix common stock to be issued in connection with the Merger and transactions contemplated thereunder, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the proposed reverse stock split (if required) and to submit a copy of the certificate of amendment to the Pulmatrix Charter effecting the proposed reverse stock split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Cullgen in preparing and filing an initial listing application for the Pulmatrix common stock issued to Cullgen stockholders (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time.
In addition, under the Merger Agreement, each of Pulmatrix’s and Cullgen’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that the Nasdaq Listing Application shall have been approved.
If the Nasdaq Listing Application is approved, Pulmatrix anticipates that the Combined Company common stock will be listed on Nasdaq following the Closing under the trading symbol “CUGN.” In order for the Nasdaq Listing Application to be accepted, among other requirements, the Combined Company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split.
Anticipated Accounting Treatment
The Merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Cullgen is considered to be the accounting acquirer for financial reporting purposes since immediately following the Merger: (i) Cullgen’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Cullgen’s largest stockholder will retain the largest interest in the Combined Company; (iii) Cullgen will designate all but one of the initial members of the Combined Company’s board of directors; and (iv) Cullgen’s executive management team will become the management of the Combined Company. Accordingly, the Merger is expected to be treated for accounting purposes as the equivalent of Cullgen issuing stock to acquire the net assets of Pulmatrix. As a result of Cullgen being treated as the accounting acquirer, Cullgen’s assets and liabilities will be recorded at their pre-combination carrying amounts and the net assets of Pulmatrix will be stated at fair value, which approximate carrying value, with no goodwill or other intangible assets recorded. Upon completion of the Merger, the historical financial statements of Cullgen will become the historical consolidated financial statements of Pulmatrix. Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 297 of this proxy statement/prospectus for additional information.
Appraisal Rights and Dissenters’ Rights
Under the DGCL, Pulmatrix stockholders are not entitled to appraisal rights in connection with the Merger. Cullgen stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.
The discussion below is not a complete summary regarding Cullgen stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex H in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex H. Failure to follow precisely any of the statutory procedures set forth in Annex H may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Cullgen stockholders exercise their appraisal rights under Delaware law.

Under Section 262 of the DGCL, where a Merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such Merger or the surviving corporation, within ten days after the effective date of such Merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such Merger, the effective date of such Merger and that appraisal rights are available.
If the Merger is completed, within ten days after the effective date of the Merger, Cullgen will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Cullgen capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Cullgen within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Cullgen of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Cullgen capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. All demands for appraisal should be addressed to c/o Cullgen Inc., 12730 High Bluff Drive, Suite 250, San Diego, CA 92130, and should be executed by, or on behalf of, the record holder of shares of Cullgen capital stock.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Pulmatrix, Cullgen, Merger Sub or Merger Sub II. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Pulmatrix, Merger Sub and Merger Sub II, on the one hand, and Cullgen, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Pulmatrix and Cullgen do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Pulmatrix or Cullgen, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Pulmatrix, Merger Sub, Merger Sub II and Cullgen and are modified by the disclosure schedules.
Structure
Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the Closing, Merger Sub, a wholly owned subsidiary of Pulmatrix formed by Pulmatrix in connection with the Merger, will merge with and into Cullgen, with Cullgen surviving as a wholly owned subsidiary of Pulmatrix.
Completion and Effectiveness of the Merger
The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Cullgen stockholders and the approval by the Pulmatrix stockholders of the issuance of Pulmatrix common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Pulmatrix and Cullgen and specified in the certificate of merger. Neither Pulmatrix nor Cullgen can predict the exact timing of the consummation of the Merger.
Merger Consideration
At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding share of Cullgen common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Pulmatrix common stock equal to the Exchange Ratio (described in more detail below) and each then-outstanding share of Cullgen preferred stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Pulmatrix common stock equal to (i) the number of shares of Cullgen common stock issuable upon conversion of each share of Cullgen preferred stock pursuant to the Cullgen Charter and as set forth in the Merger Agreement multiplied by (ii) the Exchange Ratio, in accordance with the terms of the Merger Agreement.
No fractional shares of Pulmatrix common stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Cullgen capital stock who would otherwise be entitled to receive a fraction of a share of Pulmatrix common stock (after aggregating all fractional shares of Pulmatrix common stock issuable to such holder) shall receive from Pulmatrix, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with the Merger Agreement and any accompanying documents as required in such letter of transmittal: (i) one share of Pulmatrix common stock if the aggregate amount of fractional shares of Pulmatrix common stock such holder of Cullgen capital stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Pulmatrix common stock if the aggregate amount of fractional shares of Pulmatrix common stock such holder of Cullgen capital stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.
Exchange Ratio
The Exchange Ratio is calculated using a formula intended to allocate existing Pulmatrix and Cullgen securityholders a percentage of the Combined Company. Based on Pulmatrix’s and Cullgen’s capitalization as of November 13, 2024, the Exchange Ratio was estimated to be equal to approximately 1.2491 shares of Pulmatrix common stock for each share of Cullgen common stock. This estimate is subject to adjustment prior to the closing of the Merger for (i) Pulmatrix’s Net Cash as of the Cash Determination Time and (ii) any material post-Closing obligations of Pulmatrix as a result of a Pulmatrix Legacy Transaction, which shall be a reduction to Pulmatrix’s Net Cash (and as a result, Pulmatrix securityholders could own less, and Cullgen securityholders could own more, or vice versa, of the Combined Company).
Pulmatrix management currently anticipates that Pulmatrix’s Net Cash as of Closing will be approximately $3,500,000.
Based on the estimates set forth above, immediately following the completion of the Merger, Pulmatrix securityholders would own approximately 3.6145% of the Combined Company capital stock on a fully-diluted basis, and Cullgen securityholders would own approximately 96.3655% of the Combined Company capital stock on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if Pulmatrix’s Net Cash as of Closing is lower than $2,500,000. Pulmatrix management currently anticipates Pulmatrix’s Net Cash as of Closing will be approximately $3,500,000, before allocating $2,500,000 to Cullgen and before giving effect to the Cash Dividend, which is expected to be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof, and the currently estimated ownership percentages reflect this projection. There can be no assurance that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. There can be no assurance that Net Cash at Closing will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing the Cullgen Merger Shares by the Cullgen Outstanding Shares, in which:
•	“Cullgen Merger Shares” means the product determined by multiplying (i) the Post-Closing Pulmatrix Shares by (ii) the Cullgen Allocation Percentage, in which:
○	“Aggregate Valuation” means the sum of (i) the Cullgen Valuation, plus (ii) the Pulmatrix Valuation;
○	“Cullgen Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting (i) the Pulmatrix Allocation Percentage from (ii) 100%;
○
“Cullgen Outstanding Shares” means, without duplication, the total number of shares of Cullgen capital stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted-to-Cullgen common stock basis assuming, without limitation or duplication the exercise of all Cullgen options or other rights or commitments to receive shares of Cullgen common stock or Cullgen preferred stock (or securities convertible or exercisable into shares of Cullgen common stock or Cullgen preferred stock), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time;

○	“Cullgen Valuation” means $280,000,000;
○	“Pulmatrix Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Pulmatrix Valuation by (ii) the Aggregate Valuation;
○	“Pulmatrix Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of Pulmatrix common stock outstanding immediately prior to the Effective Time plus the underlying shares of Pulmatrix common stock in respect of all in the money Pulmatrix options and in the money Pulmatrix warrants that are outstanding immediately prior to the Effective Time;
○	“Pulmatrix Valuation” means (i) $10,500,000, minus (ii) the amount by which Pulmatrix’s Net Cash is less than $2,500,000 (if any); and
○	“Post-Closing Pulmatrix Shares” mean the quotient determined by dividing (i) the Pulmatrix Outstanding Shares by (ii) the Pulmatrix Allocation Percentage;
•
“Cullgen Outstanding Shares” means, without duplication, the total number of shares of Cullgen capital stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted-to-Cullgen common stock basis assuming, without limitation or duplication the exercise of all Cullgen options or other rights or commitments to receive shares of Cullgen common stock or Cullgen preferred stock (or securities convertible or exercisable into shares of Cullgen common stock or Cullgen preferred stock), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time.

Calculation of Pulmatrix’s Net Cash
Pursuant to the terms of the Merger Agreement, Pulmatrix’s “Net Cash” means, as of close of business on the Closing Date, the sum (without duplication) of the following:
•	Pulmatrix’s unrestricted cash, cash equivalents and short-term investments; and
•
(i) $325,000 for each month, or portion thereof, after April 30, 2025 by which Closing is delayed and (ii) an additional $432,000 after June 15, 2025, (except where such delay is caused due to the failure of Pulmatrix to complete the conditions set forth in the Merger Agreement, and net of any amounts remaining under Pulmatrix’s current director and officer insurance policy which are creditable against the costs of obtaining the director and officer insurance policy required to be obtained pursuant to the Merger Agreement) (for example, if the Closing is delayed until (A) May 31, 2025, then $325,000 will be added to Pulmatrix’s Net Cash or (B) June 30, 2025, then $1,082,000 (net of any amounts remaining under Pulmatrix’s current director and officer insurance policy which are creditable against the costs of obtaining the director and officer insurance policy required to be obtained pursuant to the Merger Agreement) will be added to Pulmatrix’s Net Cash);

minus the sum of the following:
•
Pulmatrix’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date (including the aggregate amount of any termination fees payable to holders of Pulmatrix warrants);

•
the aggregate amount (without duplication) of all fees and expenses incurred by Pulmatrix prior to the Effective Time in connection with the transactions contemplated by the Merger Agreement or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the business of Pulmatrix as conducted at any time prior to the date of the Merger Agreement (such business, the “Pulmatrix Legacy Business” and any such transaction, a “Pulmatrix Legacy Transaction”) or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of all or a portion of the Pulmatrix Legacy Business, including: (i) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Pulmatrix in connection with the transactions contemplated by the Merger Agreement or a Pulmatrix Legacy Transaction; (ii) 50% of the fees paid to the SEC in connection with filing this Registration Statement and any amendments and supplements hereto, with the SEC; (iii) 50% of the fees and expenses in connection with the printing, mailing and distribution of the proxy statement which is a part of this Registration Statement and any amendments and supplements thereto; (iv) 50% of any Nasdaq fees associated with certain actions contemplated by the Merger Agreement, including any fees related to the engagement of a consultant; (v) (x) if Pulmatrix’s Net Cash (without regard to fees related to obtaining a fairness opinion) is less than $7,000,000, 50% of the fees related to obtaining a fairness opinion, or (y) if Pulmatrix’s Net Cash (without regard to fees related to obtaining a fairness opinion) is greater than or equal to $7,000,000, 100% of the fees related to obtaining a fairness opinion; (vi) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the transactions contemplated by the Merger Agreement or any Pulmatrix Legacy Transaction, together with any payroll taxes associated therewith; (vii) the dividend of any excess Closing Pulmatrix Net Cash (but only to the extent declared and unpaid) and all costs and expenses associated therewith; and (viii) the costs associated with obtaining the director and officer insurance policy required to be obtained pursuant to the Merger Agreement, in each case, to the extent unpaid as of the Effective Time;
•	all remaining rent payments and any other liabilities under Pulmatrix’s lease obligations;
•	any unpaid taxes of Pulmatrix and its subsidiaries for tax periods (or portions thereof) ending on or before the Closing Date; and
•
all costs and expenses to be mutually agreed by Pulmatrix and Cullgen relating to the winding down of Pulmatrix Legacy Business, including the sale, license or other disposition of any or all of the Pulmatrix Legacy Business to the extent unpaid as of the Closing, including certain costs incurred costs incurred by Pulmatrix following the Closing pursuant to the Merger Agreement and any costs incurred by Pulmatrix relating to lease terminations.

No later than five business days prior to the anticipated Closing Date, (i) Pulmatrix will deliver to Cullgen a net cash schedule setting forth, in reasonable detail, Pulmatrix’s good faith estimated calculation of its Net Cash as of the close of business on the anticipated Closing Date, prepared and certified by Pulmatrix’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), as the case may be, and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Cullgen will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Pulmatrix (referred to herein as a “dispute notice”). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Pulmatrix’s Net Cash calculation.
If Cullgen disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Pulmatrix and Cullgen. The determination of the amount of Net Cash made by such auditor shall be final and binding on Pulmatrix and Cullgen.
Pulmatrix’s Net Cash balance is subject to numerous factors, some of which are outside of Pulmatrix’s control. The actual amount of Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if Pulmatrix and Cullgen are not able to agree upon the amount of Pulmatrix’s Net Cash as of the Cash Determination Time.
Treatment of Cullgen Options
Under the terms of the Merger Agreement, each option to purchase shares of Cullgen common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of Pulmatrix common stock.
Accordingly, from and after the Effective Time: (i) each outstanding Cullgen stock option assumed by Pulmatrix may be exercised solely for shares of Pulmatrix common stock; (ii) the number of shares of Pulmatrix common stock subject to each outstanding Cullgen stock option assumed by Pulmatrix will be determined by multiplying (A) the number of shares of Cullgen common stock that were subject to such Cullgen stock option assumed by Pulmatrix, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Pulmatrix common stock; and (iii) the per share exercise price of each Cullgen stock option assumed by Pulmatrix will be determined by dividing (A) the per share exercise price of such Cullgen stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Cullgen stock option assumed by Pulmatrix will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Pulmatrix stock option will otherwise remain unchanged.
To the extent provided under the terms of a Cullgen stock option assumed by Pulmatrix in accordance with the terms of the Merger Agreement, such Cullgen stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Cullgen common stock subsequent to the Effective Time. Following the completion of the Merger, the Combined Company board of directors or a committee thereof will succeed to the authority and responsibility of the Cullgen board of directors or any committee thereof with respect to each Cullgen stock option assumed by Pulmatrix in accordance with the terms of the Merger Agreement.
Treatment of Pulmatrix Common Stock
Except as contemplated by the proposed increase in the number of authorized shares of Pulmatrix common stock described in Proposal No. 3 of this proxy statement/prospectus and the proposed reverse stock split of issued and outstanding Pulmatrix common stock described in Proposal No. 2 of this proxy statement/prospectus, Pulmatrix common stock will remain unaffected by the Merger.
Treatment of Pulmatrix Warrants
Under the terms of the Merger Agreement, each warrant to acquire shares of Pulmatrix common stock that is outstanding and unexercised immediately prior to the Effective Time shall survive the Closing and remain outstanding in accordance with its terms; provided that the holders of any such warrants which remain outstanding following closing may elect to require Pulmatrix to pay such holders cash in exchange for the termination of the remaining unexercised portion of such warrants if contemplated by the terms of such warrants.
Procedures for Exchanging Cullgen Stock Certificates
On or prior to the Closing Date, Pulmatrix and Cullgen will jointly select an exchange agent and, at the Effective Time, Pulmatrix will deposit with the exchange agent evidence of book-entry shares representing the shares of Pulmatrix common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Cullgen common stock or Cullgen preferred stock.
Promptly after the Effective Time, the exchange agent will mail to each record holder of Cullgen common stock or Cullgen preferred stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the Merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Pulmatrix, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Pulmatrix common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Cullgen common stock or Cullgen preferred stock will be canceled.
After the Effective Time, each certificate representing Cullgen common stock or Cullgen preferred stock that has not been surrendered will represent only the right to receive shares of Pulmatrix common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.
HOLDERS OF CULLGEN COMMON STOCK OR CULLGEN PREFERRED STOCK SHOULD NOT SEND IN THEIR CULLGEN STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF CULLGEN STOCK CERTIFICATES.
Directors and Officers of Pulmatrix Following the Merger
Pursuant to the Merger Agreement, each of the directors and officers of Pulmatrix will resign effective as of the Effective Time and the Combined Company board of directors will thereafter consist of a total of seven directors, six of which shall be designated by Cullgen and one of which shall be designated by Pulmatrix and agreed to by Cullgen. Cullgen has designated Ying Luo, Ph.D., Thomas Eastling, Yue Xiong, Ph.D., Claire Weston, Ph.D., Maxwell Kirkby and Feng Tian, Ph.D., and Pulmatrix has designated Peter Ludlum to serve as members of the Combined Company board of directors.
In addition, upon the Closing, Ying Luo will serve as Chief Executive Officer, Thomas Eastling will serve as Chief Financial Officer and Yue Xiong will serve as Chief Scientific Officer.

Amendment of the Amended and Restated Certificate of Incorporation of Pulmatrix
Pulmatrix agreed to amend the Pulmatrix Charter to (i) change Pulmatrix’s name to “Cullgen Inc.”, (ii) effect the proposed reverse stock split, if needed, (iii) authorize a sufficient number of shares of common stock to issue the Merger consideration, and (iv) increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue to the amount proposed in this proxy statement/prospectus.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Pulmatrix and Merger Sub, on one hand, and Cullgen, on the other hand, for a transaction of this type relating to, among other things:
•	corporate organization and power, and similar corporate matters;
•	due organization;
•	subsidiaries;
•	organizational documents;
•	authority to enter into the Merger Agreement and the related agreements;
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votes required for completion of the Merger and approval of the proposals that will come before the Pulmatrix Special Meeting of stockholders and that will be the subject of the Cullgen stockholder approval;

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except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the Merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties’ assets or require the consent of any third party;

•	the parties’ efforts with respect to ensuring the inapplicability of Section 203 of the DGCL and other similar takeover laws;
•	capitalization;
•	financial statements and, with respect to Pulmatrix, documents filed with the SEC and the accuracy of information contained in those documents;
•	material changes or events;
•	liabilities;
•	title to assets;
•	real property and leaseholds;
•	intellectual property;
•	material contracts;
•	the validity of material contracts to which the parties or their subsidiaries are a party and any default of such contracts;
•	regulatory compliance, permits and restrictions;
•	legal proceedings and orders;
•	tax matters;
•	employee and labor matters and benefit plans;
•	environmental matters;
•	insurance;
•	financial advisors and similar fees;
•	certain transactions or relationships with affiliates;
•	privacy and data security;

•	with respect to Cullgen, ownership of Pulmatrix capital stock; and
•	with respect to Pulmatrix, the valid issuance in the Merger of Pulmatrix common stock.
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger. The accuracy of the representations and warranties of each of Pulmatrix, Merger Sub and Cullgen form the basis of certain of the conditions to the obligations of Pulmatrix, Merger Sub and Cullgen to complete the Merger, subject to materiality thresholds.
Covenants; Conduct of Business Pending the Merger
Pulmatrix has agreed that, except as contemplated or permitted by the Merger Agreement, as required by law, or unless Cullgen has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Pulmatrix will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain material contracts. Pulmatrix has also agreed that, subject to certain limited exceptions and except as contemplated or permitted by the Merger Agreement, as required by law, or unless Cullgen has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit any of its subsidiaries to:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Pulmatrix common stock from terminated employees, directors or consultants of Pulmatrix);

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except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other similar organizational documents of Pulmatrix, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for Pulmatrix common stock issued upon the valid exercise of outstanding Pulmatrix options or Pulmatrix restricted stock units, as applicable), any option, warrant or right to acquire any capital stock or any other security or any instrument convertible into or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;
•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $25,000;
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adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of compliance with Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire or terminate any officer, employee or consultant;

•	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;
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other than in the ordinary course of business, make, change or revoke any material tax election; file any amended income or other material amendment to any tax return; enter into any material tax closing agreement; settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund; or adopt or change any material accounting method in respect of taxes;

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waive, settle or compromise any pending or threatened legal proceeding against Pulmatrix or any of its subsidiaries, other than waivers, settlements or agreements for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and that do not impose any material restrictions on the operations or businesses of Pulmatrix or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Pulmatrix or any of its subsidiaries;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;
•	forgive any loans to any person, including its employees, officers, directors or affiliate;
•	terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy;
•	except in the ordinary course of business, materially change pricing or royalties or other payments set or charged by Pulmatrix or any of subsidiaries to its customers or licensees;
•	enter into, amend in a manner adverse to Pulmatrix or terminate any material contract of Pulmatrix outside of the ordinary course of business; or
•	agree, resolve or commit to do any of the foregoing.
Notwithstanding the foregoing restrictions, Pulmatrix is expressly permitted to engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of the Pulmatrix Legacy Business (including terminating its real estate leases and other contracts) and is expressly permitted to declare and pay a dividend (the “Cash Dividend”) on the shares of Pulmatrix common stock outstanding prior to the Effective Time (excluding for the avoidance of doubt any shares of Pulmatrix common stock issuable pursuant to the Merger), up to an amount equal in the aggregate to Pulmatrix’s reasonable, good faith approximation (the “Closing Pulmatrix Net Cash”) of the amount by which Pulmatrix’s Net Cash will exceed $2,500,000 (such amount, the “Cash Dividend Amount”), provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the Cash Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000. There is no guarantee that the Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
Cullgen has agreed that, except as contemplated or permitted by the Merger Agreement, as required by law, or unless Pulmatrix shall have provided its written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Cullgen will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain contracts. Cullgen has also agreed that, subject to certain limited exceptions and except as contemplated or permitted by the Merger Agreement, as required by law, or unless Cullgen has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit its subsidiary to:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Cullgen);

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except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other organizational documents of Cullgen or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

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other than in the ordinary course of its business, sell, issue, grant or authorize any of the foregoing actions with respect to more than 25% of the shares of Cullgen capital stock outstanding as of the date the Merger Agreement was signed: any capital stock or other security of Cullgen or its subsidiaries (except for shares of outstanding Cullgen common stock issued upon the valid exercise or settlement of Cullgen options in accordance with their terms as in effect as of the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Cullgen or its subsidiaries;

•	other than in the ordinary course of its business, acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others;
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acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

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sell, assign, transfer, license, sublicense or otherwise dispose of any material Cullgen intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

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waive, settle or compromise any pending or threatened legal proceeding against Cullgen, other than waivers, settlements or agreements (i) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (ii) that do not impose any material restrictions on the operations or businesses of Cullgen, or any equitable relief on, or the admission of wrongdoing by Cullgen;

•	enter into, amend in a manner adverse to Cullgen or terminate any material contract of Cullgen outside of the ordinary course of business; or
•	agree, resolve or commit to do any of the foregoing.
Non-Solicitation
Each of Pulmatrix and Cullgen have agreed that, except as described below, Pulmatrix and Cullgen and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;
•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction; or
•	publicly propose to do any of the foregoing.
An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Cullgen, on the one hand, or Pulmatrix on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.
An “Acquisition Proposal” means, with respect to either party, any proposal or offer, whether written or oral from any person (other than an offer or proposal made or submitted by or on behalf of Cullgen or any of its affiliates, on the one hand, or by or on behalf of Pulmatrix or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to an Acquisition Transaction with such party.

An “Acquisition Transaction” means any transaction or series of related transactions (other than a Pulmatrix Legacy Transaction) involving:
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any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Pulmatrix or Cullgen or any of their respective subsidiaries or (ii) in which Pulmatrix, Cullgen, or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities; or

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Pulmatrix or Cullgen and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Pulmatrix stockholders or Cullgen stockholders required to consummate the Merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:
•	such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of the Merger Agreement;
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such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law;

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at least two business days prior to furnishing any non-public information or entering into discussions with a third party, such party gives the other party written notice of the identity of the third party and of that party’s intention to furnish non-public information to, or enter into discussions with, such third party;

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such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Pulmatrix and Cullgen; and

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at least two business days prior to furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach of the Merger Agreement, (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.
The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party receives any such Acquisition Proposal or Acquisition Inquiry) advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
Board Recommendation Change
Under the Merger Agreement, subject to certain exceptions described below, both Cullgen and Pulmatrix agreed that their respective board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of such party’s board of directors in a manner adverse to the other party except for in limited circumstances described below.
At any time prior to the approval of the Merger by each party’s respective stockholders, if (i) such party has received a bona fide written Acquisition Proposal that such party’s board of directors determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that such party meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (C) any Pulmatrix Legacy Transaction) that affects the business, assets or operations of such party and occurs or arises after the date the Merger Agreement was executed.
In the case of a change recommendation due to a material development or change in circumstance, such party’s board of directors must first promptly notify the other party, in writing, at least four business days before making a change in its recommendation, stating the material facts and circumstances related to the applicable material development or change in circumstance and that such party’s board of directors intends to make a change in its recommendation.
In the case of a change its recommendation due to a Superior Offer, such party’s board of directors must first:
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determine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

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negotiate with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, during the required four business day notice period and provide the other party with certain information regarding such Superior Offer.

If the other party delivers a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the party considering a change in the recommendation of its board of directors must redetermine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement).
Meeting of Pulmatrix Stockholders and Written Consent of Cullgen Stockholders
Pulmatrix is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Pulmatrix common stock for the purpose of considering and voting to approve the Merger Agreement and the transactions contemplated thereby (including the Merger), amendments to the Pulmatrix Charter, and, if deemed necessary by Pulmatrix, a Pulmatrix Legacy Transaction, each as further described herein. The Pulmatrix Special Meeting will be held as promptly as practicable after this registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of this registration statement on Form S-4.
Promptly after this registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, Cullgen is required to obtain the approval by vote or written consent from (i) (i) the holders of at least 67% of the outstanding shares of Cullgen Series C preferred stock, (ii) the holders of at least 67% of the outstanding shares of Cullgen Series B preferred stock, (iii) the holders of at least a majority of the outstanding shares of Cullgen Series A preferred stock, (iv) the holders of at least a majority-in-interest of the Cullgen preferred stock, (v) the holders of at least 67% of the Cullgen preferred stock held by stockholders that hold, individually or together with their affiliates, at least 1,900,000 shares of Cullgen preferred stock, (vi) GNI USA, (vii) Yue Xiong, (viii) Jian Jin, (ix) Wuxi Astra-Zeneca-CICC No. 1 Venture Capital Partnership (L.P.), and (x) Hangzhou Astra-Zeneca-CICC Venture Capital Partnership (L.P.), to (x) adopt and approve the Merger Agreement and the Merger or the transactions contemplated thereby (including the Merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the Merger, they are not entitled to appraisal rights with respect to their shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL. Reasonably promptly following receipt of such consents (and in any event no later than ten days thereafter), Cullgen will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.
Regulatory Approvals
Each party agreed to use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. Pulmatrix and Cullgen do not intend to seek any regulatory approval from antitrust or other regulatory authorities to consummate the transactions.
Indemnification and Insurance for Directors and Officers
Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Pulmatrix and the surviving corporation in the Merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Pulmatrix or Cullgen, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Pulmatrix or of Cullgen, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. From and after the Effective Time, Pulmatrix and the surviving corporation in the Merger will also fulfill Pulmatrix’s and Cullgen’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of Pulmatrix or Cullgen.
The certificate of incorporation and bylaws of the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Pulmatrix Charter and the Pulmatrix Bylaws.
From and after the Effective Time, Pulmatrix will maintain director and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Pulmatrix. In addition, Pulmatrix will secure and purchase a six year “tail policy” on Pulmatrix’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing of the Merger.
Pre-Closing Cash Dividend
Prior to the Effective Time, if the proposals described in this proxy statement/prospectus are approved, and if Pulmatrix’s Net Cash exceeds $2,500,000, then Pulmatrix expects to declare the Cash Dividend to the holders of record of outstanding shares of Pulmatrix common stock as of a record date prior to the Effective Time, to be determined by the Pulmatrix board of directors. There is no guarantee that the Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix management currently expects that the Cash Dividend shall be approximately $1,000,000 in the aggregate, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders. The ex-dividend date in respect of such Cash Dividend (i.e. the date on which shares of Pulmatrix common stock shall trade without the right to receive the Cash Dividend) will be determined by Nasdaq. Pulmatrix stockholders of record who continue to hold their eligible shares of Pulmatrix common stock until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. Pulmatrix expects the Cash Dividend would be paid to Pulmatrix stockholders of record entitled to receive the Cash Dividend prior to the Closing.

Additional Agreements
Each of Pulmatrix and Cullgen has agreed to use its reasonable best efforts to cause to be taken all actions necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:
•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;
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use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the Merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and
•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.
Pursuant to the Merger Agreement, Pulmatrix and Cullgen have further agreed that:
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Pulmatrix will use its commercially reasonable efforts to maintain its listing on Nasdaq and cause the shares of Pulmatrix common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time.

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Pulmatrix will keep Cullgen reasonably informed regarding any stockholder litigation against Pulmatrix or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. Pulmatrix will (i) give Cullgen the opportunity to participate in the defense, settlement or prosecution of any such litigation (ii) consult with Cullgen with respect to the defense, settlement and prosecution of any such litigation and (iii) consider in good faith Cullgen’s advice with respect to such litigation.

Conditions to the Completion of the Merger
The following contains a description of all material conditions to the completion of the Merger.
Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:
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the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or any proceeding seeking a stop order that has not been withdrawn; and any material state securities laws applicable to the issuance of the shares of Pulmatrix capital stock in connection with the Merger or any of the other transactions contemplated by the Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued in respect of such shares of Pulmatrix capital stock by any applicable state securities commissioner or court of competent jurisdiction;

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there must not have been issued, and remain in effect, any order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any governmental authority of competent jurisdiction, and there must not be any law, statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;

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the holders of a majority of the outstanding shares of Cullgen common stock and preferred stock, voting together as a single class on an as-converted basis and the holders of a majority of the outstanding shares of Cullgen Preferred Stock, voting as a separate class, must have adopted and approved the Merger Agreement and the transactions contemplated thereby by written consent, or the Cullgen stockholder approval;

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the holders of the shares of Pulmatrix common stock constituting a majority of the votes cast, present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on such matters, voting affirmatively or negatively (excluding abstentions and broker non-votes), must have approved the Merger Agreement and the transactions contemplated thereby;

•	the initial listing application for Pulmatrix common stock on Nasdaq shall have been approved by Nasdaq;
•	Cullgen shall have obtained approval of the transactions contemplated by the Merger Agreement from the China Securities Regulatory Commission of the People’s Republic of China;
•	the lock-up agreements executed by certain stockholders of Cullgen and a certain director of Pulmatrix will continue to be in full force and effect;
•
the Pulmatrix Charter amendment shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by the Merger Agreement; and

•	the Registration Rights Agreement shall have been duly executed by Pulmatrix and Cullgen.
In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:
•	the other party’s representations and warranties being true and correct as of the Closing Date, subject to applicable materiality qualifiers;
•
the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	the lack of a material adverse effect that is continuing with respect to the other party;
•
if Pulmatrix declares the Cash Dividend, then the Cash Dividend Amount shall have been deposited by Pulmatrix with Pulmatrix’s transfer agent for further distribution to the holders of the shares of Pulmatrix common stock outstanding as of the record date of the Cash Dividend;

•	As of the Cash Determination Time, Pulmatrix’s Net Cash, as finally determined pursuant to the Merger Agreement, shall be greater than or equal to one dollar; and
•	the other party having delivered certain certificates and other documents required under the Merger Agreement for the Closing.
Termination and Termination Fees
Termination of the Merger Agreement
The Merger Agreement may be terminated at any time before the Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:
(a)	by mutual written consent of Pulmatrix and Cullgen;
(b)
by either Pulmatrix or Cullgen, if the Merger has not been consummated by the nine-month anniversary of the Closing Date (the “End Date”) (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement, provided that, in the event that (i) the SEC has not declared effective under the Securities Act the registration statement on Form S-4, of which this proxy statement/prospectus is a part, or (ii) the CSRC has not approved the transactions contemplated by the Merger Agreement, in each case by the date which is 60 days prior to the End Date, then either Cullgen or Pulmatrix shall be entitled to extend the End Date for an additional sixty (60) days;

(c)
by either Pulmatrix or Cullgen, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any of the transactions contemplated by the Merger Agreement;

(d)
by Pulmatrix, if the Cullgen stockholder approval has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Pulmatrix once the Cullgen stockholder approval has been obtained;

(e)
by either Pulmatrix or Cullgen, if the Pulmatrix Special Meeting has been held and completed and Pulmatrix stockholders have taken a final vote on the Merger Proposals set forth herein to be considered at the Pulmatrix Special Meeting, and the Merger Proposals have not been approved by the Pulmatrix stockholders; provided that this right to terminate the Merger Agreement will not be available to Pulmatrix if Pulmatrix’s action or failure to act has been a principal cause of the failure to obtain the Pulmatrix stockholder approval at the Pulmatrix Special Meeting and such action or failure to act constitutes a material breach of the Merger Agreement;

(f)
by Cullgen, at any time prior to obtaining the approval by Pulmatrix stockholders of the Merger Proposals set forth herein to be considered at the Pulmatrix Special Meeting, if any of the following circumstances shall occur:

○
Pulmatrix fails to include in this proxy statement/prospectus the Pulmatrix board of directors’ recommendation that Pulmatrix stockholders vote to approve the Merger Proposals set forth herein to be considered at the Pulmatrix Special Meeting;

○
the Pulmatrix board of directors, or any committee thereof, makes a Pulmatrix board recommendation change in a manner adverse to Cullgen (or publicly proposes to do so), or adopts, approves or recommends any Acquisition Proposal (or publicly proposes to do so); or

○	Pulmatrix enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;
(g)	by Pulmatrix, at any time prior to obtaining the Cullgen stockholder approval, if the Cullgen board of directors publicly approves, endorses or recommends any Acquisition Proposal;
(h)
by Cullgen, if Pulmatrix or Merger Sub have breached any of their representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Pulmatrix has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; provided that Cullgen is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then Cullgen shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Cullgen to Pulmatrix or Merger Sub and Cullgen’s intention to terminate pursuant to this paragraph and (ii) Pulmatrix and Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that Cullgen shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Pulmatrix or Merger Sub is cured prior to such termination becoming effective);

(i)
by Pulmatrix, if Cullgen has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Cullgen has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; provided that Pulmatrix is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then Pulmatrix shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Pulmatrix to Cullgen and Pulmatrix’s intention to terminate pursuant to this paragraph and (ii) Cullgen ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Cullgen is cured prior to such termination becoming effective); or

(j)
by Pulmatrix (at any time prior to obtaining the Pulmatrix stockholder approval), concurrently with Pulmatrix’s entering into a definitive agreement for a superior offer, subject to certain conditions.

Termination Fees Payable by Pulmatrix
Pulmatrix must pay Cullgen a termination fee of $420,000 if (i) the Merger Agreement is terminated by Cullgen pursuant to clause (f) above and at any time after the date of the Merger Agreement and prior to the Pulmatrix Special Meeting, an Acquisition Proposal with respect to Pulmatrix will have been publicly announced, disclosed or otherwise communicated to the Pulmatrix board of directors (and will not have been withdrawn), within 12 months after the date of such termination, Pulmatrix enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction, or (ii) the Merger Agreement is terminated by Pulmatrix pursuant to clause (j) above.
Termination Fees Payable by Cullgen
Cullgen must pay Pulmatrix a termination fee of (i) $2,800,000 if the Merger Agreement is terminated by Pulmatrix pursuant to clause (d) above, or (ii) $8,400,000 if the Merger Agreement is terminated by Pulmatrix pursuant to clause (g) above.
Amendment and Waiver
The Merger Agreement may be amended by the parties to the Merger Agreement by action taken or authorized by their respective boards of directors at any time, whether before or after the approval of the Merger Agreement by either party’s stockholders has been obtained; provided, that after approval of the Merger Agreement has been obtained by either party’s stockholders, no amendment may be made that pursuant to applicable law requires further approval or adoption by the stockholders of either party, without such further approval or adoption.
Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party, to the extent permitted by applicable law; provided, that after approval of the Merger Agreement has been obtained by either party’s stockholders, no waiver may be made that pursuant to applicable law requires further approval or adoption by the stockholders of either party, without such further approval or adoption. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any right or power under the Merger Agreement will operate as a waiver of such right or power. Furthermore, no single or partial exercise of any such right or power will preclude any other or further exercise thereof or of any other right or power.
Fees and Expenses
The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 157 of this proxy statement/prospectus, and except that Pulmatrix and Cullgen will share equally in any fees and expenses incurred in relation to the filings with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements and paid to a financial printer or the SEC.

AGREEMENTS RELATED TO THE MERGER
Support Agreements
Certain Cullgen stockholders holding approximately 98% of the outstanding shares of Cullgen capital stock have entered into Cullgen Support Agreements with Pulmatrix and Cullgen to vote all of their shares of Cullgen capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals.
Lock-Up Agreements
Certain of the Cullgen executive officers, directors and stockholders have entered into, and a current Pulmatrix director who is expected to serve on the post-Closing board of directors of the Combined Company will enter into, lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Pulmatrix common stock or any securities convertible into or exercisable or exchangeable for Pulmatrix common stock, currently or thereafter owned until 180 days after the effective time in the case of certain stockholders and until up to 24 months after the effective time subject to a tiered release schedule in the case of executive officers, directors and certain institutional investors.
The Cullgen stockholders who have executed lock-up agreements as of November 13, 2024 owned, in the aggregate, approximately 98% of the shares of Cullgen’s outstanding capital stock.
The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex E.
Registration Rights Agreement
The Merger Agreement contemplates Pulmatrix, Cullgen and the pre-Merger Cullgen stockholders who are Affiliates (as defined in the Merger Agreement) of Cullgen entering into a registration rights agreement at the Closing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of shares of Pulmatrix common stock that are held by such stockholders.
Pursuant to the registration rights agreement, the Combined Company will agree to prepare and file a resale registration statement covering the resale of the Pulmatrix common stock within 45 days of the Closing pursuant to Rule 415 and to use its reasonable best efforts to keep such registration statement continuously effective under the Securities Act until the earlier of (a) the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144 of the Securities Act (“Rule 144”), or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Combined Company to be in compliance with the current public information requirement under Rule 144, and (b) five years after the date of the registration rights agreement.
Pursuant to the registration rights agreement, the Combined Company will agree that neither the Combined Company nor the Combined Company securityholders may have “piggyback” registration rights and that the Combined Company will be prohibited from filing any other registration statements until all of the registerable securities subject to the registration rights agreement are registered pursuant to an effective registration statement, subject to certain exceptions. The registration rights agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. The form of registration rights agreement is filed as Exhibit 10.3 to this registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the foregoing description of the registration rights agreement is qualified in its entirety by reference thereto.

PULMATRIX DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE
Management and the Board of Directors
The following table sets forth the persons who serve as Pulmatrix’s executive officers and directors, and their ages as of May 1, 2025.

Name	Age	Position
Peter Ludlum	69	Interim Chief Executive Officer and Interim Chief Financial Officer
Richard Batycky, Ph.D.	56	Director
Todd Bazemore	54	Director
Christopher Cabell M.D.	56	Director
Michael J. Higgins	62	Director and Chairman of the Board of Directors
Anand Varadan	58	Director

Management
Peter Ludlum. Mr. Ludlum has served as Pulmatrix’s interim Chief Executive Officer and principal executive officer since July 20, 2024, its interim Chief Financial Officer, principal accounting officer and principal financial officer since April 2022, and its Strategic Advisor – Finance since December 2021, all pursuant to a November 30, 2021, consulting agreement and subsequent amendments thereto, by and between Pulmatrix and Danforth Advisors, LLC (“Danforth”). Mr. Ludlum has served as an employee with Danforth, a provider of strategic and operational finance and accounting for life science companies, since December 2021. Prior to Danforth, Mr. Ludlum worked as an independent financial consultant. Previously, Mr. Ludlum served in several executive roles at Emmaus Life Sciences, Inc. (n/k/a EMI Holding, Inc.), a commercial-stage biopharmaceutical company, including Co-President, Chief Business Officer, Executive Vice President and Chief Financial Officer, during his tenure from April 2012 until May 2017. Mr. Ludlum previously served as the Chief Financial Officer of Energy and Power Solutions, Inc., an energy intelligence company, from April 2008 to December 2011. He received a B.S. in Business and Economics with a major in accounting from Lehigh University and an MBA with a concentration in Finance from California State University, Fullerton.
Board of Directors (Non-Employee Directors)
Richard Batycky, Ph.D. Dr. Batycky was appointed to serve as a director of Pulmatrix in November 2019. He is currently the President and Chief Executive Officer of Nocion Therapeutics, Inc. having served in such position since 2018. Dr. Batycky has over two decades of experience with biotech start-ups from founding to acquisition across an array of platforms and disease states with notable expertise in inhaled drug development. From 2009 to 2014, he was the Chief Scientific Officer and a founder of Civitas Therapeutics, which was acquired by Acorda Therapeutics, Inc., or Acorda. At Acorda, he served as Chief Technology Officer from 2014 to 2018 where he led its novel dry powder inhalation therapy to treat motor issues in Parkinson’s patients through to FDA approval as Inbrija™. Prior to Civitas Therapeutics, he was Chief Scientific Officer and Senior VP of R&D at Pulmatrix from 2007 to 2009 and held prior positions at Alkermes and Advanced Inhalation Research from 1998 to 2007. Dr. Batycky received his B.Sc. in Chemical Engineering from the University of Calgary and his S.M. and Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology (MIT). Pulmatrix believes that Dr. Batycky’s noteworthy experience in inhaled drug development in biotechnology companies qualifies him to serve as a member of the Pulmatrix board of directors.
Todd Bazemore. Mr. Bazemore was appointed to serve as a director of Pulmatrix in October 2020. Todd Bazemore is currently the Interim Chief Executive Officer at KALA BIO, Inc., where he has also served as the President and Chief Operating Officer since December 2021 and as the Chief Operating Officer from November 2017 through November 2021. Previously, he served as Executive Vice President and Chief Operating Officer of Santhera Pharmaceuticals (USA) Inc., or Santhera, a pharmaceutical company and subsidiary of Santhera Pharmaceuticals Holdings AG, from September 2016 until November 2017. Prior to joining Santhera, Mr. Bazemore served as Executive Vice President and Chief Commercial Officer of Dyax Corp., or Dyax, a biopharmaceutical company focused on orphan diseases, between April 2014 and January 2016, when Dyax was acquired by Shire plc. Between April 2012 and September 2013, he served as Vice President, Managed Markets at Sunovion Pharmaceuticals, Inc., or Sunovion (a subsidiary of Dainippon Sumitomo Pharma Co. Ltd.), a global biopharmaceutical company focused on serious medical conditions. Prior to that, Mr. Bazemore held several roles of increasing responsibility at Sunovion, including Vice President of Sales and Vice President of the Respiratory Business Unit. He received his Bachelor of Science from the University of Massachusetts, Lowell. Pulmatrix believes that Mr. Bazemore has extensive business experience running the commercial operations of biopharmaceutical companies and qualifies him to serve as a member of the Pulmatrix board of directors.
Christopher Cabell, M.D. Dr. Cabell was appointed to serve as a director of Pulmatrix in June 2020. He is currently the President and Head of Research & Development at Inhibikase Therapeutics. Prior to joining Inhibikase Therapeutics in February 2025, Dr. Cabell was Chief Executive Officer at CorHepta Pharmaceuticals. Previously, Dr. Cabell was Chief Medical Officer at Arena Pharmaceuticals, Zura Bio and Emergent BioSolutions. Dr. Cabell has also served on multiple corporate and scientific advisory boards. Earlier in his career, Dr. Cabell was a consultant, founding HD Consulting and serving as Head of the Therapeutic & Specialty Business Development team for Quintiles. Dr. Cabell was on faculty at Duke University School of Medicine in the Division of Cardiology. Dr. Cabell is a Fellow of the American College of Cardiology and has over 100 peer reviewed publications including in the New England Journal of Medicine, JAMA, and Annals of Internal Medicine. Board certified in both internal medicine and cardiovascular diseases, Dr. Cabell is an honors graduate of Pennsylvania State University and Duke University, earning both his Medical Degree and a Masters in Health Sciences from the latter. Pulmatrix believes that Dr. Cabell’s noteworthy experience in clinical drug development in biotechnology companies qualifies him to serve as a member of the Pulmatrix board of directors.
Michael J. Higgins. Mr. Higgins was appointed Chairman of the Pulmatrix board of directors in April 2020. He has been a member of the Pulmatrix board of directors since June 2015. He has served as chairman of the board of directors of Voyager Therapeutics, a publicly traded biopharmaceutical company, since June 2019, and served as Voyager’s Interim CEO from June 2021 through March 2022. He has served as a board member of Genocea Biosciences Inc., a publicly traded immuno-oncology company, from 2015 to June 2022; Nocion Therapeutics, Inc., a biopharmaceutical company, since September 2020; Camp4 Therapeutics Corporation, a biopharmaceutical company, since October 2017 and Cyclerion Therapeutics, Inc., a publicly traded biopharmaceutical company, since November 2023. Mr. Higgins is a serial entrepreneur who has helped launch/build numerous companies during his career. He served as Entrepreneur-in-Residence at Polaris Partners, an investment company, from 2015 to 2020. From 2003 to 2014 he served as Senior Vice President, Chief Operating Officer at Ironwood Pharmaceuticals Inc, a biopharmaceutical company. Prior to 2003, Mr. Higgins held a variety of senior business positions at Genzyme Corporation, including Vice President of Corporate Finance and Vice President of Business Development. Prior to joining Genzyme Corporation, Mr. Higgins led Procept, Inc.’s financial team from founding through its initial public offering. Mr. Higgins earned a B.S. from Cornell University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College. Pulmatrix believes that Mr. Higgins’ financial and business expertise, including his diversified background as an executive officer in public pharmaceutical companies, qualifies him to serve as a member of the Pulmatrix board of directors.
Anand Varadan. Mr. Varadan was appointed to serve as a director of Pulmatrix in July 2021. He is currently the founder and President of Ignition Insights, LLC, a consulting firm providing commercial and strategic consultancy services to biopharma companies and investors. Previously, he was Executive Vice President, Chief Commercial Officer at Chiasma Inc., a commercial-stage biopharmaceutical company, until its acquisition by Amryt PLC. Mr. Varadan also served as Executive Vice President, Chief Commercial Officer of Karyopharm Therapeutics, Inc, an oncology-focused pharmaceutical company, where he started up commercial operations leading to the successful launch of XPOVIO for multiple myeloma. Earlier in his career, Mr. Varadan held executive leadership roles at Amgen Inc., a biopharmaceutical company, in the United States, European Union, and Canada including Vice President, U.S. Inflammation and Nephrology Business Unit and Vice President and General Manager, Amgen Canada. Prior to Amgen, Mr. Varadan was a brand manager at Procter and Gamble Company. Mr. Varadan has a B.A. from George Washington University and an M.B.A. from the Simon Business School at the University of Rochester. Mr. Varadan’s extensive executive leadership experience and his in-depth knowledge of the biopharmaceutical industry make him well qualified to serve on the Pulmatrix board of directors.
Corporate Governance
Pulmatrix, with the oversight of the Pulmatrix board of directors and its committees, operates within a comprehensive plan of corporate governance for the purpose of defining independence, assigning responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. Pulmatrix regularly monitors developments in the area of corporate governance.

Code of Corporate Conduct and Ethics and Whistleblower Policy
Pulmatrix has adopted a Code of Corporate Conduct and Ethics and Whistleblower Policy that applies to all of its associates, as well as each of its directors and certain persons performing services for it. The Code of Corporate Conduct and Ethics and Whistleblower Policy addresses, among other things, competition and fair dealing, conflicts of interest, protection and proper use of Pulmatrix assets, government relations, compliance with laws, rules and regulations and the process for reporting violations of the Code of Corporate Conduct and Ethics and Whistleblower Policy, employee misconduct, improper conflicts of interest or other violations. The Code of Corporate Conduct and Ethics and Whistleblower Policy is available on Pulmatrix’s website at www.pulmatrix.com in the “Corporate Governance” section found under the “Investors” tab. Pulmatrix intends to disclose any amendments to, or waivers from, its Code of Corporate Conduct and Ethics and Whistleblower Policy at the same website address provided above.
Board Composition
The Pulmatrix Charter and Pulmatrix Bylaws provide that the Pulmatrix board of directors will consist of such number of directors as determined from time to time by resolution adopted by the Pulmatrix board of directors. Effective April 6, 2021, the size of the Pulmatrix board of directors was fixed at six directors, which decreased to five directors following the departure of Ted Raad on July 19, 2024. Subject to any rights applicable to any then outstanding shares of preferred stock, any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office. The Pulmatrix board of directors is classified into three classes, with the term of office of one class expiring each year. The term of office of the Class I directors expires at Pulmatrix’s annual meeting of stockholders to be held in 2027, the term of office of the Class II directors expires at Pulmatrix’s annual meeting of stockholders to be held in 2025 and the term of office of the Class III directors expires at Pulmatrix’s annual meeting of stockholders to be held in 2026. Pulmatrix stockholders vote to elect directors of the class with a term then expiring each year at Pulmatrix’s annual meeting of stockholders.
Pulmatrix has no formal policy regarding board diversity. The Pulmatrix board of directors believes that each director should have a basic understanding of the principal operational and financial objectives and plans and strategies of Pulmatrix, its results of operations and financial condition and relative standing in relation to its competitors. Pulmatrix takes into consideration the overall composition and diversity of the Pulmatrix board of directors and areas of expertise that director nominees may be able to offer, including business experience, knowledge, abilities and customer relationships. Generally, Pulmatrix will strive to assemble a board that brings to it a variety of perspectives and skills derived from business and professional experience as Pulmatrix may deem are in its and its stockholders’ best interests. In doing so, Pulmatrix will also consider candidates with appropriate non-business backgrounds.
Director Independence
Pulmatrix is currently listed on The Nasdaq Capital Market and therefore relies on the definition of independence set forth in the Nasdaq Listing Rules (“Nasdaq Rules”). Under the Nasdaq Rules, a director will only qualify as an “independent director” if, in the opinion of the Pulmatrix board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, Pulmatrix has determined that Mr. Bazemore, Dr. Batycky, Dr. Cabell, Mr. Higgins, and Mr. Varadan have no material relationships with it that would interfere with the exercise of independent judgment and are “independent directors” as that term is defined in the Nasdaq Rules.
Board Committees, Meetings and Attendance
During 2024, the Pulmatrix board of directors held ten meetings. Pulmatrix expects its directors to attend board meetings, meetings of any committees and subcommittees on which they serve, and each annual meeting of stockholders, either in person or by teleconference. During 2024, each director attended at least seventy-five percent (75%) of the total number of meetings held by the Pulmatrix board of directors and Pulmatrix board of directors’ committees of which such director was a member. Four of the directors attended Pulmatrix’s 2024 annual meeting of stockholders.
The Pulmatrix board of directors delegates various responsibilities and authority to different Pulmatrix board of directors’ committees. Committees regularly report on their activities and actions to the full Pulmatrix board of directors. Currently, the Pulmatrix board of directors has established an audit committee (the “Pulmatrix Audit Committee”), a compensation committee (the “Pulmatrix Compensation Committee”) and a nominating and corporate governance committee (the “Pulmatrix Nominating and Corporate Governance Committee”). Committee assignments are re-evaluated annually. Each of these committees operates under a charter that has been approved by the Pulmatrix board of directors. The current charter of each of these committees is available on Pulmatrix’s website at www.pulmatrix.com in the “Corporate Governance” section under “Investors.” The following table sets forth the current membership of each of the Pulmatrix board of directors’ committees listed above.

Name*	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Richard Batycky, Ph.D.	Member	Chairman
Todd Bazemore	Member		Chairman
Christopher Cabell, M.D.		Member	Member
Michael J. Higgins**	Chairman		Member
Anand Varadan		Member

*
Mr. Raad ceased being a member of the Pulmatrix board of directors upon his separation on July 19, 2024. Throughout 2023 and until his separation, Mr. Raad served as a member of the Pulmatrix board of directors but on no Pulmatrix board of directors’ committees.

**	Chairman of the Pulmatrix board of directors.
Audit Committee
The Pulmatrix Audit Committee is responsible for, among other matters:
•	approving and retaining the independent auditors to conduct the annual audit of Pulmatrix’s financial statements;
•	reviewing the proposed scope and results of the audit;
•	reviewing and pre-approving audit and non-audit fees and services;
•	reviewing accounting and financial controls with the independent auditors and Pulmatrix’s financial and accounting staff;
•	reviewing and approving transactions between Pulmatrix and its directors, officers and affiliates;
•	recognizing and preventing prohibited non-audit services;
•	establishing procedures for complaints received by Pulmatrix regarding accounting matters;
•	overseeing internal audit functions, if any; and
•	preparing the report of the Pulmatrix Audit Committee that the rules of the SEC require to be included in Pulmatrix’s annual meeting proxy statement.
The Pulmatrix Audit Committee is composed of Michael J. Higgins (chairman), Richard Batycky, Ph.D. and Todd Bazemore. The Pulmatrix board of directors has determined that Mr. Higgins, Dr. Batycky and Mr. Bazemore were independent in accordance with Nasdaq Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Pulmatrix board of directors has also reviewed the education, experience and other qualifications of each member of the Pulmatrix Audit Committee. Based upon that review, the Pulmatrix board of directors has determined that Michael J. Higgins qualifies as an “audit committee financial expert,” as defined by the rules of the SEC. The Pulmatrix Audit Committee met four times during 2024.
Compensation Committee
The Pulmatrix Compensation Committee is responsible for, among other matters:
•	reviewing and recommending the compensation arrangements for management, including the compensation for Pulmatrix’s president and chief executive officer;
•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the Pulmatrix Compensation Committee;

•	establishing and reviewing general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve Pulmatrix’s financial goals;
•	administering Pulmatrix’s stock incentive plans; and
•	preparing the report of the Pulmatrix Compensation Committee to the extent that the rules of the SEC require such report to be included in Pulmatrix’s annual meeting proxy statement.
The Pulmatrix Compensation Committee is composed of Richard Batycky, Ph.D. (chairman), Christopher Cabell, M.D. and Anand Varadan. The Pulmatrix board of directors has determined that Dr. Batycky, Dr. Cabell and Mr. Varadan were independent in accordance with Nasdaq Rules. The Pulmatrix Compensation Committee has the authority to delegate to subcommittees of the Pulmatrix Compensation Committee any of the responsibilities of the full committee. The Pulmatrix Compensation Committee did not meet during 2024 and did not engage a compensation consultant.
Nominating and Corporate Governance Committee
The Pulmatrix Nominating and Corporate Governance Committee is responsible for, among other matters:
•	evaluating the current composition, organization and governance of the Pulmatrix board of directors and its committees, and making recommendations for changes thereto;
•	reviewing each director and nominee annually;
•	determining the desired Pulmatrix board of directors’ member skills and attributes and conducting searches for prospective members accordingly;
•
evaluating nominees, and making recommendations to the Pulmatrix board of directors concerning the appointment of directors to Pulmatrix board of directors’ committees, the selection of Pulmatrix board of directors’ committee chairs, proposal of the slate of directors for election to the Pulmatrix board of directors, and the termination of membership of individual directors in accordance with the Pulmatrix board of directors’ governance principles;

•	overseeing the process of succession planning for the chief executive officer and, as warranted, other senior officers of Pulmatrix;
•	developing, adopting and overseeing the implementation of a code of business conduct and ethics; and
•	administering the annual Pulmatrix board of directors’ performance evaluation process.
The Pulmatrix Nominating and Corporate Governance Committee is composed of Todd Bazemore (chairman), Christopher Cabell, M.D. and Michael J. Higgins. The Pulmatrix Nominating and Corporate Governance Committee did not meet during 2024.
Director Nominations
The Pulmatrix Nominating and Corporate Governance Committee considers all qualified candidates identified by members of the Pulmatrix board of directors, by senior management and by stockholders. The Pulmatrix Nominating and Corporate Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Pulmatrix board of directors and members of senior management. Pulmatrix did not pay fees to any third party to assist in the process of identifying or evaluating director candidates during 2024.
The Pulmatrix Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Pulmatrix board of directors at Pulmatrix’s annual meeting of stockholders. To recommend a nominee for election to the Pulmatrix board of directors, a stockholder must submit his or her recommendation to the Pulmatrix corporate secretary at 945 Concord Street, Suite 1217, Framingham, MA 01701.
Such nomination must satisfy the notice, information and consent requirements set forth in the Pulmatrix Bylaws and must be received by Pulmatrix prior to the date set forth under “Submission of Future Stockholder Proposals” in this proxy statement/prospectus. A stockholder’s recommendation must be accompanied by the information with respect to stockholder nominees as specified in the Pulmatrix Bylaws, including among other things, the name, age, address and occupation of the recommended person, the proposing stockholder’s name and address, the ownership interests of the proposing stockholder and any beneficial owner on whose behalf the nomination is being made (including the number of shares beneficially owned, any hedging, derivative, short or other economic interests and any rights to vote any shares) and any material monetary or other relationships between the recommended person and the proposing stockholder and/or the beneficial owners, if any, on whose behalf the nomination is being made.
In evaluating director nominees, the Pulmatrix Nominating and Corporate Governance Committee considers the following factors:
•	the appropriate size and diversity of the Pulmatrix board of directors;
•
Pulmatrix’s needs with respect to the particular knowledge, skills and experience of nominees, including experience in corporate finance, technology, business, administration and sales, in light of the prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Pulmatrix board of directors;

•	experience with accounting rules and practices, and whether such a person qualifies as an “audit committee financial expert” pursuant to SEC rules; and
•	balancing continuity of the Pulmatrix board of directors with periodic injection of fresh perspectives provided by new Pulmatrix board of directors members.
The Pulmatrix board of directors believes that each director should have a basic understanding of its principal operational and financial objectives and plans and strategies, its results of operations and financial condition and its relative standing in relation to its competitors.
In identifying director nominees, the Pulmatrix board of directors will first evaluate the current members of the Pulmatrix board of directors willing to continue in service. Current members of the Pulmatrix board of directors with skills and experience that are relevant to Pulmatrix’s business and who are willing to continue in service will be considered for re-nomination.
If any member of the Pulmatrix board of directors does not wish to continue in service or if the Pulmatrix board of directors decides not to re-nominate a member for re-election, the Pulmatrix board of directors will identify another nominee with the desired skills and experience described above. The Pulmatrix board of directors takes into consideration the overall composition and diversity of the Pulmatrix board of directors and areas of expertise that director nominees may be able to offer, including business experience, knowledge, abilities and customer relationships. Generally, the Pulmatrix board of directors will strive to assemble a board that brings to it a variety of perspectives and skills derived from business and professional experience as it may deem are in its and its stockholders’ best interests. In doing so, the Pulmatrix board of directors will also consider candidates with appropriate non-business backgrounds.
Board Leadership Structure and Role in Risk Oversight
The positions of Chairman of the Pulmatrix board of directors and Principal Executive Officer are filled by two separate individuals. Mr. Higgins currently serves as Chairman of the Pulmatrix board of directors, and Mr. Ludlum currently serves as Principal Executive Officer. The Pulmatrix board of directors acknowledges that there are different leadership structures that could allow it to effectively oversee the management of the risks relating to Pulmatrix’s operations and believes its current leadership structure enables it to effectively provide oversight with respect to such risks. The Pulmatrix Audit Committee is primarily responsible for overseeing Pulmatrix’s risk management processes on behalf of the full Pulmatrix board of directors. The Pulmatrix Audit Committee receives reports from management concerning Pulmatrix’s assessment of risks. In addition, the Pulmatrix Audit Committee reports regularly to the full Pulmatrix board of directors, which also considers Pulmatrix’s risk profile. The Pulmatrix Audit Committee and the full Pulmatrix board of directors focus on the most significant risks facing Pulmatrix and its general risk management strategy. In addition, as part of its oversight of Pulmatrix’s executive compensation program, the Pulmatrix Compensation Committee considers the impact of such program, and the incentives created by the compensation awards that it administers, on Pulmatrix’s risk profile. In addition, the Pulmatrix Compensation Committee reviews all of Pulmatrix’s compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to Pulmatrix. The Pulmatrix Compensation Committee has determined that, for all employees, Pulmatrix’s compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

Communications with Directors
The Pulmatrix board of directors welcomes communication from Pulmatrix stockholders. Pulmatrix stockholders and other interested parties who wish to communicate with a member or members of the Pulmatrix board of directors or a committee thereof may do so by addressing correspondence to the Pulmatrix board of directors member, members or committee, c/o Secretary, Pulmatrix, Inc., at 945 Concord Street, Suite 1217, Framingham, MA 01701. The Pulmatrix corporate secretary will review and forward correspondence to the appropriate person or persons.
All communications received as set forth in the preceding paragraph will be opened by the Pulmatrix corporate secretary for the sole purpose of determining whether the contents represent a message to Pulmatrix directors. Any contents that are not in the nature of advertising, promotions of a product or service or patently offensive material will be forwarded promptly to the addressee(s). In the case of communications to the Pulmatrix board of directors or any group or committee of directors, the Pulmatrix corporate secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to whom the communication is addressed. If the amount of correspondence received through the foregoing process becomes excessive, the Pulmatrix board of directors may consider approving a process for review, organization and screening of the correspondence by the Pulmatrix corporate secretary or another appropriate person.
Family Relationships
There are no family relationships amongst Pulmatrix directors and executive officers, or person nominated or chosen by Pulmatrix to become a director or executive officer.
Involvement in Certain Legal Proceedings
There have been no material legal proceedings that would require disclosure under the federal securities laws that are material to an evaluation of the ability or integrity of Pulmatrix directors or executive officers, or in which any director, officer, nominee or principal stockholder, or any affiliate thereof, is a party adverse to Pulmatrix or has a material interest adverse to Pulmatrix.
Insider Trading Policy and Anti-Hedging Policy
Pulmatrix maintains an insider trading policy that applies to its officers, directors, employees and consultants that prohibits trading Pulmatrix securities during certain established periods and when in possession of material non-public information. It also prohibits, unless approved in advance in limited circumstances by the policy administrator, the hedging of Pulmatrix securities, including short sales or purchases or sales of derivative securities based on Pulmatrix securities, and the use of Pulmatrix securities to secure a margin or other loan. Since the adoption of the Pulmatrix insider trading policy, the policy administrator has not granted any such exemptions to the policy’s general prohibition on hedging or pledging.
Delinquent Section 16(a) Reports
Section 16(a) of the Exchange Act requires Pulmatrix directors, executive officers, and persons who own more than 10% of a registered class of Pulmatrix equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Pulmatrix common stock and other equity securities. Officers, directors, and greater-than-10% shareholders are required by SEC regulations to furnish Pulmatrix with copies of all Section 16(a) forms they file.
Based solely upon review of the Forms 3, 4 and 5 and amendments thereto furnished to Pulmatrix, Pulmatrix believes that all directors, officers and persons beneficially owning greater than 10% of its equity securities timely filed reports required under Section 16(a) for the year ended December 31, 2024.

PULMATRIX EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth the names and positions of: (i) each person who served as Pulmatrix’s principal executive officer during the fiscal year ended December 31, 2024; (ii) the two most highly compensated executive officers, other than Pulmatrix’s principal executive officer, and (iii) up to two additional individuals for whom disclosure would have been provided under clause (ii) but for the fact that the person was not serving as an executive officer at the end of the fiscal year ended December 31, 2024 (collectively, the “Pulmatrix Named Executive Officers”):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Peter Ludlum(2) (Interim Chief Executive Officer and Interim Chief Financial Officer)	2024	—	50,000(3)	—	—	730,877(4)	780,877
	2023	—	—	—	—	510,224(4)	510,224
Teofilo Raad(5) (former Chief Executive Officer)	2024	315,163	340,000(6)	—	439,958(7)	628,005(8)	1,723,126
	2023	567,294	—	114,172	—	10,422(9)	691,888
Margaret Wasilewski, M.D.(10) (former Chief Medical Officer)	2024	117,222	—	—	48,665(11)	267,029(12)	432,916
	2023	461,890	—	37,294	—	10,422(9)	509,606

(1)
In accordance with SEC rules, this column reflects the aggregate fair value of the option awards granted during the respective fiscal year computed as of their respective grant dates in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for share-based compensation transactions. The assumptions made in the valuation of the share-based payments are contained in Note 9 to Pulmatrix’s consolidated financial statements for the fiscal year ended December 31, 2023, included in this proxy statement/prospectus.

(2)	Peter Ludlum was appointed as Pulmatrix’s Interim Chief Financial Officer in April 2022. Effective July 20, 2024, Mr. Ludlum also was appointed as Pulmatrix’s Interim Chief Executive Officer.
(3)	Represents amounts earned by Mr. Ludlum pursuant to the Ludlum Retention Agreement (as defined below).
(4)	The amount shown in the “All Other Compensation” column for Mr. Ludlum includes fees paid to Danforth Advisors, LLC for his services during the fiscal years ended December 31, 2024, and 2023.
(5)	Mr. Raad was terminated effective July 19, 2024.
(6)	Amounts earned by Mr. Raad pursuant to the Raad Retention Bonus and Raad Letter Agreement (as defined below).
(7)
Pursuant to the Raad Severance Agreement (as defined below), Pulmatrix paid Mr. Raad the following amounts included in the “Non-Equity Incentive Plan Compensation” column: a pro-rated 2024 bonus of $156,310.85 and a separation bonus of $283,647 representing 100% of Mr. Raad’s target bonus for 2024.

(8)
The “All Other Compensation” column for Mr. Raad in 2024 includes the following amounts: $567,294 severance payment pursuant to the Raad Severance Agreement (as defined below); $34,971 payout of earned but unused vacation time; $15,536 paid by Pulmatrix for continuation of health coverage from termination through year-end; $9,900 401(k) plan contributions; and $304 for life, AD&D and LTD premiums.

(9)	Represents Pulmatrix 401(k) plan contributions of $9,900 and payment made by Pulmatrix for life, AD&D and LTD premiums in the amount of $522.
(10)	Dr. Wasilewski was terminated effective April 1, 2024.
(11)	Represents a pro-rated 2024 bonus paid to Dr. Wasilewski.
(12)
The “All Other Compensation” column for Dr. Wasilewski in 2024 includes the following amounts: $241,338 severance payment; $15,617 payout of earned but unused vacation time; $9,900 401(k) plan contributions; and $174 for life, AD&D and LTD premiums.

Narrative Disclosure to Summary Compensation Table
Compensation Determination Process
Stockholder Advisory Vote on Executive Compensation
At Pulmatrix’s 2023 annual meeting of stockholders, Pulmatrix conducted a non-binding stockholder advisory vote on executive compensation (commonly known as a “say-on-pay” vote). Pulmatrix conducted its first say-on-pay vote at its 2020 annual meeting of stockholders and, as voted by its stockholders, established an expected three-year frequency for holding such votes. Pulmatrix values the opinions of its stockholders, and the Pulmatrix Compensation Committee and the Pulmatrix board of directors considered the outcome of the advisory vote, and will continue to do so in the future, when making compensation decisions for Pulmatrix executive officers.

Role of the Pulmatrix Compensation Committee
The Pulmatrix Compensation Committee, or the Pulmatrix board of directors upon recommendation from the Pulmatrix Compensation Committee, establishes the annual compensation, including salaries, bonuses and equity awards for Pulmatrix executive officers. Generally, the Pulmatrix Compensation Committee’s process comprises of two related elements: (i) the determination of compensation levels, and (ii) and the establishment of performance objectives for the current year.
The Pulmatrix Compensation Committee generally seeks to compensate Pulmatrix executive officers competitively in comparison to peer companies in the area in and around Boston, Massachusetts. For the year ended December 31, 2023, Pulmatrix management engaged Aon Consulting, Inc. (“Aon”) to consult and advise the Pulmatrix Compensation Committee on compensation targets for all employees, including executive and non-executive employees. Aon conducted competitive compensation assessments for Pulmatrix’s employees as compared with peer companies in Pulmatrix’s local market. The Pulmatrix Compensation Committee considered the recommendations of Pulmatrix management and Aon in making its compensation decisions. Pulmatrix assessed the independence of Aon according to the six factors mandated by SEC and Nasdaq listing standards and has determined that none of the work performed by Aon during the year ended December 31, 2023, raised any conflict of interest nor adversely affected Aon’s independence.
Executive Employment Agreements
Pulmatrix has entered into executive employment agreements with each of the Pulmatrix Named Executive Officers. The executive employment agreements provide for “at will” employment and set forth the terms and conditions of employment, including annual base salary, discretionary bonus opportunities, benefits and eligibility to participate in Pulmatrix’s employee benefit plans and programs. As a condition of their employment, each of the Pulmatrix Named Executive Officers were each required to execute Pulmatrix’s standard proprietary information, inventions, and non-competition agreement. The material terms of these executive employment agreements are summarized below.
Retirement Plans
As part of Pulmatrix’s overall compensation program, it provides all full-time employees, including the Pulmatrix Named Executive Officers, with the opportunity to participate in a defined contribution 401(k) plan. Pulmatrix’s 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee pre-tax contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer up to 100% of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to Pulmatrix’s 401(k) plan. Pulmatrix’s 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees.
Employee Benefits and Perquisites
During their employment, Mr. Raad and Dr. Wasilewski were eligible to participate in Pulmatrix’s health and welfare plans, including medical and dental benefits, short-term and long-term disability insurance, and life insurance.
No Tax Gross-Ups
Pulmatrix does not make gross-up payments to cover its executives’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Pulmatrix.
Mr. Ludlum
Mr. Ludlum has served as Pulmatrix’s interim Chief Executive Officer and principal executive officer since July 20, 2024, Pulmatrix’s interim Chief Financial Officer, principal accounting officer and principal financial officer since April 2022, and Pulmatrix’s Strategic Advisor – Finance since December 2021, all pursuant to a November 30, 2021, consulting agreement and subsequent amendments thereto, by and between Pulmatrix and Danforth (the “Danforth Consulting Agreement”).
Pursuant to the Danforth Consulting Agreement, Danforth received cash compensation at a rate of $400 per hour for Mr. Ludlum’s services as interim Chief Financial Officer of Pulmatrix. Effective following Mr. Ludlum’s appointment as Pulmatrix’s interim Chief Executive Officer, the rate payable to Danforth increased to $700 per hour to cover Mr. Ludlum’s roles as interim Chief Executive Officer and interim Chief Financial Officer collectively. Each month, Pulmatrix and Danforth shall evaluate jointly the current fee structure and scope of Services. Danforth reserves the right to an annual increase in consultant rates of up to 4%, effective January 1 of each year. Upon termination of the Danforth Consulting Agreement, no compensation or benefits of any kind shall be payable or issuable to Danforth after the effective date of such termination. In addition, Pulmatrix will reimburse Danforth for reasonable out-of-pocket business expenses, including but not limited to travel and parking, incurred by Danforth in performing the services, upon submission by Danforth of supporting documentation reasonably acceptable to Pulmatrix. Any such accrued expenses in any given three-month period that exceed $1,000 shall be submitted to Pulmatrix for its prior written approval.
Pursuant to the Danforth Consulting Agreement, Mr. Ludlum will provide services to Pulmatrix under the Danforth Consulting Agreement as an independent contractor and employee of Danforth. The term of the Danforth Consulting Agreement will continue until such time as either party has given notice of termination. The Danforth Consulting Agreement may be terminated by either party hereto: (a) with cause (as defined in the Danforth Consulting Agreement) upon written notice to the other party; or (b) without cause upon 30 days prior written notice to the other party.
In addition to the Danforth Consulting Agreement, pursuant to the terms of a retention letter agreement, dated as of July 15, 2024, and effective as of July 20, 2024 (the “Ludlum Retention Agreement”), Pulmatrix also agreed to pay to Mr. Ludlum two bonuses to reflect his increased role with Pulmatrix. Pulmatrix paid Mr. Ludlum a lump sum $30,000 bonus in July 2024 and an additional $20,000 following the completion of Pulmatrix’s 2024 annual meeting of stockholders (the “Pulmatrix 2024 Annual Meeting”) held on December 18, 2024. Pursuant to this agreement, Mr. Ludlum must be providing services to Pulmatrix on the date of the Pulmatrix 2024 Annual Meeting (such date, the “Ludlum Retention Date” and each bonus, a “Ludlum Retention Bonus”).
Notwithstanding the foregoing, if Mr. Ludlum’s services relationship with Pulmatrix is terminated prior to the Ludlum Retention Date by Pulmatrix without Cause (as defined in the Ludlum Retention Agreement) or due to Mr. Ludlum’s death or disability, then Pulmatrix shall pay any Ludlum Retention Bonus not previously paid to him (or to his estate) on Pulmatrix’s next regularly scheduled payroll date following the date he (or his estate or legal representative) returns a validly executed, irrevocable release of claims in the form provided by Pulmatrix at the time of his termination (the “Ludlum Release”) and such Ludlum Release becomes effective; provided, however, that in the event the time period for signing the Ludlum Release, plus the expiration of any applicable revocation period, begins in one taxable year and ends in a second taxable year, payment of the applicable retention bonus will not be made until the second taxable year.
Mr. Raad
On May 16, 2019, the Pulmatrix board of directors appointed Mr. Raad to serve as Chief Executive Officer and a Class II director of Pulmatrix. Prior to Mr. Raad’s appointment as the Chief Executive Officer, Mr. Raad served as Pulmatrix’s Chief Business Officer pursuant to an employment agreement, dated April 28, 2017. On June 28, 2019, Pulmatrix and Mr. Raad entered into an amended and restated employment agreement (the “Raad Agreement”), with Mr. Raad to serve as Pulmatrix’s President and Chief Executive Officer. Mr. Raad’s employment with Pulmatrix is “at-will,” and the Raad Agreement does not include a specified term. As consideration for his services as Chief Executive Officer, the Raad Agreement provided that Mr. Raad would receive (i) an annual base salary of $450,000 and (ii) a target annual cash bonus equal to 45% of his base salary. Both Mr. Raad’s salary and bonus are subject to review and adjustment by the Pulmatrix board of directors or an appropriate committee thereof. The actual bonus amount is based on both Pulmatrix’s and Mr. Raad’s individual performance during the year. Effective as of January 1, 2022, after taking into consideration previous increases, Mr. Raad’s base salary was increased to $525,272 and the target annual cash bonus equaled 50% of the base salary. Effective as of January 1, 2023, Mr. Raad’s base salary was increased to $567,294 and the target annual cash bonus remained at 50% of the base salary. No incentive bonus was paid to Mr. Raad for the year ended December 31, 2023. Effective January 6, 2024, Mr. Raad was granted a Retention Bonus (defined below) totaling $340,000 payable in two equal installments following each of the first two calendar quarters in 2024.
Pulmatrix initially agreed in the Raad Agreement to grant Mr. Raad an option to purchase 6,831 shares of Pulmatrix common stock, subject to the terms and conditions of the Amended and Restated 2013 Employee, Director and Consultant Equity Incentive Plan (the “Pulmatrix Incentive Plan”) and Pulmatrix’s standard form of stock option agreement, as soon as practicable upon execution of the Raad Agreement. On January 9, 2020, after taking into consideration the results of a compensation survey, the Pulmatrix Compensation Committee made various compensation adjustments, which included a grant to Mr. Raad, in lieu of the option to purchase 6,831 shares of Pulmatrix common stock, of (i) an option to purchase 23,572 shares of Pulmatrix common stock, of which

3,437 optioned shares were fully vested and exercisable as of January 9, 2020, and the remaining optioned shares to vest and become exercisable in 41 equal monthly installments on the 16th day of each of the 41 calendar months following January 2020, and (ii) an option to purchase 39,089 shares of Pulmatrix common stock, 1/48th of the optioned shares to vest and become exercisable on each of the 48 monthly anniversaries of January 9, 2020. On April 2, 2020, Mr. Raad was granted an option to purchase 499 shares of Pulmatrix common stock, 1/48th of the optioned shares to vest and become exercisable on each of the 48 monthly anniversaries of April 2, 2020.
On January 28, 2021, Mr. Raad was granted an option to purchase 28,274 shares of Pulmatrix common stock, with 2.08333% of the optioned shares to vest and become exercisable on each of the 48 monthly anniversaries of grant date. On January 27, 2022, Mr. Raad was granted an option to purchase 37,500 shares of Pulmatrix common stock, with 2.08333% of the optioned shares to vest and become exercisable on each of the 48 monthly anniversaries of grant date. On January 26, 2023, Mr. Raad was granted an option to purchase 34,900 shares of Pulmatrix common stock, with 2.08333% of the optioned shares to vest and become exercisable on each of the 48 monthly anniversaries of grant date.
Mr. Raad was terminated on July 19, 2024, without cause. Termination benefits provided to Mr. Raad are described below under “General Release and Severance Agreement with Mr. Raad”. As of December 31, 2024, none of the option awards described above remain outstanding.
Retention Bonus and Letter Agreement
On January 6, 2024, Pulmatrix and Mr. Raad entered into a letter agreement (the “Raad Letter Agreement”), pursuant to which Mr. Raad shall be granted a retention bonus of $170,000 per quarter, for each of the full calendar quarters ending March 31, 2024, and June 30, 2024, respectively, less applicable payroll and other tax withholdings (such bonus, the “Raad Retention Bonus”). Pursuant to the Raad Letter Agreement, Mr. Raad must be employed by Pulmatrix on the last day of such applicable calendar quarter unless Mr. Raad’s employment is terminated on the closing date of a potential acquisition of Pulmatrix by an unrelated third party, merger by Pulmatrix with or into an unrelated third party or other liquidation event (such closing date, the “Raad Retention Date”), in which case, Mr. Raad shall receive the full Raad Retention Bonus for the calendar quarter in which the Raad Retention Date occurs.
Notwithstanding the foregoing, if Mr. Raad’s employment with Pulmatrix is terminated by Pulmatrix without Cause prior to the Raad Retention Date, or due to death or disability, then Pulmatrix shall pay to Mr. Raad the full Raad Retention Bonus with respect to the calendar quarter of such termination, subject to the receipt of a release of claims by Pulmatrix (the “Raad Release”). Pulmatrix shall not be obligated to pay the Raad Retention Bonus if (i) Mr. Raad terminates his employment with Pulmatrix prior to the Raad Retention Date, (ii) Pulmatrix terminates Mr. Raad’s employment prior to the Raad Retention Date for Cause, or (iii) Mr. Raad’s employment is terminated due to his death, disability or by Pulmatrix without Cause, and a Raad Release has not been received. Pulmatrix paid the Raad Retention Bonus to Mr. Raad in full during the year ending December 31, 2024.
General Release and Severance Agreement with Mr. Raad
On July 15, 2024, the Pulmatrix board of directors approved a General Release and Severance Agreement (the “Raad Severance Agreement”), by and between Pulmatrix and Mr. Raad, dated as of July 19, 2024, and effective as of the same date (the “Raad Separation Date”). Effective as of the Raad Separation Date, Mr. Raad’s employment with Pulmatrix ceased and Mr. Raad relinquished all positions, offices, and authority with Pulmatrix and any affiliates, including as a member of the Pulmatrix board of directors and all committees thereto. As of the Raad Separation Date, the Raad Agreement was terminated.
Pursuant to the terms of the Raad Severance Agreement, Pulmatrix provided to Mr. Raad (i) severance pay of $567,294, less all lawful and authorized withholdings and deductions, (ii) payment of a pro-rated bonus in the amount of $156,310.85, less all lawful and authorized withholdings and deductions (equal to a pro-rated portion of Mr. Raad’s target bonus for 2024), and (iii) payment of a separation bonus in the amount of $283,647, less all lawful and authorized withholdings and deductions (equal to 100% of Mr. Raad’s target bonus for 2024). Pulmatrix additionally paid to Mr. Raad $170,000 per quarter, for each of the full calendar quarters ending March 31, 2024, and June 30, 2024, respectively, less all lawful and authorized withholdings and deductions pursuant to the Raad Letter Agreement, and will pay the portion of Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) premiums paid by Mr. Raad for the continuation of health, dental, and vision benefits coverage under Pulmatrix’s group benefit plans, for up to 12 months and subject to certain exceptions if Mr. Raad timely elects to receive coverage under COBRA. Any outstanding equity awards granted to Mr. Raad under Pulmatrix’s equity compensation plans and that would have vested during the 12-month period following the Raad Separation Date became fully vested as of the Raad Separation Date.

Pursuant to the Raad Severance Agreement, Mr. Raad agreed to waive and release any claims in connection with Mr. Raad’s employment, separation and departure from Pulmatrix. The Raad Severance Agreement also provided for certain customary covenants regarding confidentiality. Mr. Raad’s separation from Pulmatrix was not the result of any disagreement regarding any matter relating to Pulmatrix’s operations, policies, or practices.
Dr. Wasilewski
On March 1, 2022, Pulmatrix appointed Dr. Wasilewski to serve as its Chief Medical Officer. Dr. Wasilewski’s employment with Pulmatrix is “at-will,” pursuant to an employment agreement (the “Wasilewski Agreement”). As consideration for her services as Chief Medical Officer, the Wasilewski Agreement provided that Dr. Wasilewski would receive (i) an annual base salary of $442,000 and (ii) a target annual cash bonus equal to 40% of her base salary. Both Dr. Wasilewski’s salary and bonus are subject to review and adjustment by the Pulmatrix board of directors or an appropriate committee thereof. The actual bonus amount is based on both Pulmatrix’s and Dr. Wasilewski’s individual performance during the year.
Pursuant to the Wasilewski Agreement, Pulmatrix agreed to grant Dr. Wasilewski an option to purchase 21,060 shares of Pulmatrix common stock, subject to the terms and conditions of the Pulmatrix Incentive Plan and Pulmatrix’s standard form of stock option agreement, as soon as practicable upon execution of the Wasilewski Agreement. Effective January 1, 2023, Dr. Wasilewski’s base salary was increased to $461,890 and the target annual cash bonus remained at 40% of the base salary. No incentive bonus was paid to Dr. Wasilewski for the year ended December 31, 2023. On March 7, 2024, the Pulmatrix board of directors approved the termination of Dr. Wasilewski without cause. Termination benefits provided to Dr. Wasilewski are described below.
Termination Benefits
Pursuant to the Wasilewski Agreement, Pulmatrix provided to Dr. Wasilewski (i) severance in the amount equal to six (6) months of her base salary, less all customary and required taxes and employment-related deductions, paid in equal installments commencing on the first payroll date following the date on which the release of claims referenced above becomes effective and non-revocable, provided that, if the release consideration period plus the revocation period spans two taxable years, payments will commence in the later taxable year; (ii) payment for any approved, but unpaid bonus for the year immediately preceding the year her employment terminates, less all customary and required taxes and employment-related deductions; (iii) payment of a pro-rated bonus in an amount equal to her target bonus to which she may have been entitled for the year in which her employment terminates, less all customary and required taxes and employment-related deductions; (iv) up to twelve (12) months of COBRA health insurance premiums at Pulmatrix’s then-normal rate of contribution; and (v) she shall become fully vested in any and all equity awards outstanding as of the date of her termination.
In the event that a change of control occurs and within a period of one (1) year following the change of control, either her employment is terminated by Pulmatrix other than for cause or she terminates her employment for good reason, in exchange for her execution and non-revocation of a release of claims, she shall receive the payments and benefits set forth above, provided that the severance shall be for twelve (12) months (rather than six (6) months).
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information concerning the outstanding equity awards that have been previously awarded to each of the Pulmatrix Named Executive Officers and which remain outstanding as of December 31, 2024:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Peter Ludlum(1)	—	—	—	—
Teofilo Raad(2)	—	—	—	—
Margaret Wasilewski, M.D.(3)	—	—	—	—

(1)	Mr. Ludlum had no outstanding equity awards as of December 31, 2024.
(2)	Mr. Raad was terminated effective July 19, 2024. All of his options expired on October 17, 2024, unexercised.
(3)	Dr. Wasilewski was terminated effective April 1, 2024. All of her options expired on June 30, 2024, unexercised.

Pay Versus Performance
The following section has been prepared in accordance with pay versus performance rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Under these new rules, the SEC has developed a definition of pay, referred to as Compensation Actually Paid (“CAP”). Pulmatrix is required to calculate CAP for the Pulmatrix Named Executive Officers and then compare it with certain Pulmatrix performance measures. Stockholders should refer to Pulmatrix’s compensation philosophy discussion and analysis in this proxy statement/prospectus for a complete description of how executive compensation relates to Pulmatrix’s performance measures and how the Pulmatrix Compensation Committee makes it decisions related thereto. The Pulmatrix Compensation Committee did not consider this SEC-required pay versus performance analysis and disclosure below in making its pay decisions for any of the years shown.
Pay Versus Performance Table
The following table shows the past three fiscal years’ total compensation for the Pulmatrix Named Executive Officers as set forth in the Summary Compensation Table (“SCT”), the CAP to the Pulmatrix Named Executive Officers (as determined pursuant to SEC rules), Pulmatrix’s total stockholder return (“TSR”), and Pulmatrix’s net loss. Pulmatrix is a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and has elected to provide in this proxy statement/prospectus certain scaled disclosures permitted under the Exchange Act for smaller reporting companies.
SEC rules require certain adjustments be made to the SCT totals to determine CAP as reported in the pay versus performance table. CAP does not necessarily represent cash and/or equity value transferred to the applicable Pulmatrix Named Executive Officer without restriction, but rather is a valuation calculated under applicable SEC rules. The methodology for calculating CAP as required by Item 402(v) of Regulation S-K takes into account, among others, changes in share price and its impact on the fair value of equity awards.

Year	SCT Total for PEO Ludlum(1)	CAP to PEO Ludlum(2)	SCT Total for PEO Raad(1)	CAP to PEO Raad(2)	Average SCT Total for Non- PEO Named Executive Officers(3)	Average CAP to Non-PEO Named Executive Officers(4)	Value of Initial Fixed $100 Investment Based on TSR(5)	Net Loss (in thousands)(6)
2024	$780,877	$780,877	$1,723,126	$1,697,244	$432,916	$426,076	$79.75	$(9,559)
2023	$N/A	$N/A	$691,888	$545,728	$509,915	$481,934	$7.82	$(14,121)
2022	$N/A	$N/A	$1,007,072	$675,489	$501,508	$464,855	$16.30	$(18,836)

(1)
Teofilo Raad was the Principal Executive Officer (“PEO”) for each of the 2022 and 2023 fiscal years, and in 2024 through July 19, 2024. Peter Ludlum replaced Teofilo Raad as the PEO effective July 20, 2024. The amount shown for Peter Ludlum includes $730,877 in fees paid to Danforth Advisors for his services for the fiscal year ended December 31, 2024.

(2)
The amounts disclosed reflect the adjustments listed in the table below to the total amount reported in the SCT for the PEOs. Equity values are calculated in accordance with FASB ASC Topic 718. No such adjustments were necessary for Peter Ludlum.

(3)
For the 2024 fiscal year, our only Non-PEO Named Executive Officer was Margaret Wasilewski, M.D. (prior to her termination effective April 1, 2024). As Peter Ludlum was appointed PEO effective July 20, 2024, he is presented in this table as a PEO for the full 2024 fiscal year.

For the 2023 fiscal year, the Pulmatrix Non-PEO Named Executive Officers were Peter Ludlum and Margaret Wasilewski. For the 2022 fiscal year, the Pulmatrix Non-PEO Named Executive Officers were Peter Ludlum, Margaret Wasilewski and Michelle S. Siegert.
(4)
The amounts disclosed reflect the adjustments listed in the table below to the total amount reported in the SCT for the Pulmatrix Non-PEO Named Executive Officers. Equity values are calculated in accordance with FASB ASC Topic 718.

(5)	Pulmatrix’s cumulative TSR assumes $100 was invested in Pulmatrix for the period starting December 31, 2021, through the end of each listed year. Pulmatrix did not pay dividends during the period.
(6)	The dollar amounts reported represent the amount of net loss, in thousands, reflected in Pulmatrix’s consolidated audited financial statements for each applicable year.

The table below summarizes the adjustments to the total amount reported in the SCT for the PEOs and Pulmatrix Non-PEO Named Executive Officers (“Non-PEO NEOs”) in calculating CAP for the current fiscal year:
Compensation Actually Paid

	PEO Ludlum	PEO Raad	Average for Non- PEO NEOs
Summary Compensation Table – Total Compensation	$780,877	$1,723,126	$432,916
- Grant Date Fair Value of Equity Awards	—	—	—
+ Fair Value at Year-End of Outstanding Unvested Awards Granted During the Year	—	—	—
+ Change in Fair Value of Outstanding Unvested Awards from Prior Year to Current Year	—	—	—
+ Change in Fair Value of Current Year Awards Vesting During the Year	—	—	—
+ Change in Fair Value of Prior Year Awards Vesting During the Year	—	(6,594)	(6,840)
- Fair Value of Prior Year Awards that failed to meet vesting conditions during the Year	—	(19,288)	—
= Compensation Actually Paid	$780,877	$1,697,244	$426,076

Analysis of the Information Presented in the Pay versus Performance Table
Compensation Actually Paid and Net Income (Loss)
The following chart sets forth the relationship between CAP to our PEO, the average CAP to our Non-PEO Named Executive Officers, and our net income (loss) during the three most recently completed fiscal years.

Compensation Actually Paid vs. Net Income (Loss)
Compensation Actually Paid
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
Net Loss (in thousands)
$(8,000)
$(10,000)
$(12,000)
$(14,000)
$(16,000)
$(18,000)
$(20,000)
2022
2023
2024
PEO Ludlum
Non-PEO Named Executive Officers
PEO Raad
Net Income (Loss)

From 2022 to 2023, our net income increased and the CAP to our PEO decreased, while the CAP to our Non-PEO Named Executive Officers increased.
From 2023 to 2024, our net income increased and the CAP to our PEOs increased, while the CAP to our Non-PEO Named Executive Officers decreased. The increase in net income is primarily related to the Company’s cost saving efforts implemented during the year as it searched for strategic alternatives. CAP to our PEOs increased in 2024 related to severance payments made to Mr. Raad following his separation from the Company effective July 19, 2024, and the appointment of Mr. Ludlum effective July 20, 2024 as PEO, thereby classifying him as a PEO during the entirety of 2024.
Compensation Actually Paid and Cumulative TSR
The following chart sets forth the relationship between CAP to our PEO, the average CAP to our Non-PEO Named Executive Officers, and the Company’s cumulative TSR over the three most recently completed fiscal years.

Compensation Actually Paid vs. Company TSR
Compensation Actually Paid
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
Cumulative TSR
(value of initial $100 investment)
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$-
2022
2023
2024
PEO Ludlum
Non-PEO Named Executive Officers
PEO Raad
Cumulative TSR

From 2022 to 2024, the value of an initial fixed $100 investment in our common stock based on cumulative TSR increased. Between these years, the CAP to our PEOs increased and the CAP to our Non-PEO Named Executive Officers decreased. Although equity awards are a significant component of our executive compensation program, we do not directly use TSR in our executive compensation program. Cumulative TSR increased in 2024 as a result of an increase in our stock price following the announcement of the Merger Agreement with Cullgen.

PULMATRIX DIRECTOR COMPENSATION
Pulmatrix has entered into a director’s agreement with each of its non-employee directors. In the year ended December 31, 2024, under these agreements, non-employee directors were paid cash compensation payable in four quarterly payments as set forth in the table below.

Annual Retainer Non-Employee Directors
Board of Directors:
Members	$35,000
Chairperson	$65,000
Audit Committee:
Members	$7,500
Chairperson	$15,000
Compensation Committee:
Members	$5,000
Chairperson	$11,500
Nominating and Corporate Governance Committee:
Members	$5,000
Chairperson	$10,000

The agreements also provide that such directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with the attendance of Pulmatrix board of directors and committee meetings.
The following table presents the total compensation for each person who served as a member of the Pulmatrix board of directors during 2024. Other than as set forth in the table and described more fully below, Pulmatrix did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other members of the Pulmatrix board of directors in such period. Prior to his separation from the Company, Mr. Raad received no additional compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Mr. Raad as Pulmatrix’s President and Chief Executive Officer for the year ended December 31, 2024, is set forth in the ‘‘Pulmatrix Executive Compensation—Summary Compensation Table’’ beginning on page 168 of this proxy statement/prospectus.
2024 Non-Employee Director Compensation Table

Name	Fees earned or paid in cash ($)	Option awards(1) ($)	All other compensation(2) ($)	Total ($)
Richard Batycky, Ph.D.	54,000	—	—	54,000
Todd Bazemore	52,500	—	—	52,500
Christopher Cabell, M.D.	45,000	—	16,500	61,500
Michael J. Higgins	85,000	—	—	85,000
Anand Varadan	40,000	—	—	40,000

(1)
As of December 31, 2024, Pulmatrix non-employee directors held the following aggregate number of options to purchase shares of Pulmatrix common stock: Dr. Batycky, 5,555 options; Mr. Bazemore, 5,055 options; Dr. Cabell, 5,055 options; Mr. Higgins, 9,151 options; and Mr. Varadan, 4,305 options. No options were granted during the fiscal year ended December 31, 2024.

(2)	Represents consulting fees paid to Christopher Cabell, M.D. during the fiscal year ended December 31, 2024.

EQUITY COMPENSATION PLAN INFORMATION
The following table provides information regarding the number of securities to be issued under the Pulmatrix Incentive Plan, the Pulmatrix, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan (the “Original 2013 Plan”) and the Pulmatrix, Inc. 2003 Employee, Director and Consultant Stock Plan (the “2003 Plan”), the weighted-average exercise price of options issued under the Pulmatrix Incentive Plan, Original 2013 Plan and the 2003 Plan, and the number of securities remaining available for future issuance under the Pulmatrix Incentive Plan, the Original 2013 Plan and the 2003 Plan, in each case as of December 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(3)
Equity compensation plans approved by security holders(1)	34,046	$30.55	781,052
Equity compensation plans not approved by security holders(2)	—	—	—
Total	34,046	$30.55	781,052

(1)	Represents shares available for issuance under the Pulmatrix Incentive Plan.
(2)	No additional awards may be issued under the Original 2013 Plan nor the 2003 Plan. As of December 31, 2024, no options remain outstanding under these plans.
(3)
The number of authorized shares under the Pulmatrix Incentive Plan is subject to annual increases based upon an “evergreen” provision, which allows for an annual increase in the number of shares of Pulmatrix common stock available for issuance under the plan on the first day of each fiscal year. Pursuant to the “evergreen” provision currently in effect, the annual increase in the number of shares shall be equal to 5% of the number of shares of Pulmatrix common stock outstanding as of such date.

CULLGEN EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to each of Cullgen’s named executive officers (“Cullgen NEOs”) for the fiscal years ended December 31, 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Dr. Ying Luo Chief Executive Officer and President	2024	$260,000	$12,500	$895,950	$10,509	$1,178,959
	2023	$250,000	$30,000	—	$11,224	$291,224
Thomas Eastling Chief Financial Officer	2024	$327,600	$15,750	$352,950	$13,303	$709,603
	2023	$315,000	$30,000	—	$13,200	$358,200
Dr. Yue Xiong Chief Scientific Officer	2024	$416,000	$20,000	—	$12,604	$448,604
	2023	$400,000	$30,000	—	$12,176	$442,176

(1)	Amounts in this column represent discretionary annual bonuses earned for performance in fiscal year 2023 and 2024, which were paid in early 2024 and 2025, respectively.
(2)
Amounts in this column represent the aggregate grant date fair value, computed in accordance with FASB Accounting Standards Codification Topic 718, of stock options granted to the Cullgen NEOs on November 13, 2024. For more information regarding the assumptions used in this calculation, see Note 2 to Cullgen’s financial statements included in this proxy statement/prospectus.

(3)	Amounts in this column represent matching contributions under the Cullgen 401(k) plan made during 2024.
Narrative Disclosure to Summary Compensation Table
Employment Agreements
Each Cullgen NEO entered into an employment agreement, as amended from time to time, with Cullgen in connection with his appointment as an executive officer of Cullgen. The employment agreements generally set forth the initial base salary, initial stock option grant (except for Dr. Luo), and eligibility for employee benefit plans. Each Cullgen employment agreement also provides for severance benefits in connection with certain terminations of employment, as described under “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” beginning on page 180 of this proxy statement/prospectus.
Base Salary
The following table presents the annual base salaries as of December 31, 2024 for the Cullgen named executive officers, which were based on each named executive officer’s scope of responsibilities, level of experience and requisite skills.

NAMED EXECUTIVE OFFICER	BASE SALARY
Dr. Ying Luo	$260,000
Thomas Eastling	$327,600
Dr. Yue Xiong	$416,000

Annual Bonus Program
Each Cullgen NEO is eligible to receive a discretionary annual bonus based on Dr. Luo’s, in consultation with the GNI Japan board of directors, evaluation of their individual performance and contributions, as well as Cullgen’s overall financial conditions and performance during the fiscal year. Annual bonuses are intended to align executive officer pay with company performance and reward the Cullgen NEOs based on actual business results.

Following review of individual and Cullgen performance during fiscal year 2024, Dr. Luo, in consultation with the GNI Japan board of directors, determined that it was appropriate to award the following annual bonuses for fiscal year 2024, as set forth in the table below.

NAMED EXECUTIVE OFFICER	2024 ANNUAL BONUS
Dr. Ying Luo	$12,500
Thomas Eastling	$15,750
Dr. Yue Xiong	$20,000

Long-Term Incentive Compensation
Cullgen has historically provided long-term incentive compensation to the Cullgen NEOs through grants of stock options to purchase shares of Cullgen common stock under the Cullgen Inc. 2018 Stock Incentive Plan (the “2018 Plan”). In general, stock options vest as to 25% on the first anniversary of the applicable vesting commencement date and then in equal monthly installments on the last day of each month over the following 36 months, subject to the Cullgen NEO’s continued employment.
On November 13, 2024, the Cullgen board of directors approved stock option awards to Dr. Luo and Mr. Eastling representing the right to purchase the number of shares of Cullgen common stock set forth below with the following vesting commencement dates.

Name	2024 Stock Options	Vesting Commencement Date
Dr. Ying Luo	495,000	November 13, 2024
Thomas Eastling	195,000	November 13, 2024

Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information for each of Cullgen’s named executive officers with respect to the outstanding unvested equity awards as of the fiscal year ended December 31, 2024.

NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Dr. Ying Luo	1,906,666	173,334(1)	0.95	April 16, 2031
	—	495,000(3)	2.84	November 12, 2034
Thomas Eastling	64,166	5,834(1)	0.95	June 9, 2031
	170,833	29,167(2)	1.11	January 23, 2032
	—	195,000(3)	2.84	November 12, 2034

(1)	These stock options vest in 36 equal monthly installments through April 17, 2025, subject to the Cullgen NEO’s continued employment through each vesting date.
(2)	These stock options vest in 36 equal monthly installments through July 15, 2025, subject to Mr. Eastling’s continued employment through each vesting date.
(3)	These stock options vest as to 25% on November 13, 2025 and in 36 equal monthly installments thereafter through November 13, 2028.
Additional Narrative Disclosure
Retirement Benefits
Cullgen does not maintain and no Cullgen NEO is eligible to participate in any defined benefit pension plan or nonqualified deferred compensation plan. Cullgen maintains a tax-qualified 401(k) defined contribution plan that provides eligible U.S. employees, including the named executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may make voluntary contributions from their eligible pay, up to certain applicable annual limits set by the Internal Revenue Code of 1986, as amended. Cullgen makes mandatory safe harbor matching contributions equal to 100% of the first 4% of eligible compensation contributed by each employee, including the Cullgen NEOs. All company matching contributions are immediately and fully vested.

Potential Payments Upon Termination or Change in Control
Under the employment agreements with Dr. Luo and Dr, Xiong, in the event Dr. Luo or Dr. Xiong is terminated by Cullgen without “cause” or as a result of a resignation for “good reason” (collectively, an “Involuntary Termination”), he will, subject to the execution of a release in favor of the Company, receive: (i) severance payments equal to 12 months of base salary for Dr. Luo or 3 months of base salary for Dr. Xiong and (ii) any earned but unpaid annual bonus for the preceding year.
As used in each of Dr. Luo and Dr Xiong’s employment agreements:
•
“Cause” generally means (i) repeated failure of Executive to perform his duties and responsibilities hereunder to the reasonable satisfaction of the President (or the Board for Dr. Luo), with the understanding that, for purposes of this Agreement, any act or acts or omission or omissions by Executive that have a material adverse effect on the Company’s operations, prospects, reputation or business shall be deemed to be a breach of his duties and responsibilities hereunder; (ii) any breach by Executive of his fiduciary duties to the Company; (iii) any breach by Executive of any of the terms of employee invention assignment, confidentiality, non-disparagement (only for Dr. Luo), non-solicitation, and non-competition provisions of this Agreement; (iv) Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony; (v) Executive’s material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct.

•
“Good Reason” generally means (i) a change in Executive’s position with the Company which materially reduces Executive’s duties and responsibilities; (ii) a reduction in Executive’s level of compensation (including base salary, fringe benefits and target bonuses under any corporate-performance based incentive programs) by more than fifteen percent (15%) which is not generally applicable to all officers of the Company; (iii) any required relocation of Executive’s principal place of employment; or (iv) the Company’s material breach of its obligations under the Agreement. The “good reason” protections under part (iii) and (iv) are only applicable for Dr. Luo.

Under the employment agreement with Mr. Eastling, upon an Involuntary Termination, Mr. Eastling will, subject to the execution of a release in favor of the Company, receive: (i) severance payments equal to 12 months of base salary, (ii) any earned but unpaid annual bonus for the preceding year, (iii) Cullgen-subsidized continued health coverage for up to 12 months, and (iv) accelerated vesting of his then-outstanding equity awards.
As used in each of Mr. Eastling’s employment agreement:
•
“Cause” means the Executive’s (A) indictment for, conviction of or plea of nolo contendere to any felony or other crime involving fraud, dishonesty or acts of moral turpitude, (B) commission of any act or omission involving dishonesty, disloyalty or fraud with respect to the Company or any of its customers or suppliers, (C) substantial failure to timely perform duties reasonably directed by the Board (other than due to the Executive’s Disability), (D) engaging or having engaged in any acts constituting breach of fiduciary duty, gross negligence or willful misconduct with respect to the Company or any of the Executive’s services provided hereunder, or (E) material breach of this Agreement, any other material agreement with the Company, or any internal policies or procedures of the Company in effect from time to time; provided, however, the conditions described in sub-clauses (C) and (E) above shall not constitute Cause unless the Company first provides written notice to the Executive of the occurrence of the applicable condition and the Executive fails to cure such condition within ten (10) days after receipt of such written notice and, if uncured, the termination shall be effective as of the end of such cure period.

•
“Good Reason” means, without the Executive’s prior written consent, (i) the Company materially reduces the Executive’s duties or responsibilities as Chief Financial Officer, (ii) the Company materially reduces Executive’s then-current Base Salary or target annual incentive award as set forth herein (in each case, other than as part of an across-the-board reduction applicable to all “named executive officers” of the Company (as defined under Item 402 of Regulation S-K and to the extent employed by the Company at that time)), or (iii) the Company materially breaches a material term of this Agreement. Prior to terminating for Good Reason, the Executive shall be required to provide the Company with 30 days’ advance written notice of the Executive’s intention to terminate employment for Good Reason, and the Company shall be permitted to cure any events giving rise to such Good Reason during such 30 day period, after which, if such event remains uncured, the Executive’s employment must terminate within 30 days.

Summary Description of the 2018 Plan
The following description of the 2018 Plan is a summary only and is qualified in its entirety by reference to the complete text of the 2018 Plan.
As of March 14, 2025, zero shares of Cullgen common stock remained available for issuance. If the 2025 Stock Plan is approved by Pulmatrix stockholders, on and after the effective date of the Merger, no additional awards will be granted under the 2018 Plan, and all awards granted under the 2018 Plan that, from and after the effective date of the Merger, expire or terminate for any reason prior to exercise or settlement, are forfeited because of the failure to meet a contingency or condition required to vest, or are reacquired pursuant to a forfeiture provision, withheld or not issued to satisfy a tax withholding obligation in connection with an award or to satisfy the exercise price of a stock award, will become available for grant under the 2025 Stock Plan in accordance with its terms.
Pursuant to the Merger Agreement, Pulmatrix will assume all outstanding and unexercised options to purchase shares of Cullgen common stock, and such options will be converted into options to purchase Pulmatrix common stock, with the number of shares and exercise price being appropriately adjusted pursuant to this provision to reflect the Exchange Ratio in the Merger. For additional information regarding the treatment of Cullgen stock options in the Merger, please see the section entitled “The Merger Agreement—Treatment of Cullgen Options” beginning on page 147.
Eligibility. All of Cullgen’s employees, officers, directors, consultants and advisors are eligible to be granted stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and other stock-based awards (collectively, “stock awards”). Approximately 55 current employees (including the Cullgen NEOs) and two current non-employee members of the Cullgen board of directors participate in the 2018 Plan. Incentive stock options may be granted only to employees.
Administration. The Cullgen board of directors has the authority to administer the 2018 Plan with respect to stock awards made under the 2018 Plan. However, it may at any time appoint a secondary committee of one or more directors to have separate but concurrent authority to make stock awards under the 2018 Plan. The Cullgen board of directors may also delegate to one or more officers of Cullgen the power to grant stock awards under the 2018 Plan. The Cullgen board of directors or any other committee or person who are delegated any such authority are referred to herein as the “plan administrator.”
The plan administrator has the complete discretion to make all decisions relating to the 2018 plan and outstanding stock awards. The plan administrator has the authority to modify outstanding awards under the 2018 Plan. Subject to the terms of the 2018 Plan, the plan administrator has the authority to reduce the exercise or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under U.S. GAAP, with the consent of any adversely affected participant.
Stock Available for Stock Awards. The 2018 Plan reserves 9,000,000 shares of Cullgen common stock for issuance pursuant to awards thereunder. The maximum number of shares of Cullgen common stock that may be issued pursuant to the exercise of incentive stock options under the 2018 Plan is 75,000,000 shares.
Types of Stock Awards. The following types of stock awards may be granted under the 2018 Plan: stock options, restricted stock, RSUs and other stock-based awards including stock appreciation rights. The principal features of each type of award are described below.
•
Stock Options. The plan administrator may grant stock options which qualify as incentive stock options under the Code or non-qualified stock options. Only employees of Cullgen, a Parent (as defined in the 2018 Plan) or Subsidiary are eligible for the grant of incentive stock options. Each stock option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than 100% of the fair market value of a share of Cullgen common stock on the grant date (or, for incentive stock options granted to a 10% stockholder, the exercise price will not be less than 110% of such fair market value). No stock option will have a term in excess of 10 years (or, for incentive stock options granted to a 10% stockholder, the maximum term is five years). The shares subject to each stock option will generally vest in one or more installments over a specified period of service measured from the grant date or upon the achievement of pre-established performance objectives, as determined by the plan administrator.

•
Restricted Stock; RSUs. The plan administrator may grant shares of Cullgen common stock under the 2018 Plan that are subject to service vesting requirements established by the plan administrator, which is referred to as restricted stock. The plan administrator may also grant RSUs under the 2018 Plan, where each RSU entitles the participant to receive a share of Cullgen common stock or cash in lieu thereof following the attainment of service vesting requirements. Unless otherwise determined by the plan administrator, holders of restricted stock will be entitled to cash dividends with respect to their shares of restricted stock, but such dividends will be subject to the same restrictions as the underlying restricted stock.
•
Other Stock Awards. The plan administrator may grant other stock-based awards under the 2018 Plan, which may be fully vested shares of Cullgen common stock, stock appreciation rights or any other stock awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Cullgen common stock or other property.

Changes in Capitalization. If any change is made in the shares of common stock by reason of any merger, consolidation, reorganization, recapitalization, stock dividend, split up, combination of shares, exchange of shares, change in corporate structure, or otherwise, appropriate adjustments will be made by the administrator to the class and maximum number of shares reserved for issuance under the 2018 Plan, the class and maximum number of shares that may be issued upon the exercise of incentive stock options and the class and number of shares and price per share of stock subject to each outstanding stock award under the 2018 Plan. Any increase in the shares, or the right to acquire shares, as the result of such an adjustment will be subject to the same terms and conditions that apply to the award for which such increase was received.
Transferability. Stock awards generally may not be sold, assigned, transferred, pledged or otherwise encumbered, except by will or the laws of descent and distribution.
Corporate Transaction. In the event of a corporate transaction (as described below), the Cullgen Board may take any of the following actions with respect to stock awards: (i) provide for the continuation of such stock awards by Cullgen or the assumption or substitution of such stock awards by the acquiring or succeeding company, (ii) provide for the termination of unexercised stock awards immediately prior to the consummation of the reorganization event, (iii) provide that outstanding stock award will become exercisable or vested, (iv) provide for the settlement of the intrinsic value of outstanding stock awards, (v) provide for the cancelation and cash-out of stock awards, or (vi) any combination thereof.
The plan administrator is not required to take the same action with respect to all stock awards or portions of stock awards or with respect to all participants.
For purposes of the 2018 Plan, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a merger or other consolidation; (ii) a sale or other disposition of all or substantially all of the Cullgen’s stock or assets; or (iii) other corporate transaction, such as a separation or reorganization.
Change in Control. Under the 2018 Plan, stock awards may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in the 2018 Plan and described below) as may be provided in the participant’s stock award agreement. In the event of a change in control, stock awards held by participants whose continuous service as an outside director (as defined in the 2018 Plan) has not terminated will accelerate vesting and exercisability.
For purposes of the 2018 Plan, a change in control generally will be deemed to occur in the event: (i) a person, entity or group acquires, directly or indirectly, Cullgen’s securities representing more than 50% of the combined voting power of the Cullgen’s then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (ii) there is consummated a merger, consolidation, or similar transaction and, immediately after the consummation of such transaction, Cullgen stockholders immediately prior thereto do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity in substantially the same proportions as their ownership of Cullgen’s outstanding voting securities immediately prior to such transaction; or (iii) there is consummated a sale or other disposition of all or substantially all of the Cullgen’s assets, other than a sale or other disposition to an entity in which more than 50% of the entity’s combined voting power is owned by Cullgen stockholders in substantially the same proportions as their ownership of Cullgen’s outstanding voting securities immediately prior to such sale or other disposition.
Amendment and Termination. The Cullgen board of directors may amend or modify the 2018 Plan at any time. However, except as otherwise provided in the 2018 Plan or an award agreement, no amendment or termination of the 2018 Plan may materially impair a participant’s rights under his or her outstanding stock awards without the participant’s consent. No stock awards shall be granted under the 2018 Plan after August 25, 2028.

CULLGEN DIRECTOR COMPENSATION
Director Compensation Table
The following table provides information regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director of Cullgen’s board of directors during the fiscal year ended December 31, 2024. Employees, including each Cullgen NEO, who served on Cullgen’s board of directors during fiscal year 2024 did not receive additional compensation for such service. Please see “Cullgen Executive Compensation—Summary Compensation Table” beginning on page 178 of this proxy statement/prospectus for the compensation earned by or paid to Dr. Luo, Mr. Eastling, and Dr. Xiong in fiscal 2024.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Rod Nussbaum	$20,000(1)	—	$20,000
Dr. Jian Jin	—	$50,000(2)	$50,000

(1)
Amounts in this column represent fees paid in connection with Mr. Nussbaum’s service as audit committee chair, paid in two equal installments in (i) January 2024, for fourth quarter 2023, and (ii) April 2024, for first quarter 2024.

(2)	Amounts in this column represent the consulting fees paid to Lanthanoid Consulting Inc., an affiliate of Dr. Jin.
Non-Employee Director Compensation Policy
Cullgen has not adopted a non-employee director compensation policy. Following the completion of the Merger, Cullgen anticipates that the Combined Company will adopt a non-employee director compensation policy and the Combined Company’s compensation committee will be responsible for the review, consideration and approval or ratification of non-employee director compensation.

MATTERS BEING SUBMITTED TO A VOTE OF PULMATRIX STOCKHOLDERS
PROPOSAL NO. 1 — THE NASDAQ STOCK ISSUANCE PROPOSAL
General
At the Pulmatrix Special Meeting, Pulmatrix stockholders will be asked to approve (i) the issuance of shares of Pulmatrix common stock to the Cullgen stockholders pursuant to the Merger Agreement, which shares of Pulmatrix common stock will represent more than 20% of the shares of Pulmatrix common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.
Immediately after the Merger, Pulmatrix securityholders as of immediately prior to the Merger are expected to own approximately 3.6145% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Cullgen securities are expected to own approximately 96.3655% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Pulmatrix’s Net Cash at Closing being at least $2,500,000.
Pulmatrix will assume outstanding and unexercised options to purchase shares of Cullgen common stock, and such securities will be converted into options to purchase shares of Pulmatrix common stock, subject to certain adjustments.
In addition, prior to the Effective Time, if the proposals described in this proxy statement/prospectus, including the Nasdaq Stock Issuance Proposal, and if Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below, then Pulmatrix expects to declare the Cash Dividend to the pre-Merger Pulmatrix stockholders equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash (as determined pursuant to the Merger Agreement) of the amount by which Pulmatrix’s Net Cash will exceed $2,500,000, provided, that if the Closing Pulmatrix Net Cash is greater than $7,000,000, the amount of the Cash Dividend, if declared, shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Pulmatrix Net Cash in excess of $7,000,000. There is no guarantee that the Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Pulmatrix common stock in the Merger are described in detail in the section of this proxy statement/ prospectus titled “The Merger Agreement.” A copy of the Merger Agreement, as amended by Amendment No. 1 thereto, is attached as Annex A to the accompanying proxy statement/prospectus.
Reason for the Proposal
Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Pulmatrix common stock in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 96.3655% of the Pulmatrix common stock on a fully diluted basis immediately following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Pulmatrix must obtain the approval of Pulmatrix stockholders for the issuance of these shares of common stock in the Merger.
Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Pulmatrix must obtain the approval of Pulmatrix stockholders of the change of control resulting from the Merger.

Required Vote
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Nasdaq Stock Issuance Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker-non votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal.
The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.
The Nasdaq Stock Issuance Proposal is conditioned on the approval of the Reverse Stock Split Proposal and the Authorized Share Increase Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Reverse Stock Split Proposal and the Authorized Share Increase Proposal are not approved, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected and the Merger will not be consummated.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE
NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2 — THE REVERSE STOCK SPLIT PROPOSAL
General
At the Pulmatrix Special Meeting, Pulmatrix stockholders will be asked to approve a certificate of amendment to the Pulmatrix Charter to effect a reverse stock split of the issued and outstanding shares of Pulmatrix common stock at a ratio in the range of one new share for every 2 shares and one new share for every 10 shares outstanding (or any number in between), to be determined mutually by the Pulmatrix board of directors and the Cullgen board of directors (the “Split Ratio”). The final Split Ratio and effectiveness of such amendment will be mutually agreed by the Pulmatrix board of directors and the Cullgen board of directors, assuming this proposal is approved by the Pulmatrix stockholders. On May 6, 2025, the Pulmatrix board of directors adopted resolutions approving the proposed certificate of amendment to the Pulmatrix Charter in the form attached as Annex B to this proxy statement/prospectus. If the certificate of amendment is filed with the Secretary of State of the State of Delaware, upon the effectiveness of such amendment (the “Reverse Stock Split Effective Time”), the issued and outstanding shares of Pulmatrix common stock immediately prior to the Reverse Stock Split Effective Time will automatically without further action on the part of Pulmatrix be combined into a smaller number of shares in accordance with the final Split Ratio.
The Pulmatrix board of directors may determine to effect a reverse stock split, if it is approved by the Pulmatrix stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal.
By approving this Proposal No. 2, Pulmatrix stockholders will: approve an amendment to the Pulmatrix Charter pursuant to which any whole number of issued and outstanding shares of Pulmatrix common stock, between and including 2 to 10, would be combined into one share of Pulmatrix common stock and will authorize the Pulmatrix board of directors to file such certificate of amendment, as mutually agreed by the Pulmatrix board of directors and Cullgen board of directors, with the Secretary of State of the State of Delaware. As of the Record Date, 200,000,000 shares of Pulmatrix common stock were authorized, 3,652,285 shares of Pulmatrix common stock were issued and outstanding and 5,329,277 shares of Pulmatrix common stock were reserved for issuance.
All holders of Pulmatrix common stock will be affected proportionately by the reverse stock split. No fractional shares of Pulmatrix common stock will be issued as a result of the reverse stock split. Instead, Pulmatrix stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash as set forth below under the caption “No Fractional Shares.” Each Pulmatrix stockholder will hold the same percentage of the outstanding Pulmatrix common stock immediately following the reverse stock split as that Pulmatrix stockholder did immediately prior to the reverse stock split, except to the extent that the reverse stock split results in Pulmatrix stockholders receiving cash in lieu of fractional shares.
Should Pulmatrix receive the required stockholder approval for this Proposal No. 2, and following such stockholder approval, the Pulmatrix board of directors, subject to agreement by Cullgen, determines that effecting the reverse stock split is in the best interests of Pulmatrix and its stockholders, the reverse stock split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Pulmatrix board of directors and Cullgen board of directors within the limits set forth in this Proposal No. 2 to be combined into one share of Pulmatrix common stock. Accordingly, upon the effectiveness of the amendment to the Pulmatrix Charter, at the Reverse Stock Split Effective Time, every 2 to 10 shares (or any number in between) of Pulmatrix common stock outstanding immediately prior to the Reverse Stock Split Effective Time will be combined and reclassified into one share of Pulmatrix common stock.
The proposed form of certificate of amendment to the Pulmatrix Charter to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of Pulmatrix common stock or preferred stock, or the par value of Pulmatrix common stock or preferred stock.
A copy of the proposed form of certificate of amendment to the Pulmatrix Charter to effect the reverse stock split is attached as Annex B to this proxy statement/prospectus.
Notwithstanding approval of this Proposal No. 2 by Pulmatrix stockholders, the Pulmatrix board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the Delaware General Corporation Law (the “DGCL”).

Reasons for the Reverse Stock Split
The Pulmatrix board of directors approved the proposal approving the amendment to the Pulmatrix Charter effecting the reverse stock split for the following reasons:
•
the Pulmatrix board of directors believes effecting the reverse stock split will result in an increase in the minimum bid price of Pulmatrix common stock and reduce the risk of a delisting of Pulmatrix common stock from Nasdaq in the future; and

•	the Pulmatrix board of directors believes a higher stock price may help generate investor interest in Pulmatrix and ultimately the Combined Company and help Pulmatrix attract and retain employees.
If the reverse stock split successfully increases the per share price of Pulmatrix common stock, the Pulmatrix board of directors also believes this increase may increase trading volume in Pulmatrix common stock and facilitate future financings by Pulmatrix.
Requirements for Listing on Nasdaq
Pulmatrix common stock is listed on The Nasdaq Global Market under the symbol “PULM.” Pulmatrix has filed an initial listing application pursuant to the terms of the Merger Agreement for the Combined Company to list the securities of the Combined Company on Nasdaq.
According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Pulmatrix to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing, unless it effects a reverse stock split. Therefore, the reverse stock split may be necessary in order to satisfy Nasdaq requirements and consummate the Merger.
In addition, it is a condition to the Closing that the shares of Pulmatrix common stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.
One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Pulmatrix’s management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Pulmatrix capital stock, which will continue to be authorized pursuant to the Pulmatrix Charter.
Potential Increased Investor Interest
On May 5, 2025, Pulmatrix common stock closed at $6.41 per share. An investment in Pulmatrix common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Pulmatrix board of directors believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Pulmatrix common stock.
Pulmatrix cannot predict whether the reverse stock split will increase the market price for Pulmatrix common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Pulmatrix common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Pulmatrix common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the reverse stock split will result in a per share price that will increase the ability of Pulmatrix to attract and retain employees;

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or
•
the market price per share will achieve and maintain the $4.00 minimum bid price requirement, unless it effects a reverse stock split, for a sufficient period of time for the Combined Company common stock to be approved for listing by Nasdaq.

The market price of Pulmatrix common stock will also be based on the performance of Pulmatrix, and after the Merger, on the performance of the Combined Company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Pulmatrix common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Pulmatrix may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Pulmatrix common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.
Principal Effects of the Reverse Stock Split
The reverse stock split will be realized simultaneously for all shares of Pulmatrix common stock and options to purchase shares of Pulmatrix common stock outstanding immediately prior to the Reverse Stock Split Effective Time. The reverse stock split will affect all holders of shares of Pulmatrix common stock outstanding immediately prior to the Reverse Stock Split Effective Time uniformly and each such stockholder will hold the same percentage of Pulmatrix common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Pulmatrix common stock or preferred stock and will not reduce the number of authorized shares of Pulmatrix common stock or preferred stock. Pulmatrix common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. Proportionate adjustments will be made to the per share exercise price, the number of shares issuable upon the exercise, vesting or settlement of all outstanding options to purchase shares of Pulmatrix common stock, and the number of shares reserved for issuance pursuant to Pulmatrix’s existing equity incentive plans will be reduced proportionately based on the Split Ratio. The reverse stock split will not affect Pulmatrix continuing to be subject to the periodic reporting requirements of the Exchange Act.
Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates
If the Pulmatrix stockholders approve the amendment to the Pulmatrix Charter effecting the reverse stock split, the Pulmatrix board of directors and Cullgen board of directors mutually agree that a reverse stock split is necessary, and the Pulmatrix board of directors still believes that a reverse stock split is in the best interests of Pulmatrix and its stockholders, Pulmatrix will file the amendment to the Pulmatrix Charter with the Secretary of State of the State of Delaware at such time as the Pulmatrix board of directors has determined to be the appropriate Reverse Stock Split Effective Time. The Pulmatrix board of directors and Cullgen board of directors may mutually agree to delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the Reverse Stock Split Effective Time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
As soon as practicable after the Reverse Stock Split Effective Time, the Pulmatrix stockholders will be notified that the reverse stock split has been effected. Pulmatrix expects that the Pulmatrix transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre- split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates (or book-entry positions) representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Pulmatrix. No new certificates (or book-entry positions) will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shares held in book-entry form will be automatically exchanged. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
No Fractional Shares
No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction of a share to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the amendment to the Pulmatrix Charter effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.
Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Pulmatrix is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Pulmatrix or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Pulmatrix board of directors or contemplating a tender offer or other transaction for the combination of Pulmatrix with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Pulmatrix is aware to accumulate shares of Pulmatrix common stock or obtain control of Pulmatrix, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Pulmatrix board of directors and stockholders. Other than the proposals being submitted to the Pulmatrix stockholders for their consideration at the Pulmatrix Special Meeting, the Pulmatrix board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Pulmatrix. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 96 of this proxy statement/prospectus.
Required Vote
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Reverse Stock Split Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Reverse Stock Split Proposal. Abstentions and broker-non votes, if any, will have no effect on the Reverse Stock Split Proposal.
The Merger is conditioned upon the approval of the Reverse Stock Split Proposal. However, the Pulmatrix board of directors, without Cullgen’s input, may determine to effect a reverse stock split, if it is approved by the Pulmatrix stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE
REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 3 — THE AUTHORIZED SHARE INCREASE PROPOSAL
General
At the Pulmatrix Special Meeting, Pulmatrix will ask its stockholders to approve a certificate of amendment to the Pulmatrix Charter to increase the number of authorized shares of Pulmatrix common stock (the “Pulmatrix Share Increase Amendment”). On May 6, 2025, the Pulmatrix board of directors approved a proposal to amend the Pulmatrix Charter to increase the number of authorized shares of Pulmatrix common stock from 200,000,000 shares to 250,000,000 shares, which would also have the effect of increasing the total number of authorized shares from 200,500,000, including 500,000 shares of Pulmatrix preferred stock, to 250,500,000 shares (the “Pulmatrix Share Increase”), in the form attached as Annex C to this proxy statement/prospectus. As of the Record Date, there were 3,652,285 shares of Pulmatrix common stock issued and outstanding, and 5,329,277 shares of Pulmatrix common stock reserved for issuance. Accordingly, approximately 191,018,438 shares of the total number of Pulmatrix common stock currently authorized remain available for issuance or may be reserved for issuance.
Form of the Pulmatrix Share Increase Amendment
The Pulmatrix Share Increase Amendment would amend and restate the first paragraph of Article IV of the Pulmatrix Charter in its entirety as follows:
“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 250,500,000 shares, consisting of 250,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 500,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).”
Background and Reasons for the Pulmatrix Share Increase Amendment
The Pulmatrix Charter currently authorizes the issuance of up to 200,000,000 shares of Pulmatrix common stock and 500,000 shares of preferred stock.
As described in greater detail in the section of this proxy statement/prospectus titled “The Merger Agreement,” pursuant to the Merger Agreement, Pulmatrix will be required to issue shares of Pulmatrix common stock to Cullgen stockholders and to assume Cullgen’s 2018 Stock Incentive Plan and outstanding options to purchase Cullgen common stock.
The number of shares of Pulmatrix common stock currently authorized and unissued and not reserved for issuance is not sufficient for (i) the issuance of Pulmatrix common stock pursuant to the Merger Agreement and (ii) the assumption of Cullgen’s 2018 Stock Incentive Plan and outstanding options to purchase Cullgen common stock. In addition, there will not be sufficient shares of Pulmatrix common stock available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans and other corporate purposes that the Pulmatrix board of directors may determine to be desirable. Therefore, the Pulmatrix board of directors has determined that the Pulmatrix Share Increase Amendment is in the best interests of Pulmatrix and its stockholders.
If the Pulmatrix Share Increase Amendment is approved by stockholders, upon its effectiveness, and without giving effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus, Pulmatrix will have a total of 250,000,000 authorized shares of Pulmatrix common stock, with 3,652,285 shares of Pulmatrix common stock issued and outstanding (as of the Record Date), and 5,329,277 shares reserved for issuance (as of the Record Date), leaving a balance of 241,018,438 shares of Pulmatrix common stock authorized and unissued and not reserved for any specific purpose. Such outstanding share amounts will be correspondingly adjusted to the extent the proposed reverse stock split is effected prior to effectiveness of the Pulmatrix Share Increase Amendment, but the reverse stock split will not change the number of authorized shares of common stock or preferred stock.
Except for (i) the issuance of shares of Pulmatrix common stock and (ii) the issuance of shares of Pulmatrix common stock that may result from the assumption of Cullgen’s 2018 Stock Incentive Plan and outstanding options to purchase Cullgen common stock, each pursuant to the terms of the Merger Agreement, Pulmatrix does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Possible Effects of the Pulmatrix Share Increase Amendment
If the Pulmatrix Share Increase Amendment is approved and becomes effective, the additional authorized shares would be available for issuance at the discretion of the Pulmatrix board of directors and without further stockholder approval, except as may be required by law or Nasdaq rules. The additional shares of authorized Pulmatrix common stock would have the same rights and privileges as the shares of Pulmatrix common stock currently issued and outstanding. Holders of Pulmatrix common stock have no preemptive rights. The Pulmatrix Share Increase would not change the number of shares of common stock outstanding, nor will it have any immediate dilutive effect; however, the issuance of additional shares of Pulmatrix common stock authorized by the Pulmatrix Share Increase may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights. Furthermore, future sales of substantial amounts of Pulmatrix common stock, or the perception that these sales might occur, could adversely affect the prevailing market price of Pulmatrix common stock or limit Pulmatrix’s ability to raise additional capital. Pulmatrix stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of Pulmatrix than they presently own.
Appraisal or Dissenters’ Rights
Pursuant to the DGCL, stockholders are not entitled to appraisal rights or dissenter’s rights with respect to the Pulmatrix Share Increase Amendment or the Pulmatrix Share Increase.
Effectiveness of Amendment
If the Pulmatrix Share Increase Amendment is approved by the stockholders at the Pulmatrix Special Meeting, it will become effective upon the filing of a certificate of amendment, a copy of which is attached as Annex C to this proxy statement/prospectus, with the Secretary of State of the State of Delaware or such later effective date and time as specified in the certificate of amendment in accordance with Delaware law.
Copies of the Pulmatrix Charter and the certificates of amendment to the Pulmatrix Charter are available as exhibits to this proxy statement/prospectus.
Required Vote
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Authorized Share Increase Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Authorized Share Increase Proposal. Abstentions and broker non-votes, if any, will have no effect on the Authorized Share Increase Proposal.
The Merger is conditioned upon the approval of the Authorized Share Increase Proposal. Notwithstanding the approval of the Authorized Share Increase Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Authorized Share Increase Proposal will not be effected.
The Authorized Share Increase Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal. Notwithstanding the approval of the Authorized Share Increase Proposal, if the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal are not approved, the actions contemplated by the Authorized Share Increase Proposal will not be effected and the Merger will not be consummated.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Authorized Share Increase Proposal.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE
AUTHORIZED SHARE INCREASE PROPOSAL.

PROPOSAL NO. 4 — THE STOCK PLAN PROPOSAL
General
At the Pulmatrix Special Meeting, Pulmatrix will ask its stockholders to approve the Cullgen Inc. 2025 Stock Incentive Plan (the “2025 Stock Plan”) to be effective on the Closing Date. The 2025 Stock Plan was approved by Pulmatrix board of directors on May 6, 2025, subject to stockholder approval and the consummation of the Merger. If the 2025 Stock Plan is approved by stockholders and the Merger is consummated, no further awards will be granted under the Pulmatrix 2003 Employee, Director, and Consultant Stock Plan and the Pulmatrix 2013 Employee, Director, and Consultant Equity Incentive Plan.
The purpose of the 2025 Stock Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the Combined Company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2025 Stock Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Combined Company through incentives that are consistent with the Combined Company’s goals and that link the personal interests of participants to those of the Combined Company stockholders. The 2025 Stock Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards and incentive bonuses (collectively, “Awards”).
Summary of the 2025 Stock Plan
The following description of the 2025 Stock Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2025 Stock Plan, a copy of which is attached as Annex F to this proxy statement. Stockholders are urged to read the 2025 Stock Plan in its entirety.
Administration
The 2025 Stock Plan will be administered by the compensation committee of the Combined Company board of directors or another committee designated by the Combined Company board of directors to administer the 2025 Stock Plan (the “Administrator”). The Administrator will have broad authority, subject to the provisions of the 2025 Stock Plan, to administer and interpret the 2025 Stock Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.
Stock Subject to 2025 Stock Plan
The initial share pool under the 2025 Stock Plan will be 10% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger, subject to certain adjustments in the event of a change in the Combined Company’s capitalization. The shares that may be issued under the 2025 Stock Plan will be automatically increased on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2034 in an amount equal to 5% of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31, unless a lower (or no) increase is determined by the Administrator. Only a number of shares of Combined Company common stock equal to 10% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger may be issued under the 2025 Stock Plan as incentive stock options subject to adjustment in accordance with the 2025 Stock Plan in accordance with applicable law. The 2025 Stock Plan limits non-employee director compensation, including cash fees and incentive equity awards (based on their grant-date fair value), to a maximum aggregate dollar value of (i) $750,000 during (a) the initial annual period following a non-employee director’s appointment or election to the Combined Company’s board of directors or (b) during any calendar year in which a non-employee director is designated as Chairman or Lead Director of the Combined Company’s board of directors, and (ii) $500,000 per each subsequent calendar year, in each case, in respect of their service as non-employee directors. The limitation on non-employee director compensation applies beginning the first calendar year following the effective date of the 2025 Stock Plan.
Shares of Combined Company common stock issued under the 2025 Stock Plan may be either authorized and unissued shares or previously issued shares acquired by the Combined Company. On termination, cancellation or expiration of an Award under the 2025 Stock Plan, in whole or in part, the number of shares of Combined Company common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Combined

Company will again become available for grant under the 2025 Stock Plan and shall not count as shares of common stock issued under the 2025 Stock Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price, or tax withholding obligation of an Award will again become available for grant under the 2025 Stock Plan.
Eligibility
Current or prospective employees, officers, non-employee directors, and other individual service providers of the Combined Company and its subsidiaries will be eligible to participate in the 2025 Stock Plan, subject to selection by the Administrator. Following the Merger, it is expected that approximately 137 employees (including three executive officers), four non-employee directors and one other individual service providers of the Combined Company will be eligible to participate in the 2025 Stock Plan.
Types of Awards
Stock Options. All stock options granted under the 2025 Stock Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option qualifying under Section 422 of the Code (as defined below) or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2025 Stock Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Combined Company common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise. The 2025 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded option or cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.
Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Combined Company common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Combined Company common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The 2025 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded SAR or cancel and re-grant or exchange such SAR for cash or a new Award with a lower (or no) exercise price.
Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.
Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Combined Company common stock.
Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a payment, which may be subject to vesting or performance criteria established by the Administrator. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.
Performance Criteria
The Administrator may establish certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.
Transferability
Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback
Awards will be subject to recoupment in accordance with any clawback policy adopted by the Combined Company, including Pulmatrix’s Compensation Recovery Policy (or any successor clawback policy adopted by the Combined Company).
Adjustments Upon a Change in Capitalization
In the event of a change in capitalization of the Combined Company, including any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution (other than quarterly cash dividends), the share pool and outstanding Awards will be equitably adjusted by the Administrator.
Change in Control
In the event of a change in control of the Combined Company, the Administrator, acting in its sole discretion without the consent or approval of any participant, may (i) provide for the assumption of outstanding Awards, (ii) issue substitute awards, (iii) accelerate vesting or waiver any forfeiture conditions, (iv) accelerate the exercisability of the award, (v) make any other adjustments to outstanding Awards as deemed to be appropriate or (vi) provide for the cancellation and cash-out of outstanding Awards; however, if Awards are not assumed, continued or substituted for, then all outstanding Awards will become fully vested and exercisable (with performance based on target or actual achievement as determined by the Administrator).
Amendment and Termination
The Combined Company board of directors will have the right to amend, alter, suspend, or terminate the 2025 Stock Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2025 Stock Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2025 Stock Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2025 Stock Plan will automatically terminate as to the grant of future awards, unless earlier terminated by the Combined Company board of directors, on May 6, 2035. Awards made prior to the termination date may extend beyond that date in accordance with their terms.
Federal Income Tax Consequences
The following is a summary of the U.S. federal income tax treatment applicable to the Combined Company and the participants who receive Awards under the 2025 Stock Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Internal Revenue Code of 1986 (the “Code”)), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, all participants should consult their own tax advisor concerning the tax implications of Awards granted under the 2025 Stock Plan.
Incentive Stock Options
Options granted under the 2025 Stock Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition”, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the Combined Company will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Combined Company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.
Nonqualified Stock Options
No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.
Stock Appreciation Rights
No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.
Restricted Stock Awards
A participant who receives unvested shares of Combined Company common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.
Restricted Stock Units, Other Stock-Based Awards, Incentive Bonuses
Generally, no taxable income is recognized upon the grant of RSUs, other stock-based awards or incentive bonuses. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.
Deducibility of Executive Compensation
Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” (as defined in Section 162(m) of the Code) in excess of $1 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2025 Stock Plan will be subject to the $1 million annual deduction limitation. The administrator of the 2025 Stock Plan may grant Awards under the 2025 Stock Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the Combined Company and its stockholders.

New Plan Benefits
Pulmatrix cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible participants under the 2025 Stock Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the administrator of the 2025 Stock Plan.
Required Vote
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Stock Plan Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Stock Plan Proposal. Abstentions and broker non-votes, if any, will have no effect on the Stock Plan Proposal.
The Merger is not conditioned upon the approval of the Stock Plan Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Stock Plan Proposal.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE
STOCK PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ESPP PROPOSAL
General
At the Pulmatrix Special Meeting, Pulmatrix will ask its stockholders to approve the Cullgen Inc. 2025 Employee Stock Purchase Plan (the “2025 ESPP”) to be effective on the Closing Date. The 2025 ESPP was approved by Pulmatrix board of directors on May 6, 2025, subject to stockholder approval and the consummation of the Merger.
The purpose of the 2025 ESPP is to provide employees of the Combined Company and its designated subsidiaries with an opportunity to purchase shares of the Combined Company common stock through accumulated contributions. The 2025 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code; however, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. subsidiaries of the Combined Company.
Summary of the 2025 ESPP
The following description of the 2025 ESPP is not intended to be complete and is qualified in its entirety by the complete text of the 2025 ESPP, a copy of which is attached as Annex G to this proxy statement. Stockholders are urged to read the 2025 ESPP in its entirety.
Administration
The 2025 ESPP will be administered by the compensation committee of the Board or another committee designated by the Board to administer, which we refer to herein as the “ESPP Administrator.” All questions of interpretation of the 2025 ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate, subject to applicable law, its responsibilities under the 2025 ESPP to one or more other persons. The ESPP Administrator may adopt rules or procedures relating to the operation and administration of the 2025 ESPP to accommodate the specific requirements of local laws and procedures, including to adopt sub-plans for participants outside of the United States.
Stock Subject to the 2025 ESPP
The initial share pool under the 2025 ESPP will be the lesser of (i) 1% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) or (ii) 1,000,000 shares, subject to certain adjustments in the event of a change in the Combined Company’s capitalization, plus any shares added as a result of the sentence that follows. The shares that may be issued under the 2025 ESPP will be automatically increased on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035 in an amount equal to 1% of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31, unless a lower, or no, increase is determined by the ESPP Administrator. Shares of Combined Company common stock issued under the 2025 ESPP may either be shares of authorized but unissued Combined Company common stock, Combined Company common stock held as treasury shares, or Combined Company common stock acquired in an open-market transaction.
If the total number of shares to be purchased by all participants on any exercise date (as defined below) exceeds the number of shares remaining available for issuance under the 2025 ESPP, the ESPP Administrator may make a pro rata allocation of the remaining available number of shares in as uniform a manner as possible and as the ESPP Administrator determines to be equitable.
Eligibility
All employees of the Combined Company or a designated subsidiary of the Combined Company (as defined in the 2025 ESPP) who customarily work for more than 20 hours per week and more than five months in any calendar year, provided he or she is employed by the Combined Company for at least 30 calendar days (unless otherwise determined by the ESPP Administrator) immediately preceding an enrollment date, and satisfy the other requirements set forth in the 2025 ESPP will be eligible to participate in the 2025 ESPP. However, any employee who would own (or pursuant to Section 424(d) of the Code would be deemed to own) more than 5% of the voting power or value of the Combined Company common stock immediately after a grant under the 2025 ESPP is not eligible to participate, and no participant may purchase more than $25,000 of Combined Company common stock in any one calendar year. Following the Merger, it is expected that approximately 15 employees will be eligible to participate in the 2025 ESPP.
Offering Periods
The 2025 ESPP is generally implemented by a series of “offering periods”. Unless otherwise specified by the ESPP Administrator, the first offering period and the first purchase period will begin on a date established by the ESPP Administrator and end on the next December 10th or June 10th that follows the Closing Date (as defined in the Merger Agreement) (or such other date as determined by the ESPP Administrator), with subsequent offering periods and purchase periods lasting for six months and ending every December 10th and June 10th (or such other date as determined by the Administrator).
Payroll Deductions
To participate in an offering period, an eligible employee must execute and submit a properly completed subscription agreement on or before a date determined by the ESPP Administrator prior to the applicable enrollment date. Once enrolled in the 2025 ESPP, a participant can purchase shares of the Combined Company’s common stock with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the 2025 ESPP.
Each subscription agreement will request a deduction in an amount expressed as a whole percentage between 1% and 15% of compensation and all payroll deductions will be credited to the eligible employee’s account. No interest will be paid on any amount held in the account of any eligible employee.
Option Grant
On the first trading day of each offering period, each eligible employee automatically will be granted an option to acquire shares of Combined Company common stock on the exercise date. All participants granted options under the 2025 ESPP will have the same rights and privileges consistent with the requirements set forth in Section 423 of the Code. No eligible employee will be permitted to purchase more than 20,000 shares of Combined Company common stock during each purchase period.
Purchase Price
The price per share at which shares are purchased under the 2025 ESPP is determined by the ESPP Administrator, but in no event will be less than 85% of the fair market value of the Combined Company common stock on the first or the last day of the offering period, whichever is lower subject to compliance with Section 423 of the Code (or any other applicable law).
Exercise of Options
At the end of each offering period, unless the participant has withdrawn from the 2025 ESPP, payroll deductions are applied automatically to purchase shares of common stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price, rounded down to the nearest whole share.
Any payroll deductions accumulated in a participant’s account that are not sufficient to purchase a full share will be retained in the participant’s account for the subsequent option period (subject to earlier withdrawal in accordance with the terms of the 2025 ESPP). Any other amounts of payroll deductions in a participant’s account that are not used for the purchase of shares of Combined Company common stock, whether because of the participant’s withdrawal, because the amount would enable the participant to purchase more than the maximum number of shares, or for any other reason, will be returned to the participant, without interest, as soon as administratively practicable after such withdrawal, exercise date or other event, as applicable.
Withdrawal
Participants may withdraw all (but not less than all) of their option and terminate their subscription agreement by submitting to the Combined Company’s finance department (or its delegate) a written notice of withdrawal in the form determined by the ESPP Administrator for such purpose or by following an electronic or other withdrawal procedure determined by the ESPP Administrator. Upon such withdrawal, the balance in the participant’s account will be returned to the participant, without interest, as soon as reasonably practicable thereafter.

Termination of Employment or Eligibility
Upon the termination of a participant’s employment with the Combined Company (or a designated subsidiary, as applicable) for any reason or if a participant loses eligibility to participate in the 2025 ESPP, the participant’s option will be deemed cancelled, the balance in the participant’s account will be returned to the participant (or his or her estate or designated beneficiary in the event of the participant’s death), without interest, as soon as administratively practicable, and the participant will have no other rights under the 2025 ESPP.
Transferability
Rights to purchase Combined Company common stock under the 2025 ESPP may not be transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in the 2025 ESPP) by a participant and may be exercised during a participant’s lifetime only by the participant.
Adjustments Upon a Change in Capitalization
In the event that any dividend or other distribution (whether in the form of cash, common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of common stock or other securities of the Combined Company, or other change in the corporate structure of the Combined Company affecting the common stock occurs, the ESPP Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2025 ESPP, will, in such manner as it may deem equitable, adjust the number and class of shares available under the 2025 ESPP and the applicable purchase price of such shares.
Merger or Other Corporate Transaction
In the event of a merger, sale, or other similar corporate transaction involving the Combined Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period with respect to which such option relates will be shortened by setting a new exercise date on which such offering period shall end. The new exercise date will occur before the date of the Combined Company’s proposed merger, sale, or other similar corporate transaction.
Amendment and Termination
The ESPP Administrator, in its sole discretion, may amend, suspend or terminate the 2025 ESPP at any time and, in the event of a termination of the 2025 ESPP, may terminate all outstanding offering periods (and return each participant’s account balance to the participant) or allow outstanding offering periods to expire in accordance with their terms. The 2025 ESPP will continue in effect until terminated by the ESPP Administrator.
Federal Income Tax Consequences
The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the 2025 ESPP, based on federal income tax laws in effect on the date of this proxy statement/prospectus. The exact federal income tax treatment of options under the 2025 ESPP will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.
The 2025 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and, as a result, employees who participate in the 2025 ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the 2025 ESPP at the beginning of an option period or upon its exercise on the exercise date at the end of an option period. Upon the disposition of shares of common stock acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.
If the employee holds shares acquired under the 2025 ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the “statutory holding period”), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the option period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.
If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such “disqualifying” disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.
The Combined Company is not entitled to any deduction with respect to the difference between the fair market value of the common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the Combined Company receives a tax deduction for any ordinary income recognized by the participant (subject to the requirement of reasonableness and the satisfaction of the tax reporting obligations). Any ordinary income that is required to be recognized will not be subject to income or payroll tax withholding.
New Plan Benefits
The benefits that will be received by or allocated to eligible employees under the 2025 ESPP cannot be determined at this time because the amount of payroll deductions contributed to purchase shares of Combined Company common stock under the 2025 ESPP is entirely within the discretion of each participant (subject to the limitations discussed above).
Required Vote
The affirmative vote of a majority of votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the ESPP Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the ESPP Proposal. Abstentions and broker non-votes, if any, will have no effect on the ESPP Proposal.
The Merger is not conditioned upon the approval of the ESPP Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the ESPP Proposal.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE ESPP PROPOSAL.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL
General
The Pulmatrix board of directors currently consists of five members. In accordance with the terms of the Pulmatrix Charter and Pulmatrix Bylaws, the Pulmatrix board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:
•	the Class II director is Richard Batycky, Ph.D., whose term will expire at the Pulmatrix Special Meeting to be held in 2025;
•	the Class III directors are Michael J. Higgins and Anand Varadan, whose term will expire at Pulmatrix’s annual meeting of stockholders to be held in 2026; and
•	the Class I directors are Todd Bazemore and Christopher Cabell, M.D., whose terms will expire at Pulmatrix’s annual meeting of stockholders to be held in 2027.
Upon the expiration of the term of a class of the Pulmatrix board of directors, any director in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.
The Pulmatrix Charter and Pulmatrix Bylaws provide that the authorized number of directors shall be fixed from time to time by the Pulmatrix board of directors and may be changed only by resolution adopted by a majority of the Pulmatrix board of directors. Pulmatrix Bylaws also provide that the Pulmatrix directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the voting rights of the shares of capital stock then entitled to vote in an annual election of directors, and that any vacancy on the Pulmatrix board of directors, including a vacancy resulting from an increase in the size of the Pulmatrix board of directors, may be filled only by vote of a majority of its directors then in office.
The Pulmatrix board of directors has nominated Richard Batycky, Ph.D., for election as a Class II director at the Pulmatrix Special Meeting. Mr. Batycky is currently a director and has consented to continue to serve as a director if elected. If Mr. Batycky becomes unable or unwilling to serve, however, the proxies may be voted for a substitute nominee selected by the Pulmatrix board of directors.
Pulmatrix stockholders should understand, however, that if the Merger is consummated, the approval of the director nominee named in the Director Election Proposal will only have an effect until the completion of the Merger because the composition of the Pulmatrix board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. Following the Merger, the Combined Company board of directors will consist of seven members, six of whom have been designated by Cullgen: Ying Luo, Ph.D., Thomas Eastling, Yue Xiong, Ph.D., Claire Weston, Ph.D., Maxwell Kirkby, and Feng Tian, Ph.D., and one of whom has been designated by Pulmatrix and agreed to by Cullgen, Peter Ludlum. All of Pulmatrix’s current directors are expected to resign from their positions as directors of Pulmatrix, effective as of the Closing.
Required Vote
The nominee for Class II director who receives a plurality of the votes cast “FOR” their election by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Director Election Proposal will be elected. “Plurality” means that the individual who receives the highest number of votes cast “FOR” is elected as director. Broker non-votes, if any, and votes that are withheld will not be counted as votes cast on the matter and will have no effect on the outcome of the election. Stockholders do not have cumulative voting rights for the election of directors.
The Merger is not conditioned upon the election of the director nominee named in the Director Election Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of the director nominee named in the Director Election Proposal. However, if the nominee is unable to serve or for good cause will not serve as a director, the proxies will be voted for the election of such substitute nominee as the Pulmatrix board of directors may designate.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE
DIRECTOR NOMINEE NAMED IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 7 — THE AUDITOR RATIFICATION PROPOSAL
General
At the Pulmatrix Special Meeting, Pulmatrix will ask its stockholders to ratify the appointment by the Pulmatrix Audit Committee of CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm for the fiscal year ending December 31, 2025, provided that Ernst & Young Hua Ming LLP is expected to be appointed for the Combined Company for the fiscal year ending December 31, 2025 if the Merger is completed. CBIZ CPAs P.C. (formerly Marcum LLP) has served as Pulmatrix’s independent registered public accounting firm since 2015.
The Pulmatrix Audit Committee is solely responsible for selecting Pulmatrix’s independent registered public accounting firm for the fiscal year ending December 31, 2025. Stockholder approval is not required to appoint CBIZ CPAs P.C. as Pulmatrix’s independent registered public accounting firm. However, the Pulmatrix board of directors believes that submitting the selection of CBIZ CPAs P.C. to Pulmatrix stockholders for ratification is good corporate governance. If Pulmatrix stockholders do not ratify this appointment, the Pulmatrix Audit Committee will reconsider whether to retain CBIZ CPAs P.C.. If the selection of CBIZ CPAs P.C. is ratified, the Pulmatrix Audit Committee, at its discretion, may direct the selection of a different independent registered public accounting firm at any time it decides that such a change would be in the best interest of Pulmatrix and its stockholders.
A representative of CBIZ CPAs P.C. is expected to be present at the Pulmatrix Special Meeting and will have an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from Pulmatrix stockholders.
Required Vote
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Auditor Ratification Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Auditor Ratification Proposal. Abstentions and broker non-votes, if any, will have no effect on the Auditor Ratification Proposal.
The Merger is not conditioned upon the approval of the Auditor Ratification Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Auditor Ratification Proposal.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE
AUDITOR RATIFICATION PROPOSAL, PROVIDED THAT ERNST & YOUNG HUA MING LLP
IS EXPECTED TO BE APPOINTED FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025,
IF THE MERGER IS COMPLETED.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL
If Pulmatrix fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 or 3, Pulmatrix may propose to adjourn the Pulmatrix Special Meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 through 7. Pulmatrix currently does not intend to propose adjournment at the Pulmatrix Special Meeting for Proposal Nos. 4, 5, 6 and 7 if there are sufficient votes to approve Proposal Nos. 1, 2 and 3.
If a quorum is not present at the Pulmatrix Special Meeting, under the Pulmatrix amended and restated bylaws, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the Pulmatrix Special Meeting.
Required Vote
The affirmative vote of a majority of the votes cast by the holders of Pulmatrix common stock present in person or represented by proxy at the Pulmatrix Special Meeting and entitled to vote on the Adjournment Proposal, voting affirmatively or negatively (excluding abstentions and broker non-votes), is required to approve the Adjournment Proposal. Abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.
The Merger is not conditioned upon the approval of the Adjournment Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares “FOR” the Adjournment Proposal.
THE PULMATRIX BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE ADJOURNMENT PROPOSAL.

PULMATRIX’S BUSINESS
Overview
Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. Pulmatrix’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix’s product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes.
Pulmatrix designs and develops inhaled therapeutic products based on its proprietary dry powder delivery technology, iSPERSE™, which enables delivery of small or large molecule drugs to the lungs by inhalation for local or systemic applications. The iSPERSE™ powders are engineered to be small, dense particles with highly efficient dispersibility and delivery to airways. iSPERSE™ powders can be used with an array of dry powder inhaler technologies and can be formulated with a broad range of drug substances including small molecules and biologics. Pulmatrix believes the iSPERSE™ dry powder technology offers enhanced drug loading and delivery efficiency that outperforms traditional lactose-blend inhaled dry powder therapies.
Pulmatrix was incorporated in 2013 as a Delaware corporation.
After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on November 13, 2024, Pulmatrix entered into the Merger Agreement with Cullgen, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Cullgen will survive as Pulmatrix’s wholly-owned subsidiary. The Merger was unanimously approved by the Pulmatrix board of directors, which resolved to recommend approval of the Merger Agreement to Pulmatrix stockholders.
The closing of the Merger is subject to approval by Pulmatrix stockholders and Cullgen stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction, Nasdaq’s approval of the listing of the shares of Pulmatrix common stock to be issued in connection with the Merger, and approval from the China Security Regulatory Commission. If the Merger is completed, the business of Cullgen will continue as the business of the Combined Company. Pulmatrix is currently seeking opportunities to monetize its existing clinical assets.
Pulmatrix’s future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the Merger and any Pulmatrix asset sale (as defined below), will result in Pulmatrix pursuing such a transaction, or that any transactions, if pursued, will be completed on terms favorable to Pulmatrix and its stockholders in the existing Pulmatrix entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, and if the Merger is not consummated, the Pulmatrix board of directors may decide to pursue a dissolution and liquidation of Pulmatrix.
Business Strategy
Pulmatrix’s goal has been to develop breakthrough therapeutic products that are safe, convenient, and more effective than the existing therapeutic products for respiratory and other diseases where iSPERSE™ properties are advantageous.
Pulmatrix’s current pipeline of clinical assets is aligned to this goal and includes iSPERSE™-based therapeutic candidates which target the prevention and treatment of a range of diseases, including CNS disorders and pulmonary diseases. These therapeutic candidates include PUR3100 for the treatment of acute migraine, PUR1800 for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), and PUR1900 for the treatment of ABPA in patients with asthma and in patients with cystic fibrosis (“CF”). Each program is enabled by its unique iSPERSE™ formulation designed to achieve specific therapeutic objectives.
Pulmatrix is exploring opportunities to monetize these clinical assets in connection with the Merger. Continued development of these candidates, if that were to occur, would be contingent on securing additional funding and would require significant expenditures to advance. Thereafter, if development of such product candidates were to be continued and successfully advanced (of which there can be no assurance), it would be necessary to seek and obtain marketing approval to commercialize such product candidates, which could be expected to require the expenditure of significant additional resources and expenses related to regulatory, product sales, medical affairs, marketing, manufacturing and distribution.
Contingent on securing additional funding and continuing development of these candidates, Pulmatrix would expect to continue to incur substantial expenses and operating losses for at least the next several years, as it would:
•
Pursue further clinical studies for PUR3100, an orally inhaled dihydroergotamine (“DHE”) including a Phase 2 clinical study for the treatment of acute migraine. Pulmatrix received Food and Drug Administration (“FDA”) acceptance of its Investigational New Drug Application (“IND”) and a “study may proceed” letter in September 2023, positioning PUR3100 as Phase 2-ready for potential financing or partnership discussions.

Pulmatrix developed PUR3100, an iSPERSE™ formulation of DHE in 2020. Pulmatrix completed GLP toxicology studies in 2021 and 2022. In 2022, Pulmatrix completed a Phase 1 study designed as a double-blinded trial to assess the safety, tolerability, and pharmacokinetics of three dose levels of single doses of inhaled PUR3100 with intravenous (“IV”) placebo, as compared to IV DHE (DHE mesylate injection) with inhaled placebo.
On January 4, 2023, Pulmatrix announced the Phase 1 topline results, indicating that PUR3100 was safe and tolerated with fewer gastrointestinal side effects in all doses compared to IV DHE. PUR3100 showed a five-minute Tmax and Cmax within the targeted therapeutic range for all three doses tested. The Phase 1 study data was presented at the American Headache Society 65th Annual Meeting in June 2023. In May 2024, Pulmatrix announced a peer-reviewed publication of Phase 1 clinical results in the publication Headache: The Journal of Head and Face Pain.
In September 2023, Pulmatrix announced the FDA’s acceptance of an IND application for PUR3100 and receipt of a “study may proceed” letter for a Phase 2 study. The IND includes a Phase 2 clinical protocol where safety and preliminary efficacy of PUR3100 will be investigated in patients with acute migraine.
Based on the rapid systemic exposure in the therapeutic range and the improved side effect profile relative to IV dosing, Pulmatrix believes the PUR3100 formulation of DHE may differentiate from approved DHE products or those in development. If effectiveness is demonstrated, PUR3100 may offer the convenience of being self-administered with a pharmacokinetic profile that may potentially provide rapid onset of action.
•	Pursue partnership or other alternatives to monetize or advance PUR1800, focusing on the development of an orally inhaled kinase inhibitor for treatment of AECOPD.
Pulmatrix completed preclinical safety studies for PUR1800, its iSPERSE™ formulation of RV1162, in 2018 and advanced its formulation and process development efforts to support clinical testing in stable moderate-severe COPD patients. Pulmatrix completed a Phase 1b safety, tolerability, and pharmacokinetics clinical study of PUR1800 for subjects with stable moderate-severe COPD and received topline data from the Phase 1b clinical study in the first quarter of 2022. Pulmatrix analyzed data from the completed Phase 1b clinical study of PUR1800 for AECOPD and presented study results at the American Academy of Allergy, Asthma & Immunology (AAAAI) conference in the first quarter of 2023. The results indicated PUR1800 was safe and well tolerated with no observed safety signals. The topline data, along with the results from chronic toxicology studies, support the continued development of PUR1800 for the treatment of AECOPD and other inflammatory respiratory diseases.
•
Capitalize on Pulmatrix’s proprietary iSPERSE™ technology and its expertise in inhaled therapeutics and particle engineering to identify new product candidates for prevention and treatment of diseases, including those with important unmet medical needs.

To add additional inhaled therapeutics to Pulmatrix’s development pipeline and facilitate additional collaborations, Pulmatrix is leveraging its iSPERSE™ technology and its expertise in inhaled therapeutics and particle engineering to identify potential product candidates.

•	Invest in protecting and expanding Pulmatrix’s intellectual property portfolio and file for additional patents to strengthen its intellectual property rights.
The status of Pulmatrix’s patent portfolio changes frequently in the ordinary course of patent prosecution. As of December 31, 2024, Pulmatrix’s patent portfolio related to iSPERSE™ included approximately 149 granted patents, 19 of which are granted U.S. patents, with expiration dates from 2024 to 2037, and approximately 50 additional pending patent applications in the United States and other jurisdictions. Pulmatrix’s in-licensed portfolio related to kinase inhibitors included approximately 281 granted patents, 33 of which are granted U.S. patents, with expiration dates from 2029 to 2035, and approximately 17 additional pending patent applications in the United States and other jurisdictions. Pulmatrix has national phase applications pending in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, and the United States that cover certain formulations and methods of use relevant to its PUR3100 program.
•	Seek partnerships and license agreements to support the product development and commercialization of Pulmatrix’s product candidates.
In order to advance Pulmatrix’s clinical programs, it may seek partners or licensees in areas of pharmaceutical and clinical development.
•	Position Pulmatrix to be able to consider strategic alternatives.
Continue Pulmatrix’s cost saving measures which have included the wind down of the Phase 2b study for PUR1900 and the assignment of Pulmatrix’s long-term lease of its Bedford facility pursuant to those certain agreements by and between Pulmatrix, MannKind Corporation (“MannKind”) and Cobalt Propco 2020, LLC (the “MannKind Transaction”) to conserve its cash resources as it considers strategic alternatives for Pulmatrix.
iSPERSE™ Technology
Pulmatrix uses simple, safe excipients, including proprietary cationic salt formulations, to create a robust and flexible dry powder platform technology that can accommodate a wide range of drug loads in highly dispersible particles. Pulmatrix’s initial delivery platform emerged from development of iCALM™ (inhaled Cationic Airway Lining Modulators), a non-steroidal anti-inflammatory therapy. The high degree of aerosol efficiency and the density profile of Pulmatrix’s dry powder iCALM™ formulations provided the foundation for its development of iSPERSE™ in 2012, which uses other monovalent and divalent salts.
iSPERSE™ particles are engineered with a small, dense and dispersible profile to exceed the performance of traditional dry powder particles as the iSPERSE™ particles have the dispersibility advantages of porous engineered particles. Pulmatrix believes this results in superior drug delivery compared to traditional oral and injectable forms of treatment for certain diseases. Unlike lactose-blended carrier formulations or low-density particles which disperse poorly, Pulmatrix believes that the iSPERSE™ technology platform offers several potential benefits, achieved through the following technological innovations:
•	Flexible drug loading for delivery of a single microgram to tens of milligrams per dose.
iSPERSE™ particles can be engineered to include concentrations from less than one percent (1%) to greater than eighty percent (80%) active pharmaceutical ingredients (“APIs”), which allows flexibility for dosing both high potency and high-drug load therapeutics.
•	Superior flow rate independent lung delivery without carriers.
The iSPERSE™ technology enables pulmonary delivery independent of lactose or other carriers, which results in significantly greater lung dose at a matched nominal dose of conventional lactose-based formulations. iSPERSE™ formulations are dispersible across a range of flow rates with consistent emitted dose and particle size. Performance across flow rates provides reliable dose delivery across patient populations and reduces patient-to-patient variability.
•	Delivery of macromolecules and biologics.
iSPERSE™ powders can be used with an array of dry powder inhaler technologies and can be formulated with a broad range of therapeutic compounds ranging from small molecules to proteins for both local and systemic drug delivery applications.

•	Homogenous combinations of multiple drugs.
iSPERSE™ creates homogenous particles including excipients and API, which allow for the consistent delivery of multiple APIs in a product. Pulmatrix has successfully formulated iSPERSE™-based products with dual and triple API combinations.
•	Strong safety profile.
Current iSPERSE™ products and planned clinical-stage products to be formulated in iSPERSE™ are supported by robust preclinical safety profiles. iSPERSE™ excipients include those with inhalation precedent and those that are generally regarded as safe by other routes of administration.
Therapeutic Candidates
PUR3100
In 2020, Pulmatrix developed PUR3100, the iSPERSE™ formulation of DHE, for the treatment of acute migraine. Currently DHE is only available as subcutaneous, intravenous infusion or intranasal delivery. If approved for commercialization, PUR3100 has the opportunity to be the first orally inhaled DHE treatment for acute migraine and be an alternative to other acute therapies. Given the oral inhaled route of delivery, PUR3100 is anticipated to provide relief from the rapid onset of migraine symptoms and provide a favorable tolerability profile.
Competition and Market Opportunities
The American Migraine Foundation estimates that at least 39 million people in the United States and 1 billion people worldwide live with migraine, but because many people are not diagnosed or do not receive the treatment they need, the actual number may be higher. Current treatments for migraine include oral, intranasal, IV or subcutaneous formulations of triptans, DHE, and calcitonin gene-related peptide (“CGRP”) antagonists (gepants). Studies show that people with migraines are underdiagnosed, undertreated, and experience substantial decreases in functioning and productivity, which translates into diminished quality of life for individuals, and financial burdens to patients, healthcare systems, and employers. All current treatments are limited by incomplete efficacy and/or intolerability. Therefore, development of additional treatments for acute migraine is warranted.
DHE has been shown to be effective in the treatment of migraine and, in particular, hard to treat migraines, such as menstrual migraine, migraine upon awakening, and severe migraine. Utilization of DHE has been limited due to its poor oral bioavailability, requiring IV, subcutaneous or intranasal dosing. IV dosing generally requires administration in a healthcare setting and may result in nausea and vomiting. Hence, its use has generally been limited to patients with intractable or medication-overuse migraine. Intranasal dosing with DHE, including Migranal (Bausch Health US LLC), approved in December 1997, and Trudhesa (Impel NeuroPharma, Inc.), approved by the FDA in September 2021, have been poorly adopted due to incomplete efficacy and intolerability of nasal inhalation in patients during a migraine.
There is precedent for an orally inhaled DHE therapy. MAP Pharmaceuticals, Inc. developed MAP0004, also known as Levadex or Semprana, a liquid suspension formulation of DHE, designed to be dosed via a pMDI inhalation device. Their published data indicate a safe and well tolerated formulation with rapid onset and long-lasting efficacy that compared favorably to existing treatments. Development of MAP0004 led to a new drug application (“NDA”) but was halted after multiple complete response letters from the FDA citing Chemistry, Manufacturing and Controls (“CMC”) issues related to dose uniformity and stability issues. Regardless of the failure of MAP0004, the efficacy and tolerability of the formulation reported by MAP Pharmaceuticals provides proof of concept for an orally inhaled DHE formulation. PUR3100, the iSPERSE™ formulation planned by Pulmatrix, is anticipated to deliver DHE to the lung with efficacy and tolerability that compares favorably with MAP0004, while avoiding the device-related issues of MAP0004 by delivering PUR3100 as an iSPERSE™ dry powder.
Pulmatrix believes that an iSPERSE formulation of DHE can provide the positive rapid onset and long-lasting efficacy seen in the MAP0004 data by enabling a similar pharmacokinetic profile while eliminating the manufacturing and device issues which led to the MAP0004 FDA complete response letters.
Vectura Inc. is developing an orally inhaled powder formulation of DHE for the acute treatment of migraines in adults. Vectura completed a Phase 1 clinical trial in 2024, with results pending. To the best of Pulmatrix’s knowledge, there are no other orally inhaled DHE formulations currently in development or on the market. Migranal and Trudhesa are the two currently FDA approved intranasal formulations of DHE. Satsuma Pharmaceuticals, a subsidiary of Shin Nippon Biomedical Laboratories (“Satsuma”), has developed a dry powder formulation of DHE for intranasal dosing and has completed two Phase 3 clinical studies (ClinicalTrials.gov: NCT03901482 and NCT04940390). Despite failure of both clinical studies to achieve primary endpoints, Satsuma filed an NDA in the first quarter of 2023 based on post-hoc analysis showing benefit in secondary endpoints. In January 2024, the FDA declined to approve the treatment, citing manufacturing concerns. Satsuma resubmitted its NDA in November 2024.
Non-Clinical Development
A total of three 14-day GLP toxicology studies have been completed with PUR3100 to support single-dose clinical studies. Pulmatrix is planning to conduct a chronic toxicology study to support long-term dosing. Based on discussions with the FDA, this would complete the non-clinical requirements to support an NDA.
Clinical Development
Pulmatrix’s interactions with the FDA have indicated that, in addition to the planned Phase 2 and Phase 3 studies, long-term safety should be assessed in a minimum of one hundred patients for six months of dosing and fifty patients for twelve months of dosing. The FDA also confirmed that it will be necessary to perform a safety study administering PUR3100 to otherwise healthy patients with asthma before an NDA is submitted.
On September 26, 2022, Pulmatrix announced the completion of patient dosing in a Phase 1 clinical study, performed in Australia. The study design was a double-dummy, double-blinded trial to assess the safety, tolerability, and pharmacokinetics of three dose levels of single doses of inhaled PUR3100 with IV placebo, as compared to IV DHE (DHE mesylate injection) with inhaled placebo. This study may also provide preliminary comparative bioavailability data to support the use of the 505(b)(2) pathway for marketing authorization. Twenty-six healthy subjects were enrolled and each of the four groups contained at least six subjects.
On January 4, 2023, Pulmatrix announced topline results. Pulmatrix presented the Phase 1 study data at the American Headache Society 65th Annual Meeting in June 2023. The study showed that PUR3100 achieved peak exposures in the targeted therapeutic range and time to maximum concentration occurred at five minutes after dosing at all dosing levels. The PUR3100 dose groups also showed a lower incidence of nausea and no vomiting compared to observations of nausea and vomiting in the IV administered DHE dose group.
Based on the rapid systemic exposure in the therapeutic range and the improved side effect profile relative to IV dosing, Pulmatrix believes the PUR3100 formulation of DHE may differentiate from approved DHE products or those known to be in development. If effectiveness is demonstrated, PUR3100 may offer the convenience of being self-administered with a pharmacokinetic profile that may potentially provide rapid onset of action.
In September 2023, Pulmatrix announced that the FDA accepted the PUR3100 IND and the receipt of a “study may proceed” letter for the clinical study: “A Phase 2, Multicenter, Randomized, Double-Blind, Placebo-Controlled, Single Event Study to Evaluate the Safety, Tolerability, and Efficacy of PUR3100 (Dihydroergotamine Mesylate Inhalation Powder) in the Acute Treatment of Migraine”. Pulmatrix anticipates that this Phase 2 clinical study will initiate once financing or partnership arrangements have been made.
On May 15, 2024, Pulmatrix announced publication of, “Safety, tolerability, and pharmacokinetics of a single orally inhaled dose of PUR3100, a dry powder formulation of dihydroergotamine versus intravenous dihydroergotamine: A Phase 1 randomized, double-blind study in healthy adults” in the peer-reviewed publication Headache: The Journal of Head and Face Pain.
Pulmatrix believes that in this trial, PUR3100 demonstrated the potential for rapid pain relief and improved DHE tolerability versus IV DHE. With a Tmax of 5 minutes and a Cmax in the therapeutic window for all doses tested, Pulmatrix believes that PUR3100 has the potential to address an unmet need for acute migraine sufferers and is pursuing different options to advance PUR3100 into a Phase 2 clinical trial to further investigate its promising profile in treating acute migraine.
The completed Phase 1 study demonstrated optimal pharmacokinetics and improved tolerability of PUR3100 compared to IV DHE. The Phase 1 trial was a randomized, double-dummy, double-blinded design to assesses the safety, tolerability, and pharmacokinetics (PK) of three dose groups treated with inhaled PUR3100 with intravenous (IV) placebo, compared to a single dose of IV DHE (DHE mesylate injection) with inhaled placebo in healthy volunteers. All doses of PUR3100 were generally well tolerated with a lower incidence of nausea (21% vs. 86%), vomiting (0% vs. 29%), and headache (16% vs. 57%) compared to IV DHE. The PK profile of

PUR3100 versus IV DHE was characterized by a similar mean time to Cmax (5 vs. 5.5 min), with reduced AUC0–2h (1120–4320 vs. 6340), and a lower Cmax (3620–14,400 vs. 45,000). All doses of PUR3100 were associated with mean Cmax above the minimum level required to achieve efficacy (1000 pg/mL).
PUR1800
Reduced responsiveness to corticosteroids represents an important barrier to effective treatment of COPD and AECOPD and provides a clear rationale to seek novel medicines to treat these respiratory diseases. In addition, current treatments generally fail to treat the underlying source of the AECOPD, in particular when a viral or bacterial infection is the cause, which occurs in approximately 80% of exacerbations. RV1162, the active ingredient of PUR1800, is a novel, potent anti-inflammatory that inhibits the phosphorylation of a narrow spectrum of kinases. In pre-clinical studies, RV1162 demonstrated direct anti-inflammatory activity in a model of viral induced respiratory inflammation. RV1162 also demonstrated a reduction in corticosteroid-resistant inflammatory responses in a model of cigarette smoke induced inflammation. These findings suggested that RV1162 has the potential to deliver effective anti-inflammatory outcomes in corticosteroid-resistant patients while also reducing the underlying source of inflammation in an exacerbation, such as a viral and/or bacterial respiratory infection.
Clinical studies conducted by RespiVert/Janssen with RV1162 formulated as a lactose blend for inhalation demonstrated that the molecule was well tolerated for up to 14 days of dosing in patients with COPD. Analysis of sputum collected from patients with COPD treated with RV1162 showed reduced levels of p38 phosphorylation in sputum cells and decreases in the number of neutrophils recovered in sputum after 12 days of dosing. These findings suggest that inhalation of RV1162 may confer anti-inflammatory benefits after a short dosing regimen. Long-term toxicology studies with RV1162 as a lactose blend suggested that this formulation was not suitable for chronic dosing.
Based upon the clinical results generated by RespiVert/Janssen for RV1162 and the anticipated benefits of an iSPERSE™ formulation of RV1162, Pulmatrix entered into a License, Development and Commercialization Agreement with RespiVert Ltd. (“RespiVert”), a wholly owned subsidiary of Janssen Biotech, Inc. on June 9, 2017. RespiVert granted Pulmatrix an exclusive, royalty-bearing license in a portfolio of narrow spectrum kinase inhibitor compounds (“NSKI”). Pulmatrix subsequently formulated RV1162 into PUR1800 for development as a potential therapy for AECOPD.
Competition and Market Opportunities
There are 18 million moderate-to-severe episodes of AECOPD in the United States each year. AECOPD are sudden onset increases in symptoms, including increased dyspnea, sputum purulence and volume, and wheezing, coughing, and shortness of breath that require medical intervention and can lead to hospitalization. The occurrence of an exacerbation greatly increases the likelihood of a further exacerbation within the following 6 months and creates a significant financial burden to healthcare systems.
Steroids are standard of care for moderate-to-severe acute exacerbations, which occur across all patient severity types. Pulmatrix believes a substantial unmet need exists in AECOPD for those patients with underlying infection and/or steroid resistance. Acumapimod (BCT-197) is an oral p38 MAP kinase inhibitor being developed by Mereo BioPharma. BCT-197 completed Phase 2 development as first-line therapy for severe AECOPD. In April 2019, Mereo BioPharma announced completion of an end of Phase 2 meeting with the FDA and stated the company is continuing discussions with potential partners for BCT-197. Pulmatrix is not aware of any further progress in either clinical development or partnership efforts on this product. A generic version of roflumilast, a phosphodiesterase inhibitor approved by the FDA for use in managing COPD exacerbations, became available in 2022.
Non-Clinical Development
Pulmatrix conducted two 28-day GLP toxicology studies in rats and dogs. Results from the two GLP toxicology studies supported the potential for PUR1800 to improve lung exposure, with reduced lung accumulation, as compared to RV1162 as a lactose blend formulation, suggesting potential for chronic dosing.
Toxicology studies in rats and dogs, with durations of six and nine months, respectively, were then completed. The data from both studies demonstrated that PUR1800 is safe and well tolerated with chronic dosing, with no progression of findings from 28-day studies. Pulmatrix believes this indicates potential for chronic dosing of PUR1800, within the safety margin identified, enabling Pulmatrix to explore PUR1800 therapy for chronic respiratory diseases such as steroid resistant asthma, COPD, or idiopathic pulmonary fibrosis. While the program is currently in development for treatment of AECOPD, these positive toxicology study results could expand potential indications and value of the program.

Clinical Development
Pulmatrix completed a Phase 1b safety, tolerability, and pharmacokinetics of PUR1800 for patients with stable moderate-severe COPD. Topline data was delivered in the first quarter of 2022 and presented at the American Academy of Allergy, Asthma and Immunology conference in the first quarter of 2023.
The clinical study, performed at the Medicines Evaluation Unit in Manchester, UK, was a randomized, three-way crossover double-blind study with 14 days of daily dosing, which included placebo and one of two doses of PUR1800, and included a 28-day follow-up period after each treatment period. A total of 18 adults with stable COPD were enrolled. Safety and tolerability, as well as systemic pharmacokinetics (“PK”) were evaluated.
PUR1800 was well tolerated and there were no observed safety signals. The PK data indicate that PUR1800 results in low and consistent systemic exposure when administered via oral inhalation. The topline data, along with the results from chronic toxicology studies, support the continued development of PUR1800 for the treatment of AECOPD and other inflammatory respiratory diseases. These data will inform the design of a potential Phase 2 study in the treatment of AECOPD.
PUR1900
PUR1900 is Pulmatrix’s iSPERSE™ inhaled formulation of itraconazole, an antifungal drug commercially available as an oral drug. Pulmatrix developed PUR1900 for the prevention and treatment of fungal infections and allergic/hypersensitivity reactions to fungus in patients with severe lung disease, including those with asthma and CF. On January 28, 2020, PUR1900 received Fast Track designation from the FDA for the treatment of ABPA. Aspergillus colonization and infections are likely underdiagnosed and occur frequently in patients of all ages. Colonization and infection with Aspergillus can lead to clinical disease with differing severities and complications depending on the immune status of the host. Invasive aspergillosis is a frequently fatal disease that occurs in patients that are typically immune suppressed as a result of treatment for hematologic cancers or immunosuppression prior to solid organ transplantation. In patients with asthma and CF, Aspergillus can cause chronic infections that may be associated with worsening disease and larger declines in lung function than patients without infection. A subset of patients with asthma and CF with Aspergillus colonization and/or infection develop ABPA, which is a complex hypersensitivity reaction to fungal antigens. ABPA is a disease resulting in mucus production, wheezing, pulmonary infiltrates, worsening bronchiectasis, and fibrosis of the lung.
In patients with both asthma and CF, ABPA is commonly treated with oral steroids to treat inflammation and with oral antifungals to reduce fungal infection. The inhalation administration of a drug affords direct delivery of the drug to the infected parts of the lung, maximizing the dose to the affected sites and minimizing systemic exposure to the rest of the body where it could cause dose-limiting side effects. Therefore, treatment of lung infections by direct administration of anti-infective products to the lung may improve both the safety and efficacy of treatment compared to systemic administration by other routes, as well as improving patient convenience as compared to oral and injectable forms of the treatment. Pulmatrix believes that local lung delivery by inhalation of its iSPERSE™ formulation could provide convenient, effective and safe management of the debilitating and often life-threatening lung infections that are not currently addressed by inhaled therapies.
Competition and Market Opportunities
Current treatments of pulmonary fungal infections highlight the limitations of oral or intravenous anti-infective treatments for lung infections. Itraconazole is one of the most commonly prescribed therapies for treating Aspergillus infections in patients with asthma and CF. Itraconazole is available commercially as Sporanox® in both a capsule and oral solution form. Itraconazole is metabolized in the liver by CYP3A4 and coadministration with a large number of drugs is contraindicated due to the potential for severe drug-drug interactions.
Pulmatrix has demonstrated that PUR1900 achieves higher local lung itraconazole concentrations with lower systemic exposure relative to oral dosing, thus allowing for the potential to improve upon both the efficacy and safety profiles observed with oral itraconazole. Furthermore, administration by inhalation reduces the exposure of the drug in the rest of the body, which may be beneficial in reducing systemic side effects and the risk of potentially toxic drug-drug interactions.
There is precedent for both dry powder and nebulized inhaled anti-infective therapy to address specific pulmonary infections in patients which demonstrates potential utility of inhaled drug delivery and market opportunity. Mylan currently markets TOBI Podhaler for treatment of Pseudomonas aeruginosa infection in the

United States and Teva markets inhaled colistin, Colobreathe, for the same infection in Europe. Insmed currently markets Amikacin Liposome Inhalation Suspension (Arikayce) in the United States for the treatment of lung disease caused by a group of bacteria, Mycobacterium avium complex in a limited population of patients with the disease who do not respond to conventional treatment (refractory disease). There are currently no products specifically approved for treatment of ABPA, however, there are several inhaled antifungal agents currently under development for the treatment of invasive aspergillosis or ABPA. Treatments under development for invasive aspergillosis include PC945, a novel azole antifungal being developed by Pulmocide as a liquid for nebulization, and a dry powder formulation of voriconazole being developed by TFF Pharmaceuticals. In principle, development of an orally inhaled antifungal for the treatment of invasive aspergillosis could also be effective for ABPA but would require additional clinical studies in the target patient population. Zambon has also developed a dry powder formulation of voriconazole for the treatment of ABPA and completed a Phase 1 study in the third quarter of 2020. However, no additional development has since been reported. Regeneron Pharmaceuticals is currently running a clinical trial with Dupilumab (NCT04442269) for the treatment of ABPA in asthma. This trial, which is focused on prevention of exacerbations in individuals with at least one or more severe respiratory exacerbations, completed in February 2024 and is pending results.
New methods to detect Aspergillus infection in sputum have improved the sensitivity of diagnosis and clinical appreciation for these infections. Pulmonary Aspergillus infections affect approximately 14 million patients worldwide according to the Global Action Fund for Fungal Infections (Improving Outcomes for Patients with Fungal Infections across the World: A Road Map for the Next Decade). The majority of these cases occur in patients with asthma who have allergic disease and also include invasive Aspergillus infections that are associated with a high rate of mortality in immunocompromised patients. Pulmatrix believes that PUR1900 compares favorably to the products discussed above and has the potential to generate substantial value based on treating and preventing pulmonary fungal infections in multiple patient populations.
Clinical Development
Pulmatrix completed a Phase 1/1b clinical study in 2018, wherein PUR1900 appeared to be safe and well tolerated in healthy normal volunteers (Parts 1 and 2) and in patients with asthma (Part 3). In Part 3 of the Phase 1/1b clinical study, following a single dose of PUR1900, the pharmacokinetics (“PK”) analysis of sputum samples demonstrated approximately 70-fold higher maximum lung concentration of itraconazole following inhalation of PUR1900 compared to oral Sporanox® (Janssen Pharmaceuticals) despite inhaling only one-tenth the dose of itraconazole (20 mg) relative to the dose of oral Sporanox® (200 mg). Lung exposure, as measured by sputum induction and analysis, was approximately 50-fold higher and plasma exposure was approximately 85-fold lower following inhalation of 20 mg of PUR1900 compared to 200 mg of oral Sporanox®. All endpoints from the Phase 1/1b clinical study were successfully met.
Successful completion of the Phase 1/1b clinical study enabled Pulmatrix to initiate a Phase 2 clinical study in 2019, entitled: “A Randomized, Double-Blind, Multicenter, Placebo-Controlled, Phase 2 Study to Evaluate the Safety, Tolerability, and Pharmacokinetics of Itraconazole Administered as a Dry Powder for Inhalation (PUR1900) in Adult Asthmatic Patients with ABPA.” This clinical study was terminated in July 2020 due to the impact of the COVID-19 pandemic on patient enrollment and clinical study conduct. The completion of a 6-month inhalation toxicology study in dogs in 2020 enabled the conduct of a new Phase 2b clinical study.
The new Phase 2b study included a 16-week dosing regimen and exploration of potential regulatory approval endpoints. Pulmatrix dosed the first patient during the first quarter of 2023. In January 2024, pursuant to the Third Amendment (as defined herein), Pulmatrix announced plans to stop patient enrollment at 8 subjects in this study, effective immediately, and to terminate the study as soon as reasonably possible between the date of the Third Amendment and July 30, 2024. Pulmatrix completed all Phase 2b wind down activities within the third quarter of 2024. As such, Pulmatrix no longer bears further financial responsibility for the commercialization and development with respect to the Product in the Cipla Territory, with such commercialization and development expenses of the Product in the Cipla Territory to be borne at Cipla’s sole cost and expense after January 6, 2024.
Pulmatrix’s partner Cipla has continued clinical development outside the United States and has advised Pulmatrix that they have completed their Phase 2 study in India. Should Cipla successfully market PUR1900 outside the United States, Pulmatrix will receive 2% royalties on any potential future net sales by Cipla outside the United States. Within the United States, Pulmatrix and Cipla will seek to monetize PUR1900 for indications where an orally inhaled antifungal may provide a therapeutic benefit or fulfill an unmet medical need.

Business Development
PUR3100
Pulmatrix is currently exploring opportunities to monetize PUR3100.
In September 2023, Pulmatrix announced the FDA’s acceptance of an IND application for PUR3100 and receipt of a “study may proceed” letter for a Phase 2 study. The IND includes a Phase 2 clinical protocol where safety and preliminary efficacy of PUR3100 will be investigated in patients with acute migraine.
PUR1800
Pulmatrix is currently exploring opportunities to monetize PUR1800.
Pulmatrix completed a Phase 1b safety, tolerability, and pharmacokinetics clinical study of PUR1800 for subjects with stable moderate-severe COPD and received topline data from the Phase 1b clinical study in the first quarter of 2022. Pulmatrix analyzed data from the completed Phase 1b clinical study of PUR1800 for AECOPD and presented study results at the American Academy of Allergy, Asthma & Immunology (AAAAI) conference in the first quarter of 2023. The results indicated PUR1800 was safe and well tolerated with no observed safety signals. The topline data, along with the results from chronic toxicology studies, support the continued development of PUR1800 for the treatment of AECOPD and other inflammatory respiratory diseases.
PUR1900
Pulmatrix is currently exploring opportunities to monetize PUR1900 within the United States.
On April 15, 2019, Pulmatrix entered into a Development and Commercialization Agreement (the “Cipla Agreement”) with Cipla for the co-development and commercialization, on a worldwide, except for the Cipla Territory defined below, exclusive basis, of PUR1900, Pulmatrix’s inhaled iSPERSE™ drug delivery system (the “Product”) enabled formulation of the antifungal drug itraconazole, which is only available as an oral drug, for the treatment of all pulmonary indications, including ABPA in patients with asthma. Pulmatrix entered into an amendment to the Cipla Agreement on November 8, 2021 (the “Second Amendment”) and a subsequent amendment on January 6, 2024 (the “Third Amendment”). All references to the Cipla Agreement herein refer to the Cipla Agreement, as amended. The Cipla Agreement will remain in effect in perpetuity, unless otherwise earlier terminated in accordance with its terms.
Pursuant to the Third Amendment, all development and commercialization activities with respect to the Product in all markets other than the United States (the “Cipla Territory”) will be conducted exclusively by Cipla at Cipla’s sole cost and expense, and Cipla shall be entitled to all profits from the sale of the Product in the Cipla Territory, except that Pulmatrix will receive 2% royalties on any potential future net sales by Cipla outside the United States.
Also pursuant to the Third Amendment, Pulmatrix and Cipla stopped patient enrollment for the ongoing Phase 2b clinical study. Pulmatrix agreed that during the period commencing on January 6, 2024 and ending July 30, 2024 (the “Wind Down Period”), it would complete all Phase 2b activities, assign or license all patents to Cipla and their registration with the appropriate authorities in the Cipla Territory, complete a physical and demonstrable technology transfer and secure all data from the Phase 2b study for inclusion in the safety database for the Cipla Territory.
For the duration of the Wind Down Period, Pulmatrix and Cipla were each responsible for 60% and 40%, respectively, of their Direct Costs. Pulmatrix shared all other development costs with Cipla that are not Direct Costs, such as the cost of clinical research organizations, manufacturing costs and other third-party costs, on a 50/50 basis. Reimbursements from Cipla to Pulmatrix for these costs were subject to a maximum reimbursement amount as approved by the joint steering committee.
Pulmatrix completed all Phase 2b wind down activities within the third quarter of 2024. As such, Pulmatrix no longer bears further financial responsibility for the commercialization and development with respect to the Product in the Cipla Territory, with such commercialization and development expenses of the Product in the Cipla Territory to be borne at Cipla’s sole cost and expense after January 6, 2024. Pulmatrix will receive 2% royalties on any potential future net sales by Cipla outside the United States. Within the United States, Pulmatrix and Cipla will seek to monetize PUR1900, Pulmatrix’s inhaled iSPERSE™ formulation of the antifungal drug itraconazole for indications where an orally inhaled antifungal may provide a therapeutic benefit or fulfill an unmet medical need.

Intellectual Property
Patents and Patent Applications
Pulmatrix protects its intellectual property by filing and advancing patent applications and maintaining granted patents on its iSPERSE™ platform technology and in-licensed kinase inhibitors, which includes claims to compositions of matter and methods of use for its PUR3100, PUR1800, PUR1900 and other programs, as well as manufacturing processes, devices and packaging relevant to its iSPERSE™ platform and product candidates.
The status of Pulmatrix’s patent portfolio changes frequently in the ordinary course of patent prosecution. As of December 31, 2024, Pulmatrix’s patent portfolio related to iSPERSE™ included approximately 149 granted patents, 19 of which are granted U.S. patents, with expiration dates from 2024 to 2037, and approximately 50 additional pending patent applications in the United States and other jurisdictions. Pulmatrix’s in-licensed portfolio related to kinase inhibitors included approximately 281 granted patents, 33 of which are granted U.S. patents, with expiration dates from 2029 to 2035, and approximately 17 additional pending patent applications in the United States and other jurisdictions. Pulmatrix has national phase applications pending in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, and the United States that cover certain formulations and methods of use relevant to its PUR3100 program.
There can be no assurance that the patent applications will be granted. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Pulmatrix files, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. In the future, if and when Pulmatrix’s products receive FDA approval, it expects to apply for patent term extensions on patents covering those products. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. Pulmatrix plans to seek patent term extensions to extend the patent coverage of any of its products that received regulatory approval in any jurisdiction where these extensions are available. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with Pulmatrix’s assessment on whether such extensions should be granted, and if granted, the length of such extensions.
The patent positions of biotechnology companies like Pulmatrix are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, Pulmatrix may not obtain or maintain adequate patent protection for any of its product candidates. Pulmatrix cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that Pulmatrix holds may be challenged, circumvented or invalidated by third parties.
Trade Secrets
Pulmatrix also relies on trade secret protection of its confidential and proprietary information, including the iSPERSE™ technology. Although Pulmatrix takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees, consultants and others, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Pulmatrix’s trade secrets or disclose its technology. Thus, Pulmatrix may not be able to meaningfully protect its trade secrets. It is Pulmatrix’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Pulmatrix. These confidentiality agreements provide that all confidential information concerning Pulmatrix’s business or financial affairs developed or made known to the individual during the course of the individual’s relationship with Pulmatrix must be kept confidential and not disclosed to third parties except in specific circumstances. Pulmatrix’s confidentiality agreements with its employees also provide that all inventions conceived by the employee in the course of employment with Pulmatrix or from the employee’s use of its confidential information are Pulmatrix’s exclusive property.

Manufacturing
Pulmatrix does not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of its product candidates. Pulmatrix has historically maintained small-scale production capabilities and performed early process development for its product candidates to produce the quantities necessary to conduct preclinical studies of its investigational product candidates. Pulmatrix does not have, and does not currently plan to acquire or develop, the facilities or capabilities to manufacture bulk drug substance or drug product for use in human clinical studies. Pulmatrix relies on CMOs and third-party contractors to manufacture drug substance and drug product required for its clinical studies. Pulmatrix expects to continue to rely on CMOs to manufacture drug substances and drug products under the appropriate cGMP conditions to perform clinical studies for the foreseeable future. Pulmatrix also contracts with CMOs for the labeling, packaging, storage and distribution of investigational drug products. These arrangements allow Pulmatrix to maintain a more flexible infrastructure while focusing its expertise on researching and developing its products.
Pulmatrix expects to continue to rely on contract manufacturers to produce sufficient quantities of its product candidates in accordance with the appropriate cGMPs for the pertinent phase of clinical trials. cGMP compliance includes strict adherence to regulations for quality control, quality assurance, and the maintenance of records and documentation. The manufacturing facilities that manufacture Pulmatrix’s approved drug products, if any are approved in the future, must comply with the FDA’s cGMP regulation requirements and have acquired FDA or other regulatory approval for the manufacturing of Pulmatrix’s commercial products. Pulmatrix’s contract manufacturers may also be subject to inspections of facilities by regulatory authorities to ensure compliance with applicable regulations. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. Pulmatrix has little or no direct control over its manufacturers’ compliance with these regulations and standards. Failure to comply with applicable regulatory requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. These actions could have a material impact on the availability of products.
Suppliers
Pulmatrix also relies on third-party contract manufacturers to supply the APIs that are used to formulate its therapeutic candidates. Pulmatrix places purchase orders with different contract manufacturers for the APIs required for PUR3100, PUR1800 and PUR1900. Pulmatrix additionally relies on third-party vendors to supply raw materials for its APIs and drug products.
Research and Development
For years ended December 31, 2024 and 2023, Pulmatrix spent approximately $7.2 million and $15.5 million, respectively, on research and development activities.
Government Regulation
Pharmaceutical companies are subject to extensive regulation by national, state and local agencies, such as the FDA, in the United States and the European Medicines Agency in Europe. The manufacture, distribution, marketing, and sale of pharmaceutical products are subject to government regulation in the United States and various foreign countries. Additionally, in the United States, Pulmatrix must follow rules and regulations established by the FDA requiring the presentation of data indicating that its products are safe and efficacious and are manufactured in accordance with cGMP regulations. If Pulmatrix does not comply with applicable requirements, Pulmatrix may be fined, the government may refuse to approve Pulmatrix’s marketing applications or allow it to manufacture or market its products, and Pulmatrix may be criminally prosecuted. Pulmatrix and its manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. Pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act, and the United States government has increased its enforcement activity regarding illegal marketing practices domestically and internationally.
These regulatory requirements impact Pulmatrix’s operations and differ from one country to another, such that securing the applicable regulatory approvals of one country does not imply the approval of another country. However, securing the approval of a more stringent body, e.g., the FDA, may facilitate receiving the approval by a regulatory authority in a different country where the regulatory requirements are similar or less stringent. The approval procedures involve high costs and are manpower intensive and usually extend over many years and require highly skilled and professional resources.
FDA Approval Process
The steps required to be taken before a new drug may be marketed in the United States generally include:
•	Completion of preclinical laboratory and animal testing;
•	The submission to the FDA of an IND application, which must be evaluated and found acceptable by the FDA before human clinical trials may commence;
•	Performance of adequate and well-controlled human clinical trials in accordance with FDA’s IND regulations to establish the safety and efficacy of the proposed drug for its intended use; and
•	Submission and approval of an NDA.
Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, what types of patients may enter the study, schedules of tests and procedures, drugs, dosages, and length of study, as well as the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND application and, subsequently adhered to in conducting clinical trials, if the IND application is accepted.
In all the countries that are signatories of the Helsinki Declaration, the prerequisite for conducting clinical trials on human subjects is securing the preliminary approval of the competent authorities of that country to conduct medical experiments on human subjects in compliance with the other principles established by the Helsinki Declaration.
The clinical testing of a product candidate (also commonly referenced as a “drug product candidate” or a “therapeutic product candidate”) generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. A fourth, or post approval, phase may include additional clinical studies. The phases are generally as follows:
Phase 1. In Phase 1 clinical studies, the product is tested in a small number of patients with the target condition or disease or in healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the product candidate in humans, side effects associated with increasing doses, and, in some cases, to gain early evidence on efficacy. The number of participants included in Phase 1 studies is generally in the range of 20 to 80.
Phase 2. In Phase 2 studies, in addition to safety, the sponsor evaluates the efficacy of the product candidate on targeted indications to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks. Phase 2 studies typically are larger than Phase 1 but smaller than Phase 3 studies and may involve several hundred participants.
Phase 3. Phase 3 studies typically involve an expanded patient population at geographically-dispersed test sites. They are performed after preliminary evidence suggesting effectiveness of the product candidate has been obtained and are designed to further evaluate clinical efficacy and safety, to establish the overall benefit-risk relationship of the product candidate and to provide an adequate basis for a potential product approval. Phase 3 studies usually involve several hundred to several thousand participants.
Phase 4. Phase 4 clinical trials are post-marketing studies designed to collect additional safety data as well as potentially expand a product indication. Post marketing commitments are required of, or agreed to by, a sponsor after the FDA has approved a product for marketing. These studies are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as Phase 4 post-approval or post marketing commitments. Failure to promptly conduct Phase 4 clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

Clinical trials must be conducted in accordance with the FDA’s good clinical practices (“GCP”), requirements. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. In addition, to support an IND or an application for marketing approval with the FDA, clinical studies conducted outside of the United States must conform with GCP requirements. An institutional review board (“IRB”) generally must approve the clinical trial design and patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.
As a product candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA would generally increase as clinical studies progress. Pulmatrix and the third-party manufacturers on which it relies for the manufacture of its product candidates and their respective components (including the API) are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.
Assuming completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the product candidate is submitted to the FDA in the form of an NDA, requesting approval to market the product for one or more indications, together with payment of a user fee, unless waived. An NDA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, control and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the product candidate for its intended use to the satisfaction of the FDA.
If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act (the “PDUFA”), the FDA’s goal is to complete its initial review and respond to the applicant within twelve months of submission, unless the application relates to an unmet medical need in a serious or life-threatening indication, in which case the goal may be within eight months of NDA submission. However, PDUFA goal dates are not legal mandates and FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the applicant.
After the FDA evaluates the NDA and inspects manufacturing facilities where the drug product and/or its API will be produced, it will either approve commercial marketing of the drug product with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include Phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug.

If the FDA approves one of Pulmatrix’s therapeutic candidates, Pulmatrix will be required to comply with a number of post-approval regulatory requirements. Pulmatrix will also be required to report, among other things, certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of its products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record keeping requirements. If Pulmatrix seeks to make certain changes to an approved product, such as certain manufacturing changes, it will need FDA review and approval before the change can be implemented. For example, if Pulmatrix changes the manufacturer of a product or its API, the FDA may require stability or other data from the new manufacturer, which will take time and is costly to generate, and the delay associated with generating this data may cause interruptions in its ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA, Pulmatrix may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.
Pulmatrix relies, and expects to continue to rely, on third parties for the manufacture of clinical and future commercial, quantities of its therapeutic candidates. Future FDA and state inspections may identify compliance issues at these third-party facilities that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Many of the foregoing could limit the commercial value of an approved product or require Pulmatrix to commit substantial additional resources in connection with the approval of a product. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of its products under development.
Section 505(b)(2) New Drug Applications
As an alternate path for FDA approval of new indications or new formulations of previously approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA. Section 505(b)(2), was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication.
The Hatch-Waxman Amendments permit the applicant to rely upon certain published nonclinical or clinical studies conducted for an approved product or the FDA’s conclusions from prior review of such studies. The FDA may require companies to perform additional studies or measurements to support any changes from the approved product. The FDA may then approve the new product for all or some of the labeled indications for which the reference product has been approved, as well as for any new indication supported by the NDA. While references to nonclinical and clinical data not generated by the applicant or for which the applicant does not have a right of reference are allowed, all development, process, stability, qualification and validation data related to the manufacturing and quality of the new product must be included in an NDA submitted under Section 505(b)(2).
To the extent that the Section 505(b)(2) applicant is relying on the FDA’s conclusions regarding studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the reference product has expired. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized.
Orphan Drug Designation
The Orphan Drug Act of 1983 (the “Orphan Drug Act”) encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive Orphan Drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval. In limited circumstances, the FDA may approve a competing product if the product shows clinical superiority over a product with orphan drug designation exclusivity.
Foreign Regulation
In addition to regulations in the United States, Pulmatrix will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its products. Whether or not Pulmatrix obtains FDA approval for a product, it must obtain approval by the comparable regulatory authorities of foreign countries before it can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.
Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat acquired immunodeficiency syndrome, cancer, neurodegenerative disorders or diabetes and optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. Abridged applications for the authorization of generic versions of drugs authorized by European Medicines Agency can be submitted to the European Medicines Agency through a centralized procedure referencing the innovator’s data and demonstrating bioequivalence to the reference product, among other things. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.
Reimbursement
In the United States and other countries, sales of any products for which Pulmatrix receives regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors, including government payors, managed care providers, private health insurers and other organizations. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Without adequate coverage and reimbursement from third-party payors, patients and providers are unlikely to use or prescribe any products for which Pulmatrix receives regulatory approval for commercial sale and may not enable Pulmatrix to realize an appropriate return on its investment in research and product development may not be available for Pulmatrix’s products.
The passage of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MMA”) sets forth requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of Pulmatrix’s products. The MMA also introduced a new reimbursement methodology. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

More recently, the Inflation Reduction Act of 2022 requires, among other things, the Secretary of the U.S. Department of Health and Human Services to negotiate the price of a set number of high Medicare spend drugs starting in 2026, requires rebates from manufacturers who increase their drug prices above inflation, and makes several changes to the Medicare Part D benefit that will increase manufacturer liability for drug costs previously borne by the government and beneficiaries under the program.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.
Pulmatrix expects that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While Pulmatrix cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on Pulmatrix’s business, financial condition and profitability.
Compliance with Environmental Laws
Compliance with applicable environmental requirements during the years ended December 31, 2024 and 2023 has not had a material effect upon Pulmatrix’s capital expenditures, earnings or competitive position.
Employees
As of May 1, 2025, Pulmatrix had two full-time employees, both of whom were engaged in full-time administrative activities. None of Pulmatrix’s employees are represented by any collective bargaining unit. Pulmatrix believes that it maintains good relations with its employees.
Properties
Pulmatrix has a virtual company and does not lease or own any physical space. Pulmatrix maintains a mailing address at 945 Concord Street, Suite 1217, Framingham, MA 01701.
Pulmatrix assigned its previous lease, for its previous headquarters in Bedford, Massachusetts, during the third quarter of 2024 to MannKind Corporation.
Available Information
Pulmatrix is subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, Pulmatrix files periodic reports, proxy statements and other information with the SEC. Pulmatrix makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports on its website at www.pulmatrix.com as soon as reasonably practicable after those reports and other information is electronically filed with, or furnished to, the SEC.

CULLGEN’S BUSINESS
Overview of Cullgen’s Business
Cullgen is a clinical-stage biopharmaceutical company focused on the discovery and development of targeted protein degrader therapies designed to improve the lives of patients suffering from critical conditions such as pain, cancer and inflammation. Cullgen has created a portfolio of highly selective targeted protein degrader product candidates designed to potently and efficiently eliminate therapeutically relevant proteins in patients. By leveraging its expertise in targeted protein degraders, Cullgen believes its product candidates have many distinct advantages over other therapeutic modalities, including higher selectivity, improved therapeutic profile and avoidance of known toxicities. Cullgen’s lead product candidate, CG001419, is an oral pan-tropomyosin receptor kinase (“TRK”) degrader that is currently being studied in a Phase 1 trial in healthy volunteers with the intended indication of acute post-operative pain and in a Phase 1 trial for the treatment of solid tumors. Both trials are currently enrolling patients. Cullgen expects to report data from the Phase 1 trial in healthy volunteers in the fourth quarter of 2025 and complete enrollment for the dose escalation portion of the Phase 1 trial in patients with solid tumors in the second quarter of 2025. Cullgen’s second product candidate, CG009301, is a GSPT1 degrader being studied in a Phase 1 trial for the treatment of blood cancers, including relapsed/refractory acute myeloid leukemia (“AML”), higher-risk myelodysplastic syndrome and acute lymphoblastic leukemia. In addition to CG001419 and CG009301, Cullgen is also progressing a number of preclinical programs, including certain partnered programs, targeting indications within oncology and inflammatory diseases.
Through the use of targeted protein degraders, Cullgen seeks to expand the drug design paradigm beyond functional site inhibition. Traditionally, small molecule drugs have been designed to modulate the functional sites of proteins and block their activity. Cullgen believes that small molecule-mediated selective protein targeting represents an unprecedented opportunity in drug discovery to eliminate previously “undruggable” enzymes and proteins. This approach presents several advantages over traditional drug discovery strategies, including:
•	enabling a high degree of target specificity that can be rapidly validated in cells or tissues by proteomic analysis;
•	providing for the potential to reduce systemic drug exposure because of the lower doses generally required of targeted protein degraders due to their catalytic mechanism of action;
•
enabling the application to target proteins that are not currently therapeutically tractable, such as transcription factors, scaffold and other non-enzyme regulatory proteins, because the approach is not limited or directed to the functional sites of enzymes; and

•	providing for the potential to deliver the drug activity to selective tissues or organs based on the tissue- or organ-expression of the recruited E3 ligase.
CG001419 is an orally bioavailable targeted protein degrader broadly targeting the TRK family of proteins. Cullgen is initially developing CG001419 as a non-opioid alternative for pain management and as a treatment for various indications within oncology. Cullgen chose TRK proteins as its lead target because of its important physiological role in regulating the development, survival and function of neurons. Both third-party genetic evidence from humans and Cullgen’s in vivo animal models demonstrated that inactivation of TRK proteins results in an inability to sense certain types of pain, such as inflammatory pain, neuropathic pain and nociceptive, or noxious physical pain. TRK proteins also act as oncogenic drivers when mutated or rearranged, leading to uncontrolled cell growth and tumor development. In Cullgen’s preclinical studies, CG001419 demonstrated selective TRK protein degradation with favorable pharmacological and safety properties. Cullgen believes that CG001419 may translate into improved clinical outcomes over the current standard-of-care agents in each of the indications it is pursuing.
Cullgen is currently enrolling patients in two Phase 1 clinical trials of CG001419. The first trial is an open-label Phase 1a dose escalation trial in healthy volunteers is being held in Australia. Cullgen expects to enroll approximately 70 patients in this trial and expects to report initial results from this trial in the fourth quarter of 2025. Pending positive data from this Phase 1a trial, Cullgen plans to use the findings to support an Investigational New Drug (“IND”) application and determine the recommended Phase 2 dose for Cullgen’s planned proof-of-concept trial in post-bunionectomy patients. The second trial is a Phase 1a dose escalation trial for patients with solid tumors. Cullgen is currently enrolling patients and expects to complete enrollment in the second quarter of 2025.
Cullgen’s second product candidate, CG009301, is a highly selective targeted protein degrader targeting GSPT1 for the treatment of cancer, with development initially focused on hematologic malignancies. GSPT1 is a protein translation termination factor and its survival plays a vital role in cancer cell proliferation. Rapidly proliferative hematologic cancers such as leukemia, including AML and acute lymphoblastic leukemia, and high-risk myelodysplastic syndrome rely on GSPT1 to maintain the integrity of protein translation during periods of growth and oncogenesis. These tumors are highly sensitive to GSPT1 depletion, which leads to impaired protein translation, activation of the integrated stress response and TP53-independent cell death. Cullgen initiated a Phase 1 dose escalation trial of CG009301 in patients with high-risk hematologic malignancies in April 2025.
In addition to CG001419 and CG009301, Cullgen is also advancing discovery programs for various oncology and inflammatory disease indications, including its development-stage Degrader-Antibody-Conjugate (“DAC”) program. In the DAC program, a targeted protein degrader payload is attached to an antibody via a chemical linker in order to harness the pinpoint specificity of an antibody to deliver the payload to a targeted cell, in a manner similar to an Antibody-Drug-Conjugate (“ADC”). Cullgen believes its DAC program approach may minimize off-target toxicity and potentially improve patient outcomes.
Cullgen also continues to pursue the development of novel E3-ligand-based targeted protein degraders, which was the founding premise of the Company, in conjunction with its current programs. Proteins known as E3 ligases drive intracellular protein degradation by covalently modifying target proteins with ubiquitin and thus marking them for disposal. Once so modified, these proteins are then destined for degradation and removal by the cellular proteosome complex. Nearly all first-generation targeted protein degrader therapies utilize either the cereblon (“CRBN”) or von Hippel-Lindau (“VHL”) E3 ligase protein. However, like many other E3 ligases, CRBN and VHL are not functionally essential in humans. Tumor cells therefore have the capacity to mutate or to turn off the expression of the genes encoding these ligases, rendering the corresponding degraders ineffective. Cullgen believes that targeted protein degraders that are dependent on ligases that are overexpressed in cancers have the potential to lead to improvements in both efficacy and safety.
Cullgen is led by an experienced team of drug discovery and development experts with decades of experience in intracellular protein degradation, translational medicine, and clinical development. Cullgen was founded by Yue Xiong, Ph.D., Professor Emeritus of the University of North Carolina at Chapel Hill and Endowed Professor Jian Jin, Ph.D., of the Icahn School of Medicine at Mount Sinai, who are pioneers in the field of the ubiquitin-proteasome system and targeted protein degraders. Since Cullgen’s inception, Cullgen has raised over $115 million in equity capital from leading investors including GNI Japan, HSG (formerly Sequoia China), Highlight Capital and AZ-CICC Healthcare Investment Fund.
Cullgen’s Strengths
Cullgen’s vision is to apply its expertise in targeted protein degraders to develop therapies with the potential to deliver transformational benefits. Cullgen believes that its vision is supported by the following strengths:
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CG001419 for Pain – Cullgen’s TRK degrader for pain is being developed as a non-opioid oral medicine to target acute post-operative pain by disrupting nociception and is currently being evaluated in a Phase 1 clinical trial in Australia.

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CG001419 for Cancer – Cullgen’s TRK degrader for cancer is being developed as a selective, clinically active oral TRK degrader for the treatment of adult cancer patients with neurotrophic TRK gene abnormalities. It is being evaluated in a Phase 1 clinical trial in China.

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CG009301 for Cancer – Cullgen’s GSPT1 degrader is being developed to treat patients with recurrent or refractory high-risk hematologic malignancies including AML and acute lymphoblastic leukemia. Phase 1 dosing commenced in April 2025 in China.

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Founding team. Cullgen was established through the combined expertise of Yue Xiong, Ph.D., and Jian Jin, Ph.D., who conducted pioneering research in intracellular protein degradation carried out by the ubiquitin-proteasome system. Their scientific insights were complemented by the entrepreneurial skills of the leadership team at the GNI Group, a publicly traded company in Japan, including Ying Luo, Ph.D., its President and CEO. Each of these founders serves on the Cullgen board of directors. Dr. Xiong, who serves as Cullgen’s Chief Scientific Officer, is an author of over 200 peer-reviewed scientific publications that have been cited more than 60,000 times, focused on the mechanisms of cell proliferation, cancer metabolism, E3 ubiquitin ligases and cancer development. Dr. Luo serves as CEO of Cullgen and Thomas Eastling as CFO.

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Employees dedicated to company mission. Cullgen assembled a world-class team of experts in drug discovery and development who are all committed to bringing novel targeted protein degrader therapeutics to patients. This commitment is evidenced by the fact that most of the management team has been with Cullgen since shortly after its founding in 2018.

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Focus on early clinical proof-of-concept and safety. Cullgen’s business model focuses on advancing a broad pipeline of product candidates into pivotal clinical trials. To help ensure that the resources it dedicates to these trials are focused on the product candidates that are most likely to succeed, Cullgen is conducting its ongoing Phase 1 trials in China and Australia to reduce expenses. Cullgen aims to secure regulatory approvals for its product candidates in various global jurisdictions. The company believes that by minimizing the resources required for this process, it can assess a greater number of product candidates than would otherwise be feasible.

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Robust platform to continue to expand pipeline. Cullgen’s investment in the uSMITE™ (ubiquitin-mediated small molecule induced target elimination) platform provides the opportunity to rapidly generate a portfolio of differentiated next generation targeted protein degrader product candidates featuring novel E3 ligands. Cullgen intends to use this capability to grow its internal pipeline as well as to obtain non-dilutive funding through licensing of specific programs.

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Resource efficiency. Cullgen has facilities in both the United States and in Shanghai. This dual site structure provides Cullgen with the ability to attract high quality employees in both countries while taking advantage of the financial attractiveness associated with conducting research in China. Cullgen has raised more than $115 million through several rounds of private financing.

Cullgen’s Strategy
Cullgen was founded to bring the therapeutic benefits of targeted protein degraders to patients. Cullgen’s well-balanced investment strategy has led to the generation of three clinical stage programs and a rich pipeline of early-stage assets created based on a platform technology designed to provide long-term sustainability. A summary of Cullgen’s strategy for success is as follows:
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Assess the potential of CG001419 for the treatment of pain. Cullgen believes that the safety and tolerability data observed to date with CG001419 in the ongoing Phase 1 solid tumor trial provide support for its development for the treatment of pain (see Figure 10 below). Although previous third party clinical trials have demonstrated targeting TRK has the potential to alleviate pain, previous attempts to clinically modulate TRK activity have encountered safety and tolerability issues that have impaired their development. Cullgen believes that CG001419 can overcome these challenges because it is able to selectively degrade TRK protein, thus avoiding the challenge of selectively targeting TRK through inhibition of its kinase activity. Cullgen expects to report data from its Phase 1a trial in post-operative pain in the fourth quarter of 2025.

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Advance development of CG001419 in oncology. Cullgen believes that CG001419 has the potential to transform the treatment of cancers with alterations in TRK. The approval of TRK inhibitors for the treatment of tumors containing TRK fusions validates TRK as an oncology target with a well precedented mechanism of action from third party clinical trials; however, tumors with certain genetic variations of TRK, including drug-induced resistance mutations, are less sensitive to these inhibitors. The targeted protein degrader mechanism of CG001419 is designed to target TRK variants without a loss of potency. Cullgen anticipates advancing CG001419 into a dose expansion trial in TRK altered solid tumors in the third quarter of 2025.

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Develop CG009301 for the treatment of hematologic malignancies. CG009301 is a selective degrader of GSPT1, which Cullgen believes has differentiated properties from GSPT1 degraders that competitors have advanced into clinical development. Specifically, Cullgen has observed that CG009301 is well-tolerated at efficacious doses in its preclinical models. Cullgen initiated a Phase 1 trial of CG009301 in patients with advanced hematologic malignancies in April 2025.

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Expand the potential of targeted protein degraders through ligands that function through novel E3 ligases. Cullgen is a leader in addressing the opportunity presented by the vast universe of E3 ligases that are not currently addressed by pharmacologic agents. Through its uSMITE™ platform, Cullgen has generated selective ligands to a prioritized subset of these E3 ligases, which Cullgen believes provides the potential to generate a portfolio of product candidates that are diversified by targets, chemistries and biologic roles from existing targeted protein degraders.
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Expand its portfolio of wholly owned product candidates. Cullgen intends to expand its portfolio of product candidates through investments in its internal drug discovery programs. Cullgen’s discovery stage programs include programs based on ligands to novel E3 ligases discovered through the uSMITE™ platform and programs based on DACs, exemplified by a promising prostate cancer program.

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Seek strategic partnerships to optimize investments in research and development. As Cullgen’s product candidates and platform technologies continue to advance, Cullgen plans to opportunistically seek partnerships to maximize their value. An early example of this strategy is the collaboration established with Astellas which serves to validate investments in uSMITE™ while providing financial support.

Targeted Protein Degrader Background
Targeted protein degraders are an emerging class of molecules that have the potential to redirect the cell’s endogenous mechanism for disposing of unwanted proteins to dramatically broaden the universe of druggable targets. Targeted protein degraders are small molecules that redirect the cell’s protein degradation machinery to destroy disease-causing proteins. Targeted protein degraders work by binding and bringing the target protein into physical proximity of a component of the degradation machinery called an E3 ubiquitin ligase. This ligase then leads to the covalent modification of the target protein by adding chains of ubiquitin molecules that marks it for destruction. See Figure 1 below.

Cullgen's Targeted
Protein Degrader
Disease Causing Protein
Ubiquitin
E2 Ligase
E3 Ligase Complex

Figure 1. A targeted protein degrader brings a disease causing protein into close proximity to an E3 ligase which marks the protein for destruction through the covalent attachment of ubiquitin

There are a number of potential advantages to protein degraders compared to therapeutics based on other mechanisms:
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Targeted protein degradation opens up large classes of proteins, such as transcription factors, that are not typically amenable to direct inhibition with small molecules. Targeted degradation of proteins does not require the presence of a functional site in the target proteins, such as an active site in enzyme proteins or a ligand binding site in cell surface receptors. Any protein with a pocket where small molecules can bind tightly can be brought to the E3 ligase and subsequently destroyed.

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Targeted protein degraders lead to a target’s destruction via a catalytic mechanism, rather than transiently inhibiting or activating their targets, which results in prolonged and potent destruction of the disease-causing target proteins.

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The activity of targeted protein degraders depends on the expression of the E3 ligase to which targeted protein degraders bind and recruit target proteins, thereby delivering the drug activity in a manner depending on the E3 expression in certain tissues and reducing the toxicity.

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Targeted protein degraders are small molecules that have the potential to be administered orally or intravenously. They can also be coupled to biologics to drive tissue targeting or to alter their pharmacokinetics.

There are two broad classes of targeted protein degraders: monovalent degraders and bivalent degraders. Monovalent degraders induce conformational changes in a component of the E3 ligase complex that results in direct interactions between the targeted disease protein and the E3 ligase complex. Targeted protein degraders of this class are sometimes referred to as molecular glues. Bivalent degraders are composed of bivalent molecules in which one domain binds to a component of the E3 ligase complex and another domain binds to the target protein. The two domains of these proteolysis-targeting chimeras are joined by a chemical linker. Unlike monovalent degraders, bivalent degraders do not require direct interactions between their targets and the E3 ligase complex, an attribute which greatly expands the number of disease proteins that can be targeted.
Three monovalent degraders have been approved by FDA for the treatment of multiple myeloma: thalidomide, originally marketed by Celgene as Thalomid®; lenalidomide, originally marketed by Celgene as Revlimid®; and pomalidomide, originally marketed by Celgene as Pomalyst®. These drugs function by bringing together an E3 ligase protein known as CRBN and their target proteins. Once bound to CRBN, these target proteins are tagged with ubiquitin for degradation, which eliminates their function until replacement proteins can be resynthesized by the cell. More than a dozen bivalent degraders have entered clinical trials, with the most advanced currently in phase 3 development.
Multiple biopharmaceutical companies are currently attempting to develop therapeutics that drive targeted degradation of potential therapeutic targets. These efforts include both monovalent and bivalent degraders.

Cullgen’s Clinical and Preclinical Pipeline
Cullgen’s pipeline comprises two product candidates, CG001419 and CG009301, as shown below. Cullgen’s lead product candidate, CG001419, is an oral pan-TRK degrader that is currently being studied in a Phase 1 trial for the treatment of acute post-operative pain and in a Phase 1 trial for the treatment of solid tumors. Cullgen’s second product candidate, CG009301, is a GSPT1 degrader being studied in a Phase 1 trial for the treatment of blood cancers, including relapsed/refractory acute myeloid leukemia (“AML”), higher-risk myelodysplastic syndrome and acute lymphoblastic leukemia. Assuming the Combined Company has $74.6 million in cash, cash equivalents and marketable securities following the closing of the Merger based on the unaudited pro forma condensed combined balance sheet as of December 31, 2024, Cullgen anticipates that the Combined Company will have sufficient cash to fund its operating plan into the second half of fiscal year 2026. Cullgen believes this will allow the Combined Company to complete the planned Phase 2a clinical trial of CG001419 for the treatment of acute post-operative pain. Any further development of CG001419 or CG009301 will require additional funding, which may not be available to the Combined Company on reasonable terms, or at all. See Cullgen’s audited consolidated financial statements for more information.

(1)
Cullgen is also progressing a number of preclinical programs, including a degrader-antibody conjugate (DAC) for the treatment of prostate, lung and bladder cancers and a cell cycle protein degrader utilizing proprietary Cullgen E3 ligands for the treatment of breast cancer and multiple solid tumors, which is in partnership with Astellas.

Cullgen’s Clinical Programs
CG001419, a TRK targeted protein degrader
CG001419 is an orally available targeted protein degrader discovered by Cullgen that is designed to target for degradation and eliminate all three members of the TRK protein family, TRKA, TRKB and TRKC. In their normal role, these proteins serve as key receptors for nerve cell development and survival. In some cancers, genetic rearrangements have created fusions to these proteins, superseding their normal function and instead making them drive untrammeled cancerous cell growth. CG001419 was designed to bring TRK together with CRBN to drive TRK’s degradation. The dose escalation phase of a Phase 1 trial of CG001419 in patients with refractory solid tumors is ongoing, after which Cullgen expects to advance the trial into a dose expansion phase. A second Phase 1 trial in healthy volunteers commenced in January 2025 with the intent of advancing development of CG001419 for the treatment of acute post-operative pain.

Degradation driven by CG001419
CG001419 is a potent degrader of a TRK gene fusion protein known as TPM3-TRKA that is present in KM12 colorectal cancer cells. In a company-sponsored in vitro assay, KM12 cells were incubated with serially diluted CG001419 at 0.5, 1, 2, 4, 8, 16, or 32 nM. Cells were collected and lysed for immunoblotting after a 4-hour treatment. Data showed that a concentration of approximately 0.8 nM of CG001419 led to degradation of half of the TPM3-TRKA fusion protein. See Figure 2.

Figure 2. CG001419 is a potent TRK degrader
Degradation of TRK by CG001419 in cells was rapid. Confirmation that CG001419 functions through the E3 ligase and proteasome pathway was obtained through the ability of inhibitors of this pathway to block TRK degradation. Cullgen found that CG001419 was highly selective for all three members of the TRK protein family, TRKA, TRKB and TRKC, based on a proteomic study. In a screen for CG001419 activity run on 468 kinases and 86 receptors, only one other protein, ALK, showed any significant degradation by CG001419 when it was dosed at 50 nM.
CG001419 was well tolerated in multiple species and no significant weight loss was observed when CG001419 was dosed repeatedly in mice or dogs over a period of four weeks. See Figure 3.

Figure 3. CG001419 was well tolerated in mice and dogs
CG001419 for the treatment of cancers with TRK alterations
Targeted therapy is a precision medicine approach for the treatment of cancer based on molecular and genetic profiling of tumor cells. This profiling can identify specific tumor-growth-driving proteins and pathways that cancer cells become dependent upon due to underlying gene-level and protein-level alterations in the cells such as mutations, gene amplifications and overexpression. The goal of targeted therapy is to deliver pharmaceuticals that block the action of these proteins and pathways. There are a number of genetic alterations that involve TRK genes, but only a small fraction involving gene fusions are addressable by current therapies. Cullgen believes that targeted degradation of TRK may provide the opportunity to expand the treatment of solid tumors to include patients beyond those with TRK gene fusions.
The role of TRK in oncology
TRK genes code for kinases, which are enzymes that are responsible for driving growth and intracellular signaling in healthy cells and are frequently mutated in ways that lead to excessive growth in tumors. Alterations in the genes that encode each of the three TRK proteins have been identified in various tumor types. Some of the alterations in the genes for TRK found in various tumors that lead to cancer are genetic rearrangements that result in the creation of so-called chimeric fusion proteins. When the genetic rearrangements happen, unrelated genes are fused to the gene for TRK, resulting in the creation of a TRK protein whose signaling activity is always on. This, in turn, drives runaway cell proliferation. TRK fusions are rare, being found in less than 1% of solid tumors; however, these fusions are common in certain specific rare cancers, including mammary secretory carcinoma, mammary analogue secretory carcinoma of the salivary gland, congenital infantile fibrosarcoma and high-grade non-brainstem pediatric gliomas, which raises the likelihood that therapeutics directed against TRK fusions could be effective in those cancers.
TRK fusions are not the only type of TRK gene alterations observed in tumors. Other alterations, such as point mutations and splice variants, as well as aberrant expression patterns, such as overexpression, have been reported in tumors as associated with colorectal cancer, lung cancer, breast cancer, melanoma and AML. Up to 14% of all patients have tumors with other alterations in TRK such as gene amplifications, overexpression and mutations. Combined, these alterations have been found more frequently than TRK fusions in tumors. See Figure 4. Cullgen believes that these more frequently occurring alterations could also be targeted by TRK-specific therapies.

Figure 4. TRK gene fusions represent a small fraction of TRK gene alterations
Three inhibitors of the kinase activity of TRK have been approved by the FDA: larotrectinib, marketed by Bayer as Vitrakvi®; entrectinib, marketed by Genentech as Rozlytrek®; and repotrectinib, marketed by Bristol-Myers Squibb as Augtyro®. All three of these targeted kinase inhibitor drugs are approved to treat tumors with TRK fusions that are refractory to other therapies. Both entrectinib and repotrectinib are also approved to treat tumors with fusions to the cancer-associated gene ROS1, which encodes a protein kinase outside of the TRK family.
In a published third-party summary of patients with TRK fusion-positive solid tumors, 13% of patients treated with larotrectinib achieved a complete response and an additional 62% achieved a partial response. This same publication reported a 7.4% complete response rate and a 50% partial response rate with entrectinib. However, the disease progressed in most patients as they developed resistance to either larotrectinib or entrectinib. Repotrectinib, which was approved in mid-2024 for the treatment of tumors with TRK fusions, was specifically designed to treat both resistant and non-resistant TRK fusions. Half of patients with resistance to a TRK inhibitor who were subsequently treated with repotrectinib achieved a partial response but the median duration of response was less than ten months.
Cullgen’s solution, CG001419
Cullgen believes that CG001419 has a number of advantages over TRK inhibitors and that these advantages have the potential to lead to significant benefits including:
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Expanded profile. Unlike TRK inhibitors, which are only approved for the treatment of patients with tumors with TRK fusions, Cullgen’s preclinical results suggest that CG001419 has the potential to treat tumors that have alterations in TRK that include resistance mutations, point mutations, splice variants, as well as aberrant expression patterns, such as overexpression. As the frequency of these alterations are far more common than TRK fusions, Cullgen believes that there is the potential for CG001419 to treat a broad set of tumors.

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Improved tolerability. A common liability of kinase inhibitors, including those that target TRK, is that they typically bind to the active site of the enzyme which is also the portion of the protein that is most highly conserved among all kinases. This leads to challenges in obtaining highly specific inhibitors. The specificity of CG001419 for degradation of protein kinases is higher than that reported for TRK inhibitors. Cullgen believes that the high specificity of CG001419 can reduce the likelihood of toxicities associated with inhibition of non-TRK proteins.

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Limited CNS exposure. CG001419 has been shown in Cullgen’s in vivo studies to have limited penetration into the brain. Cullgen believes that limiting the ability to degrade TRK in the central nervous system may improve tolerability without sacrificing the ability of CG001419 to exert its antitumor effects.

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Catalytic activity. Protein degraders act catalytically to deplete their targets from the cell. Once a target protein has been marked for degradation, the protein degrader molecule is no longer required to be bound to the target and is available to degrade more target molecules. By contrast, conventional drugs, such as kinase inhibitors, only function when complexed to their target. Upon dissociation from a target molecule, that target molecule reverts to its uninhibited state. Although the inhibitor is able to bind to other target molecules, the number of inhibited target molecules is limited by the quantity and potency of the inhibitor.

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Potential for extended intracellular inactivation. Unlike target inhibition, which can be reversed upon dissociation of an inhibitor, target degradation removes the target from the cell. The target can be replaced only by synthesis of a new molecule. Because this process is much slower than the dissociation of a non-covalent inhibitor-target interaction, there is the potential for prolonged suppression of the activities of the target. Cullgen believes that this property may alleviate the need for constant exposure of tumor cells to CG001419 to achieve potent antitumor activity.

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Potential to avoid withdrawal pain as a common side effect. Withdrawal pain has been a well identified side effect in cancer patients treated with TRK inhibitors upon stopping the drugs due to side effects or disease progression. In the ongoing Phase 1 trial of CG001419 in patients with solid tumors, there have been no reports of withdrawal pain as of the most recent interim data cutoff date of April 27, 2025.

Preclinical activity of CG001419
In Cullgen’s head-to-head preclinical studies, targeted degradation of TPM3-TRKA fusion protein in the KM12 cell line with CG001419 resulted in cell killing with a potency that was roughly equivalent to that of both larotrectnib and entrectinib. See Figure 5.

Figure 5. CG001419 had potent cytotoxicity activity against the KM12 cell line expressing a TPM3-TRKA fusion
Unlike entrectinib, however, CG001419 led to potent cell killing of KM12 cells that expressed a TRKA inhibitor resistant mutation. While entrectinib potency was much lower against cells expressing this mutation, repotrectinib has potent cytotoxicity, consistent with its clinical activity against tumors that had progressed after prior kinase inhibitor treatment. See Figure 6.

Figure 6. CG001419 was able to kill cancer cells expressing a TRK-inhibitor resistant fusion protein
A key differentiator of CG001419 to TRK inhibitors is its ability to treat TRK alterations in addition to gene fusions. An example of this is the ability of CG001419 to kill NIH3T3 cells engineered to overexpress TRKA, TRKB or TRKC. The overexpression of these proteins drives the proliferation of the engineered cells and sensitizes them to CG001419. Importantly, NIH3T3 cells that do not overexpress TRK are almost 100-fold less sensitive to CG001419 than cells that overexpress TRKA. See Figure 7.

Figure 7. CG001419 has potent cytotoxic activity against cells that overexpress TRK
CG001419 treatment of both KM12 xenograft and TRK-fusion patient-derived xenografts led to complete inhibition of tumor growth and, in some cases, complete tumor remission. See Figure 8.

Figure 8. In vivo antitumor activity with CG001419

Phase 1/2 clinical trial
A Phase 1/2 trial of CG001419 is ongoing in China. The Phase 1a portion of the trial involves dose-escalation in patients with refractory solid tumors to evaluate the safety and tolerability of CG001419. Cullgen expects to enroll up to 24 patients in the Phase 1b dose expansion portion of the trial, which is planned to evaluate antitumor activity of two dose levels in patients with TRK gene alterations, including gene fusions, kinase resistant mutations and other mutations and TRK overexpression. Once a Phase 2 recommended dose is established, dosing is planned in a basket trial to evaluate CG001419 in subgroups of patients with tumors bearing various TRK alterations. See Figure 9.

Figure 9. Design of the ongoing CG001419 Phase 1/2 trial in oncology
No serious drug-related adverse events have been reported in the cohorts of patients for which data is available, as of the most recent interim data cutoff date of April 27, 2025. There have been no observed cases of withdrawal pain, a common side effect of TRK inhibitors. There have been only two instances of dizziness, considered to be a class effect of TRK pathway targeting, observed to date. One patient experienced a treatment emergent adverse event of chest tightness and wheezing unrelated to CG001419, which led to drug discontinuation. See Figure 10.

Figure 10. Adverse events reported for patients in the first three cohorts dosed with CG001419 as of April 27, 2025
CG001419 for the treatment of pain
Cullgen is also developing CG001419 as a non-opioid treatment initially for acute pain with subsequent plans to expand into chronic pain. Although opioids are highly effective analgesics, they are associated with a high risk of dependency. The probability of continued opioid use has been shown to rise from 13.5% after eight days of use to 30% after 31 days. An estimated 4% of the adults in the United States suffers from opioid use disorder and 81,806 opioid-involved overdose deaths were reported in 2022. Because of the high risk of dependency, treatment guidelines recommend limiting the use of opioids and direct clinicians to prescribe other analgesics, such as NSAIDs, for many types of acute and chronic pain, which may not be as effective. Only one non-NSAID, non-opioid therapy has been approved by the FDA for the treatment of acute pain in the last 20 years.

The role of TRK in pain
The TRK protein family, comprised of TRKA, TRKB and TRKC, are receptors for factors known as neurotrophins, which regulate the development, survival, and function of neurons. Two of these neurotrophins, nerve growth factor (“NGF”); and brain-derived neurotrophic factor bind to TRK to regulate pain signaling. They impact several types of pain including inflammatory pain, neuropathic pain and nociceptive, or noxious, physical pain. NGF activation of TRKA, for example, upregulates the expression or function of various pain modulators such as transient receptor potential vanilloid 1 substance P, calcitonin gene related peptide and voltage-gated ion channels Nav1.8 and Nav1.9. See Figure 11.

Figure 11. A mechanism for the role of TRK signaling in nociception
In animal models and human subjects, exogenously added NGF has been observed to cause pain. Increased NGF expression has been found in inflamed tissues from patients with conditions such as arthritis, pancreatitis and prostatitis. Levels of NGF are also elevated in animal models of inflammatory pain, and pharmacologic inhibition of the activity of NGF in these models reduces or blocks signs of pain.
Conversely, NGF null mice have a severe loss of sympathetic and sensory neurons, Animals lacking TRKA have a phenotype similar to NGF null mice, underscoring the importance of NGF-TRKA signaling for the development of the neurosensory system. In humans, Hereditary Sensory and Autonomic Neuropathy (“HSAN”) V is caused by mutations in the NGF gene. Patients with HSAN V have impaired ability to sense deep pain and temperature but most other neurological functions are normal. Mutations in the TRKA gene cause a related disorder, HSAN IV, providing strong support for the importance of TRKA signaling in pain sensation.

A historical case illustrates both the attractiveness of TRKA signaling as a target for drug intervention as well as the challenges inherent in this type of intervention. The potential to alleviate pain through inhibition of NGF/TRKA signaling led to the discovery of tanezumab, a humanized IgG2 monoclonal antibody directed against NGF, in the early 2000s by Rinat Pharmaceuticals, who was subsequently acquired by Pfizer in 2006. Treatment with tanezumab led to a dose-dependent reduction in walking pain in a Phase 2 trial of 450 patients with osteoarthritis. Patients received two doses of tanezumab by intravenous administration in this trial: one on day 1 and the second on day 56. By one week after the first administration patients treated with tanezumab reported a mean 25% to 35% decrease in walking pain while the reduction in placebo treated patients was less than 10%. Over the course of the 16 week trial the highest dose of tanezumab led to a mean 45% reduction in pain. See Figure 12.

Dose 1
Dose 2
Mean Change from Baseline over Weeks 1–16
Placebo −15.5±2.6
Tanezumab, 10 μg/kg −32.1±2.5
Tanezumab, 25 μg/kg −36.0±2.5
Tanezumab, 50 μg/kg −31.0±2.6
Tanezumab, 100 μg/kg −42.5±2.5
Tanezumab, 200 μg/kg −45.2±2.6
Change from Baseline
0
−10
−20
−30
−40
−50
−60
Week
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16

Figure 12. A dose-dependent reduction in knee pain while walking was reported with tanezumab
However, this powerful evidence of efficacy did not lead to regulatory approval of tanezumab. While tanezumab was generally well-tolerated, in approximately 3% to 4% of patients, rapidly progressive osteoarthritis, a painful condition associated with increased risk of fractures, was observed. These rates were much higher than observed in placebo or active control arms. The long half-life of tanezumab caused irreversible joint damage to progress even after dosing was stopped. Further development of tanezumab was discontinued as a result of the outcomes of regulatory reviews of tanezumab for the treatment of osteoarthritis pain by the FDA and EMA.
There have also been several TRK inhibitors that have been tested as potential analgesics. In third party preclinical studies, pan-TRK inhibitors such as PF-06273340, have demonstrated activity in several in vivo models of pain. Initial assessment of the analgesic activity by Pfizer of PF-06273340 in humans was conducted in a trial of twenty healthy volunteers who were subjected to a series of tests for detection and tolerance to induced pain. A 400 mg dose of PF-06273340 was shown to be equivalent to that of the ibuprofen positive control against UV light induced pain. However, 25% of volunteers experienced dizziness after a single 400 mg dose of PF-06273340. Development of PF-06273340 has reportedly been discontinued. Dizziness has also been observed as a common side effect of TRK inhibitors in clinical trials in patients with cancer which suggests that this may be a liability that is common to TRK inhibitors. Clinical experience with TRK inhibitors in the treatment of patients with cancer has also identified other side effects associated with longer term dosing that may further limit the potential for TRK inhibitors to be developed as pain therapeutics. These include weight gain, withdrawal pain and paresthesia, which is a burning or prickling sensation that is usually felt in the hands, arms, legs or feet. See Figure 13. Cullgen is unaware of any TRK inhibitors in current clinical trials for the treatment of acute pain.

Figure 13. Common adverse events reported with the use of TRK inhibitors to treat cancer
Cullgen’s solution, CG001419
CG001419 is a TRK protein degrader that Cullgen is developing for the treatment of acute and chronic inflammatory pain, neuropathic pain, and nociceptive pain as well as for the treatment of cancer. In Cullgen’s preclinical models and in early human cancer trials, CG001419 has been generally well-tolerated. Cullgen believes that the selectivity of CG001419, and its differentiated mechanism of action from TRK inhibitors and anti-NGF antibodies, may help it avoid some of the liabilities that have historically hampered the development of TRK inhibitors for the treatment of pain.
Preclinical activity
Consistent with its degradation activity in cancer cells, incubation of cells with CG001419 led to the concentration-dependent selective degradation of TRKA, TRKB and TRKC in neurons derived from human pluripotent embryonal carcinoma NTERA 2 cells. See Figure 14.

Figure 14. In vitro degradation of TRK in human neurons by CG001419
The analgesic activities of CG001419 were assessed in multiple preclinical pain models of acute and chronic pain. In a rat model of acute post-surgical pain, CG001419 was dosed immediately after surgery and then twice daily for four days followed by a single dose on the last day of the study. Three assessments of pain were made each day four to five hours after the morning dose. Treatment with CG001419 led to significantly decreased defensive behavior scores beginning four hours post-surgery and extending until the end of the study. By day four of the study, the defensive scores associated with the highest dose of 45 mg/kg of CG001419 were equivalent to those of the morphine positive control. In the thermal stimulus test, the 45 mg dose of CG001419 performed similarly to morphine at all time points. In the Von Frey test, a test of mechanical sensitivity to pressure created by thin plastic filaments, the 45 mg/kg dose of CG001419 also matched the effect of morphine. Doses of CG001419 as low as 5 mg/kg led to analgesic activity across all three tests in this model compared to placebo control. See Figure 15.

Figure 15. Significant dose-dependent analgesia was observed with CG001419 in a surgical pain model
A well-known preclinical model of osteoarthritis in rats known as the monoiodoacetate (“MIA”) model involves the injection of MIA into the knee joint. The introduction of MIA induces chondrocyte death, bone necrosis and inflammation that mimic features of osteoarthritis in patients. Animals in this model also exhibit symptoms such as increased mechanical sensitivity and limitations on weight bearing with the affected limb that resemble osteoarthritis disease symptoms. Treatment with 20 mg/kg or 40 mg/kg of CG001419 led to significant improvement in the weight bearing test than placebo control. These doses of CG001419 were as effective as the celecoxib positive control used in this study. See Figure 16.

Figure 16. CG001419 had dose-dependent analgesic activity in a rat osteoarthritis model
Side effects of TRK inhibitors in third-party trials have included dizziness and ataxia. To assess the impact of CG001419 on equilibrium and balance, healthy mice were trained to cross four balance beams of various diameters. Once training was complete, the mice were treated with CG001419 or placebo for fourteen days or with gentamicin, an antibiotic known to affect balance when used at high doses, on days 1, 4 and 7 as a positive control. The times required to cross the balance beams were recorded on days 1, 7 and 14. CG001419 did not lead to any significant changes in beam crossing time, whereas gentamicin led to significant reductions. These results demonstrate that in this test, CG001419 did not lead to impairment of equilibrium or balance. See Figure 17.

Vehicle and CG1419 (100 mg/kg), po, bid for 14 days
Gent. 1st dose
Gent. 2nd dose
Gent. 3rd dose
Gent.: Gentamycin (positive control)
D1
D4
D7
D14
Balance beam test, 4 hours after the 1st dose on days 1, 7 and 14
ϕ=2.0 cm
ϕ=1.5 cm
ϕ=1.0 cm
ϕ=0.8 cm
Crossing speed (cm/s)
Vehicle,N=11
CG001419,N=10
Gentamicin,N=17

Data shown as mean±SD, One-way ANOVA with Turkey's test; * compared with gentamicin group, *, **, ***: P<0.05, <0.01, <0.001 repectively; ^:compare with vehicle group, P<0.05.

Figure 17. Treatment with CG001419 did not alter mouse mobility on a balance beam test
Phase 1 clinical trial
In January 2025, Cullgen commenced a Phase 1 trial of CG001419 in healthy volunteers. The goal of this trial is to assess safety and tolerability. Cullgen intends to use the data from this trial to select the dose to advance into Phase 2 randomized placebo-controlled trials in post-bunionectomy and post-abdominoplasty patients, pending positive data and the receipt of regulatory approval. Based on Cullgen’s preclinical data, it is anticipated that the dose of CG001419 that may be needed to treat pain may be significantly lower than that required to treat tumors. The highest dose planned in this initial Phase 1 trial is 200 mg which is the lowest dose being tested in the ongoing Phase 1a oncology trial. See Figure 18.

Figure 18. Design of the ongoing Phase 1 trial of CG001419 in healthy volunteers

CG009301 for the treatment of GSPT1-dependent cancers
Cullgen is developing CG009301 as a monovalent GSPT1 degrader for the treatment of cancers beginning with hematologic malignancies such as AML. AML is a hematologic malignancy characterized by excessive proliferation of myeloid stem cells and their failure to properly differentiate into mature blood cells. AML is the second most common subtype of leukemia in adults. There are an estimated 20,800 new diagnoses of AML and 11,220 deaths each year in the United States. The average five-year survival rate for patients with AML is 31.9%, but there are significant differences in prognosis depending on several factors, including the age of the patient at diagnosis. Patients in the elderly population have a less than 10% five-year survival.
Role of GSPT1 in cancer
GSPT1 is a protein that functions as a translation termination factor that leads to the release of newly synthesized proteins from the ribosome. Depletion of GSPT1 disrupts protein synthesis leading to the accumulation of misfolded proteins and apoptosis of rapidly dividing cells. GSPT1 is overexpressed in a number of tumors, including over 30% of gastric tumors. The overactivation of oncogenes, such as cMYC, leads to cells that have increased production of translation initiation factors, which in turn makes these cells dependent on other translation proteins such as GSPT1 for translation termination.
GSPT1 was identified as a potential protein degrader oncology target based on preclinical data generated by Celgene. GSPT1 targeted protein degraders were found to have potent antiproliferative activity in multiple cell lines, including those derived from AML patients. One of the Celgene compounds, CC-90009, was evaluated in a Phase 1 trial in refractory and relapsed AML patients. Treatment with CC-90009 led to a dose-dependent degradation of GSPT1, with GSPT1 levels decreasing by over 90% at the highest doses of 3.0 mg and 3.6 mg. These same doses of 3.0 mg and 3.6 mg led to one complete remission, one complete response with incomplete blood recovery and one patient with a morphologic leukemia-free response. Treatment was associated with dose-limiting toxicities including hypotension, systemic inflammatory response syndrome, hyperbilirubinemia, pneumonitis and pericarditis with tamponade. Over half of patients experienced Grade 3 or Grade 4 serious adverse events. Celgene subsequently suspended development of CC-90009 in AML.
Cullgen’s solution, CG009301
CG009301 is a selective targeted protein degrader targeting GSPT1 for the treatment of cancer, with development initially focused on hematologic malignancies. Rapidly proliferative hematologic cancers such as leukemia, including AML and acute lymphoblastic leukemia, and high-risk myelodysplastic syndrome rely on GSPT1 to maintain the integrity of protein translation during periods of growth and oncogenesis. These tumors are highly sensitive to GSPT1 depletion, which leads to impaired protein translation, activation of the integrated stress response and TP53-independent cell death. Cullgen initiated a Phase 1 dose escalation trial of CG009301 in patients with high-risk hematologic malignancies in April 2025.
Preclinical activity
In Cullgen’s preclinical studies, CG009301 induced rapid tumor regression in leukemia and solid tumor models. CG009301 was observed to actively degrade GSPT1 in MOLM-16 AML cells with an IC50 of 0.3 nM. One of the downstream effects of GSPT1 degradation is stalling of protein synthesis leading to a decrease in the levels of short-lived proteins. CG009301 led to a decrease in the levels of cMYC, a protein with a half-life in cells of less than 30 minutes. Cullgen believes that the ability of CG009301 to virtually eliminate levels of cMYC in cells opens up the potential to expand its therapeutic benefit to treat cMYC-dependent tumors. See Figure 19.

Figure 19. CG009301 led to the degradation of GSPT1 in MOLM-16 cells as well as the reduction in levels of
cMYC
In Cullgen’s in vivo MOLM-16 model, treatment with CG009301 led to inhibition of tumor growth at 1 mg/kg, the lowest dose tested, and tumor remission after four days of dosing with 3 mg/kg and 10 mg/kg daily dosing. See Figure 20.

Figure 20. Antitumor activity of CG009301 in a MOLM-16 AML model
A separate Cullgen study showed that CG009301 not only eliminated circulating leukemia cells, but that it also eliminated tumor cells in the spleen to a greater extent than a positive control of marketed drugs venetoclax and 5-azacidine in this model. See Figure 21.

Figure 21. CG009301 led to significant reduction in leukemic cells in blood as well as in the spleen

In addition to antitumor activity in AML, CG009301 demonstrated antitumor activity in two solid tumor models: the VCaP castration resistant prostate xenograft model and the H82 small cell lung cancer xenograft model. Tumor growth inhibition was observed at 10 mg/kg daily in both models with regression of tumors attained at the 30 mg/kg dose. See Figure 22.

Figure 22. CG009301 had antitumor activity in two solid tumor xenograft models
In preclinical animal models, in which CG009301 was dosed intravenously and with an oral formulation, CG009301 demonstrated a therapeutic index, the separation between efficacy and tolerability, in these models of greater than 10 if dosed for no longer than seven consecutive days. Cullgen believes that these data support the potential for CG009301 to be well tolerated in humans.
Phase 1 clinical trial
Cullgen initiatied a dose ranging Phase 1 trial of CG009301 in April 2025. The Phase 1 dose escalation trial is expected to enroll up to 30 to 45 patients with refractory hematologic malignancies and is expected to be conducted at three centers in the PRC. The first three dose levels will use a rapid titration schedule, followed by Bayesian Optimal Interval (BOIN) design for the remaining dose levels, with the goal of determining the maximum tolerated dose. The primary endpoint for the trial is safety. Upon selection of a dose, expansion cohorts are planned in patients with relapsed or refractory AML, high risk myelodysplastic syndrome and acute lymphocytic leukemia. See Figure 23.

Figure 23. Planned design of the Phase 1 trial of CG009301

Cullgen’s Preclinical Programs
Degrader antibody conjugates
A method of delivering drugs to specific cell types that has been well established in third party clinical trials is the use of antibodies that recognize cell surface proteins. Antibody drug conjugates, or ADCs, represent an established therapeutic approach in oncology in which a potent cytotoxin is delivered to cells by chemically linking it to an antibody using a cleavable linker. At least 13 ADCs have been approved by the FDA since Mylotarg’s approval in 2010. More than 100 additional ADCs have been investigated in clinical trials.
An ADC has three components:
•	an antibody that recognizes an antigen on the tumor and is responsible for directing the therapy to the tumor to be targeted;
•	a payload or warhead, typically a potent cytotoxin, that leads to cell death, typically by interrupting with a critical cell function such as cell division or DNA replication; and
•	a linker that attaches the payload to the antibody.
One of the limitations of ADCs is that the cytotoxic payloads that they deliver can lead to systemic toxicities if they are released prematurely or if they escape from tumor cells. By contrast, Cullgen’s Degrader Antibody Conjugates, or DACs, use antibody-mediated drug delivery to deliver targeted protein degraders. They are designed to reduce the risk of systemic toxicity by combining the proven ability of antibodies to deliver payloads to specific cells based on surface antigens with the ability of targeted protein degraders to bind to and remove specific intracellular disease-related proteins. In contrast to cytotoxins, which act nearly indiscriminately on nearby cells, the mechanism of targeted protein degraders provides an additional and welcome layer of specificity since these agents act in response to the expression level of their targets. Furthermore, because targeted protein degraders function catalytically to degrade their targets, they are better suited to benefit from antibody-directed delivery than standard inhibitors, which would require the delivery of large quantities of the inhibitor to saturate protein targets. See Figure 24.

Figure 24. Schematic of Degrader-Antibody Conjugate.
An additional benefit of DACs is that their pharmacokinetic properties, including a long half-life, closely resemble those of their antibody components. Moreover, combining targeted protein degraders with antibodies offers a solution to a common challenge faced by small molecule drug developers: while optimizing potency and selectivity for a drug candidate can be primarily done in vitro, optimizing for other key factors, such as pharmacokinetics, the candidate’s half-life, oral bioavailability and distribution in the body, must be carried out in vivo. When developing a DAC, however, its pharmacokinetics are less of a concern because it is tied closely to the binding characteristics of the integrated antibody, hence removing a key constraint in selecting a drug candidate.
Among solid tumor indications, Cullgen is developing a DAC as a potential therapy to treat prostate cancer. The ability of this DAC to selectively deliver a targeted protein degrader to prostate cancer cells was demonstrated in

Cullgen’s cellular assays. Cells that expressed the antigen targeted by the DAC were as sensitive to the DAC as to the targeted protein degrader small molecule. By contrast, cells that did not express the antigen were insensitive to DAC-induced cell killing despite being sensitive to the targeted protein degrader when it was provided as an uncoupled small degrader molecule. See Figure 25.

Figure 25. Cullgen’s prostate cancer DAC was highly selective for prostate cancer cells
Cullgen has observed that this DAC has potent antitumor activity in a xenograft model over the course of a 46-day study. Furthermore, the DAC was well-tolerated in this model with no significant loss of body weight during the course of the study. See Figure 26.

Figure 26. Cullgen’s prostate cancer DAC had potent antitumor activity in a xenograft model
Optimization of this DAC product candidate is ongoing with selection of a clinical candidate expected in the second half of 2025.
Cullgen’s uSMITE™ platform
Cullgen’s uSMITE™ platform is designed to facilitate the discovery of novel protein degrader therapeutics that expand the universe of E3 ligases used by targeted protein degraders.
Novel E3 ligases
Proteins known as E3 ligases drive intracellular protein degradation by covalently modifying target proteins with ubiquitin and thus marking them for disposal. Once so modified, these proteins are then destined for degradation and removal by the cellular proteosome complex. Nearly all first-generation targeted protein degrader therapies utilize either the CRBN or VHL E3 ligase protein. However, like many other E3 ligases, CRBN and VHL are not functionally essential in humans. Tumor cells therefore have the capacity to mutate or to turn off the expression of the genes encoding these ligases, rendering the corresponding degraders ineffective. Through the use of Cullgen’s uSMITE™ (ubiquitin-mediated, small molecule induced target elimination) technology, Cullgen has discovered multiple novel E3 ligands, many of which bind to previously unexplored E3 ligases, including those that are functionally essential, meaning their expression is not likely to be affected by tumor cells. By involving these essential E3 ligases in targeted protein degradation, Cullgen intends to expand the possibilities of this degradation and prevent the development of resistance.

Targeted protein degraders provide the opportunity to target many proteins within cells including proteins that lack enzymatic activity, which had been previously considered to be undruggable with small molecules. The Sanger Institute identified 627 proteins as priority cancer targets, over 60% of which are not enzymes. There is a vast potential for targeted protein degraders to transform the treatment of cancer and other diseases, but only a small fraction of these drug targets has been explored. Of the 627 priority targets, only 37 are targeted by an FDA approved drug. Similarly, there are an estimated 600 E3 ligases encoded in the human genome, each of which could theoretically be specifically targeted by a custom-designed targeted protein degrader. However, ligands to fewer than 20 of these ligases have been identified and drug discovery efforts have largely focused on only two of them: CRBN and VHL. See Figure 27.

Figure 27. The vast majority of E3 ligases and cancer targets have not been targeted by approved drugs
Cullgen is actively pursuing the characterization of novel E3 ligases and identification of ligands with the intent of broadening the scope of targets that can be addressed by targeted protein degraders using proprietary and differentiated chemistries. Cullgen has solved the three-dimensional structures of previously unexplored E3 ligases and identified ligands that are potent binders to such ligases. See Figure 28.

Figure 28. Three dimensional models of an E3 ligase and potent ligands of such discovered by Cullgen
Cullgen has created targeted protein degraders using these ligands and demonstrated the ability to degrade protein targets. These novel ligands serve as the basis for several targeted protein degrader programs in early stages of development as part of Cullgen’s portfolio of wholly owned candidates, as well as a program targeting breast cancer and other solid tumors that is partnered with Astellas. See Figure 29.

Figure 29. TPDs created using novel ligands have been shown to have the ability to degrade their targets

In addition to exploring the potential of novel E3 ligases and ligands to expand the universe of targeted proteins, these ligases and ligands offer the opportunity to improve the selectivity of targeted protein degraders. Current targeted protein degraders are primarily based on CRBN, a ligand that is widely expressed in both diseased and healthy tissues. Cullgen has identified E3 ligases that are highly overexpressed in tumors. The expression of an E3 ligase referred to as E3G is elevated in tumors compared to normal tissues. The difference in the levels of expression of MDM2, an oncogene that is well-characterized as being overexpressed in various cancers, are rather modest in comparison. Cullgen has identified ligands to E3G and solved the three-dimensional structures of E3G and an identified ligand, confirming the potential binding of the ligand to E3G. Cullgen believes that targeted protein degraders that are dependent on ligases that are overexpressed in cancers have the potential to lead to improvements in both efficacy and safety. See Figure 30.

Figure 30. Cullgen has identified a ligand binding to an E3 ligase that is highly overexpressed in cancer
Cullgen is also characterizing E3 ligases that have essential functions in tumor cells. Although targeted protein degraders are typically resistant to point mutations in their targets, resistance can still develop if the function of their ligase, such as CRBN, a non-essential protein, are disrupted. By targeting essential E3 ligases and ligands, the potential for this type of resistance to develop is expected to be reduced.
Intellectual Property
Cullgen’s success depends in part upon its ability to protect its core technology and intellectual property. Cullgen’s intellectual property is critical to its business and it strives to protect it through a variety of approaches, including by obtaining and maintaining patent protection in the United States and internationally for its product candidates, new targets, indications and applications and other inventions important to Cullgen’s business. For Cullgen’s product candidates, it generally pursues patent protection covering compositions of matter, methods of manufacture and methods of use. As Cullgen further develops its product candidates, Cullgen plans to identify additional novel candidates for patent protection that may potentially enhance commercial success, including pursuit of claims directed to new therapeutic indications. Cullgen enters into collaboration agreements and other relationships with pharmaceutical companies and other industry participants to leverage its intellectual property or gain access to the intellectual property of others.
Patents
As of the date of this proxy statement/prospectus, Cullgen and Cullgen Shanghai own 14 granted and in force patents globally, one pending national patent application in the PRC, and 20 Patent Cooperation Treaty (“PCT”) patent application families, including 15 families that have entered the national stage in various countries and three families that are at the provisional stage. As of the date of this proxy statement/prospectus, Cullgen and Cullgen Shanghai are the owners of all the patents and patent applications which are material to Cullgen’s business.
The term of individual patents depends on the legal term for patents in the jurisdictions in which they are granted. In most jurisdictions, the patent term for inventions is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable jurisdiction. The actual protection afforded by a patent varies on a claim-by-claim and country-by-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extensions or adjustments, the filing of any disclaimers, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
The CG001419 patent portfolio currently consists of two patent families, including patents and/or applications in various countries and under the PCT. The first family, which will naturally expire in 2039, relates to composition of matter for CG001419 and uses thereof, and includes granted patents in the United States, the PRC, Japan, India and Mexico, as well as pending applications in Australia, Brazil, Canada, Europe, Israel, and Korea, and continuing applications in the United States and the PRC. The second patent family, which will naturally expire in 2041, relates to isolated enantiomers of CG001419 and includes pending applications in the United States, the PRC, Australia, Brazil, Canada, Europe, Israel, India, Japan, Korea and Mexico.
For CG009301, Cullgen’s patent portfolio currently consists of two patent families, The first family, which will naturally expire in 2043, relates to composition of matter for CG009301 and uses thereof, and includes pending applications in the United States, the PRC, Australia, Brazil, Canada, Europe, Israel, India, Japan, Korea, Mexico and Singapore. A second family, which will naturally expire in 2041, may provide additional protection for CG009301 and includes pending applications in the United States, the PRC, Europe and Japan.
Cullgen expects to continue to file patent applications to cover small molecules that degrade target proteins, as well as new forms, formulations, and methods of using such molecules, technology related to Cullgen’s uSMITE™ platform, and other product candidates including degrader antibody conjugates.
Trade Secrets
Cullgen may rely, in some circumstances, on trade secret and/or confidential information to protect aspects of its technology. Cullgen seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with consultants, scientific advisers and contractors. Cullgen has entered into confidentiality agreements and non-competition agreements with its senior management and key members of its research and development team and other employees who have access to trade secrets or confidential information about Cullgen’s business.
Cullgen also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. For details of risks related thereto, see the section titled “Risk Factors—Risks Related to Cullgen's Intellectual Property and Information Technology” beginning on page 87 of this proxy statement/prospectus.
Trademarks and Domain Names
Cullgen conducts its business under the brand name of “Cullgen”. As of December 31, 2024, the active domain name for www.cullgen.com is held by its affiliate, Shanghai Genomics, Inc.
Manufacturing
Cullgen does not currently own or operate facilities for product manufacturing, testing, storage, and distribution. Cullgen has contracted and expect to continue to contract with third parties for the manufacture and distribution of its product candidates. Because Cullgen relies on contract manufacturers, it employs personnel with extensive technical, manufacturing, analytical and quality experience. Cullgen’s team has deep knowledge and understanding of the regulations that govern manufacturing, documentation, quality assurance, and quality control of drug supply that are required to support Cullgen’s regulatory filings.
Competition
The biotechnology and biopharmaceutical industries are characterized by continuing technological advancement and significant competition. While Cullgen believes that its programs, technology, development experience and scientific knowledge provide it with competitive advantages, Cullgen faces competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and public and private research institutions, among others. Any product candidates that Cullgen successfully develops and commercialize will compete with existing therapies and new therapies that may become available in the future. Many of the companies with which Cullgen is currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Cullgen does. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of Cullgen’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Cullgen in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient enrollment for clinical trials as well as in acquiring technologies complementary to, or necessary for, Cullgen’s programs.
Key competitive factors affecting the success of all of Cullgen’s product candidates that it develops, if approved, are likely to be efficacy, safety, convenience, presentation, price, the level of generic competition, and the availability of reimbursement from government and other third-party payors. Cullgen’s competitors may also obtain FDA or other regulatory approval for their products more rapidly than Cullgen may obtain approval for its products, which could result in Cullgen’s competitors establishing a strong market position before Cullgen is able to enter the market.
Specifically, there are several companies developing or marketing treatments that may be approved for the same indications and/or diseases as Cullgen’s most advanced programs, CG001419 and CG009301, including major pharmaceutical and biopharmaceutical companies. Cullgen has preliminary safety data from the CG001419 oncology trial but no clinical data yet from the CG001419 pain and CG009301 oncology trials, and there can be no assurance that its programs will have similar or comparable results.
There are several approved therapies for the treatment of pain. These include NSAIDs and opiates.
In addition, Cullgen is aware of several product candidates in clinical development for the treatment of pain. These include the Nav 1.8 channel inhibitors, VX-993 and LTG-001, and novel opiates such as cebranopadol. In addition, on January 30, 2025, the FDA approved suzetrigine (trade name Journavx®), a non-opioid analgesic, for the treatment of moderate to severe acute pain in adults. Suzetrigine is the first drug to be approved in this new class of non-opioid pain management medicines.
Employees and Human Capital
Cullgen considers its ability to recruit, retain and motivate its employees to be critical to its success. Cullgen is an equal opportunity employer and are fundamentally committed to creating and maintaining a work environment in which employees are treated with respect and dignity. Cullgen strives to administer all human resources policies, practices and actions related to hiring, promotion, compensation, benefits and termination in accordance with the principal of equal employment opportunity, meaning on the basis of individual skills, knowledge, abilities, job performance and other legitimate criteria and without regard to race, color, religion, sex, sexual orientation, gender expression or identity, ethnicity, national origin, ancestry, age, mental or physical disability, genetic information, any veteran status, any military status or application for military service, or membership in any other category protected under applicable law.
Employees in the United States
As of December 31, 2024, Cullgen had 15 full-time employees in the United States. Cullgen has no collective bargaining agreements with its employees in the United States, and it has not experienced any work stoppages. Cullgen considers its relations with its employees to be good.
Cullgen aims to provide its employees with competitive salary and benefits that enable them to achieve a good quality of life and plan for the future. Cullgen’s benefits are based on local norms and market preferences, but include all salary and social benefits required by local law (including paid time off for vacation and sick leave) and many additional benefits that go beyond legal requirements.
Employees in China
As of December 31, 2024, Cullgen Shanghai had 122 total employees in China, including 121 employees in Shanghai and one employee in Beijing.
In compliance with the relevant labor laws in China, Cullgen Shanghai enters into individual employment contracts with its employees covering matters such as terms, wages, bonuses, employee benefits, workplace safety and grounds for termination. The remuneration package of Cullgen Shanghai’s employees includes salary and bonus, which are generally based on their qualifications, industry experience, position and performance. Cullgen Shanghai considers the remuneration package of its employees to be competitive among Cullgen Shanghai’s competitors in China. The social insurance and housing provident funds for Cullgen Shanghai’s employees have been paid in full during the years ended December 31, 2024 and 2023.

Cullgen Shanghai is also subject to safety laws and regulations of China. Cullgen Shanghai has implemented various internal occupational health and safety procedures to maintain a safe work environment, including providing regular training to Cullgen’s employees on safety awareness.
Cullgen Shanghai believes that it has maintained good working relationships with its employees. During the three months ended December 31, 2024, Cullgen Shanghai was not subject to any material claims, lawsuits, penalties or administrative actions relating to non-compliance with occupational health and safety laws or regulations and had not experienced any labor disputes or industrial actions which have had a material effect on Cullgen Shanghai’s business.
Properties and Facilities
Properties in the United States
Cullgen’s corporate headquarters are in San Diego, California, where Cullgen leases approximately 8,596 rentable square feet of office space. The existing lease commenced on October 4, 2021 and was recently extended through July 31, 2028.
Properties in China
Cullgen Shanghai leases three properties in China, each of which includes both office and laboratory space.
Legal Proceedings
From time to time, Cullgen may become involved in legal proceedings. Cullgen is not currently a party to or aware of any proceedings that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on Cullgen because of defense and settlement costs, diversion of management resources and other factors
Government Regulation
Government authorities in the United States, at the federal, state, and local levels, and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, product approval, manufacture, quality control, manufacturing changes, packaging, storage, recordkeeping, labeling, promotion, advertising, sales, distribution, marketing, and import and export of drugs and biologic products. All of Cullgen’s current product candidates are expected to be regulated as drugs. The processes for obtaining regulatory approval in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities both pre- and post-commercialization, are a significant factor in the production and marketing of Cullgen’s products and its research and development activities and require the expenditure of substantial time and financial resources.
Review and Approval of Drugs in the United States
The U.S. Food and Drug Administration (“FDA”) and other government entities regulate drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the Public Health Service Act, and the regulations promulgated under those statutes, as well as other federal and state statutes and regulations. Failure to comply with applicable legal and regulatory requirements in the United States at any time during the product development process, approval process, or after approval, may subject Cullgen to a variety of administrative or judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, withdrawal of approvals, delay or suspension of clinical trials, issuance of warning letters and other types of regulatory letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil monetary penalties, refusals of or debarment from government contracts, exclusion from the federal healthcare programs, restitution, disgorgement of profits, civil or criminal investigations by the FDA, U.S. Department of Justice, State Attorneys General, and/or other agencies, False Claims Act suits and/or other litigation, and/or criminal prosecutions.
An applicant seeking approval to market and distribute a new drug in the United States must typically undertake the following:
1.	completion of preclinical laboratory tests, which may include animal and in vitro studies, and formulation studies in compliance with the FDA’s GLP regulations;

2.	submission to the FDA of an Investigational New Drug application (“IND”) for human clinical testing, which must become effective without FDA objection before human clinical trials may begin;
3.	approval by an independent institutional review board (“IRB”), representing each clinical site before each clinical trial may be initiated;
4.
performance of adequate and well-controlled human clinical trials in accordance with the FDA’s current good clinical practice (“cGCP”) regulations, to establish the safety and effectiveness of the proposed drug product for each indication for which approval is sought;

5.	preparation and submission to the FDA of an New Drug Application (“NDA”);
6.	satisfactory review of the NDA by an FDA advisory committee, where appropriate or if applicable;
7.
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the drug product, and the active pharmaceutical ingredient or ingredients thereof, are produced to assess compliance with cGMP regulations and to assure that the facilities, methods, and controls are adequate to ensure the product’s identity, strength, quality, and purity;

8.	payment of user fees, as applicable, and securing FDA approval of the NDA; and
9.	compliance with any post-approval requirements, such as any Risk Evaluation and Mitigation Strategies (“REMS”) or post-approval studies required by the FDA.
Preclinical Studies and an IND
Preclinical studies can include in vitro and animal studies to assess the potential for adverse events and, in some cases, to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. Other studies include laboratory evaluation of the purity, stability and physical form of the manufactured drug substance or active pharmaceutical ingredient and the physical properties, stability and reproducibility of the formulated drug or drug product. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some preclinical testing, such as longer-term toxicity testing, animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.
Following commencement of a clinical trial under an IND, the FDA may place a clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.
Human Clinical Studies in Support of an NDA
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on its ClinicalTrials.gov website.
Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:
Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.
Phase 2: The product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
Phase 3: The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.
Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites in late-stage clinical trials to assure compliance with cGCP and the integrity of the clinical data submitted.
A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure, including that the study was conducted in accordance with cGCP, including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The cGCP requirements encompass both ethical and data integrity standards for clinical studies.
Submission of an NDA to the FDA
Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently approximately $4.3 million for fiscal year 2025, for applications requiring clinical data, and the sponsor of an approved NDA is also subject to an annual program fee, currently approximately $0.4 million for fiscal year 2025. These fees are adjusted annually.
Under certain circumstances, the FDA will waive the application fee for the first human drug application that a small business, defined as a company with less than 500 employees, including employees of affiliates, submits for review. An affiliate is defined as a business entity that has a relationship with a second business entity if one business entity controls, or has the power to control, the other business entity, or a third-party controls, or has the power to control, both entities. In addition, an application to market a prescription drug product that has received orphan designation is not subject to a prescription drug user fee unless the application includes an indication for other than the rare disease or condition for which the drug was designated.
The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP.
The FDA also may require submission of a REMS plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.
The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
The FDA’s Decision on an NDA
On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. After approval, the FDA may seek to prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. Some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
The product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety and effectiveness of drug products.
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation entitles the applicant to incentives such as grant funding towards clinical study costs, tax advantages, and waivers of FDA user fees. Orphan drug designation must be requested before submitting an NDA, and both the drug and the disease or condition must meet certain criteria specified in the Orphan Drug Act and FDA’s implementing regulations at 21 C.F.R. Part 316. The granting of an orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval. Safety and effectiveness of a drug must be established through adequate and well-controlled studies.
After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other application to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.
The FDA’s interpretation of the scope of orphan drug exclusivity may change. The FDA’s longstanding interpretation of the Orphan Drug Act is that exclusivity is specific to the orphan indication for which the drug was actually approved. As a result, the scope of exclusivity has been narrow and protected only against competition from the same “use or indication” rather than the broader “disease or condition.” In the September 2021 case Catalyst Pharmaceuticals, Inc. v. FDA, a federal circuit court set aside the FDA’s narrow interpretation and ruled that orphan drug exclusivity covers the full scope of the orphan-designated disease or condition regardless of whether the drug obtains approval only for a narrower use. The decision concerned amifampridine, a drug used to treat Lambert-Eaton myasthenic syndrome (LEMS). Depending on how the FDA applies the decision beyond this case, it may limit which drugs can receive exclusivity orphan drug.
Expedited Review and Accelerated Approval Programs
A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of NDAs. For example, Fast Track Designation may be granted to a drug intended for treatment of a serious or life-threatening disease or condition and data demonstrate its potential to address unmet medical needs for the disease or condition. The key benefits of Fast Track Designation are the eligibility for priority review, rolling review (submission of portions of an application before the complete marketing application is submitted), and accelerated approval, if relevant criteria are met. The FDA may grant the NDA a priority review designation, which sets the target date for FDA action on the application at six months after the FDA accepts the application for filing. Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.
The FDA may approve an NDA under the accelerated approval program if the drug treats a serious condition, provides a meaningful advantage over available therapies, and demonstrates an effect on either (i) a surrogate endpoint that is reasonably likely to predict clinical benefit; or (ii) on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the drug’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. The FDA also has increased authority for expedited procedures to withdraw approval of a product or indication approved under accelerated approval if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
In addition, the Food and Drug Administration Safety and Innovation Act of 2012 established the Breakthrough Therapy designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If a drug is designated as breakthrough therapy, FDA will provide more intensive guidance on the drug development program and expedite its review.

Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.
In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events or problems with manufacturing processes of unanticipated severity or frequency, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning, untitled, or it has come to our attention letters, or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Abbreviated New Drug Applications for Generic Drugs
In 1984, with passage of the Drug Price Competition and Patent Term Restoration Act of 1984 (commonly referred to as the “Hatch-Waxman Amendments”) amending the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application (“ANDA”) to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug (“RLD”). To reference that information, however, the ANDA applicant must demonstrate, and the FDA must conclude, that the generic drug does, in fact, perform in the same way as the RLD it purports to copy. Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. However, an applicant may submit an ANDA suitability petition to request the FDA’s prior permission to submit an abbreviated application for a drug that differs from the RLD in route of administration, dosage form, or strength, or for a drug that has one different active ingredient in a fixed combination drug product (i.e., a drug product with multiple active ingredients).
At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if the rate and extent of absorption of the generic drug do not show a significant difference from the rate and extent of absorption of the RLD. Upon approval of an ANDA, the FDA indicates that the generic product is “therapeutically equivalent” to the RLD and it assigns a therapeutic equivalence rating to the approved generic drug in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider the therapeutic equivalence rating to mean that a generic drug is fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of a therapeutic equivalence rating often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.
Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of nonpatent exclusivity for the RLD has expired. The FDCA provides a period of five years of data exclusivity for NDAs containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.
Hatch-Waxman Patent Certification and the 30 Month Stay
Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or a method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the referenced product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval.
Specifically, the applicant must certify with respect to each patent that:
•	the required patent information has not been filed;
•	the listed patent has expired;
•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or
•	the listed patent is invalid, unenforceable or will not be infringed by the new product.
A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents for the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV certification, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.
Section 505(b)(2) of the FDCA New Drug Applications
As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA (the “Section 505(b)(2) applicant”). Section 505(b)(2) of the FDCA was enacted as part of the Hatch-Waxman

Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant, and for which the applicant has not obtained a right of reference. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional bridging studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new drug candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.
To the extent that a Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.
Patent Term Restoration and Extension
A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and ultimate approval. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.
Data Privacy and Security Laws
There are numerous U.S. federal, state, and local laws and regulations, as well as foreign legislation, in particular in the European Union (the “EU”) and the United Kingdom (the “UK”), which regulate personal information, including how that information may be used, processed, and disclosed. These regulations also cover sensitive personal information, including medical and health information, and impose requirements on entities that handle such information to implement certain privacy and security measures. Cullgen and/or its partners may be subject to these laws.
In the United States, at the federal level, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH Act”), and the regulations promulgated thereunder, impose data privacy, security and data breach reporting obligations with respect to protected health information (“PHI”) on covered entities-which include health plans, healthcare clearinghouses and certain healthcare providers-and business associates-which include persons or entities that perform certain functions or activities that involve the use or disclosure of PHI on behalf of, or in connection with providing a service for, a covered entity.
There are also a number of U.S. state privacy laws, such as the California Consumer Privacy Act of 2018 (“CCPA”), as amended by the California Privacy Rights Act of 2020 (“CPRA”), that govern the privacy and security of personal information in certain circumstances. The CCPA/CPRA applies to personal data of consumers (which is defined to include business representatives and employees) who are California residents, imposes obligations on certain businesses that do business in California, including to provide specific disclosures in privacy notices, and affords rights to California residents in relation to their personal information. Health information falls under the CCPA/CPRA’s definition of personal information where it identifies, relates to, describes, is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular consumer or household and is considered “sensitive personal information,” which is offered greater protection. However, the CCPA/CPRA, like other U.S. state privacy laws, does not apply to PHI, and other U.S. state entities exempt covered entities and business associates altogether. Some of these laws and regulations impose different, and in certain instances, more stringent requirements than HIPAA. Failing to comply with these laws and regulations can result in significant civil and/or criminal penalties, as well as, in some cases, exposure to private litigation, all of which can result in financial and reputational risks.
The collection and use of personal health data and other personal data in the EU is governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 (“GDPR”), which came into force in May 2018, and by related implementing laws in the individual EU member states. The GDPR has a number of significant practical consequences, in particular for international data transfers, competent supervisory authorities and enforcement of the GDPR. The GDPR increased responsibility and liability in relation to personal data that Cullgen processes.
The GDPR imposes a number of strict obligations and restrictions on the ability to process (processing includes collection, analysis and transfer of) personal data of individuals in the EEA, including health data from clinical trials and adverse event reporting. The GDPR also includes requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals prior to processing their personal data or personal health data, notification obligations to the national data protection authorities and the security and confidentiality of the personal data. EU member states may also impose additional requirements in relation to health, genetic and biometric data through their national implementing legislation.
The GDPR also imposes specific restrictions on the transfer of personal data to countries outside of the EEA that are not considered by the European Commission to provide an adequate level of data protection. Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the standard contractual clauses (“SCCs”). In this respect, on June 4, 2021, the EU Commission has issued a new set of SCCs which replace the old sets of SCCs that were adopted under the previous European Data Protection Directive 95/46. In addition, when relying on SCCs, the data exporters are required to conduct a transfer risk assessment to verify if anything in the law and/or practices of the third country may impinge on the effectiveness of the SCCs in the context of the transfer at stake and, if so, to identify and adopt supplementary measures that are necessary to bring the level of protection of the data transferred to the EU standard of essential equivalence. Where no supplementary measure is suitable, the data exporter should avoid, suspend or terminate the transfer. On June 18, 2021, the European Data Protection Board adopted recommendations to assist data exporters with such assessment and their duty to identify and implement supplementary measures where they are needed to ensure compliance with the EU level of protection to the personal data they transfer to third countries. With regard to the transfer of data from the EEA to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. On the basis of the new adequacy decision, personal data can flow from the EEA to U.S. companies participating in the framework.
Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU member states may result in significant monetary fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company—whichever is greater—other administrative penalties, and a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EU member states may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the EU. Guidance developed at both EU level and at the national level in individual EU member states concerning implementation and compliance practices are often updated or otherwise revised.
There is, moreover, a growing trend towards required public disclosure of clinical trial data in the EU which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the EU Clinical Trials Regulation, the European Medicines Agency disclosure initiatives and voluntary commitments by industry. Failing to comply with these obligations could lead to government enforcement actions and significant penalties against Cullgen, harm to Cullgen’s reputation, and adversely impact Cullgen’s business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the Clinical Trials Regulation and the GDPR, further adds to the complexity that Cullgen faces with regard to data protection regulation.
With regard to the transfer of data from the EEA to the UK, on June 28, 2021 the European Commission adopted two adequacy decisions for the UK: one under the GDPR and the other for the Law Enforcement Directive. Personal data may now freely flow from the EU to the UK since the UK is deemed to have an adequate data protection level for the purposes of the EU regime. However, the adequacy of decisions are subject to a ‘sunset clause’ which entails that the decisions will automatically expire four years after their entry into force, unless renewed. Additionally, following the UK’s withdrawal from the EEA, companies also have to comply with the UK’s data protection laws (including the GDPR as incorporated into UK national law), the latter regime having the ability to impose fines up to the greater of £17.5 million or 4% of global turnover. Furthermore, transfers from the UK to other countries, including to the EEA, are subject to specific transfer rules under the UK regime; personal data may freely flow from the UK to the EEA, since the EEA is deemed to have an adequate data protection level for purposes of the UK regime. These UK international transfer rules broadly mirror the EU GDPR rules. On February 2, 2022, the UK Secretary of State laid before the UK Parliament the international data transfer agreement (“IDTA”) and the international data transfer addendum to the European Commission’s standard contractual clauses for international data transfers (Addendum) and a document setting out transitional provisions. The IDTA and Addendum came into force on March 21, 2022 and replaced the old EU SCCs for the purposes of the UK regime.
With regard to the transfer of data from the UK to the United States, the UK government has adopted an adequacy decision for the United States, the UK-U.S. Data Bridge, which came into force on October 12, 2023. The UK-U.S. Data Bridge recognizes the United States as offering an adequate level of data protection where the transfer is to a U.S. company participating in the EU-U.S. Data Privacy Framework and the UK Extension.
Pharmaceutical Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as, in the United States, Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not necessarily imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on Cullgen’s investment in product development.
The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider a product to be cost effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, risk sharing, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Recently, the U.S. government passed the Inflation Reduction Act, which authorizes the U.S. Department of Health and Human Services to negotiate prices of certain drugs with participating manufacturers in federal healthcare programs. Adoption of such controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals. As a result, the marketability of any product which receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.
In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products that receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Laws and Regulations
Healthcare providers, physicians and third-party payors play important roles in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, physicians, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Cullgen markets, sells and distributes products for which it obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing any remuneration (in cash or in kind), directly or indirectly, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any item, facility or service for which payment may be made in whole or in part under a federal healthcare program such as Medicare and Medicaid;

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the federal Foreign Corrupt Practices Act prohibits, among other things, U.S. corporations and persons acting on their behalf from offering, promising, authorizing or making payments to any foreign government official (including certain healthcare professionals in many countries), political party, or political candidate in an attempt to obtain or retain business or otherwise seek preferential treatment abroad;

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the federal False Claims Act, which may be enforced by the U.S. Department of Justice or private whistleblowers who bring civil actions (qui tam actions) on behalf of the federal government, imposes civil penalties, as well as liability for treble damages and for attorneys’ fees and costs, on individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, making a false statement material to a false or fraudulent claim, or improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government;

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the U.S. Department of Health and Human Services’ Civil Monetary Penalty authorities, which imposes administrative sanctions for, among other things, presenting or causing to be presented false claims for government payment and providing remuneration to government health program beneficiaries to influence them to order or receive healthcare items or services;

•	HIPAA imposes criminal and civil liability for, among other conduct, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;
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HIPAA, as amended by the HITECH Act and its implementing regulations, also imposes criminal and civil liability and penalties on those who violate requirements, including mandatory contractual terms, intended to safeguard the privacy, security, transmission and use of individually identifiable health information;

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the federal false statements statute relating to healthcare matters imposes criminal liability for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the federal Physician Payment Sunshine Act requires manufacturers of drugs (among other products) to report to the Centers for Medicare and Medicaid Services within the U.S. Department of Health and Human Services information related to payments and other transfers of value to various healthcare professionals including physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives and teaching hospitals, as well as physician ownership and investment interests in the reporting manufacturers;

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similar state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply (e.g., in the EU, where the implementation of EU-wide regulations as well as independent national legislation may vary for each EU member state) to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers; and

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certain state laws require pharmaceutical companies to comply with voluntary compliance guidelines promulgated by a pharmaceutical industry association and relevant compliance guidance issues by the U.S.

Department of Health and Human Services Office of Inspector General; bar drug manufacturers from offering or providing certain types of payments or gifts to physicians and other health care providers; and/or require disclosure of gifts or payments to physicians and other healthcare providers.
Various state and foreign laws also govern the privacy and security of health information in some circumstances; many of these laws differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Regulatory Requirements in the PRC
Government authorities in the People’s Republic of China (the “PRC”) extensively regulate, among other things, the research, development, testing, product approval, manufacture, quality control, manufacturing changes, packaging, storage, recordkeeping, labeling, promotion, advertising, sales, distribution, marketing, and import and export of drugs and biologic products. Cullgen’s current product candidates are expected to be regulated as drugs. The processes for obtaining regulatory approval in the PRC, along with compliance with applicable statutes and regulations and other regulatory authorities both pre- and post-commercialization, are a significant factor in the production and marketing of Cullgen’s products, if approved, and Cullgen’s research and development activities and require the expenditure of substantial time and financial resources.
Drug Regulatory Regime
The drug regulatory regime in the PRC consists of the Standing Committee of the National People’s Congress, the State Council and several ministries and agencies under the State Council’s authority including, among others, the National Medical Products Administration (the “NMPA”), the predecessor of which is the China Food and Drug Administration (the “CFDA”), the National Health Commission (the “NHC”), the predecessors of which are the National Health and Family Planning Commission of the PRC and the National Healthcare Security Administration (the “NHSA”).
The NMPA, is a regulatory authority responsible for registration and supervision of pharmaceutical products, cosmetics and medical equipment under the supervision of State Administration for Market Regulation (“SAMR”).
The NHC is the chief healthcare regulator of the PRC, and is primarily responsible for drafting national healthcare policy, regulating public health, medical services and the health contingency system of the PRC, coordinating healthcare reform in the PRC and overseeing the operation of medical institutions and practicing of medical personnel in the PRC.
The NHSA is responsible for drafting and implementing policies, plans and standards of medical insurance, maternity insurance and medical assistance, administering the PRC’s healthcare fund, formulating a uniform medical insurance catalogue and payment standards for drugs, regulating medical disposables and healthcare services between urban and rural areas, formulating policies on the pricing of medicines, medical consumables and medical service items, and medical service facilities, and establish a mechanism for reasonably determining and dynamically adjusting the prices of medical services paid by medical insurance, and formulating and administering the bidding and tendering policies for drugs and medical disposables.
Laws and Regulations in Relation to Drugs
Pharmaceutical Product Development
In the PRC, the NMPA monitors and supervises the administration of pharmaceutical products, as well as medical devices and equipment. The local provincial medical products administrative authorities in the PRC are responsible for the supervision and administration of drugs within their respective administrative regions. According to the Drug Administration Law of the PRC (promulgated in 1984, revised in 2001, 2013, 2015 and 2019, the “Drug Administration Law”), drugs refer to substances which are used in the prevention, treatment and diagnosis of human diseases and intended for the regulation of the physiological functions of human beings, for which indications or functions, usage and dosage are specified, including but not limited to traditional PRC drugs, chemical drugs and biological products. The Drug Administration Law and the Implementing Regulations of the Drug Administration Law of the PRC (promulgated in 2002, revised in 2016 and 2019, the “Implementing Regulations”) of the Drug Administration Law, have established the legal framework for the administration of pharmaceutical products and applies to entities and individuals engaged in the research, production, trade, application, distribution, supervision and administration of pharmaceutical products. The most recently revised Drug Administration Law incorporates the drug marketing authorization holder system, reiterates that several kinds of drugs may be approved conditionally or enjoy priority to the drug marketing examination and approval procedures, applies a so-called implied license system for clinical trial approval and cancels several certification requirements. The revised Implementing Regulations provide detailed implementing regulations for the revised Drug Administration Law.
Non-Clinical Research and Animal Testing
The NMPA requires preclinical data to support registration applications for imported and domestic drugs. Pursuant to the Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory Studies, the NMPA is responsible for the certification of non-clinical research institutions across the PRC and the local provincial medical products administrative authorities are in charge of the daily supervision of non-clinical research institutions in the PRC. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, research personnel, equipment and facilities and operation and management of non-clinical pharmaceutical projects. A GLP certification which is valid for five years will be approved and issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website.
The Administrative Regulations on Experimental Animals, the Administrative Measures on Good Practice of Experimental Animals and the Administrative Measures on the Certificate for Experimental Animals (for Trial Implementation) regulates the use and breeding of experimental animals and performing experimentation on animals requires a Certificate for Use of Laboratory Animals.
Approval and Reform for Clinical Trials of New Drugs
Under the Administrative Measures for Drug Registration, the Drug Administration Law and Implementing Regulations, new drug applications are subject to clinical trials. The NMPA has taken a number of steps to increase efficiency for approving clinical trial applications and has also significantly increased monitoring and enforcement of the Good Clinical Practice for Drug Trials (the “PRC’s GCP”), to ensure data integrity.
The Administrative Measures for Drug Registration confirms a number of reform actions, including but not limited to: (i) the full implementation of marketing authorization holder system and implied approval of the commencement of clinical trials; (ii) implementing associated review of drugs, excipients and packaging materials; and (iii) introducing procedures for expedited registration of drugs. Upon completion of nonclinical research, clinical trials must be conducted for the application of a new drug registration and applicants must apply for approval of IND from the NMPA, or PRC’s Centre for Drug Evaluation (the “CDE”) before conducting clinical trials.
The Opinions of the State Council on the Reform of Evaluation and Approval System for Drugs and Medical Devices established a framework for reforming the evaluation and approval system for drugs and medical devices.
The Announcement of the CFDA on Several Policies on the Appraisal and Approval of Drug Registration, further simplifies the approval process of drugs and provides that the IND of new drugs is subject to one-off umbrella approval and the declaration review or approval by stages will no longer be adopted. According to the Announcement of the State Drug Administration on Adjusting Evaluation and Approval Procedures for Clinical Trials for Drugs, within 60 days after the acceptance of and the fees paid for the IND, the applicant may conduct the clinical trials for the drug in accordance with the clinical trial protocol submitted, if the applicant has not received any negative or questioning opinion from the CDE.
The Approval Procedures for Breakthrough Therapy Drugs (for Trial Implementation), the Approval Procedures for Conditional Approval of Drug Marketing Applications (for Trial Implementation) and the Priority Review and Approval Procedures for Drug Marketing Authorizations (for Trial Implementation) further clarified that a fast track IND or drug registration pathway will be available to the innovative drugs.
Regarding International Multi-Center Clinical Trials
Pursuant to the International Multi-Center Clinical Trial Guidelines (for Trial Implementation), promulgated by the CFDA, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicants plan to implement the International Multi-center clinical trials in the PRC, the applicants must comply with the Drug Administration Law, the Regulations for the Implementation of the Drug Administration Law and the Measures for the Administration of Drug Registration. Additionally, applicants must execute the GCP, make reference to universal international principles such as the

ICH-GCP and comply with the laws and regulations of the countries involved in the International Multi-Center clinical trials. Where the applicants plan to use the data derived from the International Multi-Center clinical trials for approval of a drug registration in the PRC, the application must involve at least two countries, including the PRC, and must satisfy the requirements for clinical trials set forth in the International Multi-Center Clinical Trial Guidelines (for Trial Implementation) and the Administrative Measures for Drug Registration and other related laws and regulations.
Drug Clinical Trial Registration
According to the Administrative Measures for Drug Registration, upon obtaining the approval of its IND, the applicant must, prior to conducting the clinical trial of drugs, register the information regarding the scheme of the clinical trial on the Drug Clinical Trial Information Platform.
Pursuant to the Announcement on Drug Clinical Trial Information Platform, all clinical trials approved by the NMPA and conducted in the PRC must complete a clinical trial registration and publish trial information through the Drug Clinical Trial Information Platform. The applicant must complete the trial pre-registration within one month after obtaining the approval of the IND in order to obtain the trial’s unique registration number and complete registration of certain follow-up information before the first subject’s enrolment in the trial. If the registration is not completed within one year after the approval of the IND, the applicant must submit an explanation and if applicant’s first submission is not completed within three years, the approval of the IND will automatically expire.
Phases of Clinical Trials and the Communication with the CDE
According to the Administrative Measures for Drug Registration, a clinical trial consists of Phases 1, 2, 3, 4 and bioequivalence trial. In addition to the characteristics of a drug and the research purpose, the research contents must also include clinical pharmacological research, exploratory clinical trial, confirmatory clinical trial and post-marketing research under the Administrative Measures for Drug Registration.
Pursuant to the Administrative Measures for Communication on Drug Research, Development and Technical Reviews, during the research and development periods and in the registration applications of the innovative new drugs (among others), the applicants may propose to conduct communication meetings with the CDE. The communication meetings can be classified into three types. Type I meetings are convened to address key safety issues in clinical trials of drugs and key technical issues in the research and development of breakthrough therapeutic drugs. Type II meetings are held during the key research and development periods of drugs, and mainly include meetings before the IND application, meetings upon the completion of Phase 2 trials and before the commencement of Phase 3 trials, meetings before submitting a marketing application for a new drug and meetings for risk evaluation and control. Type III meetings refer to meetings not classified as Type I or Type II.
Sampling and Collecting Human Genetic Resources Filing
The Administrative Regulations of the PRC on the Administration of Human Genetic Resources, further stipulates that in order to obtain marketing authorization for relevant drugs and medical devices in the PRC, no approval is required in international clinical trial cooperation using the PRC’s human genetic resources at clinical institutions without export of human genetic resource materials. However, the two parties must file the type, quantity and usage of the human genetic resource to be used with the administrative department of science and technology under the State Council before clinical trials may commence. According to the Service Guide for Administrative Licensing Items Concerning Examination and Approval of Sampling, Collecting, Trading or Exporting Human Genetic Resources, or Taking Such Resources out of the PRC (the “Service Guide”), the sampling, collection or research activities of human genetic resources by a foreign-invested sponsor falls within the scope of international cooperation and the cooperating organization of the PRC must apply for approval of the China Human Genetic Resources Management Office.
On June 1, 2023, the Ministry of Science and Technology promulgated the Implementation Rules for the Administrative Regulation on Human Genetic Resources (the “HGR Implementation Rules”), which came into effect on July 1, 2023. The HGR Implementation Rules have refined the Regulations of the PRC on the Administration of Human Genetic Resources, including, but not limited to, (i) refining the definition of “human genetic resources information” as data generated from human genetic resources, such as human genes and genome data, but excludes clinical data, image data, protein data, and metabolic data; (ii) clarifying the identification standard of “foreign entities”, this includes cases where a foreign entity holds more than 50% of the shares, equity, voting rights, or other similar interests in a domestic entity, or where a foreign entity can significantly influence the management or decision-making of a domestic entity through other arrangements; (iii) adjusting the scope of collection licensing, for example, the collection of human genetic resources for clinical trials aimed at obtaining market authorization in China is now exempt from collection approval requirements, provided that the resources are not from important genetic families or specific regions; and (iv) adjusting and improving the approval procedures for international cooperative scientific research and administrative supervision rules, for example, the HGR Implementation Rules expand the scope of international collaborative scientific research projects that can be conducted with only a record-filing, rather than full approval, if they are for obtaining marketing authorization for drugs or medical devices in China and do not involve the export of human genetic resources. Additionally, the rules introduce a “prior-reporting” regime for the exportation and open use of human genetic resources information.
Registration of Drug Marketing
According to the Administrative Measures for Drug Registration, an applicant must complete studies in pharmacy, pharmacology and toxicology, as well as clinical trials of pharmaceuticals. The applicant must submit an application for drug marketing authorization and the relevant research materials in accordance with the submission requirements after determining quality standards, verifying commercial scale manufacturing process and preparing to undergo examination and inspection for drug registration. Once an application is submitted, the CDE will assemble pharmacists, medical professionals and other technical specialists to analyze the drug’s safety, effectiveness and quality control. After the comprehensive review, the drug will be approved for marketing and a drug registration certificate shall be issued.
Marketing Authorization Holder System
Pursuant to the Drug Administration Law, China implements the drug marketing authorization holder system for drug management. The drug marketing authorization holder is an enterprise or a drug development institution that has obtained the drug registration certificate and is responsible for non-clinical research, clinical trials, production and operation, post-marketing research, adverse reaction monitoring, reporting and processing of drugs in accordance with the provisions of the Drug Administration Law.
Under the Circular of the CFDA on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System (the “Circular on Drug Marketing Authorization Holder System”), the drug marketing authorization holder must establish a drug quality assurance system and be equipped with special personnel to take charge of quality management on drugs independently. Additionally, the drug marketing authorization holder must regularly review the quality management system of the drug manufacturer and the drug distributor and supervise its continuous quality assurance and control capabilities. A drug marketing authorization holder who manufactures drugs on its own shall obtain a drug production license in accordance with the Circular on Drug Marketing Authorization Holder System.
The drug regulatory authority of the State Council has formulated guidelines for the quality of pharmaceuticals entrusted manufacturing, to guide and supervise the drug marketing authorization holder and the entrusted manufacturer to fulfill their drug quality assurance obligations. The Announcement of the State Drug Administration on Strengthening the Supervision and Administration on Entrusted Manufacturing by the Drug Marketing Authorization Holder, which came into effect on October 17, 2023, reiterates the importance of supervision over entrusted manufacturing and stipulates more stringent and detailed requirements on aspects of license, quality and supervision of the entrusted manufacturing of the drug marketing authorization holder.
Drugs’ Registration Classification
Under the Measures for the Administration of Drug Registration, drugs are classified into traditional PRC medicine, chemical medicine, biological products and others. According to the Notice of the CFDA about the Issuing of the Reform Plan for the Registration Classification of the Chemical Drugs, the registration classification of the chemical drugs are adjusted to five categories. Category 1 drugs refer to innovative chemical drugs that have not been marketed anywhere in the world. Improved new chemical drugs that are not marketed anywhere in the world fall into Category 2 drugs. Generic chemical drugs that have equivalent quality and efficacy to the originator’s drugs that have been marketed abroad but not yet in the PRC are classified as Category 3 drugs. Generic drugs that have equivalent quality and efficacy to the originator’s drugs and have been marketed in the PRC fall into Category 4 drugs. Category 5 drugs are drugs which have already been marketed abroad, but are not yet approved in the PRC, Category 5 drugs are further categorized as Category 5.1 drugs and Category 5.2 drugs, Category 5.1 drugs are innovative chemical drugs which have already been marketed abroad, but are not yet approved in the PRC; Category 5.2 drugs are generic chemical drugs which have already been marketed abroad, but are not yet approved in the PRC. Category 1 and 2 drugs must follow the registration application procedure for new drugs according to the Measures for the Administration of Drug Registration; Category 3 and 4 drugs must follow the procedure for generic drugs; and Category 5 drugs must follow the application and regulation requirements for importing drugs.
Special Examination and Fast Track Approval for Drugs Targeting Rare Diseases
Pursuant to the Notice on Publishing the Procedures of Developing the Rare Disease List, the following four criteria must be met at the same time for rare disease designation: (i) the disease has a low incidence or prevalence in PRC and abroad; (ii) the disease significantly impacts the patient and his or her family; (iii) there is a clear diagnosis method; and (iv) the disease can be treated or intervened in an economically feasible way, or it has been included in a national scientific research project if there is no effective treatment or intervention for such disease. With certain drugs targeting rare diseases being listed in National Rare Disease List, a company may be eligible for the priority review and approval of new drugs for these diseases from the NMPA.
According to the Administrative Provisions on Special Examination and Approval of the Registration of New Drugs, special examination and approval for new drugs registration applications applies when: (i) the effective constituent of a drug extracted from plants, animals and minerals, as well as the preparations thereof, have never been marketed in the PRC and the material medicines and the preparations thereof are newly discovered; (ii) the chemical raw materials for medicines as well as the preparations thereof and the biological product have not been approved for marketing, either in the PRC or aboard; (iii) new drugs with distinctive clinical treatment advantages for diseases such as AIDS, malignant tumor or other rare diseases; or (iv) new drugs for diseases that currently lacking effective treatment.
According to the Opinions of the State Council on the Reform of Evaluation and Approval System of Drugs and Medical Devices, a special evaluation and approval system shall be adopted for innovative drugs to accelerate the evaluation and approval process for innovative drugs for prevention and treatment of AIDS, cancer, major infectious diseases, rare diseases and other diseases.
According to the Announcement of the State Drug Administration and the NHC on Optimizing the Evaluation and Approval of Drug Registration, the CDE will prioritize the allocation of resources for review, inspection, examination and approval of registration applications that have been included in the scope of priority evaluation and approval.
Good Manufacturing Practices
Pursuant to the Drug Administration Law, one engaged in drug manufacturing activities shall comply with the cGMP and establish a sound cGMP management system, to ensure that the entire process of drug manufacturing is maintained to meet the statutory requirements and the cGMP requirements enacted by the drug regulatory authority under the State Council in accordance with the Drug Administration Law. The legal representative of and principal person in charge of a drug manufacturer are fully responsible for the drug manufacturing activities of the enterprise.
The Drug Administration Law requires pharmaceutical manufacturers to company with the Good Manufacturing Practice for Drugs, which provided guidance for the quality management, organization and staffing, production premises and facilities, equipment, material and products, recognition and inspection, documentation maintenance, manufacture management, quality control and quality assurance, contractual manufacture and contractual inspection for the products, product delivery and recalls of a manufacturer.
Drug Production License
Under the Measures for the Supervision and Administration of Drug Production promulgated by SAMR, persons engaging in pharmaceutical manufacturing activities shall be subject to approval by the pharmaceuticals administrative authorities of the province, autonomous region or centrally- administered municipality where the persons engaging in pharmaceutical manufacturing activities are located, obtain a Drug Production License pursuant to the Measures for the Supervision and Administration of Drug Production promulgated by SAMR, comply strictly with the pharmaceutical manufacturing quality control norms and ensure that the manufacturing process complies with statutory requirements at all times. The period of validity of Drug Production License is five years. In the event the license holder needs to continue to manufacture pharmaceuticals upon the expiration of the Drug Production License, it shall apply to the original issuing authorities for reissuance of a Drug Production License six months before the expiration date of the Drug Production License.
Drug Business License
According to Drug Administration Law and the Regulations for the Implementation of the Drug Administration Law, in order to be engaged in the drug wholesale distribution and retailing of drugs, a company must obtain a Drug Business License with an appropriate “scope of distribution” from the local drug regulatory authority and comply with the Good Supply Practice for Pharmaceutical Products promulgated by the CFDA under the State Council. Under the Measures for the Supervision and Administration of Drug Quality in Trading and Usage, which became effective on January 1, 2024, a Drug Business License is valid for five years. Each holder of the Drug Business License must apply for an extension of its permit during the period from two months to six months prior to expiration. Otherwise, the holder shall cease its trading activities upon expiration until a new Drug Business License is granted by the drug regulatory authority.
Other PRC Regulations in Relation to the Pharmaceutical Industry
Drug Recall
According to the Measures on the Administration of Drug Recalls, the term “drug recalls” refers to the activities of a drug marketing authorization holder to recall drugs that have been marketed, but have quality problems or other potential safety hazards under the prescribed procedures and take corresponding measures to timely control risks and eliminate potential hazards. The term “quality problems or other potential safety hazards” refers to non-compliance of drugs with statutory requirements, or other unreasonable risks that may endanger human health and life safety caused by drugs due to research and development, production, storage and transportation, labeling and other reasons. The Measures on the Administration of Drug Recalls require a drug marketing authorization holder to establish and improve its recall system by collecting relevant information about drug safety and making an investigation and evaluation with respect to the drugs with potential safety hazards.
Administrative Protection and Monitoring Periods for New Drugs
Pursuant to the Implementing Regulations, based on the needs for protection of public health, the NMPA may set an observation period of not more than five years for new drugs produced by drug manufacturers; and no approval shall be given to any other manufacturers to produce or import the said drugs during the observation period.
Packaging of Pharmaceutical Products
Pursuant to the Drug Administration Law, drug packaging must be printed or affixed with a label and include the literature pursuant to the provisions. According to the Measures for the Administration of Pharmaceutical Packaging, pharmaceutical packaging must comply with national and professional standards. Drugs that have not been developed and approved for packaging standards cannot be sold or marketed in the PRC (except for drugs for the military). According to the PRC’s GCP, the packaging labels of the investigational product must indicate the information on the use only for clinical trial, clinical trial information and information on the drug for clinical trial, but the blinded state may be kept in blind trials.
Insert Sheet and Labels of Pharmaceutical Products
Pursuant to Administrative Provisions on Pharmaceutical Directions and Label, the insert sheets and labels of drugs should be reviewed and approved by the NMPA. A drug insert sheet should include the important scientific data, conclusions and information concerning drug safety and efficacy in order to direct the safe and rational use of drugs. The inner label of a drug should bear such information as the drug’s name, indication or function, strength, dose and usage, production date, batch number, expiry date and drug manufacturer, and the outer label of a drug should indicate such information as the drug’s name, ingredients, description, indication or function, strength, dose and usage, adverse reaction, contraindications, precautions, storage, production date, batch number, expiry date, approval number and drug manufacturer.

Advertising of Pharmaceutical Products
Pursuant to the Interim Administrative Measures for Censorship of Drug Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for the Special Medical Purpose, an enterprise seeking to advertise its drugs must apply for an advertisement approval code. The validity period of the advertisement approval number concerning a drug, medical device, dietary supplement or food for special medical purpose shall be consistent with that of the registration certificate or record-filing certificate or the production license of the product, whichever is the shortest. Where no validity period is set forth in the registration certificate, record-filing certificate or the production license of the product, the advertisement approval number shall be valid for two years.
Pursuant to the Interim Administrative Measures for Censorship of Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for Special Medical Purpose, the contents of a drug advertisement must be based on the drug instructions approved by the drug administrations under the State Council. Where a drug advertisement involves drug name, indications or major functions and pharmacological effects, the drug advertisement shall not go beyond the scope of instructions and must state contraindications and adverse reactions in a prominent position. Prescription drug advertisements must also state that “the advertisement is meant to be read only by medical and pharmaceutical professionals” in a prominent position and OTC drug advertisements must also add the non-prescription drug label (OTC) in a prominent place and state the phrase “please purchase and use the drugs in accordance with the drug instructions or under the guidance of a pharmacist” in a prominent position.
Drug Technology Transfer and Drug Sales
Drug technology transfer refers to the transfer of drug production technology by the owner to a drug manufacturer as the transferee and the application for drug registration by the drug manufacturer as the transferee pursuant to the provisions under Administrative Provisions for Registration of Drug Technology Transfer. The CFDA promulgated the Administrative Provisions for Registration of Drug Technology Transfer, to standardize the registration process of drug technology transfer, which includes application for, evaluation, review, approval and supervision of drug technology transfer registration. An application for drug technology transfer must be submitted to the provincial drug regulatory authority and the NMPA will ultimately make an approval decision based on the comprehensive opinions of the CDE. Eligible applications will receive a letter of approval and a drug approval number for the supplementary application.
The Measures for the Supervision and Administration of Online Drug Sales, promulgated by the SAMR, outline the management of online drug sales, platform responsibilities, supervision and inspection measures, and legal liabilities. The measures require accurate and legal drug information and prohibit misleading content.
Online Drug Information Services
According to the Administrative Measures for Internet-based Drug Information Service, the operational internet drug information service refers to the activities of providing medical information (including medical devices) and other services through the internet. Where any website intends to provide internet drug information services, the website must file an application with the local provincial counterparts of NMPA and will be subject to the examination and approval thereof for obtaining the qualifications for providing internet drug information services. The validity term for a Qualification Certificate for Internet Drug Information Services is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant authority.
Centralized Drug Procurement and Use
According to the Circular of the General Office of the State Council on Issuing the Pilot Program for Conducting Centralized Drug Procurement and Use by the State and the Opinions of the National Healthcare Security Administration on Supporting Measures Concerning Medical Insurance for the Pilot Program for Conducting Centralized Procurement and Use of Drugs by the State, 11 pilot cities are selected as the pilot cities for the centralized procurement and use of drugs under the organization of the country. The scope of drugs to be procured in a centralized manner includes selected varieties from the generic names corresponding to generic drugs passing consistency evaluation of quality and efficacy. After completing the purchases by the public medical institutions in the pilot regions, the public medical institutions will use the selected drugs as the priority drugs and the quantity of the selected drugs used during the pilot procurement period will be no less than that of the non-selected drugs.
According to the Implementation Opinions on Expanding the Regional Scope in the Pilot Program for Conducting Centralized Procurement and Use of Drugs by the State to Wider Areas issued by several authorities including the National Healthcare Security Administration and NMPA, among others, the mode of centralized procurement of drugs with quantity for centralized procurement and use of drugs organized by the country is being promoted throughout the country. Such mode is applicable to 25 designated generic drugs in the pilot program of centralized drug procurement and use of drugs organized by the country. The Notice on Strengthening Regional Coordination and Improving the Quality and Expansion of Centralized Procurement of Drugs for 2024 further enhances the centralized procurement system. It expands the scope of alliance from provincial to national procurement, coordinates selection to avoid overlaps, and expands procurement in drugs and medical consumables. The notice also emphasizes improving execution, strengthening management, and ensuring smooth feedback to increase procurement rates, with procurement performance included in random inspections of medical insurance funds.
Coverage of the National Medical Insurance Program
Under the Decision of the State Council on Establishing the Urban Employees’ Basic Medical Insurance System, all employers in urban cities are required to enroll their employees in the basic medical insurance program and employers and employees must jointly contribute to the insurance premiums. Under the Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance, urban residents of the pilot district, rather than urban employees, may voluntarily join Urban Resident Basic Medical Insurance. The Opinions of the State Council on Integrating the Basic Medical Insurance Systems for Urban and Rural Residents requires the integration of the urban resident basic medical insurance and the new rural cooperative medical care system. Additionally, the Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance established a unified basic medical insurance system, which covers all urban and rural residents other than rural migrant workers and persons in flexible employment arrangements who participate in the basic medical insurance for urban employees. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the medical insurance catalogue.
Pursuant to the Notice Regarding the Tentative Measures for the Administration of the Scope of Basic Medical Insurance Coverage for Pharmaceutical Products for Urban Employee, a pharmaceutical product listed in the medical insurance catalogue must be clinically necessary, safe, effective, reasonably priced, easy to use, available in sufficient quantity and must meet one of the following requirements: (i) be set forth in the pharmacopoeia of the PRC; (ii) satisfy the standards promulgated by the NMPA; and (iii) be approved by the NMPA for imported pharmaceutical products.
The PRC Healthcare Security Administration, together with other government authorities, has the power to determine the medicines included in the National Medical Insurance Catalog. The Western medicine and Chinese patent medicine included in the National Medical Insurance Catalog are divided into two parts, Part A and Part B. Provincial governments are required to include all Part A and Part B medicines listed on the National Medical Insurance Catalog in their provincial Medical Insurance Catalog in the National Medical Insurance Catalog. Fees incurred for the use of Part A medicines are entitled to reimbursement in accordance with the regulations in respect of basic medical insurance. Fees incurred by the use of Part B are shared by the patient and basic medical insurance. The percentage of reimbursement by basic medical insurance for Part B medicines is stipulated by local authorities and in result may differs from region to region in the PRC.
National Essential Drug List
According to the Opinions of the General Office of the State Council on Improving the National Essential Drugs System, Circular on the Issuance the Administrative Measures for the List of National Essential Drugs, and the National Essential Drug List (2018) (the “National Essential Drug List”), basic healthcare institutions funded by government (primarily county-level hospitals, county-level PRC medicine hospitals, rural clinics and community clinics), must store and use drugs listed in the National Essential Drug List. The drugs listed in the National Essential Drug List must be purchased by centralized tender process and shall be subject to the price control by NDRC. Remedial drugs in the National Essential Drug List are listed in the National Basic Medical Insurance Catalogue and the entire amount of the purchase price of such drugs is entitled to reimbursement.
Medical Insurance Reimbursement Standards
According to the Decision of the State Council on Establishing the Urban Employees’ Basic Medical Insurance System, Opinions on the Establishment of the New Rural Cooperative Medical System, the Guiding Opinions of the

State Council about the Pilot Urban Resident Basic Medical Insurance and the Opinions of the State Council on Integrating the Basic Medical Insurance Systems for Urban and Rural Residents, medical insurance would be available to all employees and residents in both rural and urban areas.
According to the Notice of Opinion on the Diagnosis and Treatment Management, Scope and Payment Standards of Medical Service Facilities Covered by the National Urban Employees Basic Medical Insurance Scheme, the basic medical insurance scheme would cover a portion of the costs of diagnostic and treatment devices, as well as diagnostic testing. The scope and rate of reimbursement are determined by provincial policies.
The major aim of the Guidance on Further Deepening the Reform of the Payment Method of Basic Medical Insurance released by the General Office of the State Council is to develop a diverse reimbursement mechanism that includes diagnosis-related groups, per-capita caps and per-bed-day caps. These new reimbursement systems have been implemented across the country, replacing the previous reimbursement method, which is based on service category and product price.
Price Controls
For drugs with their prices determined by the market, the Drug Administration Law of the PRC requires that these drugs’ prices are determined by the market and marketing authorization holders, manufacturers and distributors of drugs and medical institutions must conduct pricing under the principles of fairness, rationality, good faith and consistency between quality and prices. Marketing authorization holders, manufacturers and distributors of drugs and medical institutions must comply with the price management rules for drugs of the medicinal product price department of the State Council to determine the prices of drugs and are prohibited from making exorbitant profits, price monopoly and price fraud, among others.
According to Price Law of the PRC, drug prices must be set in compliance with the law of value. Prices of most commodities and services are market-adjusted prices and prices of a very small number of commodities and services are government- guided prices or government-set prices. The prices of pharmaceutical products are mainly determined by market competition. Instead of direct governmental price controls, the government primarily regulates prices by establishing a centralized procurement mechanism, revising medical insurance reimbursement standards and strengthening regulation of medical and pricing practices.
The Opinions on Effectively Carrying out Drug Price Administration at Present promulgated by National Healthcare Security Administration seek to further improve the drug pricing formation mechanism and emphasizes the market-oriented drug pricing mechanism. Although narcotic drugs and Category 1 psychotropic drugs are subject to government pricing, other drugs are priced by drug operators according to the market. Meanwhile, the national and provincial medical security departments may implement or delegate third parties to implement price cost investigation on drug suppliers and the results can be used as the basis for determining whether the drugs were sold at unfair prices.
Drug Distribution and Two-Invoice System
The Implementing Opinions on Promoting the “Two-Invoice System” for Drug Procurement By Public Medical Institutions (For Trial Implementation) (the “Two-Invoice System”) is a system that mandates only two invoices shall be issued during the drug distributions, i.e., pharmaceutical manufacturers to issue one invoice to pharmaceutical distributors and pharmaceutical distributors to provide another one invoice to public medical institutions. The Two-Invoice System excludes the sale of products through a chain of distributors which will, in result, increase the ultimate drug price of the public medial institutions. Pharmaceutical companies must comply with the Two-Invoice System in order to engage in procurement processes with public hospitals.
According to the Several Opinions of the General Office of the State Council on Further Reform and Improvement in Policies of Drug Production, Circulation and Use, the Two-Invoice System would be promoted in pilot areas for public hospital reform, and has been implemented nationwide by 2018. Pharmaceutical companies must comply with the Two-Invoice System in order to engage in procurement processes with public hospitals.
Regulation in Relation to Intellectual Property Rights
Patents
Pursuant to the Patent Law of the PRC and the Implementation Rules of the Patent Law of the PRC, an invention-creation shall mean an invention, utility model or design. Inventions and utility models for which patent rights are granted and an invention-creation must possess novelty, creativity and practicality. The China National

Intellectual Property Administration is responsible for receiving, examining and approving patent applications. The protection period is 20 years for an invention patent, 10 years for a utility model patent and 15 years for a design patent, commencing from such patent’s application date. Any patentee or interested party may file a lawsuit with a people’s court against any individual or entity that utilizes a patent or conducts any other activity that infringes a patent without the patent holder’s authorization, and may request regulatory authorities to order the infringer to stop the infringement act forthwith or impose a fine on the infringer. If the patent infringement is found to constitute a crime, the patent infringer shall be held criminally liable in accordance with applicable laws. According to the PRC Patent Law, for public health purposes, the China National Intellectual Property Administration may grant a compulsory license for manufacturing patented drugs and exporting them to countries or regions covered under relevant international treaties to which PRC has acceded. In addition, according to the Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in the PRC is required to report to the China National Intellectual Property Administration for confidentiality examination.
Trademarks
Pursuant to the Trademark Law of the PRC and the Regulations on the Implementation of the Trademark Law of the PRC, the validity period of registered trademarks is 10 years, calculated from the date of approval of the registration. A trademark registrant intending to continue to use the registered trademark upon expiry of the period of validity must undergo the renewal formalities within 12 months before expiry according to the relevant provisions. If it fails to do so, the trademark registrant may be granted a six-month grace period. The period of validity of each renewal is 10 years, commencing from the day after the expiry date of the last period of validity. If the renewal formalities are not satisfied within the grace period, the registration of the trademark is canceled.
Copyright
Copyright in the PRC is protected by the Copyright Law of the PRC and Regulations for the Implementation of the Copyright Law of PRC. These laws and regulations provide provisions on the classification of works and the obtaining and protection of copyright and its related rights.
Domain Names
Domain names are protected under the Measures for the Administration of Internet Domain Names issued by the Ministry of Industry and Information Technology (the “MIIT”) and Implementing Rules on Registration of China Country Code Top-level Domain Names issued by China Internet Network Information Center. The MIIT is the regulatory body responsible for the administration of PRC internet domain names. The China Internet Network Information Center is responsible for the administration of registration of China country code top-level domain names.
Trade Secrets
According to the Anti-Unfair Competition Law of the PRC and Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Civil Cases Involving Trade Secret Infringement, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (i) acquiring a trade secret from the right holder by theft, bribery, fraud, coercion, electronic intrusion or any other illicit means; (ii) disclosing, using or allowing another person to use a trade secret acquired from the right holder by any means as specified in the preceding subparagraph; (iii) disclosing, using or allowing another person to use a trade secret in its possession, in violation of its confidentiality obligation or the requirements of the right holder for keeping the trade secret confidential; and (iv) abetting a person, or tempting or aiding a person into or in acquiring, disclosing, using or allowing another person to use the trade secret of the right holder in violation of his or her non-disclosure obligation or the requirements of the right holder for keeping the trade secret confidential.
Regulations on Environmental Protection
According to the Environmental Protection Law of the PRC, the Regulations on the Administration of Construction Project Environmental Protection and the Environmental Impact Assessment Law of the PRC and Law of the PRC on the Prevention and Control of Environment Pollution Caused by Solid Wastes, an enterprise, which causes environmental pollution and discharges other materials that endanger the public, must implement environmental protection methods and procedures into its business operations. Where effects may be exerted on the environment after the completion of construction projects, the construction enterprise must submit an environmental impact report (form) or environmental impact registration form to the relevant environmental protection department. Any project that is required to prepare the environmental impact report (form) in accordance with the law must obtain the approval from the relevant environmental protection department for its environmental impact assessment documents; otherwise, construction on the project may not begin. Pursuant to the Administrative Measures for Pollutant Discharge Licensing and the Regulations on the Administration of Pollutant Discharge Permits, a pollutant-discharging entity subject to pollutant discharge permit administration must legally hold a pollutant discharge license and discharge pollutants in compliance with the pollutant discharge license. Any entity subject to pollutant discharge permit administration must obtain a pollutant discharge license prior to discharging any pollutants. A pollutant discharge license shall be valid for five years.
Pursuant to the Notice of the General Office of the State Council on Issuing the Implementation Plan for the Permit System for Controlling the Discharge of Pollutant Emission and the Classification Administration List of Pollutant Discharge Permitting for Fixed Pollution Sources (2019 Version), the state implements a focused management, a simplification management and a registration management of emission permits based on the pollutant discharging enterprises and other manufacturing businesses’ amount of pollutants, emissions and the extent of environmental damage. The manufacturing of drug substance and manufacturing dose for chemical drugs (except for manufacturing of dose for chemical drugs that are simply mixed or repackaged) fall within the industries that are strictly regulated, and must obtain the discharge permit in accordance with the prescribed time limit.
Hazardous Chemicals
Regulations on Safety Administration of Hazardous Chemicals and Catalogue of Hazardous Chemicals (Edition 2015) provides regulatory requirements on the safe production, storage, use, operation and transportation of hazardous chemicals. The PRC government exerts strict control over implementing overall planning and rational layout for the production and storage of hazardous chemicals and exam safety conditions of construction project concerning manufacturing or storing hazardous chemicals. An enterprise that manufactures and stores hazardous chemicals is required to appoint a qualified institution to conduct safety evaluations of its safety production conditions once every three years and to prepare a safety evaluation report.
According to the Administrative Measures for the Registration of Hazardous Chemicals, the state adopts a registration system for hazardous chemicals. The registration of hazardous chemicals is subject to the principles of application by enterprises, two-level review, unified issuance of certificates and hierarchical administration. Where any registering enterprise fails to go through the registration formalities for hazardous chemicals or fails to go through the formalities for altering the registration contents of hazardous chemicals when the type of registration changes or the hazardous chemicals it manufactures or imports have new hazardous characteristics, the registering enterprise must make corrections and may be subject to a fine of not more than 50,000 yuan. If the registering enterprise refuses to make corrections, it shall be given a fine of not less than 50,000 yuan but not more than 100,000 yuan. If the circumstance is serious, the registering enterprise will be ordered to suspend production and business for rectification.
Product Liability
Pursuant to the Product Quality Law of the PRC, manufacturers shall be liable for the quality of products they produce and guarantee that the product quality meets the requirements stipulated by laws and shall not mix impurities or imitations into products, pass fake goods off as genuine ones or shoddy products as good ones or sub-standard products as standard ones. Sellers are required to take measures to ensure the quality of the products sold by them. Unless the manufacturer is able to prove that: (i) the product has never been circulated; (ii) the defects causing injuries or damage did not exist at the time when the product was circulated; or (iii) the science and technology at the time when the product was circulated were at a level incapable of detecting the defects, the manufacturer shall be liable to compensate for any bodily injuries or damage to property other than the defective product itself resulting from the defects in the product. Penalties under the Product Quality Law of the PRC include a fine up to three (3) times the value of the products that have been illegally produced or sold; where there is illegal income, the illegal income shall be confiscated; where the circumstances are serious, the business license shall be revoked; where the case constitutes a crime, criminal liability shall be pursued in accordance with law.
According to the Civil Code of the PRC, where a defect of a product endangers the personal or property safety of another person, the manufacturer or the seller shall assume civil liabilities in accordance with the law.

Labor Protection
According to the Labor Law of the PRC, employers must develop and improve their rules and regulations in accordance with the law to ensure that workers enjoy their labor rights and perform their labor obligations. Employers must develop and improve the system of labor safety and sanitation and strictly implement the national protocols and procedures on labor safety. Employers must guard against labor safety accidents and reduce occupational hazards and labor safety and sanitation facilities must meet the relevant national standards. Employers must provide workers with the necessary labor protection equipment that meets the safety and hygiene conditions stipulated under national regulations by the State and conduct regular health checks for workers who engage in operations with occupational hazards. Laborers engaged in special operations must have received specialized training and obtained the pertinent qualifications.
According to Labor Contract Law of the PRC and the Implementation Regulations of the Labor Contract Law of the PRC, employers and employees must enter into written labor contracts to establish their employment relationships. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contracts must be entered into within one month from the date when the employee begins to work. In addition, wages shall not be lower than the local minimum wage standard.
According to Interim Provisions on Labor Dispatch, employers may employ dispatched workers only for temporary, auxiliary or substitutable positions and must strictly control the number of dispatched workers which may not exceed 10% of the total number of its workers.
Social Insurance and Housing Fund Regulations
According to the PRC Social Insurance Law, the Interim Regulation on Levying Social Insurance Premiums, the Regulation on Work-Related Injury Insurance, the Regulation on Unemployment Insurance and the Trial Measures for Maternity Insurance of Enterprises Employees, the employer must contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, work injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while work-related injury insurance and maternity insurance contributions shall only be paid by employers. Employers who fail to promptly contribute social security premiums in full shall be ordered by the social security premium collection agency to make or supplement contributions within a prescribed time limit and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within prescribed time limit, the relevant administrative authorities shall impose a fine ranging from one to three times the outstanding amount.
According to the Regulation on the Administration of Housing Provident Fund, employers must register with the competent managing center for housing provident funds and upon the examination by such center, these employers shall complete procedures for opening an account at the bank for the deposit of employees’ housing provident funds. Employers are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner. Employers that violate the Regulation on Housing Provident Fund and fail to open housing provident fund accounts for their employees with the housing fund administration center within a designated period or fail to go through the formalities of opening housing provident fund accounts for their employees shall be subject to a fine ranging from 10,000 yuan to 50,000 yuan.
Foreign Investment
The Foreign Investment Law of the PRC and the Implementing Regulation for the Foreign Investment Law, applies to any investment activities directly or indirectly conducted by a foreign natural person, enterprise or other organization and a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law shall adjust its legal form or governance structure to comply with the provisions of the Company Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable and complete amendment registration before January 1, 2025. According to the Foreign Investment Law of the PRC, the state applies the administrative system of pre-establishment national treatment plus negative list to foreign investment and accords national treatment to foreign investment outside of the negative list. Furthermore, the Implementing Regulation for the Foreign Investment Law provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.
On December 30, 2019, the Ministry of Commerce of the PRC (“MOFCOM”) and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Measure for Reporting of Information on Foreign

Investment, which came into effect on January 1, 2020 and pursuant to which, the establishment of the foreign-invested enterprises, including establishment through purchasing the equities of a domestic non-foreign-invested enterprise or subscribe to the increased capital of a domestic non-foreign funded enterprise and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System. Other than the initial and change report, foreign-invested enterprises shall also submit an annual report through National Enterprise Credit Information Publicity System. Foreign-invested enterprises that are deregistered or converted into domestic-funded enterprises are deemed to have submitted a deregistration report after completing the enterprise deregistration or change of registration at the local branch of the State Administration for Market Regulation, the deregistration information will be delivered to the MOFCOM or its local branch from the local branch of the State Administration for Market Regulation, foreign-invested enterprises do not required to submit the deregistration report to the MOFCOM or its local branch separately.
The Special Administrative Measures for Foreign Investment (2024 Edition) (“Negative List”) sets out in a unified manner the special management measures for the access of foreign investments such as requirements for equity and senior management. Any field falling outside the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. Domestic enterprises engaged in businesses in fields prohibited from investment by the Negative List must be reviewed and approved by the relevant competent authorities of the state before issuing shares abroad and listing for trading. Foreign investors are not allowed to participate in the operation and management of the enterprises and their equity ratio are governed with reference to the relevant regulations on the management of domestic securities investment by overseas investors.
Regulations on Outbound Investment
Pursuant to the Administrative Measures on Outbound Investments, the MOFCOM and the commerce departments at provincial levels shall subject the overseas investment of enterprises to recordation or confirmation management, depending on the actual circumstances of investment. Overseas investment involving any sensitive country or region, or any sensitive industry is subject to confirmation management. Overseas investment under other circumstances is subject to recordation management.
Pursuant to the Administrative Measures for the Outbound Investment of Enterprises, an enterprise in the territory of the PRC (“the PRC Investor”) shall, in overseas investment, undergo the formalities for the confirmation or recordation, among others, of an overseas investment project (the “Investment Project”), report the relevant information and cooperate in supervisory inspection. Sensitive Investment Projects conducted by PRC Investors directly or through overseas enterprises controlled by them shall be subject to approval, and non-sensitive Investment Project directly conducted by PRC Investors, namely, non-sensitive Investment Projects involving PRC Investors’ direct contribution of assets or rights and interests or provision of financing or security, shall be subject to filing. The aforementioned sensitive Investment Project means an Investment Project involving a sensitive country or region or a sensitive industry. The NDRC promulgated the Catalogue of Sensitive Sectors for Outbound Investment (2018 Edition) to list the sensitive industries in detail.
Enterprise Income Tax
Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, a PRC resident enterprise is subject to EIT at the current uniform rate of 25% commencing from January 1, 2008 unless reduced under certain specific qualifying criteria. The term “resident enterprise” refers to any enterprise established in the PRC and any enterprise established outside the PRC with a “place of effective management” within the PRC.
Cullgen Shanghai received a certificate from the Shanghai government for a High and New Technology Enterprise (“HNTE”) qualification in December 2024. This certificate is valid for a period of three years and entitles Cullgen Shanghai to enjoy a preferential income tax rate of 15% during such period.
Non-resident Enterprises Taxation Arrangement
Dividends (if any) paid by Cullgen’s subsidiaries in the PRC to their direct offshore parent companies are subject to PRC withholding income tax at the rate of 10%, provided that such dividends are not effectively connected with any establishment or place of the offshore parent company in the PRC. The 10% withholding income tax rate may be reduced or exempted pursuant to the provisions of any applicable tax treaties or tax arrangements. Hong Kong has a tax arrangement with mainland PRC that provides for a 5% withholding tax on dividends upon meeting certain conditions and requirements, including, among others, that the Hong Kong resident enterprise directly owns at least

25% equity interests of the PRC enterprise and is a “beneficial owner” of the dividends. Under the EIT Law and its implementation rules, gains derived by non-resident enterprises from the sale of equity interests in a PRC resident enterprise are subject to PRC withholding income tax at the rate of 10%. The 10% withholding income tax rate may be reduced or exempted pursuant to applicable tax treaties or tax arrangements. The gains are computed based on the difference between the sales proceeds and the original investment basis. Stamp duty is also payable upon a direct transfer of equity interest in a PRC resident enterprise. The stamp duty is calculated at 0.05% on the transfer value, payable by each of the transferor and transferee.
The Announcement of the State Taxation Administration on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“Circular 37”) purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amounts and the date of occurrence of the withholding obligation. Specifically, Circular 37 provides that where the transfer income subject to withholding at its source is derived by a non-PRC resident enterprise by way of installments, the installments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld.
Value-added Tax
According to the Provisional Regulations on value-added tax (“VAT”) of the PRC and its implementation rules, unless otherwise specified by relevant laws and regulations, any enterprise or individual engaged in the sale of goods, provision of processing, repair and replacement services, sales of service, intangible assets and real estate and the importation of goods in the PRC are generally required to pay VAT.
According to the Circular of the Ministry of Finance and the State Taxation Administration on Adjustment to Value-Added Tax Rates (“Circular 32”) for VAT taxable sales acts or importation of goods originally subject to VAT rates of 17% and 11%, respectively, such tax rate shall be adjusted to 16% and 10%, respectively. For exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%. For exported goods and cross-border taxable acts originally subject to a tax rate of 11% and an export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and supersedes existing provisions which are inconsistent with Circular 32.
Pursuant to the Announcement on Policies for Deepening the VAT Reform (“Circular 39”) for VAT taxable sales acts or importation of goods originally subject to VAT rates of 16% and 10%, respectively, such tax rate shall be adjusted to 13% and 9%, respectively. For exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%. For exported goods and cross-border taxable acts originally subject to a tax rate of 10% and an export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Circular 39 became effective on April 1, 2019 and supersedes existing provisions which are inconsistent with Circular 39. According to the Circular on the Value-added Tax Policies for Rare Disease Drugs, for the production and sale of drugs for rare diseases, VAT shall be calculated and paid at the rate of 3% under the simplified method.
Dividends, Distributions and Other Transfers
Generally, cash is transferred through Cullgen’s organization in the following manner: (i) funds are transferred to Cullgen Shanghai from Cullgen, in the form of capital contributions or shareholder loans; and (ii) dividends or other distributions may be paid by Cullgen Shanghai to Cullgen.
Cullgen may not be able to transfer funds out of Cullgen Shanghai, or Cullgen might face difficulties in transferring funds from investors in the PRC should Cullgen decide to solicit investments from investors in the PRC, in a timely manner due to restrictions imposed by the PRC authorities.
Under PRC laws and regulations, Cullgen’s operating subsidiary in the PRC, Cullgen Shanghai, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise, such as Cullgen Shanghai, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the enterprise.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Any limitation on the ability of Cullgen Shanghai to pay dividends or make other distributions to Cullgen could materially and adversely limit Cullgen’s ability to grow, make investments or acquisitions that could be beneficial to Cullgen’s business, pay dividends, or otherwise fund and conduct its business.
Since Cullgen’s inception to the date of this proxy statement/prospectus, there were no transfers, dividends, or distributions between Cullgen Shanghai and Cullgen, or to investors (excluding shareholder capital contributions). In addition, since Cullgen Shanghai’s inception, Cullgen Shanghai has not paid a dividend to Cullgen. Cullgen intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Combined Company board of directors deems relevant.
Foreign Exchange
According to the Regulation of the PRC on Foreign Exchange Administration, the foreign exchange income and expenditure and foreign exchange business operations of PRC institutions and individuals, as well as the foreign exchange income and expenditure and foreign exchange business operations conducted within the territory of the PRC by overseas institutions and individuals, shall be subject to Foreign Exchange Administration. The Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments, but is not freely convertible for capital expenditure items such as direct investments, loans or investments in securities outside of the PRC unless approval from the State Administration of Foreign Exchange (the “SAFE”) or its local counterpart is obtained in advance.
According to the Administrative Regulation regarding Foreign Exchange Settlement, Sales and Payment, foreign exchange receipts under the current account of foreign-invested enterprises may be retained to the fullest extent specified by the foreign exchange bureau. Any portion in excess of such amount shall be sold to a designated foreign exchange bank or through a foreign exchange swap center.
According to the Circular on Further Simplifying and Improving Policies on Foreign Exchange Administration for Direct Investment, banks shall directly examine and handle foreign exchange registration under overseas direct investment. The State Administration of Foreign Exchange and its branches shall indirectly regulate the foreign exchange registration of direct investment through banks.
According to the Notice on Revolutionizing and Regulating Capital Account Settlement Management Policies, foreign currency earnings in capital accounts that maintain relevant policies of willingness to exchange settlement and have been clearly implemented on (including the recalling of raised capital by overseas listing) may undertake foreign exchange settlement in the banks according to actual business needs of the domestic institutions. The tentative percentage of foreign exchange settlement for foreign currency earnings in capital account of domestic institutions is 100%, subject to adjust of the SAFE in due time in accordance with international revenue and expenditure situations.
On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”) requires PRC residents to register their legally owned assets or equity interests in domestic enterprises or offshore assets or interests with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing. Failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls. The Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment allows banks to directly examine and handle the initial foreign exchange registration and amendment registration under the SAFE Circular 37 on behalf of the SAFE.

Regulations Relating to Stock Incentive Plans
The SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules, which prescribed that PRC citizens or non-PRC citizens residing in the PRC for a continuous period of no less than one year (except for foreign diplomatic personnel in the PRC and representatives of international organizations in the PRC) who participate in any stock incentive plan of an overseas publicly-listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency (as such agency may be the PRC affiliate of the overseas publicly listed company which participates in stock incentive plan, or other domestic institutions qualified for asset trust business lawfully designated by such company) to handle foreign exchange registration and entrust an overseas institution to handle issues such as the exercise of options, the purchase and sale of corresponding stocks or equity and transfer of corresponding funds. In addition, the domestic agency is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan.

PULMATRIX MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Pulmatrix Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of Pulmatrix’s financial statements with a narrative from the perspective of its management on its financial condition, results of operations, liquidity, and certain other factors that may affect Pulmatrix’s future results. The information set forth below should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this proxy statement/prospectus.
Overview
Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. Pulmatrix’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes.
Pulmatrix designs and develop inhaled therapeutic products based on its proprietary dry powder delivery technology, iSPERSE™, which enables delivery of small or large molecule drugs to the lungs by inhalation for local or systemic applications. The iSPERSE™ powders are engineered to be small, dense particles with highly efficient dispersibility and delivery to airways. iSPERSE™ powders can be used with an array of dry powder inhaler technologies and can be formulated with a broad range of drug substances including small molecules and biologics. Pulmatrix believes the iSPERSE™ dry powder technology offers enhanced drug loading and delivery efficiency that outperforms traditional lactose-blend inhaled dry powder therapies.
Pulmatrix believes the advantages of using the iSPERSE™ technology include reduced total inhaled powder mass, enhanced dosing efficiency, reduced cost of goods, and improved safety and tolerability profiles.
After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on November 13, 2024, Pulmatrix entered into Merger Agreement. The Merger Agreement was unanimously approved by Pulmatrix’s Board of Directors, which resolved to recommend approval of the Merger Agreement to Pulmatrix stockholders.
The closing of the Merger is subject to approval by Pulmatrix stockholders and Cullgen stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction, Nasdaq’s approval of the listing of the shares of Pulmatrix common stock to be issued in connection with the Merger, and approval from the China Security Regulatory Commission. If the Merger is completed, the business of Cullgen will continue as the business of the combined company. Pulmatrix is currently seeking opportunities to monetize its existing clinical assets.
Pulmatrix’s future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the Merger and any asset sale, will result in Pulmatrix pursuing such a transaction, or that any transactions, if pursued, will be completed on terms favorable to Pulmatrix and its stockholders in the existing Pulmatrix entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, and if the Merger is not consummated, the Pulmatrix board of directors may decide to pursue a dissolution and liquidation of Pulmatrix.
Pulmatrix’s goal has been to develop breakthrough therapeutic products that are safe, convenient, and more effective than the existing therapeutic products for respiratory and other diseases where iSPERSE™ properties are advantageous.
Pulmatrix’s current pipeline of clinical assets is aligned to this goal and includes iSPERSE™-based therapeutic candidates which target the prevention and treatment of a range of diseases, including CNS disorders and pulmonary diseases. These therapeutic candidates include PUR3100 for the treatment of acute migraine, PUR1800 for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), and PUR1900 for the treatment of ABPA in patients with asthma and in patients with cystic fibrosis (“CF”). Each program is enabled by its unique iSPERSE™ formulation designed to achieve specific therapeutic objectives.

Pulmatrix is exploring opportunities to monetize these clinical assets in connection with the Merger. Continued development of these candidates, if that were to occur, would be contingent on securing additional funding and would require significant expenditures to advance. Thereafter, if development of such product candidates were to be continued and successfully advanced (of which there can be no assurance), it would be necessary to seek and obtain marketing approval to commercialize such product candidates, which could be expected to require the expenditure of significant additional resources and expenses related to regulatory, product sales, medical affairs, marketing, manufacturing and distribution.
Contingent on securing additional funding and continuing development of these candidates, Pulmatrix would expect to continue to incur substantial expenses and operating losses for at least the next several years, as it would:
•
Pursue further clinical studies for PUR3100, an orally inhaled dihydroergotamine (“DHE”) including a Phase 2 clinical study for the treatment of acute migraine. Pulmatrix received Food and Drug Administration (“FDA”) acceptance of its Investigational New Drug Application (“IND”) and a “study may proceed” letter in September 2023, positioning PUR3100 as Phase 2-ready for potential financing or partnership discussions.

•	Pursue partnership or other alternatives to monetize or advance PUR1800, focusing on the development of an orally inhaled kinase inhibitor for treatment of AECOPD.
•
Capitalize on Pulmatrix’s proprietary iSPERSE™ technology and its expertise in inhaled therapeutics and particle engineering to identify new product candidates for prevention and treatment of diseases, including those with important unmet medical needs.

•	Invest in protecting and expanding Pulmatrix’s intellectual property portfolio and file for additional patents to strengthen its intellectual property rights.
•	Seek partnerships and license agreements to support the product development and commercialization of Pulmatrix’s product candidates.
•	Position Pulmatrix to be able to consider strategic alternatives.
Pulmatrix does not have any products approved for sale and has not generated any revenue from product sales. Pulmatrix will not generate product sales unless and until it successfully completes clinical developments and obtains regulatory approvals for its product candidates. Additionally, Pulmatrix currently utilizes third-party contract research organizations (“CROs”) to carry out its clinical development activities and third-party contract manufacturing organizations (“CMOs”) to carry out its clinical manufacturing activities as it does not yet have a commercial organization. If Pulmatrix obtains regulatory approval for any of its product candidates, it expects to incur substantial expenses related to developing its internal commercialization capability to support product sales, marketing and distribution. Accordingly, Pulmatrix anticipates that it will seek to fund its operations through public or private equity or debt financings, licensing arrangements, collaborations with third parties, non-dilutive grants or other sources, potentially including collaborative commercial arrangements. Likewise, Pulmatrix intends to seek to limit its commercialization costs by partnering with other companies with complementary capabilities or larger infrastructure including sales and marketing.
Because of the numerous risks and uncertainties associated with product development, Pulmatrix is unable to predict the timing or amount of increased expenses or when or if it will be able to achieve or maintain profitability. Even if it is able to generate product sales, Pulmatrix may not become profitable. If Pulmatrix fails to become profitable or is unable to sustain profitability on a continuing basis, it may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.
Therapeutic Candidates
PUR3100
Pulmatrix is currently exploring opportunities to monetize PUR3100.
In 2020, Pulmatrix developed PUR3100, the iSPERSE™ formulation of DHE, for the treatment of acute migraine. Currently DHE is only available as subcutaneous, intravenous infusion or intranasal delivery. If approved for commercialization, PUR3100 has the opportunity to be the first orally inhaled DHE treatment for acute migraine and be an alternative to other acute therapies. Given the oral inhaled route of delivery, PUR3100 is anticipated to provide relief from the rapid onset of migraine symptoms and provide a favorable tolerability profile.

A total of three 14-day GLP toxicology studies have been completed with PUR3100 to support single-dose clinical studies. Pulmatrix is planning to conduct a chronic toxicology study to support long-term dosing. Based on discussions with the FDA, this would complete the non-clinical requirements to support an NDA.
Pulmatrix’s interactions with the FDA have indicated that, in addition to the planned Phase 2 and Phase 3 studies, long-term safety should be assessed in a minimum of one hundred patients for six months of dosing and fifty patients for twelve months of dosing. The FDA also confirmed that it will be necessary to perform a safety study administering PUR3100 to otherwise healthy patients with asthma before an NDA is submitted.
On September 26, 2022, Pulmatrix announced the completion of patient dosing in a Phase 1 clinical study, performed in Australia. The study design was a double-dummy, double-blinded trial to assess the safety, tolerability, and pharmacokinetics of three dose levels of single doses of inhaled PUR3100 with IV placebo, as compared to IV DHE (DHE mesylate injection) with inhaled placebo. This study may also provide preliminary comparative bioavailability data to support the use of the 505(b)(2) pathway for marketing authorization. Twenty-six healthy subjects were enrolled and each of the four groups contained at least six subjects.
On January 4, 2023, Pulmatrix announced topline results. Pulmatrix presented the Phase 1 study data at the American Headache Society 65th Annual Meeting in June 2023. The study showed that PUR3100 achieved peak exposures in the targeted therapeutic range and time to maximum concentration occurred at five minutes after dosing at all dosing levels. The PUR3100 dose groups also showed a lower incidence of nausea and no vomiting compared to observations of nausea and vomiting in the IV administered DHE dose group.
Based on the rapid systemic exposure in the therapeutic range and the improved side effect profile relative to IV dosing, Pulmatrix believes the PUR3100 formulation of DHE may differentiate from approved DHE products or those known to be in development. If effectiveness is demonstrated, PUR3100 may offer the convenience of being self-administered with a pharmacokinetic profile that may potentially provide rapid onset of action.
In September 2023, Pulmatrix announced that the FDA accepted the PUR3100 IND and the receipt of a “study may proceed” letter for the clinical study: “A Phase 2, Multicenter, Randomized, Double-Blind, Placebo-Controlled, Single Event Study to Evaluate the Safety, Tolerability, and Efficacy of PUR3100 (Dihydroergotamine Mesylate Inhalation Powder) in the Acute Treatment of Migraine”. Pulmatrix anticipates that this Phase 2 clinical study will initiate once financing or partnership arrangements have been made.
On May 15, 2024, Pulmatrix announced publication of, “Safety, tolerability, and pharmacokinetics of a single orally inhaled dose of PUR3100, a dry powder formulation of dihydroergotamine versus intravenous dihydroergotamine: A Phase 1 randomized, double-blind study in healthy adults” in the peer-reviewed publication Headache: The Journal of Head and Face Pain.
Pulmatrix believes that in this trial, PUR3100 demonstrated the potential for rapid pain relief and improved DHE tolerability versus IV DHE. With a Tmax of 5 minutes and a Cmax in the therapeutic window for all doses tested, Pulmatrix believes that PUR3100 has the potential to address an unmet need for acute migraine sufferers and Pulmatrix is pursuing different options to advance PUR3100 into a Phase 2 clinical trial to further investigate its promising profile in treating acute migraine.
The completed Phase 1 study demonstrated optimal pharmacokinetics and improved tolerability of PUR3100 compared to IV DHE. The Phase 1 trial was a randomized, double-dummy, double-blinded design to assesses the safety, tolerability, and pharmacokinetics (PK) of three dose groups treated with inhaled PUR3100 with intravenous (IV) placebo, compared to a single dose of IV DHE (DHE mesylate injection) with inhaled placebo in healthy volunteers. All doses of PUR3100 were generally well tolerated with a lower incidence of nausea (21% vs. 86%), vomiting (0% vs. 29%), and headache (16% vs. 57%) compared to IV DHE. The PK profile of PUR3100 versus IV DHE was characterized by a similar mean time to Cmax (5 vs. 5.5 min), with reduced AUC0–2h (1120–4320 vs. 6340), and a lower Cmax (3620–14,400 vs. 45,000). All doses of PUR3100 were associated with mean Cmax above the minimum level required to achieve efficacy (1000 pg/mL).
PUR1800
Pulmatrix is currently exploring opportunities to monetize PUR1800.

PUR1800 is a Narrow Spectrum Kinase Inhibitor, engineered with Pulmatrix’s iSPERSE™ technology, being developed for the treatment of acute exacerbations in chronic obstructive pulmonary disease (AECOPD). PUR1800 targets p38 MAP kinases (p38MAPK), Src kinases, and Syk kinases. These kinases play a critical role in chronic inflammation and airway remodeling.
Pulmatrix completed a Phase 1b safety, tolerability, and pharmacokinetics of PUR1800 for patients with stable moderate-severe COPD. Topline data was delivered in the first quarter of 2022 and presented at the American Academy of Allergy, Asthma and Immunology conference in the first quarter of 2023.
The clinical study, performed at the Medicines Evaluation Unit in Manchester, UK, was a randomized, three-way crossover double-blind study with 14 days of daily dosing, which included placebo and one of two doses of PUR1800, and included a 28-day follow-up period after each treatment period. A total of 18 adults with stable COPD were enrolled. Safety and tolerability, as well as systemic pharmacokinetics (“PK”) were evaluated.
PUR1800 was well tolerated and there were no observed safety signals. The PK data indicate that PUR1800 results in low and consistent systemic exposure when administered via oral inhalation. The topline data, along with the results from chronic toxicology studies, support the continued development of PUR1800 for the treatment of AECOPD and other inflammatory respiratory diseases. These data will inform the design of a potential Phase 2 study in the treatment of AECOPD.
Toxicology studies in rats and dogs, with durations of six and nine months respectively, are complete. The data from both studies demonstrated that PUR1800 is safe and well tolerated with chronic dosing, with little to no progression of findings from 28-day studies. Pulmatrix believes that this indicates potential for chronic dosing of PUR1800, enabling Pulmatrix to explore PUR1800 therapy for chronic respiratory diseases such as steroid resistant asthma, COPD, or idiopathic pulmonary fibrosis. While the program is currently in development for treatment of acute exacerbation of COPD, these positive toxicology study results could expand potential indications and value of the program.
PUR1900
Pulmatrix is currently exploring opportunities to monetize PUR1900 within the United States.
On April 15, 2019, Pulmatrix entered into a Development and Commercialization Agreement (the “Cipla Agreement”) with Cipla for the co-development and commercialization, on a worldwide, except for the Cipla Territory defined below, exclusive basis, of PUR1900, Pulmatrix’s inhaled iSPERSE™ drug delivery system (the “Product”) enabled formulation of the antifungal drug itraconazole, which is only available as an oral drug, for the treatment of all pulmonary indications, including ABPA in patients with asthma. Pulmatrix entered into an amendment to the Cipla Agreement on November 8, 2021 (the “Second Amendment”) and a subsequent amendment on January 6, 2024 (the “Third Amendment”). All references to the Cipla Agreement herein refer to the Cipla Agreement, as amended. The Cipla Agreement will remain in effect in perpetuity, unless otherwise earlier terminated in accordance with its terms.
Pursuant to the Third Amendment, all development and commercialization activities with respect to the Product in all markets other than the United States (the “Cipla Territory”) will be conducted exclusively by Cipla at Cipla’s sole cost and expense, and Cipla shall be entitled to all profits from the sale of the Product in the Cipla Territory, except that Pulmatrix will receive 2% royalties on any potential future net sales by Cipla outside the United States.
Also pursuant to the Third Amendment, Pulmatrix and Cipla stopped patient enrollment for the ongoing Phase 2b clinical study. Pulmatrix agreed that during the period commencing on January 6, 2024 and ending July 30, 2024 (the “Wind Down Period”), it would complete all Phase 2b activities, assign or license all patents to Cipla and their registration with the appropriate authorities in the Cipla Territory, complete a physical and demonstrable technology transfer and secure all data from the Phase 2b study for inclusion in the safety database for the Cipla Territory.
For the duration of the Wind Down Period, Pulmatrix and Cipla were each responsible for 60% and 40%, respectively, of Pulmatrix’s Direct Costs. Pulmatrix shared all other development costs with Cipla that are not Direct Costs, such as the cost of clinical research organizations, manufacturing costs and other third-party costs, on a 50/50 basis. Reimbursements from Cipla to Pulmatrix for these costs were subject to a maximum reimbursement amount as approved by the joint steering committee.

Pulmatrix completed all Phase 2b wind down activities in the third quarter of 2024. As such, Pulmatrix no longer bears further financial responsibility for the commercialization and development with respect to the Product in the Cipla Territory, with such commercialization and development expenses of the Product in the Cipla Territory to be borne at Cipla’s sole cost and expense after January 6, 2024. Pulmatrix will receive 2% royalties on any potential future net sales by Cipla outside the United States. Within the United States, Pulmatrix and Cipla will seek to monetize PUR1900, Pulmatrix’s inhaled iSPERSE™ formulation of the antifungal drug itraconazole for indications where an orally inhaled antifungal may provide a therapeutic benefit or fulfill an unmet medical need.
Financial Overview
Revenues
To date, Pulmatrix has not generated any product sales. Revenues for the years ended December 31, 2024 and 2023 were primarily generated from the Cipla Agreement as related to Pulmatrix’s PUR1900 program, for which wind down activities have been completed.
For more discussion on the Cipla Agreement, please see Note 6, Significant Agreements, to Pulmatrix’s consolidated financial statements included in this proxy statement/prospectus.
Research and Development Expenses
Research and development expenses consist primarily of costs incurred for the research and development of Pulmatrix’s preclinical and clinical candidates, and include:
•	employee-related expenses, including salaries, benefits and stock-based compensation expense;
•	expenses incurred under agreements with CROs or CMOs, and consultants that conduct Pulmatrix’s clinical trials and preclinical activities;
•	the cost of acquiring, developing and manufacturing clinical trial materials and lab supplies;
•	facility, depreciation and other expenses, which include direct and allocated expenses for rent, maintenance of Pulmatrix’s facility, insurance and other supplies;
•	costs associated with preclinical activities and clinical regulatory operations; and
•	consulting and professional fees associated with research and development activities.
Pulmatrix expenses research and development costs to operations as incurred. Pulmatrix recognizes costs for certain development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or information provided to Pulmatrix by its vendors.
Research and development activities are central to Pulmatrix’s business model. Pulmatrix has utilized a combination of internal and external efforts to advance product development from early-stage work to clinical trial manufacturing and clinical trial support. External efforts have included work with consultants and substantial work at CROs and CMOs. Pulmatrix has historically supported an internal research and development team and facility for Pulmatrix’s pipeline and other potential development programs, however following the closing of the MannKind Transaction in the third quarter of 2024, in which the majority of Pulmatrix’s research and development employees were terminated and Pulmatrix’s facility lease was assigned to MannKind, Pulmatrix expects to utilize external resources for further development.
To continue development of existing programs or opportunities identified for iSPERSE™ in any new indications, Pulmatrix will need to secure additional funding and anticipate additional development costs would be incurred. Because of the numerous risks and uncertainties associated with product development, however, Pulmatrix cannot determine with certainty the duration and completion costs of these or other current or future preclinical studies and clinical trials. The duration, costs and timing of Pulmatrix’s future clinical trials and development of Pulmatrix’s product candidates will depend on a variety of factors, including the selected development path and uncertainties associated with clinical and preclinical studies, clinical trial enrollment rates and changing government regulation. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability.

General and Administrative Expenses
General and administrative expenses consist principally of salaries, benefits and related costs such as stock-based compensation for personnel and consultants in executive, finance, business development, corporate communications and human resource functions, facility costs not otherwise included in research and development expenses, patent filing fees and legal fees. Other general and administrative expenses include travel expenses, expenses related to being a publicly traded company, professional fees for consulting, auditing and tax services, and expenses related to Pulmatrix’s exploration of strategic alternatives, including the Merger.
Critical Accounting Estimates
This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on Pulmatrix’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires Pulmatrix to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in these consolidated financial statements. Pulmatrix bases its estimates on historical experience, known trends and events, and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.
Pulmatrix’s significant accounting policies are described in the notes to Pulmatrix’s consolidated financial statements appearing elsewhere in this proxy statement/prospectus. Pulmatrix believes the following are its critical accounting estimates which involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on Pulmatrix’s financial condition or results of operations.
Revenue Recognition
Pulmatrix’s principal source of revenue during the years ended December 31, 2024 and 2023 was derived from the Cipla Agreement. Revenue is recognized for the Cipla Agreement over the period of performance using a measure of progress based on costs incurred to date relative to the total expected costs (i.e., cost-to-cost method). Prior to the completion of the wind down of the Phase 2b study for PUR1900, a significant level of judgment has been necessary to estimate the total expected costs. The amount of revenue recognized in a given period is dependent on the accuracy of Pulmatrix’s estimate of the total expected costs. When estimating total expected costs, Pulmatrix makes assumptions and estimates regarding the total amount of internal and external resources required to satisfy the performance obligation, including the contracted scope of work with Cipla and tasks required to be completed, along with Pulmatrix’s ability and that of its contracted third parties to successfully carry out expected duties, achieve certain regulatory requirements and meet expected deadlines. Pulmatrix evaluates its measure of progress to recognize revenue for these agreements at each reporting date and, as necessary, adjusts the measure of progress and related revenue recognition. Pulmatrix also evaluates contract modifications and amendments to determine whether any changes should be accounted for prospectively or on a cumulative catch-up basis.
Accrued Research and Development Costs
Pulmatrix has various contracts with third parties related to its research and development activities. Research and development costs are expensed as incurred. Costs that are incurred but not billed to Pulmatrix as of the end of the period are accrued. Prior to the completion of the wind down of the Phase 2b study for PUR1900, estimating the expense incurred with CROs and CMOs involved significant uncertainty because these service providers may invoice Pulmatrix several months in arrears, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. Pulmatrix makes estimates of the expense incurred in each period based on the information available to it, Pulmatrix’s knowledge of the nature of the contractual activities generating such costs and communications with the service providers. Although Pulmatrix does not expect its estimates to be materially different from amounts actually incurred, such estimates for the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in Pulmatrix reporting amounts that are too high or too low in any particular period. To date, Pulmatrix’s estimates have not been materially different than amounts actually incurred.

Results of Operations
Comparison of the Years Ended December 31, 2024 and 2023
The following table sets forth Pulmatrix’s results of operations for each of the periods set forth below (in thousands):

	Year Ended December 31,
	2024	2023	Change
Revenues	$7,806	$7,298	$508

Operating expenses:
Research and development	7,166	15,518	(8,352)
General and administrative	7,785	6,520	1,265
Loss on MannKind Transaction	2,618	—	2,618
Total operating expenses	17,569	22,038	(4,469)
Loss from operations	(9,763)	(14,740)	4,977
Other income (expense):
Interest income	467	867	(400)
Fair value adjustment of warrants	(67)	—	(67)
Other expense, net	(196)	(248)	52
Net loss	$(9,559)	$(14,121)	$4,562

Revenues — Revenues were $7.8 million for the year ended December 31, 2024, as compared to $7.3 million for the year ended December 31, 2023, an increase of $0.5 million. The increase is primarily related to a contract modification of the Cipla Agreement which resulted in a cumulative catch-up adjustment recorded during the three months ended March 31, 2024. The amount of the cumulative catch-up had been included in deferred revenue at the beginning of the period. This increase was partially offset by Pulmatrix incurring fewer expenses eligible for reimbursement under the Cipla Agreement as compared to the corresponding period in the previous year, as Pulmatrix completed its wind down of the Phase 2b study during the third quarter of 2024.
Research and development expenses — Research and development expenses were $7.2 million for the year ended December 31, 2024, as compared to $15.5 million for the year ended December 31, 2023, a decrease of approximately $8.4 million. The decrease was primarily due to decreased spend of $3.9 million in costs related to Pulmatrix’s PUR1900 program, $2.2 million of lab facilities, contractors and other operating costs, $1.4 million of employment costs, and $0.8 million in costs related to Pulmatrix’s PUR3100 program.
General and administrative expenses — General and administrative expenses were $7.8 million for the year ended December 31, 2024, as compared to $6.5 million for the year ended December 31, 2023, an increase of approximately $1.3 million. The increase was primarily due to increased spend of $1.0 million in legal and professional services and $0.4 million in employment costs, partially offset by a decrease of $0.1 million in rent and other operating costs.
Loss on MannKind Transaction — Loss on MannKind Transaction was $2.6 million on certain assets held for sale as of June 30, 2024 and disposed of during the three months ended September 30, 2024, in connection with the assignment of Pulmatrix’s long-term lease of its Bedford facility pursuant to those certain agreement by and between Pulmatrix and MannKind Corporation and Cobalt Propco 2020, LLC (the “MannKind Transaction”), as compared with no such loss for the year ended December 31, 2023.
Liquidity and Capital Resources
Through December 31, 2024, Pulmatrix incurred an accumulated deficit of $297.2 million, primarily as a result of expenses incurred through a combination of research and development activities related to its various product candidates and general and administrative expenses supporting those activities. Pulmatrix has financed its operations since inception primarily through the sale of preferred and common stock, the issuance of convertible promissory notes, term loans, and collaboration and license agreements. Pulmatrix’s total cash and cash equivalents balance as of December 31, 2024 was $9.5 million.

Pulmatrix anticipates that it will continue to incur significant expenses in connection with pursuing strategic alternatives, including as related to and in connection with the Merger. Contingent on securing additional funding and continuing development of its program candidates, Pulmatrix anticipates that it would continue to incur losses over the next several years due to development costs associated with its iSPERSE™ pipeline programs. Pulmatrix expects that it will need additional capital to fund its operations as it continues to incur research and development and general and administrative expenses. Pulmatrix may raise such capital through a combination of equity offerings, debt financings, other third-party funding and other collaborations and strategic alliances.
Pulmatrix expects that its existing cash and cash equivalents as of December 31, 2024, will enable it to fund its operating expenses and capital expenditure requirements for at least the next 12 months following the date of its Annual Report on Form 10-K for the year ended December 31, 2024. Pulmatrix has based its projections of operating capital requirements on assumptions that may prove to be incorrect, and it may use all of its available capital resources sooner than it expects. Because of the numerous risks and uncertainties associated with research, development, achievement of contingent milestones and commercialization of pharmaceutical products, Pulmatrix is unable to estimate the exact amount of its operating capital requirements.
Pulmatrix has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
The following table sets forth the major sources and uses of cash for each of the periods set forth below (in thousands):

	Year Ended December 31,
	2024	2023
Net cash used in operating activities	$(10,716)	(15,985)
Net cash used in investing activities	(398)	(676)
Net cash provided by financing activities	—	53
Net decrease in cash, cash equivalents, and restricted cash	$(11,114)	(16,608)

Net cash used in operating activities
Net cash used in operating activities for the year ended December 31, 2024 was $10.7 million, which was primarily the result of a net loss of $9.6 million and $4.8 million in cash outflows associated with changes in operating assets and liabilities, partially offset by $3.6 million of net non-cash adjustments.
Net cash used in operating activities for the year ended December 31, 2023 was $16.0 million, which was primarily the result of a net loss of $14.1 million and $4.3 million in cash outflows associated with changes in operating assets and liabilities, partially offset by $2.4 million of net non-cash adjustments.
Net cash used in investing activities
Net cash used in investing activities for the years ended December 31, 2024 and 2023 was due to purchases of property and equipment.
Net cash provided by financing activities
No net cash was used in or provided by financing activities for the year ended December 31, 2024.
Net cash provided by financing activities for the year ended December 31, 2023 resulted from proceeds from the issuance of common stock, net of issuance costs, under the Sales Agreement (as defined below).
Financings
In May 2021, Pulmatrix entered into an At-The-Market Sales Agreement (the “Sales Agreement”) with H.C. Wainwright and Co., LLC (“HCW”) to act as Pulmatrix’s sales agent with respect to the issuance and sale of up to $20.0 million of Pulmatrix’s shares of common stock, from time to time in an at-the-market public offering (the “ATM Offering”). Upon filing of the Annual Report on Form 10-K for the year ended December 31, 2024, Pulmatrix continued to be subject to General Instruction I.B.6 of Form S-3, pursuant to which in no event will Pulmatrix sell its common stock in a registered primary offering using Form S-3 with a value exceeding more than one-third of its public float in any 12 calendar month period so long as its public float remains below $75,000,000. Therefore, the amount that may be able to be raised using the ATM Offering will be significantly less than $20,000,000, until such time as Pulmatrix’s public float held by non-affiliates exceeds $75,000,000.
Sales of common stock under the Sales Agreement are made pursuant to an effective shelf registration statement on Form S-3, which was filed with the SEC on May 17, 2024, and subsequently declared effective on May 30, 2024 (File No. 333-279491), and a related prospectus. HCW acts as Pulmatrix’s sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of The Nasdaq Capital Market (“Nasdaq”). If expressly authorized by Pulmatrix, HCW may also sell the Pulmatrix’s common stock in privately negotiated transactions. There is no specific date on which the ATM Offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of the ATM Offering in an escrow, trust or similar account. HCW is entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds from the sale of Pulmatrix’s common stock pursuant to the Sales Agreement.
During the year ended December 31, 2024, no shares of Pulmatrix’s common stock were sold under the Sales Agreement.
During the year ended December 31, 2023, Pulmatrix sold 13,100 shares of common stock under the Sales Agreement at a weighted-average price of approximately $4.25 per share, which resulted in net proceeds of approximately $53 thousand.
Known Trends, Events and Uncertainties
Pulmatrix is subject to risks and uncertainties including, should it resume development of its product candidates, risks and uncertainties common to companies in the biopharmaceutical industry, including but not limited to, risks associated with completing preclinical studies and clinical trials, receiving regulatory approvals for product candidates, development by competitors of new biopharmaceutical products, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Should Pulmatrix resume development of its product candidates, significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization, would be required. These efforts would require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if Pulmatrix’s product development efforts are successful, should Pulmatrix resume development of its product candidates, it is uncertain when, if ever, Pulmatrix would realize revenue from product sales.

CULLGEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of Cullgen’s financial condition and results of operations should be read in conjunction with Cullgen’s consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus includes forward-looking statements that involve risks and uncertainties. As a result of many factors, Cullgen’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Business Overview
Cullgen is a clinical-stage biopharmaceutical company focused on the discovery and development of targeted protein degrader therapies designed to improve the lives of patients suffering from critical conditions such as pain, cancer and inflammation. Cullgen has created a portfolio of highly selective targeted protein degrader product candidates designed to potently and efficiently eliminate therapeutically relevant proteins in patients. By leveraging its expertise in targeted protein degraders, Cullgen believes its product candidates have many distinct advantages over other therapeutic modalities, including higher selectivity, improved therapeutic profile and avoidance of known toxicities. Cullgen’s lead product candidate, CG001419, is an oral pan-tropomyosin receptor kinase (“TRK”) degrader that is currently being studied in a Phase 1 trial in healthy volunteers with the intended indication of acute post-operative pain and in a Phase 1 trial for the treatment of solid tumors. Both trials are currently enrolling patients. Cullgen expects to report data from the Phase 1 trial in healthy volunteers in the fourth quarter of 2025 and complete enrollment for the dose escalation portion of the Phase 1 trial in patients with solid tumors in the second quarter of 2025. Cullgen’s second product candidate, CG009301, is a GSPT1 degrader being studied in a Phase 1 trial for the treatment of blood cancers, including relapsed/refractory acute myeloid leukemia (“AML”), higher-risk myelodysplastic syndrome and acute lymphoblastic leukemia. In addition to CG001419 and CG009301, Cullgen is also progressing a number of preclinical programs, including certain partnered programs, targeting indications within oncology and inflammatory diseases.
Through the use of targeted protein degraders, Cullgen seeks to expand the drug design paradigm beyond functional site inhibition. Traditionally, small molecule drugs have been designed to modulate the functional sites of proteins and block their activity. Cullgen believes that small molecule-mediated selective protein targeting represents an unprecedented opportunity in drug discovery to eliminate previously “undruggable” enzymes and proteins. This approach presents several advantages over traditional drug discovery strategies, including:
•	enabling a high degree of target specificity that can be rapidly validated in cells or tissues by proteomic analysis;
•	providing for the potential to reduce systemic drug exposure because of the lower doses generally required of targeted protein degraders due to their catalytic mechanism of action;
•
enabling the application to target proteins that are not currently therapeutically tractable, such as transcription factors, scaffold and other non-enzyme regulatory proteins, because the approach is not limited or directed to the functional sites of enzymes; and

•	providing for the potential to deliver the drug activity to selective tissues or organs based on the tissue- or organ-expression of the recruited E3 ligase.
CG001419 is an orally bioavailable targeted protein degrader broadly targeting the TRK family of proteins. Cullgen is initially developing CG001419 as a non-opioid alternative for pain management and as a treatment for various indications within oncology. Cullgen chose TRK proteins as its lead target because of its important physiological role in regulating the development, survival and function of neurons. Both third-party genetic evidence from humans and Cullgen’s in vivo animal models demonstrated that inactivation of TRK proteins results in an inability to sense certain types of pain, such as inflammatory pain, neuropathic pain and nociceptive, or noxious physical pain. TRK proteins also act as oncogenic drivers when mutated or rearranged, leading to uncontrolled cell growth and tumor development. In Cullgen’s preclinical studies, CG001419 demonstrated selective TRK protein degradation with favorable pharmacological and safety properties. Cullgen believes that CG001419 may translate into improved clinical outcomes over the current standard-of-care agents in each of the indications it is pursuing.
Cullgen is currently enrolling patients in two Phase 1 clinical trials of CG001419. The first trial is an open-label Phase 1a dose escalation trial in healthy volunteers is being held in Australia. Cullgen expects to enroll approximately

70 patients in this trial and expects to report initial results from this trial in the fourth quarter of 2025. Pending positive data from this Phase 1a trial, Cullgen plans to use the findings to support an Investigational New Drug (“IND”) application and determine the recommended Phase 2 dose for Cullgen’s planned proof-of-concept trial in post-bunionectomy patients. The second trial is a Phase 1a dose escalation trial for patients with solid tumors. Cullgen is currently enrolling patients and expects to complete enrollment in the second quarter of 2025.
Cullgen’s second product candidate, CG009301, is a highly selective targeted protein degrader targeting GSPT1 for the treatment of cancer, with development initially focused on hematologic malignancies. GSPT1 is a protein translation termination factor, and its survival plays a vital role in cancer cell proliferation. Rapidly proliferative hematologic cancers such as leukemia, including AML and acute lymphoblastic leukemia, and high-risk myelodysplastic syndrome rely on GSPT1 to maintain the integrity of protein translation during periods of growth and oncogenesis. These tumors are highly sensitive to GSPT1 depletion, which leads to impaired protein translation, activation of the integrated stress response and TP53-independent cell death. Cullgen initiated a Phase 1 dose escalation trial of CG009301 in patients with high-risk hematologic malignancies in April 2025.
In addition to CG001419 and CG009301, Cullgen is also advancing discovery programs for various oncology and inflammatory disease indications, including its development-stage Degrader-Antibody-Conjugate (“DAC”) program. In the DAC program, a targeted protein degrader payload is attached to an antibody via a chemical linker in order to harness the pinpoint specificity of an antibody to deliver the payload to a targeted cell, in a manner similar to an Antibody-Drug-Conjugate (“ADC”). Cullgen believes its DAC program approach may minimize off-target toxicity and potentially improve patient outcomes.
Cullgen also continues to pursue the development of novel E3-ligand-based targeted protein degraders, which was the founding premise of the Company, in conjunction with its current programs. Proteins known as E3 ligases drive intracellular protein degradation by covalently modifying target proteins with ubiquitin and thus marking them for disposal. Once so modified, these proteins are then destined for degradation and removal by the cellular proteosome complex. Nearly all first-generation targeted protein degrader therapies utilize either the cereblon (“CRBN”) or von Hippel-Lindau (“VHL”) E3 ligase protein. However, like many other E3 ligases, CRBN and VHL are not functionally essential in humans. Tumor cells therefore have the capacity to mutate or to turn off the expression of the genes encoding these ligases, rendering the corresponding degraders ineffective. Cullgen believes that targeted protein degraders that are dependent on ligases that are overexpressed in cancers have the potential to lead to improvements in both efficacy and safety.
Cullgen is led by an experienced team of drug discovery and development experts with decades of experience in intracellular protein degradation, translational medicine, and clinical development. Cullgen was founded by Yue Xiong, Ph.D., Professor Emeritus of the University of North Carolina at Chapel Hill and Endowed Professor Jian Jin, Ph.D., of the Icahn School of Medicine at Mount Sinai, who are pioneers in the field of the ubiquitin-proteasome system and targeted protein degraders. Since Cullgen’s inception, Cullgen has raised over $115 million in equity capital from leading investors including GNI Japan, HSG (formerly Sequoia China), Highlight Capital and AZ-CICC Healthcare Investment Fund.
Global Economic Considerations
The global macroeconomic environment is uncertain, and could be negatively affected by, among other things, increased U.S. trade tariffs and trade disputes with other countries, instability in the global capital and credit markets, supply chain weaknesses, financial institution instability, and instability in the geopolitical environment. Such challenges have caused, and may continue to cause, recession fears, high interest rates, foreign exchange volatility and inflationary pressures. At this time, Cullgen is unable to quantify the potential effects of this economic instability on its future operations.
Components of Results of Operations
Revenue
To date, Cullgen has not generated any product sales. Revenue for the years ended December 31, 2024, and 2023, were primarily generated from Cullgen’s collaboration agreement (the “Astellas Agreement”) with Astellas Pharma, Inc. (“Astellas”) to co-develop drug candidates that target specific research compounds.
For more discussion on the Astellas Agreement, please see Note 8 — Collaborations, to Cullgen’s consolidated financial statements included in this proxy statement/prospectus.

Research and development
Research and development expenses are primarily comprised of costs and expenses for salaries and benefits associated with research and development personnel, stock-based compensation, laboratory supplies, outsourced fixed-term hire, preclinical research services, chemistry, manufacturing and controls (“CMC”) cost and other related research and development costs. Research and development costs are expensed as incurred.
General and administrative
General and administrative expenses consist primarily of personnel and related costs for Cullgen’s executive, finance, legal, human resources, and administrative personnel, including salaries, benefits, stock-based compensation, and bonuses; legal, accounting, and other professional service fees; other corporate expenses including employee business expenses, facilities expense as well as information technology costs.
Interest income
Interest income relates to amounts earned on demand deposits and marketable securities.
Results of operations
Comparison of Years Ended December 31, 2024 and 2023
The following table summarizes our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023	Change
Collaboration revenue	$23,914	$15,237	$8,677
Operating expenses:
Research and development expenses	19,743	16,223	3,520
General and administrative expenses	6,343	6,745	(402)
Total operating expenses	26,086	22,968	3,118
Loss from operations	(2,172)	(7,731)	5,559
Foreign currency exchange gain	263	152	111
Change in fair value of warrant liabilities	—	436	(436)
Interest income	2,785	1,336	1,449
Other income, net	441	250	191
(Loss) gain before income taxes	1,317	(5,557)	6,874
Income tax expense	(2,490)	(1,798)	(692)
Net loss	(1,173)	(7,355)	6,182
Accretion of redeemable convertible preferred stock	(13,431)	(11,085)	(2,346)
Net loss attributable to common stockholders	$(14,604)	$ (18,440)	$3,836

Revenue
Revenue was $23.9 million for the year ended December 31, 2024, as compared to $15.2 million for the year ended December 31, 2023, an increase of $8.7 million. The increase was mainly the result of entering into the Astellas Agreement in June 2023 and generating cooperative research and development revenue for the full year in 2024 compared to six months in 2023.
Research and Development Expenses
Research and development expenses were $19.7 million for the year ended December 31, 2024, as compared to $16.2 million for the year ended December 31, 2023, an increase of $3.5 million. The increase was primarily due to increases of $2.6 million related to new research and development activities related to inflammation and other new research programs and $0.5 million related to collaborative expenses and additional facility materials costs for clinical trials.

General and Administrative Expenses
General and administrative expenses were $6.3 million for the year ended December 31, 2024, as compared to $6.7 million for the year ended December 31, 2023, a decrease of $0.4 million. The decrease was primarily due to a decrease of $0.3 million related to professional service fees, legal fees, patent fees and recruitment fees.
Other Income
Other income was $3.5 million for the year ended December 31, 2024, as compared to $2.2 million for the year ended December 31, 2023, an increase of $1.3 million. The increase was primarily due to a $1.5 million increase in interest income and $0.1 million increase in foreign exchange gain, offset by decreases of $0.4 million for the change in the fair value of warrant liabilities.
Liquidity and Capital Resources
Sources of Liquidity
Since inception, Cullgen has incurred significant operating losses. Cullgen expects to incur significant expenses and operating losses for the foreseeable future as it continues development of its programs. To date, Cullgen has financed its operations primarily through the sale of redeemable convertible preferred stock, proceeds from warrant exercises, and payments from their collaboration partner. As of December 31, 2024 and December 31, 2023, Cullgen had cash, cash equivalents and marketable securities of approximately $65.0 million and $80.8 million, respectively.
Cash Flows
The following table summarizes Cullgen’s sources and uses of cash for each of the periods presented (in thousands):

	Year Ended December 31,
	2024	2023
Net cash (used in) provided by operating activities	$(13,931)	$20,657
Net cash used in investing activities	(4,953)	(34,214)
Net cash (used in) provided by financing activities	(1,084)	39,321
Effect of exchange rate changes on cash, cash equivalents	76	(112)
Net (decrease) increase in cash, cash equivalents	$(19,892)	$25,652

Operating Activities
During the year ended December 31, 2024, operating activities used $13.9 million of cash, primarily resulting from a $14.9 million decrease in deferred revenue, offset by a $0.8 million decrease in accounts payable.
During the year ended December 31, 2023, operating activities provided $20.7 million of cash, primarily resulting from a $26.0 million increase in deferred revenue liability, a $0.9 million adjustment for stock-based compensation expense and a $1.3 million increase in accounts payable liability, offset by net loss of $7.4 million.
Investing Activities
During the year ended December 31, 2024, investing activities used $5.0 million of cash, resulting from $2.8 million of net purchases/proceeds for available for sale investments, $1.0 million of net purchases/proceeds for available for time deposits, and $1.2 million purchases of property, plant and equipment.
During the year ended December 31, 2023, investing activities used $34.2 million of cash, resulting from $35.2 million of purchased short-term investments and $1.0 million purchases of property, plant and equipment, offset by $2.0 million of proceeds from short-term investments.
Financing Activities
During the year ended December 31, 2024, financing activities used $1.0 million for the payment of transaction costs.

During the year ended December 31, 2023, financing activities provided $39.3 million of proceeds from the issuance of redeemable convertible preferred stock and preferred warrants.
Contractual Obligations and Commitments
Cullgen did not have any ligation, capital or other significant commitments, long-term obligations, or guarantees.
Off-Balance Sheet Arrangements
Cullgen has no off-balance sheet arrangements.
Critical Accounting Estimates
This management’s discussion and analysis of financial condition and results of operations is based on Cullgen’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of Cullgen’s consolidated financial statements and related disclosures requires Cullgen to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Cullgen bases its estimates on historical experience, known trends and events and various other factors that Cullgen believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Cullgen evaluates its estimates and assumptions on an ongoing basis. Cullgen’s actual results may differ from these estimates under different assumptions or conditions.
While Cullgen’s significant accounting policies are described in more detail in Note 2, “Summary of Significant Accounting Policies,” to its audited consolidated financial statements included elsewhere in this proxy statement/prospectus, Cullgen believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.
Revenue from Collaboration Arrangement
Cullgen evaluates its collaboration arrangements to determine if they fall within the scope of ASC 808, Collaborative Arrangements, by assessing whether the arrangements involve joint operating activities where all parties are active participants and exposed to significant risks and rewards tied to the commercial success of the activities. This evaluation continues throughout the arrangement based on any changes in responsibilities among the parties. For collaboration arrangements that fall under ASC 808 and include multiple elements, Cullgen identifies which elements fall within ASC 808 and which reflect a vendor-customer relationship, subject to Topic 606. For elements under ASC 808, an appropriate recognition method is chosen and applied consistently, typically by analogy to Topic 606. For elements subject to Topic 606, Cullgen follows the five-step revenue recognition model.
Under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, Cullgen recognizes revenue when control of promised goods or services is transferred to the customer in an amount reflecting the consideration expected in exchange. Cullgen applies the following five-step model to recognize revenue:
(i)
Identification of the contract(s) with the customer: A legally enforceable contract with the customer (Astellas) is identified, where both parties approve and commit to fulfilling their obligations. The agreement includes clear rights, obligations, and commercial substance, thus meeting the definition of a contract under ASC 606-10-25-1.

(ii)
Identification of performance obligations: Cullgen assesses which activities in the collaboration agreements are considered distinct performance obligations that should be accounted for separately, following ASC 606-10-25-19.

(iii)
Determination of the transaction price: The transaction price includes a mix of fixed and variable consideration components. Cullgen applies the most likely amount method to estimate the variable consideration where applicable and constrains it if there is a risk of significant revenue reversal, consistent with ASC 606-10-32-11.

(iv)
Allocation of the transaction price to the performance obligations: The transaction price is allocated to each identified performance obligations based on the standalone selling price of each distinct performance obligation. In instances where standalone selling price is not directly observable, the Company develops assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. These key assumptions may include full-time equivalent, personnel effort, estimated costs, discount rates and probabilities of clinical development and regulatory success.
(v)
Recognition of revenue when (or as) the performance obligation is satisfied: For collaboration arrangements that include a nonrefundable upfront payment, if the license fee and research and development services cannot be accounted for as separate performance obligations, the transaction price is deferred and recognized as revenue over time by measuring its progress towards the complete satisfaction of the relevant performance obligation using an appropriate input or output method based on the nature of the service promised to the customer. The Company uses judgement to assess the pattern of delivery of the performance obligation.

As part of the accounting for Astellas Agreement, Cullgen must use significant judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above and whether those performance obligations are distinct from other performance obligations in the contract; (b) the transaction price under step (iii) above; and (c) the standalone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above. Cullgen uses judgment to determine whether milestones or other variable consideration should be included in the transaction price. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.
Cullgen estimates the transaction price based on the amount of consideration Cullgen expects to be received for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, Cullgen evaluates the amount of the potential payments and the likelihood that the payments will be received. Cullgen utilizes either the most likely amount method or expected value method to estimate the transaction price based on which method better predicts the amount of consideration expected to be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price.
Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. Promised goods or services are considered distinct when: (i) the customer can benefit from the good or service on its own or together with other readily available resources, and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, Cullgen considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own, and whether the required expertise is readily available. Cullgen determines that pre-exercise research activities for Collaboration Cell Cycle and DNA Repair are each distinct performance obligations within the revenue contract due to being targeted to different stages and licensed fields. Cullgen further determines that the research license components of the revenue contract for Collaboration Cell Cycle and DNA Repair are not distinct within the context of the contract. Therefore, the research license has been combined with the pre-exercise research activities into a single performance obligation for each of the collaboration targets, respectively.
Cullgen allocates the upfront payment to each performance obligation based on the relative standalone selling price, which was determined using an expected cost plus margin approach. Upfront non-refundable payments allocated to each collaboration target and the reimbursements are recognized as revenue over time based on the progress towards the completion of performance obligations, which is measured by costs incurred as a percentage of estimated total cost to complete. Cullgen reassesses the estimated costs to complete on a periodic basis and accounts for prospectively.
Revenue expected to be recognized within 12 months after the balance sheet date is classified as a current portion of deferred revenue on the consolidated balance sheets. Revenue expected to be recognized beyond 12 months is classified as non-current deferred revenue. Cullgen records amounts as contract liabilities when up-front, nonrefundable payment is received from the Astellas Agreement and recognizes as revenue over time based on the progress towards the completion of performance obligations.
Accruals for Research and Development Expenses
Cullgen has various contracts with third parties related to its research and development activities. Research and development costs are expensed as incurred. Costs that are incurred but not billed to Cullgen as of the end of the period are accrued. Estimating the expense incurred with CROs and CMOs involves significant uncertainty because these service providers may invoice Cullgen several months in arrears, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. Cullgen makes estimates of the expense incurred in each period based on the information available to Cullgen, its knowledge of the nature of the contractual activities generating such costs and communications with the service providers. Although Cullgen does not expect its estimates to be materially different from amounts actually incurred, such estimates for the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in Cullgen reporting amounts that are too high or too low in any particular period. To date, Cullgen’s estimates have not been materially different than amounts actually incurred.
Valuation of stock-based awards
Cullgen accounts for stock-based payments in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). Cullgen determines whether an award should be classified and accounted for as a liability award or equity award. With the assistance of an independent third-party valuation firm, Cullgen determines the grant-date fair value of the stock-based awards to measure stock-based compensation cost. In accordance with ASC 718, Cullgen recognizes stock-based compensation cost for equity awards with a performance condition based on the probable outcome of that performance condition. Compensation cost is only recognized if it is probable that the performance condition will be achieved and shall not be recognized if it is not probable that the performance condition will be achieved. Cullgen accounts for forfeitures as they occur. For awards with graded vesting, that vest based solely on a service condition, Cullgen uses the straight-line method to recognize compensation cost.
Cullgen estimates the grant date fair value using the Black-Scholes option-pricing model, which requires the use of highly subjective assumptions to determine the fair value of stock-based awards, including the expected term and the price volatility of the underlying shares. These assumptions include:

	Year Ended December 31,
	2024	2023
Expected term (in years)	6.08	6.08
Expected volatility	85.14%-95.62%	80.60%
Risk-free interest rate	3.78%-4.30%	3.60%
Expected dividend yield	—	—
Fair value of common stock	$1.51-1.81	$0.88

(1)
Exercise term - The expected term represents the period that the stock-based awards are expected to be outstanding. Cullgen used the “simplified” method to determine the expected life of options granted, which calculates the expected term as the average of the weighted-average vesting term and the contractual term of the option.

(2)
Volatility - The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3)	Risk free rate of interest - Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.
(4)
Dividend yield - The Company has never declared or paid any cash dividends on the Company’s capital stock and does not anticipate any dividend payments on the Company’s common stock in the foreseeable future.

(5)	Fair value of common stock - The estimated fair value of the common stock, at the option grant dates, were determined with the assistance of an independent third-party valuation firm.
To estimate the fair value of the common stock at each valuation date, Cullgen firstly derived the total equity value of the company using market approach, specifically the backsolve method, which is adopted when preferred stock transactions with unrelated parties occurred close to the valuation dates. Cullgen also applied a discount for lack of marketability to account for a lack of access to an active public market. The total equity value implied was then applied in the context of an option pricing model to determine the value of each class of the stocks.
Recent Accounting Pronouncements
See Note 2, “Summary of Significant Accounting Policies,” to Cullgen’s audited consolidated financial statements for information regarding new accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk
Cullgen is a smaller reporting company, as defined by Rule 12b-2 under the Exchange Act and in Item 10(f)(1) of Regulation S-K, and is not required to provide the information under this item.
Smaller Reporting Company Status
Cullgen is a “smaller reporting company” as defined under the Exchange Act. Cullgen may continue to be a smaller reporting company if either (i) the market value of its stock held by non-affiliates is less than $250.0 million or (ii) its annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of its stock held by non-affiliates is less than $700.0 million. As a smaller reporting company, Cullgen may rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, Cullgen may choose to present only the two most recent fiscal years of audited financial statements in its Annual Report on Form 10-K and may present reduced disclosure regarding executive compensation.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Upon the completion of the Merger, the business and affairs of the Combined Company will be managed under the direction of the Combined Company board of directors.
The Combined Company board of directors will initially be fixed at seven members, consisting of (i) six directors designated by Cullgen: Dr. Ying Luo, Thomas Eastling, Dr. Yue Xiong, Dr. Claire Weston, Maxwell Kirkby and Dr. Feng Tian, and (ii) one director designated by Pulmatrix and agreed to by Cullgen: Peter Ludlum. Pursuant to the Merger Agreement, Cullgen also has the right to designate additional directors. The staggered structure of the current Pulmatrix board of directors will remain in place for the Combined Company following the completion of the Merger.
Each executive officer of the Combined Company will serve at the discretion of the Combined Company board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers.
All of Pulmatrix’s current directors are expected to resign from their positions as directors of Pulmatrix, effective as of the Closing.
The following table sets forth the name, age as of May 1, 2025 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Position
Executive Officers:
Ying Luo, Ph.D.	59	Chief Executive Officer and Chair
Thomas Eastling	65	Chief Financial Officer and Director
Yue Xiong, Ph.D.	66	Chief Scientific Officer and Director

Non-Employee Directors:
Claire Weston, Ph.D.	51	Director
Maxwell Kirkby	58	Director
Feng Tian, Ph.D.	57	Director
Peter Ludlum	69	Director

Executive Officers
Ying Luo, Ph.D. Dr. Luo has served as Chairman of the board of directors and Chief Executive Officer of Cullgen since 2018. He has also served as a director, representative executive officer, president and chief executive officer of GNI Japan, a vertically-integrated, multinational bio-pharma company listed on the Tokyo Stock Exchange, since 2007, Chief Executive Officer of Shanghai Genomics, Inc., a wholly owned subsidiary of GNI Japan, from 2001 to 2021, a member of the board of directors of GNI Hong Kong Limited, a wholly owned subsidiary of GNI Japan, since 2013, a member of the board of directors and President of GNI USA, a wholly owned subsidiary of GNI Japan (“GNI USA”) since 2015, a director of Berkeley Advanced Biomaterials LLC, a wholly owned subsidiary of GNI USA, since 2017, chairman of the board of directors of Gyre Therapeutics, Inc. (Nasdaq: GYRE), a majority owned subsidiary of GNI Japan, from October 2023 to January 2025 and chairman of the board of directors of Gyre Pharmaceuticals, a majority owned subsidiary of Gyre Therapeutics, from 2011 to January 2025. Dr. Luo previously served as a member of the board of directors of Catalyst Biosciences, Inc., a Nasdaq-listed biopharmaceutical company, from December 2022 until the completion of Catalyst’s business combination in October 2023 to become Gyre Therapeutics. Dr. Luo was a postdoctoral fellow at the University of California at San Francisco studying HIV gene regulation from 1991 to 1992, a scientist at Aviron Company from 1992 to 1993, a scientist at Clontech Laboratories from 1993 to 1997 and senior scientist/director/senior director of genomics and target discovery of Rigel Inc. from 1997 to 2000, where he led research in the field of protein-protein interactions in cancer and inflammation signaling pathways. In his career, Dr. Luo has authored more than 37 research publications. Dr. Luo completed his undergraduate education at Peking Union Medical College (Peking University’s Premedicine) from 1982 to 1986 and received his doctorate in biomedical sciences from the University of Connecticut Health Center in 1991.

Cullgen believes Dr. Luo is qualified to serve as a member of the Combined Company board of directors because of his scientific expertise from his extensive experience in research and development at biotechnology companies, as well as his experience as an executive and director of public and private companies in the life sciences industry.
Thomas Eastling. Mr. Eastling has served as a member of the board of directors and Chief Financial Officer of Cullgen since February 2018. He has also served as an outside member of GNI Japan since April 2013, an advisor to the executive committee of GNI Japan since September 2013 and as a member of the board of directors of Gyre Therapeutics, Inc. (Nasdaq: GYRE) since October 2023. He previously served as Chief Financial Officer of GNI Japan, a vertically-integrated, multinational bio-pharma company, focused on drug research, clinical development, manufacturing, sales and marketing, from 2013 to 2021 and as a member of the board of directors of Catalyst Biosciences, Inc. from December 2022 until the completion of Catalyst’s business combination in October 2023 to become Gyre Therapeutics. Mr. Eastling has more than twelve years of experience serving as a public company board member, as well as positions on numerous private company boards. His career covers roles in executive management, global finance and mergers and acquisitions, with senior postings in New York, London, Tokyo and Hong Kong. Mr. Eastling started his career on Wall Street at Nikko Securities Co. International, Inc., where he worked from June 1983 to November 1999, rising to the position of Senior Vice President & General Manager of the Investment Banking and Syndicate Divisions. Mr. Eastling was the Company Representative in Japan for Duff & Phelps Credit Rating Co., which was acquired by Fitch Ratings, Inc. in 2021, from May 2000 to June 2001 and subsequently worked as Managing Director for Softbank Corp. from July 2001 to July 2003. In 2009, he relocated to Hong Kong with American Appraisal where he served as Director of the firm’s Transaction Advisory Services in Asia until August 2013. He returned to Japan in 2013 to assume the position of Chief Financial Officer and Representative Executive Officer for GNI Japan from 2013 to 2021, relocating in 2021 to Cullgen’s San Diego headquarters. Mr. Eastling has a bachelor’s degree from the University of Southern California and a master’s degree from the American Graduate School of International Management. He graduated from the Board Director Training Institute of Japan and has a NACD.DC® Official Designation (Certified Director) from the National Association of Corporate Directors.
Cullgen believes Mr. Eastling is qualified to serve as a member of the Combined Company board of directors because of his financial expertise, international executive management background and his experience over a number of years as a director of public and private companies in the life sciences industry.
Yue Xiong, Ph.D. Dr. Xiong has served as a member of the board of directors of Cullgen since 2018 and as Chief Scientific Officer of Cullgen since August 2020. After completing a postdoctoral fellowship in cell biology at Cold Spring Harbor Lab, Dr. Xiong joined the Department of Biochemistry and Biophysics at University of North Carolina at Chapel Hill in 1993. He was a William R. Kenan Professor of Biochemistry and Biophysics from January 2005 to July 2020, where he was responsible for classroom teaching and laboratory mentoring of students and trainees, conducting research, recruitment and mentoring of junior faculty and participating other university activities. From September 2006 to July 2020, Dr. Xiong also led the Cancer Cell Biology Program the UNC Lineberger Comprehensive Cancer Center, where he was responsible for organizing program activity such as monthly seminars, annual retreat and symposium, preparing annual program progress report to NCI and competing renewal cancer center core grant, and other research activity in the cancer center. Dr. Xiong has an undergraduate degree from Fudan University and a Ph.D. in Biology from the University of Rochester. Dr. Xiong has received several awards for his scholarship and research, published more than 200 research articles in peer-reviewed journals and is a named inventor on two U.S. patents. He was elected as a fellow of American Association for the Advancement of Science (“AAAS”) in 2012.
Cullgen believes Dr. Xiong is qualified to serve as a member of the Combined Company board of directors because of his scientific and academic expertise from his extensive experience in research and development and his scientific and academic accomplishments.
Non-employee Directors
Claire Weston, Ph.D. Dr. Weston is Chief Executive Officer of Tactus AI LLC, an artificial intelligence (“AI”) healthcare company she co-founded in January 2025. Prior to this, Dr. Weston served as a member of the Executive Leadership Team and a Board Observer at CellCarta Biosciences, Inc., a biotechnology company, from May 2021 to February 2023. Dr. Weston served as the Chief Executive Officer of Reveal Biosciences, Inc., a pathology AI company she founded, from June 2012 until the company was acquired by CellCarta Biosciences in May 2021. Prior to this, Dr. Weston served as senior scientist at Vala Sciences, Inc., a biotechnology company, from April 2011 to

July 2012. Dr. Weston was a Board Director for Athena, a non-profit supporting women in STEM, from January 2020 to December 2022. Dr. Weston received a B.Sc. in Biotechnology from Cardiff University and a Ph.D. in Cell Biology from the University of Cambridge and completed postdoctoral studies at the UMass Chan Medical School.
Cullgen believes Dr. Weston is qualified to serve as a member of the Combined Company board of directors because of her leadership, scientific, business and managerial experience in the biotechnology industry.
Maxwell J. Kirkby. Mr. Kirkby is the co-owner of Huang and Kirkby Medical Consulting, a consulting company that he co-founded in May 2024. Mr. Kirkby previously served in various leadership roles at Bristol-Myers Squibb Company (NYSE: BMY), a global biopharmaceutical company, including as the Executive Director and Head of R&D Strategy, China from March 2022 to May 2024 and Interim Head of R&D, China from May 2023 to May 2024. Prior to joining Bristol-Meyers, Mr. Kirkby served as the Executive Director and Head of JAPAC Medical Development at Amgen Inc. (Nasdaq: AMGN), a global biopharmaceutical company, from February 2020 to March 2022. Prior to joining Amgen, from August 1989 to December 2019, Mr. Kirkby held positions of increasing responsibility at AstraZeneca plc (Nasdaq: AZN), a global pharmaceutical company, most recently serving as VP of Development, China. Mr. Kirkby received a B.Sc. from Aston University.
Cullgen believes Mr. Kirkby is qualified to serve as a member of the Combined Company board of directors because of his business development, operational and senior management experience in the biopharmaceutical industry.
Feng Tian, Ph.D. Dr. Tian has served as President, CEO, and Chairman of Luxvitae Therapeutics Inc., a biotechnology company, since he co-founded the company in July 2017. He also co-founded and has served as the President, CEO, and Chairman of CovalaBio Inc., a biotechnology company, since July 2023. Previously, Dr. Tian held roles of increasing responsibility at Ambrx Biopharma, Inc., a biopharmaceutical company (formerly Nasdaq: AMAM), from October 2004 to August 2022, including as Chief Scientific Officer, President and CEO, and Chairman, and while serving in the latter two roles, he led Ambrx’s IPO on the NYSE. Dr. Tian serves on the University of Florida Chemistry Leadership Board. He holds a B.S. in Chemistry from Peking University, a Ph.D. in Chemistry from the University of Florida, and completed postdoctoral training in chemical biology at The Scripps Research Institute.
Cullgen believes Dr. Tian is qualified to serve as a member of the Combined Company board of directors because of his scientific expertise, along with his board experience and leadership of a number of public and private companies in the biotechnology industry.
Peter Ludlum. Mr. Ludlum has served as Pulmatrix’s interim Chief Executive Officer and principal executive officer since July 20, 2024, its interim Chief Financial Officer, principal accounting officer and principal financial officer since April 2022, and its Strategic Advisor – Finance since December 2021, all pursuant to a November 30, 2021, consulting agreement and subsequent amendments thereto, by and between Pulmatrix and Danforth. Mr. Ludlum has served as an employee with Danforth, a provider of strategic and operational finance and accounting for life science companies, since December 2021. Prior to Danforth, Mr. Ludlum worked as an independent financial consultant. Previously, Mr. Ludlum served in several executive roles at Emmaus Life Sciences, Inc. (n/k/a EMI Holding, Inc.), a commercial-stage biopharmaceutical company, including Co-President, Chief Business Officer, Executive Vice President and Chief Financial Officer, during his tenure from April 2012 until May 2017. Mr. Ludlum previously served as the Chief Financial Officer of Energy and Power Solutions, Inc., an energy intelligence company, from April 2008 to December 2011. He received a B.S. in Business and Economics with a major in accounting from Lehigh University and an MBA with a concentration in Finance from California State University, Fullerton.
Cullgen believes Mr. Ludlum is qualified to serve as a member of the Combined Company board of directors because of his strategic, operational finance and accounting and senior management experience in the life sciences industry.
Composition of the Board of Directors
The Pulmatrix board of directors currently consists of five members, divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the Combined Company following the completion of the Merger, with Class I directors holding terms expiring at the 2027 annual meeting of stockholders, Class II directors holding terms expiring at the 2025 annual meeting of stockholders and Class III directors holding terms expiring at the 2026 annual meeting of stockholders. It is anticipated that the incoming directors will be appointed to classes of the Combined Company board of directors following the completion of the Merger as follows: Peter Ludlum, Feng Tian, Ph.D. and Yue Xiong, Ph.D. are expected to be Class I directors; Claire Weston, Ph.D. and Thomas Eastling are expected to be Class II directors; and Maxwell Kirkby and Ying Luo, Ph.D. are expected to be Class III directors.
Director Independence
Nasdaq listing rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria.
Based on information provided by each proposed director concerning her or his background, employment and affiliations, Pulmatrix and Cullgen expect that the Combined Company board of directors will determine that Claire Weston, Ph.D., Maxwell Kirkby, Peter Ludlum and Feng Tian, Ph.D. qualify as “independent directors” as defined under Nasdaq listing rules. Dr. Luo, Mr. Eastling and Dr. Xiong, Cullgen’s current Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, respectively, are not expected to qualify as independent directors of the Combined Company. In making these determinations, the Combined Company board of directors will consider the current and prior relationships that each director has with Pulmatrix and Cullgen and all other facts and circumstances that the Combined Company board of directors deems relevant in determining the independence of each proposed director, including the interests of each Combined Company director in the Merger, any relevant related party transactions and the beneficial ownership of securities of Pulmatrix, Cullgen or the Combined Company by each Combined Company director. See also the sections titled “The Merger—Interests of Cullgen Directors and Executive Officers in the Merger,” “Certain Relationships and Related Party Transactions” and “Principal Stockholders of Cullgen” beginning on pages 134, 295 and 323, respectively, of this proxy statement/prospectus for additional information.
Board Leadership Structure
Following the completion of the Merger, Pulmatrix and Cullgen do not expect the Combined Company to implement a policy regarding whether the roles of the Chair of the Combined Company board of directors and the Chief Executive Officer should be separate or combined, and Pulmatrix and Cullgen believe that there is no single, generally accepted board leadership structure that is appropriate across all circumstances, and that the right structure may vary as circumstances change. As such, Pulmatrix and Cullgen expect that the Combined Company board of directors will periodically review its leadership structure to evaluate whether the structure remains appropriate and may modify this structure from time to time as and when appropriate to best address the Combined Company’s unique circumstances and advance the best interests of its stockholders. Pulmatrix and Cullgen expect that, at any time when the Chair of the Combined Company board of directors is not independent, the independent directors of the Combined Company will designate an independent director to serve as Lead Independent Director.
Following the completion of the Merger, Dr. Luo is expected to serve as Chief Executive Officer and Chair of the Combined Company board of directors, and the independent directors of the Combined Company are expected to designate Maxwell Kirkby to serve as Lead Independent Director. Pulmatrix and Cullgen believe this will be the appropriate board leadership structure for the Combined Company at such time as it will provide unified and efficient leadership as the person responsible for driving strategy and agenda setting at the board level will also be responsible for executing on that strategy as Chief Executive Officer, while the Lead Independent Director of the Combined Company, combined with a board of directors that consists of a majority of independent directors, will provide independent board oversight of management.
Pulmatrix and Cullgen expect that the Lead Independent Director’s responsibilities will include: (a) presiding at meetings of the Combined Company board of directors at which the Chair of the board of directors is not present, including executive sessions of the independent directors; (b) consulting on information sent to the Combined Company board of directors; (c) consulting on the agenda and schedule for meetings of the board of directors; (d) serving as liaison between the Chair of the Combined Company board of directors and the independent directors; and (e) being available for consultation and communication with major stockholders upon request. The Lead Independent Director is also expected to have the authority to call executive sessions of the independent directors.

To help facilitate the Combined Company’s independent oversight of management, Pulmatrix and Cullgen expect that the independent directors of the Combined Company will have the opportunity to meet in executive session without management present at each regular board meeting and at such other times as may be determined by the Lead Independent Director.
Board Committees
Following the completion of the Merger, Pulmatrix and Cullgen anticipate that the Combined Company board of directors will establish an audit committee, a compensation committee and a nominating and governance committee (“governance committee”), each of which will operate pursuant to a charter adopted by the Combined Company board of directors. Pulmatrix and Cullgen believe that following the completion of the Merger the functioning and composition of these committees of the Combined Company will comply with the requirements of Nasdaq listing rules and SEC rules and regulations. The Combined Company board of directors may also establish other committees from time to time to assist the Combined Company and its board of directors. Each of the audit committee, compensation committee and the governance committee is expected to have the responsibilities described below.
Audit Committee
Following the completion of the Merger, the members of the Combined Company’s audit committee are expected to be Maxwell Kirkby, Claire Weston, Ph.D. and Feng Tian, Ph.D., each of whom is expected to qualify as an independent director for audit committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the Combined Company’s audit committee. Claire Weston, Ph.D. or Feng Tian, Ph.D. is expected to chair the audit committee. In addition, the Combined Company board of directors is expected to determine that Claire Weston, Ph.D. or Feng Tian, Ph.D. is an “audit committee financial expert” as defined under the rules of the SEC.
The primary responsibilities of the Combined Company’s audit committee will be to oversee the Combined Company’s accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The audit committee will oversee the system of internal controls established by management and the Combined Company’s compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.
Compensation Committee
Following the consummation of the Merger, the members of the Combined Company’s compensation committee are expected to be Claire Weston, Ph.D., Maxwell Kirkby and Feng Tian, Ph.D., each of whom is expected to qualify as an independent director for compensation committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules. Claire Weston, Ph.D. is expected to chair the compensation committee.
The primary responsibilities of the Combined Company’s compensation committee will be to periodically review and approve the compensation and other benefits for the Combined Company’s senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of the Combined Company’s executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers’ compensation. The compensation committee will also administer and make recommendations to the Combined Company board of directors regarding equity incentive plans that are subject to the board of directors’ approval and approve the grant of equity awards under the plans to executive officers.
Governance Committee
Following the consummation of the Merger, the members of the Combined Company’s governance committee are expected to be Maxwell Kirkby, Claire Weston, Ph.D. and Peter Ludlum, each of whom is expected to qualify as an independent director as defined under applicable Nasdaq listing rules. Maxwell Kirkby is expected to chair the governance committee.
The Combined Company’s governance committee will be responsible for engaging in succession planning for the Combined Company board of directors, developing and recommending to the Combined Company board of directors criteria for identifying and evaluating qualified director candidates and making recommendations to the Combined Company board of directors regarding candidates for election or reelection to the Combined Company board of directors at each annual stockholders’ meeting. In addition, the governance committee will be responsible for overseeing corporate governance matters. The governance committee will also be responsible for overseeing the structure, composition and functioning of the Combined Company board of directors and its committees.
Compensation Committee Interlocks and Insider Participation
None of the expected members of the Combined Company’s compensation committee has at any time been one of the officers or employees of the Combined Company. None of the Combined Company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the Combined Company board of directors or compensation committee following the completion of the Merger.
Code of Conduct and Ethics
Following the completion of the Merger, the Combined Company will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all of the Combined Company’s directors, officers and employees. The full text of the Combined Company’s Code of Conduct and Ethics will be posted on the Combined Company’s website at www.cullgen.com. It is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The Combined Company intends to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by applicable rules. The Combined Company’s audit committee will be responsible for applying and interpreting the Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, the Combined Company’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on the Combined Company’s website to be part of this proxy statement/prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Pulmatrix and Cullgen directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Cullgen Executive Compensation” and “Pulmatrix Executive Compensation,” beginning on pages 289, 178 and 168, respectively, of this proxy statement/prospectus, the following is a description of each transaction involving Pulmatrix since January 1, 2023, each transaction involving Cullgen since January 1, 2023 and each currently proposed transaction in which:
•
the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Cullgen’s or Pulmatrix’s total assets at year-end for the last two completed fiscal years, as applicable; and

•
any of Cullgen or Pulmatrix directors, executive officers or holders of more than 5% of Cullgen or Pulmatrix capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Pulmatrix Transactions
Since January 1, 2023, there has not been and there is not currently proposed any transaction to which Pulmatrix is, or will be, a party in which the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Pulmatrix’s total assets as of the end of last two completed fiscal years and in which any Pulmatrix director, executive officer, holder of more than 5% of Pulmatrix capital stock or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.
Policies for Approval of Pulmatrix Related Party Transactions
Transactions with related persons are governed by Pulmatrix’s Code of Corporate Conduct and Ethics and Whistleblower Policy, which applies to all of Pulmatrix’s associates, as well as each Pulmatrix director and certain persons performing services for Pulmatrix. This code covers a wide range of potential activities, including, among others, conflicts of interest, self-dealing and related party transactions. Waiver of the policies set forth in this code will only be permitted when circumstances warrant. Such waivers for directors and executive officers, or that provide a benefit to a director or executive officer, may be made only by the Pulmatrix board of directors, as a whole, or the Pulmatrix audit committee and must be promptly disclosed as required by applicable law or regulation. Absent such a review and approval process in conformity with the applicable guidelines relating to the particular transaction under consideration, such arrangements are not permitted. All related party transactions for which disclosure is required to be provided herein were approved in accordance with Pulmatrix’s Code of Corporate Conduct and Ethics and Whistleblower Policy.
Cullgen Transactions
Series C Financing
In April and August 2023, Cullgen completed a preferred stock financing and issued and sold an aggregate of 13,329,269 shares of its Series C preferred stock at a purchase price of $2.6258 per share. Cullgen issued and sold the Series C preferred stock pursuant to a stock purchase agreement with certain investors, including GNI USA, for an aggregate purchase price of approximately $35.0 million. GNI USA purchased 2,285,018 shares of Series C preferred stock for an aggregate purchase price of approximately $6.0 million and exercised certain outstanding warrants to receive an additional 5,000,000 shares of Series Seed-2 preferred stock for an aggregate purchase price of approximately $5.0 million. GNI USA, together with its affiliates, beneficially owns more than 5% of a class of Cullgen voting securities and has one seat on the Cullgen board of directors.
Other Agreements with Cullgen Stockholders
In connection with the Cullgen Series C preferred stock financing, Cullgen entered into amended and restated investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Cullgen preferred stock and certain holders of Cullgen common stock. These stockholder agreements will terminate upon the Closing.
Shanghai Lease
In June 2019, Cullgen (Shanghai), Inc., Cullgen’s wholly owned subsidiary, entered into a lease agreement with Shanghai Genomics, Inc. (“SGI”). GNI USA, together with its affiliates, beneficially owns more than 5% of a class of Cullgen voting securities and SGI’s capital stock. Under the terms of the lease, which expires in February 2037,

Cullgen will pay SGI an aggregate of $0.1 million in rent payments plus related taxes per year. The lease was negotiated on an arm’s-length basis and is a market rate transaction on terms that Cullgen believes are no less favorable than would have been reached with an unrelated third party.
Indemnification Agreements
Cullgen has entered into an indemnification agreement with certain of its directors and officers. The indemnification agreements require Cullgen to indemnify its directors and officers to the fullest extent permitted under Delaware law.
Policies for Approval of Related Party Transactions
Cullgen has a written policy regarding the approval or ratification by its audit committee of related person transactions. For purposes of this policy only, a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships between Cullgen or any of its subsidiaries and any related person in which the aggregate amount involved exceeds or is expected to exceed $100,000 and such related person has or will have a direct or indirect interest; however, any transaction between Cullgen or any of its subsidiaries and GNI USA and its affiliates will be considered a related person transaction. A related person is defined to include any executive officer, director or beneficial owner of more than 5% of Cullgen common stock or Cullgen preferred stock convertible into Cullgen common stock and any immediate family member of any of the foregoing persons. In determining whether to approve or ratify a related person transaction, Cullgen’s audit committee is expected to take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the purpose of, and the potential benefits to Cullgen of, the transaction, the approximate dollar value of the amount involved in the transaction, particularly as it relates to the related person, and the extent of the related person’s interest in the transaction; provided, however, that Cullgen’s audit committee may approve or ratify (a) a related person transaction only if it determines that such transaction is necessary or otherwise beneficial in view of Cullgen’s business and (b) a related person transaction with GNI USA and its affiliates only if it determines that: such transaction is (i) necessary in view of Cullgen’s business, (ii) conducted in the ordinary course of business on an arm’s length basis and (iii) compliant with applicable laws. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed under the terms of the policy to have standing pre-approval by Cullgen’s audit committee but may be specifically reviewed if appropriate in light of the facts and circumstances. Any director who is a related person with respect to a transaction under review is not permitted to participate in the deliberations (other than to provide information concerning the transaction to Cullgen’s audit committee and Chief Executive Officer) or vote on approval of the transaction.
Following the completion of the Merger, Cullgen anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Capitalized terms used but not defined herein shall have the meanings ascribed to them elsewhere in this proxy statement/prospectus.
Introduction
On November 13, 2024, Pulmatrix, Cullgen, Merger Sub and Merger Sub II entered into the Merger Agreement, as amended by Amendment No. 1 thereto on April 7, 2025, pursuant to which, among other matters, Merger Sub will merge with and into Cullgen, with Cullgen continuing as a wholly owned subsidiary of Pulmatrix and the surviving corporation of the Merger.
Subject to the terms and conditions of the Merger Agreement, at the Effective Time:
•	each then-outstanding share of Cullgen common stock, other than dissenting shares, will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the Exchange Ratio;
•
each then-outstanding share of Cullgen preferred stock, other than dissenting shares, will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the number of shares of Cullgen common stock issuable upon conversion of each share of Cullgen preferred stock multiplied by the Exchange Ratio; and

•
each outstanding and unexercised option to purchase shares of Cullgen common stock, whether vested or unvested, will be assumed by Pulmatrix and will be converted into an option to purchase shares of Pulmatrix common stock, with necessary adjustments to reflect the Exchange Ratio and as set forth in the Merger Agreement.

In addition, prior to the closing of the Merger, if the proposals described in this proxy statement/prospectus are approved, and if Pulmatrix’s Net Cash exceeds $2,500,000, as described in more detail below, then Pulmatrix expects to declare the Cash Dividend to the pre-Merger Pulmatrix stockholders up to an amount equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s Net Cash (as determined pursuant to the Merger Agreement) will exceed $2,500,000, provided, that if the Pulmatrix’s Net Cash is greater than $7,000,000, the Cash Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Pulmatrix’s Net Cash in excess of $7,000,000. There is no guarantee that the Closing Pulmatrix Net Cash will exceed $2,500,000 or that the Pulmatrix board of directors will declare the Cash Dividend. Pulmatrix currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date of the Cash Dividend will be approximately $1,000,000, based on Pulmatrix’s good faith approximation of its Net Cash as of the date hereof. Because the amount of the Cash Dividend, if any, remains subject to change due to certain adjustments, including, but not limited to, how much Pulmatrix’s historical assets and operations are sold for, if sold, and Pulmatrix’s Net Cash, Pulmatrix intends to disclose any material changes to the expected Cash Dividend Amount after the date hereof and prior to the Closing. Further, if the Pulmatrix board of directors determines not to declare the Cash Dividend, Pulmatrix will promptly notify the stockholders.
Also, prior to the Closing, Pulmatrix expects to approve an amendment to the Pulmatrix Charter to effect a reverse stock split of the issued and outstanding Pulmatrix common stock at a ratio determined mutually by the Pulmatrix board of directors and Cullgen board of directors (the “Proposed Reverse Stock Split”).
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of December 31, 2024 combines the audited consolidated balance sheet of Pulmatrix as of December 31, 2024 with the audited consolidated balance sheet of Cullgen as of December 31, 2024, giving effect to the Merger as if it had been consummated on December 31, 2024.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines the audited consolidated statement of operations of Pulmatrix for the year ended December 31, 2024 with the audited consolidated statement of operations of Cullgen for the year ended December 31, 2024, giving effect to the Merger as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•	The historical audited consolidated financial statements of Pulmatrix as of and for the year ended December 31, 2024;
•	The historical audited financial statements of Cullgen as of and for the year ended December 31, 2024.
The unaudited pro forma condensed combined financial information should also be read together with other financial information included elsewhere in this proxy statement/prospectus.
Accounting for the Merger
The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Cullgen is considered to be the accounting acquirer for financial reporting purposes since immediately following the Merger: (i) Cullgen’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Cullgen’s largest stockholder will retain the largest interest in the Combined Company; (iii) Cullgen will designate all but one of the initial members of the Combined Company board of directors; and (iv) Cullgen’s executive management team will become the management of the Combined Company. Accordingly, the Merger is expected to be treated for accounting purposes as the equivalent of Cullgen issuing stock to acquire the net assets of Pulmatrix. As a result of Cullgen being treated as the accounting acquirer, Cullgen’s assets and liabilities will be recorded at their pre-combination carrying amounts and the net assets of Pulmatrix will be stated at fair value, which approximate carrying value, with no goodwill or other intangible assets recorded. Upon completion of the Merger, the historical financial statements of Cullgen will become the historical consolidated financial statements of Pulmatrix.
Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to the transaction accounting required for the Merger. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for the Combined Company upon closing of the transaction.
The unaudited pro forma condensed combined financial information does not give effect to the Proposed Reverse Stock Split because the reverse stock split ratio has not yet been determined.
The unaudited pro forma condensed combined financial information does not give effect to the Cash Dividend that may be declared and paid on shares of Pulmatrix common stock outstanding due to the uncertainty of Pulmatrix’s Net Cash as of Closing as per the terms of the Merger Agreement.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons, (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of cash used in Pulmatrix’s operations, and (iii) other changes in Pulmatrix’s assets and liabilities, which are expected to be completed after the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the Combined Company’s balance sheet or statement of operations actually would have been had the transaction and the related proposed financing transactions been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the Combined Company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Merger. Pulmatrix and Cullgen have not had any historical material relationship prior to the transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The accounting policies of Pulmatrix may materially vary from those of Cullgen. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the Merger, management will conduct a final review of Pulmatrix’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Pulmatrix’s results of operations or reclassification of assets or liabilities to conform to Cullgen’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2024
(in thousands)

	Cullgen Historical	Pulmatrix Historical	Transaction Accounting Adjustments		Pro Forma Combined Total
ASSETS
Current assets:
Cash and cash equivalents	27,235	9,521			36,756
Accounts receivable	—	—			—
Short-term investments	37,809	—			37,809
Prepaid expenses and other current assets	2,547	399	(1,390)	(B)	1,556
Amounts due from related parties	26	—			26
Total current assets	67,617	9,920	(1,390)		76,147
Property and equipment, net	4,571	—			4,571
Operating lease right-of-use assets	1,612	—			1,612
Long-term restricted cash	—	10			10
Other non-current assets	184	13			197
Total assets	73,984	9,943	(1,390)		82,537
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	1,604	809			2,413
Accrued expenses and other current liabilities	4,084	120	4,310	(A)	12,799
			4,285	(B)
Operating lease liabilities, current	411	—			411
Deferred revenue, current	11,076	—			11,076
Amounts due to related parties	—	—			—
Total current liabilities	17,175	929	8,595		26,699
Operating lease liabilities, non-current	1,188	—			1,188
Deferred revenue, non-current	122	—			122
Warrants liability	—	67			67
Total liabilities	18,485	996	8,595		28,076
Commitments and contingencies
Redeemable convertible preferred stock	158,666	—	(158,666)	(C)	—
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock	1	—	7	(C)	8
Additional paid-in capital	4,190	306,103	(5,675)	(B)	161,811
			158,659	(C)
			34	(D)
			(306,137)	(E)
			4,637	(E)
Accumulated deficit	(106,573)	(297,156)	(4,310)	(A)	(106,573)
			(34)	(D)
			301,500	(E)
Accumulated other comprehensive income	(785)	—			(785)
Total stockholders’ equity (deficit)	(103,167)	8,947	148,681		54,461
Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	73,984	9,943	(1,390)		82,537

Please refer to the notes to the unaudited pro forma condensed combined financial information

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024
(in thousands, except shares and per share amounts)

	Cullgen Historical	Pulmatrix Historical	Transaction Accounting Adjustments		Pro Forma Combined Total
Collaboration revenue	23,914	7,806			31,720
Operating expenses:
Research and development expenses	19,743	7,166			26,909
General and administrative expenses	6,343	7,785	4,310	(AA)	18,472
			34	(BB)
Loss on MannKind Transaction	—	2,618			2,618
Total operating expenses	26,086	17,569	4,344		47,999
Loss from operations	(2,173)	(9,763)	(4,344)		(16,280)
Other income (expense):
Foreign currency exchange gain	263	—			263
Change in fair value of warrant liabilities	—	(67)			(67)
Interest income	2,785	467			3,252
Other income (expense), net	441	(196)			245
Total other income (expense), net	3,489	204	—		3,693
Loss before income taxes	1,317	(9,559)	(4,344)		(12,586)
Income tax expense	(2,490)	—	912	(CC)	(1,578)
Net loss	(1,173)	(9,559)	(3,432)		(14,164)
Accretion of convertible preferred stock	(13,431)	—	13,431	(DD)	—
Net loss attributable to ordinary stockholders	(14,604)	(9,559)	9,999		(14,164)
Net loss per share attributable to common stockholders – basic and diluted	(1.46)	(2.62)			(0.16)	(EE)
Weighted average common shares outstanding – basic and diluted	10,023,615	3,652,285			89,958,812	(EE)

Please refer to the notes to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1. Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments have been prepared as if the Merger had been consummated on December 31, 2024, in the case of the unaudited pro forma condensed combined balance sheet, and, in the case of the unaudited pro forma condensed combined statements of operations, as if the Merger had been consummated on January 1, 2024, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with U.S. GAAP.
The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Accordingly, for accounting purposes, the financial statements of the Combined Company will represent a continuation of the financial statements of Cullgen with the acquisition being treated as the equivalent of Cullgen issuing stock for the net assets of Pulmatrix, accompanied by a recapitalization. The net assets of Cullgen will be stated at historical cost, with no goodwill or other intangible assets recorded.
The pro forma adjustments represent Pulmatrix and Cullgen management’s estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs incurred by Cullgen prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the Combined Company’s additional paid-in capital and are assumed to be a liability at Closing.
The unaudited pro forma condensed combined financial information does not give effect to the Proposed Reverse Stock Split because the reverse stock split ratio has not yet been determined.
The unaudited pro forma condensed combined financial information does not give effect to the Cash Dividend that may be declared and paid on shares of Pulmatrix common stock outstanding due to the uncertainty of Pulmatrix’s Net Cash as of Closing as per the terms of the Merger Agreement.
At the effective time of the Merger, Pulmatrix expects to issue 86,306,527 shares of common stock to the stockholders of Cullgen in the Merger, determined as follows:

Shares of Cullgen common stock outstanding	10,023,615
Shares of Cullgen convertible preferred shares, as converted	59,071,355
Total Cullgen common stock equivalent shares	69,094,970
Estimated exchange ratio	1.2491
Estimated shares of Pulmatrix common stock to be issued to Cullgen stockholders	86,306,527

2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024
The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2024 are as follows:
(A)
Reflects preliminary estimated transaction costs of $4.3 million, which are expected to be incurred by Pulmatrix in connection with the Merger, primarily comprised of accounting and advisory, legal, insurance, investment banking and other professional fees. These costs are reflected as an increase in accrued expenses and other current liabilities and accumulated deficit in the unaudited pro forma condensed combined balance sheet. The related income statement adjustment is reflected at adjustment (AA).

(B)
Reflects preliminary estimated transaction costs of $5.7 million, not yet reflected in the historical financial statements as of December 31, 2024, that are expected to be incurred by Cullgen in connection with the Merger, such as legal fees, accounting expenses and consulting fees, as an increase in accrued expenses and other current liabilities and a reduction to additional paid-in capital in the unaudited pro forma condensed combined balance sheet. Cullgen recorded approximately $1.4 million of the transaction costs on its consolidated balance sheet as deferred costs as of December 31, 2024. As the Merger is expected to be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets of Pulmatrix, these direct transaction costs are treated as a reduction of the net proceeds received within additional paid-in capital in accordance with ASC 340-10-S99-1. The adjustments for transaction costs exclude costs related to the Combined Company’s ongoing operations as a public company, which will be charged to expense as incurred.
(C)
Reflects the par value and additional paid-in capital related to the number of shares of Cullgen common stock issuable upon conversion of 59,071,355 shares of Cullgen preferred stock multiplied by the Exchange Ratio.

(D)	Reflects the increase in additional paid-in capital due to accelerated vesting of the outstanding options of Pulmatrix. The related income statement adjustment is reflected at adjustment (BB).
(E)	Reflects the elimination of Pulmatrix’s historical net equity, which represents the net assets acquired in the Merger.
3. Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2024
(AA)
Reflects preliminary estimated transaction costs of $4.3 million, not yet reflected in the historical financial statements for the year ended December 31, 2024, which are expected to be incurred by Pulmatrix in connection with the Merger, such as accounting fees, advisory fees, legal, insurance, investment banking and other professional fees, as an increase to general and administrative expense in the unaudited pro forma condensed combined statements of operations.

(BB)	Reflects the recognition of Pulmatrix’s stock-based compensation expense related to accelerated vesting of the outstanding options of Pulmatrix.
(CC)	Reflects the tax impact of all pro forma adjustments for the year ended December 31, 2024, calculated using a statutory rate of 21%.
(DD)	Reflects the elimination of accretion on Cullgen redeemable convertible preferred stock upon conversion into shares of Pulmatrix common stock.
(EE)
The pro forma basic and diluted net loss per share have been adjusted to reflect the pro forma net losses for the year ended December 31, 2024. In addition, the number of shares used to calculate the pro forma basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of Pulmatrix common stock for the respective periods. For the year ended December 31, 2024, pro forma basic and diluted net loss has been calculated as follows:

For the Year Ended December 31, 2024
Numerator
Pro forma net loss - basic and diluted	$(14,164)
Denominator
Cullgen stockholders	86,306,527
Pulmatrix stockholders	3,652,285
Weighted-average common stock outstanding – basic and diluted	89,958,812
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.16)

The above calculation excludes the effects of potentially dilutive shares from the computation of diluted net loss per share as the effect would have an antidilutive impact under the treasury stock method. Therefore, the weighted average number of shares of common stock outstanding used to calculate both basic and diluted net profit per share attributable to common stockholders is the same.

DESCRIPTION OF PULMATRIX CAPITAL STOCK
As a result of the Merger, Cullgen stockholders who receive shares of Pulmatrix in the Merger will become stockholders of Pulmatrix. The following description of Pulmatrix common stock and Pulmatrix preferred stock summarizes the material terms and provisions of Pulmatrix common stock and Pulmatrix preferred stock that Pulmatrix may offer but is not complete. For the complete terms of Pulmatrix common stock and Pulmatrix preferred stock, please refer to the Pulmatrix amended and restated certificate of incorporation, as amended (the “Pulmatrix Charter”), any certificates of designation for Pulmatrix preferred stock, and the Pulmatrix restated bylaws, as amended (the “Pulmatrix Bylaws”), copies of which are filed as exhibits to the registration statement of which this proxy/prospectus forms a part.
General
Pulmatrix has authorized 200,500,000 shares of capital stock, par value $0.0001 per share, of which 200,000,000 are shares of common stock and 500,000 are shares of “blank check” preferred stock. As of March 14, 2025, there were 3,652,285 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by Pulmatrix stockholders, unless such action is required by applicable law or the rules of any stock exchange on which Pulmatrix securities may be listed. Unless approval of Pulmatrix stockholders is so required, the Pulmatrix board of directors does not intend to seek stockholder approval for the issuance and sale of Pulmatrix common stock or preferred stock.
Pulmatrix Common Stock
The holders of Pulmatrix common stock are entitled to one vote per share. The Pulmatrix Charter does not provide for cumulative voting. Pulmatrix directors are divided into three classes. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The holders of Pulmatrix common stock are entitled to receive ratably such dividends, if any, as may be declared by the Pulmatrix board of directors out of legally available funds; however, the current policy of the Pulmatrix board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of Pulmatrix common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of Pulmatrix common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Pulmatrix common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Pulmatrix board of directors and issued in the future.
The transfer agent and registrar for Pulmatrix common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598. Pulmatrix common stock is listed on The Nasdaq Capital Market under the symbol “PULM.”
Preferred Stock
The Pulmatrix board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the Pulmatrix board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of preferred stock by the Pulmatrix board of directors may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of Pulmatrix common stock and could dilute the voting rights of the holders of Pulmatrix common stock.
Prior to the issuance of shares of each series of preferred stock, the Pulmatrix board of directors is required by the Delaware General Corporation Law (the “DGCL”) and the Pulmatrix Charter to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:
•
the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the Pulmatrix board of directors;

•	the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;
•	whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;
•
whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Pulmatrix board of directors may determine;

•	whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;
•	whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
•	whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;
•
the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and

•	any other relative rights, preferences and limitations of that series.
Once designated by the Pulmatrix board of directors, each series of preferred stock may have specific financial and other terms that will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock. These include the Pulmatrix Charter and any certificates of designation that the Pulmatrix board of directors may adopt.
Although the Pulmatrix board of directors has no intention at the present time of doing so, it could authorize the issuance of a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.
Delaware Anti-Takeover Law, Provisions of Pulmatrix Charter and Pulmatrix Bylaws
Delaware Anti-Takeover Law
Pulmatrix is subject to Section 203 of the DGCL. Section 203 of the DGCL, in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:
•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The term “business combination” is defined to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would result in the issuance or transfer by the corporation of any of its stock to the interested stockholder; certain transactions that would increase the interested stockholder’s proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary.
In general, Section 203 of the DGCL defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.
The restrictions in Section 203 of the DGCL do not apply to corporations that have elected, in the manner provided in Section 203 of the DGCL, not to be subject to Section 203 of the DGCL or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. The Pulmatrix Charter and Pulmatrix Bylaws do not opt out of Section 203 of the DGCL.
Section 203 of the DGCL could delay or prohibit mergers or other takeover or change in control attempts with respect to Pulmatrix and, accordingly, may discourage attempts to acquire Pulmatrix even though such a transaction may offer Pulmatrix stockholders the opportunity to sell their stock at a price above the prevailing market price.
Certificate of Incorporation and Bylaws
Provisions of the Pulmatrix Charter and Pulmatrix Bylaws may delay or discourage transactions involving an actual or potential change in Pulmatrix control or change in Pulmatrix management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that Pulmatrix stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of Pulmatrix common stock. Among other things, the Pulmatrix Charter and Pulmatrix Bylaws:
•
permit the Pulmatrix board of directors to issue up to 500,000 shares of preferred stock, without further action by the stockholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors in office;
•	divide the Pulmatrix board of directors into three classes, with each class serving staggered three-year terms;
•
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of Pulmatrix stockholders may be called only by the Pulmatrix board of directors, chairman or chief executive officer; and
•	provide advance notice provisions with which a stockholder who wishes to nominate a director or propose other business to be considered at a stockholder meeting must comply.
Warrants
As of March 14, 2025, there were outstanding warrants to purchase up to 934,373 shares of common stock.
We may issue warrants for the purchase of common stock or preferred stock in one or more series. We may issue warrants independently or together with common stock or preferred stock, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we may issue under a separate agreement. We may enter into a warrant agreement with a warrant agent. Each warrant agent may be a bank that we select which has its principal office in the United States. We may also choose to act as our own warrant agent. We will indicate the name and address of any such warrant agent in the applicable prospectus supplement relating to a particular series of warrants.
We will describe in the applicable prospectus supplement the terms of the series of warrants, including:
•	the offering price and aggregate number of warrants offered;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;
•
in the case of warrants to purchase common stock or preferred stock, the number or amount of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which and currency in which these shares may be purchased upon such exercise;

•	the manner of exercise of the warrants, including any cashless exercise rights;
•	the warrant agreement under which the warrants will be issued;
•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;
•	anti-dilution provisions of the warrants, if any;
•	the terms of any rights to redeem or call the warrants;
•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;
•
the dates on which the right to exercise the warrants will commence and expire or, if the warrants are not continuously exercisable during that period, the specific date or dates on which the warrants will be exercisable;

•	the manner in which the warrant agreement and warrants may be modified;
•	the identities of the warrant agent and any calculation or other agent for the warrants;
•	federal income tax considerations of holding or exercising the warrants;
•	the terms of the securities issuable upon exercise of the warrants;
•	any securities exchange or quotation system on which the warrants or any securities deliverable upon exercise of the warrants may be listed or quoted; and
•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.
Before exercising their warrants, holders of warrants may not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.
Exercise of Warrants
Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. Eastern Time, the close of business, on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required exercise price by the methods provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate, and in the applicable prospectus supplement, the information that the holder of the warrant will be required to deliver to the warrant agent.
Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will, if required by the terms of the warrant, issue a new warrant certificate for the remaining amount of warrants.
Enforceability of Rights By Holders of Warrants
Any warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action the holder’s right to exercise, and receive the securities purchasable upon exercise of, its warrants in accordance with their terms.
Warrant Agreement Will Not Be Qualified Under Trust Indenture Act
No warrant agreement will be qualified as an indenture, and no warrant agent will be required to qualify as a trustee, under the Trust Indenture Act of 1939. Therefore, holders of warrants issued under a warrant agreement will not have the protection of the Trust Indenture Act of 1939 with respect to their warrants.
Governing Law
Unless we provide otherwise in the applicable prospectus supplement, each warrant agreement and any warrants issued under the warrant agreements will be governed by New York law.

COMPARISON OF RIGHTS OF HOLDERS OF PULMATRIX CAPITAL STOCK
AND CULLGEN CAPITAL STOCK
If the Merger is completed, Cullgen stockholders will receive shares of Pulmatrix common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the Closing, assuming that Proposal Nos. 2 and 3 are approved by Pulmatrix stockholders, the Pulmatrix Charter will be amended to effect the reverse stock split and increase the number of shares of Pulmatrix common stock that Pulmatrix is authorized to issue from 200,000,000 to 250,000,000, as set forth in the forms of certificate of amendment attached as Annex B and Annex C to this proxy statement/prospectus, respectively. In addition, after the completion of the Merger, the Pulmatrix Charter will be amended to change its corporate name to “Cullgen Inc.”
Pulmatrix and Cullgen are both incorporated under the laws of the State of Delaware. The rights of Pulmatrix stockholders and Cullgen stockholders are generally governed by the DGCL. Upon completion of the Merger, Cullgen stockholders will become Pulmatrix stockholders, and their rights will be governed by the DGCL, the Pulmatrix Bylaws and the Pulmatrix Charter.
The material differences between the current rights of Cullgen stockholders under the Cullgen Charter and Cullen Bylaws and their rights as Pulmatrix stockholders, after the Merger, under the Pulmatrix Charter and the Pulmatrix Bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Pulmatrix or Cullgen before the Merger and being a Combined Company stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 328 of this proxy statement/prospectus.

Pulmatrix	Cullgen
Organizational Documents

The rights of Pulmatrix stockholders are governed by the Pulmatrix Charter, the Pulmatrix Bylaws and the DGCL.
The rights of Cullgen stockholders are governed by the Cullgen Charter, Cullgen Bylaws and the DGCL. Rights of certain holders of Cullgen preferred stock are governed by the Second Amended and Restated Investors’ Rights Agreement (the “Cullgen IRA”), the Second Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Cullgen ROFR Agreement”), and the Second Amended and Restated Voting Agreement, each dated as of December 29, 2020.

Authorized Capital Stock

Pulmatrix is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Pulmatrix is authorized to issue is 250,500,000, of which 250,000,000 shares are common stock, par value $0.0001 per share, and 500,000 shares are preferred stock, par value $0.0001 per share.

The number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of Pulmatrix capital stock entitled to vote thereon, without a vote of the holders of the preferred stock, or of any

Cullgen is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Cullgen is authorized to issue is 109,492,086, of which 65,000,000 shares are common stock, par value $0.0001 per share, and 44,492,086 shares are preferred stock, par value $0.0001 per share.

The number of authorized shares of Cullgen common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Cullgen preferred stock that may be required under the Cullgen Charter) the affirmative vote of the holders of shares of Cullgen capital stock

Pulmatrix	Cullgen
series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.	representing a majority of the votes represented by all outstanding shares of Cullgen capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

Pulmatrix’s authorized common stock consists of 250,000,000 shares of common stock, par value $0.0001 per share.

Each holder of a share of Pulmatrix common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Cullgen’s authorized common stock consists of 65,000,000 shares of common stock, par value $0.0001 per share.

Each holder of a share of Cullgen common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders (and written actions in lieu of meetings).

Preferred Stock

Pulmatrix’s authorized preferred stock consists of 500,000 shares of preferred stock, of which the Pulmatrix board of directors has designated 6,746 shares of preferred stock as “Series A Convertible Preferred Stock.” Each share of Series A Convertible Preferred Stock has a par value of $0.0001 per share and a stated value equal to $1,000.

No shares of Pulmatrix Series A Convertible Preferred Stock or undesignated preferred stock are currently outstanding. The Pulmatrix board of directors is authorized to issue shares of undesignated preferred stock in one or more series and to fix the designations, powers, preferences and relative, participating, optional and other rights, and any qualifications, limitations and restrictions, on such shares.

Cullgen’s authorized preferred stock consists of 44,492,086 shares of preferred stock, $0.0001 par value per share, and is divided into series. The first series, designated as “Series Seed-1 Preferred Stock,” consists of 10,000,000 shares (the “Cullgen Series Seed-1 Preferred”), the second series, designated as “Series Seed-2 Preferred Stock,” consists of 5,000,000 shares (the “Cullgen Series Seed-2 Preferred,” and together with the Cullgen Series Seed-1 Preferred, the “Cullgen Series Seed Preferred”), the third series, designated as “Series A Preferred Stock,” consists of 9,411,765 shares (the “Cullgen Series A Preferred”), and the fourth series, designated as “Series B Preferred Stock,” consists of 20,080,321 shares (the “Cullgen Series B Preferred”).

All of Cullgen’s authorized preferred stock are issued and outstanding.

On each matter voted on at a meeting of stockholders (and written actions in lieu of meetings), each holder of a share of Cullgen preferred stock is entitled to the number of votes equal to the number of whole shares of Cullgen common stock into which such shares of Cullgen preferred stock held of record could be converted on the applicable record date. Holders of Cullgen preferred stock vote together with holders of Cullgen common stock as a single class and on an as-converted basis. Notwithstanding the foregoing, each holder of a share of Cullgen Series Seed-1 Preferred is entitled to two votes per share of Cullgen Series Seed-1 Preferred.

Pulmatrix	Cullgen
Number and Qualification of Directors

The number of Pulmatrix directors is to be determined from time to time by resolution of the Pulmatrix board of directors, acting by the affirmative vote of a majority of the directors. The Pulmatrix board of directors currently consists of five members. Subject to any rights applicable to any then outstanding shares of preferred stock, any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Subject to the rights of holders of Cullgen common stock and Cullgen preferred stock, the number of directors of Cullgen is established from time to time by the board of directors or stockholders. Cullgen’s board of directors currently consists of five members. No reduction of the authorized number of directors shall have the effect of removing any director before such director’s term of office expires.

Structure of Board of Directors; Term of Directors; Election of Directors

The Pulmatrix board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Election of directors need not be by written ballot. The term of office of the first class expired at the first annual meeting of stockholders or any special meeting in lieu thereof, the term of office of the second class expired at the second annual meeting of stockholders or any special meeting in lieu thereof, and the term of office of the third class expired at the third annual meeting of stockholders or any special meeting in lieu thereof. At each succeeding annual meeting of stockholders, or special meeting in lieu thereof, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting or special meeting lieu of thereof, other than directors elected by the holders of any series of preferred stock. Notwithstanding the foregoing, directors elected to each class hold office until their successors are duly elected and qualified.

Cullgen directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Election of directors need not be by written ballot. Each director shall hold office until his or her successor is elected and qualified, or until such director’s earlier resignation or removal.

As long as more than 1,000,000 shares of Cullgen Series B Preferred remain outstanding, the holders of at least a majority of the outstanding shares of Cullgen Series B Preferred, voting as a separate class, shall be entitled to elect one director of Cullgen (the “Cullgen Series B Director”). As long as more than 1,000,000 shares of Cullgen Series A Preferred remain outstanding, the holders of at least a majority of the outstanding shares of Cullgen Series A Preferred, voting as a separate class, shall be entitled to elect one director of Cullgen (the “Cullgen Series A Director”). As long as more than 50% of the shares of Cullgen Series Seed-1 Preferred originally issued remain outstanding, the holders of at least a majority of the outstanding shares of Cullgen Series Seed-1 Preferred, voting as a separate class, shall be entitled to elect three directors of Cullgen (the “Cullgen Series Seed Directors”). The holders of a majority of the outstanding shares of Cullgen common stock, voting as a separate class, shall be entitled to elect two directors of Cullgen (the “Cullgen Common Directors”). The holders of a majority of the outstanding shares of Cullgen preferred stock and Cullgen common stock, voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors (the “Cullgen Joint Directors”).

Pulmatrix	Cullgen
Removal of Directors

Subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire Pulmatrix board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of Pulmatrix capital stock entitled to vote at an election of directors, voting together as a single class, unless otherwise provided under the DGCL.

The Cullgen Series B Director may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Cullgen Series B Preferred, voting as a separate class. The Cullgen Series A Director may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Cullgen Series A Preferred, voting as a separate class. The Cullgen Series Seed Directors may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Cullgen Series Seed Preferred, voting as a separate class. The Cullgen Common Directors may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Cullgen common stock, voting as a separate class. The Cullgen Joint Directors may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Cullgen preferred stock and Cullgen common stock, voting together as a single class and on an as-converted basis.

Vacancies on the Board of Directors

Any director may resign at any time upon notice given in writing or by electronic transmission to Pulmatrix at its principal place of business or to the Chairman of the Pulmatrix board of directors, Chief Executive Officer, President or Secretary. Such resignation will be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Pulmatrix board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will, unless otherwise required by the Pulmatrix Charter, the Pulmatrix Bylaws, the DGCL, or by resolution of the Pulmatrix board of directors, be filled only by a majority vote of the directors then in office even though less than a quorum, or by a sole remaining director and not by Pulmatrix stockholders, and directors so chosen will serve for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires or until such director’s successor is duly elected and qualified. In the event of a vacancy in the Pulmatrix

Any director may resign at any time upon notice given in writing or by electronic transmission to Cullgen’s board of directors, Chief Executive Officer, President, or Secretary. In the event of a vacancy in any directorship with respect to which the holders of a class or series of capital stock are entitled to elect the director, such vacancy shall be filled only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of such class or series of capital stock or by any remaining director or directors elected by the holders of such class or series of capital stock. If the holders of shares of a class or series of capital stock entitled to elect directors fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of such class or series elect a person to fill such directorship.

Pulmatrix	Cullgen
board of directors, the remaining directors, except as otherwise provided by the Pulmatrix Charter, the Pulmatrix Bylaws or the DGCL, may exercise the powers of the full Pulmatrix board of directors until the vacancy is filled.

Stockholder Action by Written Consent

No action may be taken by the Pulmatrix stockholders except at an annual or special meeting of the Pulmatrix stockholders called in accordance with the Pulmatrix Bylaws, and no action may be taken by the Pulmatrix stockholders by written consent in lieu of a meeting.

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and delivered to Cullgen in accordance with Section 228 of the DGCL. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent is delivered to Cullgen, a written consent or consents signed by a sufficient number of stockholders to take action are delivered to Cullgen.

Quorum

At any meeting of the stockholders, the holders of one-third of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by the Pulmatrix Charter, the Pulmatrix Bylaws, the DGCL or by rules of any stock exchange upon which Pulmatrix securities are listed. Where a separate vote by a class or classes is required, a majority of the voting power of the shares of such class or classes present in person or represented by proxy will constitute a quorum entitled to take action with respect to that vote on that matter.

In the absence of a quorum, the chairman of the meeting may adjourn the meeting to another place, if any, date, or time.

Except as otherwise provided by applicable law or the Cullgen Charter, the holders of a majority of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum is not present or represented at any meeting of the stockholders, either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

Special Meetings of Stockholders

Special meetings of the stockholders may be called only by the Pulmatrix board of directors pursuant to a resolution adopted by a majority of the whole Pulmatrix board of directors.
A special meeting of the stockholders may be called at any time by Cullgen’s board of directors, the Chairman of Cullgen’s board of directors, the Chief Executive Officer, the President or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. If a special meeting is called by any person or persons other than

Pulmatrix	Cullgen

Cullgen’s board of directors, the Chairman of Cullgen’s board of directors, the Chief Executive Officer or the President, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted and shall be delivered personally or sent by certified mail, by facsimile or by electronic transmission to the Chairman of Cullgen’s board of directors, the Chief Executive Officer, the President, any Vice President or the Secretary of Cullgen. No business may be transacted at such special meeting otherwise than specified in such notice. Notice shall be given to the stockholders entitled to vote that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request.

Notice of Stockholder Meetings

Notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided in the Pulmatrix Charter, the Pulmatrix Bylaws and the DGCL, as amended and restated from time to time.

When a meeting is adjourned to another place, if any, date or time, notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

All notices of meetings of stockholders shall be in writing not less than 10 nor more than sixty 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Pulmatrix	Cullgen
Advance Notice Requirements for Stockholder Proposals

Nominations of persons for election to the Pulmatrix board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the corporation’s notice of meeting or proxy materials with respect to such meeting, (b) by or at the direction of the Pulmatrix board of directors or (c) by any Pulmatrix stockholder who was a stockholder of record at the time of giving of notice provided for in the Pulmatrix Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Pulmatrix Bylaws.

Nominations of persons for election to the Pulmatrix board of directors may be made at a special meeting of stockholders at which directors are to be elected (a) by or at the direction of the Pulmatrix board of directors or (b) provided that the Pulmatrix board of directors has determined that directors shall be elected at such meeting, by any Pulmatrix stockholder who is a stockholder of record at the time of giving of notice provided for in the Pulmatrix Bylaws, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in the Pulmatrix Bylaws.
Neither the Cullgen Charter nor the Cullgen Bylaws contain advance notice requirements for stockholder proposals.

Amendment of Certificate of Incorporation

The Pulmatrix Charter provides that Pulmatrix may amend or repeal any provision contained in the Pulmatrix Charter in the manner prescribed by DGCL and all rights conferred upon stockholders are granted subject to Pulmatrix’s rights; provided that in addition to the vote of the holders of any class or series of Pulmatrix stock required by the Pulmatrix Charter, the Pulmatrix Bylaws or the DGCL, the affirmative vote of the holders of shares of Pulmatrix voting stock representing at least 80% of the voting power of all of the then outstanding shares of the capital stock of Pulmatrix entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision inconsistent with the current provisions relating to, among other things: (i) the requirement that all stockholder action be taken only at a duly called annual meeting or special meeting and not by written consent; (ii) the authority and power of the Pulmatrix board of directors, and the election and removal of Pulmatrix directors; (iii) the procedure required to amend the Pulmatrix Bylaws; (iv) indemnification of the Pulmatrix directors, officers and other persons; (v) the elimination of Pulmatrix directors’ personal liability for monetary damages for breaches of fiduciary duty as a director, subject to certain limitations; (vi) the percentage of the shares necessary to amend the

Subject to the provisions of the Cullgen Charter, including the rights of holders of Cullgen preferred stock, Cullgen may adopt, repeal, rescind, or amend any provisions contained in the Cullgen Charter in the manner now or hereafter prescribed by applicable law.

As long as more than 1,000,000 shares of Cullgen Series B Preferred remain outstanding, Cullgen shall not (by way of amendment, merger, consolidation, reclassification or otherwise), without the vote or written consent by at least 67% of the outstanding shares of Cullgen Series B Preferred, voting as a separate class: (i) amend the Cullgen Charter so as to alter or change adversely the preferences, rights, privileges or powers of, or increase the restrictions upon, the Cullgen Series B Preferred or (ii) authorize or issue, or obligate itself to issue, any other equity security (or security convertible or exercisable for any such equity security) unless the same ranks junior to the Cullgen Series B Preferred with respect to voting rights, dividend rights, redemption rights, liquidation preferences or other rights and privileges, or authorize an increase in the authorized number of shares of Cullgen Series B Preferred.
As long as more than 1,000,000 shares of Cullgen Series B Preferred remain outstanding, Cullgen shall not (by way of amendment, merger, consolidation,

Pulmatrix	Cullgen
Pulmatrix Charter; and (vii) authorization of the Pulmatrix board of directors to issue rights pursuant to Section 157 of the DGCL.
reclassification or otherwise), without the vote or written consent by at least a majority of the outstanding shares of Cullgen Series B Preferred, voting as a separate class, increase or decrease the authorized number of directors of Cullgen or change the manner in which directors are elected.

As long as more than 1,000,000 shares of Cullgen Series A Preferred remain outstanding, Cullgen shall not (by way of amendment, merger, consolidation, reclassification or otherwise), without the vote or written consent by the holders of at least a majority of the outstanding shares of Cullgen Series A Preferred, voting as a separate class: (i) amend the Cullgen Charter so as to alter or change adversely the preferences, rights, privileges or powers of, or increase the restrictions upon, the Cullgen Series A Preferred, (ii) authorize or issue, or obligate itself to issue, any other equity security (or security convertible or exercisable for any such equity security) unless the same ranks junior to the Series A Preferred with respect to voting rights, dividend rights, redemption rights or liquidation preferences, or (iii) increase or decrease the authorized number of directors of Cullgen or change the manner in which directors are elected.

Amendment of Bylaws

The Pulmatrix board of directors is expressly empowered to adopt, amend or repeal the Pulmatrix Bylaws. Any adoption, amendment or repeal of the Pulmatrix Bylaws by the Pulmatrix board of directors shall require the approval of a majority of the whole Pulmatrix board of directors. The stockholders shall also have power to adopt, amend or repeal the Pulmatrix Bylaws; provided, that in addition to any vote of the holders of any class or series of Pulmatrix stock required by the Pulmatrix Charter, the Pulmatrix Bylaws and the DGCL, the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of the Pulmatrix capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Pulmatrix Bylaws.

Subject to the rights of holders of Cullgen preferred stock, Cullgen’s board of directors shall have the power to adopt, amend, repeal or otherwise alter the Cullgen Bylaws without any action on the part of the stockholders; provided, however, that the grant of such power to Cullgen’s board of directors shall not divest Cullgen stockholders of nor limit their power, subject to the rights of holders of Cullgen preferred stock, to adopt, amend, repeal or otherwise alter the Cullgen Bylaws.
As long as more than 1,000,000 shares of Cullgen Series B Preferred remain outstanding, Cullgen shall not (by way of amendment, merger, consolidation, reclassification or otherwise), without the vote or written consent by at least 67% of the outstanding shares of Cullgen Series B Preferred, voting as a separate class, amend the Cullgen Bylaws so as to alter or change adversely the preferences, rights, privileges or powers of, or increase the restrictions upon, the Cullgen Series B Preferred.

As long as more than 1,000,000 shares of Cullgen Series A Preferred remain outstanding, Cullgen shall not (by way of amendment, merger, consolidation, reclassification or otherwise), without the vote or written consent by the holders of at least a majority of the outstanding shares of Cullgen Series A Preferred, voting

Pulmatrix	Cullgen
as a separate class, amend the Cullgen Bylaws so as to alter or change adversely the preferences, rights, privileges or powers of, or increase the restrictions upon, the Cullgen Series A Preferred.

Limitation on Director Liability

No director shall be personally liable to Pulmatrix or its stockholders for any monetary damages for breaches of fiduciary duty as a director; provided that it shall not eliminate or limit the liability of a director, to the extent that such liability is imposed by applicable law, (i) for any breach of the director’s duty of loyalty to Pulmatrix or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 or successor provisions of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of the related provision in the Pulmatrix Charter shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Pulmatrix director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Cullgen Charter provides that, to the fullest extent permitted by the DGCL, as it presently exists or as it may hereafter be amended, a director of Cullgen shall not be personally liable to Cullgen or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to eliminate or limit further, or to authorize corporate action eliminating or limiting further the personal liability of directors, then the liability of a director of Cullgen shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of Pulmatrix or is or was serving at the request of Pulmatrix as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by Pulmatrix to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Pulmatrix to provide broader indemnification rights than such law permitted Pulmatrix to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such

The Cullgen Charter provides that, to the fullest extent permitted by the DGCL, as it presently exists or as it may hereafter be amended, Cullgen is authorized to indemnify (and to advance expenses to) any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding , whether civil, criminal, administrative or investigative (for purposes of this paragraph, a “proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of Cullgen or is or was serving at the request of Cullgen as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding.
The Cullgen Bylaws require Cullgen to indemnify, to the maximum extent and in the manner permitted by the DGCL, each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in

Pulmatrix	Cullgen
Indemnitee in connection therewith. An Indemnitee shall also have the right to be paid by Pulmatrix the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition, subject to certain conditions. The rights to indemnification and to the advancement of expenses shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Pulmatrix Charter, the Pulmatrix Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise. Pulmatrix may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Pulmatrix or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Pulmatrix would have the power to indemnify such person against such expense, liability or loss under the DGCL.

connection with any proceeding, arising by reason of the fact that such person is or was an agent of Cullgen, including any person who is or was a director or officer of Cullgen or serving at the request of Cullgen as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or was a director or officer of a corporation which was a predecessor corporation of Cullgen or of another enterprise at the request of such predecessor corporation.

The Cullgen Bylaws authorize Cullgen to indemnify, to the maximum extent and in the manner permitted by the DGCL, each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Cullgen, including any person who is or was an employee or agent of Cullgen or serving at the request of Cullgen as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or was an employee or agent of a corporation which was a predecessor corporation of Cullgen or of another enterprise at the request of such predecessor corporation.

The Cullgen Bylaws also provide that expenses incurred in defending any action or proceeding for which indemnification is required or permitted pursuant to the Cullgen Bylaws with respect to directors, officers, employees or agents, following the authorization thereof by Cullgen’s board of directors, shall be paid by Cullgen in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in the Cullgen Bylaws.

The Cullgen Bylaws also provide that the rights to indemnification provided by the Cullgen Bylaws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Cullgen Charter.

Conversion Rights

Pulmatrix does not have any outstanding shares of	The Cullgen Charter provides that holders of preferred

Pulmatrix	Cullgen
Pulmatrix Series A Convertible Preferred Stock or undesignated preferred stock.
stock have the right to convert such shares into shares of common stock, at the option of the holder, at any time, at a conversion rate in accordance with the terms set forth in the Cullgen Charter. In addition, each outstanding share of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate as calculated in accordance with the Cullgen Charter upon the earliest to occur of (i) the date, or the occurrence of an event, specified by the vote or written consent of holders of at least a majority of the voting power of the preferred stock then outstanding (including the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Cullgen Series B Preferred), voting as a separate class, or (ii) the closing of the sale of Cullgen common stock to the public at a price per share that is no less than three times the original issue price of the Cullgen Series B Preferred, in a firm commitment underwritten public offering on an internationally recognized exchange, which, if in the United States of America, shall be registered under the Securities Act, other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto), that will bring gross offering proceeds to Cullgen, before deduction of underwriting discounts, commissions and registration expenses, of at least US $100,000,000.

Right of First Refusal

Pulmatrix does not have a right of first refusal in place.
Certain stockholders party to the Cullgen ROFR Agreement proposing to sell or transfer any shares of Cullgen common stock (including any securities convertible or exercisable for Cullgen common stock) must first provide Cullgen with the right to purchase such shares. In such an event, if Cullgen does not elect to exercise its right of first refusal in full or the option to so purchase such shares expires, each Major Holder (as defined in the Cullgen ROFR Agreement) has a secondary refusal right to purchase a pro rata portion up to all of such shares of Cullgen common stock (including any securities convertible or exercisable for Cullgen common stock) which are proposed for sale or transfer and not purchased by Cullgen pursuant to its right of first refusal.

Right of Co-Sale

Pulmatrix does not have a right of co-sale in place.
Each Major Holder (as defined in the Cullgen ROFR Agreement) has a right of co-sale with respect to any shares of Cullgen common stock (including any securities convertible or exercisable for Cullgen common stock) proposed to be sold or transferred that are not either purchased by Cullgen by exercise of its right of

Pulmatrix	Cullgen
first refusal (as further described above) or by certain Cullgen stockholders by exercise of their secondary refusal right (as further described above), each pursuant to the Cullgen ROFR Agreement.

Preemptive Rights

Pulmatrix stockholders do not have preemptive rights. Thus, if additional shares of Pulmatrix common stock are issued, the current holders of Pulmatrix common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Pursuant to the Cullgen IRA, if Cullgen proposes to offer or sell certain new capital stock, rights, options or warrants to purchase such capital stock or securities convertible into capital stock, Cullgen must first offer such securities to each Major Holder (as defined in the Cullgen IRA), who will then have a right to purchase securities in such new issuance equal to the proportion of the ownership interest of such Major Holder prior to such offering.

Distributions to Stockholders

The holders of Pulmatrix common stock are entitled to receive ratably such dividends, if any, as may be declared by the Pulmatrix board of directors out of legally available funds in accordance with the DGCL; however, the current policy of the Pulmatrix board of directors is to retain earnings, if any, for operations and growth.

The Pulmatrix board of directors may fix a record date for the determination of holders of Pulmatrix capital stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.

Cullgen shall not declare or pay dividends (other than dividends payable solely in shares of common stock) unless dividends on Cullgen Series B Preferred, Cullgen Series A Preferred and Cullgen Series Seed Preferred in accordance with the Cullgen Charter shall have been paid or declared and set apart. If any such dividend is paid on any share of Cullgen common stock, such dividend shall be distributed among all holders of Cullgen common stock and Cullgen preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then effective conversion rate.

Exclusive Forum

Pulmatrix does not have an exclusive forum in place.
The Cullgen Charter provides that, unless Cullgen consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Cullgen, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Cullgen to Cullgen or Cullgen stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. These provisions may impose additional costs on Cullgen stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or were permitted to select another jurisdiction. Additionally, these provisions may limit Cullgen stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Cullgen or its directors, officers or other employees, which may

Pulmatrix	Cullgen
discourage such lawsuits against Cullgen and its directors, officers and other employees even though an action, if successful, might benefit its stockholders.

Registration Rights

Pulmatrix does not have any registration rights in place.
Under the Cullgen IRA, certain holders of Cullgen capital stock that are party to the Cullgen IRA, have certain registration rights, including the right to demand that Cullgen file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Cullgen is otherwise filing, so-called “piggyback” registration rights. The registration rights granted under the Cullgen IRA will terminate upon the earlier of: (i) such time after Cullgen’s initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act during any 90 day period or (ii) the fifth anniversary of the closing of Cullgen’s initial public offering.

Stock Transfer Restrictions Applicable to Stockholders

Shares of Pulmatrix stock are transferable in the manner prescribed by the DGCL and by such other regulations as the Pulmatrix board of directors may establish.	Shares of Cullgen are transferable in the manner prescribed by the DGCL, subject to additional limits on certain Cullgen stockholders party to the Cullgen ROFR Agreement and Cullgen IRA.

PRINCIPAL STOCKHOLDERS OF PULMATRIX
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.
The following table sets forth certain information regarding beneficial ownership of Pulmatrix common stock as of May 1, 2025 for:
•	each person or group of affiliated persons who is known by Pulmatrix to be the beneficial owner of more than 5% of its common stock;
•	each Pulmatrix director;
•	each Pulmatrix named executive officer; and
•	all Pulmatrix directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to the Pulmatrix securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 1, 2025. Shares of the Pulmatrix common stock that an individual or entity has the right to acquire within 60 days of May 1, 2025 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Pulmatrix’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.
The table lists applicable percentage ownership based on 3,652,285 shares of Pulmatrix common stock outstanding as of May 1, 2025. The number of shares beneficially owned includes shares of Pulmatrix common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options. These stock options shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Pulmatrix common stock owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Pulmatrix common stock owned by any other person.
Unless otherwise indicated, the address for each beneficial owner is c/o Pulmatrix, Inc., 945 Concord Street, Suite 1217, Framingham, MA 01701.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
5% or Greater Stockholders
	—	—
Directors and Executive Officers:
Richard Batycky, Ph.D.	4,688	*
Todd Bazemore	4,163	*
Christopher Cabell, M.D.	4,163	*
Michael J. Higgins	7,830	*
Anand Varadan	3,320	*
Teofilo Raad	—	—
Margaret Wasilewski, M.D.	—	—
Peter Ludlum	—	—
All executive officers and directors as a group (8 persons)	24,164	*

*	Less than 1%.

PRINCIPAL STOCKHOLDERS OF CULLGEN
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.
The following table sets forth certain information regarding beneficial ownership of Cullgen capital stock on an as-converted Cullgen common stock basis as of May 1, 2025 for:
•	each person or group of affiliated persons who is known by Cullgen to be the beneficial owner or more than 5% of Cullgen common stock;
•	each Cullgen director;
•	each named executive officer of Cullgen; and
•	all Cullgen directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to Cullgen securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 1, 2025. Shares of Cullgen common stock that an individual or entity has the right to acquire within 60 days of May 1, 2025 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Cullgen’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.
The table lists applicable percentage ownership based on 67,844,970 shares of common stock outstanding as of May 1, 2025, assuming the conversion of all outstanding shares of Cullgen preferred stock into shares of Cullgen common stock. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options. These stock options shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Cullgen common stock owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Cullgen common stock expected to be owned by any other person.
Unless otherwise indicated, the address for each beneficial owner is c/o Cullgen Inc., 12730 High Bluff Drive, Suite 250, San Diego, CA 92130.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
5% or Greater Stockholders
Entities affiliated with GNI Japan(1)	27,370,360	40.3%
HSG Venture VII Holdco, Ltd.(2)	7,890,385	11.6%
AstraZeneca-CICC Entities(3)	5,712,544	8.4%
Dr. Jian Jin(4)	5,000,000	7.4%
Dr. Yue Xiong(5)	5,000,000	7.4%
Neutron Star HK Limited(6)	4,332,625	6.4%
Dr. Ying Luo(7)	4,000,000	5.6%
Directors and Executive Officers:
Dr. Ying Luo(7)	4,000,000	5.6%
Thomas Eastling(8)	665,000	*
Dr. Yue Xiong	5,000,000	7.4%
Dr. Jian Jin	5,000,000	7.4%
Dr. Frank Yan	—	—
Dr. Cuiping (Trency) Gu	—	—
Dr. Xiaogang Pan	—	—
All executive officers and directors as a group (7 persons)(9)	14,665,000	20.2%

*	Less than 1%.

(1)
Consists of (i) 10,000,000 shares of Cullgen common stock issuable upon conversion of 10,000,000 shares of Cullgen Series Seed-1 Preferred held by GNI USA, (ii) 6,250,000 shares of Cullgen common stock issuable upon conversion of 5,000,000 shares of Cullgen Seed-2 Preferred held by GNI USA, (iii) 4,819,278 shares of Cullgen common stock issuable upon conversion of 4,819,278 shares of Cullgen Series B Preferred held by GNI Japan, (iv) 4,016,064 shares of Cullgen common stock issuable upon conversion of 4,016,064 shares of Cullgen Series B Preferred held by GNI USA and (v) 2,285,018 shares of Cullgen common stock issuable upon conversion of 2,285,018 shares of Cullgen Series C Preferred held by GNI USA. GNI USA, through GNI Japan-affiliated entities, is a wholly owned subsidiary of GNI Japan. By virtue of such relationship, GNI Japan may be deemed to have voting and investment power with respect to the shares held by GNI USA. Ying Luo, Ph.D., one of the Cullgen directors, is a director, representative executive officer, president and chief executive officer and executive committee member of GNI Japan and may be deemed to share voting and dispositive power over the shares held of record by GNI USA. The address for these entities is c/o GNI Group Ltd., Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan.

(2)
Consists of (i) 5,882,353 shares of Cullgen common stock issuable upon conversion of 5,882,353 shares of Cullgen Series A Preferred held by HSG Venture VII Holdco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HSG Venture VII Holdco”), and (ii) 2,008,032 shares of Cullgen common stock issuable upon conversion of 2,008,032 shares of Cullgen Series B Preferred held by HSG Venture VII Holdco. HSG Venture VII Holdco is wholly owned by HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P., whose general partner in turn, is HSG Holding Limited. The registered address of HSG Venture VII Holdco is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)
Consists of (i) 3,808,363 shares of Cullgen common stock issuable upon conversion of 3,808,363 shares of Cullgen Series C Preferred held by Wuxi AstraZeneca-CICC No.1 Venture Capital Partnership (L.P.) (“Wuxi AstraZeneca-CICC”) and (ii) 1,904,181 shares of Cullgen common stock issuable upon conversion of 1,904,181 shares of Cullgen Series C Preferred held by Hangzhou AstraZeneca-CICC Venture Capital Partnership (L.P.) (“Hangzhou AstraZeneca-CICC” and together with Wuxi AstraZeneca-CICC, the “AstraZeneca-CICC Entities”). The general partners of each AstraZeneca-CICC Entity are AstraZeneca Investment Consulting (Wuxi) Co., Ltd (“AstraZeneca GP”) and CICC Private Equity Management Co., Ltd. (“CICC GP”). Each general partner of each AstraZeneca-CICC Entity has the right to nominate four members to the investment committee of such AstraZeneca-CICC Entity. Each AstraZeneca-CICC Entity's voting and investment decisions with regard to the shares it holds are made collectively by its eight-member investment committee, which makes its voting and dispositive decisions by majority vote. AstraZeneca GP is ultimately controlled by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (LSE/STO/Nasdaq: AZN). CICC GP is a wholly-owned subsidiary of China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange (stock code: 601995) and the Hong Kong Stock Exchange (stock code: 03908). The address of Wuxi AstraZeneca-CICC is Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China. The address of Hangzhou AstraZeneca-CICC is 398 Shaoxing Road, Room 1414, Hangzhou City, China. The address of AstraZeneca GP is Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China. The address of CICC GP is Unit 03, 8/F, No. 100 South Zhongshan Road, Huangpu District, Shanghai. The address of AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, England. The address of China International Capital Corporation Limited is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, People's Republic of China. Each of AstraZeneca GP, CICC GP, AstraZeneca PLC, and China International Capital Corporation Limited disclaim beneficial ownership over all shares held by the AstraZeneca-CICC Entities except to the extent of their indirect pecuniary interests therein.

(4)	Consists of 5,000,000 shares of Cullgen common stock held by a trust, for which Jian Jin and his spouse serve as co-trustees.
(5)	As of March 14, 2025, shares held by Dr. Yue Xiong were pledged as security pursuant to a lease agreement between Dr. Xiong and GNI USA.
(6)
Consists of (i) 3,529,412 shares of Cullgen common stock issuable upon conversion of 3,529,412 shares of Series A Preferred held by Neutron Star HK Limited, a private company limited by shares registered in Hong Kong (“Neutron Star HK Limited”) and (ii) 803,213 shares of Cullgen common stock issuable upon conversion of 803,213 shares of Series B Preferred held by Neutron Star HK Limited. The address for Neutron Star HK Limited is Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong.

(7)	Consists of 4,000,000 shares of Cullgen common stock issuable upon the exercise of options that will vest within 60 days of the date of this table.
(8)
Consists of (i) 595,000 shares of Cullgen common stock issuable upon the exercise of options that will vest within 60 days of the date of this table held by Thomas Eastling and (ii) 70,000 shares of Cullgen common stock issuable upon the exercise of options that will vest within 60 days of the date of this table held by Ruoyu Chen. Mr. Eastling and Ms. Chen are married.

(9)
Consists of (i) 10,000,000 shares of Cullgen common stock and (ii) 4,665,000 shares of Cullgen common stock issuable upon the exercise of options that will vest within 60 days of the date of this table.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.
The following table sets forth certain information regarding beneficial ownership of the Combined Company common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on May 1, 2025 for:
•	each person or group of affiliated persons who is expected by Pulmatrix and Cullgen to be the beneficial owner of more than 5% of the Combined Company common stock;
•	each person expected to be a director of the Combined Company;
•	each person expected to be a named executive officer of the Combined Company; and
•	all of the Combined Company expected directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to the Combined Company securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 1, 2025. Shares of the Combined Company common stock that an individual or entity has the right to acquire within 60 days of May 1, 2025 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Pulmatrix’s and Cullgen’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.
The table lists applicable percentage ownership based on 89,958,812 shares of common stock expected to be outstanding upon consummation of the Merger, without giving effect to the anticipated Pulmatrix reverse stock split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options. These stock options shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company common stock expected to be owned by any other person.
Immediately after the Merger, Pulmatrix securityholders as of immediately prior to the Merger are expected to own approximately 3.6145% of the outstanding shares of Combined Company capital stock (on a fully-diluted basis), and former holders of Cullgen securities are expected to own approximately 96.3655% of the outstanding shares of Combined Company capital stock (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, Pulmatrix’s Net Cash as of Closing being at least $2,500,000. Pulmatrix management currently anticipates Pulmatrix’s Net Cash as of Closing will be approximately $3,500,000, before allocating $2,500,000 to Cullgen and before giving effect to the special Cash Dividend, which is expected to be approximately $1,000,000, and the currently estimated ownership percentages reflect this projection. There can be no assurances any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. The table below assumes that, based on Pulmatrix’s and Cullgen’s capitalization as of November 13, 2024, the date the Merger Agreement was executed, the Exchange Ratio is estimated to be equal to approximately 1.2491 shares of Pulmatrix common stock for each share of Cullgen common stock, prior to giving effect to the anticipated Pulmatrix reverse stock split. The estimated Exchange Ratio was derived on a fully-diluted basis as of November 13, 2024, using a stipulated value of Cullgen of approximately $280,000,000 and of Pulmatrix of approximately $10,500,000, assuming Pulmatrix’s Net Cash of at least $2,500,000 as of Closing and no changes to the number of shares underlying Pulmatrix’s stock options or warrants that are outstanding and in the money immediately prior to the Effective Time. The final Exchange Ratio is subject to adjustment prior to Closing based upon Pulmatrix’s Net Cash at Closing.
Unless otherwise indicated, the address for each beneficial owner is c/o Cullgen Inc., 12730 High Bluff Drive, Suite 250, San Diego, CA 92130.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
5% or Greater Stockholders
Entities affiliated with GNI Japan(1)	34,188,316	38.0%
HSG Venture VII Holdco, Ltd.(2)	9,855,879	11.0%
AstraZeneca-CICC Entities(3)	7,135,538	7.9%
Dr. Jian Jin(4)	6,245,500	6.9%
Dr. Yue Xiong(5)	6,245,500	6.9%
Neutron Star HK Limited(6)	5,411,881	6.0%
Dr. Ying Luo(7)	4,996,400	5.3%
Directors and Executive Officers:
Dr. Ying Luo(7)	4,996,400	5.3%
Thomas Eastling(8)	830,651	*
Dr. Yue Xiong(5)	6,245,500	6.9%
Dr. Claire Weston	—	—
Maxwell Kirkby	—	—
Dr. Feng Tian	—	—
Peter Ludlum	—	—
All executive officers and directors as a group (7 persons)(9)	12,072,551	12.6%

*	Less than 1%.
(1)
Consists of (i) 28,168,556 shares of Combined Company common stock held by GNI USA and (ii) 6,019,760 shares of Combined Company common stock held by GNI Japan. GNI USA, through GNI Japan-affiliated entities, is a wholly owned subsidiary of GNI Japan. By virtue of such relationship, GNI Japan may be deemed to have voting and investment power with respect to the shares held by GNI USA. Ying Luo, Ph.D., one of the Combined Company directors, is a director, representative executive officer, president and chief executive officer and executive committee member of GNI Japan and may be deemed to share voting and dispositive power over the shares held of record by GNI USA. The address for these entities is c/o GNI Group Ltd., Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan.

(2)
Consists of 9,855,879 shares of Combined Company common stock held by HSG Venture VII Holdco. HSG Venture VII Holdco is wholly owned by HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P., whose general partner in turn, is HSG Holding Limited. The registered address of HSG Venture VII Holdco is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)
Consists of (i) 4,757,026 shares of Combined Company common stock held by Wuxi AstraZeneca-CICC and (ii) 2,378,512 shares of Combined Company common stock held by Hangzhou AstraZeneca-CICC. The general partners of each AstraZeneca-CICC Entity are AstraZeneca GP and CICC GP. Each general partner of each AstraZeneca-CICC Entity has the right to nominate four members to the investment committee of such AstraZeneca-CICC Entity. Each AstraZeneca-CICC Entity's voting and investment decisions with regard to the shares it holds are made collectively by its eight-member investment committee, which makes its voting and dispositive decisions by majority vote. AstraZeneca GP is ultimately controlled by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (LSE/STO/Nasdaq: AZN). CICC GP is a wholly-owned subsidiary of China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange (stock code: 601995) and the Hong Kong Stock Exchange (stock code: 03908). The address of Wuxi AstraZeneca-CICC is Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China. The address of Hangzhou AstraZeneca-CICC is 398 Shaoxing Road, Room 1414, Hangzhou City, China. The address of AstraZeneca GP is Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China. The address of CICC GP is Unit 03, 8/F, No. 100 South Zhongshan Road, Huangpu District, Shanghai. The address of AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, England. The address of China International Capital Corporation Limited is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, People's Republic of China. Each of AstraZeneca GP, CICC GP, AstraZeneca PLC, and China International Capital Corporation Limited disclaim beneficial ownership over all shares held by the AstraZeneca-CICC Entities except to the extent of their indirect pecuniary interests therein.

(4)	Consists of 6,245,500 shares of Combined Company common stock held by a trust, for which Jian Jin and his spouse serve as co-trustees.
(5)	As of May 1, 2025, shares held by Dr. Yue Xiong were pledged as security pursuant to a lease agreement between Dr. Xiong and GNI USA.
(6)
Consists of 5,411,881 shares of Combined Company common stock held by Neutron Star HK Limited. The address for Neutron Star HK Limited is Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong.

(7)	Consists of 4,996,400 shares of Combined Company common stock issuable upon the exercise of options that will vest within 60 days of the date of this table.
(8)
Consists of (i) 743,214 shares of Combined Company common stock issuable upon the exercise of options that will vest within 60 days of the date of this table held by Thomas Eastling and (ii) 87,437 shares of Combined Company common stock issuable upon the exercise of options that will vest within 60 days of the date of this table held by Ruoyu Chen. Mr. Eastling and Ms. Chen are married.

(9)
Consists of (i) 6,245,500 shares of Combined Company common stock and (ii) 5,827,051 shares of Combined Company common stock issuable upon the exercise of options that will vest within 60 days of the date of this table.

LEGAL MATTERS
Haynes and Boone, LLP will pass upon the validity of Pulmatrix common stock offered by this proxy statement/prospectus.
EXPERTS
The consolidated financial statements of Pulmatrix, Inc. as of December 31, 2024 and 2023 and for the years then ended appearing in this proxy statement/prospectus, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon the report of such firm given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Cullgen Inc. at December 31, 2024 and 2023, and for the years then ended, included in this proxy statement/prospectus of Pulmatrix, Inc., which is referred to and made a part of this Registration Statement, have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of Ernst & Young Hua Ming LLP is located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION
Pulmatrix is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Pulmatrix’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.
Pulmatrix also makes available free of charge on or through its website at https://ir.pulmatrix.com/sec-filings, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Pulmatrix electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Pulmatrix are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
Pulmatrix has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Pulmatrix common stock to be issued to Cullgen stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Pulmatrix and Pulmatrix common stock. This proxy statement/ prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Pulmatrix has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus relating to Pulmatrix, and Cullgen has supplied all information contained in this proxy statement/prospectus relating to Cullgen.
You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Pulmatrix or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Pulmatrix without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. If you would like to request documents from Pulmatrix or Cullgen, please send a request in writing or by telephone to either Pulmatrix or Cullgen at the following addresses:

Pulmatrix, Inc.	Cullgen Inc.
945 Concord Street, Suite 1217	12730 High Bluff Drive, Suite 250
Framingham, MA 01701	San Diego, CA 92130
Attn: Investor Relations	Attn: Investor Relations
Tel: (888) 355-4440	Tel: (858) 284-0115
Email: Info@Pulmatrix.com	Email: Inquiries@Cullgen.com

OTHER MATTERS
Submission of Future Stockholder Proposals
Pursuant to Rule 14a-8 under the Exchange Act (“Rule 14a-8”), a Pulmatrix stockholder who intends to present a proposal at Pulmatrix’s next annual meeting of stockholders (the “Pulmatrix 2026 Annual Meeting”) and who wishes the proposal to be included in the proxy statement and form of proxy for that meeting must submit the proposal in writing no later than January 16, 2026, after which date such stockholder proposal will be considered untimely. Such proposal must be submitted on or before the close of business with attention to Pulmatrix’s corporate secretary at 945 Concord Street, Suite 1217, Framingham, MA 01701.
Pulmatrix stockholders wishing to nominate a director or submit proposals to be presented directly at the Pulmatrix 2026 Annual Meeting instead of by inclusion in the proxy statement for the Pulmatrix 2026 Annual Meeting must follow the submission criteria and deadlines set forth in the Pulmatrix Bylaws concerning stockholder nominations and proposals. Pulmatrix stockholder nominations for director and other proposals that are not to be included in such materials must be received by Pulmatrix’s corporate secretary in writing at its corporate offices, as listed above, no earlier than February 16, 2026 and no later than the close of business on March 18, 2026; provided, however, that if such meeting is held more than 30 days before or more than 30 days after the anniversary of the Annual Meeting, notice by the stockholder to be timely must be received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Any such Pulmatrix stockholder proposals or nominations for director must also satisfy the requirements set forth in the Pulmatrix Bylaws. To be eligible for inclusion in Pulmatrix’s proxy materials, Pulmatrix stockholder proposals must also comply with the requirements of Rule 14a-8. Stockholders are also advised to review the Pulmatrix Bylaws, which contain additional advance notice requirements, including requirements with respect to advance notice of stockholder proposals and director nominations. A proxy granted by a Pulmatrix stockholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice provisions in the Pulmatrix Bylaws, subject to applicable rules of the SEC.
Communications with Directors
The Pulmatrix board of directors welcomes communication from the Pulmatrix stockholders. Pulmatrix stockholders and other interested parties who wish to communicate with a member or members of the Pulmatrix board of directors or a committee thereof may do so by addressing correspondence to the Pulmatrix board of directors member, members or committee at Pulmatrix, Inc. 945 Concord Street, Suite 1217, Framingham, MA 01701, Attention: Corporate Secretary. Pulmatrix’s corporate secretary will review and forward correspondence to the appropriate person or persons.
All communications received as set forth in the preceding paragraph will be opened by Pulmatrix’s corporate secretary for the sole purpose of determining whether the contents represent a message to the Pulmatrix board of directors. Any contents that are not in the nature of advertising, promotions of a product or service or patently offensive material will be forwarded promptly to the addressee(s). In the case of communications to the Pulmatrix board of directors or any group or committee of directors, Pulmatrix’s corporate secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to whom the communication is addressed. If the amount of correspondence received through the foregoing process becomes excessive, the Pulmatrix board of directors may consider approving a process for review, organization and screening of the correspondence by Pulmatrix’s corporate secretary or another appropriate person.
Householding of Proxy Statement/Prospectus
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single set of the proxy materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
In connection with the Pulmatrix Special Meeting, a number of brokers with account holders who are Pulmatrix stockholders will be “householding” Pulmatrix’s proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from his or her broker that the broker will be “householding” communications to such stockholder’s address, “householding” will continue until the stockholder is notified otherwise or until the stockholder revokes his or her consent. If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such stockholder should notify his or her broker or Pulmatrix. Direct the written request to Pulmatrix, Inc., 945 Concord Street, Suite 1217, Framingham, MA 01701, Attention: Corporate Secretary, telephone: (888) 355-4440. Stockholders who currently receive multiple copies of the proxy materials at their addresses and would like to request “householding” of their communications should contact their brokers.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Pulmatrix, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pulmatrix, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2015.

New York, NY
March 21, 2025

PULMATRIX, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$9,521	$19,173
Accounts receivable	—	928
Prepaid expenses and other current assets	399	742
Total current assets	9,920	20,843
Property and equipment, net	—	1,158
Operating lease right-of-use asset	—	10,309
Long-term restricted cash	10	1,472
Other long-term assets	13	176
Total assets	$9,943	$33,958
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$809	$1,915
Accrued expenses and other current liabilities	120	947
Operating lease liability	—	429
Deferred revenue	—	618
Total current liabilities	929	3,909
Warrant liability	67	—
Deferred revenue, net of current portion	—	3,727
Operating lease liability, net of current portion	—	8,327
Total liabilities	996	15,963
Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.0001 par value — 500,000 shares authorized; 6,746 shares designated Series A convertible preferred stock; no shares issued and outstanding at December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value — 200,000,000 shares authorized; 3,652,285 shares issued and outstanding at December 31, 2024 and 2023	—	—
Additional paid-in capital	306,103	305,592
Accumulated deficit	(297,156)	(287,597)
Total stockholders’ equity	8,947	17,995
Total liabilities and stockholders’ equity	$9,943	$33,958

The accompanying footnotes are an integral part of these consolidated financial statements.

PULMATRIX, INC.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023
Revenues	$7,806	$7,298

Operating expenses:
Research and development	7,166	15,518
General and administrative	7,785	6,520
Loss on MannKind Transaction	2,618	—
Total operating expenses	17,569	22,038
Loss from operations	(9,763)	(14,740)
Other income (expense):
Interest income	467	867
Fair value adjustment of warrants	(67)	—
Other expense, net	(196)	(248)
Total other income, net	204	619
Net loss	$(9,559)	$(14,121)
Net loss per share attributable to common stockholders – basic and diluted	$(2.62)	$(3.87)
Weighted average common shares outstanding – basic and diluted	3,652,285	3,651,911

The accompanying footnotes are an integral part of these consolidated financial statements.

PULMATRIX, INC.
Consolidated Statements of Stockholders’ Equity
(in thousands, except share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — January 1, 2023	—	$—	3,639,185	$_	$304,585	$(273,476)	$31,109
Issuance of common stock, net of issuance costs	—	—	13,100	—	53	—	53
Stock-based compensation	—	—	—	—	954	—	954
Net loss	—	—	—	—	—	(14,121)	(14,121)
Balance — December 31, 2023	—	$—	3,652,285	$—	$305,592	$(287,597)	$17,995
Stock-based compensation	—	—	—	—	511	—	511
Net loss	—	—	—	—	—	(9,559)	(9,559)
Balance — December 31, 2024	—	$—	3,652,285	$—	$306,103	$(297,156)	$8,947

The accompanying footnotes are an integral part of these consolidated financial statements.

PULMATRIX, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(9,559)	$(14,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	106	134
Amortization of operating lease right-of-use asset	329	1,341
Stock-based compensation	511	954
Loss on disposals	2,618	8
Fair value adjustment of warrants	67	—
Changes in operating assets and liabilities:
Accounts receivable	928	370
Prepaid expenses and other current assets	343	326
Other long-term assets	163	213
Accounts payable	(1,106)	727
Accrued expenses and other current liabilities	(438)	(1,080)
Operating lease liability	(333)	(3,041)
Deferred revenue	(4,345)	(1,816)
Net cash used in operating activities	(10,716)	(15,985)
Cash flows from investing activities:
Purchases of property and equipment	(398)	(676)
Net cash used in investing activities	(398)	(676)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	—	53
Net cash provided by financing activities	—	53
Net decrease in cash, cash equivalents and restricted cash	(11,114)	(16,608)
Cash, cash equivalents and restricted cash — beginning of period	20,645	37,253
Cash, cash equivalents and restricted cash — end of period	$9,531	$20,645
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$9,521	$19,173
Long-term restricted cash	10	1,472
Total cash, cash equivalents and restricted cash	$9,531	$20,645
Supplemental disclosures of non-cash investing and financing information:
Reduction of operating lease right-of-use asset and lease liability upon lease modification	$8,423	$—
Operating lease right-of-use asset obtained in exchange for operating lease liability	$—	$9,116
Purchases of property and equipment not yet paid	$—	$389

The accompanying footnotes are an integral part of these consolidated financial statements.

PULMATRIX, INC.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
1. Nature of the Business
Pulmatrix, Inc. (the “Company”) was incorporated in 2013 as a Delaware corporation. The Company is a biopharmaceutical company that has focused on the development of a novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. The Company’s proprietary dry powder delivery platform, iSPERSE™, is engineered to deliver small, dense particles with highly efficient dispersibility and delivery to the airways, which can be used with an array of dry powder inhaler technologies and can be formulated with a variety of drug substances.
Agreement and Plan of Merger and Reorganization
After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on November 13, 2024, Pulmatrix entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among Pulmatrix, PCL Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pulmatrix (“Merger Sub I”), PCL Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Pulmatrix (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) and Cullgen Inc., a Delaware corporation (“Cullgen”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Merger Sub I will merge with and into Cullgen, with Cullgen surviving the merger as the surviving corporation (the “First Merger”) and as part of the same overall transaction, Cullgen will merge with and into Merger Sub II, with Merger Sub II continuing as a wholly owned subsidiary of Pulmatrix and the surviving corporation of the merger (the “Second Merger” and together with the First Merger, the “Merger”).
In addition, prior to the closing of the Merger (the “Closing”), Pulmatrix may declare a cash dividend to the pre-First Merger Pulmatrix stockholders equal in the aggregate to Pulmatrix’s reasonable, good faith approximation of the amount by which Pulmatrix’s net cash (as determined pursuant to the Merger Agreement) will exceed $2.5 million, subject to certain adjustments and limitations (such excess amount, the “Cash Dividend”).
Subject to the terms and conditions of the Merger Agreement, at the Closing, (a) each then-outstanding share of Cullgen common stock will be converted into the right to receive a number of shares of Pulmatrix common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (b) each then-outstanding share of Cullgen preferred stock will be converted into the right to receive a number of shares of Pulmatrix common stock equal to the number of shares of Cullgen common stock issuable upon conversion of each share of Cullgen preferred stock multiplied by the Exchange Ratio and (c) each then-outstanding option to purchase Cullgen common stock will be assumed by Pulmatrix, subject to adjustment as set forth in the Merger Agreement. Under the terms of the Merger Agreement, prior to the Closing, the board of directors of Pulmatrix (the “Board”) will accelerate the vesting of all equity awards of Pulmatrix then outstanding but not then vested or exercisable, and cancel each option to acquire shares of Pulmatrix’s common stock with an exercise price per share greater than $10.00 per share, in each case, in accordance with the terms of the Merger Agreement. At the Closing, each option to acquire shares of Pulmatrix common stock with an exercise price less than or equal to the Pulmatrix Closing Price will be converted into the right to receive a number of shares of Pulmatrix common stock calculated in accordance with the Merger Agreement.
Under the Exchange Ratio formula in the Merger Agreement, upon the Closing, on a pro forma basis and based upon the number of shares of Pulmatrix common stock expected to be issued in the Merger, pre-First Merger Cullgen stockholders will own approximately 96.4% of the combined company and pre-First Merger Pulmatrix stockholders will own approximately 3.6% of the combined company on a fully-diluted basis (excluding out-of-the-money options and warrants and any shares reserved for future grants under Pulmatrix’s equity incentive plans). Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted upward or downward based on Pulmatrix’s net cash at the Closing.
The Exchange Ratio assumes (i) a valuation for Pulmatrix of $10.5 million and (ii) a valuation for Cullgen of $280.0 million. The Exchange Ratio is also based on the relative capitalization of each of Pulmatrix and Cullgen, for which, for the purposes of calculating the Exchange Ratio, the shares of Pulmatrix common stock underlying Pulmatrix’s stock options outstanding immediately prior to the time of the Closing (the “Effective Time”) with an exercise price per share equal to or less than the Pulmatrix Closing Price (as defined in the Merger Agreement), as adjusted to take into account the Cash Dividend will be deemed outstanding, and all shares of Cullgen common stock underlying outstanding Cullgen’s stock options will be deemed outstanding, subject to certain exceptions as set forth in the Merger Agreement.
The closing of the Merger is subject to approval by Pulmatrix stockholders and Cullgen stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction, Nasdaq’s approval of the listing of the shares of Pulmatrix common stock to be issued in connection with the Merger, and approval from the China Security Regulatory Commission. If the Merger is completed, the business of Cullgen will continue as the business of the combined company.
The Merger Agreement contains certain termination rights of each of Pulmatrix and Cullgen. Upon termination of the Merger Agreement under specified circumstances, Pulmatrix may be required to pay Cullgen a termination fee of $420,000, and in certain other circumstances, Cullgen may be required to pay Pulmatrix a termination fee of either $2,800,000 or $8,400,000. At the Effective Time, the board of directors of Pulmatrix is expected to consist of six members, one of which will be a director of Pulmatrix, as designated by Cullgen, and the remainder of which will be designated by Cullgen.
Concurrent with the Merger, the Company will seek to monetize its intellectual property, including iSPERSE™ and its clinical assets (the “Asset Sale”).
The Company’s future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the Merger and any Asset Sale, will result in the Company pursuing such a transaction, or that any transactions, if pursued, will be completed on terms favorable to Pulmatrix and its stockholders in the existing Pulmatrix entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, and if the Merger is not consummated, the Company’s board of directors may decide to pursue a dissolution and liquidation.
2. Summary of Significant Accounting Policies and Recent Accounting Standards
Principles of Consolidation
The consolidated financial statements represent the consolidation of the accounts of the Company and its subsidiaries in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Risks, Uncertainties and Liquidity
The Company’s future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger will be successfully consummated. If the Merger is not consummated, the Company believes that its cash and cash equivalents as of December 31, 2024, would be adequate to fund its operating expenses for at least twelve months from the date these financial statements are issued. However, in order to continue development of its programs, the Company would need to secure substantial additional funding in the future, from one or more equity or debt financings, collaborations, or other sources. Additional funding may not be available to the Company on acceptable terms, or at all. The Company’s board of directors may also decide to pursue a dissolution and liquidation in lieu of continuing program development.
Should the Company continue development of its product candidates, the Company would be subject to risks and uncertainties. The ongoing research and development activities will be subject to extensive regulation by numerous governmental authorities in the United States. Prior to marketing in the United States, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the United States Food and Drug Administration (“FDA”) under the Food, Drug and Cosmetic Act. The Company has limited experience in conducting and managing the preclinical and clinical testing necessary to obtain regulatory approval. There can be no assurance that the Company will not encounter problems in the clinical trials that will cause the Company or the FDA to delay or suspend clinical trials.
The Company’s success in developing its product candidates would depend in part on its ability to obtain patents and product license rights, maintain trade secrets, and operate without infringing on the property rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company.
Use of Estimates
In preparing the consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of expenses during the reporting period. Due to inherent uncertainty involved in making estimates, actual results may differ from these estimates. On an ongoing basis, the Company evaluates its estimates and assumptions. The most significant estimates and assumptions in the Company’s consolidated financial statements have included, but are not limited to, estimates of future expected costs in order to derive and recognize revenue and estimates related to clinical trial accruals and upfront deposits.
Concentrations of Credit Risk
Cash is a financial instrument that potentially subjects the Company to concentrations of credit risk. For all periods presented, substantially all of the Company’s cash was deposited in accounts at a single financial institution that management believes is creditworthy, and the Company has not incurred any losses to date. The Company is exposed to credit risk in the event of default by this financial institution for amounts in excess of the Federal Deposit Insurance Corporation insured limits.
For the year ended December 31, 2024, revenue from two customers accounted for 100% of revenue recognized in the accompanying consolidated financial statements. For the year ended December 31, 2023, revenue from one customer accounted for 100% of revenue recognized in the accompanying consolidated financial statements. As of December 31, 2024, there were no amounts included within the balance of accounts receivable. As of December 31, 2023, one customer accounted for 100% of accounts receivable.
Accounts Receivable
The Company’s accounts receivable generally relate to amounts reimbursable under its collaboration agreements with partners. The contractual life of the Company’s receivables is generally short term. The Company makes judgments as to its ability to collect outstanding receivables and provides reserves against receivables for estimated losses that may result from a customer’s inability to pay. Specific amounts determined to be uncollectable are charged against the reserve. The Company believes that credit risks associated with its partners are not significant. For the years ended December 31, 2024 and 2023, the Company did not record any expected credit losses related to accounts receivable.
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents are held in US banks and consist of cash deposited in operating and money market accounts.
As of December 31, 2024, $10 was deposited in a money market account as security for a credit card and presented as long-term restricted cash in the consolidated balance sheet.
During the year ended December 31, 2024, $1,421 of restricted cash collateralizing a letter of credit related to the Company’s former headquarters lease in Bedford, Massachusetts, became unrestricted, providing additional cash available for operations.
During the year ended December 31, 2023, $153 of restricted cash collateralizing a letter of credit related to the Company’s former headquarters lease in Lexington, Massachusetts, became unrestricted, providing additional cash available for operations.
Property and Equipment, net
Property and equipment are recorded at cost less accumulated depreciation and amortization. Property and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated remaining lease term or the useful lives of the related assets. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Depreciation and amortization is provided over the following estimated useful lives:

Asset Description	Estimated Useful Lives
Laboratory equipment	5 years
Computer equipment	3 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.
Impairment of Long-Lived Assets
The Company accounts for long-lived assets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment. Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Application of alternative assumptions, such as changes in estimate of future cash flows, could produce significantly different results.
For long-lived assets used in operations, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. The Company measures the impairment loss based on the difference between the carrying amount and estimated fair value.
Fair Value of Financial Instruments
The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurement, establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:
Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices for similar assets or liabilities in markets that are not active, or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
As of December 31, 2024, certain of the Company’s outstanding warrants are classified as liabilities and measured at fair value in accordance with FASC ASC Topic 815, Derivatives and Hedging. The Company measures the Level 3 fair value of the warrant liability using the Black-Scholes option-pricing model with changes in fair value recognized as increases or reductions to other income (expense) in the consolidated statement of operations.
As of December 31, 2024 and 2023, the Company did not hold any other financial assets or liabilities that were measured at fair value on a recurring or nonrecurring basis. During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2 and Level 3.

Leases
The Company accounts for leases in accordance with FASB ASC Topic 842, Leases. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Options to renew a lease are not included in the Company’s initial lease term assessment unless there is reasonable certainty that the Company will renew. The Company monitors its plans to renew its material leases on a quarterly basis.
Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items, such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company has elected to account for the lease and non-lease components as a combined lease component. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.
Revenue Recognition
The Company’s principal source of revenue during the years ended December 31, 2024 and 2023 was derived from a collaboration arrangement and license agreement that relate to the development and commercialization of PUR1900 under the Cipla Agreement (as defined below).
At inception, management determines whether contracts are within the scope of FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) or other topics, including FASB ASC Topic 808, Collaborative Arrangements (“ASC 808”). For contracts that are within the scope of ASC 808, the Company evaluates whether the counterparty is a customer for any of the units of account (i.e., distinct goods and services) in the contract. For units of account where the counterparty is considered a customer, the Company applies ASC 606 to those unit(s) of account, including recognition, measurement, presentation, and disclosure guidance. To date, the Company has determined it is appropriate to apply ASC 606 to all contracts and units of account for contracts within the scope of ASC 808.
For contracts and units of account that are determined to be within the scope of ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which management expects to be entitled to receive in exchange for these goods and services. To achieve this core principle, management applies the following five steps (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.
Identification of Performance Obligations. Performance obligations promised in a contract are identified at contract inception based on the goods and services that are both capable of being distinct and are distinct in the context of the contract. To the extent a contract includes multiple promised goods and services, management applies judgment to determine whether promised goods and services are both capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation.
Transaction Price and Milestone Payments. The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods and services to the customer. At the inception of each contract that includes research or development milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. Management evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each reporting period, management reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjust the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
Exclusive Licenses. If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the counterparty can benefit from a promise for its intended purpose without the receipt of the remaining promise, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research and development and licensing agreement. Such a change could have a material impact on the amount of revenue the Company records in future periods.
Research and Development Services. The promises under the Company’s arrangements may include research and development services to be performed by the Company on behalf of the counterparty. Payments or reimbursements from customers resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts. The Company uses an input method, according to the ratio of costs incurred to the total costs expected to be incurred in the future to satisfy the performance obligation. In management’s judgment, this input method is the best measure of the transfer of control of the performance obligation. Amounts received prior to revenue recognition are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. Reimbursements from and payments to the counterparty that are the result of a collaborative relationship, instead of a customer relationship, such as co-development activities, are recognized as the services are performed and presented as a reduction to research and development expense. To date, the Company has determined that all arrangements which include research and development services have been transacted with customers and recognized on a gross basis using ASC 606.
Royalties. For contracts that include sales-based royalties, including milestone payments upon first commercial sales and milestone payments based on a level of sales, which are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.
Customer Options. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options that are not determined to be material rights are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluates the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised.
For a complete discussion of accounting for the Company’s revenue contracts, see Note 6, Significant Agreements.
Research and Development Costs
Research and development costs are expensed as incurred and include salaries, benefits, bonus, stock-based compensation, license fees, milestone payments due under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead and facilities costs. Clinical trial costs are a substantial component of research and development expenses and include costs associated with third-party contractors, clinical research organizations (“CROs”) and clinical manufacturing organizations (“CMOs”). Invoicing from third-party contractors for services performed can lag several months. The Company accrues the costs of services rendered in connection with third-party contractor activities based on management’s estimate of fees and costs associated with the contract that were rendered during the period and they are expensed as incurred. Research and development costs that are paid in advance of performance are capitalized as prepaid expenses and amortized over the service period as the services are provided.
Stock-based Compensation
The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards principally related to stock options, which are measured at the grant date fair value of the award. The Company determines grant-date fair value of stock option awards using the Black-Scholes option-pricing model. For service-based vesting grants, expense is recognized over the requisite service period based on the number of options or shares expected to ultimately vest. For performance-based vesting grants, expense is recognized over the requisite period until the performance obligation is met, assuming that it is probable. No expense is recognized for performance-based grants until it is probable the vesting criteria will be satisfied.
Stock-based payments to non-employees are recognized as services are rendered, generally on a straight-line basis. The Company believes that the fair values of these awards are more reliably measurable than the fair values of the services rendered.
Common Stock Warrants
The Company classifies as equity any warrants that (i) require physical settlement or net-share settlement or (ii) provide the Company with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any warrants that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control), (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement) or (iii) that contain reset provisions that do not qualify for the scope exception. The Company assesses classification of its common stock warrants and other freestanding derivatives at each reporting date to determine whether a change in classification between assets and liabilities is required. The Company’s freestanding derivatives consist of warrants to purchase common stock that were issued in connection with its (i) convertible preferred stock, (ii) private placements, (iii) term loan, (iv) consulting services and (v) underwriting and representative services.
Warrants that are determined to require equity classification are measured at fair value upon issuance and are not subsequently remeasured unless they are required to be reclassified. Warrants that are determined to require liability classification are subject to re-measurement at each balance sheet date until exercised, terminated or reclassified, and any change in fair value is recognized in the Company’s consolidated statements of operations.
Basic and Diluted Net Loss Per Share
Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is calculated by dividing the weighted-average number common shares outstanding during the period, after taking into consideration any potentially dilutive effects from outstanding stock options or warrants.
Basic and diluted earnings (loss) per share are computed using the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. The participating securities consist of outstanding warrants to purchase common stock. Undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. In periods of loss, no allocation is made to the participating securities.
Basic and diluted net loss per share are the same in periods for which the effect of potentially dilutive securities would be antidilutive.
Income Taxes
Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Except as indicated below, the Company did not adopt any new accounting pronouncements during the year ended December 31, 2024 that had a material effect on its consolidated financial statements.
In November 2023, the FASB issued Accounting Standard Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The guidance in ASU 2023-07 expands prior reportable segment disclosure requirements by requiring entities to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and details of how the CODM uses financial reporting to assess their segment’s performance. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The standard is required to be applied retrospectively upon adoption. The Company adopted ASU 2023-07 on a retrospective basis during the year ended December 31, 2024, which resulted in additional disclosures related to the Company’s single reportable segment. See Note 14, Segment Reporting, in the accompanying notes to the consolidated financial statements for further detail.
In December 2023, the FASB issued Accounting Standard Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The guidance in ASU 2023-09 improves the transparency of income tax disclosures by greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The standard becomes effective for the annual period beginning on January 1, 2025, with early adoption permitted. The Company plans to adopt ASU 2023-09 in its 2025 annual period and is currently evaluating the impact that the adoption may have on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The guidance in ASU 2024-03 requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company’s annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that adoption of ASU 2024-03 may have on its consolidated financial statements.
As of December 31, 2024, there are no other new, or existing recently issued, accounting pronouncements that are of significance, or potential significance, that impact the Company’s consolidated financial statements.
3. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	December 31, 2024	December 31, 2023
Insurance	$200	$232
Software and hosting costs	19	108
Clinical and consulting	—	30
Other	180	372
Total prepaid expenses and other current assets	$399	$742

4. Property and Equipment, Net
The Company’s Property and equipment, net, were included in the disposal group as part of the MannKind Transaction (as defined in Note 6, Significant Agreements). The Company recorded a full write-down and disposal of its property and equipment, net, balance during the year ended December 31, 2024. The Company’s balance of property and equipment, net, consisted of the following:

	December 31, 2024	December 31, 2023
Laboratory equipment	$ —	$1,656
Capital in progress	—	600
Office furniture and equipment	—	401
Computer equipment	—	237
Leasehold improvements	—	—
	—	2,894
Less accumulated depreciation and amortization	—	(1,736)
Property and equipment, net	$—	$1,158

Depreciation and amortization expense for the year ended December 31, 2024 and 2023 was $106 and $134, respectively.
5. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Wages and incentives	38	70
Legal and patents	11	42
Clinical and consulting	—	347
Accrued purchases of property and equipment	—	389
Other	71	99
Total accrued expenses and other current liabilities	$120	$947

6. Significant Agreements
Development and Commercialization Agreement with Cipla Technologies LLC (“Cipla”)
On April 15, 2019, the Company entered into a Development and Commercialization Agreement (the “Cipla Agreement”) with Cipla for the co-development and commercialization, on a worldwide exclusive basis, of PUR1900, the Company’s inhaled iSPERSE™ drug delivery system (the “Product”) enabled formulation of the antifungal drug itraconazole, which is only available as an oral drug, for the treatment of all pulmonary indications, including allergic bronchopulmonary aspergillosis (“ABPA”) in patients with asthma. The Company entered into an amendment to the Cipla Agreement on November 8, 2021 (the “Second Amendment”) and a subsequent amendment on January 6, 2024 (the “Third Amendment”). All references to the Cipla Agreement herein refer to the Cipla Agreement, as amended.
The Company received a non-refundable upfront payment of $22.0 million (the “Upfront Payment”) under the Cipla Agreement. Upon receipt of the Upfront Payment, the Company irrevocably assigned to Cipla the following assets, solely to the extent that each covers the Product in connection with any treatment, prevention, and/or diagnosis of diseases of the pulmonary system (“Pulmonary Indications”): all existing and future technologies, current and future drug master files, dossiers, third-party contracts, regulatory filings, regulatory materials and regulatory approvals, patents, and intellectual property rights, as well as any other associated rights and assets directly related to the Product, specifically in relation to Pulmonary Indications (collectively, the “Assigned Assets”), excluding most specifically the Company’s iSPERSE™ technology. A portion of the Upfront Payment was deposited by the Company into a bank account, along with an equal amount from the Company, and was dedicated to the development of the Product (the “Initial Development Funding”). The Initial Development Funding was depleted during the year ended

December 31, 2021, at which point the Company and Cipla each became responsible for a portion of the development costs actually incurred as described below (the “Co-Development Phase”).
Pursuant to the Second Amendment, the Company and Cipla were each responsible for 60% and 40%, respectively, of the Company’s overhead costs and the time spent by the Company’s employees and consultants on development of the Product (“Direct Costs”). The Company shared all other development costs with Cipla that were not Direct Costs, such as the cost of clinical research organizations, manufacturing costs and other third-party costs, on a 50/50 basis.
Pursuant to the Third Amendment, the Company and Cipla agreed that, during the period commencing on January 6, 2024 and ending July 30, 2024 (the “Wind Down Period”), the Company would complete all Phase 2b activities, assign or license all patents to Cipla and their registration with the appropriate authorities in regions other than the United States, complete a physical and demonstrable technology transfer and secure all data from the Phase 2b study for inclusion in the safety database. The Company shared costs with Cipla during the Wind Down Period in the same proportions in effect with the Second Amendment discussed above, but subject to a maximum reimbursement amount by Cipla as approved by the joint steering committee. The Company completed all Phase 2b activities by the end of the Wind Down Period. The Company is in the process of settling certain final bills with its PUR1900 contractors, which together comprise an immaterial balance recorded within accounts payable as of December 31, 2024.
Accounting Treatment
The Company originally concluded that because both it and Cipla are active participants in the arrangement and are exposed to the significant risks and rewards of the collaboration, the Company’s collaboration with Cipla is within the scope of ASC 808. The Company concluded that Cipla is a customer since they contracted with the Company to obtain research and development services and a license to the Assigned Assets, each of which is an output of the Company’s ordinary activities, in exchange for consideration. Therefore, the Company has applied the guidance in ASC 606 to account for the research and development services and a license within the contract. The Company determined that the research and development services and license to the Assigned Assets are considered highly interdependent and highly interrelated and therefore are considered a single combined performance obligation because Cipla cannot benefit from the license without the performance by the Company of the research and development services. Such research and development services are highly specialized and proprietary to the Company and therefore not available to Cipla from any other third party.
The Company initially determined the total transaction price to be $22.0 million – comprised of $12.0 million for research and development services for the Product and $10.0 million for the irrevocable license to the Assigned Assets. Any consideration related to the Co-Development Phase was not initially included in the transaction price as such amounts were subject to the variable consideration constraint. Additionally, the Company has fully constrained any transaction price that might be realized upon commercialization.
Revenue is recognized for the Cipla Agreement as the research and development services are provided using an input method, according to the ratio of costs incurred to the total costs expected to be incurred in the future to satisfy the Company’s obligations. In management’s judgment, this input method is the best measure of the transfer of control of the combined performance obligation. The amounts received that have not yet been recognized as revenue are recorded in deferred revenue on the Company’s consolidated balance sheets, with amounts expected to be recognized in the next 12 months recorded as current.
The Company concluded that the Third Amendment is a contract modification that should be accounted for as part of the existing contract. During the years ended December 31, 2024 and 2023, the Company recognized $6.9 million and $7.3 million, respectively, in revenue related to the research and development services and irrevocable license to the Assigned Assets in the Company’s consolidated statements of operations. The revenue recognized during the year ended December 31, 2024 was primarily associated with the cumulative catch-up recorded as a result of the contract modification, that had been included in deferred revenue at the beginning of the period. Of the revenue recognized during the year ended December 31, 2023, $1.1 million was included in deferred revenue at the beginning of the period. As of December 31, 2024, all of the Company’s performance obligations under the Cipla Agreement have been satisfied.
Agreements with MannKind Corporation (“MannKind”)
On May 28, 2024, the Company executed certain agreements with MannKind and the Company’s landlord (collectively, the “MannKind Transaction”), all of which closed during July 2024. The agreements with MannKind included a Bill of Sale and Assignment Agreement (the “Bill of Sale”) with respect to the assignment of the Company’s rental facility at 36 Crosby Drive, Bedford, Massachusetts (the “Bedford Facility”) to MannKind along with the transfer of all leasehold improvements, laboratory equipment and other related personal property. In connection with the assignment of the Bedford Facility, the Company, MannKind and Cobalt Propco 2020, LLC (the “Landlord”) entered into an Amendment to Lease and Consent to Assignment of Lease (the “Lease Assignment Agreement”) pursuant to that certain Lease Agreement, dated as of January 7, 2022 (the “Lease Agreement”), by and between the Company and the Landlord. Pursuant to the Lease Assignment Agreement, MannKind assumed all of the Company’s obligations under the Lease Agreement, including all rent and other payments.
In connection with these transactions, the Company and MannKind entered into an Intellectual Property Cross License Agreement (the “Cross License Agreement”). Pursuant to the Cross License Agreement, the Company granted to MannKind (i) an exclusive license to develop, use, manufacture, market, offer and sell iSPERSE formulations of Clofazimine, (ii) an exclusive license to develop, use, manufacture, market, offer and sell formulations of iSPERSE with one more active pharmaceutical ingredients for the treatment of nontuberculous mycobacteria lung disease in humans, (iii) an exclusive license to develop, use, manufacture, market, offer and sell iSPERSE formulations of insulin, (iv) a non-exclusive license to develop, use, manufacture, market, offer and sell formulations of iSPERSE with one more active pharmaceutical ingredients for the treatment of endocrine disease in humans, and (v) a non-exclusive license to develop, use, manufacture, market, offer and sell formulations of iSPERSE with one more active pharmaceutical ingredients for the treatment of interstitial lung diseases (including IPF, PPF and other related lung diseases) in humans (collectively, the “Out-License”).
Additionally, pursuant to the Cross License Agreement, MannKind granted to the Company (i) the exclusive right to develop, use, manufacture, market, offer and sell its single-use disposable dry powder inhaler (including all modifications or improvement thereto made by or on behalf of the Company, the “Cricket Device”) for the inhaled delivery of dihydroergotamine in any formulation whatsoever, including the Company’s PUR3100 treatment of acute migraine and (ii) a non-exclusive license to develop, use, manufacture, market, offer and sell the Cricket Device for the inhaled delivery of one more active pharmaceutical ingredients formulated with iSPERSE for the treatment of neurological disease in humans (collectively, the “In-License”).
Additionally, pursuant to the Master Services Agreement, by and between the Company and MannKind, MannKind shall provide certain development services to the Company, including but not limited to, activities to develop a dry powder formulation of the active pharmaceutical ingredient that the Company provides to MannKind for oral inhalation using iSPERSE.
To maintain continuity of iSPERSE platform knowledge, MannKind hired certain members of the Company’s research and development staff in July 2024.
Accounting Treatment
The Company determined that the MannKind Transaction represents a combined agreement for accounting purposes, as the individual components have the same overall commercial objectives and the consideration under each component is dependent on the other components.
The consideration due to the Company in the MannKind Transaction consists solely of the non-cash consideration in the form of the In-License. The fair value of the non-cash consideration received should be allocated to the other components of the MannKind Transaction to determine the consideration received for the other components. The Company determined that the fair value of the In-License is immaterial given that adequate alternative inhaler devices are already available on the market (and indeed, the Company has already established use of another third-party inhalation device in their PUR3100 Phase 1 trial that performed well as a DHE delivery device as reported in a peer-reviewed publication), and considering optional purchases of Cricket Devices are at market prices. Accordingly, the consideration allocated to other components of the MannKind Transaction was immaterial.
During the year ended December 31, 2024, the Company accounted for the Lease Assignment Agreement upon execution as a lease modification that reduced the lease term to the assignment date in July 2024. Accordingly, the Company remeasured its operating lease liability as of the modification date to reflect the decrease in fixed lease payments, with the amount of the remeasurement, $8.4 million, adjusted by a corresponding reduction to the right-of-use asset.
The Company determined that its operating lease right-of-use asset and property and equipment subject to the Bill of Sale represented a disposal group that became held for sale during the second quarter of 2024 and remained classified as held for sale as of June 30, 2024. The Company recorded a full write-down of the disposal group’s carrying value as of June 30, 2024, in the amount of $2.6 million. Upon the closing of the MannKind Transaction in July 2024, the disposal group was disposed.
Concurrent with the closing of the MannKind Transaction, the Company terminated and MannKind hired the majority of the Company’s research and development employees, representing approximately two-thirds of the Company’s workforce at the time. The Company agreed to provide termination benefits to these employees, which has been fully paid as of December 31, 2024.
7. Common Stock
In May 2021, the Company entered into an At-The-Market Sales Agreement (the “Sales Agreement”) with H.C. Wainwright and Co., LLC (“HCW”) to act as the Company’s sales agent with respect to the issuance and sale of up to $20.0 million of the Company’s shares of common stock, from time to time in an at-the-market public offering (the “ATM Offering”). Upon filing of the Annual Report, the Company continued to be subject to General Instruction I.B.6 of Form S-3, pursuant to which in no event will the Company sell its common stock in a registered primary offering using Form S-3 with a value exceeding more than one-third of its public float in any 12 calendar month period so long as its public float remains below $75,000,000. Therefore, the amount that may be able to be raised using the ATM Offering will be significantly less than $20,000,000, until such time as the Company’s public float held by non-affiliates exceeds $75,000,000.
Sales of common stock under the Sales Agreement are made pursuant to an effective shelf registration statement on Form S-3, which was filed with the SEC on May 17, 2024, and subsequently declared effective on May 30, 2024 (File No. 333-279491), and a related prospectus. HCW acts as the Company’s sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of The Nasdaq Capital Market. If expressly authorized by the Company, HCW may also sell the Company’s common stock in privately negotiated transactions. There is no specific date on which the ATM Offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of the ATM Offering in an escrow, trust or similar account. HCW is entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds from the sale of the Company’s common stock pursuant to the Sales Agreement.
During the year ended December 31, 2024, no shares of common stock were sold under the Sales Agreement.
During the year ended December 31, 2023, the Company sold 13,100 shares of its common stock under the Sales Agreement at a weighted-average price of approximately $4.25 per share, which resulted in net proceeds of approximately $53 thousand.
8. Warrants
The following table summarizes warrant activity for the year ended December 31, 2024:

	Number of Common Warrants	Weighted Average Exercise Price	Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding January 1, 2024	1,161,493	$51.89
Warrants Expired	(227,120)	39.03
Outstanding December 31, 2024	934,373	$55.01	1.14	$ —

Certain of the outstanding warrants include terms that could give rise to an obligation of the Company to pay cash to its warrant holders following a change in control. The Company concluded this contingent cash redemption feature is no longer within its control following the execution of the Merger Agreement on November 13, 2024. Accordingly, as of November 13, 2024, the Company reclassified 535,830 of its warrants from equity to liability and measured the fair value of these warrants at approximately $0. The Company remeasured the fair value of the warrant liability at $67 thousand as of December 31, 2024, and recorded a corresponding loss in the Company’s consolidated statements of operations.

The following represents a summary of the warrants outstanding and exercisable at December 31, 2024, and the balance sheet classification as of that date:

				Number of Shares Underlying Warrants
Issue Date	Classification	Adjusted Exercise Price	Expiration Date	Outstanding	Exercisable
December 17, 2021	Equity	$14.99	December 15, 2026	36,538	36,538
December 17, 2021	Equity	$13.99	December 17, 2026	281,047	281,047
February 16, 2021	Equity	$49.99	February 11, 2026	65,003	65,003
August 7, 2020	Liability	$35.99	July 14, 2025	90,743	90,743
August 7, 2020	Liability	$44.99	July 14, 2025	10,939	10,939
July 23, 2020	Liability	$35.99	July 14, 2025	77,502	77,502
July 13, 2020	Liability	$44.99	July 14, 2025	21,846	21,846
July 13, 2020	Liability	$35.99	July 14, 2025	334,800	334,800
June 15, 2015	Equity	$1,509.99	Five years after milestone achievement	15,955	—
Total				934,373	918,418

9. Stock-based Compensation
The Company sponsors the Pulmatrix, Inc. Amended and Restated 2013 Employee, Director and Consultant Equity Incentive Plan (the “Incentive Plan”). As of December 31, 2024, the Incentive Plan provided for the grant of up to 818,936 shares of the Company’s common stock, of which 781,052 shares remained available for future grant. In addition, the Company sponsors two legacy plans under which no additional awards may be granted. As of December 31, 2024, the two legacy plans have no remaining options outstanding.
The following table summarizes stock option activity for the year ended December 31, 2024:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding — January 1, 2024	344,306	$20.92
Forfeited or expired	(310,260)	19.87
Outstanding — December 31, 2024	34,046	30.55	6.69	$35
Exercisable — December 31, 2024	26,142	38.16	6.36	$18

No stock options were granted during the year ended December 31, 2024.
The Company records stock-based compensation expense related to stock options based on their grant-date fair value. No options were granted during the year ended December 31, 2024.
During the year ended December 31, 2023, the Company used the Black-Scholes option-pricing model to estimate the fair value of stock option grants and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates. The weighted-average grant-date fair value of options granted during the years ended December 31, 2023 was $3.27 per share. The weighted-average assumptions used in determining fair value of the stock options for the year ended December 31, 2023 are as follows:

Expected option life (years)	6.0
Risk-free interest rate	3.53%
Expected volatility	104.24%
Expected dividend yield	-%

The expected life of the Company’s options was determined using the simplified method as a result of limited historical data regarding the Company’s activity. The risk-free interest rate was obtained from U.S. Treasury rates for the expected life of the stock options. The Company’s expected volatility was based upon the historical volatility of the Company’s common stock. The dividend yield considers that the Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future, other than the potential dividend in conjunction with the Merger.
As of December 31, 2024, there was an immaterial amount of unrecognized stock-based compensation expense related to unvested stock options granted under the Company’s stock award plans.
The following table presents total stock-based compensation expense for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Research and development	$149	$243
General and administrative	362	711
Total stock-based compensation expense	$511	$954

10. Commitments and Contingencies
Research and Development Activities
The Company contracts with various other organizations to conduct research and development activities, including clinical trials. The scope of the services under contracts for research and development activities may be modified and the contracts, subject to certain conditions, may generally be cancelled by the Company upon written notice. In some instances, the contracts, subject to certain conditions, may be cancelled by the third party. As of December 31, 2024, the Company had no material noncancellable commitments.
Legal Proceedings
In the ordinary course of its business, the Company may be involved in various legal proceedings involving contractual and employment relationships, patent or other intellectual property rights, and a variety of other matters. The Company is not aware of any pending legal proceedings that would reasonably be expected to have a material impact on the Company’s financial position or results of operations.
11. Leases
New Corporate Headquarters
The Company has had limited leasing activities as a lessee primarily related to its corporate headquarters, which were relocated during the third quarter of 2023 and again during the third quarter of 2024.
Following the closing of the MannKind Transaction in the third quarter of 2024, in which the Company assigned its former lease to MannKind, the Company primarily operated as a virtual company. The Company entered into a short-term agreement to maintain a corporate address at 945 Concord Street, Framingham, Massachusetts. No lease liability or right-of-use asset has been recorded for this short-term lease, and the short-term lease cost associated with this lease is immaterial.
Previous Headquarters
On May 28, 2024, as part of the MannKind Transaction (see further discussion in Note 6, Significant Agreements), the Company and the Landlord executed the Lease Assignment Agreement to assign the Lease Agreement to MannKind in July 2024. The Company accounted for the Lease Assignment Agreement as a lease modification that reduced the lease term to the assignment date in July 2024. Accordingly, during the year ended December 31, 2024, the Company remeasured its lease liability as of the modification date to reflect the decrease in fixed lease payments, with the amount of the remeasurement, $8.4 million, adjusted by a corresponding reduction to the right-of-use asset.
Following the closing of the MannKind Transaction, $1.4 million of restricted cash was released in August 2024, which had been held in a depository account at a financial institution to collateralize a conditional stand-by letter of credit related to the Lease Agreement.

The components of lease expense for the Company for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023
Lease cost
Fixed lease cost	$678	$1,753
Variable lease cost	214	593
Total lease cost	$892	$2,346

Other information
Cash paid for amounts included in the measurement of lease liabilities	$681	$3,454
Weighted-average remaining lease term	—	9.9 years
Weighted-average discount rate	—	11.00%

12. Income Taxes
The Company had no income tax expense due to operating losses incurred for the years ended December 31, 2024 and 2023.
A reconciliation of the provision for income taxes computed at the statutory federal income tax rate to the provision for income taxes as reflected in the consolidated financial statements is as follows:

	2024	2023
Income tax computed at federal statutory tax rate	21.0%	21.0%
State taxes, net of federal benefit	5.5%	5.9%
Research and development credits	5.8%	7.9%
Expiration of stock options	(7.7)%	(3.1)%
Permanent differences	(2.4)%	1.4%
Limitations on credits and net operating losses	(1.2)%	(1.7)%
Change in valuation allowance	(21.0)%	(31.4)%
	—	—

The significant components of the Company’s deferred tax assets as of December 31, 2024 and 2023 were as follows:

	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$16,116	$12,866
Capitalized research and experimental costs	7,836	7,642
Research and development credit carryforwards	1,945	1,528
Stock-based compensation	183	873
Capitalized start-up expenses	135	153
Lease liability	—	2,977
Other	309	1,303
Total deferred tax assets	26,524	27,342
Deferred tax liabilities:
Right of use asset	—	(2,816)
Total deferred tax liabilities		(2,816)
Valuation allowance	(26,524)	(24,526)
Net deferred tax liabilities	$—	$—

Subject to the limitations described below, as of December 31, 2024, the Company had federal net operating loss carryforwards of approximately $70.0 million available to reduce future taxable income, of which $3.8 million is subject to expiration between 2026 and 2037 and $66.2 million may be carried forward indefinitely. As of December 31, 2024, the Company had state net operating loss carryforwards of approximately $22.3 million, which is subject to expiration between 2030 and 2044. The Company also had research and development credits of approximately $1.9 million as of December 31, 2024 to offset future federal and state income taxes, which is subject to expiration at various times through 2044.
Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed several financings since its inception which it believes has resulted in changes in control as defined by Sections 382 and 383 of the Internal Revenue Code.
Management of the Company evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets and determined that it is more likely than not that the Company will not recognize the benefits of the deferred tax assets. As a result, a full valuation allowance was recorded as of December 31, 2024 and 2023. The valuation allowance increased by $2.0 million during the year ended December 31, 2024, primarily due to the increase in loss carryforwards by the Company and partially offset by the expiration of non-qualified stock options.
The Company applies ASC 740, Income Taxes, for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Unrecognized tax benefits represent tax positions for which reserves have been established. A full valuation allowance has been provided against the Company’s deferred tax assets, so that the effect of the unrecognized tax benefits is to reduce the gross amount of the deferred tax asset and the corresponding valuation allowance.
The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company files income tax returns in the United States for federal and state income taxes. In the normal course of business, the Company is subject to examination by tax authorities in the United States. Since the Company is in a loss carryforward position, the Company is generally subject to U.S. federal and state income tax examinations by tax authorities for all years for which a loss carryforward is utilized. The Company’s returns remain subject to federal and state audits for the years 2021 through 2024. However, carryforward attributes from prior years may still be adjusted upon examination by tax authorities if they are used in an open period.
The Company may from time to time be assessed interest or penalties by major tax jurisdictions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company has not recorded interest or penalties on any unrecognized tax benefits since its inception.
The Company anticipates that the amount of unrecognized tax benefits will not materially change in the next twelve months.
The roll-forward of the Company’s gross uncertain tax positions is as follows:

Gross Uncertain Tax Position
Balance — January 1, 2023	$229
Additions for current year tax positions	276
Balance — December 31, 2023	505
Additions for current year tax positions	139
Balance — December 31, 2024	$644

The Company’s total uncertain tax positions increased during the year ended December 31, 2024 as a result of a reserve established on federal and state research and development credits generated in the current year. None of the uncertain tax positions, if realized, would affect the Company’s effective tax rate in future periods due to a valuation allowance provided against the Company’s net deferred tax assets.

13. Net Loss Per Share
Basic and diluted net loss per share are the same in periods for which the effect of potentially dilutive securities would be antidilutive. The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact:

	Year Ended December 31,
	2024	2023
Options to purchase common stock	34,046	344,306
Warrants to purchase common stock	934,373	1,161,493
Total potentially dilutive securities excluded	968,419	1,505,799

14. Segment Reporting
The Company operates in a single reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies (Note 2). The measure of segment assets is reported on the balance sheet as total consolidated assets.
The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses net loss to assess financial performance of the Company and allocate resources, in addition to operating forecasts and clinical results.
The Company’s single segment revenue, significant segment expenses, other segment items and net loss are each presented separately on the Company’s consolidated statements of operations.
15. Subsequent Events
The Company has completed an evaluation of all subsequent events after the balance sheet date of December 31, 2024, through the date the consolidated financial statements were issued to ensure that the consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements as of December 31, 2024, and events which occurred subsequently but were not recognized in the consolidated financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cullgen Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cullgen Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2025.
Shanghai, the People’s Republic of China
April 17, 2025

Cullgen Inc.

Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$27,235	$47,127
Short-term investments	37,809	33,717
Prepaid expenses and other current assets	2,547	1,373
Amounts due from related parties	26	111
Total current assets	67,617	82,328
Non-current assets:
Property and equipment, net	4,571	4,142
Operating lease right-of-use assets	1,612	2,174
Other non-current assets	184	160
Total non-current assets	6,367	6,476
Total assets	$73,984	$88,804

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,604	$2,427
Accrued expenses and other current liabilities	4,084	1,924
Operating lease liabilities, current	411	777
Deferred revenue, current	11,076	22,767
Amounts due to related parties	—	111
Total current liabilities	17,175	28,006
Non-current liabilities:
Operating lease liabilities, non-current	1,188	1,453
Deferred revenue, non-current	122	3,322
Total non-current liabilities	1,310	4,775
Total liabilities	18,485	32,781
Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, $0.0001 par value per share, 57,821,355 shares authorized, 57,821,355 shares issued and outstanding as of December 31, 2024 and 2023; aggregate liquidation preference of $116,000 as of December 31, 2024 and 2023.	158,666	145,235
Stockholders’ deficit:
Common stock, $0.0001 par value per share, 143,329,269 shares authorized, 10,023,615 shares issued and outstanding as of December 31, 2024 and 2023	1	1
Additional paid-in capital	4,190	3,253
Accumulated deficit	(106,573)	(91,969)
Accumulated other comprehensive loss	(785)	(497)
Total stockholders’ deficit	(103,167)	(89,212)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$73,984	$88,804

The accompanying footnotes are an integral part of these consolidated financial statements.

Cullgen Inc.

Consolidated Statements of Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023
Collaboration revenue	$23,914	$15,237
Operating expenses:
Research and development expenses	19,743	16,223
General and administrative expenses	6,343	6,745
Total operating expenses	26,086	22,968
Loss from operations	(2,172)	(7,731)
Foreign currency exchange gain	263	152
Change in fair value of warrant liabilities	—	436
Interest income	2,785	1,336
Other income, net	441	250
Income (loss) before income taxes	1,317	(5,557)
Income tax expense	(2,490)	(1,798)
Net loss	$(1,173)	$(7,355)
Accretion of redeemable convertible preferred stock	(13,431)	(11,085)
Net loss attributable to common stockholders	(14,604)	(18,440)
Net loss per share attributable to common stockholders - basic and diluted	$(1.46)	$(1.84)
Weighted average common stocks outstanding - basic and diluted	10,023,615	10,023,615

Other comprehensive loss:
Unrealized (loss) gains on short-term investments	(75)	94
Reclassification adjustment for realized loss to net loss	2	—
Foreign currency translation adjustment	(215)	(166)
Comprehensive loss	(1,461)	(7,427)
Comprehensive loss attributable to common stockholders	(14,892)	(18,512)

The accompanying footnotes are an integral part of these consolidated financial statements.

Cullgen Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)

	Redeemable convertible preferred stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2023	39,492,086	$91,191	10,023,615	$1	$2,326	$(425)	$(73,529)	$(71,627)
Series C preferred stock, net of issuance costs $679	13,329,269	34,321	—	—	—	—	—	—
Issuance of convertible Series Seed-2 preferred stock for exercise of warrants	5,000,000	8,638	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	927	—	—	927
Accretion of redeemable convertible preferred stock	—	11,085	—	—	—	—	(11,085)	(11,085)
Unrealized gains on short-term investments	—	—	—	—	—	94	—	94
Foreign currency translation adjustment	—	—	—	—	—	(166)	—	(166)
Net loss	—	—	—	—	—	—	(7,355)	(7,355)
Balance, December 31, 2023	57,821,355	$145,235	10,023,615	$1	$3,253	$(497)	$(91,969)	$(89,212)
Stock-based compensation expense	—	—	—	—	937	—	—	937
Accretion of redeemable convertible preferred stock	—	13,431	—	—	—	—	(13,431)	(13,431)
Unrealized loss on short-term investments	—	—	—	—	—	(75)	—	(75)
Reclassification adjustment for realized loss to net loss	—	—	—	—	—	2	—	2
Foreign currency translation adjustment	—	—	—	—	—	(215)	—	(215)
Net loss	—	—	—	—	—	—	(1,173)	(1,173)
Balance, December 31, 2024	57,821,355	$158,666	10,023,615	$1	$4,190	$(785)	$(106,573)	$(103,167)

The accompanying footnotes are an integral part of these consolidated financial statements.

Cullgen Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,173)	$(7,355)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	937	927
Non-cash operating lease expenses	581	458
Depreciation and amortization	680	608
Accretion of premium or discount on short-term investments	(331)	(375)
Change in fair value of warrant liabilities	—	(436)
Foreign currency exchange gain	(263)	(152)
Others	(132)	50
Changes in operating assets and liabilities:
Prepaid expense and other current assets	328	(152)
Amounts due from related parties	85	(66)
Accounts payable	(823)	1,329
Amounts due to related parties	(111)	63
Deferred revenue	(14,891)	26,046
Accrued expenses and other current liabilities	1,813	83
Operating lease liabilities	(631)	(371)
Net cash (used in) provided by operating activities	(13,931)	20,657
Cash flows from investing activities:
Purchase of property and equipment	(1,212)	(966)
Purchase of available-for-sale securities	(17,035)	(25,224)
Purchase of time deposit investments	(21,500)	(10,000)
Proceeds of available-for-sale securities	14,294	1,976
Proceeds of time deposit investments	20,500	—
Net cash used in investing activities	(4,953)	(34,214)
Cash flows from financing activities:
Payments of transaction costs	(1,084)	—
Proceeds from issuance of redeemable convertible preferred stock from third parties	—	28,321
Proceeds from issuance of redeemable convertible preferred stock and preferred warrants from a related party	—	11,000
Net cash (used in) provided by financing activities	(1,084)	39,321
Effect of exchange rate changes on cash, cash equivalents	76	(112)
Net (decrease) increase in cash and cash equivalents	(19,892)	25,652
Cash and cash equivalents at beginning of year	47,127	21,475
Cash and cash equivalents at end of year	$27,235	$47,127
Supplemental disclosure of cash flow information:
Income tax paid	872	—
Supplemental disclosure of non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease liabilities	45	183
Supplemental disclosure of non-cash investing and financing activities:
Accretion of redeemable convertible preferred stock	13,431	11,085
Exercise of warrants for redeemable convertible preferred stock	—	3,638
Purchase of property and equipment and intangible assets included in accrued expenses and other current liabilities	101	157
Unpaid transaction costs included in accrued expenses and other current liabilities	403	—

The accompanying footnotes are an integral part of these consolidated financial statements.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
1. Description of Business and Liquidity
Cullgen Inc., or together with its subsidiaries, the Company, was incorporated in the state of Delaware on January 12, 2018. The Company is a privately held biopharmaceutical company dedicated to the development of medicines for the treatment of diseases lacking effective therapeutic approaches. The Company is headquartered in San Diego, California.
Risks and Uncertainties
The Company is subject to risks common to companies in the biopharmaceutical industry, including but not limited to, the need for additional capital, risks of failure of preclinical studies and clinical trials, dependence on key personnel, protection of proprietary technology, and development of technological innovations by competitors.
Liquidity and Capital Resources
Since its inception, the Company’s primary activities have been focused on performing research and development activities, building the Company’s intellectual property, recruiting personnel, and raising capital to support these activities. To date, the Company has funded its operations primarily with proceeds received from the issuances of redeemable convertible preferred stock and common stock, and through its collaboration agreements.
The Company has incurred recurring losses since its inception. As of December 31, 2024, and 2023, the Company had an accumulated deficit of $106,573 and $91,969, respectively. To date, the Company has not generated any revenue from product sales as none of its product candidates has been approved for commercialization. The Company expects to continue to generate operating losses for the foreseeable future.
The Company currently expects that its existing cash, cash equivalents and short-term investments will be sufficient to fund operating expenses and capital requirements for at least the next 12 months. However, the Company may potentially continue to have an ongoing need to raise additional cash from outside sources to fund its operations. The Company plans to continue to fund its operations through capital raising, collaborations or partnerships with other companies.
2. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances, transactions, and profits have been eliminated through the preparation of the consolidated financial statements.
Use of Estimates
The preparation of consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates include revenue recognition, accruals for research and development expenses, valuation of stock-based compensation awards, fair value of preferred stock warrant liabilities, and estimating the incremental borrowing rate for leases. Actual results may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.
Foreign Currency
The Company’s functional currency and reporting currency are the U.S. dollar (“$” or U.S. dollar). Transactions in subsidiaries are recorded in the functional currency of the respective subsidiary. The determination of functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
For subsidiaries whose functional currencies are not the U.S. dollar, the Company uses the average exchange rate for the period and the exchange rate at the balance sheet date, to translate the operating results and financial position to U.S. dollar, the reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of stockholders’ deficit. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Remeasurement exchange gains and losses are included in the consolidated statements of comprehensive loss.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the chief operating decision maker (“CODM”), to allocate resources and assess performance. The Company's CODM is its chief executive officer, who makes operating decisions, assesses performance and allocates resources on a consolidated basis. The Company has one reportable segment.
Cash and Cash Equivalents
The Company considers all highly liquid short-term investments with an original maturity of 90 days or less to be cash equivalents. The cash and cash equivalents balance on December 31, 2024 and 2023, represents cash in readily available checking accounts, money market funds, U.S. treasury securities and commercial paper with an original maturity of 90 days or less.
Short-Term Investments
The Company’s short-term investments including short-term time deposit with maturity within 1 year and marketable securities. The Company classifies its marketable securities as available-for-sale securities, which include commercial paper, corporate debt securities and U.S. government agency securities. These securities recorded at fair value with the related unrealized gains and losses included in accumulated other comprehensive loss. Premiums or discounts from par value are amortized to investment income over the life of the underlying investment and are included in ‘interest income’ within the consolidated statements of comprehensive loss. All the Company’s available-for-sale securities are available to the Company for use in current operations. As a result, the Company classified all these securities as current assets even though the stated maturity of some individual securities may be one year or more beyond the balance sheet date.
The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in ‘Net loss’ within the consolidated statements of comprehensive loss. If any adjustment is required to reflect a decline in the value of the investment that the Company considers to be “other than temporary”, the Company recognizes a charge to the consolidated statements of comprehensive loss. No such adjustments were necessary during the periods presented.
Concentration of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments marketable. The Company maintains cash, cash equivalents, and short-term investments at accredited financial institutions and amounts may exceed federally insured limits. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.
For the years ended December 31, 2024 and 2023, all revenue was generated from one customer as part of the collaboration agreement described in Note 8.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Property and Equipment, Net
Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, considering residual value, if any. The table below sets forth the estimated useful life and residual value:

Asset Category	Estimated Useful Lives
Furniture and fixtures	5-10 years
Equipment	5-10 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of the related accumulated depreciation/amortization are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of comprehensive loss.
Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.
Impairment of Long-Lived Assets
The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When these events occur, the Company compares the carrying amount of the assets against the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the sum of the estimated undiscounted future cash flows is less than the carrying value of the assets being evaluated, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. No impairment loss was recognized for the years ended December 31, 2024 and 2023.
Revenue Recognition
When the Company enters into collaboration agreements, it assesses whether the arrangements fall within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) based on whether the arrangements involve joint operating activities and whether both parties have active participation in the arrangement and are exposed to significant risks and rewards. To the extent that the arrangement falls within the scope of ASC 808, the Company assesses whether the payments between the Company and its collaboration partner fall within the scope of other accounting literature. If it concludes that payments from the collaboration partner to the Company represent consideration from a customer, such as license fees and contract research and development activities, the Company accounts for those payments within the scope of Accounting Standards Update (ASU) No. 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASC 606”).
Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation.
The Company has no products approved for commercial sales and has not generated any revenue from commercial product sales. The total revenue to date has been generated principally from collaboration and license agreement.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Collaboration Revenue: The Company derives revenue from collaboration arrangements, under which the Company may grant licenses to its collaboration partners to further develop and commercialize its proprietary product candidates. The Company may also perform research and development activities under the collaboration agreements. Consideration under these contracts generally includes a nonrefundable upfront payment, development, regulatory and commercial milestones and other contingent payments, and royalties.
The Company assesses which activities in the collaboration agreements are considered distinct performance obligations that should be accounted for separately.
At the inception of each agreement, the Company determines the arrangement transaction price, which includes variable considerations, based on the assessment of the probability of achievement of future milestones and contingent payments and other potential considerations.
For arrangements that include multiple performance obligations, the Company allocates the transaction price to the identified performance obligations based on the standalone selling price, or SSP, of each distinct performance obligation. In instances where SSP is not directly observable, the Company develops assumptions that require judgment to determine the SSP for each performance obligation identified in the contract. These key assumptions may include full-time equivalent, or FTE, personnel effort, estimated costs, discount rates and probabilities of clinical development and regulatory success.
Upfront Payments: For collaboration arrangements that include a nonrefundable upfront payment, if the license fee and research and development services cannot be accounted for as separate performance obligations, the transaction price is deferred and recognized as revenue over time by measuring its progress towards the complete satisfaction of the relevant performance obligation using an appropriate input or output method based on the nature of the service promised to the customer. The Company uses judgement to assess the pattern of delivery of the performance obligation.
Research and Development Services: For amounts allocated to the Company’s research and development obligations in a collaboration arrangement, the Company recognizes revenue over time as delivery or performance of such services occurred.
Milestone and Contingent Payments: At the inception of the arrangement and at each reporting date thereafter, the Company assesses whether it should include any milestone and contingent payments or other forms of variable consideration in the transaction price using the most likely amount method. If it is probable that a significant reversal of cumulative revenue would not occur upon resolution of the uncertainty, the associated milestone value is included in the transaction price. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of each milestone and any related constraint and, if necessary, adjusts its estimate of the overall transaction price. Since milestone and contingent payments may become payable to the Company upon the initiation of a clinical study or filing for or receipt of regulatory approval, the Company reviews the relevant facts and circumstances to determine when the Company should update the transaction price, which may occur before the triggering event. When the Company updates the transaction price for milestone and contingent payments, the Company allocates the changes in the total transaction price to each performance obligation in the agreement on the same basis as the initial allocation. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment, which may result in recognizing revenue for previously satisfied performance obligations in such period. The Company’s collaborators generally pay milestones and contingent payments after the achievement of the triggering event.
Revenue subject to governmental withholding taxes is recognized on a gross basis with the withholding taxes recorded as a component of income tax expense.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Research and Development Expenses
The Company records accrued expenses for estimated costs of the research and development activities conducted by third party service providers, which include outsourced research and development expenses, stock-based compensation and professional services. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and includes these costs in current liabilities and within research and development expense.
Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed.
For outsourced research and development expenses, such as professional fees payable to third parties for preclinical studies, clinical trials and research services and other consulting costs, the Company estimates the expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical studies, clinical trials and research services on the Company’s behalf. The Company estimates these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel and related costs for the Company’s executive, finance, legal, human resources, and administrative personnel, including salaries, benefits, stock-based compensation, and bonuses; legal, accounting, and other professional service fees; other corporate expenses including employee business expenses, facilities expense as well as information technology costs.
Fair Value of Financial Instruments
Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — This level consists of quoted prices in active markets for identical assets or liabilities.
Level 2 — This level consists of quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3 — This level consists of unobservable inputs in situations where there is little or no market activity of the asset and liability, and the reporting entity makes estimates of assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.
The Company’s cash equivalents, short-term investments and preferred stock warrant liabilities are carried at fair value, determined according to the fair value hierarchy described above. The carrying values reported in the Company’s consolidated balance sheets for cash, accounts payable, and accrued expenses are reasonable estimates of their fair values due to the short-term nature of these items.
Leases
The Company accounts for leases under ASU 2016-02, Leases (Topic 842). The Company determines if an arrangement includes a lease at inception. Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The right-of-use asset

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
includes any lease payments made on or before the lease commencement date, less lease incentives received. The incremental borrowing rate is used in determining the present value of future payments. The Company utilizes its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The determination of the Company’s incremental borrowing rate requires judgment, and the Company considers various factors, including level of collateralization, estimated credit rating, and the currency in which the lease is denominated. The lease terms may include options to extend or terminate the lease. Lease expense for operating leases is recognized on a straight-line basis over the non-cancelable lease term. Variable lease expense relates primarily to office lease common area maintenance, insurance, and property taxes, is expensed as incurred, and is excluded from the calculation of the lease liability and right-of-use asset. The Company does not have any finance leases.
The Company has elected not to recognize a right-of-use asset and lease liability for short-term leases. A short-term lease is a lease with an expected lease term of 12 months or less and which does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Lease agreements that include lease and non-lease components are accounted for as a single lease component.
Stock-Based Compensation
Employee share-based awards
The Company accounts for its share-based payments in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company determines whether an award should be classified and accounted for as a liability award or equity award. With the assistance of an independent third-party valuation firm, the Company determines the grant-date fair value of the share-based awards to measure share-based compensation cost. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards with a performance condition based on the probable outcome of that performance condition. Compensation cost is only recognized if it is probable that the performance condition will be achieved and shall not be recognized if it is not probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur. For awards with graded vesting that vest based solely on a service condition, the Company uses the straight-line method to recognize compensation cost.
Cancellation of awards
A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized immediately at the cancellation date.
Modification of awards
A change in any of the terms or conditions of the awards is accounted for as a modification of the award. When the vesting conditions (or other terms) of the share-based awards are modified, the Company first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions are expected to be satisfied, the Company will recognize the remaining unrecognized compensation cost for the original award over the remaining requisite service period based on the grant-date fair value of the original award. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original equity awards is ignored and the fair value of the equity award measured at the modification date is recognized if the modified award ultimately vests.
Classification and Accretion of Redeemable Convertible Preferred Stock
The Company classified redeemable convertible preferred stock outside of stockholders’ deficit because the shares contained certain redemption features that were not solely within the control of the Company. Costs incurred in connection with the issuance of each series of redeemable convertible preferred stock were recorded as a reduction of gross proceeds from issuance.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
The carrying value of the Series A, Series B, and Series C redeemable convertible preferred stock is accreted to redemption value from the date of issuance to the earliest redemption date using the effective interest method. Adjustments to the carrying values of the redeemable convertible preferred stock at each reporting date resulted in an increase or decrease to net loss attributable to common stockholders.
Income Taxes
The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.
The Company recognizes income tax expense for basis differences related to global intangible low-taxed income (“GILTI”) as a period cost if and when incurred. GILTI is a category of income that is earned abroad by U.S.-controlled foreign corporations (CFCs) and is subject to special treatment under the U.S. tax code.
Comprehensive Loss
Comprehensive loss is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes foreign currency translation differences and unrealized gain or loss from available for sale securities which is presented in the consolidated statements of comprehensive loss.
Government Subsidies
Government subsidies that involve no conditions or continuing performance obligations of the Company are recognized as 'other income, net' upon receipt. In the event government grants or incentives involve continuing performance obligations, the Company will capitalize the payment as deferred revenue and recognize the same financial statement caption as the performance obligation relates over the performance period.
Net Loss Per Share
Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive common shares, using the two-class method.
Under the two-class method, net income is allocated between common stock and participating securities based on dividends declared or accumulated and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed.
The Company’s participating securities do not share in losses of the Company. Therefore, the basic net loss per share is the same as diluted net loss per share as the inclusion of all potentially dilutive securities would have been anti-dilutive given the net loss of the Company for all the periods presented.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Recently Adopted Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): “Improvements to Reportable Segment Disclosures”, which requires additional information regarding significant segment expenses and other segment items, and how the CODM allocates resources among segments. The Company adopted ASU 2023-07 during the year ended December 31, 2024.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, “Improvements to Income Tax Disclosures,” which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit and income tax expense or benefit from continuing operations. The requirements of the ASU are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently in the process of evaluating the impact of this pronouncement on its related disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires enhanced disclosure of specified categories of expenses included in certain expense captions presented on the face of the income statement. This guidance will be effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. The Company is currently evaluating the new guidance to determine its adoption approach and the impact on the presentation and disclosures of its consolidated statements of operations and comprehensive loss.
3. Fair Value Measurements
The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis:

	Fair Value Measurements as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents
Money market funds	$175	$—	$—	$175
Short-term investments
Time deposit	—	11,000	—	11,000
Available-for-sale securities
U.S. government agency securities	—	5,850	—	5,850
Corporate debt securities	—	19,734	—	19,734
Commercial paper	—	1,225	—	1,225
Total assets	$175	$37,809	$—	$37,984

	Fair Value Measurements as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents
Money market funds	$43	$—	$—	$43
U.S. treasury securities	—	993	—	993
Commercial paper	—	996	—	996
Short-term investments
Time deposit	—	10,039	—	10,039

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

	Fair Value Measurements as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Available-for-sale securities
U.S. government agency securities	—	7,476	—	7,476
Corporate debt securities	—	11,323	—	11,323
Commercial paper	—	4,879	—	4,879
Total assets	$43	$35,706	$—	$35,749

Money market funds are valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy. U.S. treasury securities, commercial paper, corporate debt securities and U.S. government agency securities are valued by the Company using quoted prices in active markets for similar securities, which represent a Level 2 measurement within the fair value hierarchy.
Level 3 financial liabilities consist of the preferred stock warrant liabilities for which there is no current market such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded through “change in fair value of warrant liabilities.”
A summary of significant unobservable inputs (Level 3 inputs) used in measuring warrants using the Black-Scholes model during the year ended December 31, 2023, is as follows:

Year ended December 31, 2023
Dividend yield	—
Expected price volatility	77.8%
Risk free interest rate	3.87%
Expected term (in years)	1.81
Fair value of preferred stock	$1.40

The following table summarizes the changes in the fair market values of the preferred stock warrant liabilities:

Warrant Liabilities
Fair Value, January 1, 2023	4,074
Exercise of warrants	(3,638)
Change in fair value	(436)
Fair Value, December 31, 2023	$—

4. Short-Term Investments
The amortized cost, gross unrealized holding gains or losses, and fair value of the Company’s short-term investments by major security type as of December 31, 2024 and 2023, are summarized in the table below:

	December 31, 2024
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:
Time deposit	11,000	—	—	11,000
Available-for-sale securities
U.S. government agency securities	5,795	55	—	5,850
Corporate debt securities	19,491	243	—	19,734
Commercial paper	1,222	3	—	1,225
Total	$37,508	$301	$—	$37,809

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

	December 31, 2023
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:
Time deposit	10,039	—	—	10,039
Available-for-sale securities
U.S. government agency securities	7,422	54	—	7,476
Corporate debt securities	11,130	193	—	11,323
Commercial paper	4,884	—	(5)	4,879
Total	$33,475	$247	$(5)	$33,717

5. Consolidated Balance Sheet Components
Prepaid Expenses and Other Current Assets
The prepaid expenses and other current assets are comprised of the following:

	December 31,
	2024	2023
Advances to research and development suppliers	$103	$516
Deferred issuance costs	1,487	—
Other tax recoverable	691	547
Advances to other suppliers	210	274
Interest receivable	56	36
Total prepaid expenses and other current assets	$2,547	$1,373

Property and Equipment, Net
Property, plant and equipment, net, consist of the following:

	December 31,
	2024	2023
Furniture and fixtures	$811	$772
Equipment	4,230	3,805
Leasehold improvements	2,152	1,548
Total property and equipment	7,193	6,125
Less: Accumulated depreciation	(2,622)	(1,983)
Total property and equipment, net	$4,571	$4,142

Depreciation expenses for the years ended December 31, 2024 and 2023, were $674 and $599, respectively.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities included the following:

	December 31,
	2024	2023
Accrued compensation and benefits	$1,319	$1,218
Accrued rent	—	218
Renovation service fee	101	157
Accrued taxes	1,851	204
Accrued expenses	778	40
Others	35	87
Total accrued expenses and other current liabilities	$4,084	$1,924

6. Leases
Operating Leases
The Company leases facilities under noncancelable operating leases maturing at various dates through February 2037.
The components of lease expense are as follows:

	Year Ended December 31,
	2024	2023
Operating lease expense	$771	$690

The Company’s short-term lease expense for the year is immaterial to the financial statements. As of December 31, 2024 and 2023, the Company had no significant lease contract that has been entered into but not yet commenced.
The weighted average remaining lease term and discount rate related to the Company's operating leases are as follows:

	December 31,
	2024	2023
Weighted-average lease term (in years)	10.93	11.65
Weighted-average discount rate	9.50%	9.50%

The following information represents supplemental disclosure for the statement of cash flows related to the operating leases:

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows under operating leases	$840	$758

Future minimum lease payments under operating lease agreements as of December 31, 2024, are as follows:

Year Ending December 31,	Operating Leases
2025	$429
2026	226
2027	185
2028	185
2029	185
Thereafter	1,313
Total minimum lease payments	2,523
Less: imputed interest	(924)
Total lease liability	$1,599

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
7. Redeemable Convertible Preferred Stock, Warrant Liabilities, Common Stock, and Stockholders’ Deficit
The Company had authority to issue 201,150,624 shares of stock as of December 31, 2024, and 2023, consisting of 143,329,269 shares of Common Stock, $0.0001 par value, as of December 31, 2024, and 2023; and 57,821,355 shares of Preferred Stock, $0.0001 par value, as of December 31, 2024, and 2023.
Redeemable Convertible Preferred Stock
In April 2023, the Company sold and issued 13,329,269 shares of Series C redeemable convertible preferred stock at $2.63 per share, resulting in net proceeds of $34,321, including 2,285,018 shares issued to GNI USA, Inc., an entity controlled by GNI Group Ltd., the Company's ultimate parent company.
The redeemable convertible preferred stock is divided into series.
As of December 31, 2024, the Company’s redeemable convertible preferred stock consisted of the following:

	December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Issue Price Per Share	Conversion Price Per Share	Net Carrying Value	Aggregate Liquidation Preference
Series Seed-1*	10,000,000	10,000,000	$1.00	$1.00	$8,560	$10,000
Series Seed-2*	5,000,000	5,000,000	$1.00	$0.80	8,637	5,000
Series A	9,411,765	9,411,765	$1.70	$1.70	27,705	16,000
Series B*	20,080,321	20,080,321	$2.49	$2.49	73,132	50,000
Series C*	13,329,269	13,329,269	$2.63	$2.63	40,632	35,000
Total	57,821,355	57,821,355			$158,666	$116,000

As of December 31, 2023, the Company’s redeemable convertible preferred stock consisted of the following:

	December 31, 2023
	Shares Authorized	Shares Issued and Outstanding	Issue Price Per Share	Conversion Price Per Share	Net Carrying Value	Aggregate Liquidation Preference
Series Seed-1*	10,000,000	10,000,000	$1.00	$1.00	$8,560	$10,000
Series Seed-2*	5,000,000	5,000,000	$1.00	$0.80	8,637	5,000
Series A	9,411,765	9,411,765	$1.70	$1.70	25,097	16,000
Series B*	20,080,321	20,080,321	$2.49	$2.49	66,181	50,000
Series C*	13,329,269	13,329,269	$2.63	$2.63	36,760	35,000
Total	57,821,355	57,821,355			$145,235	$116,000

*
As of December 31, 2024 and 2023, all of the shares of Series Seed-I and Series Seed-2, 4,016,064 shares of Series B, and 2,285,018 shares of Series C, were issued to GNI USA, Inc.; and 4,819,278 shares of Series B were issued to GNI Group Ltd.

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:
Conversion Rights
Each share of redeemable convertible preferred stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion.
Each share of Series C redeemable convertible preferred stock will automatically convert into shares of common stock at the then-effective conversion price upon the consummation of a qualifying IPO or the vote or written consent of holders of at least 67% of the voting power of the Series C redeemable convertible preferred stock then

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
outstanding. Each share of Series Seed-1, Series Seed-2, Series A and B redeemable convertible preferred stock will automatically convert into shares of common stock at the then-effective conversion price upon the consummation of a qualifying IPO or the vote or written consent of holders of at least a majority of the voting power of the redeemable convertible preferred stock then outstanding.
Redemption
Following the fifth anniversary of the date on which a share of Series C Preferred is first issued, or upon the submission of any redemption request by the Series A or B Preferred stockholders, and in either cases elected by Series C Preferred lead investors, the Company will redeem all of the shares of the Series C Preferred then outstanding within 60 days, paying the original issue price plus any unpaid dividends and a 10% annual compounded, noncumulative return on the original issue price for each year such shares were outstanding.
Following the fifth anniversary of the date on which a share of Series A redeemable convertible preferred stock is first issued, the holders of Series A and Series B redeemable convertible preferred stock can request the company to redeem their shares. A 67% majority of holders of Series B redeemable convertible preferred stock or a simple majority of holders of Series A redeemable convertible preferred stock can initiate such redemption. Upon such a redemption request, the Company is obligated to redeem all outstanding shares of the requested series within 60 days, paying the original issue price plus any unpaid dividends and a 10% annual compounded return for each year such shares were outstanding.
The Company recognizes the initial carrying amount of preferred stock at its fair value at date of issue, net of issuance costs. The Company uses interest method to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption.
Voting
Each holder of shares of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which shares held by such holder are convertible. Each holder of shares of Series Seed-1 redeemable convertible preferred stock shall be entitled to two votes per share of Series Seed-1 redeemable convertible preferred stock. However, if a share of Series Seed-1 redeemable convertible preferred stock is converted into common stock in accordance with the Company’s certificate of incorporation, such common stock shall be entitled to one vote per share.
Dividends
The holders of shares of each series of redeemable convertible preferred stock shall be entitled to non-cumulative dividends, when and if declared by the Company’s board of directors.
The annual dividend rate in order of preference of dividend payments is (i) 8% of the original issue price for each share of Series C redeemable convertible preferred stock, (ii) 8% of the original issue price for each share of Series B redeemable convertible preferred stock, (iii) $0.136 per annum for each share of Series A redeemable convertible preferred stock, and (iv) $0.08 per annum for each share of Series Seed-1, and Series Seed-2 redeemable convertible preferred stock. These dividend rates are subject to adjustment if the Company undertakes any stock splits, stock dividends, combinations, recapitalization, or similar events. To date, no dividends have been declared.
Liquidation Preference
A “Liquidation Event” shall mean:
(i)	a liquidation, dissolution or winding up of the Company,
(ii)	an acquisition of the Company by another person or entity, or
(iii)
an acquisition of either Shanghai Cullgen Biotechnology Co., Ltd. (“Shanghai Cullgen”) or another subsidiary of the Company to the extent such other subsidiary holds all or substantially all of the assets of the Company and its subsidiaries taken as a whole.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
In the event of a Liquidation Event, the holders of redeemable convertible preferred stock shall be entitled to receive an amount equal to the original issue price, plus all declared but unpaid dividends. Liquidation preference is as follows in sequence: Series C, Series B, Series A, Series Seed-1 and Series Seed-2 preferred stock. After payment of the liquidation preference amount distributable on the redeemable convertible preferred stock, all remaining proceeds legally available for distribution to stockholders of the Company shall be distributed pro rata among the holders of the common stock and the holders of redeemable convertible preferred stock on an as-converted basis.
Preferred Stock Warrant Liabilities
In connection with the issuance of a Series Seed-1 redeemable convertible preferred stock in 2018, the Company issued 5,000,000 warrants to GNI USA, Inc. to purchase shares of Series Seed-2 redeemable convertible preferred stock. The warrants have an exercise price of $1.00 per warrant, expire on February 26, 2025, and were immediately exercisable upon issuance.
Warrants to purchase shares of the Company’s preferred stock, or the preferred stock warrants, were classified as a liability in the Company’s consolidated balance sheets prior to exercise as the underlying securities were contingently redeemable upon the occurrence of events that were outside of the control of the Company. The preferred stock warrants were subject to remeasurement at the end of each reporting period, with changes in estimated fair value recognized as a component of “change in fair value of warrant liabilities” in the consolidated statements of comprehensive loss until settlement. See Note 3, Fair Value Measurement for additional information on the fair value of preferred stock warrant liability.
On April 13, 2023, the warrant holder fully exercised the warrant to purchase 5,000,000 shares of Series Seed-2 redeemable convertible preferred stock.
Common Stock
The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the redeemable convertible preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.
On November 13, 2024, certain stockholders holding approximately 98% of the outstanding shares of the Company's preferred and common stock entered into support agreements with Pulmatrix and the Company pursuant to which such stockholders agreed not to transfer their shares until the earliest of (i) the termination of Merger Agreement, (ii) the Merger becomes effective, or (iii) the support agreement is terminated upon mutual written agreement of the parties.
8. Collaborations
The Company has no products approved for commercial sales and has not generated any revenue from commercial product sales. The total revenue to date has been generated principally from collaboration and license agreements.
Cullgen and Astellas Collaboration Arrangement
Agreement Terms
In June 2023, the Company entered into a Collaboration, Option and License Agreement with Astellas (the “Astellas Agreement”) to discover multiple innovative protein degraders, including a cell cycle protein degrader, and a DNA Repair degrader.
Upon signing the Astellas Agreement, the Company received an up-front, nonrefundable payment totaling $35,000 and will also receive reimbursements for research and development services performed by the Company for each research target, based on an agreed-upon level of FTE personnel effort, estimated costs and related reimbursement rate.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Astellas has the exclusive option to exclusively license the rights for preclinical & clinical development and commercialization to the compounds identified during the research activities conducted under the Agreement (the “Astella Option”). The Company is eligible to receive further payments upon the exercise of Astellas Option, the achievement of regulatory milestones, the achievement of sales milestones, and royalties on future sales of licensed compounds.
The Company evaluated the Astellas Agreement under ASC 606 as all the material units of account within the agreement represented transactions with a customer. The Company identified the following material components under the agreement: (l) pre-exercise research activities for Collaboration Cell Cycle and DNA Repair; (2) research license; and (3) Astellas Option. The Company determined that pre-exercise research activities for Collaboration Cell Cycle and DNA Repair are each distinct performance obligations within the revenue contract due to being targeted to different stages and licensed fields. The research license components of the revenue contract for Collaboration Cell Cycle and DNA Repair were determined not to be distinct within the context of the contract. Therefore, the research license has been combined with the pre-exercise research activities into a single performance obligation for each of the collaboration targets, respectively. The Company further determined the Astellas Option is not a material right. Thus, two performance obligations were identified: pre-exercise research activities for Collaboration Cell Cycle and DNA Repair.
The Company allocated the upfront payment to each performance obligation based on the relative SSP, which was determined using an expected cost plus margin approach, as follows:
Cell Cycle: $27,000
DNA Repair: $8,000
Upfront non-refundable payments allocated to each collaboration target and the reimbursements are recognized as revenue over time based on the progress towards the completion of performance obligations, which is measured by costs incurred as a percentage of estimated total cost to complete. Estimated costs to complete were reassessed on a periodic basis and accounted for prospectively.
The Company's contract liabilities represent primarily up-front, nonrefundable payment received from the Astellas Agreement which was included in deferred revenue in the consolidated balance sheets. Contract liabilities are released and revenues are recognized over time based on the progress towards the completion of performance obligations.
The following tables present changes in the Company’s contract liability balances:

	December 31,
	2024	2023
Contract liabilities	$11,076	$25,979
Revenue recognized in the year from the contract liability at the beginning of the year:	14,849	—

9. Stock-Based Compensation
Stock Incentive Plan
On April 25, 2018, the Company approved the 2018 Stock Incentive Plan (the “2018 Plan”). The 2018 Plan provides for the issuance of 7,500,000 shares of common stock to officers, directors, employees, non-employee directors, and consultants of the Company through awards of stock options, restricted stock awards, restricted stock units, and other stock awards. On March 2, 2021, the board approved an increase in the number of shares to 9,000,000.
The Company has granted stock options under the 2018 Plan, exercisable at various dates as determined upon grant, and will expire no more than ten years from their date of grant. The term of an Incentive Stock Option (ISO) granted to a 10% stockholder shall not exceed five years from the date of grant. Stock options generally vest over a four-year term. The exercise price of each option shall be determined by the board of directors.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Stock Option Valuation
The Company calculated the estimated fair value of the share options on the respective grant dates using the Black-Scholes pricing model with the assistance from an independent valuation firm, with the following assumptions.

	Year Ended December 31,
	2024	2023
Expected term (in years)	6.08	6.08
Expected volatility	85.14%-95.62%	80.60%
Risk-free interest rate	3.78%-4.30%	3.60%
Expected dividend yield	—	—
Fair value of common stock	$1.51-1.81	$0.88

(1)
Exercise term - The expected term represents the period that the stock-based awards are expected to be outstanding. Cullgen used the “simplified” method to determine the expected life of options granted, which calculates the expected term as the average of the weighted-average vesting term and the contractual term of the option.

(2)
Volatility - The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3)	Risk free rate of interest - Based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the option.
(4)
Dividend yield - The Company has never declared or paid any cash dividends on the Company's capital stock and does not anticipate any dividend payments on the Company's capital stock in the foreseeable future.

(5)	Fair value of common stock - The estimated fair value of the common stock, at the option grant dates, were determined with the assistance of an independent third-party valuation firm.
Stock option activity
The following table summarizes the stock option activity:

	Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2024	7,643,385	0.63	6.23	3,176
Granted	1,753,000	2.41
Exercised	—	—
Forfeited (unvested)	75,419	0.95
Expired (vested)	344,581	0.69
Outstanding, December 31, 2024	8,976,385	0.97	6.07	8,907
Exercisable, December 31, 2024	6,999,979	0.61	5.18	8,395
Vested and expected to vest, December 31, 2024	8,976,385	0.97	6.07	8,907

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the awards and the fair value of the underlying common stock at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant common stock. The weighted-average grant date fair value of stock options granted during the years ended December 31, 2024 and 2023 were $1.58 and $0.71, respectively. As of December 31, 2024, and 2023, unrecognized stock-based compensation cost related to unvested stock options was $2,958 and $904, respectively, which is expected to be recognized over a weighted-average period of 3.14 years and 1.32 years, respectively. No stock options were exercised during the years ended December 31, 2024, and 2023.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Stock-Based Compensation
Stock-based compensation expense included in the Company’s consolidated statements of comprehensive loss is as follows:

	Year Ended December 31,
	2024	2023
Research and development expenses	$208	$232
General and administrative expenses	729	695
Total stock-based compensation expenses	$937	$927

10. Income Taxes
During the years ended December 31, 2024 and 2023, Cullgen Inc. recognized a $2,490 and nil provision for income taxes, respectively. The Tax Cuts and Jobs Act (the “TCJA”) requires taxpayers to capitalize and amortize research and development expenditures under section 174 for tax years beginning after December 31, 2021. This rule became effective for Cullgen during the year ended December 31, 2022, and resulted in the capitalization of research and development expenditures. The capitalization in tax year 2024 is expected to result in taxable income because remaining deductions and other tax attributes were not sufficient to offset license revenue recognized.
The Company is subject to taxation in the United States, California, China, and Australia. The Company is subject to income tax examination by tax authorities in those jurisdictions for the years beginning in 2018 as the Company was incorporated on February 26, 2018. The Company is not currently under examination by any jurisdiction.
Income (loss) before income taxes was as follows:

	Year Ended December 31,
	2024	2023
U.S. operations	$2,230	$(2,387)
Non-U.S. operations	(913)	(3,170)
Income (loss) before provision for income taxes	$1,317	$(5,557)

A U.S. federal current tax provision of $2,490 has been recorded for the year ended December 31, 2024. The difference between the Company’s 2024 effective tax rate of 189.1% and the U.S. federal statutory tax rate of 21% is largely due to utilization of R&D credits as well as the Company's net operating losses which are offset by the valuation allowance. A foreign current tax provision of $1,798 was recorded for the year ended December 31, 2023. The difference between the Company’s 2023 effective tax rate of (31.6)% and the U.S. federal statutory tax rate of 21% was largely due to the to the Astellas Collaboration which resulted in foreign withholding taxes and the Company’s net operating losses which are offset by the valuation allowance.
A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:

	Year Ended December 31,
	2024	2023
Domestic statutory rate	21.0%	21.0%
Foreign rate differential	(19.5%)	9.6%
Foreign Withholding Tax	0.0%	(31.5%)
Non-deductible Interest	0.0%	1.6%
R&D Super Deduction	(108.0%)	24.8%
R&D Credits	(20.3%)	2.1%
GILTI/Subpart F Income*	34.6%	(79.5%)
Section 250 Deduction	(12.3%)	40.0%

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023
Foreign Tax Credit	0.0%	9.7%
Change in valuation allowance	151.0%	(33.2%)
Stock Options	14.1%	(3.1%)
Uncertain Tax Positions	6.2%	0.0%
Prior Year True Ups	120.9%	0.0%
Other Nondeductible	1.2%	6.9%
Effective tax rate	189.1%	(31.6%)

*	Global Intangible Low-Taxed Income, or GILTI
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and December 31, 2023, are shown below. The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. The Company periodically evaluates the recoverability of the deferred assets. At such time as it is determined that it is more likely than not that the deferred tax asset will be realized, the valuation allowance will be reduced.

	December 31,
	2024	2023
Deferred tax assets:
Net Operating Losses	$13,567	$11,668
Capitalized R&D	3,295	2,082
Research and Development Credits	115	372
Deferred Revenue	3,080	3,311
Stock Options	76	102
Lease Liability	34	125
Accruals	164	113
Depreciation	23	10
Total gross deferred tax assets	20,354	17,783
Less: Valuation allowance	(20,321)	(17,674)
Deferred tax assets, net	33	109
Deferred tax liabilities:
Right of Use Asset	(33)	(109)
Total gross deferred tax liabilities	(33)	(109)
Net deferred tax assets	$—	$—

At December 31, 2024 and December 31, 2023, a valuation allowance of $20,321 and $17,674, respectively, has been established to offset the deferred tax assets, as realization of such assets is not more likely than not.
As of December 31, 2024, the Company has utilized all of its federal net operating loss and no longer has federal net operating loss carryforwards. The Company has foreign net operating loss carryforwards of $52,506 of which $52,194 were generated in China beginning in 2019 and have a carryforward period of 10 years and $311 were generated in Australia beginning in 2024 and have an unlimited carryforward period. The Company had state loss carryforwards of $6,084, which will begin to expire in 2038, if not previously utilized.

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
The Company has utilized and has no remaining federal research and development credit carryforwards. The Company has state research and development credit carryforwards of approximately $218. The state research and development tax credit carryforwards may be carried forward indefinitely.
Beginning January 1, 2022, under the Tax Cuts and Jobs Act, the Company is required to capitalize and amortize all R&D expenditures that are paid or incurred in connection with their trade or business. Specifically, cost for U.S.-based R&D activities must be amortized over five years and costs for foreign R&D activities must be amortized over fifteen years, both using a midyear convention. During the years ended December 31, 2024 and December 31, 2023, the Company capitalized $6,491 and $5,327 of R&D expenses, respectively.
Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company’s net operating loss and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. If eliminated, the related assets would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact on the Company’s effective tax rate. The Company has completed a Section 382 analysis to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation and determined the Company experience an ownership change. The ownership change did not materially impact the Company’s tax liability or deferred tax assets.
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of comprehensive loss. As of December 31, 2024, the Company accrued no material interest and penalties.
The following table summarizes the changes to the Company’s gross unrecognized tax benefits:

	Year Ended December 31,
	2024	2023
Balance at beginning of year	$156	$115
Additions/(Reductions) for tax positions - prior years	—	—
Additions/(Reductions) for tax positions - current year	53	41
Balance at the end of the year	$209	$156

11. Net Loss Per Share
The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended December 31,
	2024	2023
Numerator:
Net loss	$(1,173)	$(7,355)
Accretion of redeemable convertible preferred stock	(13,431)	(11,085)
Net loss attributable to common stockholders	$(14,604)	$(18,440)
Denominator:
Weighted-average common stock outstanding - basic and diluted	10,023,615	10,023,615
Net loss per share attributable to common stockholders - basic and diluted	$(1.46)	$(1.84)

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
For the years ended December 31, 2024 and 2023, the effects of all outstanding redeemable convertible preferred stock and share options were excluded from the computation of diluted loss per share as their effects would be anti-dilutive.
12. Employee Benefits
The Company has a defined contribution 401(k) plan for eligible employees. Eligible employees have the option to participate in the plan beginning on their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percentage of their compensation or a flat dollar amount. Contributions to the matching program totaled $125 and $104 for the years ended December 31, 2024 and 2023, respectively.
Full-time employees of the Company in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has no legal obligation for the benefits beyond the contributions. Total contributions by the Company for such employee benefits were $1,313 and $1,228 for the years ended December 31, 2024 and 2023, respectively.
13. Segments Information
The primary measure of segment profitability for the Company’s operating segment is considered to be consolidated net loss which is used by the CODMs to monitor budget versus actual results to make operating decisions, such as allocating resources to the research and development activities. Significant segment expenses reviewed by the CODM on a regular basis are research and development expenses and general and administrative expenses. Other segment items include foreign currency exchange gain (loss), change in fair value of warrant liabilities, interest income, other income, net and income tax expense.
The following table sets forth the Company’s segment information for revenue, segment net loss, and significant expenses:

	Year Ended December 31,
	2024	2023
Collaboration revenue	$23,914	$15,237
Less (add):
Research and development expenses	$19,743	$16,223
General and administrative expenses	6,343	6,745
Other segment items	(999)	(376)
Segment net loss	$(1,173)	$(7,355)

Reconciliation of profit or loss
Adjustments and reconciling items	—	—
Consolidated net loss	$(1,173)	$(7,355)

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Geographic Information
Collaboration revenue consist of the following:

	Year Ended December 31,
	2024	2023
Collaboration revenue
- United States	$11,314	$6,586
- China	12,600	8,651
Total	$23,914	$15,237

Long-lived assets consist of the following:

	December 31,
	2024	2023
Long-lived assets
- United States	$351	$767
- China	6,016	5,709
Total	$6,367	$6,476

14. Related Party Transactions
The related parties that had transactions or balances with the Company for the years ended December 31, 2024 and 2023 are as follows:

Name of Related Party	Relationship with the Company
Shanghai Genomics Technology, Ltd.	Entity controlled by GNI Group Ltd.
Shanghai Genomics, Inc.	Entity controlled by GNI Group Ltd.

(a) Amounts due from related parties

	December 31,
	2024	2023
Shanghai Genomics Technology, Ltd.	—	44

(b) Amounts due to related parties

	December 31,
	2024	2023
Shanghai Genomics, Inc.	$—	$21

(c) Related party transactions
Research and development expenses for the related services received from related parties were as follows:

	Year Ended December 31,
	2024	2023
Shanghai Genomics Technology, Ltd.	$257	$234
Shanghai Genomics, Inc.	173	127
	430	361

Cullgen Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Operating lease ROU assets and operating lease liabilities recognized for leases of offices from Shanghai Genomics, Inc. as of December 31, 2024, and 2023 were as follows:

	December 31,
	2024	2023
Operating lease right-of-use assets	$1,329	$1,406
Operating lease liabilities, current	(176)	(179)
Operating lease liabilities, non-current	(1,153)	(1,227)

The related lease expense recognized from related parties included in “Research and development expenses” and “General and administrative expenses” in the consolidated statements of comprehensive loss were as follows:

	Year Ended December 31,
	2024	2023
Research and development expenses	$74	$69
General and administrative expenses	111	104

15. Commitments and Contingencies
The Company did not have any ligation, capital or other significant commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023 other than disclosed in these consolidated financial statements.
Although the Company is not currently subject to any litigation, and no litigation is currently threatened against it, the Company may be subject to legal proceedings, claims, and litigations arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that the Company believes will result in a probable loss that is reasonably estimable.
16. Subsequent Events
The Company has evaluated subsequent events through April 17, 2025, the date on which the accompanying financial statements are available to be issued.
On April 7, 2025, the merger agreement entered into by the Company and Pulmatrix, Inc. (“Pulmatrix”) dated November 13, 2024, was amended by Amendment No. 1 thereto, pursuant to which, PCL Merger Sub, Inc., a direct, wholly owned subsidiary of Pulmatrix, will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Pulmatrix, and the surviving corporation of the merger (the “Merger”). The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Pulmatrix and Cullgen and specified in the certificate of merger.

Annex A-I
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

PULMATRIX, INC.;

PCL MERGER SUB, INC.;

PCL MERGER SUB II, LLC; and

CULLGEN INC.

Dated as of November 13, 2024

Section 1. Definitions and Interpretative Provisions		A-I-2
1.1	Definitions	A-I-2
1.2	Other Definitional and Interpretative Provisions	A-I-13
Section 2. Description of Transaction		A-I-14
2.1	The Merger	A-I-14
2.2	Effects of the Merger	A-I-14
2.3	Closing; First Effective Time; Second Effective Time	A-I-14
2.4	Organizational Documents; Directors and Officers	A-I-15
2.5	Conversion of Company, First Merger Sub and Second Merger Sub Equity Securities	A-I-15
2.6	Closing of the Company’s Transfer Books	A-I-17
2.7	Surrender of Company Capital Stock	A-I-17
2.8	Calculation of Net Cash	A-I-18
2.9	Further Action	A-I-19
2.10	Intended Tax Treatment	A-I-19
2.11	Withholding	A-I-19
2.12	Appraisal Rights	A-I-19
Section 3. Representations and Warranties of the Company		A-I-20
3.1	Due Organization; Subsidiaries	A-I-20
3.2	Organizational Documents	A-I-20
3.3	Authority; Binding Nature of Agreement	A-I-20
3.4	Vote Required	A-I-20
3.5	Non-Contravention; Consents	A-I-21
3.6	Capitalization	A-I-21
3.7	Financial Statements	A-I-23
3.8	Absence of Changes	A-I-23
3.9	Absence of Undisclosed Liabilities	A-I-23
3.10	Title to Assets	A-I-23
3.11	Real Property; Leasehold	A-I-24
3.12	Intellectual Property	A-I-24
3.13	Agreements, Contracts and Commitments	A-I-26
3.14	Compliance; Permits; Restrictions	A-I-27
3.15	Legal Proceedings; Orders	A-I-29
3.16	Tax Matters	A-I-29
3.17	Employee and Labor Matters; Benefit Plans	A-I-30
3.18	Environmental Matters	A-I-32
3.19	Insurance	A-I-33
3.20	No Financial Advisors	A-I-33
3.21	Transactions with Affiliates	A-I-33
3.22	Privacy and Data Security	A-I-33
3.23	Ownership of Parent Capital Stock	A-I-34
3.24	No Other Representations or Warranties	A-I-34
Section 4. Representations and Warranties of Parent, First Merger and Second Merger Sub		A-I-34
4.1	Due Organization; Subsidiaries	A-I-34
4.2	Organizational Documents	A-I-34
4.3	Authority; Binding Nature of Agreement	A-I-35
4.4	Vote Required	A-I-35
4.5	Non-Contravention; Consents	A-I-35
4.6	Capitalization	A-I-36
4.7	SEC Filings; Financial Statements	A-I-37
4.8	Absence of Changes	A-I-39

A-I-i

4.9	Absence of Undisclosed Liabilities	A-I-39
4.10	Title to Assets	A-I-39
4.11	Real Property; Leasehold	A-I-39
4.12	Intellectual Property	A-I-39
4.13	Agreements, Contracts and Commitments	A-I-41
4.14	Compliance; Permits; Restrictions	A-I-43
4.15	Legal Proceedings; Orders	A-I-45
4.16	Tax Matters	A-I-45
4.17	Employee and Labor Matters; Benefit Plans	A-I-46
4.18	Environmental Matters	A-I-48
4.19	Insurance	A-I-48
4.20	Transactions with Affiliates	A-I-48
4.21	No Financial Advisors	A-I-48
4.22	Valid Issuance	A-I-48
4.23	Privacy and Data Security	A-I-48
4.24	No Other Representations or Warranties	A-I-49
Section 5. Certain Covenants of the Parties		A-I-49
5.1	Operation of Parent’s Business	A-I-49
5.2	Operation of the Company’s Business	A-I-51
5.3	Access and Investigation	A-I-52
5.4	No Solicitation	A-I-53
5.5	Notification of Certain Matters	A-I-53
Section 6. Additional Agreements of the Parties		A-I-54
6.1	Registration Statement, Proxy Statement	A-I-54
6.2	Company Stockholder Written Consent	A-I-55
6.3	Parent Stockholder Meeting	A-I-57
6.4	Efforts; Regulatory Approvals	A-I-59
6.5	Company Options	A-I-59
6.6	Employee Benefits	A-I-60
6.7	Indemnification of Officers and Directors	A-I-61
6.8	Disclosure	A-I-62
6.9	Listing	A-I-62
6.10	Tax Matters	A-I-63
6.11	Legends	A-I-63
6.12	Officers and Directors	A-I-64
6.13	Termination of Certain Agreements and Rights	A-I-64
6.14	Section 16 Matters	A-I-64
6.15	Allocation Information	A-I-64
6.16	Parent SEC Documents	A-I-64
6.17	Wind-Down Activities	A-I-64
6.18	Obligations of Merger Subs	A-I-64
6.19	Parent Pre-Closing Dividend	A-I-64
6.20	Parent Warrant	A-I-64
6.21	CSRC Filing(s)	A-I-65
Section 7. Conditions Precedent to Obligations of Each Party		A-I-65
7.1	Effectiveness of Registration Statement	A-I-65
7.2	Foreign Person Status	A-I-65
7.3	No Restraints	A-I-65
7.4	Stockholder Approval	A-I-65
7.5	Listing	A-I-65
7.6	CSRC Approvals	A-I-65

A-I-ii

7.7	Lock-Up Agreements	A-I-65
7.8	Parent Charter Amendment	A-I-65
7.9	Registration Rights Agreement	A-I-65
Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Subs		A-I-65
8.1	Accuracy of Representations	A-I-65
8.2	Performance of Covenants	A-I-66
8.3	Documents	A-I-66
8.4	No Company Material Adverse Effect	A-I-66
8.5	Company Stockholder Written Consent	A-I-66
8.6	Parent Pre-Closing Dividend	A-I-66
Section 9. Additional Conditions Precedent to Obligation of the Company		A-I-66
9.1	Accuracy of Representations	A-I-66
9.2	Performance of Covenants	A-I-67
9.3	Documents	A-I-67
9.4	No Parent Material Adverse Effect	A-I-67
9.5	Minimum Cash Condition	A-I-67
Section 10. Termination		A-I-67
10.1	Termination	A-I-67
10.2	Effect of Termination	A-I-69
10.3	Expenses; Termination Fees	A-I-69
Section 11. Miscellaneous Provisions		A-I-70
11.1	Non-Survival of Representations and Warranties	A-I-70
11.2	Amendment	A-I-70
11.3	Waiver	A-I-70
11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	A-I-70
11.5	Applicable Law; Jurisdiction	A-I-70
11.6	Assignability	A-I-71
11.7	Notices	A-I-71
11.8	Cooperation	A-I-71
11.9	Severability	A-I-71
11.10	Other Remedies; Specific Performance	A-I-72
11.11	No Third-Party Beneficiaries	A-I-72

Exhibits:
Exhibit A	Form of Company Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Registration Rights Agreement
Exhibit D-1	First Certificate of Merger, including certificate of incorporation of the First Step Surviving Corporation attached as Exhibit A thereto, incorporated by reference into this Agreement
Exhibit D-2	Second Certificate of Merger, incorporated by reference into this Agreement

A-I-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of November 13, 2024, by and among Pulmatrix, Inc., a Delaware corporation (“Parent”), PCL Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“First Merger Sub”), PCL Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs”), and Cullgen Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined Section 1.
Recitals
A. Parent and the Company intend to effect a merger of First Merger Sub with and into the Company (the “First Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the First Merger, First Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.
B. Immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub being the surviving entity of the Second Merger.
C. The Parties intend that, (i) the First Merger and the Second Merger, taken together, will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement will constitute, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
D. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and the constructive issuance by the Company of shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the “Constructive Issuance”), (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement, the Constructive Issuance, and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635.
E. The First Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of First Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of First Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
F. The sole member of Second Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and its sole member, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole member of Second Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
G. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.
H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit A (the
A-I-1

“Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
I. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, all of the stockholders of the Company or Parent listed on Section B of the Company Disclosure Letter are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).
J. It is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote.
K. At the Closing, Parent, the Company and each of the holders of shares of Company Capital Stock who are Affiliates of the Company shall enter into the registration rights agreement in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”).
Agreement
The Parties, intending to be legally bound, agree as follows:
Section 1. Definitions and Interpretative Provisions.
1.1 Definitions.
(a) For purposes of this Agreement (including this Section 1):
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions (other than any Parent Legacy Transaction) involving:
(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
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(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.
“Affordable Care Act” means the Patient Protection and Affordable Care Act.
“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.
“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.2, 3.3, 3.4, 3.5(a)(i) and 3.20.
“Company IP Rights” means all Intellectual Property rights that are owned or purported to be owned by, assigned to, exclusively licensed to, or controlled by the Company or its Subsidiaries that are necessary for, or used or held for use in, the operation of the business of the Company and its Subsidiaries as presently conducted.
“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.
“Company Key Employee” means any executive officer of the Company or any of its Subsidiaries.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or
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political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage, in which:
•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.
•	“Company Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting (i) the Parent Allocation Percentage from (ii) 100 percent.
•
“Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the First Effective Time, expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication the exercise of all Company Options or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock), whether conditional or unconditional, that are outstanding as of immediately prior to the First Effective Time.

•	“Company Valuation” means $280,000,000.
•	“Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.
•	“Parent Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.
•
“Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of Parent Common Stock outstanding immediately prior to the First Effective Time plus the underlying shares of Parent Common Stock in respect of all In the Money Parent Options and In the Money Parent Warrants that are outstanding immediately prior to the First Effective Time.

•	“Parent Valuation” means (i) $10,500,000, minus (ii) the amount by which Parent Net Cash is less than $2,500,000 (if any).
•	“Post-Closing Parent Shares” mean the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.
“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.
“Company Preferred Stock” means the shares of the Company’s capital stock designated as preferred stock, including the Company Series Seed-1 Preferred Stock, Company Series Seed-2 Preferred Stock, Company Series A Preferred Stock, Company Series B Preferred Stock and Company Series C Preferred Stock.
“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.
“Company Series A Preferred Stock” means a series of the Company’s preferred stock designated as Series A Preferred Stock, $0.0001 par value per share.
“Company Series B Preferred Stock” means a series of the Company’s preferred stock designated as Series B Preferred Stock, $0.0001 par value per share.
“Company Series C Preferred Stock” means a series of the Company’s preferred stock designated as Series C Preferred Stock, $0.0001 par value per share.
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“Company Series Seed-1 Preferred Stock” means a series of the Company’s preferred stock designated as Series Seed-1 Preferred Stock, $0.0001 par value per share.
“Company Series Seed-2 Preferred Stock” means a series of the Company’s preferred stock designated as Series Seed-2 Preferred Stock, $0.0001 par value per share.
“Company Stock Plans” means the Company’s 2018 Equity Incentive Plan.
“Company Triggering Event” shall be deemed to have occurred if, at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote the Company Board shall have made a Company Board Adverse Recommendation Change.
“Confidentiality Agreement” means the letter agreement dated as of October 22, 2024, between the Company and Parent.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger, the Constructive Issuance and the other transactions contemplated by this Agreement (other than the Parent Legacy Transaction and Parent Charter Amendment), and the Nasdaq Reverse Split (to the extent applicable and deemed necessary by Parent and the Company).
“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“CSRC” means the China Securities Regulatory Commission.
“CSRC Filing(s)” means any and all letters, filings, correspondences, communications, documents, responses, undertakings and submissions in any form, including any amendments, supplements or modifications thereof, made or to be made to the CSRC, relating to or in connection with the Contemplated Transactions pursuant to the applicable rules and requirements of the CSRC, including without limitation the CSRC Filing Rules.
“CSRC Filing Rules” means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies ( ) and supporting guidelines issued by the CSRC and effective from March 31, 2023.
“DGCL” means the General Corporation Law of the State of Delaware.
“DLLCA” means the Delaware Limited Liability Company Act.
“Effect” means any effect, change, event, circumstance, or development.
“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) other plan, program, policy or arrangement providing for stock options, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
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“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“First Merger Sub Board” means the board of directors of First Merger Sub.
“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“In the Money Parent Option” shall mean Parent Options with an exercise price equal to or less than the Parent Closing Price.
“In the Money Parent Warrant” shall mean Parent Warrant with an exercise price equal to or less than the Parent Closing Price.
“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, (i) with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities, (ii) with respect Parent, the Knowledge of the individuals listed on Schedule A of the Parent Disclosure Letter as of the date of such knowledge is imputed and (iii) with respect to Company, the Knowledge of the individuals listed on Schedule C of the Company Disclosure Letter as of the date
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of such knowledge is imputed, and (iv) any Person that is an Entity (other than Parent) the Knowledge of any executive officer of such Person as of the date such knowledge is imputed. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.
“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.
“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.
“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.
“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.
“Nasdaq” means The Nasdaq Stock Market.
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a company at a similar stage of development; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Parent shall also include actions required to effect and effecting any Parent Legacy Transaction.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Out of the Money Parent Options” shall mean Parent Options with an exercise price greater than the Parent Closing Price.
“Parent Associate” means any current employee, independent contractor, officer or director of Parent or any of its Subsidiaries.
“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2023, included in Parent’s Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.
“Parent Board” means the board of directors of Parent.
“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.
“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Subs set forth in Sections 4.6(a) and 4.6(d).
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“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the Closing Date as reported by Bloomberg L.P.
“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.
“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.
“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).
“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Subs set forth in Sections 4.1(a), 4.2, 4.3, 4.4, 4.5(a)(i) and 4.21.
“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for, or used or held for use in, the operation of the business of Parent.
“Parent IP Rights Agreement” means any Contract governing, related or pertaining to any Parent IP Rights.
“Parent Key Employee” means (i) an executive officer of Parent; and (ii) any employee of Parent that reports directly to the Parent Board or to an executive officer of Parent.
“Parent Legacy Business” means the business of Parent as conducted at any time prior to the date of this Agreement, including but not limited to business related to the assets listed on Section 1.1(a) of the Parent Disclosure Letter.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof or (f) general economic or political conditions or conditions generally affecting the industries in which Parent or any of its Subsidiaries operates; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Parent or any of its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent or any of its Subsidiaries operates. Notwithstanding the above, a delisting of Parent Common Stock on Nasdaq shall constitute a Parent Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Parent to maintain the listing of Parent Common Stock on Nasdaq.
“Parent Net Cash” means without duplication, (i) Parent’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (ii) the sum of Parent’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date (including the aggregate amount of any Parent Warrant Termination Fees payable to holders of Parent Warrants), in each case determined in accordance with GAAP and, to the extent in accordance with GAAP,
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in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (v) the aggregate amount (without duplication) of all fees and expenses incurred by Parent prior to the First Effective Time in connection with the Contemplated Transactions or the Parent Legacy Transaction, including: (a) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Parent in connection with the Contemplated Transactions or the Parent Legacy Transaction; (b) 50% of the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (c) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (d) 50% of the Nasdaq Fees; (e) (x) if Parent Net Cash (without regard to fees related to obtaining a fairness opinion) is less than $7,000,000, 50% of the fees related to obtaining a fairness opinion, or (y) if Parent Net Cash (without regard to fees related to obtaining a fairness opinion) is greater than or equal to $7,000,000, 100% of the fees related to obtaining a fairness opinion; (f) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the Contemplated Transactions or any Parent Legacy Transaction, together with any payroll Taxes associated therewith; (g) the dividend of any excess Parent Net Cash (but only to the extent declared and unpaid) and all costs and expenses associated therewith; and (h) the costs associated with obtaining the D&O Tail Policy pursuant to Section 6.7, in each case, to the extent unpaid as of the First Effective Time, minus (vi) all remaining rent payments and any other Liabilities under Parent’s lease obligations, minus, (vii) any unpaid Taxes of Parent and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date, minus (viii) all costs and expenses to be mutually agreed by Parent and the Company relating to the winding down of Parent Legacy Business, including the sale, license or other disposition of any or all of the Parent Legacy Business to the extent unpaid as of the Closing, including any costs incurred costs incurred by Parent following the Closing pursuant to Section 6.17 and any costs incurred by Parent relating to lease terminations, plus (ix) (A) $325,000 for each month, or portion thereof, after April 30, 2025 by which Closing is delayed and (B) an additional $432,000 after June 15, 2025, (except where such delay is caused due to the failure of Parent to complete the conditions set forth in Section 9, and net of any amounts remaining under Parent’s current director and officer insurance policy which are creditable against the costs of obtaining the D&O Tail Policy) (for example, if the Closing is delayed until (A) May 31, 2025 then $325,000 will be added to Parent Net Cash or (B) June 30, 2025 then $1,082,000 (net of any amounts remaining under Parent’s current director and officer insurance policy which are creditable against the costs of obtaining the D&O Tail Policy) will be added to Parent Net Cash).
“Parent Options” means options or other rights to purchase shares of Parent Common Stock granted by Parent, including pursuant to any Parent Stock Plan.
“Parent Preferred Stock” means the shares of Parent’s capital stock designated as preferred stock, par value $0.0001 per share of Parent.
“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Parent Restricted Stock Units” means any equity award with respect to Parent Common Stock that represents the right to receive in the future shares of Parent Common Stock pursuant to any Parent Stock Plan.
“Parent Triggering Event” shall be deemed to have occurred if, prior to the approval of this Agreement and the Contemplated Transactions by Parent’s stockholders and subject to Section 6.3(c): (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or subject to Section 6.3(e), publicly proposed, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).
“Parent Warrant” means any warrant to purchase shares of Parent Common Stock.
“Party” or “Parties” means the Company, Merger Subs and Parent.
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“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Balance Sheet or the Parent Balance Sheet, as applicable, in accordance with GAAP, (b) minor non-monetary liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts that are not yet due and payable and (f) liens arising under applicable securities Law.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means any data or information that constitutes “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or any analogous term under applicable Law, including any such information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with any identified or identifiable individual or household.
“Privacy Laws” mean, collectively, (i) all Laws governing privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including any such legally binding requirements set forth in regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including HIPAA, Section 5 of the Federal Trade Commission Act, the Telephone Consumer Protection Act and U.S. state consumer protection and data breach notification Laws, and (ii) any legally binding requirements of any self-regulatory organizations governing data privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information.
“Representatives” means with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives; provided, for the avoidance of doubt, that Representatives of the Company expressly do not include GNI Group Ltd. or any of its Affiliates (including without limitation, GNI USA).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s
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stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.
“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).
“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
(b) Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
AAA	2.8(f)
Accounting Firm	2.8(f)
Agreement	Preamble
Allocation Certificate	6.15
Assumed Option	6.5
Capitalization Date	4.6(a)
Cash Determination Time	2.8(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing	2.3
Closing Date	2.3
Closing Parent Net Cash	5.1(c)(ii)
Company	Preamble
Company 409A Plan	3.17(i)
Company Audited Financial Statements	6.1(e)
Company Balance Sheet	3.7(a)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Letter	3.7(a)
Company Financials	Section 3
Company Interim Financial Statements	6.1(e)
Company Intervening Event	6.2(d)
Company Material Contract	3.13(a)
Company Material Contracts	3.13(a)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Required S-4 Information	6.1(d)
Company Stock Certificates	2.7(b)
Company Stockholder Support Agreement	Recital

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Terms	Section
Company Stockholder Written Consents	6.2(a)
Constructive Issuance	Recital
Costs	6.7(a)
D&O Indemnified Parties	6.7(a)
D&O Tail Policy	6.7(a)
Dispute Notice	2.8(b)
Dissenting Shares	2.12(a)
DPA	7.2
Drug/Device Regulatory Agency	3.14(b)
Employment-Related Laws	3.17(j)
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(b)
FDCA	3.14(c)
First Certificate of Merger	2.3
First Effective Time	2.3
First Merger	Recital
First Step Surviving Corporation	2.1
Form S-4	6.1(a)
GAAP	3.7(a)
Intended Tax Treatment	2.10
Liability	3.9
Lock-Up Agreement	Recital
Lock-Up Agreements	Recital
Merger	Recital
Merger Consideration	2.5(a)(ii)
Merger Subs	Preamble
Nasdaq Fees	6.9
Nasdaq Listing Application	6.9
Notice Period	6.2(d)
Ordinary Course Agreement	3.16(g)
Parent	Preamble
Parent 409A Plan	4.17(j)
Parent Board Adverse Recommendation Change	6.3(c)
Parent Board Recommendation	6.3(b)
Parent Charter Amendment	2.4(b)(ii)
Parent Disclosure Letter	Section 4
Parent Intervening Event	6.3(c)
Parent Legacy Transaction	5.1(c)
Parent Material Contract	4.13(a)
Parent Material Contracts	4.13(a)
Parent Net Cash Calculation	2.8(a)
Parent Net Cash Schedule	2.8(a)
Parent Notice Period	6.3(c)
Parent Permits	4.14(b)
Parent Pre-Closing Dividend	5.1(c)(ii)
Parent Pre-Closing Dividend Amount	5.1(c)(ii)
Parent Product Candidates	4.14(d)
Parent Real Estate Leases	4.11
Parent Regulatory Permits	4.14(d)

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Terms	Section
Parent SEC Documents	4.7(a)
Parent Stock Plans	4.6(c)
Parent Stockholder Matters	6.3(a)
Parent Stockholder Meeting	6.3(a)
Parent Warrant Termination Fee	6.20
PHSA	3.14(c)
Post-Closing Welfare Plan	6.6(b)
Pre-Closing Period	5.1(a)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Rights Agreement	Recital
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Parent Stockholder Vote	4.4
Response Date	2.8(b)
SEC Documents	6.16
Second Certificate of Merger	2.3
Second Effective Time	2.3
Second Merger	Recital
Service Provider Grants	1.1
Stockholder Notice	6.2(b)
Surviving Entity	2.1
Tax Certificates	6.10(c)
Termination Fee	10.3(b)
Transaction Litigation	6.4(c)
WARN Act	3.17(j)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract (except for references to any agreements or Contracts listed on the Parent Disclosure Letter or Company Disclosure Letter) are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The Exhibits to this Agreement, the Parent Disclosure Letter and the Company Disclosure Letter are integral parts of the interpretation of this Agreement, but only Exhibit D-1 (including Exhibit A to such Exhibit) and Exhibit D-2 is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring
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the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Letter or Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been (a) posted to and continuously made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.
Section 2. Description of Transaction
2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, First Merger Sub shall be merged with and into the Company, and the separate existence of First Merger Sub shall cease. The Company will continue as the surviving corporation in the First Merger (the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the “Surviving Entity”).
2.2 Effects of the Merger. The First Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the First Merger, the Company will become a wholly owned subsidiary of Parent. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.
2.3 Closing; First Effective Time; Second Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, (i) the Parties shall cause the First Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance attached hereto as Exhibit D-1 and incorporated herein by reference (the “First Certificate of Merger”) and (ii) the Parties shall cause the Second Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Second Merger, satisfying the applicable requirements of the DGCL and the DLLCA and in form and substance attached hereto as Exhibit D-2 and incorporated herein by reference (the “Second Certificate of Merger” and together with the First Certificate of Merger, the “Certificate of Merger”). The First Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “First Effective Time”). The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Second Certificate of Merger with the consent of Parent and the Company (the time as of which the Second Merger becomes effective being referred to as the “Second Effective Time”).
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2.4 Organizational Documents; Directors and Officers.
(a) At the First Effective Time:
(i) The certificate of incorporation of the First Step Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(ii) The bylaws of the First Step Surviving Corporation shall be identical to the bylaws of the Company as in effect immediately prior to the First Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and
(iii) the directors and officers of the First Step Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation, shall be such persons as shall be mutually agreed upon by Parent and the Company.
(b) At the Second Effective Time:
(i) The certificate of formation of the Surviving Entity shall be the certificate of formation of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such certificate of formation; provided, however, that at the Second Effective Time (as part of the Second Certificate of Merger), the certificate of formation shall be amended to (A) change the name of the Surviving Entity to “[Cullgen Operating Company, LLC],” and (B) make such other changes as are mutually agreed to by Parent and the Company;
(ii) The limited liability company agreement of the Surviving Entity shall be amended and restated in its entirety to read identically to the limited liability company agreement of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such limited liability company agreement; provided, however, that following the Second Effective Time (but as soon thereafter as practicable), the limited liability company agreement shall be amended to change the name of the Surviving Entity to “[Cullgen Operating Company, LLC]”;
(iii) The certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Second Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Second Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Cullgen Inc.”, (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary), (iii) increase the number of shares of Parent Common Stock that Parent is authorized to issue to a number mutually agreed between Parent and the Company, and (iv) make such other changes as are mutually agreeable to Parent and the Company (such amendment, the “Parent Charter Amendment”);
(iv) The directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 6.12; and
(v) The directors and officers of the Surviving Entity, each to hold office in accordance with the certificate of formation and limited liability company agreement of Second Merger Sub, shall be as set forth in Section 6.12 after giving effect to the provisions of Section 6.12, or such other persons as shall be mutually agreed upon by Parent and the Company.
2.5 Conversion of Company, First Merger Sub and Second Merger Sub Equity Securities.
(a) At the First Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Subs, the Company or any stockholder of the Company or Parent:
(i) any shares of Company Capital Stock held as treasury stock immediately prior to the First Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 2.5(c), (A) each share of Company Common Stock outstanding immediately prior to the First Effective Time (excluding shares of Company Capital Stock to be
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canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, and (B) each share of Company Preferred Stock outstanding immediately prior to the First Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to (x) the number of shares of Company Common Stock issuable upon conversion of each share of Company Preferred Stock pursuant to the Company’s certificate of incorporation and as set forth on Schedule 2.5(a)(ii) multiplied by (y) the Exchange Ratio (collectively, the “Merger Consideration”).
(b) If any shares of Company Capital Stock outstanding immediately prior to the First Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Capital Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Capital Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the First Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
(c) No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall receive from Parent, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Common Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Common Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Preferred Stock that a holder of Company Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Parent Preferred Stock issuable to such and any remaining fractional shares shall be, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein, rounded up to the nearest whole share of Parent Preferred Stock.
(d) All Company Options outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 6.5. Each share of common stock, $0.001 par value per share, of First Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the First Step Surviving Corporation. Each book entry share of First Merger Sub evidencing ownership of any such shares shall, as of the First Effective Time, evidence ownership of such shares of common stock of the First Step Surviving Corporation.
(e) If, between the date of this Agreement and the First Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
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(f) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the First Step Surviving Corporation, Second Merger Sub or their respective stockholders, each share of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.
2.6 Closing of the Company’s Transfer Books. At the First Effective Time: (a) all Company Capital Stock outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the First Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the First Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the First Effective Time.
2.7 Surrender of Company Capital Stock.
(a) On or prior to the Closing Date, Parent and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the First Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Capital Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.
(b) Promptly after the First Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of physical stock certificates representing shares of Company Capital Stock, (the “Company Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Parent Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Capital Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and Section 2.5(c) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the First Effective Time, to represent only the right to receive book-entry shares of Parent Capital Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Capital Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Capital Stock issued in exchange therefor as Parent may reasonably request.
(c) No dividends or other distributions declared or made with respect to Parent Capital Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Capital Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d) Any shares of Parent Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be
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delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Capital Stock and any dividends or distributions with respect to shares of Parent Capital Stock.
(e) No Person shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Parent Capital Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
2.8 Calculation of Net Cash.
(a) No later than five (5) Business Days before the Closing, Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash (the “Parent Net Cash Calculation”) as of 11:59 p.m. on the Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible) as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent’s internal finance personnel and its accountants and counsel at reasonable times and upon reasonable notice. The Parent Net Cash Calculation shall include Parent’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.
(b) No later than three (3) Business Days after the Cash Determination Time (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.
(c) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement.
(d)
(e) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon the Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement.
(f) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Cash Determination Time pursuant to Section 2.8(e) within three days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that the Los Angeles, California Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule and the Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the
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Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(f). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount. If this Section 2.8(f) applies as to the determination of the Parent Net Cash at the Cash Determination Time upon resolution of the matter in accordance with this Section 2.8(f), the Parties shall not be required to determine Parent Net Cash again even though the Closing may occur later than the Anticipated Closing Date, except that either Parent and the Company may request a redetermination of Parent Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.
2.9 Further Action. If, at any time after the First Effective Time, any further action is determined by the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Entity shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of First Merger Sub, in the name of Second Merger Sub, in the name of the Surviving Entity and otherwise) to take such action.
2.10 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.
2.11 Withholding. Each of the Exchange Agent, Parent and the Surviving Entity shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under applicable Law; provided that the Exchange Agent, Parent and the Surviving Entity shall use commercially reasonable efforts to promptly notify such Persons of any intention to withhold any portion of such consideration and cooperate with such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving Entity or Parent, as applicable.
2.12 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the First Effective Time and which are held by stockholders or owned by beneficial owners who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders or beneficial owners shall be entitled to receive payment of the fair value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders or beneficial owners fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders or owned by beneficial owners who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the First Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the First Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.7.
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(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders or beneficial owners received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.
Section 3. Representations and Warranties of the Company.
Except as set forth in the written disclosure document delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, the Company represents and warrants to Parent and Merger Subs as follows:
3.1 Due Organization; Subsidiaries.
(a) The Company and each of its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.
(b) The Company and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c) The Company has no Subsidiaries except as set forth on Section 3.1(c) of the Company Disclosure Letter The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2 Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.
3.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent, First Merger Sub and Second Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
3.4 Vote Required. The affirmative vote (or written consent) of (i) the holders of at least sixty-seven percent (67%) of the outstanding shares of Company Series C Preferred Stock, (ii) the holders of at least sixty-seven percent (67%) of the outstanding shares of Company Series B Preferred Stock, (iii) the holders of at least a majority of the outstanding shares of Company Series A Preferred Stock, (iv) the holders of at least a majority-in-interest of the Company Preferred Stock, (v) the holders of at least sixty-seven percent (67%) of the Company Preferred Stock held by stockholders that hold, individually or together with their affiliates, at least 1,900,000 shares of Company Preferred Stock, (vi) GNI USA, Inc., (vii) Yue Xiong, (viii) Jian Jin, (ix) Wuxi
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Astra-Zeneca-CICC No. 1 Venture Capital Partnership (L.P.), and (x) Hangzhou Astra-Zeneca-CICC Venture Capital Partnership (L.P.) (collectively, the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
3.5 Non-Contravention; Consents.
(a) Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger required by the DGCL or DLLCA and the CSRC Filing(s), neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;
(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company, or any of the assets owned, leased or used by the Company;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).
(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL or DLLCA, (iii) the CSRC Filing(s) and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) No state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.
3.6 Capitalization.
(a) The authorized capital stock of the Company consists of (i) 143,329,269 shares of Company Common Stock of which 10,023,615 shares have been issued and are outstanding as of the date hereof and (ii) 57,821,355 shares of Company Preferred Stock, of which, as of the date hereof, 10,000,000 shares have been designated Series Seed-1 Preferred Stock, all of which have been issued and are outstanding, 5,000,000 shares have been designated Series Seed-2 Preferred Stock, none of which have been issued and are outstanding, 9,411,765 shares have been designated Series A Preferred Stock, all of which have been issued and are outstanding, 20,080,321 shares have been designated Series B Preferred Stock, all of which have been issued and are outstanding, and 13,329,269 shares have been designated Series C Preferred Stock and 11,425,088 have been issued and are outstanding. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the Company’s capital stock is held by the Persons and in the amounts set forth in Section 3.6(a) of the Company Disclosure Letter, which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series
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of such shares, (iii) the number of the applicable book-entry positions representing such shares or the number of the certificate representing such shares, (iv) whether such Person is or has ever been an employee, and (v) the state of residence of such Person. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of the Company’s capital stock and the Company has never declared or paid any dividend or other distribution.
(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Letter have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Letter accurately and completely describes all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the Company Stock Plans and except as set forth on Section 3.6(c) of the Company Disclosure Letter, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 3.6(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date hereof: (i) the name of the holder, (ii) the number of shares of Company Common Stock subject to such Company Option as of the date hereof, (iii) the exercise price of such Company Option, (iv) the date on which such Company Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Company Option expires, and (vii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option. The Company has made available to Parent accurate and complete copies of equity incentive plans pursuant to which the Company has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Company Stock Plans and any amendments thereto.
(d) Except for the outstanding Company Options or Company Options and any other equity awards issued under the Company Stock Plan (including any shares of Company Common Stock issuable upon the exercise of such Company Options or other equity awards) to directors, employees, consultants or other service providers following the date hereof but prior to the Closing (collectively, the “Service Provider Grants”), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.
(e) All outstanding Company Capital Stock, Company Options and other securities of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f) The Company Capital Stock are uncertificated.
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3.7 Financial Statements.
(a) Section 3.7(a) of the Company Disclosure Letter includes true and complete copies of the Company’s unaudited balance sheets at December 31, 2023 (the “Company Balance Sheet”), together with related unaudited statements of operations, changes in stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal year then ended (collectively, the “Company Financials”). The Company Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.
(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
(c) Section 3.7(c) of the Company Disclosure Letter lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.
(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Letter, between the date of its incorporation and the date of this Agreement, the Company and its Subsidiaries has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9 Absence of Undisclosed Liabilities. Since the date of its incorporation, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), except for: (a) Liabilities disclosed, reflected or reserved against in the Company Financials, (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, (e) Liabilities described in Section 3.9 of the Company Disclosure Letter and (f) those Liabilities that are not material to the Company.
3.10 Title to Assets. The Company owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for
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use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11 Real Property; Leasehold. The Company does not own and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or to the Company’s Knowledge, the other party thereto.
3.12 Intellectual Property.
(a) Section 3.12(a) of the Company Disclosure Letter is an accurate, true and complete listing of all Company Registered IP.
(b) Section 3.12(b) of the Company Disclosure Letter accurately identifies (i) all Company Contracts pursuant to which any Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof) and (ii) whether the license or licenses granted to the Company are exclusive or nonexclusive.
(c) Section 3.12(c) of the Company Disclosure Letter accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).
(d) The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP Rights anywhere in the world.
(e) The Company exclusively owns all right, title and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company, or co-owned rights each as identified in Section 3.12(e) of the Company Disclosure Letter, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority.
(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Intellectual Property for the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.
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(iii) To the Knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether currently exercisable, or exercisable in the future) or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.
(iv) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution owning such Company IP Rights or the right to receive royalties or other remuneration for the practice of such Company IP Rights as of the date of this Agreement.
(v) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.
(vi) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.
(f) The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) the Company, and to the Knowledge of the Company, no other party to any such agreement, is not in breach or default thereof in any material respect.
(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company does not violate any license or agreement between the Company and any other third party, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights, or otherwise violating any Company IP Rights Agreement.
(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.
(i) Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.
(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or applied for by the Company conflicts or interferes with any trademark (whether
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registered or unregistered) or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.
(k) Except as set forth in Sections 3.12(b), 3.12(c) or 3.12(k) of the Company Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by the Company, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, taken as a whole and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(l) The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Entity and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
3.13 Agreements, Contracts and Commitments.
(a) Section 3.13(a) of the Company Disclosure Letter lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Entity to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;
(iii) each Company Contract (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company granted any Person an exclusive license under any Company IP Rights;
(iv) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(v) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company, any of its Subsidiaries, or of a product;
(vi) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;
(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;
(viii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of
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the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;
(ix) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions and requiring payments by Company after the date in this Agreement in excess of $100,000 pursuant to its express terms;
(x) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000;
(xi) each Company Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which the Company or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;
(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of the Company taken as a whole; or
(xiii) Company Real Estate Leases.
(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such a manner, and, if such Company Material Contract provides for a cure period, the Company or such other party fails to have cured such breach, violation or default, so that any other party or the Company, as the case may be, is permitted to modify, cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
3.14 Compliance; Permits; Restrictions.
(a) The Company is, and has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”) or other comparable Governmental Authority responsible for regulation of the
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development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”), the Company holds all required Governmental Authorizations for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Letter identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Entity or its Subsidiaries, as applicable, immediately after the Second Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the First Effective Time.
(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.
(d) The Company holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Section 3.14(d) of the Company Disclosure Letter identifies each Company Regulatory Permit. The Company has timely maintained and is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or correspondence or, to the Knowledge of the Company, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Parent all information requested by Parent in the Company’s possession or control relating to material Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; preclinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.
(e) All clinical, preclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, were, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. The Company has not received any written notices, correspondence or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the
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Company has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f) The Company is not, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products, including Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. The Company has not, and to the Knowledge of the Company, no contract manufacturer, nor their respective officers, employees or agents, with respect to any Company Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or a comparable policy of any other Drug/Device Regulatory Agency. None of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.
(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of the Company in connection with any Company Product Candidate have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211 and 600-610 and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) Neither the Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, with respect to any Company Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.
3.15 Legal Proceedings; Orders.
(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.
3.16 Tax Matters.
(a) The Company has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by the Company under applicable Law (taking into account any
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applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.
(b) All material amounts of Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).
(c) The Company has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company.
(e) No deficiencies for a material amount of Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of the Company. The Company has not granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.
(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.
(g) The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).
(h) The Company has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).
(i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(j) The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).
(k) The Company is not aware of any facts or circumstances and has not taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.
3.17 Employee and Labor Matters; Benefit Plans.
(a) The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an employee of the Company or any of its Subsidiaries, whether full- or part-time, such employee’s annual salary (or if hourly, hourly rate), most recent annual bonus received, and current annual bonus opportunity. No Company Key Employee has indicated to the Company, or any of its Subsidiaries, that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise. The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an individual independent contractor engaged by the Company, such contractor’s rate of compensation.
(b) The employment of the Company’s and each of its Subsidiaries’ employees is terminable by the Company and/or its applicable Subsidiary at will. The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.
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(c) Neither the Company nor any of its Subsidiaries is a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company.
(d) Section 3.17(d) of the Company Disclosure Letter lists all Company Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to Parent).
(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.
(f) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.
(g) Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.
(h) No Company Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.
(i) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder.
(j) The Company and each of its Subsidiaries is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”), and in each case, with respect to employees of the Company and any of its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other
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benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company or any of its Subsidiaries or any trustee of the Company or any of its Subsidiaries relating to any employee, contingent worker, director, employment agreement or Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of the Company, there are no material pending or threatened in writing or reasonably anticipated claims or actions against the Company, any trustee or any trustee of any Subsidiary of the Company under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.
(k) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification within the last three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages.
(l) To the Company’s Knowledge, in the last three (3) years, there has never been, nor has there been any threat of, any material strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, by or with respect to any Company Associates. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Company’s Knowledge, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such material strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(m) Neither the Company nor any of its Subsidiaries is, nor has the Company nor any of its Subsidiaries been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company or any of its Subsidiaries including charges of unfair labor practices or discrimination complaints.
(n) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to Section 4999 or Section 409A of the Code.
(o) Neither the Company nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.
3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any
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Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company, including the Company’s business and current or former facilities.
3.19 Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.
3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.
3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Letter describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
3.22 Privacy and Data Security. The Company is and has at all times been in compliance with all applicable Privacy Laws and the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with the Company in connection with the operation of the Company’s business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company (i) has implemented and maintains reasonable written policies and procedures that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information (the “Privacy Policies”) and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Legal Proceeding has been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of the Company, there have been no data security incidents or data breaches or other adverse events or incidents that have resulted in any unauthorized access to, or collection, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of the Company or any service provider acting on behalf of the Company, in each case, where such incident, breach or event resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Company Contract.
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3.23 Ownership of Parent Capital Stock. None of the Company or any of their directors, officers, or Affiliates or, to the knowledge of the Company or any of its controlled Affiliates, any employees of the Company or any of its controlled Affiliates (a) has owned any shares of Parent’s capital stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent, in each case during the three years prior to the date hereof.
3.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent set forth in Section 4 (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 4. Representations and Warranties of Parent, First Merger and Second Merger Sub.
Except (i) as set forth in the written disclosure document delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents shall be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that is readily apparent from a reading of such Parent SEC Documents that is applicable to such section or subsection of the Parent Disclosure Letter, Parent, First Merger Sub and Second Merger Sub represent and warrant to the Company as follows:
4.1 Due Organization; Subsidiaries.
(a) Each of Parent, First Merger Sub and Second Merger Sub is a corporation duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Subs have not engaged in any activities other than in connection with or as contemplated by this Agreement.
(b) Each of Parent and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.
(c) Parent has no Subsidiaries other than Merger Subs and except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Subs. Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2 Organizational Documents. Parent has delivered to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.
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4.3 Authority; Binding Nature of Agreement. Parent and each Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Contemplated Transactions, and, if deemed necessary by Parent and the Company, the amendment to the certificate of incorporation of the Parent to (i) change the name of Parent to “Cullgen Inc.”, (ii) effect the Nasdaq Reverse Split, (iii) authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635 and (iv) make such other changes as are mutually agreeable to Parent and the Company pursuant to the terms of this Agreement. The First Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of First Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of First Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. The sole member of Second Merger Sub (by unanimous written consent) has: (A) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and the sole member; and (B) deemed advisable and approved this Agreement and the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Subs and, assuming the due authorization, execution and delivery by the Company and the accuracy of the representation in Section 3.23, constitutes the legal, valid and binding obligation of Parent and Merger Subs, enforceable against each of Parent and Merger Subs in accordance with its terms, subject to the Enforceability Exceptions.
4.4 Vote Required. Assuming the accuracy of the representation in Section 3.23, the affirmative vote of a majority of the shares of Parent Common Stock properly cast at the Parent Stockholder Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement and thereby approve the Contemplated Transactions and clauses (i), (ii) and (iii) of the definition of “Parent Charter Amendment” (collectively, the “Required Parent Stockholder Vote”).
4.5 Non-Contravention; Consents.
(a) Subject to obtaining the Required Parent Stockholder Vote, and the filing of the Certificate of Merger required by the DGCL or DLLCA, and assuming the accuracy of the representation in Section 3.23, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Subs, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or its Subsidiaries;
(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;
(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent, or any of the assets owned, leased or used by Parent;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).
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(b) Except for (i) any Consent set forth on Section 4.5(a) of the Parent Disclosure Letter under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL or DLLCA, (iv) compliance with any applicable requirements of the HSR Act (if applicable) and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and assuming the accuracy of the representation in Section 3.23, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) Assuming the accuracy of the representation in Section 3.23, the Parent Board and the First Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.
4.6 Capitalization.
(a) The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock of which 3,652,285 shares have been issued and are outstanding as of September 30, 2024 (the “Capitalization Date”) and (ii) 500,000 shares of Parent Preferred Stock, of which 6,746 have been designated Series A Convertible Preferred Stock. No shares of Parent Preferred Stock have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.
(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 4.6(b) of the Parent Disclosure Letter accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the Parent 2013 Employee, Director and Consultant Equity Incentive Plan, (each as may be amended from time to time, collectively, the “Parent Stock Plans”) and except as set forth on Section 4.6(c) of the Parent Disclosure Letter, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Parent does not have any employee stock purchase plan or similar program. Section 4.6(c) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option and Parent Warrant outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option or Parent Warrant as of the Capitalization Date, (iii) the exercise price of such Parent Option or Parent Warrant, (iv) the date on which such Parent Option or Parent Warrant was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Parent Option or Parent Warrant expires, (vii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (viii) in the case of a Parent Option, the plan pursuant to which such Parent Option was granted. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Stock Plans and any amendments thereto.
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(d) Except for the outstanding Parent Options, Parent Warrants or as set forth on Section 4.6(d) of the Parent Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.
(e) All outstanding shares of Parent Common Stock, Parent Options, Parent Warrants and other securities of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f) With respect to Parent Options granted pursuant to the Parent Stock Plans, (i) each grant of a Parent Option or Parent Restricted Stock Unit was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Parent Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Parent Option grant was made in accordance with the terms of the Parent Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Parent Grant Date.
4.7 SEC Filings; Financial Statements.
(a) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Parent SEC Documents (excluding information in such Parent SEC Documents that is “furnished” instead of “filed” under Items 2.02 or 7.01 in the Parent’s Current Reports on Form 8-K) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s
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accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.
(c) Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d) Except as set forth on Section 4.7(d) of the Parent Disclosure Letter, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.
(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.
(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Parent has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.
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4.8 Absence of Changes. Except as set forth on Section 4.8 of the Parent Disclosure Letter, between December 31, 2023 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Parent Material Adverse Effect.
4.9 Absence of Undisclosed Liabilities. Since December 31, 2023, neither Parent nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, (d) Liabilities incurred in connection with the Parent Legacy Business or the Contemplated Transactions, (e) Liabilities described in Section 4.9 of the Parent Disclosure Letter and (f) those Liabilities that are not material to Parent.
4.10 Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
4.11 Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property, nor is Parent party to any agreement to purchase or sell any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Parent or its Subsidiaries or, to Parent’s Knowledge, the other party thereto.
4.12 Intellectual Property.
(a) Section 4.12(a) of the Parent Disclosure Letter is an accurate, true and complete listing of all Parent Registered IP.
(b) Section 4.12(b) of the Parent Disclosure Letter accurately identifies (i) all Parent Contracts pursuant to which any Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Parent and its employees in Parent’s standard form thereof) and (ii) whether the license or licenses granted to Parent are exclusive or nonexclusive.
(c) Section 4.12(c) of the Parent Disclosure Letter accurately identifies each Parent Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Parent IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Parent’s benefit).
(d) Neither Parent nor any of its Subsidiaries is bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of its Subsidiaries to use, exploit, assert, or enforce any Parent IP Rights anywhere in the world.
(e) Parent or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Parent IP Rights (other than (i) Parent IP Rights licensed to Parent, or co-owned rights each as identified in Section 4.12(e) of the Parent Disclosure Letter, (ii) any non-customized software that (A) is licensed to
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Parent solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of Parent or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of Parent Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.
(ii) Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for Parent or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Parent or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Parent and its Subsidiaries.
(iii) To the Knowledge of Parent, no current or former stockholder, officer, director or employee of Parent or any of its Subsidiaries has any claim, right (whether currently exercisable, or exercisable in the future), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights purported to be owned by Parent or such Subsidiary.
(iv) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent or any of its Subsidiaries has an ownership interest.
(v) Parent and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent or such Subsidiary holds, or purports to hold, as confidential or a trade secret.
(vi) Parent or any of its Subsidiaries has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights to any other Person.
(f) Parent has delivered, or made available to the Company, a complete and accurate copy of all material Parent IP Rights Agreements.
(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Parent, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon any Patents owned by Parent within the Parent IP Rights, or violating any Parent IP Rights Agreement.
(h) As of the date of this Agreement, Parent is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent IP Rights. Parent has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.
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(i) To the Knowledge of Parent, no trademark (whether registered or unregistered) or trade name owned, used or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP.
(j) Except as may be set forth in the Contracts listed on Section 4.12(b), 4.12(c) or 4.12(k) of the Parent Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by Parent, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim which is material to Parent taken as a whole and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(k) Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Parent IP Rights, result in breach of, default under or termination of such Contract with respect to any Parent IP Rights, or impair the right of Parent or the Surviving Entity and its Subsidiaries to use, sell or license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
4.13 Agreements, Contracts and Commitments.
(a) Section 4.13 of the Parent Disclosure Letter identifies each Parent Contract that is in effect as of the date of this Agreement (each, an “Parent Material Contract” and collectively, the “Parent Material Contracts”):
(i) each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(ii) each Parent Contract requiring payments by Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Parent Associate providing employment related, consulting or independent contractor services, not terminable by Parent on thirty (30) calendar days’ or less notice without liability;
(iii) each Parent Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iv) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v) each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;
(vi) each Parent Contract (A) pursuant to which any Person granted Parent an exclusive license under any Intellectual Property, or (B) pursuant to which Parent granted any Person an exclusive license under any Parent IP Rights;
(vii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent, any of its Subsidiaries, or of a product;
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(viii) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(ix) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;
(x) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which Parent or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;
(xi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;
(xii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;
(xiii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions and requiring payments by Parent after the date in this Agreement in excess of $100,000 pursuant to its express terms;
(xiv) each Parent Contract to which Parent or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound (other than Parent Real Estate Leases), which involves annual obligations of payment by, or annual payments to, Parent or such Subsidiary in excess of $100,000;
(xv) any Parent Real Estate Lease;
(xvi) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Parent Disclosure Letter; or
(xvii) any other Parent Contract (other than Parent Real Estate Leases) that is not terminable at will (with no penalty or payment) by Parent or any of its Subsidiaries, and (A) which involves payment or receipt by Parent or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of Parent and its Subsidiaries taken as a whole.
(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such a manner, and, if such Parent Material Contract provides for a cure period, Parent or such other party
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fails to have cured such breach, violation or default, so that any other party or Parent, as the case may be, is permitted to modify, cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.
4.14 Compliance; Permits; Restrictions.
(a) Parent and each of its Subsidiaries is, and since January 1, 2023, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Except for matters regarding the FDA or other Drug/Device Regulatory Agency, each of Parent and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Parent and Merger Subs as currently conducted (collectively, the “Parent Permits”). Section 4.14(b) of the Parent Disclosure Letter identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Parent Permit. The rights and benefits of each Parent Permit, if any, will be available to Parent and Surviving Entity immediately after the Second Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the First Effective Time.
(c) There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged violation by Parent or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.
(d) Each of Parent and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Parent and Merger Subs as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Parent Product Candidates”) (the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Section 4.14(d) of the Parent Disclosure Letter identifies each Parent Regulatory Permit. Parent has timely maintained and is in compliance in all material respects with the Parent Regulatory Permits and neither Parent nor or any of its Subsidiaries has, since January 1, 2023, received any written notice or correspondence or, to the Knowledge of Parent, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Parent has made available to the Company all information requested by the Company in Parent’s or its Subsidiaries’ possession or control relating to material Parent Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Parent Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from
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any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.
(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, in which Parent or its Subsidiaries or their respective product candidates, including the Parent Product Candidates, have participated were, since January 1, 2023, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. Since January 1, 2023, neither Parent nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug/Device Regulatory Agency requiring or, to the Knowledge of Parent, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or its current product candidates, including the Parent Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of Parent, on behalf of Parent or any of its Subsidiaries has been disqualified from participating in studies involving the Parent Product Candidates, and to the Knowledge of Parent, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f) Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer, nor their respective officers, employees or agents, with respect to any Parent Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries, and to the Knowledge of the Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of its officers, employees or agents.
(g) All manufacturing operations conducted by, or to the Knowledge of Parent, for the benefit of, Parent or its Subsidiaries in connection with any Parent Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any manufacturing site of a contract manufacturer or laboratory, with respect to any Parent Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of Parent, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.
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4.15 Legal Proceedings; Orders.
(a) There is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any of its Subsidiaries or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or other Parent Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing in any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or any material assets owned or used by Parent or any of its Subsidiaries.
4.16 Tax Matters.
(a) Each of Parent and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is subject to taxation by that jurisdiction.
(b) All material amounts of Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).
(c) Each of Parent and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of Parent or any of its Subsidiaries.
(e) No deficiencies for a material amount of Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.
(f) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.
(g) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).
(h) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(i) Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).
(j) Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.
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4.17 Employee and Labor Matters; Benefit Plans.
(a) The Parent has made available to Company a list setting forth, for each Parent Associate who is an employee of Parent or any of its Subsidiaries, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the expected return), whether exempt from the Fair Labor Standards Act and applicable state law, annual salary (or if hourly, hourly rate), most recent annual bonus received and current annual bonus opportunity. The Parent has made available to Company a list setting forth, for each Parent Associate who is an individual independent contractor engaged by Parent or any of its Subsidiaries, such contractor’s name, duties and rate of compensation.
(b) The employment of Parent’s employees is terminable by Parent at will. Parent has made available to the Company accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.
(c) Parent is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent.
(d) Section 4.17(d) of the Parent Disclosure Letter lists all Parent Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of Parent or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company).
(e) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.
(f) Each Parent Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Parent, threatened in writing with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law.
(g) Neither Parent nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.
(h) No Parent Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Parent does not sponsor or maintain any self-funded medical or long-term disability benefit plan.
(i) No Parent Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.
(j) Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) has been operated and maintained in all material respects in operational and
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documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.
(k) Parent is in material compliance with all Employment-Related Laws and in each case, with respect to the employees of Parent: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Parent, threatened or reasonably anticipated against or involving Parent or any trustee of Parent relating to any employee, contingent worker, director, employment agreement or Parent Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of Parent, there are no material pending or threatened or reasonably anticipated claims or actions against Parent, any Parent trustee or any trustee of any Subsidiary of Parent under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.
(l) Parent has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Parent been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.
(m) To the Knowledge of Parent, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, with respect to any Parent Associate. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Knowledge of Parent, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(n) Parent is not, nor has Parent been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Parent, including charges of unfair labor practices or discrimination complaints.
(o) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.
(p) Neither Parent nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries.
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4.18 Environmental Matters. Since January 1, 2023, Parent and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law. Parent has made available all environmental site assessments, environmental audits and other material environmental documents in the Parent’s possession or control relating to the Parent and its Subsidiaries, including the Parent’s and its Subsidiaries’ business and current or former facilities.
4.19 Insurance. Parent has delivered to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries (including Merger Subs). Each of such insurance policies is in full force and effect and Parent and its Subsidiaries (including Merger Subs) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and its Subsidiaries (including Merger Subs) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or such Subsidiary for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.
4.20 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Parent Disclosure Letter identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.
4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.
4.22 Valid Issuance. The Parent Capital Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
4.23 Privacy and Data Security. Parent and its Subsidiaries are and since January 1, 2023, have been in compliance with all applicable Privacy Laws and the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with Parent or any of its Subsidiaries in connection with the operation of Parent’s and its Subsidiaries’ business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate,
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a Parent Material Adverse Effect. To the Knowledge of Parent, Parent (i) has implemented and maintains reasonable Privacy Policies that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no Legal Proceeding has been asserted or threatened against Parent by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of Parent, there have been no data security incidents or data breaches, or other adverse events or incidents that have resulted in any unauthorized access to, or collection, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of Parent or any service provider acting on behalf of Parent, in each case, where such incident, breach, or event has resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Parent Contract.
4.24 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Subs or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Subs nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 5. Certain Covenants of the Parties.
5.1 Operation of Parent’s Business.
(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the First Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent);
(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid
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exercise or settlement of outstanding Parent Options or Parent Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $25,000;
(vi) (A) adopt, establish or enter into any Parent Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Employee Plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire any officer, employee or consultant;
(vii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;
(viii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;
(x) waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;
(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;
(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;
(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xiv) except in the Ordinary Course of Business (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of Subsidiaries;
(xv) enter into, amend in a manner adverse to Parent or terminate any Parent Material Contract outside of the Ordinary Course of Business; or
(xvi) agree, resolve or commit to do any of the foregoing.
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Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the First Effective Time. Prior to the First Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Parent may:
(i) engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the Parent Legacy Business (including terminating its Parent Real Estate Leases and other Parent Contracts) or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent Legacy Business (each, a “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in material obligations of Parent that will extend beyond Closing, such terms shall be reasonably acceptable to the Company and any such post-Closing obligations shall be a reduction to Parent Net Cash, provided, further, to the extent a Parent Legacy Transaction involves contingent value rights or other similar rights to be paid to the stockholders of Parent arranged prior to the Closing, such contingent value rights shall not create any post-Closing obligations and shall be managed by a third party on a prepaid basis; and
(ii) declare and pay a dividend on the shares of Parent Common Stock outstanding prior to the First Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions), up to an amount equal in the aggregate to Parent’s reasonable, good faith approximation (the “Closing Parent Net Cash”) of the amount by which Parent Net Cash will exceed $2,500,000 (such dividend, the “Parent Pre-Closing Dividend” and such amount, the “Parent Pre-Closing Dividend Amount”), provided, however, that if the Closing Parent Net Cash is greater than $7,000,000, the Parent Pre-Closing Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Parent Net Cash in excess of $7,000,000.
5.2 Operation of the Company’s Business.
(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);
(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii) other than in the Ordinary Course of Business, sell, issue grant, or authorize any of the foregoing actions with respect to more than 25% of the shares of Company Capital Stock outstanding as of the date of this Agreement: (A) any capital stock or other security of the Company or any of its
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Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iv) other than in the Ordinary Course of Business, acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;
(vi) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(vii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(viii) waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;
(ix) enter into, amend in a manner adverse to the Company or terminate any Company Material Contract outside of the Ordinary Course of Business; or
(x) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.3 Access and Investigation.
(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver
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(including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.
5.4 No Solicitation.
(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (v) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Parent Stockholder Vote in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of this Agreement, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.
(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.
5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is
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commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director or officer of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.
Section 6. Additional Agreements of the Parties.
6.1 Registration Statement, Proxy Statement.
(a) As promptly as reasonably practicable after the date of this Agreement, Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (including a prospectus) (the “Form S-4”), in which a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Parent shall use commercially reasonable efforts to take all actions required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and its Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.
(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL and DLLCA, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.
(c) Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the First Effective Time, (i) Parent, Merger Subs or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” (financial or otherwise) and
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new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuable in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.
(d) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.
(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use commercially reasonable efforts to furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement, or an audited period balance sheet, as applicable (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.
6.2 Company Stockholder Written Consent.
(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is
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irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.
(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, and in any event no later than ten (10) days thereafter, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Parent’s advance review and reasonable approval.
(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.
(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, (i) the Company receives a bona fide written Acquisition Proposal that the Company Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a “Company Intervening Event”), the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, during the Notice Period (as defined below), negotiated with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if, Parent has delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend,
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withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change.
(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or Acquisition Inquiry, or by any Company Board Adverse Recommendation Change.
6.3 Parent Stockholder Meeting.
(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve this Agreement and thereby approve the Contemplated Transactions and the Parent Charter Amendment and, if deemed necessary by Parent the approval of the Parent Legacy Transaction (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting or (iii) that the failure to postpone or adjourn the Parent Stockholder Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 days in connection with any postponements or adjournments.
(b) Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).
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(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to approval and adoption of this Agreement by the Required Parent Stockholder Vote, (i) Parent receives a bona fide written Acquisition Proposal that the Parent Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or (C) any Parent Legacy Transaction) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), (collectively, a “Parent Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if, after the Company has delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.
(d) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Parent Board Adverse Recommendation Change.
(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent
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Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in Section 5.4; or (iv) making any disclosure to the stockholders of Parent that the Parent Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law.
6.4 Efforts; Regulatory Approvals.
(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall prepare and file, if required, (a) the notification and report forms required to be filed under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters, no later than ten (10) Business Days after the date the Company and Parent receive notification (in writing or otherwise) from the Federal Trade Commission, the Department of Justice, any state attorney general, foreign antitrust or competition authority or other Governmental Authority that a filing is required in connection with antitrust or competition matters.
(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (email being sufficient) of any litigation against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely effect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation. Parent will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.
6.5 Company Options. At the First Effective Time, Parent shall assume each Company Stock Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the First Effective Time, into an option to purchase shares of Parent Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the First Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the First Effective Time, the Parent Board or compensation committee). The number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest
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whole share of Parent Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the First Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the First Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the First Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the First Effective Time, take all actions necessary to effect the foregoing.
6.6 Employee Benefits.
(a) Parent shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Parent Disclosure Letter, subject to the provisions of such agreements.
(b) From and after the First Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Entity that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Parent is or becomes eligible to participate (including under COBRA), Parent and the Surviving Entity shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Parent employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Parent Employee Plan in which such current or former Parent employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Parent employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the First Effective Time, and prior to the date that, such current or former Parent employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Parent Employee Plan.
(c) Nothing in this Section 6.6, express or implied, shall (i) establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Post-Closing Welfare Plan or other benefit plan, program, agreement or arrangement, (ii) alter or limit the ability of the Parent or the Surviving Entity to amend, modify or terminate any Post-Closing Welfare Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any obligation on the part of the Parent or the Surviving Entity to employ or engage any former Parent employee for any period following the Closing Date, or (iv) create any third party beneficiary rights in any current or former employee, director, consultant or other service provider of Parent.
(d) As of immediately prior to the First Effective Time, each Parent Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. At the First Effective Time, each In the Money Parent Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive, immediately prior to the First Effective Time a number of shares of Parent Common Stock equal to (i) the number of shares underlying such Parent Option reduced by (ii) a number of shares of Parent Common Stock equal to the quotient of (x) the number of shares underlying such Parent Option multiplied by the exercise price per share of the Parent Common Stock underlying such Parent Option, divided by (y) the Parent Closing Price. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Parent Common Stock in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of shares of
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Parent Common Stock calculated by multiplying the legally-required withholding rate for such holder in connection with such issuance by the number of shares of Parent Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. At the First Effective Time, each Out of the Money Parent Option with an exercise price above $10.00 per share shall be cancelled for no consideration. Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the foregoing.
6.7 Indemnification of Officers and Directors.
(a) From the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, each of Parent and the Surviving Entity shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the First Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Entity, jointly and severally, upon receipt by Parent or the Surviving Entity from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b) The certificate of formation and limited liability company agreement of the Surviving Entity shall contain, and Parent shall cause the certificate of formation and limited liability company agreement of the Surviving Entity to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.
(c) From and after the First Effective Time, (i) the Surviving Entity shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time.
(d) From and after the First Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase at its sole expense, prior to the First Effective Time, a six (6) year prepaid “D&O tail policy” (the “D&O Tail Policy”) for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the First Effective Time with respect to any claim related to any period of time at or prior to the First Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, or otherwise acceptable to Parent, except that Parent will not commit or spend on such D&O Tail Policy annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (nor, for the avoidance of doubt, shall Parent be obligated to spend any specific amount), and if such premiums for such D&O tail Policy would
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exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the First Effective Time with respect to the procurement of such D&O Tail Policy.
(e) From and after the First Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.7 in connection with their enforcement of the rights provided to such persons in this Section 6.7.
(f) The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.
(g) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.7.
(h) Unless directed otherwise by the Company in writing no less than three (3) Business Days before the Closing Date, Parent shall use reasonable best efforts to take all actions as are necessary to terminate any 401(k) or other plan(s) with a cash or deferred arrangement (as defined in Section 401(k) of the Code), effective as of no later than the day immediately preceding the Closing Date. Parent shall provide the Company copies of all such corporate actions or documentation related to the same at least three (3) Business Days before their adoption or approval for the Company’s reasonable review and comment.
6.8 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representatives to, issue any press release or make any public disclosure regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.2(d) or pursuant to Section 6.3(e).
6.9 Listing. At or prior to the First Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the First Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use
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commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.9. All Nasdaq fees associated with any action contemplated by this Section 6.9, including any fees related to the engagement of a consultant (the “Nasdaq Fees”), shall be shared equally by the Company and Parent.
6.10 Tax Matters.
(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.
(b) Parent shall promptly notify the Company if, at any time before the First Effective Time, Parent becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the First Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.
(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) the Company shall use its reasonable best efforts to cause Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) to furnish an opinion (as so required and subject to customary assumptions and limitations), (ii) Parent shall use its reasonable best efforts to cause Haynes and Boone, LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) to furnish an opinion (as so required and subject to customary assumptions and limitations), and (iii) Parent and the Company shall each deliver to each of Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Haynes and Boone, LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinions (the “Tax Certificates”). Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.
(d) Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the First Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.
6.11 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Capital Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for any such shares of Parent Capital Stock.
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6.12 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.12 of the Parent Disclosure Letter are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving Entity, as set forth therein, to serve in such positions effective as of the Second Effective Time. If any Person listed on Section 6.12 of the Parent Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Entity, as set forth therein, the Party appointing such Person (as set forth on Section 6.12 of the Parent Disclosure Letter) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.
6.13 Termination of Certain Agreements and Rights. Each of Parent and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the First Effective Time, without any liability being imposed on the part of Parent or the Surviving Entity.
6.14 Section 16 Matters. Prior to the First Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.15 Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a spreadsheet setting forth (as of immediately prior to the First Effective Time) (a) each holder of Company Capital Stock, (b) such holder’s name and address, (c) the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the First Effective Time (the “Allocation Certificate”).
6.16 Parent SEC Documents. From the date of this Agreement to the First Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) except for information in such SEC Documents that is “furnished” instead of “filed” under Items 2.02 or 7.01 in the Parent’s Current Reports on Form 8-K, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
6.17 Wind-Down Activities. Following the Closing, Parent shall use its commercially reasonable efforts to continue the wind-down activities of Parent associated with the Parent Legacy Business, including termination of its research and development activities set forth on Section 6.17 of the Parent Disclosure Letter.
6.18 Obligations of Merger Subs. Parent will take all action necessary to cause each Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
6.19 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then, prior to or simultaneously with the First Effective Time, Parent shall deposit the Parent Pre-Closing Dividend Amount with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.
6.20 Parent Warrant. If required by any applicable Parent Warrant, promptly after the date of this Agreement, and in any event within the time period as set forth in the Parent Warrant, Parent shall deliver notice to the holders of such Parent Warrants with respect to the transactions contemplated by this Agreement and the rights of the holders thereof in connection therewith, subject to the review and approval of Company (not to be unreasonably withheld). At the First Effective Time, each Parent Warrant that is outstanding and unexercised
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immediately prior to the First Effective Time, shall survive the Closing and remain outstanding in accordance with its terms; provided, however, that the holder of any such Parent Warrant which remains outstanding following Closing may elect to require Parent to pay such holder cash in exchange for the termination of the remaining unexercised portion of such Parent Warrant (the amount of any such payment, a “Parent Warrant Termination Fee”) if contemplated by the terms of such Parent Warrant.
6.21 CSRC Filing(s). The Company covenants and agrees that the CSRC Filing(s) shall be true, accurate and complete, and be free of misrepresentation, misleading statement or major omission.
Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or Legal Proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Parent Capital Stock in connection with the Contemplated Transactions shall have been complied with and no stop order (or similar order) shall have been issued in respect of such shares of Parent Capital Stock by any applicable state securities commissioner or court of competent jurisdiction.
7.2 Foreign Person Status. Neither the Parent nor any of the Merger Subs is a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”).
7.3 No Restraints. No Order preventing the consummation of the Contemplated Transactions shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
7.4 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote (but solely with respect to such items as are necessary to consummate the transactions contemplated by this Agreement) and (b) the Company shall have obtained the Required Company Stockholder Vote.
7.5 Listing. The Nasdaq Listing Application shall have been approved by Nasdaq.
7.6 CSRC Approvals. The Company has obtained from the CSRC the approvals necessary for the Contemplated Transactions pursuant to the CSRC Filing Rules.
7.7 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.
7.8 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by this Agreement.
7.9 Registration Rights Agreement. The Registration Rights Agreement shall have been duly executed by Parent and the Company.
Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:
8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have
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been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).
8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.
8.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.15 is true and accurate in all respects as of the Closing Date;
(b) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent; and
(c) the Allocation Certificate.
8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.
8.6 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then the Parent Pre-Closing Dividend Amount shall have been deposited by Parent with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.
Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
9.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Subs contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure
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to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).
9.2 Performance of Covenants. Parent and Merger Subs shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the First Effective Time.
9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;
(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.12 hereof; and
(c) the Parent Net Cash Schedule.
9.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.
9.5 Minimum Cash Condition. As of the Cash Determination Time, Parent Net Cash, as finally determined pursuant to Section 2.8, shall be greater than or equal to one dollar ($1.00).
Section 10. Termination.
10.1 Termination. This Agreement may be terminated prior to the First Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):
(a) by mutual written consent of Parent and the Company;
(b) by either Parent or the Company if the Merger shall not have been consummated by the date that is the nine (9) month anniversary of the date hereof (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s (or in the case of Parent, Merger Subs’) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that (i) the SEC has not declared effective under the Securities Act the Registration Statement or (ii) the CSRC has not approved the Contemplated Transactions pursuant to the CSRC Filing Rules, in each case by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days;
(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d) by Parent if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 10.1(d);
(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof)
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by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;
(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;
(g) by Parent (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;
(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Subs or if any representation or warranty of Parent or Merger Subs shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Parent’s or Merger Subs’ representations and warranties or breach by Parent or Merger Subs is curable by Parent or Merger Subs, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Parent or Merger Subs (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Subs is cured prior to such termination becoming effective);
(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or
(j) by Parent (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) Parent shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (ii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iii) Parent shall concurrently pay to the Company the Termination Fee in accordance with Section 10.3(c).
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The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (other than Section 11.8) and the related definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
10.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 10.3 and Section 6.9 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b) If this Agreement is terminated (i) (A) by the Company pursuant to Section 10.1(f), and (B) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn), within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company, or (ii) by Parent pursuant to 10.1(j), within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $420,000 (the “Termination Fee”).
(c) If (i) this Agreement is terminated by Parent pursuant to Section 10.1(d), the Company shall pay to Parent a nonrefundable fee in an amount equal to $2,800,000 or (ii) Section 10.1(g), the Company shall pay to Parent a nonrefundable fee in an amount equal to $8,400,000.
(d) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.
(e) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3
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are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(e) shall limit the rights of the Parties under Section 11.10.
Section 11. Miscellaneous Provisions.
11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Subs contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the First Effective Time, and only the covenants that by their terms survive the First Effective Time and this Section 11 shall survive the First Effective Time.
11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Subs and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Subs and Parent.
11.3 Waiver.
(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit D-1 (including Exhibit A to such Exhibit) and Exhibit D-2 are incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts,
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(d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.
11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Subs:

Pulmatrix, Inc.
945 Concord Street, Suite 1217
Framingham, MA 01701
Attention: Peter Ludlum
Email: REDACTED

with a copy to (which shall not constitute notice):

Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Attention: Rick A. Werner; Simin Sun; Alok Choksi
Email: REDACTED

if to the Company:

Cullgen Inc.
12730 High Bluff Drive, Suite 250
San Diego, CA 92130
Attention: Thomas Eastling
Email: REDACTED

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Attention: Ryan Murr, Branden Berns, Maricel Montano
Email: REDACTED

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions
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of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
[Remainder of page intentionally left blank]
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In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Pulmatrix, Inc.

By:	/s/ Peter Ludlum
Name:	Peter Ludlum
Title:	Interim CEO

PCL Merger Sub, Inc.

By:	/s/ Peter Ludlum
Name:	Peter Ludlum
Title:	President

PCL Merger Sub II, LLC

By:	/s/ Peter Ludlum
Name:	Peter Ludlum
Title:	President

[Signature Page to Agreement and Plan of Merger and Reorganization]
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In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Cullgen Inc.

By:	/s/ Ying Luo
Name:	Ying Luo
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]
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Annex A-II
Privileged and Confidential
AMENDMENT NO. 1 TO THE
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is made as of April 7, 2025 (the “Effective Date”), with respect to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of November 13, 2024, by and among Pulmatrix, Inc., a Delaware corporation (“Parent”), PCL Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“First Merger Sub”), PCL Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs”), and Cullgen Inc., a Delaware corporation (the “Company”). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
W I T N E S S E T H:
WHEREAS, pursuant to Section 11.2 of the Merger Agreement, the Merger Agreement may be amended by any instrument in writing signed on behalf of the Company, Parent and Merger Subs, with the approval of the respective boards of directors of the Company, Parent and Merger Subs;
WHEREAS, the Parent Board has (i) determined that the Contemplated Transactions (including as adjusted pursuant to this Amendment) are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable the Merger Agreement (including as amended hereby) and the Contemplated Transactions, including the Constructive Issuance, (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement (including as amended hereby), that the stockholders of Parent vote to approve the Merger Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of the Merger Agreement, the Constructive Issuance, and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Parent vote to authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635;
Whereas, the First Merger Sub Board has (i) determined that the Contemplated Transactions (including as adjusted pursuant to this Amendment) are fair to, advisable, and in the best interests of First Merger Sub and its sole stockholder, (ii) approved and declared advisable the Merger Agreement (including as amended hereby) and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholder of First Merger Sub votes to adopt the Merger Agreement (including as amended hereby) and thereby approve the Contemplated Transactions;
WHEREAS, the sole member of Second Merger Sub has (i) determined that the Contemplated Transactions (including as adjusted pursuant to this Amendment) are fair to, advisable, and in the best interests of Second Merger Sub and its sole member, (ii) approved and declared advisable the Merger Agreement (including as amended hereby) and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the sole member of Second Merger Sub votes to adopt the Merger Agreement (including as amended hereby) and thereby approve the Contemplated Transactions;
WHEREAS, the Company Board has (i) determined that the Contemplated Transactions (including as adjusted pursuant to this Amendment) are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement (including as amended hereby) and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of the Company vote to adopt the Merger Agreement (including as amended hereby) and thereby approve the Contemplated Transactions; and
WHEREAS, the Parties desire to amend the Merger Agreement to, among other things, consummate the Contemplated Transactions via a one-step merger, including by (i) removing the Second Merger as part of the Contemplated Transactions and (ii) removing Second Merger Sub as a party to the Merger Agreement.
A-II-1

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Company, Parent and Merger Subs hereby agree as follows:
ARTICLE 1 AMENDMENTS TO THE MERGER AGREEMENT
1.1. Amendments to the Merger Agreement. Each of the parties hereto agrees that, effective as of the Effective Date, the Merger Agreement (including certain Exhibits attached thereto) is amended by deleting the stricken text (indicated textually in the same manner as the following example:  ~~stricken text~~  ) and adding the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in Schedule I hereto.
ARTICLE 2 MISCELLANEOUS
2.1. Except as specifically amended herein, the Merger Agreement remains in full force and effect, and the Parties hereto reserve all of their respective rights and remedies with respect to all other matters and claims, whether known or unknown, arising under the Merger Agreement. The Merger Agreement (including as amended hereby) and the other schedules, exhibits, certificates, instruments and agreements referred to in the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms.
2.2. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, with the same effect as if the signatures thereto were in the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Amendment.
2.3. Article 11 of the Merger Agreement is hereby incorporated by reference into this Amendment, mutatis mutandis.
[Signature Pages Follow]
A-II-2

In Witness Whereof, the Parties have caused this Amendment to be executed as of the date first above written.

Pulmatrix, Inc.

By:	/s/ Peter Ludlum
Name:	Peter Ludlum
Title:	Interim CEO

PCL Merger Sub, Inc.

By:	/s/ Peter Ludlum
Name:	Peter Ludlum
Title:	President

PCL Merger Sub II, LLC

By:	/s/ Peter Ludlum
Name:	Peter Ludlum
Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger and Reorganization]
A-II-3

In Witness Whereof, the Parties have caused this Amendment to be executed as of the date first above written.

Cullgen Inc.

By:	/s/ Ying Luo
Name:	Ying Luo
Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger and Reorganization]
A-II-4

SCHEDULE I
Amended Agreement and Plan of Merger and Reorganization
(See attached.)
A-II-5

 ~~Confidential Execution Version~~
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

PULMATRIX, INC.;

 ~~PCL MERGER SUB, INC.;~~

PCL Merger Sub  ~~II~~  ,  ~~LLC~~  Inc.; and

CULLGEN INC.

Dated as of November 13, 2024
A-II-6

Section 1. Definitions and Interpretative Provisions		A-II-11
1.1	Definitions	A-II-11
1.2	Other Definitional and Interpretative Provisions	A-II-22
Section 2. Description of Transaction		A-II-23
2.1	The Merger	A-II-23
2.2	Effects of the Merger	A-II-23
2.3	Closing; ~~First~~  Effective Time ~~; Second Effective Time~~	A-II-23
2.4	Organizational Documents; Directors and Officers	A-II-24
2.5	Conversion of Company ~~, First Merger Sub~~  and ~~Second~~  Merger Sub Equity Securities	A-II-24
2.6	Closing of the Company’s Transfer Books	A-II-26
2.7	Surrender of Company Capital Stock	A-II-26
2.8	Calculation of Net Cash.	A-II-27
2.9	Further Action	A-II-28
2.10	Intended Tax Treatment	A-II-28
2.11	Withholding	A-II-28
2.12	Appraisal Rights	A-II-28
Section 3. Representations and Warranties of the Company		A-II-29
3.1	Due Organization; Subsidiaries	A-II-29
3.2	Organizational Documents	A-II-29
3.3	Authority; Binding Nature of Agreement	A-II-29
3.4	Vote Required	A-II-29
3.5	Non-Contravention; Consents	A-II-30
3.6	Capitalization.	A-II-30
3.7	Financial Statements	A-II-32
3.8	Absence of Changes	A-II-32
3.9	Absence of Undisclosed Liabilities	A-II-32
3.10	Title to Assets	A-II-33
3.11	Real Property; Leasehold	A-II-33
3.12	Intellectual Property	A-II-33
3.13	Agreements, Contracts and Commitments	A-II-35
3.14	Compliance; Permits; Restrictions	A-II-37
3.15	Legal Proceedings; Orders	A-II-39
3.16	Tax Matters	A-II-39
3.17	Employee and Labor Matters; Benefit Plans.	A-II-40
3.18	Environmental Matters	A-II-42
3.19	Insurance	A-II-42
3.20	No Financial Advisors	A-II-42
3.21	Transactions with Affiliates	A-II-42
3.22	Privacy and Data Security	A-II-42
3.23	Ownership of Parent Capital Stock	A-II-43
3.24	No Other Representations or Warranties	A-II-43
Section 4. Representations and Warranties of Parent ~~, First Merger~~  and ~~Second~~  Merger Sub		A-II-43
4.1	Due Organization; Subsidiaries	A-II-43
4.2	Organizational Documents	A-II-44
4.3	Authority; Binding Nature of Agreement	A-II-44
4.4	Vote Required	A-II-44
4.5	Non-Contravention; Consents	A-II-44
4.6	Capitalization	A-II-45
4.7	SEC Filings; Financial Statements	A-II-46
4.8	Absence of Changes	A-II-48

A-II-7

4.9	Absence of Undisclosed Liabilities	A-II-48
4.10	Title to Assets	A-II-48
4.11	Real Property; Leasehold	A-II-48
4.12	Intellectual Property	A-II-48
4.13	Agreements, Contracts and Commitments	A-II-50
4.14	Compliance; Permits; Restrictions	A-II-52
4.15	Legal Proceedings; Orders	A-II-54
4.16	Tax Matters	A-II-54
4.17	Employee and Labor Matters; Benefit Plans	A-II-55
4.18	Environmental Matters	A-II-57
4.19	Insurance	A-II-57
4.20	Transactions with Affiliates	A-II-58
4.21	No Financial Advisors	A-II-58
4.22	Valid Issuance	A-II-58
4.23	Privacy and Data Security	A-II-58
4.24	No Other Representations or Warranties	A-II-58
Section 5. Certain Covenants of the Parties		A-II-59
5.1	Operation of Parent’s Business	A-II-59
5.2	Operation of the Company’s Business.	A-II-61
5.3	Access and Investigation	A-II-62
5.4	No Solicitation	A-II-62
5.5	Notification of Certain Matters	A-II-63
Section 6. Additional Agreements of the Parties		A-II-63
6.1	Registration Statement, Proxy Statement	A-II-63
6.2	Company Stockholder Written Consent	A-II-65
6.3	Parent Stockholder Meeting	A-II-67
6.4	Efforts; Regulatory Approvals.	A-II-68
6.5	Company Options	A-II-69
6.6	Employee Benefits	A-II-69
6.7	Indemnification of Officers and Directors	A-II-70
6.8	Disclosure	A-II-72
6.9	Listing	A-II-72
6.10	Tax Matters	A-II-72
6.11	Legends	A-II-73
6.12	Officers and Directors	A-II-73
6.13	Termination of Certain Agreements and Rights	A-II-73
6.14	Section 16 Matters	A-II-73
6.15	Allocation Information	A-II-74
6.16	Parent SEC Documents	A-II-74
6.17	Wind-Down Activities	A-II-74
6.18	Obligations of Merger ~~Subs~~ Sub	A-II-74
6.19	Parent Pre-Closing Dividend	A-II-74
6.20	Parent Warrant	A-II-74
6.21	CSRC Filing(s)	A-II-74
Section 7. Conditions Precedent to Obligations of Each Party		A-II-74
7.1	Effectiveness of Registration Statement	A-II-74
7.2	Foreign Person Status	A-II-75
7.3	No Restraints	A-II-75
7.4	Stockholder Approval	A-II-75
7.5	Listing	A-II-75

A-II-8

7.6	CSRC Approvals. The Company has obtained from the CSRC the approvals necessary for the Contemplated Transactions pursuant to the CSRC Filing Rules.	A-II-75
7.7	Lock-Up Agreements	A-II-75
7.8	Parent Charter Amendment	A-II-75
7.9	Registration Rights Agreement	A-II-75
Section 8. Additional Conditions Precedent to Obligations of Parent and Merger ~~Subs~~ Sub		A-II-75
8.1	Accuracy of Representations	A-II-75
8.2	Performance of Covenants	A-II-75
8.3	Documents	A-II-76
8.4	No Company Material Adverse Effect	A-II-76
8.5	Company Stockholder Written Consent	A-II-76
8.6	Parent Pre-Closing Dividend	A-II-76
Section 9. Additional Conditions Precedent to Obligation of the Company		A-II-76
9.1	Accuracy of Representations	A-II-76
9.2	Performance of Covenants	A-II-76
9.3	Documents	A-II-76
9.4	No Parent Material Adverse Effect	A-II-77
9.5	Minimum Cash Condition	A-II-77
Section 10. Termination		A-II-77
10.1	Termination	A-II-77
10.2	Effect of Termination	A-II-78
10.3	Expenses; Termination Fees	A-II-78
Section 11. Miscellaneous Provisions		A-II-11
11.1	Non-Survival of Representations and Warranties	A-II-79
11.2	Amendment	A-II-79
11.3	Waiver	A-II-80
11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	A-II-80
11.5	Applicable Law; Jurisdiction	A-II-80
11.6	Assignability	A-II-80
11.7	Notices	A-II-81
11.8	Cooperation	A-II-81
11.9	Severability	A-II-81
11.10	Other Remedies; Specific Performance	A-II-82
11.11	No Third-Party Beneficiaries	A-II-82

Exhibits:
Exhibit A	Form of Company Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Registration Rights Agreement
Exhibit D ~~-1~~	~~First~~  Certificate of Merger, including certificate of incorporation of the ~~First Step~~  Surviving Corporation attached as Exhibit A thereto, incorporated by reference into this Agreement
~~Exhibit D-2~~	~~Second Certificate of Merger, incorporated by reference into this Agreement~~

A-II-9

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of November 13, 2024, by and among Pulmatrix, Inc., a Delaware corporation (“Parent”), PCL Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“ ~~First~~   Merger Sub ~~”), PCL Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs~~  ”), and Cullgen Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined Section 1.
Recitals
A. Parent and the Company intend to effect a merger of  ~~First~~   Merger Sub with and into the Company (the “ ~~First~~   Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the  ~~First~~   Merger,  ~~First~~   Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.
B.  ~~Immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub being the surviving entity of the Second Merger.~~
 ~~C~~  B. The Parties intend that, (i) the  ~~First~~   Merger  ~~and the Second Merger, taken together, will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies~~  will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement will constitute, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
 ~~D~~  C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and the constructive issuance by the Company of shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the “Constructive Issuance”), (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement, the Constructive Issuance, and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635.
 ~~E~~  D. The  ~~First~~   Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of  ~~First~~   Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of  ~~First~~   Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
 ~~F.    The sole member of Second Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and its sole member, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole member of Second Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.~~
 ~~G~~  E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.
 ~~H~~  F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit A (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and
A-II-10

conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
 ~~I~~  G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, all of the stockholders of the Company or Parent listed on Section B of the Company Disclosure Letter are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).
 ~~J~~  H. It is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote.
 ~~K~~  I. At the Closing, Parent, the Company and each of the holders of shares of Company Capital Stock who are Affiliates of the Company shall enter into the registration rights agreement in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”).
Agreement
The Parties, intending to be legally bound, agree as follows:
Section 1. Definitions and Interpretative Provisions.
1.1 Definitions.
(a) For purposes of this Agreement (including this Section 1):
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions (other than any Parent Legacy Transaction) involving:
(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
A-II-11

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.
“Affordable Care Act” means the Patient Protection and Affordable Care Act.
“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.
“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.2, 3.3, 3.4, 3.5(a)(i) and 3.20.
“Company IP Rights” means all Intellectual Property rights that are owned or purported to be owned by, assigned to, exclusively licensed to, or controlled by the Company or its Subsidiaries that are necessary for, or used or held for use in, the operation of the business of the Company and its Subsidiaries as presently conducted.
“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.
“Company Key Employee” means any executive officer of the Company or any of its Subsidiaries.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the
A-II-12

Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage, in which:
•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.
•	“Company Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting (i) the Parent Allocation Percentage from (ii) 100 percent.
•
“Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the  ~~First~~   Effective Time, expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication the exercise of all Company Options or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock), whether conditional or unconditional, that are outstanding as of immediately prior to the  ~~First~~   Effective Time.

•	“Company Valuation” means $280,000,000.
•	“Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.
•	“Parent Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.
•
“Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of Parent Common Stock outstanding immediately prior to the  ~~First~~   Effective Time plus the underlying shares of Parent Common Stock in respect of all In the Money Parent Options and In the Money Parent Warrants that are outstanding immediately prior to the  ~~First~~   Effective Time.

•	“Parent Valuation” means (i) $10,500,000, minus (ii) the amount by which Parent Net Cash is less than $2,500,000 (if any).
•	“Post-Closing Parent Shares” mean the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.
“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.
“Company Preferred Stock” means the shares of the Company’s capital stock designated as preferred stock, including the Company Series Seed-1 Preferred Stock, Company Series Seed-2 Preferred Stock, Company Series A Preferred Stock, Company Series B Preferred Stock and Company Series C Preferred Stock.
“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.
“Company Series A Preferred Stock” means a series of the Company’s preferred stock designated as Series A Preferred Stock, $0.0001 par value per share.
“Company Series B Preferred Stock” means a series of the Company’s preferred stock designated as Series B Preferred Stock, $0.0001 par value per share.
“Company Series C Preferred Stock” means a series of the Company’s preferred stock designated as Series C Preferred Stock, $0.0001 par value per share.
“Company Series Seed-1 Preferred Stock” means a series of the Company’s preferred stock designated as Series Seed-1 Preferred Stock, $0.0001 par value per share.
A-II-13

“Company Series Seed-2 Preferred Stock” means a series of the Company’s preferred stock designated as Series Seed-2 Preferred Stock, $0.0001 par value per share.
“Company Stock Plans” means the Company’s [2018 Equity Incentive Plan].
“Company Triggering Event” shall be deemed to have occurred if, at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote the Company Board shall have made a Company Board Adverse Recommendation Change.
“Confidentiality Agreement” means the letter agreement dated as of October 22, 2024, between the Company and Parent.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger, the Constructive Issuance and the other transactions contemplated by this Agreement (other than the Parent Legacy Transaction and Parent Charter Amendment), and the Nasdaq Reverse Split (to the extent applicable and deemed necessary by Parent and the Company).
“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“CSRC” means the China Securities Regulatory Commission.
“CSRC Filing(s)” means any and all letters, filings, correspondences, communications, documents, responses, undertakings and submissions in any form, including any amendments, supplements or modifications thereof, made or to be made to the CSRC, relating to or in connection with the Contemplated Transactions pursuant to the applicable rules and requirements of the CSRC, including without limitation the CSRC Filing Rules.
“CSRC Filing Rules” means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies ( ) and supporting guidelines issued by the CSRC and effective from March 31, 2023.
“DGCL” means the General Corporation Law of the State of Delaware.
 ~~“DLLCA” means the Delaware Limited Liability Company Act.~~
“Effect” means any effect, change, event, circumstance, or development.
“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) other plan, program, policy or arrangement providing for stock options, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
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“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
 ~~“First Merger Sub Board” means the board of directors of First Merger Sub.~~
“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“In the Money Parent Option” shall mean Parent Options with an exercise price equal to or less than the Parent Closing Price.
“In the Money Parent Warrant” shall mean Parent Warrant with an exercise price equal to or less than the Parent Closing Price.
“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, (i) with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities, (ii) with respect Parent, the Knowledge of the individuals listed on Schedule A of the Parent Disclosure Letter as of the date of such knowledge is imputed and (iii) with respect to Company, the Knowledge of the individuals listed on Schedule C of the Company Disclosure Letter as of the date
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of such knowledge is imputed, and (iv) any Person that is an Entity (other than Parent) the Knowledge of any executive officer of such Person as of the date such knowledge is imputed. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.
“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.
“Merger Sub Board” means the board of directors of Merger Sub.
“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.
“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.
“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.
“Nasdaq” means The Nasdaq Stock Market.
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a company at a similar stage of development; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Parent shall also include actions required to effect and effecting any Parent Legacy Transaction.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Out of the Money Parent Options” shall mean Parent Options with an exercise price greater than the Parent Closing Price.
“Parent Associate” means any current employee, independent contractor, officer or director of Parent or any of its Subsidiaries.
“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2023, included in Parent’s Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.
“Parent Board” means the board of directors of Parent.
“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.
“Parent Capitalization Representations” means the representations and warranties of Parent and Merger  ~~Subs~~  Sub set forth in Sections 4.6(a) and 4.6(d).
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“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the Closing Date as reported by Bloomberg L.P.
“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.
“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.
“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).
“Parent Fundamental Representations” means the representations and warranties of Parent and Merger  ~~Subs~~  Sub set forth in Sections 4.1(a), 4.2, 4.3, 4.4, 4.5(a)(i) and 4.21.
“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for, or used or held for use in, the operation of the business of Parent.
“Parent IP Rights Agreement” means any Contract governing, related or pertaining to any Parent IP Rights.
“Parent Key Employee” means (i) an executive officer of Parent; and (ii) any employee of Parent that reports directly to the Parent Board or to an executive officer of Parent.
“Parent Legacy Business” means the business of Parent as conducted at any time prior to the date of this Agreement, including but not limited to business related to the assets listed on Section 1.1(a) of the Parent Disclosure Letter.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof or (f) general economic or political conditions or conditions generally affecting the industries in which Parent or any of its Subsidiaries operates; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Parent or any of its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent or any of its Subsidiaries operates. Notwithstanding the above, a delisting of Parent Common Stock on Nasdaq shall constitute a Parent Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Parent to maintain the listing of Parent Common Stock on Nasdaq.
“Parent Net Cash” means without duplication, (i) Parent’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (ii) the sum of Parent’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date (including the aggregate amount of any Parent Warrant Termination Fees payable to holders of Parent Warrants), in each case determined in accordance with GAAP and, to the extent in accordance with GAAP,
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in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (v) the aggregate amount (without duplication) of all fees and expenses incurred by Parent prior to the  ~~First~~   Effective Time in connection with the Contemplated Transactions or the Parent Legacy Transaction, including: (a) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Parent in connection with the Contemplated Transactions or the Parent Legacy Transaction; (b) 50% of the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (c) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (d) 50% of the Nasdaq Fees; (e) (x) if Parent Net Cash (without regard to fees related to obtaining a fairness opinion) is less than $7,000,000, 50% of the fees related to obtaining a fairness opinion, or (y) if Parent Net Cash (without regard to fees related to obtaining a fairness opinion) is greater than or equal to $7,000,000, 100% of the fees related to obtaining a fairness opinion; (f) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the Contemplated Transactions or any Parent Legacy Transaction, together with any payroll Taxes associated therewith; (g) the dividend of any excess Parent Net Cash (but only to the extent declared and unpaid) and all costs and expenses associated therewith; and (h) the costs associated with obtaining the D&O Tail Policy pursuant to Section 6.7, in each case, to the extent unpaid as of the  ~~First~~   Effective Time, minus (vi) all remaining rent payments and any other Liabilities under Parent’s lease obligations, minus, (vii) any unpaid Taxes of Parent and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date, minus (viii) all costs and expenses to be mutually agreed by Parent and the Company relating to the winding down of Parent Legacy Business, including the sale, license or other disposition of any or all of the Parent Legacy Business to the extent unpaid as of the Closing, including any costs incurred costs incurred by Parent following the Closing pursuant to Section 6.17 and any costs incurred by Parent relating to lease terminations, plus (ix) (A) $325,000 for each month, or portion thereof, after April 30, 2025 by which Closing is delayed and (B) an additional $432,000 after June 15, 2025, (except where such delay is caused due to the failure of Parent to complete the conditions set forth in Section 9, and net of any amounts remaining under Parent’s current director and officer insurance policy which are creditable against the costs of obtaining the D&O Tail Policy) (for example, if the Closing is delayed until (A) May 31, 2025 then $325,000 will be added to Parent Net Cash or (B) June 30, 2025 then $1,082,000 (net of any amounts remaining under Parent’s current director and officer insurance policy which are creditable against the costs of obtaining the D&O Tail Policy) will be added to Parent Net Cash).
“Parent Options” means options or other rights to purchase shares of Parent Common Stock granted by Parent, including pursuant to any Parent Stock Plan.
“Parent Preferred Stock” means the shares of Parent’s capital stock designated as preferred stock, par value $0.0001 per share of Parent.
“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Parent Restricted Stock Units” means any equity award with respect to Parent Common Stock that represents the right to receive in the future shares of Parent Common Stock pursuant to any Parent Stock Plan.
“Parent Triggering Event” shall be deemed to have occurred if, prior to the approval of this Agreement and the Contemplated Transactions by Parent’s stockholders and subject to Section 6.3(c): (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or subject to Section 6.3(e), publicly proposed, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).
“Parent Warrant” means any warrant to purchase shares of Parent Common Stock.
“Party” or “Parties” means the Company, Merger  ~~Subs~~  Sub and Parent.
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“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Balance Sheet or the Parent Balance Sheet, as applicable, in accordance with GAAP, (b) minor non-monetary liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts that are not yet due and payable and (f) liens arising under applicable securities Law.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means any data or information that constitutes “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or any analogous term under applicable Law, including any such information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with any identified or identifiable individual or household.
“Privacy Laws” mean, collectively, (i) all Laws governing privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including any such legally binding requirements set forth in regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including HIPAA, Section 5 of the Federal Trade Commission Act, the Telephone Consumer Protection Act and U.S. state consumer protection and data breach notification Laws, and (ii) any legally binding requirements of any self-regulatory organizations governing data privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information.
“Representatives” means with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives; provided, for the avoidance of doubt, that Representatives of the Company expressly do not include GNI Group Ltd. or any of its Affiliates (including without limitation, GNI USA).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s
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stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.
“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).
“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
(b) Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
AAA	2.8( ~~f~~ e)
Accounting Firm	2.8( ~~f~~ e)
Agreement	Preamble
Allocation Certificate	6.15
Assumed Option	6.5
Capitalization Date	4.6(a)
Cash Determination Time	2.8(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing	2.3
Closing Date	2.3
Closing Parent Net Cash	5.1(c)(ii)
Company	Preamble
Company 409A Plan	3.17(i)
Company Audited Financial Statements	6.1(e)
Company Balance Sheet	3.7(a)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Letter	3.7(a)
Company Financials	Section 3
Company Interim Financial Statements	6.1(e)
Company Intervening Event	6.2(d)
Company Material Contract	3.13(a)
Company Material Contracts	3.13(a)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Required S-4 Information	6.1(d)
Company Stock Certificates	2.7(b)

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Terms	Section
Company Stockholder Support Agreement	Recital
Company Stockholder Written Consents	6.2(a)
Constructive Issuance	Recital
Costs	6.7(a)
D&O Indemnified Parties	6.7(a)
D&O Tail Policy	6.7(a)
Dispute Notice	2.8(b)
Dissenting Shares	2.12(a)
DPA	7.2
Drug/Device Regulatory Agency	3.14(b)
Effective Time	2.3
Employment-Related Laws	3.17(j)
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(b)
FDCA	3.14(c)
~~First Certificate of Merger~~	~~2.3~~
~~First Effective Time~~	~~2.3~~
First Merger	Recital
~~First Step Surviving Corporation~~	~~2.1~~
Form S-4	6.1(a)
GAAP	3.7(a)
Intended Tax Treatment	2.10
Liability	3.9
Lock-Up Agreement	Recital
Lock-Up Agreements	Recital
Merger	Recital
Merger Consideration	2.5(a)(ii)
Merger ~~Subs~~ Sub	Preamble
Nasdaq Fees	6.9
Nasdaq Listing Application	6.9
Notice Period	6.2(d)
Ordinary Course Agreement	3.16(g)
Parent	Preamble
Parent 409A Plan	4.17(j)
Parent Board Adverse Recommendation Change	6.3(c)
Parent Board Recommendation	6.3(b)
Parent Charter Amendment	2.4( ~~b)(ii~~ c)
Parent Disclosure Letter	Section 4
Parent Intervening Event	6.3(c)
Parent Legacy Transaction	5.1(c)
Parent Material Contract	4.13(a)
Parent Material Contracts	4.13(a)
Parent Net Cash Calculation	2.8(a)
Parent Net Cash Schedule	2.8(a)
Parent Notice Period	6.3(c)
Parent Permits	4.14(b)
Parent Pre-Closing Dividend	5.1(c)(ii)
Parent Pre-Closing Dividend Amount	5.1(c)(ii)
Parent Product Candidates	4.14(d)

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Terms	Section
Parent Real Estate Leases	4.11
Parent Regulatory Permits	4.14(d)
Parent SEC Documents	4.7(a)
Parent Stock Plans	4.6(c)
Parent Stockholder Matters	6.3(a)
Parent Stockholder Meeting	6.3(a)
Parent Warrant Termination Fee	6.20
PHSA	3.14(c)
Post-Closing Welfare Plan	6.6(b)
Pre-Closing Period	5.1(a)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Rights Agreement	Recital
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Parent Stockholder Vote	4.4
Response Date	2.8(b)
SEC Documents	6.16
~~Second Certificate of Merger~~	~~2.3~~
~~Second Effective Time~~	~~2.3~~
~~Second Merger~~	~~Recital~~
Service Provider Grants	1.1
Stockholder Notice	6.2(b)
Surviving ~~Entity~~ Corporation	2.1
Tax Certificates	6.10(c)
Termination Fee	10.3(b)
Transaction Litigation	6.4(c)
WARN Act	3.17(j)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract (except for references to any agreements or Contracts listed on the Parent Disclosure Letter or Company Disclosure Letter) are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The Exhibits to this Agreement, the Parent Disclosure Letter and the Company Disclosure Letter are integral parts of the interpretation of this Agreement, but only Exhibit D ~~-1~~    (including Exhibit A to such Exhibit)  ~~and Exhibit D-2~~   is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from
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and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Letter or Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been (a) posted to and continuously made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.
Section 2. Description of Transaction
2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the  ~~First~~   Effective Time,  ~~First~~   Merger Sub shall be merged with and into the Company, and the separate existence of  ~~First~~   Merger Sub shall cease. The Company will continue as the surviving corporation in the  ~~First~~   Merger (the “ ~~First Step~~   Surviving Corporation”).  ~~Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the “Surviving Entity”).~~
2.2 Effects of the Merger. The  ~~First~~   Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the  ~~First~~   Merger, the Company will become a wholly owned subsidiary of Parent.  ~~The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.~~
2.3 Closing;

~~First~~   Effective Time ~~; Second Effective Time~~  . Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing,  ~~(i)~~   the Parties shall cause the  ~~First~~   Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance attached hereto as Exhibit D

~~-1~~    and incorporated herein by reference ( ~~the “First Certificate of Merger”) and (ii) the Parties shall cause the Second Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Second Merger, satisfying the applicable requirements of the DGCL and the DLLCA and in form and substance attached hereto as~~ Exhibit D-2  ~~and incorporated herein by reference (the “Second Certificate of Merger” and together with the First Certificate of Merger,~~   the “Certificate of Merger”). The  ~~First~~   Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “ ~~First~~   Effective Time”).  ~~The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Second Certificate of Merger with the consent of Parent and the Company (the time as of which the Second Merger becomes effective being referred to as the “Second Effective Time”).~~  .
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2.4 Organizational Documents; Directors and Officers

~~.~~
 ~~(a)~~   . At the  ~~First~~   Effective Time:
( ~~i~~  a) The certificate of incorporation of the  ~~First Step~~   Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;
( ~~ii~~  b) The bylaws of the  ~~First Step~~   Surviving Corporation shall be identical to the bylaws of the Company as in effect immediately prior to the  ~~First~~   Effective Time, until thereafter amended as provided by the DGCL and such bylaws;  ~~and~~
 ~~(iii)    the directors and officers of the First Step Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation, shall be such persons as shall be mutually agreed upon by Parent and the Company.~~
 ~~(b)    At the Second Effective Time:~~
 ~~(i)    The certificate of formation of the Surviving Entity shall be the certificate of formation of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such certificate of formation;~~   provided, however, that   ~~at~~  following the  ~~Second~~   Effective Time ( ~~as part of the Second Certificate of Merger), the certificate of formation~~  but as soon thereafter as practicable), the bylaws shall be amended to  ~~(A)~~   change the name of the Surviving  ~~Entity~~Corporation to “[Cullgen Operating Company,  ~~LLC]~~  ,Inc.]” and  ~~(B)~~   make such other changes as are mutually agreed to by Parent and the Company;
 ~~(ii)    The limited liability company agreement of the Surviving Entity shall be amended and restated in its entirety to read identically to the limited liability company agreement of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such limited liability company agreement; provided, however, that following the Second Effective Time (but as soon thereafter as practicable), the limited liability company agreement shall be amended to change the name of the Surviving Entity to “[Cullgen Operating Company, LLC]”;~~
( ~~iii~~  c) The certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the  ~~Second~~   Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the  ~~Second~~   Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Cullgen Inc.”, (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary), (iii) increase the number of shares of Parent Common Stock that Parent is authorized to issue to a number mutually agreed between Parent and the Company, and (iv) make such other changes as are mutually agreeable to Parent and the Company (such amendment, the “Parent Charter Amendment”);
( ~~iv~~  d) The directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 6.12; and
( ~~v~~  e) The directors and officers of the Surviving  ~~Entity~~  Corporation, each to hold office in accordance with the certificate of  ~~formation and limited liability company agreement of Second~~  incorporation and bylaws of Merger Sub, shall be as set forth in Section 6.12 after giving effect to the provisions of Section 6.12, or such other persons as shall be mutually agreed upon by Parent and the Company.
2.5 Conversion of Company

~~, First Merger Sub~~    and

~~Second~~   Merger Sub Equity Securities.
(a) At the  ~~First~~   Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger  ~~Subs~~  Sub, the Company or any stockholder of the Company or Parent:
(i) any shares of Company Capital Stock held as treasury stock immediately prior to the  ~~First~~   Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 2.5(c), (A) each share of Company Common Stock outstanding immediately prior to the  ~~First~~   Effective Time (excluding shares of Company Capital Stock to be
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canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, and (B) each share of Company Preferred Stock outstanding immediately prior to the  ~~First~~   Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to (x) the number of shares of Company Common Stock issuable upon conversion of each share of Company Preferred Stock pursuant to the Company’s certificate of incorporation and as set forth on Schedule 2.5(a)(ii) multiplied by (y) the Exchange Ratio (collectively, the “Merger Consideration”).
(b) If any shares of Company Capital Stock outstanding immediately prior to the  ~~First~~   Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Capital Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Capital Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the  ~~First~~   Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
(c) No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company  ~~Common~~  Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall receive from Parent, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company  ~~Common~~  Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company  ~~Common~~  Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.  ~~Any fractional shares of Parent Preferred Stock that a holder of Company Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Parent Preferred Stock issuable to such and any remaining fractional shares shall be, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein, rounded up to the nearest whole share of Parent Preferred Stock.~~
(d) All Company Options outstanding immediately prior to the  ~~First~~   Effective Time shall be treated in accordance with Section 6.5. Each share of common stock, $0.001 par value per share, of  ~~First~~   Merger Sub issued and outstanding immediately prior to the  ~~First~~   Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the  ~~First Step~~   Surviving Corporation. Each book entry share of  ~~First~~   Merger Sub evidencing ownership of any such shares shall, as of the  ~~First~~   Effective Time, evidence ownership of such shares of common stock of the  ~~First Step~~   Surviving Corporation.
(e) If, between the date of this Agreement and the  ~~First~~   Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
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 ~~(f)    At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the First Step Surviving Corporation, Second Merger Sub or their respective stockholders, each share of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.~~
2.6 Closing of the Company’s Transfer Books. At the  ~~First~~   Effective Time: (a) all Company Capital Stock outstanding immediately prior to the  ~~First~~   Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the  ~~First~~   Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the  ~~First~~   Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the  ~~First~~   Effective Time.
2.7 Surrender of Company Capital Stock.
(a) On or prior to the Closing Date, Parent and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the  ~~First~~   Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Capital Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.
(b) Promptly after the  ~~First~~   Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of physical stock certificates representing shares of Company Capital Stock, (the “Company Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Parent Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Capital Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and Section 2.5(c) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the  ~~First~~   Effective Time, to represent only the right to receive book-entry shares of Parent Capital Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Capital Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Capital Stock issued in exchange therefor as Parent may reasonably request.
(c) No dividends or other distributions declared or made with respect to Parent Capital Stock with a record date after the  ~~First~~   Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Capital Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d) Any shares of Parent Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be
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delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Capital Stock and any dividends or distributions with respect to shares of Parent Capital Stock.
(e) No Person shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Parent Capital Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
2.8 Calculation of Net Cash.
(a) No later than five (5) Business Days before the Closing, Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash (the “Parent Net Cash Calculation”) as of 11:59 p.m. on the Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible) as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent’s internal finance personnel and its accountants and counsel at reasonable times and upon reasonable notice. The Parent Net Cash Calculation shall include Parent’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.
(b) No later than three (3) Business Days after the Cash Determination Time (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.
(c) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement.
 ~~(d)~~
( ~~e~~  d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon the Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement.
( ~~f~~  e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Cash Determination Time pursuant to Section 2.8(

~~e~~  d) within three days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that the Los Angeles, California Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule and the Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the
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Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(

~~f~~  e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount. If this Section 2.8(

~~f~~  e) applies as to the determination of the Parent Net Cash at the Cash Determination Time upon resolution of the matter in accordance with this Section 2.8(

~~f~~  e), the Parties shall not be required to determine Parent Net Cash again even though the Closing may occur later than the Anticipated Closing Date, except that either Parent and the Company may request a redetermination of Parent Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.
2.9 Further Action. If, at any time after the  ~~First~~   Effective Time, any further action is determined by the Surviving  ~~Entity~~  Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving  ~~Entity~~  Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving  ~~Entity~~  Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of  ~~First Merger Sub, in the name of Second~~   Merger Sub, in the name of the Surviving  ~~Entity~~  Corporation and otherwise) to take such action.
2.10 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.
2.11 Withholding. Each of the Exchange Agent, Parent and the Surviving  ~~Entity~~  Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under applicable Law; provided that the Exchange Agent, Parent and the Surviving  ~~Entity~~  Corporation shall use commercially reasonable efforts to promptly notify such Persons of any intention to withhold any portion of such consideration and cooperate with such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving  ~~Entity~~  Corporation or Parent, as applicable.
2.12 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the  ~~First~~   Effective Time and which are held by stockholders or owned by beneficial owners who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders or beneficial owners shall be entitled to receive payment of the fair value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders or beneficial owners fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders or owned by beneficial owners who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or
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after the  ~~First~~   Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the  ~~First~~   Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.7.
(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders or beneficial owners received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.
Section 3. Representations and Warranties of the Company.
Except as set forth in the written disclosure document delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, the Company represents and warrants to Parent and Merger  ~~Subs~~  Sub as follows:
3.1 Due Organization; Subsidiaries.
(a) The Company and each of its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.
(b) The Company and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c) The Company has no Subsidiaries except as set forth on Section 3.1(c) of the Company Disclosure Letter The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2 Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.
3.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent ~~, First Merger Sub~~    and  ~~Second~~   Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
3.4 Vote Required. The affirmative vote (or written consent) of (i) the holders of at least sixty-seven percent (67%) of the outstanding shares of Company Series C Preferred Stock, (ii) the holders of at least sixty-seven percent (67%) of the outstanding shares of Company Series B Preferred Stock, (iii) the holders of
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at least a majority of the outstanding shares of Company Series A Preferred Stock, (iv) the holders of at least a majority-in-interest of the Company Preferred Stock, (v) the holders of at least sixty-seven percent (67%) of the Company Preferred Stock held by stockholders that hold, individually or together with their affiliates, at least 1,900,000 shares of Company Preferred Stock, (vi) GNI USA, Inc., (vii) Yue Xiong, (viii) Jian Jin, (ix) Wuxi Astra-Zeneca-CICC No. 1 Venture Capital Partnership (L.P.), and (x) Hangzhou Astra-Zeneca-CICC Venture Capital Partnership (L.P.) (collectively, the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
3.5 Non-Contravention; Consents.
(a) Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger required by the DGCL  ~~or DLLCA~~   and the CSRC Filing(s), neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;
(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company, or any of the assets owned, leased or used by the Company;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).
(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL  ~~or DLLCA~~  , (iii) the CSRC Filing(s) and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) No state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.
3.6 Capitalization.
(a) The authorized capital stock of the Company consists of (i) 143,329,269 shares of Company Common Stock of which 10,023,615 shares have been issued and are outstanding as of the date hereof and (ii) 57,821,355 shares of Company Preferred Stock, of which, as of the date hereof, 10,000,000 shares have been designated Series Seed-1 Preferred Stock, all of which have been issued and are outstanding, 5,000,000 shares have been designated Series Seed-2 Preferred Stock, none of which have been issued and are outstanding, 9,411,765 shares have been designated Series A Preferred Stock, all of which have been issued and are outstanding, 20,080,321 shares have been designated Series B Preferred Stock, all of which have been issued and are outstanding, and 13,329,269 shares have been designated Series C Preferred Stock
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and 11,425,088 have been issued and are outstanding. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the Company’s capital stock is held by the Persons and in the amounts set forth in Section 3.6(a) of the Company Disclosure Letter, which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series of such shares, (iii) the number of the applicable book-entry positions representing such shares or the number of the certificate representing such shares, (iv) whether such Person is or has ever been an employee, and (v) the state of residence of such Person. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of the Company’s capital stock and the Company has never declared or paid any dividend or other distribution.
(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Letter have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Letter accurately and completely describes all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the Company Stock Plans and except as set forth on Section 3.6(c) of the Company Disclosure Letter, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 3.6(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date hereof: (i) the name of the holder, (ii) the number of shares of Company Common Stock subject to such Company Option as of the date hereof, (iii) the exercise price of such Company Option, (iv) the date on which such Company Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Company Option expires, and (vii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option. The Company has made available to Parent accurate and complete copies of equity incentive plans pursuant to which the Company has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Company Stock Plans and any amendments thereto.
(d) Except for the outstanding Company Options or Company Options and any other equity awards issued under the Company Stock Plan (including any shares of Company Common Stock issuable upon the exercise of such Company Options or other equity awards) to directors, employees, consultants or other service providers following the date hereof but prior to the Closing (collectively, the “Service Provider Grants”), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.
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(e) All outstanding Company Capital Stock, Company Options and other securities of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f) The Company Capital Stock are uncertificated.
3.7 Financial Statements.
(a) Section 3.7(a) of the Company Disclosure Letter includes true and complete copies of the Company’s unaudited balance sheets at December 31, 2023 (the “Company Balance Sheet”), together with related unaudited statements of operations, changes in stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal year then ended (collectively, the “Company Financials”). The Company Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.
(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
(c) Section 3.7(c) of the Company Disclosure Letter lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.
(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Letter, between the date of its incorporation and the date of this Agreement, the Company and its Subsidiaries has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9 Absence of Undisclosed Liabilities. Since the date of its incorporation, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), except for: (a) Liabilities disclosed, reflected or reserved against in the Company Financials, (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract,
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breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, (e) Liabilities described in Section 3.9 of the Company Disclosure Letter and (f) those Liabilities that are not material to the Company.
3.10 Title to Assets. The Company owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11 3.11 Real Property; Leasehold. The Company does not own and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or to the Company’s Knowledge, the other party thereto.
3.12 Intellectual Property.
(a) Section 3.12(a) of the Company Disclosure Letter is an accurate, true and complete listing of all Company Registered IP.
(b) Section 3.12(b) of the Company Disclosure Letter accurately identifies (i) all Company Contracts pursuant to which any Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof) and (ii) whether the license or licenses granted to the Company are exclusive or nonexclusive.
(c) Section 3.12(c) of the Company Disclosure Letter accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).
(d) The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP Rights anywhere in the world.
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(e) The Company exclusively owns all right, title and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company, or co-owned rights each as identified in Section 3.12(e) of the Company Disclosure Letter, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority.
(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Intellectual Property for the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.
(iii) To the Knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether currently exercisable, or exercisable in the future) or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.
(iv) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution owning such Company IP Rights or the right to receive royalties or other remuneration for the practice of such Company IP Rights as of the date of this Agreement.
(v) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.
(vi) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.
(f) The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) the Company, and to the Knowledge of the Company, no other party to any such agreement, is not in breach or default thereof in any material respect.
(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company does not violate any license or agreement between the Company and any other third party, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights, or otherwise violating any Company IP Rights Agreement.
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(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.
(i) Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.
(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.
(k) Except as set forth in Sections 3.12(b), 3.12(c) or 3.12(k) of the Company Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by the Company, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, taken as a whole and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(l) The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving  ~~Entity~~  Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
3.13 Agreements, Contracts and Commitments.
(a) Section 3.13(a) of the Company Disclosure Letter lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving  ~~Entity~~  Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;
(iii) each Company Contract (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company granted any Person an exclusive license under any Company IP Rights;
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(iv) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(v) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company, any of its Subsidiaries, or of a product;
(vi) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;
(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;
(viii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;
(ix) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions and requiring payments by Company after the date in this Agreement in excess of $100,000 pursuant to its express terms;
(x) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000;
(xi) each Company Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which the Company or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;
(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of the Company taken as a whole; or
(xiii) Company Real Estate Leases.
(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such a manner, and, if such Company Material Contract provides for a cure period, the Company or such other party fails to have cured such breach, violation or default, so that any other party or the Company, as the case may be, is permitted to modify, cancel or terminate any such Company
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Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
3.14 Compliance; Permits; Restrictions.
(a) The Company is, and has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”) or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”), the Company holds all required Governmental Authorizations for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Letter identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving  ~~Entity~~  Corporation or its Subsidiaries, as applicable, immediately after the  ~~Second~~   Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the  ~~First~~   Effective Time.
(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.
(d) The Company holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Section 3.14(d) of the Company Disclosure Letter identifies each Company Regulatory Permit. The Company has timely maintained and is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or correspondence or, to the Knowledge of the Company, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Parent all information requested by Parent in the Company’s possession or control relating to material Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; preclinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device
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Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.
(e) All clinical, preclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, were, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. The Company has not received any written notices, correspondence or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f) The Company is not, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products, including Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. The Company has not, and to the Knowledge of the Company, no contract manufacturer, nor their respective officers, employees or agents, with respect to any Company Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or a comparable policy of any other Drug/Device Regulatory Agency. None of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.
(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of the Company in connection with any Company Product Candidate have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211 and 600-610 and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) Neither the Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, with respect to any Company Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.
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3.15 Legal Proceedings; Orders.
(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.
3.16 Tax Matters.
(a) The Company has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by the Company under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.
(b) All material amounts of Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).
(c) The Company has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company.
(e) No deficiencies for a material amount of Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of the Company. The Company has not granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.
(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.
(g) The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).
(h) The Company has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).
(i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(j) The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).
(k) The Company is not aware of any facts or circumstances and has not taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.
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3.17 Employee and Labor Matters; Benefit Plans.
(a) The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an employee of the Company or any of its Subsidiaries, whether full- or part-time, such employee’s annual salary (or if hourly, hourly rate), most recent annual bonus received, and current annual bonus opportunity. No Company Key Employee has indicated to the Company, or any of its Subsidiaries, that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise. The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an individual independent contractor engaged by the Company, such contractor’s rate of compensation.
(b) The employment of the Company’s and each of its Subsidiaries’ employees is terminable by the Company and/or its applicable Subsidiary at will. The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.
(c) Neither the Company nor any of its Subsidiaries is a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company.
(d) Section 3.17(d) of the Company Disclosure Letter lists all Company Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to Parent).
(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.
(f) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.
(g) Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.
(h) No Company Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.
(i) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder.
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(j) The Company and each of its Subsidiaries is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”), and in each case, with respect to employees of the Company and any of its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company or any of its Subsidiaries or any trustee of the Company or any of its Subsidiaries relating to any employee, contingent worker, director, employment agreement or Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of the Company, there are no material pending or threatened in writing or reasonably anticipated claims or actions against the Company, any trustee or any trustee of any Subsidiary of the Company under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.
(k) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification within the last three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages.
(l) To the Company’s Knowledge, in the last three (3) years, there has never been, nor has there been any threat of, any material strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, by or with respect to any Company Associates. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Company’s Knowledge, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such material strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(m) Neither the Company nor any of its Subsidiaries is, nor has the Company nor any of its Subsidiaries been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company or any of its Subsidiaries including charges of unfair labor practices or discrimination complaints.
(n) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to Section 4999 or Section 409A of the Code.
(o) Neither the Company nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.
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3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company, including the Company’s business and current or former facilities.
3.19 Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.
3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.
3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Letter describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
3.22 Privacy and Data Security. The Company is and has at all times been in compliance with all applicable Privacy Laws and the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with the Company in connection with the operation of the Company’s business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company (i) has implemented and maintains reasonable written policies and procedures that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information (the “Privacy Policies”) and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate,
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a Company Material Adverse Effect. To the Knowledge of the Company, no Legal Proceeding has been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of the Company, there have been no data security incidents or data breaches or other adverse events or incidents that have resulted in any unauthorized access to, or collection, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of the Company or any service provider acting on behalf of the Company, in each case, where such incident, breach or event resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Company Contract.
3.23 Ownership of Parent Capital Stock. None of the Company or any of their directors, officers, or Affiliates or, to the knowledge of the Company or any of its controlled Affiliates, any employees of the Company or any of its controlled Affiliates (a) has owned any shares of Parent’s capital stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent, in each case during the three years prior to the date hereof.
3.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent set forth in Section 4 (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 4. Representations and Warranties of Parent ~~, First Merger~~    and  ~~Second~~   Merger Sub.
Except (i) as set forth in the written disclosure document delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents shall be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that is readily apparent from a reading of such Parent SEC Documents that is applicable to such section or subsection of the Parent Disclosure Letter, Parent ~~, First Merger Sub~~    and  ~~Second~~   Merger Sub represent and warrant to the Company as follows:
4.1 Due Organization; Subsidiaries.
(a) Each of Parent ~~, First Merger Sub~~    and  ~~Second~~   Merger Sub is a corporation duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation  ~~or formation, as applicable,~~   and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger  ~~Subs have~~  Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.
(b) Each of Parent and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.
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(c) Parent has no Subsidiaries other than Merger  ~~Subs~~  Sub and except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger  ~~Subs~~  Sub. Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2 Organizational Documents. Parent has delivered to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.
4.3 Authority; Binding Nature of Agreement. Each of Parent and  ~~each~~   Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Contemplated Transactions, and, if deemed necessary by Parent and the Company, the amendment to the certificate of incorporation of the Parent to (i) change the name of Parent to “Cullgen Inc.”, (ii) effect the Nasdaq Reverse Split, (iii) authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635 and (iv) make such other changes as are mutually agreeable to Parent and the Company pursuant to the terms of this Agreement. The  ~~First~~   Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of  ~~First~~   Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of  ~~First~~   Merger Sub vote to adopt this Agreement and thereby approve  ~~the Contemplated Transactions. The sole member of Second Merger Sub (by unanimous written consent) has: (A) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and the sole member; and (B) deemed advisable and approved this Agreement and~~   the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger  ~~Subs~~  Sub and, assuming the due authorization, execution and delivery by the Company and the accuracy of the representation in Section 3.23, constitutes the legal, valid and binding obligation of Parent and Merger  ~~Subs~~  Sub, enforceable against each of Parent and Merger  ~~Subs~~  Sub in accordance with its terms, subject to the Enforceability Exceptions.
4.4 Vote Required. Assuming the accuracy of the representation in Section 3.23, the affirmative vote of a majority of the shares of Parent Common Stock properly cast at the Parent Stockholder Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement and thereby approve the Contemplated Transactions and clauses (i), (ii) and (iii) of the definition of “Parent Charter Amendment” (collectively, the “Required Parent Stockholder Vote”).
4.5 Non-Contravention; Consents.
(a) Subject to obtaining the Required Parent Stockholder Vote, and the filing of the Certificate of Merger required by the DGCL  ~~or DLLCA~~  , and assuming the accuracy of the representation in Section 3.23, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger  ~~Subs~~  Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or its Subsidiaries;
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(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;
(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent, or any of the assets owned, leased or used by Parent;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).
(b) Except for (i) any Consent set forth on Section 4.5(a) of the Parent Disclosure Letter under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL  ~~or DLLCA~~  , (iv) compliance with any applicable requirements of the HSR Act (if applicable) and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and assuming the accuracy of the representation in Section 3.23, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) Assuming the accuracy of the representation in Section 3.23, the Parent Board and the  ~~First~~   Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.
4.6 Capitalization.
(a) The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock of which 3,652,285 shares have been issued and are outstanding as of September 30, 2024 (the “Capitalization Date”) and (ii) 500,000 shares of Parent Preferred Stock, of which 6,746 have been designated Series A Convertible Preferred Stock. No shares of Parent Preferred Stock have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.
(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent
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Common Stock or other securities. Section 4.6(b) of the Parent Disclosure Letter accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the Parent 2013 Employee, Director and Consultant Equity Incentive Plan, (each as may be amended from time to time, collectively, the “Parent Stock Plans”) and except as set forth on Section 4.6(c) of the Parent Disclosure Letter, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Parent does not have any employee stock purchase plan or similar program. Section 4.6(c) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option and Parent Warrant outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option or Parent Warrant as of the Capitalization Date, (iii) the exercise price of such Parent Option or Parent Warrant, (iv) the date on which such Parent Option or Parent Warrant was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Parent Option or Parent Warrant expires, (vii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (viii) in the case of a Parent Option, the plan pursuant to which such Parent Option was granted. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Stock Plans and any amendments thereto.
(d) Except for the outstanding Parent Options, Parent Warrants or as set forth on Section 4.6(d) of the Parent Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.
(e) All outstanding shares of Parent Common Stock, Parent Options, Parent Warrants and other securities of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f) With respect to Parent Options granted pursuant to the Parent Stock Plans, (i) each grant of a Parent Option or Parent Restricted Stock Unit was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Parent Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Parent Option grant was made in accordance with the terms of the Parent Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Parent Grant Date.
4.7 SEC Filings; Financial Statements.
(a) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Parent SEC Documents (excluding information in such Parent SEC Documents that is “furnished” instead of “filed”
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under Items 2.02 or 7.01 in the Parent’s Current Reports on Form 8-K) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.
(c) Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d) Except as set forth on Section 4.7(d) of the Parent Disclosure Letter, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.
(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.
(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report
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or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Parent has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.
4.8 Absence of Changes. Except as set forth on Section 4.8 of the Parent Disclosure Letter, between December 31, 2023 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Parent Material Adverse Effect.
4.9 Absence of Undisclosed Liabilities. Since December 31, 2023, neither Parent nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, (d) Liabilities incurred in connection with the Parent Legacy Business or the Contemplated Transactions, (e) Liabilities described in Section 4.9 of the Parent Disclosure Letter and (f) those Liabilities that are not material to Parent.
4.10 Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
4.11 Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property, nor is Parent party to any agreement to purchase or sell any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Parent or its Subsidiaries or, to Parent’s Knowledge, the other party thereto.
4.12 Intellectual Property.
(a) Section 4.12(a) of the Parent Disclosure Letter is an accurate, true and complete listing of all Parent Registered IP.
(b) Section 4.12(b) of the Parent Disclosure Letter accurately identifies (i) all Parent Contracts pursuant to which any Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated
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into, or material to the development, manufacturing, or distribution of, any of Parent products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Parent and its employees in Parent’s standard form thereof) and (ii) whether the license or licenses granted to Parent are exclusive or nonexclusive.
(c) Section 4.12(c) of the Parent Disclosure Letter accurately identifies each Parent Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Parent IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Parent’s benefit).
(d) Neither Parent nor any of its Subsidiaries is bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of its Subsidiaries to use, exploit, assert, or enforce any Parent IP Rights anywhere in the world.
(e) Parent or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Parent IP Rights (other than (i) Parent IP Rights licensed to Parent, or co-owned rights each as identified in Section 4.12(e) of the Parent Disclosure Letter, (ii) any non-customized software that (A) is licensed to Parent solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of Parent or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of Parent Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.
(ii) Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for Parent or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Parent or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Parent and its Subsidiaries.
(iii) To the Knowledge of Parent, no current or former stockholder, officer, director or employee of Parent or any of its Subsidiaries has any claim, right (whether currently exercisable, or exercisable in the future), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights purported to be owned by Parent or such Subsidiary.
(iv) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent or any of its Subsidiaries has an ownership interest.
(v) Parent and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent or such Subsidiary holds, or purports to hold, as confidential or a trade secret.
(vi) Parent or any of its Subsidiaries has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights to any other Person.
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(f) Parent has delivered, or made available to the Company, a complete and accurate copy of all material Parent IP Rights Agreements.
(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Parent, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon any Patents owned by Parent within the Parent IP Rights, or violating any Parent IP Rights Agreement.
(h) As of the date of this Agreement, Parent is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent IP Rights. Parent has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.
(i) To the Knowledge of Parent, no trademark (whether registered or unregistered) or trade name owned, used or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP.
(j) Except as may be set forth in the Contracts listed on Section 4.12(b), 4.12(c) or 4.12(k) of the Parent Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by Parent, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim which is material to Parent taken as a whole and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(k) Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Parent IP Rights, result in breach of, default under or termination of such Contract with respect to any Parent IP Rights, or impair the right of Parent or the Surviving  ~~Entity~~  Corporation and its Subsidiaries to use, sell or license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
4.13 Agreements, Contracts and Commitments.
(a) Section 4.13 of the Parent Disclosure Letter identifies each Parent Contract that is in effect as of the date of this Agreement (each, an “Parent Material Contract” and collectively, the “Parent Material Contracts”):
(i) each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(ii) each Parent Contract requiring payments by Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Parent Associate providing employment related, consulting or independent contractor services, not terminable by Parent on thirty (30) calendar days’ or less notice without liability;
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(iii) each Parent Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iv) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v) each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;
(vi) each Parent Contract (A) pursuant to which any Person granted Parent an exclusive license under any Intellectual Property, or (B) pursuant to which Parent granted any Person an exclusive license under any Parent IP Rights;
(vii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent, any of its Subsidiaries, or of a product;
(viii) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(ix) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;
(x) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which Parent or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;
(xi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;
(xii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;
(xiii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions and requiring payments by Parent after the date in this Agreement in excess of $100,000 pursuant to its express terms;
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(xiv) each Parent Contract to which Parent or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound (other than Parent Real Estate Leases), which involves annual obligations of payment by, or annual payments to, Parent or such Subsidiary in excess of $100,000;
(xv) any Parent Real Estate Lease;
(xvi) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Parent Disclosure Letter; or
(xvii) any other Parent Contract (other than Parent Real Estate Leases) that is not terminable at will (with no penalty or payment) by Parent or any of its Subsidiaries, and (A) which involves payment or receipt by Parent or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of Parent and its Subsidiaries taken as a whole.
(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such a manner, and, if such Parent Material Contract provides for a cure period, Parent or such other party fails to have cured such breach, violation or default, so that any other party or Parent, as the case may be, is permitted to modify, cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.
4.14 Compliance; Permits; Restrictions.
(a) Parent and each of its Subsidiaries is, and since January 1, 2023, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Except for matters regarding the FDA or other Drug/Device Regulatory Agency, each of Parent and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Parent and Merger  ~~Subs~~  Sub as currently conducted (collectively, the “Parent Permits”). Section 4.14(b) of the Parent Disclosure Letter identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Parent Permit. The rights and benefits of each Parent Permit, if any, will be available to Parent and Surviving  ~~Entity~~  Corporation immediately after the  ~~Second~~   Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the  ~~First~~   Effective Time.
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(c) There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged violation by Parent or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.
(d) Each of Parent and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Parent and Merger  ~~Subs~~  Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Parent Product Candidates”) (the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Section 4.14(d) of the Parent Disclosure Letter identifies each Parent Regulatory Permit. Parent has timely maintained and is in compliance in all material respects with the Parent Regulatory Permits and neither Parent nor or any of its Subsidiaries has, since January 1, 2023, received any written notice or correspondence or, to the Knowledge of Parent, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Parent has made available to the Company all information requested by the Company in Parent’s or its Subsidiaries’ possession or control relating to material Parent Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Parent Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.
(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, in which Parent or its Subsidiaries or their respective product candidates, including the Parent Product Candidates, have participated were, since January 1, 2023, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. Since January 1, 2023, neither Parent nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug/Device Regulatory Agency requiring or, to the Knowledge of Parent, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or its current product candidates, including the Parent Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of Parent, on behalf of Parent or any of its Subsidiaries has been disqualified from participating in studies involving the Parent Product Candidates, and to the Knowledge of Parent, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f) Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer, nor their respective officers, employees or agents, with respect to any Parent Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto.
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None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries, and to the Knowledge of the Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of its officers, employees or agents.
(g) All manufacturing operations conducted by, or to the Knowledge of Parent, for the benefit of, Parent or its Subsidiaries in connection with any Parent Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any manufacturing site of a contract manufacturer or laboratory, with respect to any Parent Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of Parent, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.
4.15 Legal Proceedings; Orders.
(a) There is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any of its Subsidiaries or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or other Parent Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing in any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or any material assets owned or used by Parent or any of its Subsidiaries.
4.16 Tax Matters.
(a) Each of Parent and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is subject to taxation by that jurisdiction.
(b) All material amounts of Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).
(c) Each of Parent and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of Parent or any of its Subsidiaries.
(e) No deficiencies for a material amount of Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been
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timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.
(f) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.
(g) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).
(h) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(i) Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).
(j) Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.
4.17 Employee and Labor Matters; Benefit Plans.
(a) The Parent has made available to Company a list setting forth, for each Parent Associate who is an employee of Parent or any of its Subsidiaries, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the expected return), whether exempt from the Fair Labor Standards Act and applicable state law, annual salary (or if hourly, hourly rate), most recent annual bonus received and current annual bonus opportunity. The Parent has made available to Company a list setting forth, for each Parent Associate who is an individual independent contractor engaged by Parent or any of its Subsidiaries, such contractor’s name, duties and rate of compensation.
(b) The employment of Parent’s employees is terminable by Parent at will. Parent has made available to the Company accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.
(c) Parent is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent.
(d) Section 4.17(d) of the Parent Disclosure Letter lists all Parent Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of Parent or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company).
(e) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.
(f) Each Parent Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is
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pending or, to the Knowledge of Parent, threatened in writing with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law.
(g) Neither Parent nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.
(h) No Parent Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Parent does not sponsor or maintain any self-funded medical or long-term disability benefit plan.
(i) No Parent Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.
(j) Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.
(k) Parent is in material compliance with all Employment-Related Laws and in each case, with respect to the employees of Parent: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Parent, threatened or reasonably anticipated against or involving Parent or any trustee of Parent relating to any employee, contingent worker, director, employment agreement or Parent Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of Parent, there are no material pending or threatened or reasonably anticipated claims or actions against Parent, any Parent trustee or any trustee of any Subsidiary of Parent under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.
(l) Parent has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Parent been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.
(m) To the Knowledge of Parent, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, with respect to any Parent Associate. No event has
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occurred within the past six months, and no condition or circumstance exists, that, to the Knowledge of Parent, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(n) Parent is not, nor has Parent been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Parent, including charges of unfair labor practices or discrimination complaints.
(o) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.
(p) Neither Parent nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries.
4.18 Environmental Matters. Since January 1, 2023, Parent and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law. Parent has made available all environmental site assessments, environmental audits and other material environmental documents in the Parent’s possession or control relating to the Parent and its Subsidiaries, including the Parent’s and its Subsidiaries’ business and current or former facilities.
4.19 Insurance. Parent has delivered to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries (including Merger  ~~Subs~~  Sub). Each of such insurance policies is in full force and effect and Parent and its Subsidiaries (including Merger  ~~Subs~~  Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and its Subsidiaries (including Merger  ~~Subs~~  Sub) has provided timely written notice to the
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appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or such Subsidiary for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.
4.20 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Parent Disclosure Letter identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.
4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.
4.22 Valid Issuance. The Parent Capital Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
4.23 Privacy and Data Security. Parent and its Subsidiaries are and since January 1, 2023, have been in compliance with all applicable Privacy Laws and the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with Parent or any of its Subsidiaries in connection with the operation of Parent’s and its Subsidiaries’ business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, Parent (i) has implemented and maintains reasonable Privacy Policies that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no Legal Proceeding has been asserted or threatened against Parent by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of Parent, there have been no data security incidents or data breaches, or other adverse events or incidents that have resulted in any unauthorized access to, or collection, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of Parent or any service provider acting on behalf of Parent, in each case, where such incident, breach, or event has resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Parent Contract.
4.24 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger  ~~Subs~~  Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger  ~~Subs~~  Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
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Section 5. Certain Covenants of the Parties.
5.1 Operation of Parent’s Business.
(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the  ~~First~~   Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent);
(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $25,000;
(vi) (A) adopt, establish or enter into any Parent Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Employee Plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire any officer, employee or consultant;
(vii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;
(viii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
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(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;
(x) waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;
(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;
(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;
(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xiv) except in the Ordinary Course of Business (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of Subsidiaries;
(xv) enter into, amend in a manner adverse to Parent or terminate any Parent Material Contract outside of the Ordinary Course of Business; or
(xvi) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the  ~~First~~   Effective Time. Prior to the  ~~First~~   Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Parent may:
(i) engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the Parent Legacy Business (including terminating its Parent Real Estate Leases and other Parent Contracts) or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent Legacy Business (each, a “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in material obligations of Parent that will extend beyond Closing, such terms shall be reasonably acceptable to the Company and any such post-Closing obligations shall be a reduction to Parent Net Cash, provided, further, to the extent a Parent Legacy Transaction involves contingent value rights or other similar rights to be paid to the stockholders of Parent arranged prior to the Closing, such contingent value rights shall not create any post-Closing obligations and shall be managed by a third party on a prepaid basis; and
(ii) declare and pay a dividend on the shares of Parent Common Stock outstanding prior to the  ~~First~~   Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions), up to an amount equal in the aggregate to Parent’s reasonable, good faith approximation (the “Closing Parent Net Cash”) of the amount by which Parent Net Cash will exceed $2,500,000 (such dividend, the “Parent Pre-Closing Dividend” and such amount, the “Parent Pre-Closing Dividend Amount”), provided, however, that if the Closing Parent Net Cash is greater than $7,000,000, the Parent Pre-Closing Dividend Amount shall not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Parent Net Cash in excess of $7,000,000.
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5.2 Operation of the Company’s Business.
(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);
(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii) other than in the Ordinary Course of Business, sell, issue grant, or authorize any of the foregoing actions with respect to more than 25% of the shares of Company Capital Stock outstanding as of the date of this Agreement: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iv) other than in the Ordinary Course of Business, acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;
(vi) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(vii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(viii) waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;
(ix) enter into, amend in a manner adverse to the Company or terminate any Company Material Contract outside of the Ordinary Course of Business; or
(x) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the  ~~First~~   Effective Time. Prior to the  ~~First~~   Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
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5.3 Access and Investigation.
(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.
5.4 No Solicitation.
(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (v) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Parent Stockholder Vote in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of this Agreement, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s
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intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.
(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.
5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director or officer of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.
Section 6. Additional Agreements of the Parties.
6.1 Registration Statement, Proxy Statement.
(a) As promptly as reasonably practicable after the date of this Agreement, Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (including a prospectus) (the “Form S-4”), in which a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Parent shall use commercially reasonable efforts to take all actions required under any applicable federal, state, securities and other Laws in connection with the
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issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and its Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.
(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL  ~~and DLLCA~~  , and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.
(c) Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the  ~~First~~   Effective Time, (i) Parent, Merger  ~~Subs~~  Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” (financial or otherwise) and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuable in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.
(d) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided
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that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.
(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use commercially reasonable efforts to furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement, or an audited period balance sheet, as applicable (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.
6.2 Company Stockholder Written Consent.
(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.
(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, and in any event no later than ten (10) days thereafter, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Parent’s advance review and reasonable approval.
(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board
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shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.
(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, (i) the Company receives a bona fide written Acquisition Proposal that the Company Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a “Company Intervening Event”), the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, during the Notice Period (as defined below), negotiated with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if, Parent has delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change.
(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or Acquisition Inquiry, or by any Company Board Adverse Recommendation Change.
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6.3 Parent Stockholder Meeting.
(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve this Agreement and thereby approve the Contemplated Transactions and the Parent Charter Amendment and, if deemed necessary by Parent the approval of the Parent Legacy Transaction (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting or (iii) that the failure to postpone or adjourn the Parent Stockholder Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 days in connection with any postponements or adjournments.
(b) Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).
(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to approval and adoption of this Agreement by the Required Parent Stockholder Vote, (i) Parent receives a bona fide written Acquisition Proposal that the Parent Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or (C) any Parent Legacy Transaction) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), (collectively, a “Parent Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if, after the Company has delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include
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a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.
(d) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Parent Board Adverse Recommendation Change.
(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in Section 5.4; or (iv) making any disclosure to the stockholders of Parent that the Parent Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law.
6.4 Efforts; Regulatory Approvals.
(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall prepare and file, if required, (a) the notification and report forms required to be filed under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters, no later than ten (10) Business Days
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after the date the Company and Parent receive notification (in writing or otherwise) from the Federal Trade Commission, the Department of Justice, any state attorney general, foreign antitrust or competition authority or other Governmental Authority that a filing is required in connection with antitrust or competition matters.
(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (email being sufficient) of any litigation against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely effect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation. Parent will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.
6.5 Company Options. At the  ~~First~~   Effective Time, Parent shall assume each Company Stock Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the  ~~First~~   Effective Time shall, at the  ~~First~~   Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the  ~~First~~   Effective Time, into an option to purchase shares of Parent Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the  ~~First~~   Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the  ~~First~~   Effective Time, the Parent Board or compensation committee). The number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the  ~~First~~   Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the  ~~First~~   Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the  ~~First~~   Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the  ~~First~~   Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the  ~~First~~   Effective Time, take all actions necessary to effect the foregoing.
6.6 Employee Benefits.
(a) Parent shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Parent Disclosure Letter, subject to the provisions of such agreements.
(b) From and after the  ~~First~~   Effective Time, with respect to each benefit plan maintained by Parent or the Surviving  ~~Entity~~  Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Parent is or becomes eligible to participate (including under COBRA), Parent and the Surviving  ~~Entity~~  Corporation shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Parent employee and his or her eligible dependents to the same extent that such
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pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Parent Employee Plan in which such current or former Parent employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Parent employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the  ~~First~~   Effective Time, and prior to the date that, such current or former Parent employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Parent Employee Plan.
(c) Nothing in this Section 6.6, express or implied, shall (i) establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Post-Closing Welfare Plan or other benefit plan, program, agreement or arrangement, (ii) alter or limit the ability of the Parent or the Surviving  ~~Entity~~  Corporation to amend, modify or terminate any Post-Closing Welfare Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any obligation on the part of the Parent or the Surviving  ~~Entity~~  Corporation to employ or engage any former Parent employee for any period following the Closing Date, or (iv) create any third party beneficiary rights in any current or former employee, director, consultant or other service provider of Parent.
(d) As of immediately prior to the  ~~First~~   Effective Time, each Parent Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. At the  ~~First~~   Effective Time, each In the Money Parent Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive, immediately prior to the  ~~First~~   Effective Time a number of shares of Parent Common Stock equal to (i) the number of shares underlying such Parent Option reduced by (ii) a number of shares of Parent Common Stock equal to the quotient of (x) the number of shares underlying such Parent Option multiplied by the exercise price per share of the Parent Common Stock underlying such Parent Option, divided by (y) the Parent Closing Price. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Parent Common Stock in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of shares of Parent Common Stock calculated by multiplying the legally-required withholding rate for such holder in connection with such issuance by the number of shares of Parent Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. At the  ~~First~~   Effective Time, each Out of the Money Parent Option with an exercise price above $10.00 per share shall be cancelled for no consideration. Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the foregoing.
6.7 Indemnification of Officers and Directors.
(a) From the  ~~First~~   Effective Time through the sixth anniversary of the date on which the  ~~First~~   Effective Time occurs, each of Parent and the Surviving  ~~Entity~~  Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the  ~~First~~   Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the  ~~First~~   Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving  ~~Entity~~  Corporation, jointly and severally, upon receipt by Parent or the Surviving  ~~Entity~~  Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
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 ~~(b)    The certificate of formation and limited liability company agreement of the Surviving Entity shall contain, and Parent shall cause the certificate of formation and limited liability company agreement of the Surviving Entity to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.~~
( ~~c~~  b) From and after the  ~~First~~   Effective Time, (i) the Surviving  ~~Entity~~  Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the  ~~First~~   Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the  ~~First~~   Effective Time.
( ~~d~~  c) From and after the  ~~First~~   Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase at its sole expense, prior to the  ~~First~~   Effective Time, a six (6) year prepaid “D&O tail policy” (the “D&O Tail Policy”) for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the  ~~First~~   Effective Time with respect to any claim related to any period of time at or prior to the  ~~First~~   Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, or otherwise acceptable to Parent, except that Parent will not commit or spend on such D&O Tail Policy annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (nor, for the avoidance of doubt, shall Parent be obligated to spend any specific amount), and if such premiums for such D&O tail Policy would exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the  ~~First~~   Effective Time with respect to the procurement of such D&O Tail Policy.
( ~~e~~  d) From and after the  ~~First~~   Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.7 in connection with their enforcement of the rights provided to such persons in this Section 6.7.
( ~~f~~  e) The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.
( ~~g~~  f) In the event Parent or the Surviving  ~~Entity~~  Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving  ~~Entity~~  Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Parent shall cause the Surviving  ~~Entity~~  Corporation to perform all of the obligations of the Surviving  ~~Entity~~  Corporation under this Section 6.7.
( ~~h~~  g) Unless directed otherwise by the Company in writing no less than three (3) Business Days before the Closing Date, Parent shall use reasonable best efforts to take all actions as are necessary to terminate any 401(k) or other plan(s) with a cash or deferred arrangement (as defined in Section 401(k) of
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the Code), effective as of no later than the day immediately preceding the Closing Date. Parent shall provide the Company copies of all such corporate actions or documentation related to the same at least three (3) Business Days before their adoption or approval for the Company’s reasonable review and comment.
6.8 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representatives to, issue any press release or make any public disclosure regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.2(d) or pursuant to Section 6.3(e).
6.9 Listing. At or prior to the  ~~First~~   Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the  ~~First~~   Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the  ~~First~~   Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.9. All Nasdaq fees associated with any action contemplated by this Section 6.9, including any fees related to the engagement of a consultant (the “Nasdaq Fees”), shall be shared equally by the Company and Parent.
6.10 Tax Matters.
(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.
(b) Parent shall promptly notify the Company if, at any time before the  ~~First~~   Effective Time, Parent becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure
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of, or impede the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the  ~~First~~   Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.
(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) the Company shall use its reasonable best efforts to cause Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) to furnish an opinion (as so required and subject to customary assumptions and limitations), (ii) Parent shall use its reasonable best efforts to cause Haynes and Boone, LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) to furnish an opinion (as so required and subject to customary assumptions and limitations), and (iii) Parent and the Company shall each deliver to each of Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Haynes and Boone, LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinions (the “Tax Certificates”). Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.
(d) Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the  ~~First~~   Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.
6.11 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Capital Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for any such shares of Parent Capital Stock.
6.12 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.12 of the Parent Disclosure Letter are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving  ~~Entity~~  Corporation, as set forth therein, to serve in such positions effective as of the  ~~Second~~   Effective Time. If any Person listed on Section 6.12 of the Parent Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving  ~~Entity~~  Corporation, as set forth therein, the Party appointing such Person (as set forth on Section 6.12 of the Parent Disclosure Letter) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.
6.13 Termination of Certain Agreements and Rights. Each of Parent and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the  ~~First~~   Effective Time, without any liability being imposed on the part of Parent or the Surviving  ~~Entity~~  Corporation.
6.14 Section 16 Matters. Prior to the  ~~First~~   Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock
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in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.15 Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a spreadsheet setting forth (as of immediately prior to the  ~~First~~   Effective Time) (a) each holder of Company Capital Stock, (b) such holder’s name and address, (c) the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the  ~~First~~   Effective Time (the “Allocation Certificate”).
6.16 Parent SEC Documents. From the date of this Agreement to the  ~~First~~   Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) except for information in such SEC Documents that is “furnished” instead of “filed” under Items 2.02 or 7.01 in the Parent’s Current Reports on Form 8-K, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
6.17 Wind-Down Activities. Following the Closing, Parent shall use its commercially reasonable efforts to continue the wind-down activities of Parent associated with the Parent Legacy Business, including termination of its research and development activities set forth on Section 6.17 of the Parent Disclosure Letter.
6.18 Obligations of Merger

~~Subs~~  Sub. Parent will take all action necessary to cause  ~~each~~   Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
6.19 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then, prior to or simultaneously with the  ~~First~~   Effective Time, Parent shall deposit the Parent Pre-Closing Dividend Amount with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.
6.20 Parent Warrant. If required by any applicable Parent Warrant, promptly after the date of this Agreement, and in any event within the time period as set forth in the Parent Warrant, Parent shall deliver notice to the holders of such Parent Warrants with respect to the transactions contemplated by this Agreement and the rights of the holders thereof in connection therewith, subject to the review and approval of Company (not to be unreasonably withheld). At the  ~~First~~   Effective Time, each Parent Warrant that is outstanding and unexercised immediately prior to the  ~~First~~   Effective Time, shall survive the Closing and remain outstanding in accordance with its terms; provided, however, that the holder of any such Parent Warrant which remains outstanding following Closing may elect to require Parent to pay such holder cash in exchange for the termination of the remaining unexercised portion of such Parent Warrant (the amount of any such payment, a “Parent Warrant Termination Fee”) if contemplated by the terms of such Parent Warrant.
6.21 CSRC Filing(s). The Company covenants and agrees that the CSRC Filing(s) shall be true, accurate and complete, and be free of misrepresentation, misleading statement or major omission.
Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or Legal Proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any
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material state securities laws applicable to the issuance of the shares of Parent Capital Stock in connection with the Contemplated Transactions shall have been complied with and no stop order (or similar order) shall have been issued in respect of such shares of Parent Capital Stock by any applicable state securities commissioner or court of competent jurisdiction.
7.2 Foreign Person Status. Neither the Parent nor  ~~any of the~~   Merger  ~~Subs~~  Sub is a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”).
7.3 No Restraints. No Order preventing the consummation of the Contemplated Transactions shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
7.4 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote (but solely with respect to such items as are necessary to consummate the transactions contemplated by this Agreement) and (b) the Company shall have obtained the Required Company Stockholder Vote.
7.5 Listing. The Nasdaq Listing Application shall have been approved by Nasdaq.
7.6 CSRC Approvals. The Company has obtained from the CSRC the approvals necessary for the Contemplated Transactions pursuant to the CSRC Filing Rules.
7.7 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.
7.8 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by this Agreement.
7.9 Registration Rights Agreement. The Registration Rights Agreement shall have been duly executed by Parent and the Company.
Section 8. Additional Conditions Precedent to Obligations of Parent and Merger

~~Subs~~  Sub. The obligations of Parent and Merger  ~~Subs~~  Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:
8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).
8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the  ~~First~~   Effective Time.
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8.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.15 is true and accurate in all respects as of the Closing Date;
(b) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent; and
(c) the Allocation Certificate.
8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.
8.6 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then the Parent Pre-Closing Dividend Amount shall have been deposited by Parent with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.
Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
9.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger  ~~Subs~~  Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).
9.2 Performance of Covenants. Parent and Merger  ~~Subs~~  Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the  ~~First~~   Effective Time.
9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;
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(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.12 hereof; and
(c) the Parent Net Cash Schedule.
9.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.
9.5 Minimum Cash Condition. As of the Cash Determination Time, Parent Net Cash, as finally determined pursuant to Section 2.8, shall be greater than or equal to one dollar ($1.00).
Section 10. Termination.
10.1 Termination. This Agreement may be terminated prior to the  ~~First~~   Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):
(a) by mutual written consent of Parent and the Company;
(b) by either Parent or the Company if the Merger shall not have been consummated by the date that is the nine (9) month anniversary of the date hereof (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s (or in the case of Parent, Merger  ~~Subs’~~  Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that (i) the SEC has not declared effective under the Securities Act the Registration Statement or (ii) the CSRC has not approved the Contemplated Transactions pursuant to the CSRC Filing Rules, in each case by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days;
(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d) by Parent if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 10.1(d);
(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;
(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;
(g) by Parent (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;
(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger  ~~Subs~~  Sub or if any representation or warranty of Parent or Merger  ~~Subs~~  Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such
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inaccuracy in Parent’s or Merger  ~~Subs’~~  Sub’s representations and warranties or breach by Parent or Merger  ~~Subs~~  Sub is curable by Parent or Merger  ~~Subs~~  Sub, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Merger  ~~Subs~~  Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Parent or Merger  ~~Subs~~  Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger  ~~Subs~~  Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger  ~~Subs~~  Sub is cured prior to such termination becoming effective);
(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or
(j) by Parent (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) Parent shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (ii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iii) Parent shall concurrently pay to the Company the Termination Fee in accordance with Section 10.3(c).
The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (other than Section 11.8) and the related definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
10.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 10.3 and Section 6.9 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b) If this Agreement is terminated (i) (A) by the Company pursuant to Section 10.1(f), and (B) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, an Acquisition
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Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn), within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company, or (ii) by Parent pursuant to 10.1(j), within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $420,000 (the “Termination Fee”).
(c) If (i) this Agreement is terminated by Parent pursuant to Section 10.1(d), the Company shall pay to Parent a nonrefundable fee in an amount equal to $2,800,000 or (ii) Section 10.1(g), the Company shall pay to Parent a nonrefundable fee in an amount equal to $8,400,000.
(d) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.
(e) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(e) shall limit the rights of the Parties under Section 11.10.
Section 11. Miscellaneous Provisions.
11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger  ~~Subs~~  Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the  ~~First~~   Effective Time, and only the covenants that by their terms survive the  ~~First~~   Effective Time and this Section 11 shall survive the  ~~First~~   Effective Time.
11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger  ~~Subs~~  Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders,
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no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger  ~~Subs~~  Sub and Parent.
11.3 Waiver.
(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit D ~~-1~~    (including Exhibit A to such Exhibit)  ~~and Exhibit D-2 are~~  is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.
11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
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11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger ~~Subs~~ Sub:

Pulmatrix, Inc.
945 Concord Street, Suite 1217
Framingham, MA 01701
Attention: Peter Ludlum
Email: pludlum@pulmatrix.com

with a copy to (which shall not constitute notice):

Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Attention: Rick A. Werner; Simin Sun; Alok Choksi
Email: rick.werner@haynesboone.com; simin.sun@haynesboone.com; alok.choksi@haynesboone.com if to the Company:

Cullgen Inc.
12730 High Bluff Drive, Suite 250
San Diego, CA 92130
Attention: Thomas Eastling
Email: teastling@cullgen.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Attention: Ryan Murr, Branden Berns, Maricel Montano
Email: rmurr@gibsondunn.com, bberns@gibsondunn.com, mmontano@gibsondunn.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
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11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
[Remainder of page intentionally left blank]
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In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Pulmatrix, Inc.

By:
Name:
Title

PCL Merger Sub, Inc.

By:
Name:
Title:

~~PCL Merger Sub II, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

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In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Cullgen Inc.

By:
Name:
Title:

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Annex B
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PULMATRIX, INC.
Pulmatrix, Inc. (the “Corporation”), a corporation duly organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify that:
1. The Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split at a ratio of 1-for-[·], (ii) declaring such amendment to be advisable and in the best interest of the Corporation and (iii) calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.
2. Upon this Certificate of Amendment becoming effective, Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following new Section F immediately following the existing Section E thereof:
“F. Reverse Stock Split.
1. Effective as of [·] p.m. (Eastern Time) on [·], 2025 (such time, the “Effective Time”), a one-for-[·] reverse stock split of the shares of Common Stock, pursuant to which every [·] shares of the Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock from and after the Effective Time, without any action on the part of the Corporation or the respective stockholders thereof (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split).
2. Each stock certificate or book entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each stockholder of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”
3. Pursuant to the resolution of the Board of Directors, a special meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment.
4. This Certificate of Amendment has been duly approved by the holders of the requisite number of shares of capital stock of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware and the applicable provisions of the Amended and Restated Certificate of Incorporation.
5. This Certificate of Amendment shall become effective at [•], Eastern Time, on [•], 2025.
B-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this [•] day of [•], 2025.

PULMATRIX, INC., a Delaware corporation

By:
Name:	Peter Ludlum
Title:	Interim Chief Executive Officer

B-2

Annex C
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PULMATRIX, INC.
Pulmatrix, Inc. (the “Corporation”), a corporation duly organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify that:
1. The Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split at a ratio of 1-for-[·], (ii) declaring such amendment to be advisable and in the best interest of the Corporation and (iii) calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.
2. Upon this Certificate of Amendment becoming effective, paragraph A of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:
“A. Designation and Number of Shares.
The total number of shares of all classes of stock which the Corporation shall have the authority to issue is [•] shares, consisting of [•] shares of common stock, par value $0.0001 per share (the “Common Stock”), and 500,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.”
3. Pursuant to the resolution of the Board of Directors, a special meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment.
4. This Certificate of Amendment has been duly approved by the holders of the requisite number of shares of capital stock of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware and the applicable provisions of the Amended and Restated Certificate of Incorporation.
5. This Certificate of Amendment shall become effective at [•], Eastern Time, on [•], 2025.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this [•] day of [•], 2025.

PULMATRIX, INC., a Delaware corporation

By:
Name:	Peter Ludlum
Title:	Interim Chief Executive Officer

C-1

Annex D

Strictly Confidential
November 11, 2024
Pulmatrix, Inc.
945 Concord Street, Suite 1217
Framingham, MA 01701
Attention: Michael J. Higgins
Chairman of the Board of Directors
Members of the Board of Directors:
We have been advised that Pulmatrix, Inc., a Delaware corporation (“Pulmatrix” or “Parent”), proposes to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”), by and among Pulmatrix, PCL Merger Sub, Inc. a Delaware corporation (“First Merger Sub”) and wholly owned subsidiary of Parent, PCL Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs”) and wholly owned subsidiary of Parent, and Cullgen Inc. a Delaware corporation (“Cullgen” or the “Company”). Upon the terms and subject to the conditions set forth in the Agreement, at the First Effective Time, First Merger Sub will be merged with and into the Company (the “First Merger”), and the separate existence of First Merger Sub will cease. The Company will continue as the surviving corporation in the First Merger (the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth in the Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), and the separate existence of the First Step Surviving Corporation will cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the “Surviving Entity”). Pursuant to the terms and subject to the conditions set forth in the Agreement, upon consummation of the First Merger, (i) each share of Company Common Stock outstanding immediately prior to the First Effective Time (excluding shares of Company Capital Stock held as treasury stock immediately prior to the First Effective Time which will be canceled and excluding Dissenting Shares) will be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, and (ii) each share of Company Preferred Stock outstanding immediately prior to the First Effective Time (excluding shares of Company Capital Stock held as treasury stock immediately prior to the First Effective Time which will be canceled and excluding Dissenting Shares) will be converted solely into the right to receive a number of shares of Parent Common Stock equal to (x) the number of shares of Company Common Stock issuable upon conversion of each share of Company Preferred Stock multiplied by (y) the Exchange Ratio (collectively, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.
The Agreement contemplates that Parent may declare and pay a cash dividend on the shares of Parent Common Stock outstanding prior to the First Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions) up to an amount equal to the aggregate to Parent’s reasonable good faith approximation of the amount by which Parent’s Net Cash will exceed $2,500,000 (the “Parent Pre-Closing Dividend”), provided, however, that if the Closing Parent Net Cash is greater than $7,000,000 the Parent Pre-Closing Dividend Amount may not exceed (x) $4,500,000 plus (y) an amount equal to (A) 0.5 multiplied by (B) the Closing Parent Net Cash in excess of $7,000,000. For purposes of rendering our Opinion, we have assumed, with your consent, that the Parent Pre-Closing Dividend will be approximately $4,500,000 and that Parent Net Cash (as calculated pursuant to the Merger Agreement) will be approximately $2,500,000 at Closing after effecting the Parent Pre-Closing Dividend.

Pulmatrix, Inc.
November 11, 2024

For purposes of rendering our Opinion we have, with your consent, assumed that (i) prior to the closing of the Merger, the Parent Pre-Closing Dividend has occurred, (ii) the Exchange Ratio will be approximately 1.2491, and (iii) upon closing of the Merger, the holders of Company Common Stock, Company Preferred Stock, Company Options and Company Warrants will in the aggregate hold approximately 96.4% of the fully-diluted shares of Parent Common Stock and the holders of Parent Common Stock and Parent Warrants will in the aggregate hold approximately 3.6% of the fully-diluted shares of Parent Common Stock immediately following the Merger, after giving effect to the Parent Pre-Closing Dividend.
We have, with your consent, relied upon the assumption that all information provided to us by Pulmatrix and Cullgen is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Pulmatrix or Cullgen since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Pulmatrix or Cullgen, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Pulmatrix or Cullgen under any state or federal laws relating to bankruptcy, insolvency or similar matters.
Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which we have assumed that Pulmatrix and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.
We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.
We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
In your capacity as members of the Board of Directors of Pulmatrix (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.
In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:
•	Reviewed a draft of the Merger Agreement;
•	Reviewed and analyzed certain publicly available financial and other information for each of Pulmatrix and Cullgen;
•	Discussed with certain members of the management of Pulmatrix the historical and current business operations, financial condition and prospects of Pulmatrix and Cullgen;
•
Reviewed and analyzed certain operating results of Cullgen as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

Pulmatrix, Inc.
November 11, 2024

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;
•	Reviewed certain pro forma financial effects of the Merger; and
•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for purposes of this Opinion.
For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft Agreement that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; and (iv) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Pulmatrix, Cullgen, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.
It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Pulmatrix, dated as of November 6, 2024 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Merger required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Merger or to any stockholder of Pulmatrix or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Merger) or any other matter. Our Opinion does not address Pulmatrix’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Pulmatrix. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Pulmatrix, will trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on Pulmatrix, Cullgen or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Parent Common Stock in connection with the Merger or with respect to the fairness of any such compensation.
Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lucid will receive a fee for rendering our Opinion set forth below pursuant to the Engagement Letter, which is not contingent upon consummation of the Merger. In addition, Pulmatrix has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, Lucid has not had a relationship with Pulmatrix or its affiliates and has not received any fees from Pulmatrix or any of its affiliates except as described above. In the two years preceding the date hereof, Lucid has not had a relationship with Cullgen or any of its affiliates and has not received any fees from Cullgen or any of its affiliates. Lucid and its affiliates may

Pulmatrix, Inc.
November 11, 2024

in the future seek to provide investment banking or financial advisory services to Pulmatrix and Cullgen and/or their respective affiliates and expect to receive fees for the rendering of these services.
In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Pulmatrix, Cullgen or any other party that may be involved in the Merger and/or their respective affiliates.
Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Pulmatrix and the proposed Merger that may differ from the views of Lucid’s investment banking personnel.
The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Parent Common Stock.
Very truly yours,

Lucid Capital Markets, LLC

Annex E
FORM OF LOCK-UP AGREEMENT
November 13, 2024
Cullgen Inc.
12730 High Bluff Drive, Suite 250
San Diego, CA 92130
Ladies and Gentlemen:
The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Pulmatrix, Inc., a Delaware corporation (“Parent”), is entering into an Agreement and Plan of Merger, dated as of November 13, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with PCL Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, PCL Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, and Cullgen Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and (w) ending on the date that is 180 days after the Closing Date, (x) with respect to 75% of the Undersigned’s Shares, ending on the date that is twelve (12) months after the Closing Date, (y) with respect to 50% of the Undersigned’s Shares, ending on the date that is eighteen (18) months after the Closing Date, and (z) with respect to 25% of the Undersigned’s Shares, ending on the date that is twenty-four (24) months after the Closing Date (each such period the “Restricted Period”):
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities of Parent which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and Parent Common Stock or such other securities to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);
(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;
(3) make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement);
(4) except for any support agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or
(5) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:
(a) transfers of the Undersigned’s Shares:
(i) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares (D) by operation of Law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation, limited liability company or other entity, in each case, the beneficial ownership interests of all of which are held by or otherwise under common control (via beneficial ownership, contract or otherwise) with the undersigned or a Family Member of the undersigned;
(ii) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former partners, members, stockholders or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent (as constituted following the Closing); or
(iii) if the undersigned is a trust, to any grantors or beneficiaries of the trust;
provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to clauses (a)(i)(A), (a)(i)(E) or (a)(ii)(A) hereto) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer or distribution;
(b) the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(c) transfers to Parent in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(d) the establishment of a trading plan pursuant to Rule 10b5-l under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;
(e) the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(f) transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;
(g) transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;
(h) transfers pursuant to an order of a court or regulatory agency;
(i) transfers by the undersigned of shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing; or
(j) transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing);
provided, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.
For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions to a person or group of affiliated persons, of the Parent’s voting securities if, after such transfer, the Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Parent (or the surviving entity).
Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement, and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.
Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and/or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Parent Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, the Company shall promptly (and in any event within two (2) Business Days of such release) inform each relevant holder of Parent Common Stock of the terms of such Pro-Rata Release.
Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.
This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.
[SIGNATURE PAGE FOLLOWS]

The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by Pulmatrix, Inc.:

By:
Name:
Title:

Accepted and Agreed by Cullgen Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex F
CULLGEN INC.
2025 STOCK INCENTIVE PLAN
1.	Purpose
The purpose of this Cullgen Inc. 2025 Stock Incentive Plan, as amended and restated (the “Plan”) is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of Cullgen Inc. and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate Participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of Participants to those of the Company’s stockholders. The Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards and for Incentive Bonuses, which may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.
2.	Definitions
As used in the Plan, the following terms shall have the meanings set forth below:
(a) “Act” means the Securities Exchange Act of 1934, as amended.
(b) “Affiliate” means any entity in which the Company has a substantial direct or indirect equity interest, as determined by the Committee from time to time.
(c) “Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award or Incentive Bonus, or any combination of these, granted to a Participant pursuant to the provisions of the Plan, any of which may be subject to performance conditions.
(d) “Award Agreement” means a written or electronic agreement or other instrument as may be approved from time to time by the Committee and designated as such implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee and designated as such.
(e) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Act.
(f) “Board” means the Board of Directors of the Company.
(g) “Cause” has the meaning set forth in the written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means a Participant’s (i) dishonest statements or acts with respect to the Company or any Affiliate, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in material harm to the Company; (ii) conviction or plea of guilty or no contest to: (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform in all material respects the Participant’s assigned duties and responsibilities; (iv) gross negligence, willful misconduct that results in or is reasonably anticipated to result in material harm to the Company; (v) violation of any material provision of any agreement(s) between the Participant and the Company; or (vi) material violation of any written Company policies.
(h) “Change in Control” means, except as otherwise provided in an Award Agreement, the occurrence of any one of the following events:
(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person or any securities acquired directly from the Company or its Affiliates) representing 50% or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in Section 2(h)(iii)(A) below;
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(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: (A) individuals who, on the Effective Date (as defined below), constitute the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who were either directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;
(iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which would result in the holders of the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;
(iv) the implementation of a plan of complete liquidation or dissolution of the Company; or
(v) there is consummated a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.
(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.
(j) “Committee” means the Compensation Committee of the Board (or any successor committee) or such other committee as designated by the Board to administer the Plan under Section 6.
(k) “Common Stock” means the common stock of the Company, $0.0001 par value per share, or such other class or kind of shares or other securities as may be applicable under Section 16.
(l) “Company” means Cullgen Inc., a Delaware corporation, and except as utilized in the definition of Change in Control, any successor corporation.
(m) “Disability” has the meaning set forth in a written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. A determination of Disability shall be made by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Committee.
(n) “Dividend Equivalent” means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the share of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.
(o) “Effective Date” means the date on which the Plan takes effect, as defined pursuant to Section 4.
(p) “Eligible Person” any current or prospective employee, officer, non-employee director or other individual service provider of the Company or any Subsidiary; provided, however, that Incentive Stock Options may only be granted to employees of the Company or any of its “subsidiary corporations” within the meaning of Section 424 of the Code.
(q) “Fair Market Value” means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price of a share of Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the
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absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treas. Reg. § 409A-1(b)(5)(iv)(B) as the Committee deems appropriate.
(r) “Incentive Bonus” means a bonus opportunity awarded under Section 12 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria established for a specified performance period as specified in the Award Agreement.
(s) “Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.
(t) “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of November 13, 2024, by and among PULMATRIX, INC., a Delaware corporation (“Parent”), PCL MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent, PCL MERGER SUB II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent, and CULLGEN INC., a Delaware corporation.
(u) “Nonqualified Stock Option” means an Option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.
(v) “Option” means a right to purchase a number of shares of Common Stock at such exercise price, at such times and on such other terms and conditions as are specified in or determined pursuant to an Award Agreement. Options granted pursuant to the Plan may be Incentive Stock Options or Nonqualified Stock Options.
(w) “Other Stock-Based Award” means an Award granted to an Eligible Person under Section 11.
(x) “Outstanding Common Stock” means the sum of (i) the shares of Common Stock outstanding and (ii) the shares of Common Stock underlying the Company’s preferred stock, par value $0.0001 (determined on an as-converted basis without regard to any limitations on such conversion).
(y) “Participant” means any Eligible Person to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.
(z) “Person” shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 14(d) and 15(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.
(aa) “Restricted Stock” means an Award or issuance of Common Stock the grant, issuance, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.
(bb) “Restricted Stock Unit” means an Award denominated in units of Common Stock under which the issuance of shares of such Common Stock (or cash payment in lieu thereof) is subject to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.
(cc) “Separation from Service” or “Separates from Service” means a Termination of Employment that constitutes a “separation from service” within the meaning of Section 409A of the Code.
(dd) “Stock Appreciation Right” or “SAR” means a right granted that entitles the Participant to receive, in cash or Common Stock or a combination thereof, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.
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(ee) “Subsidiary” means any business association (including a corporation or a partnership, other than the Company) in an unbroken chain of such associations beginning with the Company if each of the associations other than the last association in the unbroken chain owns equity interests (including stock or partnership interests) possessing 50% or more of the total combined voting power of all classes of equity interests in one of the other associations in such chain.
(ff)  “Substitute Awards” means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
(gg) “Termination of Employment” means ceasing to serve as an employee of the Company and its Subsidiaries or, with respect to a non-employee director or other service provider, ceasing to serve as such for the Company and its Subsidiaries, except that with respect to all or any Awards held by a Participant (i) the Committee may determine that a leave of absence (including as a result of a Participant’s short-term or long-term disability or other medical leave) or employment on a less than full-time basis is considered a “Termination of Employment,” (ii) the Committee may determine that a transition from employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a “Termination of Employment,” (iii) service as a member of the Board shall constitute continued service with respect to Awards granted to a Participant while he or she served as an employee, (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider, and (v) the Committee may determine that a transition from employment with the Company or a Subsidiary to service to the Company or a Subsidiary other than as an employee shall constitute a “Termination of Employment”. The Committee shall determine whether any corporate transaction, such as a sale or spin-off of a division or Subsidiary that employs or engages a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant’s Awards, and the Committee’s decision shall be final and binding.
3.	Eligibility
Any Eligible Person is eligible for selection by the Committee to receive an Award.
4.	Effective Date and Termination of Plan
This Plan became effective on the Closing Date (as defined in the Merger Agreement) (the “Effective Date”). The Plan shall remain available for the grant of Awards until May 6, 2035. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.
5.	Shares Subject to the Plan and to Awards
(a) Aggregate Limits. The aggregate number of shares of Common Stock issuable under the Plan shall be equal to (i) 10% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, plus (ii) any shares of Common Stock added as a result of the following sentence (collectively, the “Share Pool”). The Share Pool will automatically increase on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2034 in an amount equal to 5% of the Outstanding Common Stock on the preceding December 31; provided, however, that the Committee may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence. The aggregate number of shares of Common Stock available for grant under this Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section 16 shall be subject to adjustment as provided in Section 16. The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.
(b) Issuance of Shares. For purposes of Section 5(a), the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award. Shares of Common Stock subject to Awards that have been canceled, expired, forfeited
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or otherwise not issued under an Award and shares of Common Stock subject to Awards settled in cash shall not count as shares of Common Stock issued under this Plan. The aggregate number of shares available for issuance under this Plan at any time shall not be reduced by (i) shares subject to Awards that have been terminated, expired unexercised, forfeited or settled in cash, (ii) shares subject to Awards that have been retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award, or (iii) shares subject to Awards that otherwise do not result in the issuance of shares in connection with payment or settlement thereof. In addition, shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award shall be available for issuance under this Plan.
(c) Substitute Awards. Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares (i) shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, (ii) shall only be made to individuals who were not employees or service providers of the Company or its Affiliates at the time of such acquisition or combination, and (iii) shall comply with the requirements of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.
(d) Tax Code Limits. The aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall be equal to 10% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, which number shall be calculated and adjusted pursuant to Section 16 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code.
(e) Limits on Non-Employee Director Compensation. The aggregate dollar value of equity-based (based on the grant date Fair Market Value of equity-based Awards) and cash compensation granted under this Plan or otherwise to any non-employee director for service on the Board shall not exceed $500,000 during any calendar year; provided, however, that in the calendar year in which a non-employee director first joins the Board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the non-employee director may be up to $750,000.
6.	Administration of the Plan
(a) Administrator of the Plan. The Plan shall be administered by the Committee. The Board shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent. Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. To the maximum extent permissible under applicable law, the Committee (or any successor) may by resolution delegate any or all of its authority to one or more subcommittees composed of one or more directors and/or officers of the Company, and any such subcommittee shall be treated as the Committee for all purposes under this Plan. Notwithstanding the foregoing, if the Board or the Committee (or any successor) delegates to a subcommittee comprised of one or more officers of the Company the authority to grant Awards, no such subcommittee shall designate any officer serving thereon or any officer (within the meaning of Section 16 of the Act) or non-employee director of the Company as a recipient of any Awards granted under such delegated authority. The Committee hereby delegates to and designates the Chief Financial Officer of the Company (or such other officer with similar authority), and to his or her delegates or designees, the authority to assist the Committee in the day-to-day administration of the Plan and of Awards granted under the Plan, including those powers set forth in Section 6(b)(v) through (xi) and to execute Award Agreements or other documents entered into under this Plan on behalf of the Committee or the Company. The Committee may further designate and delegate to one or more additional officers or employees of the
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Company or any Subsidiary, and/or one or more agents, authority to assist the Committee in any or all aspects of the day-to-day administration of the Plan and/or of Awards granted under the Plan.
(b) Powers of Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including:
(i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein;
(ii) to determine which Persons are Eligible Persons, to which of such Eligible Persons, if any, Awards shall be granted hereunder and the timing of any such Awards;
(iii) to prescribe and amend the terms of the Award Agreements, to grant Awards and determine the terms and conditions thereof;
(iv) to reduce the exercise price of a previously awarded Option or Stock Appreciation Right or cancel and re-grant or exchange such Option or Stock Appreciation Right for cash or a new Award with a lower (or no) exercise price, with any such determination made by the Committee in its sole discretion, in each case, without stockholder approval;
(v) to adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by Eligible Persons who are not citizens of, or subject to taxation by, the United States or who are employed outside the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States; provided, however, that Board approval will not be necessary for immaterial modifications to this Plan or any Award Agreement that are required for compliance with the laws of the relevant jurisdiction;
(vi) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability or settlement of any Award;
(vii) to prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan;
(viii) to determine the extent to which adjustments are required pursuant to Section 16;
(ix) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;
(x) to approve corrections in the documentation or administration of any Award; and
(xi) to make all other determinations deemed necessary or advisable for the administration of this Plan.
Notwithstanding anything in this Plan to the contrary, with respect to any Award that is “deferred compensation” under Section 409A of the Code, the Committee shall exercise its discretion in a manner that causes such Awards to be compliant with or exempt from the requirements of Section 409A of the Code. Without limiting the foregoing, unless expressly agreed to in writing by the Participant holding such Award, the Committee shall not take any action with respect to any Award which constitutes (x) a modification of a stock right within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(B) so as to constitute the grant of a new stock right, (y) an extension of a stock right, including the addition of a feature for the deferral of compensation within the meaning of Treas. Reg. § 1.409A-1 (b)(5)(v)(C), or (z) an impermissible acceleration of a payment date or a subsequent deferral of a stock right subject to Section 409A of the Code within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(E).
The Committee may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in Section 20, waive or amend the operation of Plan provisions respecting exercise after Termination of Employment. The Committee or any member thereof may, in its sole and absolute discretion, except as otherwise provided in Section 20, waive, settle or adjust any of the terms of any Award so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe).
(c) Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of, or operation of, any
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Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select. Members of the Board and members of the Committee acting under the Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability except for as a result of gross negligence or willful misconduct in the performance of their duties.
(d) Subsidiary Awards. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by the Company issuing any subject shares of Common Stock to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Participant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.
7.	Plan Awards
(a) Terms Set Forth in Award Agreement. Awards may be granted to Eligible Persons as determined by the Committee at any time and from time to time prior to the termination of the Plan. The terms and conditions of each Award shall be set forth in an Award Agreement in a form approved by the Committee for such Award, subject to and incorporating by reference or otherwise the applicable terms and conditions of the Plan, which Award Agreement may contain such terms and conditions as specified from time to time by the Committee, provided such other terms and conditions do not conflict with the Plan. The Award Agreement for any Award (other than Restricted Stock Awards) shall include the time or times at or within which and the consideration, if any, for which any shares of Common Stock or cash, as applicable, may be acquired from the Company. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. Accordingly, the terms of individual Award Agreements may vary.
(b) Termination of Employment. Subject to the express provisions of the Plan, the Committee shall specify before, at, or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant’s Termination of Employment.
(c) Rights of a Stockholder. A Participant shall have no rights as a stockholder with respect to shares of Common Stock covered by an Award (including voting rights) until the date the Participant becomes the holder of record of such shares of Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided in Sections 10(b), 11(b) or 16 of this Plan or as otherwise provided by the Committee.
(d) No Fractional Shares. No fractional shares of Common Stock shall be issued pursuant to an Award or in settlement thereof.
8.	Options
(a) Grant, Term and Price. The grant, issuance, retention, vesting and/or settlement of any Option shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of an Option shall in no event be greater than 10 years; provided, however, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law or the Company’s insider trading policy from exercising the Option, which extension shall expire on the 30th day following the date such prohibition no longer applies. The Committee will establish the price at which Common Stock may be purchased upon exercise of an Option, which in no event will be less than the Fair Market Value of such shares on the date of grant; provided, however, that the exercise price per share of Common Stock with respect to an Option that is granted as a Substitute Award may be less than the Fair Market Value of the shares of Common Stock on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A of the Code, if such options held by such optionees are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code, and (ii) Section 424(a) of the
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Code, if such options held by such optionees are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price of any Option may be paid in cash to the Company or such other method as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares of Common Stock issuable under an Option, the delivery of previously owned shares of Common Stock or withholding of shares of Common Stock otherwise deliverable upon exercise.
(b) Repricing. The Committee may, without stockholder approval, (i) reduce the exercise price of a previously awarded Option and (ii) cancel and re-grant or exchange a previously awarded Option for cash or a new Award with a lower (or no) exercise price.
(c) Incentive Stock Options. Notwithstanding anything to the contrary in this Section 8, in the case of the grant of an Incentive Stock Option, if the Participant owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110% of the Fair Market Value of the shares of Common Stock on the date of grant and the Option must expire within a period of not more than five years from the date of grant. Notwithstanding anything in this Section 8 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (ii) such Options otherwise remain exercisable but are not exercised within three months (or such other period of time provided in Section 422 of the Code) of separation of service (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder).
(d)  No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares.
9.	Stock Appreciation Rights
(a) General Terms. The grant, issuance, retention, vesting and/or settlement of any Stock Appreciation Right shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of a Stock Appreciation Right shall in no event be greater than 10 years; provided, however, the term of a Stock Appreciation Right shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Appreciation Right is prohibited by law or the Company’s insider trading policy from exercising the Stock Appreciation Right which extension shall expire on the 30th day following the date such prohibition no longer applies. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of Options granted under the Plan (“tandem SARs”) or not in conjunction with other Awards (“freestanding SARs”). Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Option exercise. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, provided that the Fair Market Value of Common Stock on the date of the SAR’s grant is not greater than the exercise price of the related Option. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 8 and all tandem SARs shall have the same exercise price as the Option to which they relate. Subject to the provisions of Section 8 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock, cash, Restricted Stock or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement.
(b) Repricing. The Committee may, without stockholder approval, (i) reduce the exercise price of a previously awarded Stock Appreciation Right and (ii) cancel and re-grant or exchange a previously awarded Stock Appreciation Right for cash or a new Award with a lower (or no) exercise price.
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(c) No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Award of Stock Appreciation Rights or any shares of Common Stock subject to an Award of Stock Appreciation Rights until the Participant has become the holder of record of such shares.
10.	Restricted Stock and Restricted Stock Units
(a) Vesting and Performance Criteria. The grant, issuance, vesting and/or settlement of any Award of Restricted Stock or Restricted Stock Units shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. In addition, the Committee shall have the right to grant Restricted Stock or Restricted Stock Unit Awards as the form of payment for grants or rights earned or due under other stockholder-approved compensation plans or arrangements of the Company.
(b) Dividends and Distributions. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock, unless determined otherwise by the Committee. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and/or subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or distributions only to the extent provided by the Committee.
11.	Other Stock-Based Awards
(a) General Terms. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Common Stock, other Awards, or other property, as the Committee shall determine.
(b) Dividends and Distributions. Shares underlying Other Stock-Based Awards shall be entitled to dividends or distributions only to the extent provided by the Committee.
12.	Incentive Bonuses
(a) Vesting Criteria. The Committee shall establish the vesting conditions applicable to an Incentive Bonus, including any performance criteria and level of achievement versus such criteria that may determine the amount payable under an Incentive Bonus, which may include a target, threshold and/or maximum amount payable and any formula for determining such achievement.
(b) Timing and Form of Payment. The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Common Stock, as determined by the Committee.
(c) Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on may be adjusted by the Committee on the basis of such further considerations as the Committee shall determine.
13.	Performance Awards
The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock, Restricted Stock Units, Other Stock-Based Awards or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award (any such Award, a “Performance Award”). A Performance Award may be identified as “Performance Share,” “Performance Equity,” “Performance Unit” or other such term as chosen by the Committee.
14.	Deferral of Payment
The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Stock or cash upon settlement, vesting or other events with respect to Restricted Stock Units, Other Stock-Based Awards or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will
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any election to defer the delivery of Common Stock or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code. The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or the Committee in respect thereof.
15.	Conditions and Restrictions Upon Securities Subject to Awards
The Committee may provide that the Common Stock issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued under an Award, including (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.
16.	Adjustment of and Changes in the Stock
(a)  The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of shares of Common Stock subject to the limits set forth in Section 5, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Outstanding Common Stock. Such adjustment may be designed to comply with Section 424 of the Code or may be designed to treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company’s securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, performance criteria, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No fractional shares of Common Stock shall be issued or issuable pursuant to such an adjustment.
(b) In the event there shall be any other change in the number or kind of outstanding shares of Common Stock, or any stock or other securities into which such Common Stock shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected, which adjustments need not be uniform between different Awards or different types of Awards. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised, consistent with and as otherwise permitted under Section 409A of the Code, and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.
(c) In the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may take one or more of the following actions, which may vary among individual Participants and/or among Awards held by any individual Participant: (i) arrange for the assumption of an outstanding Award by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such Option or Stock Appreciation Right, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code; (ii) provide for the issuance of substitute awards by the successor or acquiring entity (if any) of such Change in Control (or by its parents,
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if any) that will substantially preserve the otherwise applicable terms of the outstanding Award as determined by the Committee in its sole discretion; (iii) accelerate vesting or waive any forfeiture conditions; (iv) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of Participants thereunder shall terminate; or (v) make such other adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control. Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards or issue substitute awards upon the Change in Control, unless determined otherwise by the Committee, immediately prior to the Change in Control, all Awards that are not assumed, continued or substituted for shall be treated as follows effective immediately prior to the Change in Control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, (B) in the case of any Award the vesting of which is in whole or in part subject to performance criteria or an Incentive Bonus, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse and the Participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the Committee, and (C) in the case of outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards (other than those referenced in subsection (B)), all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse. In no event shall any action be taken pursuant to this Section 16(c) that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.
(d) Notwithstanding anything in this Section 16 to the contrary, in the event of a Change in Control, the Committee may provide for the cancellation and cash settlement of all outstanding Awards upon such Change in Control (including the cancellation for no consideration of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the per share consideration in such transaction).
(e) Notwithstanding anything in this Section 16 to the contrary, an adjustment to an Option or Stock Appreciation Right under this Section 16 shall be made in a manner that will not result in the grant of a new Option or Stock Appreciation Right under Section 409A of the Code.
17.	Transferability
Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, (a) outstanding Options may be exercised following the Participant’s death by the Participant’s beneficiaries or as permitted by the Committee and (b) as permitted by the Committee, a Participant may transfer or assign an Award as a gift to any “family member” (as such term is defined in the Registration Statement on Form S-8) (an “Assignee Entity”), provided that such Assignee Entity shall be entitled to exercise assigned Options and Stock Appreciation Rights only during the lifetime of the assigning Participant (or following the assigning Participant’s death, by the Participant’s beneficiaries or as otherwise permitted by the Committee) and provided further that such Assignee Entity shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award.
18.	Compliance with Laws and Regulations
(a) This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant’s name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Stock shall be issued and/or transferable under any other Award unless a registration
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statement with respect to the Common Stock underlying such Option is effective and current or the Company has determined, in its sole and absolute discretion, that such registration is unnecessary.
(b) In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company’s obligations with respect to tax equalization for Participants employed outside their home country.
19.	Withholding
To the extent required by applicable federal, state, local or foreign law, the Committee may, and/or a Participant shall, make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Award or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant rights under an Award, to issue shares of Common Stock or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other Award held by the Participant, or by the Participant tendering to the Company cash or, if allowed by the Committee, shares of Common Stock.
20.	Amendment of the Plan or Awards
The Board may amend, alter, suspend or terminate this Plan, and the Committee may amend or alter any Award Agreement or other document evidencing an Award made under this Plan; however, except as provided pursuant to the provisions of Section 16, no such amendment shall, without the approval of the stockholders of the Company:
(a) increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;
(b) extend the term of this Plan;
(c) change the class of Persons eligible to be Participants; or
(d) otherwise amend the Plan in any manner requiring stockholder approval by law or the rules of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.
No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would materially impair the rights of the holder of an Award without such holder’s consent; provided, however, that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.
21.	No Liability of Company
The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board, the Committee and any delegate thereof shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, vesting, exercise or settlement of any Award granted hereunder.
22.	Non-Exclusivity of Plan
Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.
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23.	Governing Law
This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware (without regard to its choice of law provisions). Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.
24.	No Right to Employment, Reelection or Continued Service
Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its Affiliates to terminate any Participant’s employment, service on the Board or service at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its Affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its Affiliates.
25.	Specified Employee Delay
To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon Separation from Service before the date that is six months after the specified employee’s Separation from Service (or, if earlier, the specified employee’s death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee’s Separation from Service (or, if earlier, as soon as administratively practicable after the specified employee’s death).
26.	No Liability of Committee Members
No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s Certificate of Incorporation and Bylaws (as each may be amended from time to time), as a matter of law, pursuant to any individual agreement or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
27.	Severability
If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.
28.	Unfunded Plan
The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.
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29.	Clawback/Recoupment
Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Rule 10D-1 under the Exchange Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Company.
30.	Beneficiary Designation
Participants may designate beneficiaries with respect to Awards under the Plan in accordance with the procedures determined by the Committee. In the absence of a beneficiary designation, a Participant’s estate will be the deemed beneficiary.
31.	Interpretation
Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.
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Annex G
CULLGEN INC.
2025 EMPLOYEE STOCK PURCHASE PLAN
1.	Purpose
The purpose of this Cullgen Inc. 2025 Employee Stock Purchase Plan (the “Plan”) is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated Contributions. The Company’s intention is to have the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.
2.	Definitions
As used in the Plan, the following terms shall have the meanings set forth below:
(a) “Administrator” means the Compensation Committee of the Board (or any successor committee), or such other committee as designated by the Board to administer the Plan under Section 14.
(b) “Applicable Laws” means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any foreign country or jurisdiction where options are, or will be, granted under the Plan.
(c) “Board” means the Board of Directors of the Company.
(d) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.
(e) “Common Stock” means the common stock of the Company, $0.0001 par value per share.
(f) “Company” means Cullgen Inc., a Delaware corporation, and any successor corporation.
(g) “Compensation” means an Eligible Employee’s base salary or base hourly rate of pay before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, but excluding commissions, overtime, incentive compensation, bonuses and other forms of compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for an Offering Period.
(h) “Contributions” means the payroll deductions and any other additional payments that the Administrator may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan, subject to Section 423 of the Code.
(i) “Designated Subsidiary” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. As of the date of adoption of the Plan, the Designated Subsidiaries consist exclusively of: [•].
(j) “Effective Date” means the Closing Date (as defined in the Merger Agreement).
(k) “Eligible Employee” means any person, including an officer, who is customarily employed by the Company or a Designated Subsidiary (i) for more than 20 hours per week and (ii) for more than five months in any calendar year. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the 91st day of such leave. “Eligible Employee” shall not include any person who is a citizen or resident of a foreign jurisdiction if granting them an option under the Plan would violate the law of such jurisdiction, or if compliance with the laws of the jurisdiction would cause the Plan to violate Section 423 of the Code.
(l) “Employer” means the Company and each Designated Subsidiary.
(m) “Enrollment Date” means the first Trading Day of each Offering Period.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.
(o) “Exercise Date” means the last Trading Day of each Offering Period.
(p) “Fair Market Value” means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price for the Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Administrator deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.
(q) “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization dated as of November 13, 2024, by and among PULMATRIX, INC., a Delaware corporation (“Parent”), PCL MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent, PCL MERGER SUB II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent, and CULLGEN INC., a Delaware corporation.
(r) “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.
(s) “Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 4. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treasury Regulation Section 1.423-2(a)(1), the terms of each Offering need not be identical; provided, however, that the terms of the Plan and an Offering together satisfy Treasury Regulation Sections 1.423-2(a)(2) and (a)(3).
(t) “Offering Periods” means the periods established by the Administrator (not to exceed 27 months) during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 4, 18, and 19. The first Offering Period shall commence on a date established by the Administrator and end on the next December 10th or June 10th that follows the Effective Date (or such other date as determined by the Administrator), and subsequent Offering Periods shall be each six-month period commencing the day after the prior Offering Period ends and ending on each December 10th and June 10th (or such other date as determined by the Administrator).
(u) “Outstanding Common Stock” means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants, and (iii) the shares of Common Stock underlying the Company’s preferred stock, par value $0.0001 per share.
(v) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.
(w) “Participant” means an Eligible Employee who elects to participate in the Plan.
(x) “Purchase Period” means the period during an Offering Period during which shares of Common Stock may be purchased on a Participant’s behalf in accordance with the terms of the Plan. Unless the Administrator determines otherwise, during the first Offering Period, the Purchase Period will begin on the first date of such Offering Period and end on the last day of such Offering Period, and subsequent Purchase Periods shall be each six-month period commencing thereafter. Unless the Administrator determines otherwise, each Purchase Period following the first Purchase Period will be a six-month period.
(y) “Purchase Price” means an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided, however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any other Applicable Law) or pursuant to Section 18.
(z) “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(aa) “Trading Day” means a day on which the national stock exchange upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on a national stock exchange, a business day as determined by the Administrator in good faith.
(bb) “Treasury Regulations” means the Treasury regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.
3.	Eligibility
(a) Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan if he or she was employed by the Company for at least 30 calendar days (unless otherwise determined by the Administrator) immediately preceding the Enrollment Date, subject to the requirements of Section 5; provided, however, that an Eligible Employee who commences employment with the Company or a Designated Subsidiary following such 30-day period (or such other period as determined by the Administrator) will be eligible to participate in the Plan at the beginning of the next Purchase Period to occur that is at least 30 calendar days (or such other period as determined by the Administrator) following the commencement of his or her employment with the Company or a Designated Subsidiary. Eligible Employees who do not elect to participate in the Plan on a given Enrollment Date may elect to participate in the Plan at the beginning of any subsequent Purchase Period, as determined by the Administrator.
(b) Non-U.S. Employees. Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code. In addition, as provided in Section 14, the Administrator may establish one or more sub-plans of the Plan (which may, but are not required to, comply with the requirements of Section 423 of the Code) to provide benefits to employees of Designated Subsidiaries located outside the United States in a manner that complies with local law. Any such sub-plan will be a component of the Plan and will not be a separate plan.
(c) Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate that exceeds $25,000 worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder.
4.	Offering Periods
The Plan will be implemented by consecutive Offering Periods with new Offering Periods commencing at such times as determined by the Administrator. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) without stockholder approval.
5.	Participation
An Eligible Employee may participate in the Plan by (i) submitting to the Company’s Finance department (or its delegate), on or before a date determined by the Administrator prior to an applicable Enrollment Date, a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure determined by the Administrator.
6.	Contributions
(a) At the time a Participant enrolls in the Plan pursuant to Section 5, such Participant will elect to have payroll deductions made on each pay day or other Contributions (to the extent permitted by the Administrator)

made during the Offering Period (or portion thereof) in an amount equal to at least 1% but not exceeding 15% of the Compensation (or such other percentage of Compensation as determined by the Administrator in its sole discretion, prior to the commencement of an applicable Offering Period), that the Participant receives on each pay day during the Offering Period; provided, however, that should a pay day occur on an Exercise Date, a Participant will have any payroll deductions made on such day applied to his or her notional account under the subsequent Purchase Period or Offering Period. The minimum permissible projected Contribution by any Participant for an Offering Period shall be $500. The maximum permissible Contribution by any Participant for all Offering Periods during any calendar year shall be $25,000. The Administrator, in its sole discretion and to the extent permitted by Section 423 of the Code, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check, or other means set forth in the subscription agreement prior to each Exercise Date of each Purchase Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10.
(b) Payroll deductions for a Participant will commence on the first pay day following the Enrollment Date (or such later date on which a Participant enrolls in the Plan pursuant to Section 5) and will end on the last pay day prior to the Exercise Date of such Purchase Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10; provided, however, that with respect to the first Offering Period, payroll deduction for a Participant will not commence until such time as determined by the Administrator.
(c) All Contributions made for a Participant will be credited to his or her notional account under the Plan and payroll deductions will be made in whole percentages only. Except to the extent permitted by the Administrator pursuant to Section 6(a), a Participant may not make any additional payments into such notional account.
(d) A Participant may discontinue his or her participation in the Plan as provided in Section 10. Participants shall not be permitted to increase or to otherwise decrease their rates of Contributions during a Purchase Period unless otherwise determined by the Administrator in its sole discretion; provided, however, that Participants shall be permitted to increase or decrease their rates of Contributions effective as of the beginning of each Purchase Period.
(e) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code, a Participant’s Contributions may be decreased to 0% at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10.
(f) At the time the option under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local, or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the United States, national insurance, social security, or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company or the Employer deems appropriate to the extent permitted by Treasury Regulation Section 1.423-2(f).
7.	Grant of Option
On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period (or any Purchase Period within such Offering Period) will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing (i) such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s notional account as of the Exercise Date by (ii) the applicable Purchase Price; provided, however, that in no event will an Eligible Employee be permitted to purchase during each Purchase Period more than

20,000 shares of Common Stock (subject to any adjustment pursuant to Section 18); provided, further, that such purchase will be subject to the limitations set forth in Sections 3(c) and 13. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period of an Offering Period. Exercise of the option will occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.
8.	Exercise of Option
(a) Unless a Participant withdraws from the Plan as provided in Section 10, such Participant’s option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her notional account. No fractional shares of Common Stock will be purchased; unless determined by the Administrator, any Contributions accumulated in a Participant’s notional account that are not sufficient to purchase a full share will be retained in the Participant’s notional account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the Participant as provided in Section 10. Any other funds left over in a Participant’s notional account after the Exercise Date will be returned to the Participant (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12). During a Participant’s lifetime, a Participant’s option to purchase shares hereunder is exercisable only by him or her.
(b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect, or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 19. The Company may make a pro rata allocation of the shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date.
9.	Delivery
As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 9.
10.	Withdrawal
A Participant may withdraw all, but not less than all, the Contributions credited to his or her notional account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s Finance department (or its delegate) a written notice of withdrawal in the form determined by the Administrator for such purpose, or (b) following an electronic or other withdrawal procedure determined by the Administrator. All the Participant’s Contributions credited to his or her notional account will be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.
11.	Termination of Employment
Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s notional account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant’s option will be automatically terminated. In no event may a Participant be granted an option under the Plan following his or her termination of employment unless such Participant subsequently becomes an Eligible Employee again.
12.	Interest
No interest will accrue on the Contributions of a Participant in the Plan, except as may be required by Applicable Law, as determined by the Company, and if so required by the laws of a particular jurisdiction, shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by Treasury Regulation Section 1.423-2(f).
13.	Stock
(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan shall be equal to (i) a number equal to the lesser of (x) 1,000,000 or (y) 1% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, plus (ii) any shares of Common Stock added as a result of the following sentence (collectively, the “Share Pool”). The Share Pool will automatically increase on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035 in an amount equal to 1% of the Outstanding Common Stock on the preceding December 31; provided, however, that the Administrator may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence.
(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.
(c) Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse.
14.	Administration
The Plan shall be administered by the Administrator. The Board shall fill vacancies on, and from time to time may remove or add members to, the Administrator. Any power of the Administrator may also be exercised by the Board. The Administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the Plan, to designate separate Offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan, and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 13(a), but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan). Unless otherwise determined by the Administrator, the employees eligible to participate in each sub-plan will participate in a separate Offering. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures, and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the United States. The Administrator hereby delegates to and designates the Chief Financial Officer of the Company (or such other officer with similar authority), and to his or her delegates or designates, the authority to assist the Administrator in the day-to-day administration of the Plan. The Administrator may also delegate some or all of its responsibilities to one or more other persons (which may include Company personnel) and, to the extent there has been any such delegation, any reference in the Plan to the Administrator shall include the delegate of the Administrator. Every finding, decision, and determination made by the Administrator will, to the full extent permitted by Applicable Laws, be final and binding upon all parties.
15.	Designation of Beneficiary
(a) If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant’s notional account under the Plan in the event of such Participant’s death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant’s notional account under the Plan in the event of such Participant’s death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.
(b) Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent, or relative is known to the Company, then to such other person as the Company may designate.
(c) All beneficiary designations will be in such form and manner as the Administrator may designate from time to time. Notwithstanding Sections 15(a) and 15(b), the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by Treasury Regulation Section 1.423-2(f).
16.	Transferability
Neither Contributions credited to a Participant’s notional account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.
17.	Use of Funds
The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings in which applicable local law requires that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.
18.	Adjustments, Dissolution, Liquidation, Merger or Other Corporate Transaction
(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common

Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Sections 7 and 13.
(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.
(c) Merger or Other Corporate Transaction. In the event of a merger, sale, or other similar corporate transaction involving the Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period shall end. The New Exercise Date will occur before the date of the Company’s proposed merger, sale, or other similar corporate transaction. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.
19.	Amendment or Termination
(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 18). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ notional accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12) as soon as administratively practicable.
(b) Without stockholder consent and without limiting Section 19(a), the Administrator will be entitled to change the Offering Periods or Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.
(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend, or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:
(i) amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;
(ii) altering the Purchase Price for any Offering Period or Purchase Period including an Offering Period or Purchase Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period or Purchase Period by setting a New Exercise Date, including an Offering Period or Purchase Period underway at the time of the Administrator action;
(iv) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and
(v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period or Purchase Period.
Such modifications or amendments will not require stockholder approval or the consent of any Participants.
20.	Notices
All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
21.	Conditions Upon Issuance of Shares
(a) Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.
(b) As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of Applicable Law.
22.	Term of Plan
The Plan will become effective upon the Effective Date. It will continue in effect until terminated pursuant to Section 19.
23.	Stockholder Approval
The Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.
24.	Governing Law
This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware (without regard to its choice of law provisions). Any reference in this Plan or in any agreements or other documents hereunder to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule, or regulation of similar effect or applicability.
25.	Severability
If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.
26.	Interpretation
Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term, or matter shall not be construed to limit such statement, term, or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term, or matter. References herein to any agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

EXHIBIT A
CULLGEN INC.
2025 EMPLOYEE STOCK PURCHASE PLAN
SUBSCRIPTION AGREEMENT

Original Application	Offering Date:
Change in Payroll Deduction Rate

1.              hereby elects to participate in the Cullgen Inc. 2025 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Capitalized terms used but not defined in this Subscription Agreement have the meanings provided under the Plan.
2. I hereby authorize payroll deductions from each paycheck in the amount of   % of my Compensation on each payday (from 1% to 15%) during the Offering Period in accordance with the Plan, commencing with the next Offering Period; provided, however, that, in no event may more than $25,000 of Common Stock be purchased under the Plan in any calendar year. The minimum permissible projected Contribution for the Offering Period is $500. (Please note that no fractional percentages are permitted.)
3. I understand that the payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan.
4. I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.
5. Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of              (Eligible Employee or Eligible Employee and Spouse only).
6. I understand that if I dispose of any shares received by me pursuant to the Plan within two years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the holding period, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the Purchase Price which I paid for the shares, or (b) 15% of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.
7. I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee’s Social Security #:
Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Date:
Signature

EXHIBIT B
CULLGEN INC.
2025 EMPLOYEE STOCK PURCHASE PLAN
NOTICE OF WITHDRAWAL
The undersigned Participant in the Offering Period of the Cullgen Inc. 2025 Employee Stock Purchase Plan that began on       ,     (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as soon as reasonably practicable all the payroll deductions credited to his or her notional account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be automatically terminated. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement.

Participant’s Name:
Participant’s Address:

Date:
Signature

Annex H
Section 262 of the Delaware General Corporation Law
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h)

of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex I
FORM OF CULLGEN SUPPORT AGREEMENT
This Support Agreement (this “Agreement”) is made and entered into as of [•], 2024, by and among Cullgen Inc., a Delaware corporation (the “Company”), Pulmatrix, Inc., a Delaware corporation (“Parent”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company, PCL Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “First Merger Sub”) and PCL Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Second Merger Sub,” and together with First Merger Sub, “Merger Sub”), have entered into an Agreement and Plan of Merger and Reorganization, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (i) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) the Company will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub surviving the Second Merger as the surviving company, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.
WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) and has sole or shared voting power with respect to such number of Shares, and holds Company Options to acquire the number of Shares, as indicated in Appendix A.
WHEREAS, as an inducement and a condition to the willingness of Parent to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.
NOW, THEREFORE, in consideration of, and as a condition to, Parent entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:
1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:
(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.
(b) “Shares” means (i) all shares of Company Capital Stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Company Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of the Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.
(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company and Parent as follows:
(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.
(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, the Third Amended and Restated Voting Agreement of the Company, dated as of April 13, 2023 (the “Voting Agreement”), and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.
(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.
(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) with respect to such Stockholder’s Company Options (and any Shares underlying such Company Options) which expire on or prior to the Expiration Date, Transfers of Shares to the Company (or effecting a “net exercise” of a Company Option) as payment for the (a) exercise price of such Stockholder’s Company Options and (b) taxes applicable to the exercise of such Stockholder’s Company Options, (vii) transfers to another holder of capital stock of the Company that has signed a support agreement that is reasonably acceptable to Parent, (viii) transfers, sales or other dispositions as Parent may otherwise agree in writing in its sole discretion; provided, that in the cases of clauses (i)-(viii), (1) such Transferred Shares shall continue to be bound by this Agreement and (2) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, (ix) purchased from the Company on or about the Closing Date but prior to the Closing, or (x) to the extent required by applicable Law.
(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company and Parent as follows:
(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of the Contemplated Transactions, including any matter that could reasonably be expected to facilitate the Contemplated Transactions, and (C) against any Acquisition Proposals, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the other Contemplated Transactions. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.
(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.
(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.
5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Subs to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.
6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, take any action that the Company is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis.
7. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Parent and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Parent and the Company is an intended third-party beneficiary of this Section 7.
8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company.
9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:
(a) (i) The Stockholder is the beneficial or record owner of the shares of Company Capital Stock, and/or Company Options indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Investors’ Rights Agreement of the Company, dated as of April 13, 2023 (the “Investors’ Rights Agreement”), the Right of First Refusal and Co-Sale Agreement of the Company, dated as of April 13, 2023 (the “ROFR”), any lock-up agreement entered into by and between the Stockholder, the Company and Parent, and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares Company Capital Stock set forth in Appendix A.
(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.
(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.
(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the

Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.
(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.
(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company, the First Step Surviving Corporation or the Surviving Entity) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the other Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.
10. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the First Effective Time each of (a) the Voting Agreement, the Investors’ Rights Agreement and the ROFR and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the First Effective Time.
11. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Second Effective Time or (c) the time this Agreement is terminated upon mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the “Expiration Date”); provided, however, that (i) Section 12 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Second Effective Time.
12. Miscellaneous Provisions.
(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.
(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.
(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 12(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.
(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated (except by Merger) by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.
(e) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.
(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company and Parent have publicly disclosed their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to the Company, this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.
(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Cullgen Inc.

By:
Title:

PARENT:
Pulmatrix, Inc.

By:
Title:

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:

Address:

[Signature Page to Company Support Agreement]

Appendix A

Name, Address and Email Address of Stockholder	Shares of Company Capital Stock	Shares Underlying Company Options

Annex J

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on June 15, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/PULM2025SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on June 15, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V69402-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PULMATRIX, INC.

The Board of Directors recommends you vote FOR the nominee listed in Proposal 6 and FOR Proposals 1, 2, 3, 4, 5, 7 and 8.

6. Election of Class II Director

Nominee:	For	Withhold
6a. Richard Batycky, Ph.D.	☐	☐

	For	Against	Abstain
7. Ratification of the appointment of CBIZ CPAs P.C. as our independent registered public accounting firm for the 2025 fiscal year, provided that Ernst & Young Hua Ming LLP is expected to be appointed for that fiscal year if the Merger is completed as the Combined Company's independent registered public accounting firm.	☐	☐	☐
8. Approval of an adjournment of the Pulmatrix Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 7.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

J-1

V69403-TBD

PULMATRIX, INC.
Special Meeting of Stockholders
June 16, 2025 8:30 AM ET
This proxy is solicited by the Board of Directors

The undersigned hereby appoint(s) Peter Ludlum and Jordan Medalia, or any of them, as proxies and attorneys-in-fact, each with the power to act without the other and to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this card, all of the shares of Common Stock of PULMATRIX, INC. that the undersigned is/are entitled to vote at the Special Meeting of Stockholders to be held at 8:30 AM ET on June 16, 2025, live via the Internet, at www.virtualshareholdermeeting.com/PULM2025SM, and any adjournment or postponement thereof.

This proxy, when properly executed and returned, will be voted in the manner directed herein. If no such direction is made but the card is signed, this proxy will be voted in accordance with the Board of Directors' recommendations and in the discretion of the proxies with respect to such other business as may properly come before the meeting or any adjournment or postponement thereof. In the event that the nominee named on the reverse side of this card is unavailable for election or unable to serve, the shares represented by this proxy may be voted for a substitute nominee selected by the Board of Directors.

Continued and to be signed on reverse side

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